4/16

06016364

82- SUBMISSIONS FACING SHEET

BEST AVAILABLE COPY

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Reliance Capital Limited

*CURRENT ADDRESS Reliance Center
19, Walchand Hirachand Marg
Ballard Estate, Mumbai
400 001

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 30 2006
THOMSON
FINANCIAL

FILE NO. 82- ~~35008~~ 35007 FISCAL YEAR

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: Mar.

DAT : 8/16/06

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

April 24, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated April 24, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 19 and 41), being the intimation after the Board Meeting for 1st Quarterly Financial Results, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Capital Ventures Limited

(Formerly Reliance Technical Services Private Limited)
Maker Chamber IV, 3rd Floor, 222, Nariman Point, Mumbai 400 021

24th April, 2006

Shri Sanjay Golecha,
General Manager, Corporate Services
The Bombay Stock Exchange Limited
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort, Mumbai 400 001
Telephone: 2272 1121/ 1122
Facsimile: 2272 2037/2039/2041/2061/3719

Shri Hari K.,
Asst. Vice President
National Stock Exchange of India Ltd.,
Exchange Plaza
Bandra – Kurla Complex
Bandra (East), Mumbai 400 051
Telephone: 2659 8100 / 5641 8100
Facsimile: 2659 8237 / 8238

Dear Sir,

Sub: Unaudited Financial Results for the quarter ended 31st March, 2006 pursuant to Clause 41 of the Listing Agreement.

We wish to inform you that at the Board Meeting held today, i.e. 24th April, 2006, the Board of Directors have approved for release, the enclosed Unaudited Financial Results of the Company for the quarter ended 31st March, 2006.

We would request you to kindly bring the aforesaid information to the notice of your members.

Thanking you,

Yours faithfully,
For **RELIANCE CAPITAL VENTURES LIMITED**

HIMANSHU AGARWAL
DEPUTY COMPANY SECRETARY

Reliance Capital Ventures Limited

(Formerly Reliance Technical Services Private Limited)

Maker Chamber IV, 3rd Floor, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST MARCH, 2006

(Rupees in thousand except per share data)

Sr No.	Particulars	Quarter ended 31-Mar-06 (Unaudited)	Quarter ended 31-Mar-05 (Unaudited)	Year ended 31-Dec-05 (Nine Months Audited)
1	Other income	600	-	-
2	Total expenditure			
	a) Audit fees	64	-	165
	b) Director sitting fees	140	-	-
	c) Other expenditure	12	-	116
3	Depreciation	74	-	102
4	Profit before tax (1-2-3)	310	-	(383)
5	Provision for tax			
	Current tax	-	-	-
	Deferred tax	(127)	-	129
6	Net profit after tax (4 - 5)	183	-	(254)
7	Paid-up share capital Equity share capital of Rs.10 each	12,231,304	100	500
8	Reserves excluding revaluation reserves			Nil
9	Basic and diluted EPS for the period, and for previous year (Rs.)	-	-	(7.64)

NOTES:

1. 122,31,30,422 equity shares of Rs. 10 each fully paid up were allotted to the shareholders of Reliance Industries Limited and 50,000 equity shares of Rs. 10 each fully paid up have been cancelled pursuant to the Scheme of Demerger between the Company with Reliance Industries Limited sanctioned by the High Court of Judicature at Bombay.
2. The current accounting year of the Company is for a period of 15 months from 1st January, 2006 to 31st March, 2007.
3. Since the Company was in pre-operative stage as at March 31, 2005, profit and loss account was not prepared for that period.
4. The Company has filed a Scheme of Amalgamation and Arrangement in the High Court of Judicature at Mumbai for the amalgamation of the Company with Reliance Capital Limited.
5. The number of investor complaints pending as on 1st January, 2006 were Nil, the complaints received during the period 1st January, 2006 to 31st March, 2006 were 6, the complaints resolved during the period were 1 and pending unresolved as on 31st March, 2006 were 5.
6. There are no reportable segment under Accounting Standard 17 (Segment Reporting) issued by Institute of Chartered Accountants of India.
7. The financial results are in accordance with the standard accounting practices followed by the Company in preparation of its statutory accounts, and have been subjected to "Limited Review" by the Auditors of the Company.
8. The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on 24th April, 2006 approved the above results and its release.

for **RELIANCE CAPITAL VENTURES LIMITED**

Place: Mumbai

Date: 24th April, 2006

Anil D. Ambani
Chairman

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

April 6, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated April 6, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 31), being the Notice of the Court Convened Meeting for approving the Scheme of amalgamation and arrangement under Section 391 to Section 394 of the Companies Act, 1956 of the Equity Shareholders, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Capital Ventures Limited

'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai - 400 710

6th April 2006

The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 532703

NSE Scrip Code : RCAPVL

Dear Sir,

Sub. : **Court Convened Meeting of the equity shareholders**

We wish to inform you that the Court Convened Meeting for approving the scheme of amalgamation and arrangement under section 391 to section 394 of the Companies Act, 1956, of the Equity shareholders will be held on Wednesday, 26th April, 2006 at 11:00 a.m. Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056.

Certified copy of the Notices (6 nos.) are enclosed for your perusal.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully
For **RELIANCE CAPITAL VENTURES LIMITED**

HIMANSHU AGARWAL
DEPUTY COMPANY SECRETARY

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

April 15, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted two letters both dated April 15, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 35 & 49), being the Disclosure of Shareholding Pattern and the Quarterly Compliance Report on Corporate Governance, copies whereof are enclosed for information and records.

Very truly yours
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

April 15, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted two letters both dated April 15, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 35 & 49), being the Disclosure of Shareholding Pattern and the Quarterly Compliance Report on Corporate Governance, copies whereof are enclosed for information and records.

Very truly yours
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

15th April, 2006

Ms. Chitra Sekhar
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 532703

NSE Scrip Symbol : RCAPVL

Dear Sir,

Sub. : <u>Compliance under Clause 35 of the Listing Agreement</u>

In terms of clause 35 of the Listing agreement, we enclose herewith distribution of shareholding of the Company for the quarter ended 31st March, 2006.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **Reliance Capital Ventures Limited**

Himanshu Agarwal
Dy. Company Secretary & Manager

Encl. : a/a

RELIANCE CAPITAL VENTURES LIMITED

SHAREHOLDING PATTERN (EQUITY SHARES)

CATEGORY		AS ON 31.03.2006	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A	**PROMOTERS HOLDING**		
1	**Promoters ***		
	Indian Promoters	46 80 39 707	38.27
	Foreign Promoters		
2	**Persons acting in concert**	1 64 93 158	1.35
	Sub Total	**48 45 32 865**	**39.61**
B	**NON-PROMOTERS HOLDING**		
3	**Institutional Investors**		
a	Mutual Funds and UTI	3 17 42 109	2.60
b	Banks, Financial Institutions, Insurance	7 91 39 602	6.47
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
c	FIIs	23 29 24 893	19.04
	Sub Total	**34 38 06 604**	**28.11**
4	**Others**		
a	Private Corporate Bodies	6 97 93 638	5.71
b	Indian Public	24 78 16 364	20.26
c	NRIs/OCBs	1 35 11 210	1.10
d	Any other (please specify)		
	(i) The Bank of New York as Depository (for GDRs)	6 36 69 741	5.21
			0.00
	Sub Total	**39 47 90 953**	**32.28**
	GRAND TOTAL	**122 31 30 422**	**100.00**

Reliance Capital Ventures Limited

RELIANCE CAPITAL VENTURES LIMITED

Note 1 : Details of 1% and above shareholding

CATEGORY			AS ON 31.03.2006	
			NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A		**PROMOTERS HOLDING**		
1		**"Promoters" - as defined in Regulation 2(1)(h) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997**		
	a	Anadha Enterprise Private Limited	270292782	22.10
	b	Bhavan Mercantile Private Limited	177372835	14.50
2		**Persons acting in concert**		
	a	Reliance Capital Limited	1 64 93 158	1.35
B		**NON-PROMOTERS HOLDING**		
3		**Institutional Investors**		
	a	**Banks, Financial Institutions, Insurance**		
		Companies (Central/State Gov. Institutions/		
		Non-Government Institutions)		
		Life Insurance Corporation of India	6 28 45 668	5.14
	b	**FIIs**		
		HSBC Global Investment Funds A/C HSBC Global Investment Funds Mauritius Limited	4 20 31 242	3.44
		Europacific Growth Fund	1 88 85 718	1.54
		Merrill Lynch Capital Markets Espana S.A. S.V.	1 87 28 896	1.53
4		**Others**		
	a	Any other (please specify)		
		The Bank of New York as Depository (for GDRs)	6 36 69 741	5.21

Note 2: Foreign Shareholding

SR. NO.	CATEGORY	AS ON 31.03.2006	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
1	FIIs	23 29 24 893	19.04
2	NRIs/OCBs	1 35 11 210	1.10
3	GDRs	6 36 69 741	5.21
	Total	31 01 05 844	25.35

Note 3

The Company posts this information on the Website [redacted] www.rcapvl.in.
The Company also posts this information on the EDIFAR Website maintained by National Informatics Center (NIC), which can be accessed through the SEBI Website : www.sebi.gov.in

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

15th April, 2006

Ms. Neha Gada
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 532703

NSE Scrip Symbol : RCAPVL

Dear Sir / Madam,

Sub : Quarterly Compliance Report on Corporate Governance for the Quarter Ended 31st March, 2006 - under Clause 49 of the Listing Agreement

In terms of clause 49 of the listing agreement, we are attaching current compliance status on Corporate Governance for the quarter ended 31st March, 2006.

The Company also posts this information on the Company's website www.rcapvl.com and EDIFAR Website maintained by National Informatics Centre (NIC), which can be accessed through the SEBI Website: www.sebi.gov.in.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **Reliance Capital Ventures Limited**

Himanshu Agarwal
Dy. Company Secretary & Manager

c.c : The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Ltd.

Encl: as above

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

Report on Corporate Governance for the quarter ended 31st March, 2006

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
1	2	3	4
I. Board of Directors	491	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	NA	Except for sitting fees no other payments are being made to Directors.
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	NA	
(E) Remuneration of Directors	49 (IV E)	NA	No remuneration is being paid to Directors
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	This being an annual certification, does not apply to the current quarter.
VI. Report on Corporate Governance	49 (VI)	YES	Report on corporate Governance will be complied in the3 Annual Report 2006-07.
VII. Compliance	49 (VII)	YES	

for Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary & Manager

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : RELIANCE CAPITAL VENTURES LIMITED			
	Scrip Code	532703	Quarter Ended 31st March, 2006
Category Code	**Category**	**No.of Shares Held**	**% of Shareholding**
I	**CONTROLLING/STRATEGIC HOLDINGS**		
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs & Relatives	88 45 089	0.72
2	Indian Corporate Bodies/ Trusts/ Partnerships	45 91 94 618	37.54
3	Persons Acting in Concert (also include Suppliers/ Customers)	1 64 93 158	1.35
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**48 45 32 865**	**39.61**
B	**BASED OVERSEAS**		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	**GDRs/ADRs/ ADSs**	0	0.00
	Sub Total C	**0**	**0.00**
D	**OTHERS (Please specify here________________)**	0	0.00
	Sub Total D	**0**	**0.00**
E	**ANY OTHER SHARES LOCKED-IN (except covered above)**	0	0.00
	Sub Total E	**0**	**0.00**
	Sub Total I	**48 45 32 865**	**39.61**

....contd

Capital Ventures Limited

RECEIVED

2006 JUN -5 P 12:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	BASED IN INDIA		
1	Indian Individuals/HUFs	24 78 16 364	20.26
2	Indian Corporate Bodies/Trusts/Partnerships	6 97 93 638	5.71
3	Independent Directors & Relatives	0	0.00
4	Present Employees	0	0.00
5	Banks/Financial Institutions	15 55 608	0.13
6	Central/State Govt.	10 81 095	0.09
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	7 67 39 964	6.27
9	Mutual Funds	3 15 05 044	2.58
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**42 84 91 713**	**35.03**
B	BASED OVERSEAS		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	1 59 896	0.01
15	Foreign Institutional Investors (SEBI-registered)	23 29 24 893	19.04
16	Non Resident Indians (Individuals)	1 33 51 314	1.09
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**24 64 36 103**	**20.15**
C	GDRs/ADRs/ADSs	6 36 69 741	5.21
	Sub Total C	**6 36 69 741**	**5.21**
D	OTHERS (Please specify here________________)		
		0	0.00
	Sub Total D	**0**	**0.00**
	Sub Total II	**73 85 97 557**	**60.39**
	Grand Total	**1 22 31 30 422**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	48 45 32 865	39.61
Total Free-float	73 85 97 557	60.39
Grand Total	**1 22 31 30 422**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	91 30 24 578	74.65
Total Foreign Holding	31 01 05 844	25.35
Grand Total	**1 22 31 30 422**	**100.00**

Capital Ventures Limited

FORM B

CONTROLLING/STRATEGIC HOLDERS

(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE CAPITAL VENTURES LIMITED				
	Scrip Code	532703	Quarter Ended	31st March, 2006
Sl.No.	**Holders Name**	**No.of Shares Held**	**% of Shareholding**	**Category Code**
1	Anadha Enterprise Private Limited	27 02 92 782	22.10	I-A-2
2	Bhavan Mercantile Private Limited	17 73 72 835	14.50	I-A-2
3	Reliance Capital Limited	1 64 93 158	1.35	I-A-3
4	AAA Global Business Enterprises Pvt. Ltd.	1 15 29 001	0.94	I-A-2
#REF!	Smt.Kokila D. Ambani	36 65 227	0.30	I-A-1
#REF!	Shri Anil D. Ambani	18 59 271	0.15	I-A-1
#REF!	Jaianmol A. Ambani	16 69 759	0.14	I-A-1
#REF!	Tina A Ambani	16 50 832	0.13	I-A-1
	Total	**48 45 32 865**	**39.61**	

FORM C

FREE-FLOAT HOLDERS

DISCLOSE ONLY HOLDINGS OF 1% & ABOVE

(List holders Categorywise)

Name of the Company : RELIANCE CAPITAL VENTURES LIMITED

Scrip Code	532703	Quarter Ended	31st March, 2006

Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Life Insurance Corporation of India	6 28 45 668	5.14	II-A-8	NIL
2	HSBC Global Investment Funds A/C HSBC Global Investment Funds Mauritius Limited	4 20 31 242	3.44	II-B-15	NIL
3	Europacific Growth Fund	1 88 85 718	1.54	II-B-15	NIL
	Merrill Lynch Capital Markets Espana S.A. S.V.	1 87 28 896	1.53	II-B-15	NIL
5	The Bank of New York as Depository (for GDRs)	6 36 69 741	5.21	II-C	NIL
	Total	**20 61 61 265**	**16.86**		

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

April 17, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated April 17, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 19 and 41), being the Notice of the Board Meeting convened for 1st Quarterly Financial Results, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

April 17, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated April 17, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 19 and 41), being the Notice of the Board Meeting convened for 1st Quarterly Financial Results, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

April 17, 2006

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 532703

NSE Scrip Code : RCAPVL

Dear Sir,

Re: Unaudited Financial Results for the quarter ended 31st March 2006 pursuant to Clause 41 of the Listing Agreement

In terms of Clause 41 of the Listing agreement, we wish to inform you that a meeting of the Board of Directors of the Company will be held on Monday, 24th April, 2006 to consider, inter alia, the Unaudited financial results of the Company for the first quarter ended 31st March, 2006.

The decision of the Board of Directors will be furnished to you after the conclusion of the meeting.

We request you to inform your members accordingly.

Thanking you,

Yours faithfully,
For Reliance Capital Ventures Limited

Himanshu Agarwal
Deputy Comapny secretary

Copy to: The Secretary – National Securities Depository Limited
The Secretary - Central Depository Services (India) Limited

482666

482666

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

April 27, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated April 27, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 36), being the intimation regarding approval of the amalgamation of the Company with Reliance Capital Limited in the Court Convened Meeting of the shareholders of the Company, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Capital Ventures Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

April 27, 2006

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121-22
2272 3121, 2272 3719
Facsimile : 2272 2037, 39 /2041-2061

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile : 2659 8237/38

BSE Scrip Code: 532703 **NSE Scrip Code :RCAPVL**

Dear Sir,

Sub: **Approval of amalgamation of Reliance Capital Ventures Limited with Reliance Capital Limited by Reliance Capital ventures Limited.**

The shareholders of Reliance Capital Ventures Limited at the Meeting of the equity shareholders of the Company, convened by the High Court of Judicature at Bombay, held on 26th April 2006 have with the requisite majority, both in value and number, approved the merger of the Company with Reliance Capital Limited.

We would request you to kindly inform your members accordingly.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL VENTURES LIMITED**

HIMANSHU AGARWAL
DEPUTY COMPANY SECRETARY

Cc : **National Securities Depository Limited**
Central Depository Services (India) Limited

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

May 31, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated May 31, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 41), being the intimation regarding limited review by the auditors of the financial results of the Company for the quarter ended 31st March, 2006, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

31st May, 2006

Shri S Subramanian DCS - CRD Bombay Stock Exchange Limited Phiroze Jeejeebhoy Towers Dalal Street Mumbai 400 001 Fax : 2272 2037/39/41/3121/3719 **BSE Scrip Code : 532703**	The Manager Listing Department National Stock Exchange of India Ltd Exchange Plaza, C-1, Block G Bandra-Kurla Complex, Bandra (East) Mumbai 400 051 Fax : 2658 8237/38 **NSE Symbol : RCAPVL**

Dear Sirs,

Sub : Limited Review Report for the quarter ended 31st March, 2006

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose a copy of the Limited Review Report for the quarter ended 31st March, 2006, duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For **Reliance Capital Ventures Limited**

Himanshu Agarwal
Dy. Company Secretary

Encl: As above

RSM & Co.
Chartered Accountants

Limited Review Report
to the Board of Directors of
Reliance Capital Ventures Limited

1. We have reviewed the accompanying Statement of "Unaudited Financial Results for the quarter ended March 31, 2006" ("the Statement") in which are incorporated the results for the quarter ended March 31, 2006 ("interim financial information") of **Reliance Capital Ventures Limited** ('the Company') prepared by the Company pursuant to Clause 41 of the Listing Agreement with the Stock Exchanges in India. This Statement is the responsibility of the Company's management and has been approved by the Board of Directors.

2. A limited review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of company personnel responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Based on limited review carried out by us of the interim financial information, nothing has come to our attention that causes us to believe that the Statement prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For **RSM & Co.**
Chartered Accountants

Vilas Rane
Partner
Membership No.: F- 33220

Mumbai: April 24, 2006

Ambit RSM House
449, Senapati Bapat Marg, Lower Parel

Phone : 91 22 3982 1819
Fax : 91 22 3982 3020

Reliance Capital Ventures Limited

(Formerly Reliance Technical Services Private Limited)

Maker Chamber IV, 3rd Floor, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST MARCH , 2006

(Rupees in thousand except per share data)

Sr No.	Particulars	Quarter ended 31-Mar-06 (Unaudited)	Quarter ended 31-Mar-05 (Unaudited)	Year ended 31-Dec-05 (Nine Months Audited)
1	Other income	600	-	-
2	Total expenditure			
	a) Audit fees	64	-	165
	b) Director sitting fees	140	-	-
	c) Other expenditure	12	-	116
3	Depreciation	74	-	102
4	Profit before tax (1-2-3)	310	-	(383)
5	Provision for tax			
	Current tax	-	-	-
	Deferred tax	(127)	-	129
6	Net profit after tax (4 - 5)	183	-	(254)
7	Paid-up share capital Equity share capital of Rs.10 each	12,231,304	100	500
8	Reserves excluding revaluation reserves			Nil
9	Basic and diluted EPS for the period, and for previous year (Rs.)	-	-	(7.64)

NOTES:

1. 122,31,30,422 equity shares of Rs. 10 each fully paid up were allotted to the shareholders of Reliance Industries Limited and 50,000 equity shares of Rs. 10 each fully paid up have been cancelled pursuant to the Scheme of Demerger between the Company with Reliance Industries Limited sanctioned by the High Court of Judicature at Bombay.
2. The current accounting year of the Company is for a period of 15 months from 1st January, 2006 to 31st March, 2007.
3. Since the Company was in pre-operative stage as at March 31, 2005, profit and loss account was not prepared for that period.
4. The Company has filed a Scheme of Amalgamation and Arrangement in the High Court of Judicature at Mumbai for the amalgamation of the Company with Reliance Capital Limited.
5. The number of investor complaints pending as on 1st January, 2006 were Nil, the complaints received during the period 1st January, 2006 to 31st March, 2006 were 6, the complaints resolved during the period were 1 and pending unresolved as on 31st March, 2006 were 5.
6. There are no reportable segment under Accounting Standard 17 (Segment Reporting) issued by Institute of Chartered Accountants of India.
7. The financial results are in accordance with the standard accounting practices followed by the Company in preparation of its statutory accounts, and have been subjected to "Limited Review" by the Auditors of the Company.
8. The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on 24th April, 2006 approved the above results and its release.

for RELIANCE CAPITAL VENTURES LIMITED

Place: Mumbai

Date: 24th April, 2006

Anil D. Ambani
Chairman

Reliance Capital Ventures Limited

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures Submitted to SEC
1.	Companies Act, Section 154	Notice of closure of register of members or debenture holders.	Shareholders/ Debenture holders	Not less than seven days before closure of Registers	No Event
2.	Exchange Listing Rules (clause 16)	Notice of closure of Transfer books of Shareholders	Stock Exchanges	At least 30 days before the date of closure	No Event
3.	• Companies Act Section 171, 217, 219 • Exchange Listing Rules (clause 31, 32 and 49)	Notice of annual general meeting (Annual Report containing Notice, Directors' Report, Balance Sheet, Profit & Loss Account, cash flow statement and report on corporate governance compliance) Notice to shareholders of other general meeting or seeking their approval by Postal Ballot	Shareholders Stock Exchanges	21 days before General Meeting	No Event
4.	Companies Act Section 302	Abstract of the terms of appointment/ Reappointment of managerial personnel and material terms of their remuneration.	Shareholders	Within 21 days of appointment / change if it is not part of Explanatory Statement to resolution of such appointment	No Event
5.	Exchange Listing Rules (clause 19 and 41)	Notice of Board Meeting convened for quarterly financial results, Buy back of securities, dividend or other benefits to investors.	Stock Exchanges	7 days before the board meeting	Notice of the Board Meeting convened to consider financial results for the quarter ended 31.3.2006.
6.	Exchange Listing Rules (clause 20 and 41)	Intimation after the Board Meeting for quarterly financial results, Buy back of securities, dividend and other benefits to investors.	Stock Exchanges	Within 15 minutes of the closure of Board Meeting	Intimation of the financial results for the quarter ended 31.3.2006

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures Submitted to SEC
7.	Exchange Listing Rules (clause 35)	Disclosure of Shareholding Pattern	Stock Exchanges	Within 15 days of end of the each Quarter	Disclosure of the Shareholding Pattern as on 31.3.2006.
8.	Exchange Listing Rules (clause 36)	Intimation regarding any price sensitive or material information including merger, amalgamation corporate restructuring etc.	Stock Exchange	Promptly	b. Announcement for schedule of listing of Company's Shares on domestic Stock Exchanges b. Intimation for completion of listing on Bombay Stock and National Stock Exchange
9.	Exchange Listing Rules (clause 47 C)	Certificate of completion of transfer of shares within 30 days of lodgment from Practicing Company Secretary.	Stock Exchanges	Within 30 days of the end of each half year	No Event
10.	Exchange Listing Rules (Clause 49)	Unaudited half yearly results (non mandatory)	Shareholders	No time limit	No Event
		Quarterly Compliance Report on Compliance with the Corporate Governance Guidelines	Stock Exchange	Within 15 days of the close of quarter	Quarterly Compliance Report on Compliance with the Corporate Governance for the quarter ended 31.3.2006
11.	Exchange Listing Rules (clause 30)	Notice of change in Directorship	Stock Exchange	Promptly	Notice of change in Directors
12.	SEBI (Substantial Acquisition of Shares and Takeovers) Regulation, 1997 Regulation 8 (3)	Disclosure of Shareholding of person holding more than 15% voting rights and by promoters or every person having control over the company with persons acting in concert.	Stock Exchanges	Within 30 days from (i) the financial year ending 31st March, (ii) the record date for payment of Dividend.	Disclosure of Shareholding of person holding more than 15% voting rights and by promoters or every person having control over the company with persons acting in concert. As on 31.3.2006

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures Submitted to SEC
13.	SEBI (Insider Trading) (Amendment) Regulation, 2002 Regulation 13.6	Disclosure of the number of shares or voting rights held by any person, director, employee and any change in such holdings	Stock Exchanges	Within 5 days from receipt of such disclosure from the person, director, officer.	a. Initial disclosures of Shareholding received from Directors/Officers of the Company. b. Disclosure in terms of Regulation 13(6) received from persons holding more than 5% of the shares of the Company.
14.	SEBI (Disclosure and Investor Protection) Guidelines, 2000 Regulation 8.3.5	Information Memorandum containing prescribed details	Stock Exchanges	Before Listing of Shares on Stock Exchanges	Information Memorandum submitted to Stock Exchanges
15.	Secretarial Audit in accordance with SEBI circular No. D&CC/FITTC/CIR-16/2002 dated Dec 31st 2002	Secretarial Audit on Capital Integrity giving reconciliation of securities allowed to be held under electronic mode vis a vis the total capital	Stock Exchange	Within 30 days of the close of quarter	Secretarial Audit on Capital Integrity giving reconciliation of securities allowed to be held under electronic mode vis a vis the total capital as on 31.3.2006.

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

June 8, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

RECEIVED
2006 JUN 19 A 10: 12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated June 8, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 and Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 , being disclosures received from persons holding more than 5% of the shares of the Company, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

June 8, 2006

Ms. Neha Gada
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 532703

NSE Scrip Symbol : RCAPVL

Dear Sir / Madam,

Dear Sirs,

Sub: Disclosure in terms of Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition and Takeovers) Regulations, 1997

This is to inform you that the Company has received disclosure in terms of Regulation 7(1) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, from Quantum (M) Limited, Mauritius.

The disclosure in the prescribed format as required in terms of Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 is enclosed.

Kindly acknowledge the receipt of the same.

Thanking you,

Yours faithfully
For Reliance Capital Ventures Limited

(Himanshu Agarwal)
Dy. Company Secretary

Encl: As above

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

Format for disclosure of details of acquisition to Stock Exchanges by target company, in terms of Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 {Regulations}

Name of the Target company	Reliance Capital Ventures Limited
Date of reporting	8.6.2006
Names of the stock exchanges where the shares of the target company are listed	1. The Bombay Stock Exchange Ltd. 2. .The National Stock Exchange of India
Details of the acquisition/ sale received in terms of Reg. 7(1)	
Names of the acquirers/ sellers and PACs with them	Quantum (M) Limited
Date of Acquisition/ sale	7.6.2006
Date of acquisition of shares/VR or date of receipt of intimation of allotment , whichever is applicable	7.6.2006
Mode of acquisition (e.g. open market//public issue/ rights issue/ preferential allotment/ interse transfer etc).	Market Purchase
Mode of sale (e.g. open market/ MOU/ off market etc.)	N.A.

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

Particulars of acquisition/ sale	Number	% w.r.t. total paid up capital of Target Company
a) Shares / Voting rights (VR) of the acquirer/ seller before acquisition/ sale	6,00,31,086	4.91%
b) Shares/ voting rights acquired / sold	50,00,000	0.41%
c) Shares / VR of the acquirer/ seller after acquisition/ sale	6,50,31,086	5.32%
Paid up capital/ total voting capital of the target company before the said acquisition	122,31,30,422 Shares of Rs. 10 each	
Paid up capital/ total voting capital of the target company after the said acquisition	122,31,30,422 Shares of Rs. 10 each	

For Reliance Capital Ventures Limited

(Himanshu Agarwal)
Dy. Company Secretary

Place : Mumbai

Date : 8.6.2006

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

June 8, 2006

Ms. Neha Gada
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 532703

NSE Scrip Symbol : RCAPVL

Dear Sir / Madam,

Dear Sirs,

Sub: Disclosure in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

This is to inform you that the Company has received disclosure in terms of Regulation 13(1) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992, from Quantum (M) Limited, Mauritius.

The disclosure in the prescribed format (Form A) as required in terms of Regulation 13 (6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 , is attached..

Kindly acknowledge the receipt of the same.

Thanking you,

Yours faithfully
For Reliance Capital Ventures Limited

(Himanshu Agarwal)
Dy. Company Secretary

Encl: As above

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

Reliance Capital Ventures Limited

Form A

Name & address of shareholder with telephone number	Shareholding prior to acquisition	No. and percentage of shares /voting rights acquired	~~Date of receipt of allotment advice/~~ Date of acquisition (specify)	Date of intimation to Company	Mode of acquisition (market purchase/ public/ right/ preferential offer etc.)	Shareholding subsequent to acquisition	Trading member through whom the trade was executed with SEBI Registration No.of the TM	Exchange on which the trade was executed	Buy quantity	Buy value Rs.
Quantum (M) Limited 10, Frere Felix de Valois Street,Port Louis,Mauritius; Tel : (230) 202 3013	6,00,31,086; 4.91%	50,00,000; 0.41 %	June 7, 2006	June 8, 2006	Market Purchase	6,50,31,086; 5.32%	J.P. Morgan Stanley Securities Private Limited Regn. No.: INNLFD006393	BSE NSE	11,50,000 38,50,000	2,72,28,205 9,11,49,135

For Reliance Capital Ventures Limited

(Himanshu Agarwal)
Dy. Company Secretary

Date : June 8, 2006

RELIANCE CAPITAL VENTURES LIMITED
Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622. Website: www.rcapvl.in

June 8, 2006

Ms. Neha Gada
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

BSE Scrip Code : 532703

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

NSE Scrip Symbol : RCAPVL

Dear Sir / Madam,

Dear Sirs,

Sub: Disclosure in terms of Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition and Takeovers) Regulations, 1997

This is to inform you that the Company has received disclosure in terms of Regulation 7(1) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, from Quantum (M) Limited, Mauritius.

The disclosure in the prescribed format as required in terms of Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 is enclosed.

Kindly acknowledge the receipt of the same.

Thanking you.

Yours faithfully
For Reliance Capital Ventures Limited

(Himanshu Agarwal)
Dy. Company Secretary

Encl: As above

MEMORY TRANSMISSION REPORT

TIME : 2025-05-20 19:16
TEL NUMBER :
NAME :

FILE NUMBER	:	852
DATE	:	05-20 19:08
TO	:	922723121
DOCUMENT PAGES	:	005
START TIME	:	05-20 19:08
END TIME	:	05-20 19:16
SENT PAGES	:	005
STATUS	:	OK

FILE NUMBER : 852 *** SUCCESSFUL TX NOTICE ***

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

May 20, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated May 20, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 and Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 , being disclosures received from persons holding more than 5% of the shares of the Company, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

May 20, 2006

Ms. Neha Gada
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 532703

NSE Scrip Symbol : RCAPVL

Dear Sir / Madam,

Dear Sirs,

Sub: Disclosure in terms of Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition and Takeovers) Regulations, 1997

This is to inform you that the Company has received disclosure in terms of Regulation 7(1) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, from HSBC Halbis Partners (Hong Kong) Limited that HSBC Global Investment Funds-A/c HSBC Global Investment Funds (Mauritius) Limited alongwith with its PACs hold 5.11% of the voting rights of the Company.

The disclosure in the prescribed format as required in terms of Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 is enclosed.

Kindly acknowledge the receipt of the same.

Thanking you,

Yours faithfully
For Reliance Capital Ventures Limited

(Himanshu Agarwal)
Dy. Company Secretary

Encl: As above

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

Format for disclosure of details of acquisition to Stock Exchanges by target company, in terms of Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 {Regulations}	
Name of the Target company	Reliance Capital Ventures Limited
Date of reporting	20.5.2006
Names of the stock exchanges where the shares of the target company are listed	1. The Bombay Stock Exchange Ltd. 2. The National Stock Exchange of India
Details of the acquisition/ sale received in terms of Reg. 7(1) and 7(1A)	
Names of the acquirers/ sellers and PACs with them	HSBC Global Investment Funds-A/c HSBC Global Investment Funds (Mauritius) Limited PAC: HSBC Halbis Partners (Hong Kong) Limited
Date of Acquisition/ sale	16.5.2006
Date of receipt of intimation of allotment by acquirer/ seller	17.5.2006
Mode of acquisition (e.g. open market//public issue/ rights issue/ preferential allotment/ interse transfer etc).	Market Purchase
Mode of sale (e.g. open market/ MOU/ off market etc.)	N.A.

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

Particulars of acquisition/ sale	Number	% w.r.t. total paid up capital of Target Company
a) Shares / Voting rights (VR) of the acquirer/ seller before acquisition/ sale	6,05,78,073	4.95%
b) Shares/ voting rights acquired / sold	20,00,000	0.16 %
c) Shares / VR of the acquirer/ seller after acquisition/ sale	6,25,78,073	5.11%
Paid up capital/ total voting capital of the target company before the said acquisition	122,31,30,422 Shares of Rs. 10 each	
Paid up capital/ total voting capital of the target company after the said acquisition	122,31,30,422 Shares of Rs. 10 each	

For Reliance Capital Ventures Limited

(Himanshu Agarwal)
Dy. Company Secretary

Place : Mumbai

Date : 20.5.2006

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

May 20, 2006

Ms. Neha Gada
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 532703

NSE Scrip Symbol : RCAPVL

Dear Sir / Madam,

Dear Sirs,

Sub: Disclosure in terms of Regulation 13(6) of the the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

This is to inform you that the Company has received disclosure in terms of Regulation 13(1) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992, from HSBC Halbis Partners (Hong Kong) Limited that HSBC Global Investment Funds-A/c HSBC Global Investment Funds (Mauritius) Limited along with its PACs hold 5.11% of the voting rights of the Company.

The disclosure in the prescribed format (Form A) as required in terms of Regulation 13 (6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 , is attached..

Kindly acknowledge the receipt of the same.

Thanking you,

Yours faithfully
For Reliance Capital Ventures Limited

(Himanshu Agarwal)
Dy. Company Secretary

Encl: As above

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

Reliance Capital Ventures Limited

Form A

Name & address of shareholder with telephone number	Shareholding prior to acquisition	No. and percentage of shares /voting rights acquired	~~Date of receipt of allotment advice/~~ Date of acquisition (specify).	Date of intimation to Company	Mode of acquisition (market purchase/ public/ right/ preferential offer etc.)	Shareholding subsequent to acquisition	Trading member through whom the trade was executed with SEBI Registration No.of the TM	Exchange on which the trade was executed	Buy quantity	Buy value Rs.
HSBC Global Investments Fund,69, Route D'esch,L-1470 Luxembourg, Grand Duchy of Luxembourg PAC: HSBC Halbis Partners (Hong Kong) Limited	6,05,78,073; 4.95%	20,00,000; 0.16 %	16th May, 2006	17th May, 2006	Market Purchase	6,25,78,073 ; 5.11%	J.P. Morgan India Private Limited BSE: INB010675237 NSE: INB230675231	BSE NSE	5 ,00, 000 15,00,000	1,37,20,000 4,12,13,550

For Reliance Capital Ventures Limited

(Himanshu Agarwal)
Dy. Company Secretary

Date : 20th May, 2006

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

May 31, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated May 31, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 41), being the intimation regarding limited review by the auditors of the financial results of the Company for the quarter ended 31st March, 2006, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

31st May, 2006

Shri S Subramanian DCS - CRD Bombay Stock Exchange Limited Phiroze Jeejeebhoy Towers Dalal Street Mumbai 400 001 Fax : 2272 2037/39/41/3121/3719 **BSE Scrip Code : 532703**	The Manager Listing Department National Stock Exchange of India Ltd Exchange Plaza, C-1, Block G Bandra-Kurla Complex, Bandra (East) Mumbai 400 051 Fax : 2658 8237/38 **NSE Symbol : RCAPVL**

Dear Sirs,

Sub : Limited Review Report for the quarter ended 31st March, 2006

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose a copy of the Limited Review Report for the quarter ended 31st March, 2006, duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For **Reliance Capital Ventures Limited**

Himanshu Agarwal
Dy. Company Secretary

Encl: As above

RSM & Co.
Chartered Accountants

Limited Review Report
to the Board of Directors of
Reliance Capital Ventures Limited

1. We have reviewed the accompanying Statement of "Unaudited Financial Results for the quarter ended March 31, 2006" ("the Statement") in which are incorporated the results for the quarter ended March 31, 2006 ("interim financial information") of **Reliance Capital Ventures Limited** ('the Company') prepared by the Company pursuant to Clause 41 of the Listing Agreement with the Stock Exchanges in India. This Statement is the responsibility of the Company's management and has been approved by the Board of Directors.

2. A limited review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of company personnel responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Based on limited review carried out by us of the interim financial information, nothing has come to our attention that causes us to believe that the Statement prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For **RSM & Co.**
Chartered Accountants

Vilas Rane
Partner
Membership No.: F- 33220

Mumbai: April 24, 2006

Ambit RSM House

Reliance Capital Ventures Limited
(Formerly Reliance Technical Services Private Limited)
Maker Chamber IV, 3rd Floor, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST MARCH, 2006

(Rupees in thousand except per share data)

Sr No.	Particulars	Quarter ended 31-Mar-06 (Unaudited)	Quarter ended 31-Mar-05 (Unaudited)	Year ended 31-Dec-05 (Nine Months Audited)
1	Other income	600	-	-
2	Total expenditure			
	a) Audit fees	54	-	165
	b) Director sitting fees	140	-	-
	c) Other expenditure	12	-	116
3	Depreciation	74	-	102
4	Profit before tax (1-2-3)	310	-	(383)
5	Provision for tax			
	Current tax	-	-	-
	Deferred tax	(127)	-	129
6	Net profit after tax (4 - 5)	183	-	(254)
7	Paid-up share capital Equity share capital of Rs.10 each	12,231,304	100	500
8	Reserves excluding revaluation reserves			Nil
9	Basic and diluted EPS for the period, and for previous year (Rs.)	-	-	(7.64)

NOTES:

1 122,31,30,422 equity shares of Rs. 10 each fully paid up were allotted to the shareholders of Reliance Industries Limited and 50,000 equity shares of Rs. 10 each fully paid up have been cancelled pursuant to the Scheme of Demerger between the Company with Reliance Industries Limited sanctioned by the High Court of Judicature at Bombay.

2 The current accounting year of the Company is for a period of 15 months from 1st January, 2006 to 31st March, 2007.

3 Since the Company was in pre-operative stage as at March 31, 2005, profit and loss account was not prepared for that period.

4 The Company has filed a Scheme of Amalgamation and Arrangement in the High Court of Judicature at Mumbai for the amalgamation of the Company with Reliance Capital Limited.

5 The number of investor complaints pending as on 1st January, 2006 were Nil, the complaints received during the period 1st January, 2006 to 31st March, 2006 were 6, the complaints resolved during the period were 1 and pending unresolved as on 31st March, 2006 were 5.

6 There are no reportable segment under Accounting Standard 17 (Segment Reporting) issued by Institute of Chartered Accountants of India.

7 The financial results are in accordance with the standard accounting practices followed by the Company in preparation of its statutory accounts, and have been subjected to "Limited Review" by the Auditors of the Company.

8 The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on 24th April, 2006 approved the above results and its release.

for **RELIANCE CAPITAL VENTURES LIMITED**

Place: Mumbai

Date: 24th April, 2006

Anil D. Ambani
Chairman

RSM & CO. MUMBAI CHARTERED ACCOUNTANTS

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

May 29, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 "F" Street, N.E.
Washington, D.C. 20549

Dear Mr. Dudek:

This is further to our earlier letter submitted and filed with your office on April 13, 2006.

The following information is being furnished to the Securities and Exchange Commission (the "SEC") by Reliance Capital Ventures Limited, a company incorporated under the laws of India ("RCAPVL"), in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Pursuant to a Scheme of Arrangement (the "Scheme") between Reliance Industries Limited ("RIL") and RCAPVL among others, RIL disposed of its financial services including insurance business interests to RCAPVL. RCAPVL was incorporated on September 3, 2004. In July 2005, RCAPVL was selected as a Special Purpose Vehicle ("SPV"), specifically for purposes of completing the Scheme. The Scheme was approved by the Bombay High Court in the latter part of 2005.

Prior to January 27, 2006, the RCAPVL was a wholly-owned subsidiary of RIL and had no U.S. shareholders or any other shareholder except for RIL, a company incorporated under the laws of India. Prior to January 27, 2006, RCAPVL had no operations or material assets. Pursuant to the Scheme, RCAPVL issued its shares to more than two million shareholders of RIL (save and except to certain Specified Shareholders, as defined in the Scheme), in the ratio of one share of RCAPVL for every one share held in RIL, as of January 27, 2006 (being the record date). Consequently, all shareholders of RIL became shareholders of RCAPVL in the same proportion and manner that such shareholders held shares in RIL. RCAPVL was listed on the Bombay Stock Exchange and National Stock Exchange of India on February 21, 2006.

Of the two million RIL shareholders, the vast majority of whom are resident in India, 592 shareholders have registered addresses in the US. We believe that such 592 shareholders having registered addresses in the U.S. have acquired RIL shares pursuant to previous share issuances by RIL and/or market purchases in accordance with applicable laws of India and were therefore entitled to receive RCAPVL shares pursuant to the Scheme. In accordance with the Scheme, RCAPVL has issued its shares *pro rata* to such shareholders based on their ownership of RIL (in certificated form or in book entry system, as the case may be).

RCAPVL's last fiscal year ended on December 31, 2005. RCAPVL's current fiscal year commenced on January 1, 2006 and has been scheduled and declared to close on March 31, 2007.

RCAPVL has timely submitted this application for an exemption pursuant to Rule 12g3-2(b). Rule 12g3-2(b)(2) states: *The information required to be furnished under paragraphs (b)(1)(i) and (b)(1)(ii) of this section shall be furnished on or before the date on which a registration statement under section 12(g) of the Act would otherwise be required to be filed.* Turning to Section 12(g), it states that a registration statement covering a security is due to be filed *within one hundred and twenty days after the last day of its first fiscal year ended after two years from the effective date of this subsection on which the issuer has total assets exceeding $1,000,000 and a class of equity security (other than an exempted security) held of record by five hundred or more...persons.* See Section 12(g)(1)(B).

As of fiscal year end December 31, 2005, RCAPVL had only one shareholder, *i.e.*, RIL and no U.S. shareholders. It was only upon the record date, *i.e.*, January 27, 2006, that for the first time in its corporate history, RCAPVL met the said two criteria set out in Section 12(g), *i.e.*, it had 592 U.S. shareholders and had met the applicable asset threshold. Therefore, RCAPVL must file for an exemption within 120 days of the end of the current fiscal year. The current fiscal year for RCAPVL is scheduled to end on March 31, 2007 and accordingly, the exemption must be filed within 120 days of March 31, 2007, *i.e.*, July 29, 2007.

Clearly, RCAPVL has by virtue of the original letter and the attendant submissions applied for an exemption well in advance of the required date of July 29, 2007. Indeed, RCAPVL filed its request for an exemption with the SEC on April 13, 2006.

The list set forth in "Exhibit A" contains the material information that RCAPVL:

(A) has made or is required to make public pursuant to the laws of the Republic of India, its jurisdiction of incorporation;

(B) has filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange; or

(C) has distributed or is required to distribute to its security holders.

We have already submitted to your office communications and materials listed in "Exhibit A" that have been made public, filed or distributed by RCAPVL since January 1, 2006.

We will furnish to the SEC on an ongoing basis the information listed in "Exhibit A" promptly after such information is made public, filed or distributed as described therein. If the information that we make or are required to make public, file or distribute shall change from that listed above, RCAPVL will furnish the SEC with a revised list reflecting such changes.

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

In connection with this application for exemption, we furnish you the following supplemental information:

1. To the best of our knowledge, the number of potential holders of RCAPVL equity shares, par value rupees 5.00 per share (the "Equity Shares"), currently resident in the U.S. is 592. Pursuant to the Scheme, such U.S. residents would be issued an aggregate of 500,471 Equity Shares, equivalent to 0.04% of the total number of Equity Shares.

2. There have been no public distributions of Equity Shares by RCAPVL in the U.S.

This information is being furnished under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the 1934 Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Reliance is subject to the 1934 Act.

Please provide the undersigned with the SEC file number to be used in connection with the furnishing of information by RCAPVL pursuant to Rule 12g3-2(b).

Please contact the undersigned at (+91-22-3038-6286) or Yusuf Safdari of Greenberg Traurig at (650-328-8500) should you have any questions regarding the information furnished with this application for exemption.

Very truly yours,

For Reliance Capital Ventures Limited

Himanshu Agarwal

Dy.Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures Submitted to SEC
1.	Companies Act, Section 154	Notice of closure of register of members or debenture holders.	Shareholders/ Debenture holders	Not less than seven days before closure of Registers	No Event
2.	Exchange Listing Rules (clause 16)	Notice of closure of Transfer books of Shareholders	Stock Exchanges	At least 30 days before the date of closure	No Event
3.	• Companies Act Section 171, 217, 219 • Exchange Listing Rules (clause 31, 32 and 49)	Notice of annual general meeting (Annual Report containing Notice, Directors' Report, Balance Sheet, Profit & Loss Account, cash flow statement and report on corporate governance compliance) Notice to shareholders of other general meeting or seeking their approval by Postal Ballot	Shareholders Stock Exchanges	21 days before General Meeting	No Event
4.	Companies Act Section 302	Abstract of the terms of appointment/ Reappointment of managerial personnel and material terms of their remuneration.	Shareholders	Within 21 days of appointment / change if it is not part of Explanatory Statement to resolution of such appointment	No Event
5.	Exchange Listing Rules (clause 19 and 41)	Notice of Board Meeting convened for quarterly financial results, Buy back of securities, dividend or other benefits to investors.	Stock Exchanges	7 days before the board meeting	Notice of the Board Meeting convened to consider financial results for the quarter ended 31.3.2006.
6.	Exchange Listing Rules (clause 20 and 41)	Intimation after the Board Meeting for quarterly financial results, Buy back of securities, dividend and other benefits to investors.	Stock Exchanges	Within 15 minutes of the closure of Board Meeting	Intimation of the financial results for the quarter ended 31.3.2006

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures Submitted to SEC
7.	Exchange Listing Rules (clause 35)	Disclosure of Shareholding Pattern	Stock Exchanges	Within 15 days of end of the each Quarter	Disclosure of the Shareholding Pattern as on 31.3.2006.
8.	Exchange Listing Rules (clause 36)	Intimation regarding any price sensitive or material information including merger, amalgamation corporate restructuring etc.	Stock Exchange	Promptly	b. Announcement for schedule of listing of Company's Shares on domestic Stock Exchanges b. Intimation for completion of listing on Bombay Stock and National Stock Exchange C. Intimation regarding approval of the amalgamation of the Company with Reliance Capital Limited in the Court Convened Meeting of the shareholders of the Company
9.	Exchange Listing Rules (clause 47 C)	Certificate of completion of transfer of shares within 30 days of lodgment from Practicing Company Secretary.	Stock Exchanges	Within 30 days of the end of each half year	No Event
10.	Exchange Listing Rules (Clause 49)	Unaudited half yearly results (non mandatory)	Shareholders	No time limit	No Event
		Quarterly Compliance Report on Compliance with the Corporate Governance Guidelines	Stock Exchange	Within 15 days of the close of quarter	Quarterly Compliance Report on Compliance with the Corporate Governance for the quarter ended 31.3.2006
11.	Exchange Listing Rules (clause 30)	Notice of change in Directorship	Stock Exchange	Promptly	Notice of change in Directors
12.	SEBI (Substantial Acquisition of Shares and Takeovers) Regulation, 1997 Regulation 8 (3)	Disclosure of Shareholding of person holding more than 15% voting rights and by promoters or every person having control over the company with persons acting in concert.	Stock Exchanges	Within 30 days from (i) the financial year ending 31st March, (ii) the record date for payment of Dividend.	Disclosure of Shareholding of person holding more than 15% voting rights and by promoters or every person having control over the company with persons acting in concert. As on 31.3.2006

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures Submitted to SEC
13.	SEBI (Insider Trading) (Amendment) Regulation, 2002 Regulation 13.6	Disclosure of the number of shares or voting rights held by any person, director, employee and any change in such holdings	Stock Exchanges	Within 5 days from receipt of such disclosure from the person, director, officer.	a. Initial disclosures of Shareholding received from Directors/Officers of the Company. b. Disclosure in terms of Regulation 13(6) received from persons holding more than 5% of the shares of the Company.
14.	SEBI (Disclosure and Investor Protection) Guidelines, 2000 Regulation 8.3.5	Information Memorandum containing prescribed details	Stock Exchanges	Before Listing of Shares on Stock Exchanges	Information Memorandum submitted to Stock Exchanges
15.	Secretarial Audit in accordance with SEBI circular No. D&CC/FITTC/CIR-16/2002 dated Dec 31st 2002	Secretarial Audit on Capital Integrity giving reconciliation of securities allowed to be held under electronic mode vis a vis the total capital.	Stock Exchange	Within 30 days of the close of quarter	Secretarial Audit on Capital Integrity giving reconciliation of securities allowed to be held under electronic mode vis a vis the total capital as on 31.3.2006.

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

May 29, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 "F" Street, N.E.
Washington, D.C. 20549

Dear Mr. Dudek:

This is further to our earlier letter submitted and filed with your office on April 13, 2006.

The following information is being furnished to the Securities and Exchange Commission (the "SEC") by Reliance Capital Ventures Limited, a company incorporated under the laws of India ("RCAPVL"), in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Pursuant to a Scheme of Arrangement (the "Scheme") between Reliance Industries Limited ("RIL") and RCAPVL among others, RIL disposed of its financial services including insurance business interests to RCAPVL. RCAPVL was incorporated on September 3, 2004. In July 2005, RCAPVL was selected as a Special Purpose Vehicle ("SPV"), specifically for purposes of completing the Scheme. The Scheme was approved by the Bombay High Court in the latter part of 2005.

Prior to January 27, 2006, the RCAPVL was a wholly-owned subsidiary of RIL and had no U.S. shareholders or any other shareholder except for RIL, a company incorporated under the laws of India. Prior to January 27, 2006, RCAPVL had no operations or material assets. Pursuant to the Scheme, RCAPVL issued its shares to more than two million shareholders of RIL (save and except to certain Specified Shareholders, as defined in the Scheme), in the ratio of one share of RCAPVL for every one share held in RIL, as of January 27, 2006 (being the record date). Consequently, all shareholders of RIL became shareholders of RCAPVL in the same proportion and manner that such shareholders held shares in RIL. RCAPVL was listed on the Bombay Stock Exchange and National Stock Exchange of India on February 21, 2006.

Of the two million RIL shareholders, the vast majority of whom are resident in India, 592 shareholders have registered addresses in the US. We believe that such 592 shareholders having registered addresses in the U.S. have acquired RIL shares pursuant to previous share issuances by RIL and/or market purchases in accordance with applicable laws of India and were therefore entitled to receive RCAPVL shares pursuant to the Scheme. In accordance with the Scheme, RCAPVL has issued its shares *pro rata* to such shareholders based on their ownership of RIL (in certificated form or in book entry system, as the case may be).

RCAPVL's last fiscal year ended on December 31, 2005. RCAPVL's current fiscal year commenced on January 1, 2006 and has been scheduled and declared to close on March 31, 2007.

RCAPVL has timely submitted this application for an exemption pursuant to Rule 12g3-2(b). Rule 12g3-2(b)(2) states: *The information required to be furnished under paragraphs (b)(1)(i) and (b)(1)(ii) of this section shall be furnished on or before the date on which a registration statement under section 12(g) of the Act would otherwise be required to be filed.* Turning to Section 12(g), it states that a registration statement covering a security is due to be filed *within one hundred and twenty days after the last day of its first fiscal year ended after two years from the effective date of this subsection on which the issuer has total assets exceeding $1,000,000 and a class of equity security (other than an exempted security) held of record by five hundred or more...persons.* See Section 12(g)(1)(B).

As of fiscal year end December 31, 2005, RCAPVL had only one shareholder, *i.e.*, RIL and no U.S. shareholders. It was only upon the record date, *i.e.*, January 27, 2006, that for the first time in its corporate history, RCAPVL met the said two criteria set out in Section 12(g), *i.e.*, it had 592 U.S. shareholders and had met the applicable asset threshold. Therefore, RCAPVL must file for an exemption within 120 days of the end of the current fiscal year. The current fiscal year for RCAPVL is scheduled to end on March 31, 2007 and accordingly, the exemption must be filed within 120 days of March 31, 2007, *i.e.*, July 29, 2007.

Clearly, RCAPVL has by virtue of the original letter and the attendant submissions applied for an exemption well in advance of the required date of July 29, 2007. Indeed, RCAPVL filed its request for an exemption with the SEC on April 13, 2006.

The list set forth in "Exhibit A" contains the material information that RCAPVL:

(A) has made or is required to make public pursuant to the laws of the Republic of India, its jurisdiction of incorporation;

(B) has filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange; or

(C) has distributed or is required to distribute to its security holders.

We have already submitted to your office communications and materials listed in "Exhibit A" that have been made public, filed or distributed by RCAPVL since January 1, 2006.

We will furnish to the SEC on an ongoing basis the information listed in "Exhibit A" promptly after such information is made public, filed or distributed as described therein. If the information that we make or are required to make public, file or distribute shall change from that listed above, RCAPVL will furnish the SEC with a revised list reflecting such changes.

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

In connection with this application for exemption, we furnish you the following supplemental information:

1. To the best of our knowledge, the number of potential holders of RCAPVL equity shares, par value rupees 5.00 per share (the "Equity Shares"), currently resident in the U.S. is 592. Pursuant to the Scheme, such U.S. residents would be issued an aggregate of 500,471 Equity Shares, equivalent to 0.04% of the total number of Equity Shares.

2. There have been no public distributions of Equity Shares by RCAPVL in the U.S.

This information is being furnished under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the 1934 Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Reliance is subject to the 1934 Act.

Please provide the undersigned with the SEC file number to be used in connection with the furnishing of information by RCAPVL pursuant to Rule 12g3-2(b).

Please contact the undersigned at (+91-22-3038-6286) or Yusuf Safdari of Greenberg Traurig at (650-328-8500) should you have any questions regarding the information furnished with this application for exemption.

Very truly yours,

For Reliance Capital Ventures Limited

Himanshu Agarwal

Dy.Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures Submitted to SEC
1.	Companies Act, Section 154	Notice of closure of register of members or debenture holders.	Shareholders/ Debenture holders	Not less than seven days before closure of Registers	No Event
2.	Exchange Listing Rules (clause 16)	Notice of closure of Transfer books of Shareholders	Stock Exchanges	At least 30 days before the date of closure	No Event
3.	• Companies Act Section 171, 217, 219 • Exchange Listing Rules (clause 31, 32 and 49)	Notice of annual general meeting (Annual Report containing Notice, Directors' Report, Balance Sheet, Profit & Loss Account, cash flow statement and report on corporate governance compliance) Notice to shareholders of other general meeting or seeking their approval by Postal Ballot	Shareholders Stock Exchanges	21 days before General Meeting	No Event
4.	Companies Act Section 302	Abstract of the terms of appointment/ Reappointment of managerial personnel and material terms of their remuneration.	Shareholders	Within 21 days of appointment / change if it is not part of Explanatory Statement to resolution of such appointment	No Event
5.	Exchange Listing Rules (clause 19 and 41)	Notice of Board Meeting convened for quarterly financial results, Buy back of securities, dividend or other benefits to investors.	Stock Exchanges	*7 days before the board meeting*	*Notice of the Board Meeting convened to* consider financial results for the quarter ended 31.3.2006.
6.	Exchange Listing Rules (clause 20 and 41)	Intimation after the Board Meeting for quarterly financial results, Buy back of securities, dividend and other benefits to investors.	Stock Exchanges	Within 15 minutes of the closure of Board Meeting	Intimation of the financial results for the quarter *ended 31.3.2006*

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures Submitted to SEC
7.	Exchange Listing Rules (clause 35)	Disclosure of Shareholding Pattern	Stock Exchanges	Within 15 days of end of the each Quarter	Disclosure of the Shareholding Pattern as on 31.3.2006.
8.	Exchange Listing Rules (clause 36)	Intimation regarding any price sensitive or material information including merger, amalgamation corporate restructuring etc.	Stock Exchange	Promptly	b. Announcement for schedule of listing of Company's Shares on domestic Stock Exchanges b. Intimation for completion of listing on Bombay Stock and National Stock Exchange C. Intimation regarding approval of the amalgamation of the Company with Reliance Capital Limited in the Court Convened Meeting of the shareholders of the Company
9.	Exchange Listing Rules (clause 47 C)	Certificate of completion of transfer of shares within 30 days of lodgment from Practicing Company Secretary.	Stock Exchanges	Within 30 days of the end of each half year	No Event
10.	Exchange Listing Rules (Clause 49)	Unaudited half yearly results (non mandatory)	Shareholders	No time limit	No Event
		Quarterly Compliance Report on Compliance with the Corporate Governance Guidelines	Stock Exchange	Within 15 days of the close of quarter	Quarterly Compliance Report on Compliance with the Corporate Governance for the quarter ended 31.3.2006
11.	Exchange Listing Rules (clause 30)	Notice of change in Directorship	Stock Exchange	Promptly	Notice of change in Directors
12.	SEBI (Substantial Acquisition of Shares and Takeovers) Regulation, 1997 Regulation 8 (3)	Disclosure of Shareholding of person holding more than 15% voting rights and by promoters or every person having control over the company with persons acting in concert.	Stock Exchanges	Within 30 days from (i) the financial year ending 31st March, (ii) the record date for payment of Dividend.	Disclosure of Shareholding of person holding more than 15% voting rights and by promoters or every person having control over the company with persons acting in concert. As on 31.3.2006

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures Submitted to SEC
13.	SEBI (Insider Trading) (Amendment) Regulation, 2002 Regulation 13.6	Disclosure of the number of shares or voting rights held by any person, director, employee and any change in such holdings	Stock Exchanges	Within 5 days from receipt of such disclosure from the person, director, officer.	a. Initial disclosures of Shareholding received from Directors/Officers of the Company. b. Disclosure in terms of Regulation 13(6) received from persons holding more than 5% of the shares of the Company.
14.	SEBI (Disclosure and Investor Protection) Guidelines, 2000 Regulation 8.3.5	Information Memorandum containing prescribed details	Stock Exchanges	Before Listing of Shares on Stock Exchanges	Information Memorandum submitted to Stock Exchanges
15.	Secretarial Audit in accordance with SEBI circular No. D&CC/FITTC/CIR-16/2002 dated Dec 31st 2002	Secretarial Audit on Capital Integrity giving reconciliation of securities allowed to be held under electronic mode vis a vis the total capital	Stock Exchange	Within 30 days of the close of quarter	Secretarial Audit on Capital Integrity giving reconciliation of securities allowed to be held under electronic mode vis a vis the total capital as on 31.3.2006.

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

SEC MAIL PROCESSING RECEIVED JUN 3 0 2006 WASH, D.C. 213 SECTION

April 27, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated April 27, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 36), being the intimation regarding approval of the amalgamation of the Company with Reliance Capital Limited in the Court Convened Meeting of the shareholders of the Company, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RECEIVED
2006 JUL -3 P 5:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Capital Ventures Limited

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

April 27, 2006

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121-22
2272 3121, 2272 3719
Facsimile : 2272 2037, 39 /2041-2061

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile : 2659 8237/38

BSE Scrip Code: 532703 **NSE Scrip Code :RCAPVL**

Dear Sir,

Sub: **Approval of amalgamation of Reliance Capital Ventures Limited with Reliance Capital Limited by Reliance Capital ventures Limited.**

The shareholders of Reliance Capital Ventures Limited at the Meeting of the equity shareholders of the Company, convened by the High Court of Judicature at Bombay, held on 26th April 2006 have with the requisite majority, both in value and number, approved the merger of the Company with Reliance Capital Limited.

We would request you to kindly inform your members accordingly.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL VENTURES LIMITED**

HIMANSHU AGARWAL
DEPUTY COMPANY SECRETARY

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.......
DATE 27/4/06

Cc : **National Securities Depository Limited**
Central Depository Services (India) Limited

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

SEC MAIL PROCESSING RECEIVED JUN 30 2006 WASH, D.C. 213 SECTION

April 24, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated April 24, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 19 and 41), being the intimation after the Board Meeting for 1st Quarterly Financial Results, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RECEIVED
2006 JUL -3 P 5:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Capital Ventures Limited

(Formerly Reliance Technical Services Private Limited)
Maker Chamber IV, 3rd Floor, 222, Nariman Point, Mumbai 400 021

C/C

24th April, 2006

Shri Sanjay Golecha,
General Manager, Corporate Services
The Bombay Stock Exchange Limited
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort, Mumbai 400 001
Telephone: 2272 1121/ 1122
Facsimile: 2272 2037/2039/2041/2061/3719

Shri Hari K.,
Asst. Vice President
National Stock Exchange of India Ltd.,
Exchange Plaza
Bandra – Kurla Complex
Bandra (East), Mumbai 400 051
Telephone: 2659 8100 / 5641 8100
Facsimile: 2659 8237 / 8238

Dear Sir,

Sub: Unaudited Financial Results for the quarter ended 31st March, 2006 pursuant to Clause 41 of the Listing Agreement.

We wish to inform you that at the Board Meeting held today, i.e. 24th April, 2006, the Board of Directors have approved for release, the enclosed Unaudited Financial Results of the Company for the quarter ended 31st March, 2006.

We would request you to kindly bring the aforesaid information to the notice of your members.

Thanking you,

Yours faithfully,
For **RELIANCE CAPITAL VENTURES LIMITED**

HIMANSHU AGARWAL
DEPUTY COMPANY SECRETARY

Reliance Capital Ventures Limited

(Formerly Reliance Technical Services Private Limited)

Maker Chamber IV, 3rd Floor, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST MARCH , 2006

(Rupees in thousand except per share data)

Sr No.	Particulars	Quarter ended		Year ended
		31-Mar-06 (Unaudited)	31-Mar-05 (Unaudited)	31-Dec-05 (Nine Months Audited)
1	Other income	600	-	-
2	Total expenditure			
	a) Audit fees	64	-	165
	b) Director sitting fees	140	-	-
	c) Other expenditure	12	-	116
3	Depreciation	74	-	102
4	Profit before tax (1-2-3)	310	-	(383)
5	Provision for tax			
	Current tax	-	-	-
	Deferred tax	(127)	-	129
6	Net profit after tax (4 - 5)	183	-	(254)
7	Paid-up share capital Equity share capital of Rs.10 each	12,231,304	100	500
8	Reserves excluding revaluation reserves			Nil
9	Basic and diluted EPS for the period, and for previous year (Rs.)	-	-	(7.64)

NOTES:

1 122,31,30,422 equity shares of Rs. 10 each fully paid up were allotted to the shareholders of Reliance Industries Limited and 50,000 equity shares of Rs. 10 each fully paid up have been cancelled pursuant to the Scheme of Demerger between the Company with Reliance Industries Limited sanctioned by the High Court of Judicature at Bombay.

2 The current accounting year of the Company is for a period of 15 months from 1st January, 2006 to 31st March, 2007.

3 Since the Company was in pre-operative stage as at March 31, 2005, profit and loss account was not prepared for that period.

4 The Company has filed a Scheme of Amalgamation and Arrangement in the High Court of Judicature at Mumbai for the amalgamation of the Company with Reliance Capital Limited.

5 The number of investor complaints pending as on 1st January, 2006 were Nil, the complaints received during the period 1st January, 2006 to 31st March, 2006 were 6, the complaints resolved during the period were 1 and pending unresolved as on 31st March, 2006 were 5.

6 There are no reportable segment under Accounting Standard 17 (Segment Reporting) issued by Institute of Chartered Accountants of India.

7 The financial results are in accordance with the standard accounting practices followed by the Company in preparation of its statutory accounts, and have been subjected to "Limited Review" by the Auditors of the Company.

8 The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on 24th April, 2006 approved the above results and its release.

for **RELIANCE CAPITAL VENTURES LIMITED**

Place: Mumbai

Date: 24th April, 2006

Anil D. Ambani
Chairman

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

April 17, 2006

JUN 3 0 2006
WASH. DC 213 SECTION

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated April 17, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 19 and 41), being the Notice of the Board Meeting convened for 1st Quarterly Financial Results, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

April 17, 2006

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 532703

NSE Scrip Code : RCAPVL

Dear Sir,

Re: Unaudited Financial Results for the quarter ended 31st March 2006 pursuant to Clause 41 of the Listing Agreement

In terms of Clause 41 of the Listing agreement, we wish to inform you that a meeting of the Board of Directors of the Company will be held on Monday, 24th April, 2006 to consider, inter alia, the Unaudited financial results of the Company for the first quarter ended 31st March, 2006.

The decision of the Board of Directors will be furnished to you after the conclusion of the meeting.

We request you to inform your members accordingly.

Thanking you,

Yours faithfully,
For Reliance Capital Ventures Limited

Himanshu Agarwal
Deputy Comapny secretary

Copy to: The Secretary – National Securities Depository Limited
The Secretary - Central Depository Services (India) Limited

482666

482666

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

April 15, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted two letters both dated April 15, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 35 & 49), being the Disclosure of Shareholding Pattern and the Quarterly Compliance Report on Corporate Governance, copies whereof are enclosed for information and records.

Very truly yours
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

15th April, 2006

Ms. Neha Gada
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 532703

NSE Scrip Symbol : RCAPVL

Dear Sir / Madam,

Sub : Quarterly Compliance Report on Corporate Governance for the Quarter Ended 31st March, 2006 - under Clause 49 of the Listing Agreement

In terms of clause 49 of the listing agreement, we are attaching current compliance status on Corporate Governance for the quarter ended 31st March, 2006.

The Company also posts this information on the Company's website www.rcapvl.com and EDIFAR Website maintained by National Informatics Centre (NIC), which can be accessed through the SEBI Website: www.sebi.gov.in.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **Reliance Capital Ventures Limited**

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN........
DATE........

Himanshu Agarwal
Dy. Company Secretary & Manager

c.c : The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Ltd.

Encl: as above

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

Report on Corporate Governance
for the quarter ended 31st March, 2006

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
1	2	3	4
I. Board of Directors	491	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	NA	Except for sitting fees no other payments are being made to Directors.
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	—
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	NA	
(E) Remuneration of Directors	49 (IV E)	NA	No remuneration is being paid to Directors
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	This being an annual certification, does not apply to the current quarter.
VI. Report on Corporate Governance	49 (VI)	YES	Report on corporate Governance will be complied in the3 Annual Report 2006-07.
VII. Compliance	49 (VII)	YES	

for Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary & Manager

RELIANCE CAPITAL VENTURES LIMITED

SHAREHOLDING PATTERN (EQUITY SHARES)

CATEGORY		AS ON 31.03.2006	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A	**PROMOTERS HOLDING**		
1	**Promoters ***		
	Indian Promoters	46 80 39 707	38.27
	Foreign Promoters		
2	**Persons acting in concert**	1 64 93 158	1.35
	Sub Total	**48 45 32 865**	**39.61**
B	**NON-PROMOTERS HOLDING**		
3	**Institutional Investors**		
a	Mutual Funds and UTI	3 17 42 109	2.60
b	Banks, Financial Institutions, Insurance	7 91 39 602	6.47
	Companies (Central/State Gov. Institutions/	—	
	Non-Government Institutions)		
c	FIIs	23 29 24 893	19.04
	Sub Total	**34 38 06 604**	**28.11**
4	**Others**		
a	Private Corporate Bodies	6 97 93 638	5.71
b	Indian Public	24 78 16 364	20.26
c	NRIs/OCBs	1 35 11 210	1.10
d	Any other (please specify)		
	(i) The Bank of New York as Depository (for GDRs)	6 36 69 741	5.21
			0.00
	Sub Total	**39 47 90 953**	**32.28**
	GRAND TOTAL	**122 31 30 422**	**100.00**

Reliance Capital Ventures Limited

RELIANCE CAPITAL VENTURES LIMITED

Note 1 : Details of 1% and above shareholding

		CATEGORY	AS ON 31.03.2006	
			NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A		**PROMOTERS HOLDING**		
1		**"Promoters" - as defined in Regulation 2(1)(h) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997**		
	a	Anadha Enterprise Private Limited	270292782	22.10
	b	Bhavan Mercantile Private Limited	177372835	14.50
2		**Persons acting in concert**		
	a	Reliance Capital Limited	1 64 93 158	1.35
		NON-PROMOTERS HOLDING		
3		**Institutional Investors**		
	a	**Banks, Financial Institutions, Insurance**	—	
		Companies (Central/State Gov. Institutions/		
		Non-Government Institutions)		
		Life Insurance Corporation of India	6 28 45 668	5.14
	b	**FIIs**		
		HSBC Global Investment Funds A/C HSBC Global Investment Funds Mauritius Limited	4 20 31 242	3.44
		Europacific Growth Fund	1 88 85 718	1.54
		Merrill Lynch Capital Markets Espana S.A. S.V.	1 87 28 896	1.53
4		**Others**		
	a	Any other (please specify)		
		The Bank of New York as Depository (for GDRs)	6 36 69 741	5.21

Note 2: Foreign Shareholding

SR. NO.	CATEGORY	AS ON 31.03.2006	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
1	FIIs	23 29 24 893	19.04
2	NRIs/OCBs	1 35 11 210	1.10
3	GDRs	6 36 69 741	5.21
	Total	31 01 05 844	25.35

Note 3

The Company posts this information on the Website [illegible] www.rcapvl.in .
The Company also posts this information on the EDIFAR Website maintained by National Informatics Center (NIC), which can be accessed through the SEBI Website : www.sebi.gov.in

Reliance Capital Ventures Limited

4c

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

15th April, 2006

Ms. Chitra Sekhar
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 532703

NSE Scrip Symbol : RCAPVL

Dear Sir,

Sub. : <u>Compliance under Clause 35 of the Listing Agreement</u>

In terms of clause 35 of the Listing agreement, we enclose herewith distribution of shareholding of the Company for the quarter ended 31st March, 2006.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **Reliance Capital Ventures Limited**

Himanshu Agarwal
Dy. Company Secretary & Manager

Encl. : a/a

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.
DATE 17/4/06

RELIANCE CAPITAL VENTURES LIMITED

SHAREHOLDING PATTERN (EQUITY SHARES)

	CATEGORY	AS ON 31.03.2006	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A	**PROMOTERS HOLDING**		
1	**Promoters ***		
	Indian Promoters	46 80 39 707	38.27
	Foreign Promoters		
2	**Persons acting in concert**	1 64 93 158	1.35
	Sub Total	**48 45 32 865**	**39.61**
B	**NON-PROMOTERS HOLDING**		
3	**Institutional Investors**		
a	Mutual Funds and UTI	3 17 42 109	2.60
b	Banks, Financial Institutions, Insurance	7 91 39 602	6.47
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
c	FIIs	23 29 24 893	19.04
	Sub Total	**34 38 06 604**	**28.11**
4	**Others**		
a	Private Corporate Bodies	6 97 93 638	5.71
b	Indian Public	24 78 16 364	20.26
c	NRIs/OCBs	1 35 11 210	1.10
d	Any other (please specify)		
	(i) The Bank of New York as Depository (for GDRs)	6 36 69 741	5.21
			0.00
	Sub Total	**39 47 90 953**	**32.28**
	GRAND TOTAL	**122 31 30 422**	**100.00**

Reliance Capital Ventures Limited

RELIANCE CAPITAL VENTURES LIMITED

Note 1 : Details of 1% and above shareholding

		CATEGORY	AS ON 31.03.2006	
			NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A		**PROMOTERS HOLDING**		
1		**"Promoters" - as defined in Regulation 2(1)(h) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997**		
	a	Anadha Enterprise Private Limited	270292782	22.10
	b	Bhavan Mercantile Private Limited	177372835	14.50
2		**Persons acting in concert**		
	a	Reliance Capital Limited	1 64 93 158	1.35
B		**NON-PROMOTERS HOLDING**		
3		**Institutional Investors**		
	a	**Banks, Financial Institutions, Insurance**		
		Companies (Central/State Gov. Institutions/		
		Non-Government Institutions)		
		Life Insurance Corporation of India	6 28 45 668	5.14
	b	**FIIs**		
		HSBC Global Investment Funds A/C HSBC Global Investment Funds Mauritius Limited	4 20 31 242	3.44
		Europacific Growth Fund	1 88 85 718	1.54
		Merrill Lynch Capital Markets Espana S.A. S.V.	1 87 28 896	1.53
4		**Others**		
	a	Any other (please specify)		
		The Bank of New York as Depository (for GDRs)	6 36 69 741	5.21

Note 2: Foreign Shareholding

SR. NO.	CATEGORY	AS ON 31.03.2006	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
1	FIIs	23 29 24 893	19.04
2	NRIs/OCBs	1 35 11 210	1.10
3	GDRs	6 36 69 741	5.21
	Total	31 01 05 844	25.35

Note 3

The Company posts this information on the Website [illegible] www.rcapvl.in .
The Company also posts this information on the EDIFAR Website maintained by National Informatics Center (NIC), which can be accessed through the SEBI Website : www.sebi.gov.in

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

April 6, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated April 6, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 31), being the Notice of the Court Convened Meeting for approving the Scheme of amalgamation and arrangement under Section 391 to Section 394 of the Companies Act, 1956 of the Equity Shareholders, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Capital Ventures Limited

'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai - 400 710

6th April 2006

The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 532703

NSE Scrip Code : RCAPVL

Dear Sir,

Sub. : **Court Convened Meeting of the equity shareholders**

We wish to inform you that the Court Convened Meeting for approving the scheme of amalgamation and arrangement under section 391 to section 394 of the Companies Act, 1956, of the Equity shareholders will be held on Wednesday, 26th April, 2006 at 11:00 a.m. Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056.

Certified copy of the Notices (6 nos.) are enclosed for your perusal.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully
For **RELIANCE CAPITAL VENTURES LIMITED**

HIMANSHU AGARWAL
DEPUTY COMPANY SECRETARY

First Flight
First Flight Courlers Ltd.

2 DATE	3 ORIGIN	4 C.N. No. :
3/5/06	MUMBAI	*F00426325*
5 TIME	6 DESTINATION	
7:30PM	USA.	

7 FROM (SENDER'S ADDRESS):
MR/MS.: HIMANSHU AGARWAL
COMPANY: RELIANCE CAPITAL LTD
DEPT/DIV.: 1st RELIANCE CENTRE
BLDG/STREET: 19, W.H. MARG
CITY: BALLARD ESTATE
STATE: MUMBAI PIN CODE: 400001 INDIA
MOBILE: 9322216662 FAX:

8 TO (RECEIVER'S ADDRESS):
MR/MS.: PAUL M. DUDEK
COMPANY: SECURITIES AND EXCHANGE COMMISSION
DEPT/DIV.: DIV. OF CORPORATION FINANCE
BLDG/STREET: OFFICE OF INTERNATIONAL CORPORATE FINANCE 100 F STREET NE P.O. BOX:
STATE: WASHINGTON DC PIN CODE: 20549 COUNTRY: U.S.A.
TEL.: 2025513450 FAX:

NO POST BOX ADDRESS (EXCEPT MIDDLE EAST)

9 PARTICULARS	DECLARED QTY.	OPS. VERIFIED
WEIGHT	100gm KGS.	KGS.
DIMENSIONS	L: x W: x H: (Inches)	L: x W: x H: (Inches)
VOLUMETRIC WT. (L"X"XH"/366)	75 KGS.	KGS.
TARIFF	INR 112	INR 7
OTHER CHARGES	INR	INR 5
SERVICE TAX	INR	INR 10
TOTAL	INR	INR 126.0

10 INVOICE VALUE: USD | CASH ✓ | CREDIT

11 COMMODITY	DECLARED QTY.	OPS. VERIFIED
Do		

12 CONTENTS/DESCRIPTION: DOX: ✓ NDX: NO. OF PACKAGES: 01

13 TYPE OF PACKING: ENVELOPE: ✓
CARTON: WOODEN BOX: OTHERS:

14 SPECIAL INSTRUCTIONS:

15 PROOF OF DELIVERY:
RECEIVED AT DESTINATION IN GOOD ORDER CONDITION
NAME:
DATE: TIME:
SIGN. WITH CO. SEAL:

16 I/We agree that First Flight's Standard terms and conditions, apply to this shipment and limit First Flight's liability to the terms & conditions as laid out on the reverse of this copy. Warsaw convention may apply. I/We understand that First Flight does not carry cash/dangerous/banned goods and warrant that information contained in this Airway Bill is true & correct.

17 MODE OF TRANSPORT: AIR EXPRESS: ✓
AIR CARGO - DOOR TO DOOR:
AIR CARGO - DOOR TO AIRPORT:
FLEXI PACK:

18 NON-NEGOTIABLE - AT OWNER'S RISK

SENDER'S SIGN: | SENDER'S COPY | 19 FOR FIRST FLIGHT INTERNATIONAL

First Flight
First Flight Couriers Ltd.

2 DATE	3 ORIGIN	4 C.N. No. :
21/5/06	BBY-33	*F00426319*
5 TIME	**6 DESTINATION**	
5.45	USA	

7 FROM (SENDER'S ADDRESS):
MR/MS.: HIMANSHU
COMPANY: RELIANCE CAPITAL AGARWAL LTD.
DEPT./DIV.: LOSBERY RD. OFF RLY ROAD STATION (E) BBY-33
BLDG./STREET: CITY:
STATE: PIN CODE: INDIA
MOBILE: 1324216662 TEL: FAX:

8 TO (RECEIVER'S ADDRESS):
MR/MS.: MR. PAUL M. DUDEK
COMPANY: SECURITIES & EXCHANGE COMMISSION
DEPT./DIV.: DIVISION OF CORPN. FINANCE OFFC. OF INT'L CORPORATE FINANCE
BLDG./STREET: 100 F ST. P.O. BOX CITY
STATE: 20549 PIN CODE: NE WASHINGTON, DC COUNTRY:
TEL: 2025513450 FAX:

NO POST BOX ADDRESS (EXCEPT MIDDLE EAST)

9 PARTICULARS	DECLARED QTY.	OPS. VERIFIED
WEIGHT	KGS.	KGS.
DIMENSIONS	L: W: 509m H: (Inches)	L: x W: x H: (Inches)
VOLUMETRIC WT. (L"X"XH"/366)	KGS.	KGS.
TARIFF	INR 750	INR
OTHER CHARGES	INR 112.50	INR
SERVICE TAX	INR 105.52	INR
TOTAL	INR 968.02	INR

10 INVOICE VALUE : USD CASH ✓ CREDIT

11 COMMODITY	DECLARED QTY.	OPS. VERIFIED
	DOX	

12 CONTENTS/DESCRIPTION :
DOX : ✓ NDX : NO. OF PACKAGES : 01

13 TYPE OF PACKING
ENVELOPE : ✓
CARTON : WOODEN BOX : OTHERS:

14 SPECIAL INSTRUCTIONS :

15 PROOF OF DELIVERY :
RECEIVED AT DESTINATION IN GOOD ORDER CONDITION
NAME :
DATE : TIME :
SIGN. WITH CO. SEAL :

16 I/We agree that First Flight's Standard terms and conditions, apply to this shipment and limit First Flight's liability to the terms & conditions as laid out on the reverse of this copy. Warsaw convention may apply. I/We understand that First Flight does not carry cash/dangerous/banned goods and warrant that information contained in this Airway Bill is true & correct.

17 MODE OF TRANSPORT : AIR EXPRESS : ✓
AIR CARGO - DOOR TO DOOR :
AIR CARGO - DOOR TO AIRPORT :
FLEXI PACK :

18 NON-NEGOTIABLE - AT OWNER'S RISK

19

SENDER'S SIGN : SENDER'S COPY FOR FIRST FLIGHT INTERNATIONAL

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

June 23, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated June 23, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 36), being the disclosure of the Order of the High Court of Judicature at Bombay sanctioning the Scheme of Amalgamation of the Company with Reliance Capital Ltd., a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Capital Ventures Limited

'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai - 400 710

23rd June, 2006

Shri Subramanian (DCS - CRD)	**The Secretary**
The Bombay Stock Exchange Limited	**National Stock Exchange of India Ltd.,**
1st Floor, New Trading Ring	Exchange Plaza
Rotunda Building, P J Towers	Bandra – Kurla Complex
Dalal Street, Fort, Mumbai 400 001	Bandra (East), Mumbai 400 051
FaxNos. 22723121/2037/2039/2041/ 2061/3719	Fax Nos. 26598237/38
BSE Scrip Code : 532703	NSE Scrip Symbol : RCAPVL

Dear Sir,

Sub: ***Sanction of the Scheme of Amalgamation of Reliance Capital Ventures Limited*** **with Reliance Capital Limited**

The Hon'ble High Court of Judicature at Bombay today passed an order sanctioning the Scheme of Amalgamation of Reliance Capital Ventures Limited with Reliance Capital Limited.

Kindly bring the above disclosure to the information of your members.

Thanking you,

Yours faithfully
For **Reliance Capital Ventures Limited**

Himanshu Agarwal
Dy. Company Secretary

cc to: National Securities Depository Limited - Fax No. 2497 2993 / 6351
Central Depository Services (India) Limited - Fax No. 2272 3199

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

July 15, 2006

Mr. Paul M Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted letter all dated July 15, 2006 to the Bombay Stock Exchanges Ltd. in India, where our securities are listed, in terms of the exchange listing Rules, being the Disclosure of Free Float Indices as on June 30, 2006, copy whereof are enclosed for information and records.

Very truly yours
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

Encl: As above.

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

15th July, 2006

The Secretary
Bombay Stock Exchange Ltd.
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/ 2061/3719

BSE Scrip Code : 532703

Dear Sir,

Ref: Free Float Indices
Sub: Shareholding pattern as on 30th June, 2006

Enclosed please find the details of the Shareholding pattern of our Company as on 30th June, 2006 in the prescribed forms, viz. Form 'A', Form 'B' and Form 'C'.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **Reliance Capital Ventures Limited**

Himanshu Agarwal
Dy. Company Secretary & Manager

Encl. : a/a

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : Reliance Capital Ventures Limited

Scrip Code: 532703 Quarter Ended: 30th June, 2006

Category Code	Category	No.of Shares Held	% of Shareholding
I	CONTROLLING/STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives	88 45 089	0.72
2	Indian Corporate Bodies/ Trusts/ Partnerships	47 48 44 658	38.82
3	Persons Acting in Concert (also include Suppliers/ Customers)	1 70 43 158	1.39
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**50 07 32 905**	**40.94**
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	GDRs/ADRs/ ADSs	0	0.00
	Sub Total C	**0**	**0.00**
D	OTHERS (Please specify here________________)	0	0.00
	Sub Total D	**0**	**0.00**
E	ANY OTHER SHARES LOCKED-IN (except covered above)	0	0.00
	Sub Total E	**0**	**0.00**
	Sub Total I	**50 07 32 905**	**40.94**

....contd

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs	24 08 68 299	19.69
2	Indian Corporate Bodies/Trusts/Partnerships	6 46 49 335	5.29
3	Independent Directors & Relatives	0	0.00
4	Present Employees	0	0.00
5	Banks/Financial Institutions	13 51 079	0.11
6	Central/State Govt.	10 78 675	0.09
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	7 44 06 362	6.08
9	Mutual Funds	3 01 69 108	2.47
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**41 25 22 858**	**33.73**
B	**BASED OVERSEAS**		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	1 50 086	0.01
15	Foreign Institutional Investors (SEBI-registered)	23 69 00 673	19.37
16	Non Resident Indians (Individuals)	1 21 35 797	0.99
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**24 91 86 556**	**20.37**
C	**GDRs/ADRs/ADSs (To be issued)**	6 06 43 209	4.96
	Sub Total C	**6 06 43 209**	**4.96**
D	**OTHERS (Please specify here__________)**		
	Pending Confirmation	44894	0.00
	Sub Total D	**44894**	**0.00**
	Sub Total II	**72 23 97 517**	**59.06**
	Grand Total	**1 22 31 30 422**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	50 07 32 905	40.94
Total Free-float	72 23 97 517	59.06
Grand Total	**1 22 31 30 422**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	91 33 00 657	74.67
Total Foreign Holding	30 98 29 765	25.33
Grand Total	**1 22 31 30 422**	**100.00**

FORM B

CONTROLLING/STRATEGIC HOLDERS
(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE CAPITAL VENTURES LIMITED				
	Scrip Code	532703	Quarter Ended	30th June, 2006
Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	Shri Anil D Ambani	18 59 171	0.15	I-A-1
2	Master Jaianmol A. Ambani (through father & natural guardian Shri Anil D Ambani)	16 69 759	0.14	I-A-1
3	Master Jaianshul A. Ambani (through father & natural guardian Shri Anil D Ambani)	100	0.00	I-A-1
4	Smt. Kokila D. Ambani	36 65 227	0.30	I-A-1
5	Smt. Tina A Ambani	16 50 832	0.13	I-A-1
6	AAA Global Business Enterprises Pvt. Ltd.	1 15 29 001	0.94	I-A-2
7	Anadha Enterprise Private Limited	26 85 99 358	21.96	I-A-2
8	Bhavan Mercantile Private Limited	17 90 66 259	14.64	I-A-2
9	AAA Enterprises Private Limited	1 56 50 000	1.28	I-A-2
10	Hansdhwani Trading Company Private Limited	40	0.00	I-A-2
11	Reliance General Insurance Company Limited	50 000	0.00	I-A-3
12	Sonata Investments Limited	5 00 000	0.04	I-A-3
13	Reliance Capital Limited	1 64 93 158	1.35	I-A-3
	Total	**50 07 32 905**	**40.94**	

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : Reliance Capital Ventures Limited					
	Scrip Code	532703		Quarter Ended	30th June, 2006
Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Life Insurance Corporation of India	6 05 12 066	4.95	II-A-8	NIL
2	Reliance Capital Trustee Co. Ltd. A/C Reliance Equity Opportunities Fund	1 47 26 247	1.20	II-A-9	NIL
3	Quantum (M) Limited	7 31 74 793	5.98	II-B-15	NIL
4	HSBC Global Investment Funds A/C HSBC Global Invetsment Funds Mauritius Limited	5 29 95 695	4.33	II-B-15	NIL
5	Goldman Sachs Investments (Mauritius) Limited	2 93 24 105	2.40	II-B-15	NIL
6	The Bank of New York	6 06 43 209	4.96	II-C	NIL
	Total	**29 13 76 115**	**23.82**		

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

July 15, 2006

Mr. Paul M Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted four letters all dated July 15, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 35, 47(c) & 49) and the Securities and Exchange Board of India Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002, being the Disclosure of Shareholding Pattern, Certificate of completion of transfer of shares within 30 days from the lodgment thereof, the Quarterly Compliance Report on Corporate Governance and Secretarial Audit on Capital Integrity respectively, copies whereof are enclosed for information and records.

Very truly yours
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

Encl: As above.

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

15th July, 2006

Ms. Chitra Sekhar
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

BSE Scrip Code : 532703

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

NSE Scrip Symbol : RCAPVL

Dear Sir,

Sub. : Compliance under Clause 35 of the Listing Agreement

In terms of clause 35 of the Listing agreement, we enclose herewith distribution of shareholding of the Company for the quarter ended 30th June, 2006.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **Reliance Capital Ventures Limited**

Himanshu Agarwal
Dy. Company Secretary & Manager

NSEIL
Contents not Verified

Encl. : a/a

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

15th July, 2006

Ms. Chitra Sekhar
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 532703

NSE Scrip Symbol : RCAPVL

Dear Sir,

Sub. : Compliance under Clause 35 of the Listing Agreement

In terms of clause 35 of the Listing agreement, we enclose herewith distribution of shareholding of the Company for the quarter ended 30th June, 2006.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **Reliance Capital Ventures Limited**

Himanshu Agarwal
Dy. Company Secretary & Manager

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN......
DATE...... 18/7/06

Encl. : a/a

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE CAPITAL VENTURES LIMITED						
Scrip Code/Symbol : BSE : 532703; NSE:RCAPVL			Quarter ended: 30th June 2006			
Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group					
(1)	Indian					
(a)	Individuals/Hindu Undivided Family	5	8845089	8844989	0.76	0.72
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	8	491887816	491865787	42.31	40.22
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**13**	**500732905**	**500710776**	**43.07**	**40.94**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**13**	**500732905**	**500710776**	**43.07**	**40.94**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	186	30169108	29675542	2.60	2.47
(b)	Financial Institutions/Banks	416	1351079	1224268	0.12	0.11
(c)	Central Government/State Governments	59	1078675	56256	0.09	0.09
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	19	74406362	74395168	6.40	6.08
(f)	Foreign Institutional Investors	384	236900673	236774574	20.38	19.37
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1064**	**343905897**	**342125808**	**29.58**	**28.12**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	7802	64649335	62047286	5.56	5.29
(b)	Individuals i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	1979157	207308823	145204241	17.83	16.95
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	722	33559476	32748492	2.89	2.74
(c)	Any Other (Specify)					
1	NRIs/OCBs	16623	12285883	7267532	1.06	1.00
2	Pending Confirmation	0	44894	0	0.00	0.00
	Sub -Total (B)(2)	**2004304**	**317848411**	**247267551**	**27.34**	**25.99**
	Total Public Shareholding B=(B)(1)+(B)(2)	**2005368**	**661754308**	**589393359**	**56.93**	**54.10**
	TOTAL (A) +(B)	**2005381**	**1162487213**	**1090104135**	**100.00**	**95.04**
(C)	**Shares held by Custodians and against which Depository Receipts, are to be issued.**	**3**	**60643209**	**60633459**	**0.00**	**4.96**
	GRAND TOTAL (A)+(B)+(C)	**2005384**	**1223130422**	**1150737594**	**100.00**	**100.00**

AV

I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Global Business Enterprises Pvt. Ltd.	1 15 29 001	0.94
2	Anadha Enterprise Private Limited	26 85 99 358	21.96
3	Bhavan Mercantile Private Limited	17 90 66 259	14.64
4	Shri Anil D. Ambani	18 59 171	0.15
5	Master Jaianmol A. Ambani (through father and natural guardian Shri Anil D Ambani)	16 69 759	0.14
6	Master Jaianshul A. Ambani (through father and natural guardian Shri Anil D Ambani)	100	0.00
7	Smt.Kokila D. Ambani	36 65 227	0.30
8	Smt. Tina A Ambani	16 50 832	0.13
9	AAA Enterprises Private Limited	1 56 50 000	1.28
10	Hansdhwani Trading Company Pvt Ltd	40	0.00
11	Reliance General Insurance Co Ltd	50 000	0.00
12	Sonata Investments Limited	5 00 000	0.04
13	Reliance Capital Limited	1 64 93 158	1.35
	TOTAL	**50 07 32 905**	**40.94**

I(c) <u>Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares</u>

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Quantum (M) Limited	73174793	5.98
2	The Bank of New York	60643209	4.96
3	Life Insurance Corporation of India	60512066	4.95
4	HSBC Global Investment Funds A/C HSBC Global Invetsment Funds Mauritius Limited	52995695	4.33
5	Reliance Capital Trustee Co. Ltd. A/C Reliance Equity Opportunities Fund	14726247	1.20
6	Goldman Sachs Investments (Mauritius) Limited	29324105	2.40
	TOTAL	**291376115**	**23.82**

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
		Nil	NA

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs(To be issued)	-	60643209	4.96
	TOTAL		**60643209**	**4.96**

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}

Note: GDRs are to be issued.

15th July, 2006

Shri Chirag Sodawaterwalla
DCS - Listing
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 532703

NSE Scrip Symbol : RCAPVL

Dear Sir,

Sub : Compliance under Clause 47(c) of the Listing Agreement

We enclose herewith copy of the Compliance Certificate with respect to transfer, transmission, transpositions, consolidation etc. under Clause 47(c) of the Listing Agreement for the period 21st February, 2006 (the date of listing) to 31st Match, 2006 and for the quarter ended 30th June, 2006.

Thanking you,

Yours faithfully,
For **Reliance Capital Ventures Limited**

Himanshu Agarwal
Dy. Company Secretary & Manager

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
DATE 18/07/06

Encl: as above

15th July, 2006

Shri Chirag Sodawaterwalla
DCS – Listing
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 532703

NSE Scrip Symbol : RCAPVL

Dear Sir,

Sub : Compliance under Clause 47(c) of the Listing Agreement

We enclose herewith copy of the Compliance Certificate with respect to transfer, transmission, transpositions, consolidation etc. under Clause 47(c) of the Listing Agreement for the period 21st February, 2006 (the date of listing) to 31st Match, 2006 and for the quarter ended 30th June, 2006.

Thanking you,

Yours faithfully,
For **Reliance Capital Ventures Limited**

Himanshu Agarwal
Dy. Company Secretary & Manager

Encl: as above

For Reliance Capital Ventures Limited

Authorised Signatory

RELIANCE CAPITAL VENTURES LIMITED

Agewise analysis report for the period 21st February, 2006 to 31st March, 2006.

Particulars	(0 to 15 Days)		*(16 to 30 Days)		*(31 to 35 Days)		(36 to 45 Days)		(46 to 50 Days)		(51 to 60 Days)		(> 60 Days)		Total	
	Docs	Shares	Docs	Shares	Docs	Shares	Docs	Shares	Docs	Shares	Docs	Shares	Docs	Shares	Docs	Shares
Transfers																
Approved	735	38455	825	26635	404	15403	0	0	0	0	0	0	0	0	1964	80493
Objections	247	7466	207	11582	0	0	0	0	0	0	0	0	0	0	454	19048
Transmissions																
Approved	33	3930	0	0	0	0	0	0	0	0	0	0	0	0	33	3930
Objections	28	2371	0	0	0	0	0	0	0	0	0	0	0	0	28	2371
Transpositions																
Approved	3	2405	0	0	0	0	0	0	0	0	0	0	0	0	3	2405
Objections	1	36	0	0	0	0	0	0	0	0	0	0	0	0	1	36
Name Deletions																
Approved	266	18330	0	0	0	0	0	0	0	0	0	0	0	0	266	18330
Objections	59	2962	0	0	0	0	0	0	0	0	0	0	0	0	59	2962
Folio Consolidation																
Approved	22	5588	0	0	0	0	0	0	0	0	0	0	0	0	22	5588
Objections	1	590	0	0	0	0	0	0	0	0	0	0	0	0	1	590
Change of Name																
Approved	48	2333	0	0	0	0	0	0	0	0	0	0	0	0	48	2333
Objections	11	2018	0	0	0	0	0	0	0	0	0	0	0	0	11	2018
Demat																
Approved	6052	400997	7937	556547	0	0	0	0	0	0	0	0	0	0	13989	957544
Objections	515	32505	812	44334	0	0	0	0	0	0	0	0	0	0	1327	76839
Remat																
Approved	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Objections	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total	**8021**	**519986**	**9781**	**639098**	**404**	**15403**	**0**	**0**	**0**	**0**	**0**	**0**	0	0	18206	1174487

*** Notice of Lodgement cases**

Karvy Computershare Pvt. Ltd. HYD.

DAYAL AND LOHIA, HYD. INTERNAL AUDITOR Chartered Accountants

For Reliance Capital Ventures Limited

Authorised Signatory

RELIANCE CAPITAL VENTURES LIMITED

Agewise analysis report for the period 1st April, 2006 to 30th June, 2006.

Particulars	(0 to 15 Days)		*(16 to 30 Days)		*(31 to 35 Days)		(36 to 45 Days)		(46 to 50 Days)		(51 to 60 Days)		(> 60 Days)		Total	
	Docs	Shares	Docs	Shares	Docs	Shares	Docs	Shares	Docs	Shares	Docs	Shares	Docs	Shares	Docs	Shares
Transfers																
Approved	8263	325856	1748	38479	2194	80024	0	0	0	0	0	0	0	0	12205	444359
Objections	3729	132758	543	26524	0	0	0	0	0	0	0	0	0	0	4272	159282
Transmissions																
Approved	146	18627	0	0	0	0	0	0	0	0	0	0	0	0	146	18627
Objections	218	16199	0	0	0	0	0	0	0	0	0	0	0	0	218	16199
Transpositions																
Approved	12	679	0	0	0	0	0	0	0	0	0	0	0	0	12	679
Objections	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Name Deletions																
Approved	954	69358	0	0	0	0	0	0	0	0	0	0	0	0	954	69358
Objections	171	9621	0	0	0	0	0	0	0	0	0	0	0	0	171	9621
Folio Consolidation																
Approved	59	16149	0	0	0	0	0	0	0	0	0	0	0	0	59	16149
Objections	8	1912	0	0	0	0	0	0	0	0	0	0	0	0	8	1912
Change of Name																
Approved	230	19749	0	0	0	0	0	0	0	0	0	0	0	0	230	19749
Objections	42	4175	0	0	0	0	0	0	0	0	0	0	0	0	42	4175
Demat																
Approved	34734	2762852	8144	263770	0	0	0	0	0	0	0	0	0	0	42878	3026622
Objections	2479	140487	428	47916	0	0	0	0	0	0	0	0	0	0	2907	188403
Remat																
Approved	11	2226	19	2445	0	0	0	0	0	0	0	0	0	0	30	4671
Objections	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total	**51056**	**3520648**	**10882**	**379134**	**2194**	**80024**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**64132**	**3979806**

*** Notice of Lodgement cases**

Karvy Computershare Pvt. Ltd. HYD.

Dayal and Lohia, HYD. Internal Auditor. Chartered Accountants

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

15th July, 2006

Ms. Neha Gada
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

BSE Scrip Code : 532703

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

NSE Scrip Symbol : RCAPVL

Dear Sir / Madam,

Sub : Quarterly Compliance Report on Corporate Governance for the Quarter Ended 30th June, 2006 - under Clause 49 of the Listing Agreement

In terms of clause 49 of the listing agreement, we are attaching current compliance status on Corporate Governance for the quarter ended 30th June, 2006.

The Company also posts this information on the Company's website www.rcapvl.in and EDIFAR Website maintained by National Informatics Centre (NIC), which can be accessed through the SEBI Website: www.sebi.gov.in.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **Reliance Capital Ventures Limited**

Himanshu Agarwal
Dy. Company Secretary & Manager

c.c : The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Ltd.

Encl: as above

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

15th July, 2006

Ms. Neha Gada
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 532703

NSE Scrip Symbol : RCAPVL

Dear Sir / Madam,

Sub : Quarterly Compliance Report on Corporate Governance for the Quarter Ended 30th June, 2006 - under Clause 49 of the Listing Agreement

In terms of clause 49 of the listing agreement, we are attaching current compliance status on Corporate Governance for the quarter ended 30th June, 2006.

The Company also posts this information on the Company's website www.rcapvl.in and EDIFAR Website maintained by National Informatics Centre (NIC), which can be accessed through the SEBI Website: www.sebi.gov.in.

Kindly acknowledge receipt.

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN....
DATE 18/7/06

Thanking you,

Yours faithfully,
for **Reliance Capital Ventures Limited**

Himanshu Agarwal
Dy. Company Secretary & Manager

c.c : The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Ltd.

Encl: as above

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

Report on Corporate Governance for the quarter ended 30th June, 2006

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
1	2	3	4
I. Board of Directors	491	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	NA	Except for sitting fees no other payments are being made to Directors.
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	NA	
(E) Remuneration of Directors	49 (IV E)	NA	No remuneration is being paid to Directors
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	This being an annual certification, does not apply to the current quarter.
VI. Report on Corporate Governance	49 (VI)	YES	Report on corporate Governance will be complied in the Annual Report 2006-07.
VII. Compliance	49 (VII)	YES	

for Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary & Manager

15th July, 2006

Shri Chirag Sodawaterwalla
DCS – Listing
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 532703

NSE Scrip Symbol : RCAPVL

Dear Sir,

Sub : Secretarial Audit - Integrity of Capital

Ref : SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002

With reference to the aforesaid Circular, we enclose herewith copy of the Certificate with respect to Integrity of Capital for the quarter ended 30th June, 2006, issued by M/s. Dayal & Lohia, Chartered Accountants.

Thanking you,

Yours faithfully,
For **Reliance Capital Ventures Limited**

Himanshu Agarwal
Dy. Company Secretary & Manager

Encl: as above
cc to :

The Secretary
National Securities Depository Limited
Trade World, 4th Floor,
Kamala Mills Compound,
Senapati Bapat Marg,
Lower Parel, Mumbai - 400 013

The Secretary
Central Depository Services (India) Limited
28th Floor, P.J. Towers,
Dalal Street,
Mumbai – 400 001

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

15th July, 2006

Shri Chirag Sodawaterwalla
DCS – Listing
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 532703

NSE Scrip Symbol : RCAPVL

Dear Sir,

Sub : Secretarial Audit - Integrity of Capital

Ref : SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002

With reference to the aforesaid Circular, we enclose herewith copy of the Certificate with respect to Integrity of Capital for the quarter ended 30th June, 2006, issued by M/s. Dayal & Lohia, Chartered Accountants.

Thanking you,

Yours faithfully,
For **Reliance Capital Ventures Limited**

Himanshu Agarwal
Dy. Company Secretary & Manager

Encl: as above
cc to :

The Secretary
National Securities Depository Limited
Trade World, 4th Floor,
Kamala Mills Compound,
Senapati Bapat Marg,
Lower Parel, Mumbai - 400 013

The Secretary
Central Depository Services (India) Limited
28th Floor, P.J. Towers,
Dalal Street,
Mumbai – 400 001

The Board of Directors
Reliance Capital Ventures Limited
H' Block, 1st Floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Capital Ventures Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**June 30, 2006**
2	ISIN	INE331H01016
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Capital Ventures Limited
5	Registered Office Address	H Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	H Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
7	Telephone & Fax Nos.	Tel No: 022 - 3038 6286, Fax No: 022 - 3037 6622
8	Email address	himanshu.g.agarwal@relianceada.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited.

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	122 31 30 422	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' above *(as per company records)*	122 31 30 422	100.000

12	Held in dematerialised form in CDSL	5 43 61 491	04.444
13	Held in dematerialised form in NSDL	109 63 76 103	89.637
14	Physical	7 23 92 828	05.919

15 Total No. of Shares (12+13+14) — 122 31 30 422

16 Reasons for difference if any, between:

a) (10&11):	NA
b) (10&15):	NA
c) (11&15):	NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18	Register of Members is updated (Yes / No)	YES
	if not, updated upto which date	NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	45	2 208	Delay In receipt of Physical DRF & Share Certificates from DP
	31	2 292	Rejected Since Physical DRF & Share Certificates not received from DP within 30 days
Total	**76**	**4 500**	
Pending for more than 21 days	1	29	Non-Receipt of Physical DRF & Share Certificates from DP
Total	**1**	**29**	

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri Himanshu Agarwal Tel No.: 022 - 3032 7941 Fax No.: 022 - 3032 7599
23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No.: 022 - 66372969 - 2970 Fax No.: 022 - 66372949 Name & Regn. No. of the Partner : Shri Chandrahas C. Dayal - 10623
24 Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. Plot No. 17-24, Vittal Rao Nagar Madhapur Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

FOR DAYAL AND LOHIA
CHARTERED ACCOUNTANTS

CHANDRAHAS C. DAYAL
PARTNER
M. No. 10623

Place: Mumbai
Date : 13th July, 2006

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri Himanshu Agarwal Tel No.: 022 - 3032 7941 Fax No.: 022 - 3032 7599
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No.: 022 - 66372969 - 2970 Fax No.: 022 - 66372949 Name & Regn. No. of the Partner : Shri Chandrahas C. Dayal -10623
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. Plot No. 17-24, Vittal Rao Nagar Madhapur Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

FOR DAYAL AND LOHIA
CHARTERED ACCOUNTANTS

CHANDRAHAS C. DAYAL
PARTNER
M. No. 10623

Place: Mumbai
Date : 13th July, 2006

Corporate Office : Fosbery Road, Off Reay Road Station (E), Mumbai - 400 033.
Tel.: 022-3041 1000 Telefax : 022-3041 1067

24th April, 2006

Mr. S. Subramanian	**The Manager**
DCS - CRD	**Listing Department**
The Stock Exchange, Mumbai	**The National Stock Exchange of India**
Phiroze Jeejeebhoy Towers,	Plaza, 5th Floor, Plot No. C/1, G Block
Dalal Street,	Bandra Kurla Complex, Bandra (E)
Mumbai - 400 001	Mumbai - 400 051
BSE Scrip Code : 500111	**NSE Scrip Code : RELCAPITAL**

Dear Sir,

Sub : Financial Results for the year ended 31st March, 2006

We wish to inform you that at the meeting of the Board of Directors of the Company held today i.e. 24th April, 2006, the Board inter alia, approved audited annual accounts and recommended a dividend of Rs.3.20 on equity share of Rs.10/- each for the financial year ended 31st March, 2006.

We give particulars required to be furnished under clause 20 and clause 41of listing agreement for the year ended 31st March, 2006.

We also wish to inform that Shri C. P. Jain, former Chairman of NTPC Ltd. has been appointed as an additional Director.

We would request you to kindly bring the aforesaid information to the notice of your members.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: As above

c.c. to :

1. **The Secretary**
National Securities Depository Ltd.
Trade World, 4th Floor,
Kamala Mills Compound,
Senapati Bapat Marg, Lower Parel,
Mumbai – 400 013.

2. **The Secretary**
Central Depository Services (India) Ltd.
28th Floor, P. J. Towers,
Dalal Street, Fort
Mumbai – 400 023.

Corporate Office : Fosbery Road, Off Reay Road Station (E), Mumbai - 400 033.
Tel.: 022-3041 1000 Telefax : 022-3041 1067

AUDITED FINANCIAL RESULTS FOR THE QUARTER / YEAR ENDED 31ST MARCH, 2006

(Rs. in crores except per share data)

Sr No	Particulars	Nine Months Ended 31-Dec-05	Quarter Ended 31-Mar-06	Quarter Ended 31-Mar-05	Quarter Ended % growth	Year Ended 31-Mar-06	Year Ended 31-Mar-05	Year Ended % growth
1	Income from Operations	329.64	322.12	83.86	284%	651.76	295.15	121%
2	Other Miscellaneous Income	0.05	0.21	0.39		0.26	0.54	
3	Total Expenditure							
	a) Staff Cost	3.62	6.70	0.18		10.32	1.38	
	b) Professional Fees	2.04	8.90	0.06		10.94	0.77	
	c) Other expenditure	6.34	5.42	0.92		11.76	3.48	
4	rest & Finance Charges	37.87	7.33	41.01		45.20	151.08	
5	Depreciation	18.80	4.39	6.77		23.19	27.77	
6	Profit before Tax (1+2-3-4-5)	261.02	289.59	35.31	720%	550.61	111.21	395%
7	Provision for tax							
	Current Tax (including Fringe Benefit Tax)	9.00	4.00	-		13.00	5.40	
	Deferred Tax	-	-	-		-	-	
8	Net Profit after Tax (6 - 7)	252.02	285.59	35.31	709%	537.61	105.81	408%
9	Paid-up Share Capital Equity Share of Rs.10 each	223.40	223.40	127.84		223.40	127.84	
10	Reserves excluding revaluation reserves					3 849.58	1 310.08	
11	EPS for the period, for the year to date and for previous year (Rs.)							
	Basic	14.66	13.76	2.77		29.74	8.31	
	ted	12.02	11.68	2.77		24.64	8.31	
12	Aggregate of Non-Promoter Shareholding							
	- Number of Shares					8 27 49 196	6 59 95 910	
	- Percentage of shareholding					37.13%	51.84%	
13	Dividend Proposed - per equity share (Rs.)					3.20	3.00	

Registered Office : Village Meghpar / Padana, Taluka Lalpur, Dist Jamnagar - 361 280.

B	Particulars of proposed Rights / Bonus issue, if any	NIL
C	Dates of closure of Register of Members and purpose	26th May, 2006 to 6th June, 2006 For payment of dividend
D	Date from which the dividend is payable	Immediately after the AGM
E	Remarks / qualifications, if any	None

NOTES:

1 The figures for the corresponding quarter / year have been restated wherever necessary to make them comparable.

2 The Company has filed a Scheme of Amalgamation and Arrangement in the High Court of Gujarat for amalgamation of Reliance Capital Ventures Ltd. with the Company.

3 During the quarter the Company allotted 1,55,00,000 equity shares of Rs. 10 each at a price of Rs. 228 per share against equal number of warrants.

4 The Company is mainly engaged in the business of providing Finance. All other activities of the Company revolve around the main business. As such, there are no separate reportable segments, as per the Accounting Standard on Segment Reporting (AS - 17).

5 The number of investor complaints pending as on 1st January, 2006 were Nil, the complaints received during the period 1st January, 2006 to 31st March, 2006 were 217, the complaints resolved during the period were 217 and pending unresolved as on 31st March, 2006 were Nil.

6 The Board of Directors of the Company at its meeting held on 24th April, 2006 appointed Shri C. P. Jain as Additional Director.

7 The Board of Directors have recommended a dividend of Rs. 3.20 per equity share of Rs. 10 each for the year 2005-06.

8 The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on 24th April, 2006 approved the above results and its release.

for RELIANCE CAPITAL LIMITED

Place: Mumbai

Date: 24th April, 2006

Anil D. Ambani
Chairman

Reliance Capital Limited

Corporate Office : Fosbery Road, Off Reay Road Station (E), Mumbai - 400 033.
Tel.: 022-3041 1000 Telefax : 022-3041 1067

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER / YEAR ENDED 31ST MARCH, 2006

(Rs. in crores except per share data)

Sr No	Particulars	Nine Months Ended 31-Dec-05	Quarter Ended 31-Mar-06	Accounting Year Ended 31-Mar-06	Accounting Year Ended 31-Mar-05
1	Income from Operations	533.10	413.38	946.48	553.45
2	Other Miscellaneous Income	0.13	0.44	0.57	0.59
3	Total Expenditure				
	a) Staff Cost	26.29	18.28	44.57	22.34
	b) Other expenditure	33.66	38.95	72.61	54.12
	c) Premium paid on Reinsurance Ceded	75.36	33.90	109.26	121.96
	d) Claims Incurred	32.20	2.24	34.44	38.35
4	Interest & Finance Charges	37.87	7.33	45.20	151.08
5	Depreciation	20.39	5.16	25.55	29.59
6	Profit before Tax (1+2-3-4-5)	307.46	307.96	615.42	136.60
7	Provision for tax				
	Current Tax (including Fringe Benefit Tax)	24.76	10.21	34.97	12.74
	Deferred Tax	(0.53)	0.01	(0.52)	(0.36)
8	Net Profit after Tax (6 - 7)	283.23	297.74	580.97	124.22
9	Excess / (Short) Provision for tax of earlier years	1.59	(0.71)	0.88	(0.44)
		284.82	297.03	581.85	123.78
10	Less: Minority Interest	3.25	0.34	3.59	1.46
11	Net Profit after Minority Interest	281.57	296.69	578.26	122.32
12	Share of Profit / (Loss) of Associates	(7.05)	7.25	0.20	0.71
13	Loss on sale of Investment in Associate	7.09	-	7.09	87.10
14	Net Profit after Minority Interest and Share of Profit of Associates	267.43	303.94	571.37	35.93
15	Paid-up Share Capital Equity Share of Rs.10 each	207.90	223.40	223.40	127.84
16	EPS for the period and for the year (Rs.)				
	Basic	15.55	17.89	31.61	2.82
	Diluted	12.76	15.18	26.19	2.82

NOTES:

1 In preparation of consolidated financial results:

a More than 50% owned Subsidiaries are consolidated in accordance with the Accounting Standard on Consolidated Financial Statements (AS 21). These entities are Reliance Capital Asset Management Ltd., Reliance Capital Trustee Co. Ltd., Reliance General Insurance Company Ltd., Reliance Gilts Ltd. (formerly Reliance Life Insurance Company Ltd.), Reliance Asset Management (Mauritius) Ltd., Reliance Asset Management (Singapore) Pte. Ltd.

b 50% or less owned in Associates in which the Company has significant influence are accounted under the equity method in accordance with the Accounting Standard on Accounting for Investments in Associates in Consolidated Financial Statements (AS 23). These entities are Reliance Share & Stock Brokers Pvt. Ltd., Reliance Land Pvt. Ltd., WorldTel Holding Ltd., Viscount Management (Alpha) Services Ltd., Viscount Management Services Ltd., Ammolite Holdings Ltd. However the accounts of WorldTel Holding Ltd. have not been considered as the same are under compilaton.

c The consolidated financial statement should be read in conjunction with notes to the separate financial results.

2 The figures for the corresponding year have been restated wherever necessary to make them comparable.

3 The Company has published the Consolidated results for the first time, and hence the comparative figures for corresponding period in the previous year is not provided.

for RELIANCE CAPITAL LIMITED

P : Mumbai

Dated: 24th April, 2006

Anil D. Ambani
Chairman

CONSOLIDATED SEGMENT REPORTING FOR THE QUARTER / YEAR ENDED 31ST MARCH, 2006

(Rs. in crores except per share data)

Sr No	Particulars	Nine Months Ended 31-Dec-05	Quarter Ended 31-Mar-06	Accounting Year Ended 31-Mar-06	Accounting Year Ended 31-Mar-05
1	Segment Revenue				
a	Finance & Investments	329.69	322.33	652.02	295.69
b	Asset Management	57.42	36.07	93.49	50.29
c	General Insurance	147.31	55.39	202.70	208.93
		534.42	413.79	948.21	554.91
	Less: Inter segment	0.57	0.59	1.16	0.87
	Net Sales	533.85	413.20	947.05	554.04
	Segment Results				
a	Finance & Investments	261.02	289.58	550.60	111.21
b	Asset Management	27.42	16.35	43.77	18.17
c	General Insurance	19.02	2.03	21.05	7.22
	Profit before Tax	307.46	307.96	615.42	136.60
3	Capital Employed				
a	Finance & Investments	3,630.37		4,374.33	2,724.14
b	Asset Management	60.69		89.37	37.59
c	General Insurance	240.13		254.70	226.29
	Total	3,931.19		4,718.40	2,988.02

NOTES:

1 As per Accounting Standard (AS 17), issued by Institute of Chartered Accountants of India, the Company has reported segment information on the consolidated basis including business conducted through its subsidiaries.

The reportable segments are further described below:
a) Finance & Investment
b) Asset Management
c) General Insurance

3 Since all the operations of the Company are conducted within India, there is no separate reportable geographical segment.

4 The figures for the corresponding year have been restated wherever necessary to make them comparable.

for RELIANCE CAPITAL LIMITED

Place: Mumbai

Dated: 24th April, 2006

Anil D. Ambani
Chairman

Corporate Office : Fosbery Road, Off Reay Road Station (E), Mumbai - 400 033.
Tel.: 022-3041 1000 Telefax : 022-3041 1067

24th April, 2006

Mr. S. Subramanian
DCS - CRD
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Code : RELCAPITAL

Dear Sir,

Sub : Financial Results for the year ended 31st March, 2006

Further to our letter in the subject matter. A copy of the Media Release being issued by the Company is attached, which may be kindly noted.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: As above

Registered Office : Village Meghpar / Padana, Taluka Lalpur, Dist Jamnagar - 361 280.

MEDIA RELEASE

RELIANCE CAPITAL REPORTS QUARTERLY NET PROFIT OF Rs 286 CRORE (US$ 64 MILLION) – AN INCREASE OF 709%

TOTAL INCOME OF Rs 322 CRORE (US$ 72 MILLION) FOR THE QUARTER – AN INCREASE OF 284%

NET PROFIT OF Rs 538 CRORE (US$ 121 MILLION) FOR THE YEAR - AN INCREASE OF 408%

EARNINGS PER SHARE OF Rs 29.7 (US$ 0.67) FOR THE YEAR - AN INCREASE OF 258%

CONSOLIDATED NET PROFIT OF Rs 572 CRORE (US$ 128 MILLION) FOR THE YEAR - AN INCREASE OF 1488%

CONSOLIDATED EARNINGS PER SHARE OF Rs 31.6 (US$ 0.71) FOR THE YEAR – AN INCREASE OF 1021%

NET WORTH OF Rs 4,568 CRORE (US$ 1.02 BILLION) - ON CONVERSION OF OUTSTANDING EQUITY WARRANTS

UNREALISED CAPITAL GAINS OF Rs 2,355 CRORE (US$ 528 MILLION)

Mumbai, 24th April 2006: Reliance Capital Limited (RCL) today announced its audited financial results for the year ended 31st March 2006. The performance highlights are:

For the Quarter

- **Total Income of Rs 322 crore** (US$ 72 million), against Rs 84 crore in the corresponding previous period, **an increase of 284%**
- **Cash Profit of Rs 290 crore** (US$ 65 million), against Rs 42 crore in the corresponding previous period, **an increase of 590%**
- **Net Profit of Rs 286 crore** (US$ 64 million), against Rs 35 crore in the corresponding previous period, **an increase of 709%**

For the Year

- **Total Income of Rs 652 crore** (US$ 146 million), against Rs 295 crore in the corresponding previous period, **an increase of 121%**
- **Cash Profit of Rs 561 crore** (US$ 126 million), against Rs 134 crore in the corresponding previous period, **an increase of 319%**
- **Net Profit of Rs 538 crore** (US$ 118 million), against Rs 106 crore in the corresponding previous period, **an increase of 408%**

- **Earning per share (EPS) of Rs 29.7** (US$ 0.67), against Rs 8.3 in the corresponding previous period, **an increase of 258%**

- **Consolidated Net Profit of Rs 572 crore** (US$ 128 million), against Rs 36 crore in the corresponding previous period, **an increase of 1488%**

- **Consolidated Earning per share (EPS) of Rs 31.6** (US$ 0.71)

- **Total Assets of the company stood at Rs 4,467 crore** (US$ 1 billion)

At the meeting held today, **the Board has approved payment of dividend of Rs 3.20 per share on an increased capital base of Rs 223 crores. The dividend payout has increased by 86% from Rs 44 crores to Rs 81 crore** (US$ 18 million) for the year ended 31st March 2006.

Mobilisation of Resources:

During the period under review, the Company made a preferential offer of equity shares/ equity related securities to **Anil Dhirubhai Ambani Enterprises, and long term institutional investors**, amounting to Rs 2,673 crore (US$ 614 million), to further strengthen the Company's financial position, and to generate long term resources for accelerating its future growth plans.

As on 31st March 2006, the net worth of the company stood at Rs 4,123 crore (US$ 924 million). On conversion of outstanding equity warrants, **the net worth will increase to over Rs 4,568 crore (US$ 1.02 billion)**.

The company ranks among the top 3 Indian private sector financial services companies in terms of net worth.

Credit Rating:

The Company is virtually debt free and has a debt equity ratio of 0.06 as on 31st March 2006, and enjoys the highest top-end ratings of 'A1+' and 'F1+' by ICRA and FITCH, respectively.

Operational Review:

As on 31st March 2006, the **total assets of the company stood at Rs 4,467 crore (US$ 1 billion)**.

The investment portfolio as on 31st March 2006, amounted to Rs 2,588 crore (US$ 580 million), at cost. The **unrealised capital gains** on the investment portfolio amounted to **Rs 2,355 crore** (US$ 528 million) as on 31st March 2006, excluding gains on unlisted securities.

The company has **no Non-performing Assets**, and it has **not raised any fixed deposits** from the public.

Group Companies:

Reliance Mutual Fund (RMF)
Reliance Capital Asset Management (RCAM)

During the year Reliance Mutual Fund emerged as the **largest Private sector mutual fund** in the country. The **assets under management**, increased to **Rs 24,670 crore (US$ 5.5 billion)** as on 31st March 2006 from Rs 9,543 crore as on 31st March 2005, **an increase of 159%.**

The **net profit of RCAM was Rs 30 crore** (US$ 6.7 million) for the period under review, an increase of 150%.

Reliance Life Insurance

During the period under review, Reliance Capital Limited acquired AMP Sanmar Life Insurance Company Limited, with the approval of Insurance Regulatory and Development Authority (IRDA).

The **Premium Income** increased to Rs 224 crore from Rs 107 crore, **an increase of 109%,** within a short span of 6 months of RCL taking over the company.

Reliance Life is committed to attaining leadership rankings in the industry within the next few years.

Reliance General Insurance

Reliance General Insurance (RGI) offers home insurance, property insurance, auto insurance, travel insurance, marine insurance, commercial insurance and other speciality insurance products.

The **Gross Direct Premium** for the financial year ended 31st March 2006 was **Rs 163 crore (US$ 37 million).**

The **Net Profit** was Rs 14.4 crore (US$ 3.2 million) for the period under review, an **increase of 148%**.

Other Businesses

RCL is finalizing plans for its stock broking and distribution of financial products businesses, which will be launched in the current financial year.

Background:

Reliance Capital Ltd is a part of the Reliance - Anil Dhirubhai Ambani Group.

Reliance Capital is one of India's leading and fastest growing private sector financial services companies, and ranks among the top 3 private sector financial services and banking companies, in terms of net worth.

Reliance Capital has interests in asset management and mutual funds, life and general insurance, private equity and proprietary investments, stock broking and other activities in financial services.

Reliance Capital Limited
Reliance Centre,
19, Walchand Hirachand Marg
Ballard Estate, Mumbai 400 001

Tel: +91 22 3032 7000
Fax: +91 22 3032 4099
www.reliancecapital.co.in

11th July, 2006

Shri S. Subramanian
DCS-CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/ 2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sirs,

Re. : **Board Meeting**

In terms of Clause 41 of the Listing agreement, we wish to inform you that a meeting of the Board of Directors of the Company will be held on Tuesday, 18th July, 2006 to consider, *inter alia*, the unaudited financial results of the Company for the quarter ended 30th June, 2006.

The decision of the Board of Directors will be furnished to you after conclusion of the meeting.

We request you to inform your members accordingly.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

C.c : The Secretary - National Securities Depository Limited
The Secretary - Central Depository Services (India) Limited

Corporate Office : Fosbery Road, Off Reay Road Station (E), Mumbai - 400 033.
Tel.: 022-3041 1000 Telefax : 022-3041 1067

April 17, 2006

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 500111

NSE Scrip Code : RELCAPITAL

Dear Sir,

Re: Board Meeting

In terms of Clause 41 of the Listing agreement, we wish to inform you that a meeting of the Board of Directors of the Company will be held on Monday, 24th April, 2006 to consider, inter alia, the audited financial results of the Company for the fourth quarter as also the year ended 31st March, 2006 and also to recommend dividend on shares for the said period.

The decision of the Board of Directors will be furnished to you after the conclusion of the meeting.

We request you to inform your members accordingly.

Thanking you,

Yours faithfully,
For **Reliance Capital Limited**

V.R.Mohan
Company secretary and Manager

Copy to: The Secretary – National Securities Depository Limited
The Secretary - Central Depository Services (India) Limited

Corporate Office : Fosbery Road, Off Reay Road Station (E), Mumbai - 400 033.
Tel.: 022-3041 1000 Telefax : 022-3041 1067

TIME : 17/04/2006 12:02
NAME : RELIANCE CAPITAL
FAX : 022-30327202
TEL : 022-30327841
SER.# : 000G5J547419

BSE

DATE,TIME	17/04 12:01
FAX NO./NAME	922723121
DURATION	00:00:46
PAGE(S)	01
	COVERPAGE
RESULT	OK
MODE	FINE
	ECM

RELIANCE Capital
Anil Dhirubhai Ambani Group

RECEIVED
2006 AUG 16 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Capital Limited
Reliance Centre,
19, Walchand Hirachand Marg
Ballard Estate, Mumbai 400 001

Tel: +91 22 3032 7000
Fax: +91 22 3032 4099
www.reliancecapital.co.in

July 18, 2006

Mr. S. Subramanian
DCS - CRD
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Code : RELCAPITAL

Dear Sir,

Sub: Unaudited Financial Results for the quarter ended June 30, 2006 pursuant to Clause 41 of the Listing Agreement.

In continuation to our letter dated July 11, 2006, we wish to inform you that at the Board Meeting held today, i.e. July 18, 2006, the Board of Directors have approved for release, the enclosed Unaudited Financial Results of the Company for the quarter ended June 30, 2006.

A copy of the Media Release being issued by the Company is attached, which may be kindly noted.

We would request you to kindly bring the aforesaid information to the notice of your members.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.........
DATE.....20/7/07

Encl: As above

c.c. The Secretary - National Securities Depository Ltd.
The Secretary - Central Depository Services (India) Ltd.

Reliance Capital
Anil Dhirubhai Ambani Group

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2006

(Rs. in crores except per share data)

Sr No	Particulars	Quarter Ended 30-Jun-06	Quarter Ended 30-Jun-05	% growth	Year Ended 31-Mar-06 Audited
1	Income from Operations	132.42	65.58	102%	651.76
2	Other Miscellaneous Income	-	0.01		0.26
3	Total Expenditure				
	a) Staff Cost	8.07	0.23		10.32
	b) Professional Fees	1.96	0.03		10.94
	c) Other expenditure	10.40	0.54		11.76
4	Interest & Finance Charges	6.52	27.48		45.20
5	Depreciation	1.44	6.69		23.19
6	Profit before Tax (1+2-3-4-5)	104.03	30.62	240%	550.61
7	Provision for tax				
	Current Tax (including Fringe Benefit Tax)	9.50	1.00		13.00
	Deferred Tax	-	-		-
8	Net Profit after Tax (6 - 7)	94.53	29.62	219%	537.61
9	Paid-up Share Capital				
	Equity Share of Rs.10 each	223.40	127.84		223.40
10	Reserves excluding revaluation reserves				3 849.58
11	EPS for the period, for the year to date and for previous year (Rs.)				
	Basic	4.24	2.33	82%	29.74
	Diluted	3.87	2.33		24.64
12	Aggregate of Non-Promoter Shareholding				
	- Number of Shares	8 27 49 196	6 63 64 836		8 27 49 196
	- Percentage of shareholding	37.13	52.13		37.13

NOTES:

1 The figures for the corresponding quarter/year have been regrouped wherever necessary to make them comparable.

2 Pursuant to the Scheme of Amalgamation and Arrangement between Reliance Capital Ventures Limited ("RCVL"), the Company and their respective shareholders and creditors ("Scheme"), as sanctioned by the High Courts, RCVL stands amalgamated with the Company with effect only from July 17, 2006, the date on which the certified copies of the said Orders were filed with Registrar of Companies, Gujarat and Maharashtra. In terms of the Scheme, the appointed date of Amalgamation is the effective date i.e. July 17, 2006. Accordingly, the Scheme has no impact on the accounts of the Company as of June 30, 2006.

3 The Register of Members (equity shareholders) and the transfer books of RCVL will be closed from 1st August 2006 to 5th August 2006 (both days inclusive) for the purpose of determining the persons who will be entitled to the equity shares to be issued and allotted in the ratio of 5 Equity Shares of the Company for every 100 Equity Shares of RCVL, in terms of the Scheme. On and from the above Book Closure, the shares of RCVL shall cease to be listed and shall automatically stand cancelled.

4 The Company is mainly engaged in the business of providing Finance. All other activities of the Company revolve around the main business. As such, there are no separate reportable segments, as per the Accounting Standard on Segment Reporting (AS - 17).

5 The number of investor complaints pending as on April 1, 2006 were nil, the complaints received during the period April 1, 2006 to June 30, 2006 were 106, the complaints resolved during the period were 106 and pending unresolved as on June 30, 2006 were nil.

6 The financial results are in accordance with the standard accounting practices followed by the Company in preparation of its statutory accounts, and have been subjected to "Limited Review" by the Auditors of the Company.

7 The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on July 18, 2006 approved the above results and its release.

for **RELIANCE CAPITAL LIMITED**

Place: Mumbai
Date: July 18, 2006

Anil D. Ambani
Chairman

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2006

(Rs. in crores except per share data)

Sr No	Particulars	Quarter Ended 30-Jun-06	Quarter Ended 30-Jun-05	% Change	Accounting Year Ended 31-Mar-06 Audited
1	Income from Operations	356.19	137.17	160%	946.48
2	Other Miscellaneous Income	-			0.57
3	Total Expenditure				
	a) Staff Cost	22.92	7.94	189%	44.57
	b) Other expenditure	83.42	8.22		72.61
	c) Premium paid on Reinsurance Ceded	96.92	35.71		109.26
	d) Claims Incurred	12.69	7.56		34.44
4	Interest & Finance Charges	6.52	27.48	-76%	45.20
5	Depreciation	1.75	7.17	-76%	25.55
6	Profit before Tax (1+2-3-4-5)	131.97	43.09	206%	615.42
7	Provision for tax				
	Current Tax (including Fringe Benefit Tax)	18.79	5.38	249%	34.97
	Deferred Tax	(0.09)	(0.21)		(0.52)
8	Net Profit after Tax (6 - 7)	113.27	37.92	199%	580.97
9	Excess / (Short) Provision for tax of earlier years	-	1.59		0.88
		113.27	39.51	187%	581.85
10	Less: Minority Interest	0.29	1.73		3.59
11	Net Profit after Minority Interest	112.97	37.78	199%	578.26
12	Share of Profit / (Loss) of Associates	0.06	(0.42)		0.20
13	Loss on sale of Investment in Associate	-			7.09
14	Net Profit after Minority Interest and Share of Profit of Associates	113.03	37.36	203%	571.37
15	Paid-up Share Capital				
	Equity Share of Rs.10 each	223.39	127.83		223.40
16	EPS for the period and for the year (Rs.)				
	Basic	5.07	2.92	74%	31.61
	Diluted	4.62	2.92	58%	26.19

NOTES:

1 In preparation of consolidated financial results:

a) More than 50% owned Subsidiaries are consolidated in accordance with the Accounting Standard on Consolidated Financial Statements (AS 21). These entities are Reliance Capital Asset Management Ltd., Reliance Capital Trustee Co. Ltd., Reliance General Insurance Company Ltd., Reliance Gilts Ltd. (formerly Reliance Life Insurance Company Ltd.), Reliance Asset Management (Mauritius) Ltd., Reliance Asset Management (Singapore) Pte. Ltd.

b) 50% or less owned in Associates in which the Company has significant influence are accounted under the equity method in accordance with the Accounting Standard on Accounting for Investments in Associates in Consolidated Financial Statements (AS 23). These entities are Reliance Share & Stock Brokers Pvt. Ltd., Reliance Land Pvt. Ltd., WorldTel Holding Ltd., Viscount Management (Alpha) Services Ltd., Viscount Management Services Ltd., Ammolite Holdings Ltd. However the accounts of WorldTel Holding Ltd. have not been considered as the same are under compilaton.

c) The consolidated financial statement should be read in conjunction with notes to the separate financial results.

2 The figures for the corresponding year have been regrouped wherever necessary to make them comparable.

for **RELIANCE CAPITAL LIMITED**

Place: Mumbai

Dated: July 18, 2006

Anil D. Ambani
Chairman

CONSOLIDATED SEGMENT REPORTING FOR THE QUARTER ENDED JUNE 30, 2006

(Rs. in crores)

Sr No	Particulars	Quarter Ended 30-Jun-06	Quarter Ended 30-Jun-05	Accounting Year Ended 31-Mar-06 Audited
1	Segment Revenue			
a	Finance & Investments	132.42	65.53	652.02
b	Asset Management	40.90	14.30	93.49
c	General Insurance	182.87	57.74	202.70
		356.19	137.57	948.21
	Less: Inter segment	-	0.40	1.16
	Net Sales	356.19	137.17	947.05
2	Segment Results			
a	Finance & Investments	104.04	30.62	550.61
b	Asset Management	26.62	5.17	43.77
c	General Insurance	1.31	7.30	21.04
	Profit before Tax	131.97	43.09	615.42
3	Capital Employed			
a	Finance & Investments	4,539.66	2,779.93	4,364.35
b	Asset Management	81.97	37.70	64.36
c	General Insurance	153.85	145.32	152.68
	Total	4,775.48	2,962.95	4,581.39

NOTES:

1 As per Accounting Standard (AS 17), issued by Institute of Chartered Accountants of India, the Company has reported segment information on the consolidated basis including business conducted through its subsidiaries.

2 The reportable segments are further described below:
a) Finance & Investment
b) Asset Management
c) General Insurance

3 Since all the operations of the Company are conducted within India, there is no separate reportable geographical segment.

4 The figures for the corresponding year have been restated wherever necessary to make them comparable.

for **RELIANCE CAPITAL LIMITED**

Place: Mumbai

Dated: July 18, 2006

Anil D. Ambani
Chairman

RELIANCE CAPITAL REPORTS QUARTERLY NET PROFIT OF Rs 95 CRORE (US$ 20.7 MILLION) – AN INCREASE OF 219%

TOTAL INCOME OF Rs 132 CRORE (US$ 28.8 MILLION) FOR THE QUARTER – AN INCREASE OF 102%

EARNINGS PER SHARE OF Rs 4.2 (US$ 0.09) FOR THE QUARTER - AN INCREASE OF 82%

CONSOLIDATED NET PROFIT OF Rs 113 CRORE (US$ 24.7 MILLION) FOR THE QUARTER - AN INCREASE OF 203%

CONSOLIDATED EARNINGS PER SHARE OF Rs 5.1 (US$ 0.11) FOR THE QUARTER – AN INCREASE OF 74%

NET WORTH OF Rs 4,791 CRORE (US$ 1.05 BILLION) - ON CONVERSION OF OUTSTANDING EQUITY WARRANTS

Mumbai, July 18, 2006: Reliance Capital Limited (RCL) today announced its unaudited financial results for the quarter ended June 30, 2006. The performance highlights are:

- **Total Income of Rs 132 crore** (US$ 28.8 million), against Rs 66 crore in the corresponding previous period, **an increase of 102%**
- **Cash Profit of Rs 96 crore** (US$ 21 million), against Rs 36 crore in the corresponding previous period, **an increase of 164%**
- **Net Profit of Rs 95 crore** (US$ 20.7 million), against Rs 30 crore in the corresponding previous period, **an increase of 219%**
- **Earning per share (EPS) of Rs 4.2** (US$ 0.09), against Rs 2.3 in the corresponding previous period, **an increase of 82%**
- **Consolidated Total Income of Rs 356 crore** (US$ 77.7 million), against Rs 137 crore in the corresponding previous period, **an increase of 160%**
- **Consolidated Net Profit of Rs 113 crore** (US$ 24.7 million), against Rs 37 crore in the corresponding previous period, **an increase of 203%**
- **Consolidated Earning per share (EPS) of Rs 5.1** (US$ 0.11), an increase of 74% over corresponding previous period.
- **Total Assets of the company stood at Rs 4,687 crore** (US$ 1.02 billion)

Corporate Communications, Dhirubhai Ambani Knowledge City, Block: G, Wing: 4, Ground Floor, Navi Mumbai – 400 710
Tel: 022-3038 3333, Fax: 022-30376631 email: ccd@relianceada.com

Net worth:

As on June 30, 2006, the net worth of the company stood at Rs 4,356 crore (US$ 951 million). On conversion of outstanding equity warrants, **the net worth will increase to over Rs 4,791 crore (US$ 1.05 billion)**.

The company ranks among the top 3 Indian private sector financial services groups in terms of net worth.

Credit Rating:

The Company is virtually debt free and has a debt equity ratio of 0.1 as on June 30, 2006, and enjoys the highest top-end ratings of 'A1+' and 'F1+' by ICRA and FITCH, respectively.

Operational Review:

As on June 30, 2006, the **total assets of the company stood at Rs 4,687 crore (US$ 1.02 billion)**.

The investment portfolio as on June 30, 2006, amounted to Rs 1,524 crore (US$ 333 million), at cost.

The company has **no Non-performing Assets**, and it has **not raised any fixed deposits** from the public.

Amalgamation of Reliance Capital Ventures Ltd. :

The amalgamation of Reliance Capital Ventures Ltd. (RCVL) with the company has become effective on July 17, 2006.

The Register of Members (equity shareholders) and transfer books of RCVL will be closed from August 1, 2006 to August 5, 2006 (both days inclusive) for the purpose of determining the persons who will be entitled to the equity shares to be issued and allotted by the company, in terms of the Scheme.

Group Companies:

Reliance Mutual Fund (RMF)
Reliance Capital Asset Management (RCAM)

The **assets under management**, increased to **Rs 26,314 crore (US$ 5.7 billion)** as on June 30, 2006 from Rs 9,908 crore as on June 30, 2005, **an increase of 166%**. The number of investors increased to **23 lakhs** as on June 30, 2006, highest amongst the private sector mutual funds.

The **net profit of RCAM was Rs 18 crore (US$ 3.8 million)** for the period under review, an **increase of 1175%**.

Reliance Life Insurance

The **Premium Income** increased to **Rs 132 crore (US$ 38.8 million)** for the period under review, up from Rs 18 crore in first quarter of the previous year, **an increase of 633%**.

Reliance Life offers 16 products, of which 12 are targeted to individuals and four to group business. Reliance Life is committed to attaining leadership rankings in the industry within the next few years.

Reliance General Insurance

The **Gross Direct Premium** for the quarter ended June 30, 2006 was **Rs 164 crore (US$ 35.8 million)**. The Gross Direct Premium for the quarter **is higher than the Rs.162 crore** Gross Direct Premium mobilised by the company in whole of the financial year 2005-06.

Reliance General Insurance (RGI) offers home insurance, property insurance, auto insurance, travel insurance, marine insurance, commercial insurance and other speciality insurance products.

Other Businesses

RCL is finalizing plans for its stock broking, distribution of financial products businesses and consumer finance, which will be launched in the current financial year.

Background:

Reliance Capital Ltd is a part of the Reliance - Anil Dhirubhai Ambani Group.

Reliance Capital is one of India's leading and fastest growing private sector financial services companies, and ranks among the top 3 private sector financial services and banking groups, in terms of net worth.

Reliance Capital has interests in asset management and mutual funds, life and general insurance, private equity and proprietary investments, stock broking and other activities in financial services.

TRANSMISSION VERIFICATION REPORT

TIME : 18/07/2006 15:47
NAME : RELIANCE CAPITAL
FAX : 022-30327202
TEL : 022-30327841
SER.# : 000G5J547419

DATE,TIME	18/07 15:44
FAX NO./NAME	922722037
DURATION	00:03:08
PAGE(S)	10
RESULT	OK
MODE	FINE ECM

BSE

RELIANCE Capital
Anil Dhirubhai Ambani Group

(7)

RECEIVED
2006 AUG 16 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Capital Limited
Reliance Centre,
19, Walchand Hirachand Marg
Ballard Estate, Mumbai 400 001

Tel: +91 22 3032 7000
Fax: +91 22 3032 4099
www.reliancecapital.co.in

15th July, 2006

Ms. Chitra Sekhar
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub. : Compliance under Clause 35 of the Listing Agreement

In terms of clause 35 of the Listing agreement, we enclose herewith distribution of shareholding of the Company for the quarter ended 30th June, 2006.

The Company also posts this information on the Company's website www.reliancecapital.co.in and EDIFAR Website maintained by National Informatics Centre (NIC), which can be accessed through the SEBI Website: www.sebi.gov.in.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.......
DATE....... 17/7/06

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl. : a/a

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE CAPITAL LIMITED

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Quarter ended: 30th June 2006

Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares: As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group					
(1)	Indian					
(a)	Individuals/Hindu Undivided Family	3	7 23 732	7 23 732	0.32	0.32
(b)	Central Government/State Governments	-	-	-	-	-
(c)	Bodies Corporate	2	13 93 93 317	12 05 73 717	62.55	62.55
(d)	Financial Institutions/Banks	-	-	-	-	-
(e)	Any Other (Specify)					
	Sub -Total (A) (1)	**5**	**14 01 17 049**	**12 12 97 449**	**62.87**	**62.87**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	-	-	-	-	-
(b)	Bodies Corporate	-	-	-	-	-
(c)	Institutions	-	-	-	-	-
(d)	Any Other (Specify)	-	-	-	-	-
	Sub -Total (A)(2)	-	-	-	-	-
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**5**	**14 01 17 049**	**12 12 97 449**	**62.87**	**62.87**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	46	9 22 068	8 77 488	0.41	0.41
(b)	Financial Institutions/Banks	72	2 36 468	2 25 624	0.11	0.11
(c)	Central Government/State Governments	-	-	-	-	-
(d)	Venture Capital Funds	-	-	-	-	-
(e)	Insurance Companies	1	25 000	25 000	0.01	0.01
(f)	Foreign Institutional Investors	51	5 40 49 905	5 40 49 905	24.25	24.25
(g)	Foreign Venture Capital Investors	-	-	-	-	-
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**170**	**5 52 33 441**	**5 51 78 017**	**24.78**	**24.78**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	2 458	38 02 905	32 60 283	1.71	1.71
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	1 55 825	2 16 65 025	1 54 62 876	9.72	9.72
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	39	15 60 740	15 60 740	0.70	0.70
(c)	Any Other (Specify)					
1	NRIs/OCBs	1 494	4 87 085	3 66 606	0.22	0.22
2	Pending Confirmation	-	-	-	-	-
	Sub -Total (B)(2)	**1 59 816**	**2 75 15 755**	**2 06 50 505**	**12.35**	**12.35**
	Total Public Shareholding B=(B)(1)+(B)(2)	**1 59 986**	**8 27 49 196**	**7 58 28 522**	**37.13**	**37.13**
	TOTAL (A) +(B)	**1 59 991**	**22 28 66 245**	**19 71 25 971**	**100.00**	**100.00**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	-	-	-	-	-
	GRAND TOTAL (A)+(B)+(C)	**1 59 991**	**22 28 66 245**	**19 71 25 971**	**100.00**	**100.00**

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
A			
1	AAA Enterprises Private Limited	7 93 03 351	35.58
2	Anil D. Ambani	1 80 933	0.08
3	Tina A Ambani	1 80 933	0.08
4	Kokila Dhirajlal Ambani	3 61 866	0.16
	Sub-Total (a)	**8 00 27 083**	**35.91**
B	Reliance Capital Ventures Limited	6 00 89 966	26.96
	Sub-Total (b)	**6 00 89 966**	**26.96**
	Total (a)+(b)	**14 01 17 049**	**62.87**

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Morgan Stanley and Co.International Limited A/C Morgan Stanley Dean Witter Mauritius Company Limited	98 58 136	4.42
2	Goldman Sachs Investments (Mauritius) I Ltd	67 72 808	3.04
3	Copthall Mauritius Investment Ltd.	60 00 000	2.69
4	Macquarie Bank Limited	60 00 000	2.69
5	Citigroup Global Markets Mauritius Private Limited	45 00 701	2.02
6	Deutsche Securities Mauritius Limited	31 36 831	1.41
7	BNP Paribas Arbitrage	27 02 090	1.21
	TOTAL	**3 89 70 566**	**17.49**

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Aranda Investments (Mauritius) Pte Ltd	10 00 000	0.45
2	AAA Enterprises Private Limited	7 93 03 351	35.58
3	BNP Paribas Arbitrage	23 00 000	1.03
4	Commonfund Asset Management Company,Inc. A/Ccommonfund Emerging Markets Investors Company	18 579	0.01
5	Copthall Mauritius Investment Ltd.	60 00 000	2.69
6	GMO Emerging Markets Fund	9 12 279	0.41
7	Macquarie Bank Limited	60 00 000	2.69
8	President And Fellows Of Harvard College-GMO	29 143	0.01
	TOTAL	**9 55 63 352**	**42.88**

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	ber of outstanding	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	NIL			

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	NIL			

Anil Dhirubhai Ambani Group

RECEIVED
2006 AUG 16 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Capital Limited
Reliance Centre,
19, Walchand Hirachand Marg
Ballard Estate, Mumbai 400 001

Tel: +91 22 3032 7000
Fax: +91 22 3032 4099
www.reliancecapital.co.in

15th July, 2006

The Secretary
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/ 2061/3719

BSE Scrip Code : 500111

Dear Sir,

Ref: Free Float Indices
Sub: Shareholding pattern as on 30th June, 2006

Enclosed please find the details of the Shareholding pattern of our Company as on 30th June, 2006 in the prescribed forms, viz. Form 'A', Form 'B' and Form 'C'.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.......
DATE.......

Encl. : a/a

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : RELIANCE CAPITAL LIMITED			
	Scrip Code - 500111	Quarter Ended	30th June, 2006
Category Code	Category	No.of Shares Held	% of Shareholding
I	CONTROLLING/STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives	7 23 732	0.32
2	Indian Corporate Bodies/ Trusts/ Partnerships	13 93 93 317	62.55
3	Persons Acting in Concert (also include Suppliers/ Customers)	-	-
4	Other Directors & Relatives (other than in 1 above)	-	-
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	-	-
6	Banks/Financial Institutions	-	-
7	Central/ State Govt.	-	-
8	Central/ State Govt. Institutions	-	-
9	Venture Funds/ Private Equity Funds	-	-
	Sub Total A	**14 01 17 049**	**62.87**
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)	-	-
11	Foreign Corporate Bodies (including FDI)	-	-
12	Non Resident Indians (Individuals)	-	-
13	Non Resident Indian Corporate Bodies	-	-
	Sub Total B	-	-
C	GDRs/ADRs/ ADSs	-	-
	Sub Total C	-	-
D	OTHERS (Please specify here________________)		-
	Sub Total D	-	-
E	ANY OTHER SHARES LOCKED-IN (except covered above)	1 62 60 001	7.30
	Sub Total E	**1 62 60 001**	**7.30**
	Sub Total I	**15 63 77 050**	**70.17**

....contd

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	BASED IN INDIA		
1	Indian Individuals/HUFs	2 32 20 721	10.42
2	Indian Corporate Bodies/Trusts/Partnerships	38 02 905	1.71
3	Independent Directors & Relatives	4000	0.00
4	Present Employees	1044	0.00
5	Banks/Financial Institutions	2 36 468	0.11
6	Central/State Govt.	-	-
7	Central/ State Govt. Institutions	-	-
8	Insurance Companies	25000	0.01
9	Mutual Funds	9 22 068	0.41
10	Venture Funds/ Private Equity Funds	-	-
11	Customers	-	-
12	Suppliers	-	-
	Sub Total A	**2 82 12 206**	**12.66**
B	BASED OVERSEAS		
13	Foreign Individuals	-	-
14	Foreign Corporate Bodies	50 145	0.02
15	Foreign Institutional Investors (SEBI-registered)	3 77 89 904	16.96
16	Non Resident Indians (Individuals)	4 36 940	0.20
17	Non Resident Indian Corporate Bodies	-	-
	Sub Total B	**3 82 76 989**	**17.17**
C	GDRs/ADRs/ADSs	-	-
	Sub Total C	-	-
D	OTHERS (Please specify here ______________________)	-	-
	Sub Total D	-	-
	Sub Total II	**6 64 89 195**	**29.83**
	Grand Total *	**22 28 66 245**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	15 63 77 050	70.17
Total Free-float	6 64 89 195	29.83
Grand Total	**22 28 66 245**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	16 83 29 255	75.53
Total Foreign Holding	5 45 36 990	24.47
Grand Total	**22 28 66 245**	**100.00**

FORM B

CONTROLLING/STRATEGIC HOLDERS

(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE CAPITAL LIMITED				
	Scrip Code	500111	Quarter Ended	30th June, 2006
Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
A				
1	AAA Enterprises Private Limited	7 93 03 351	35.58	I-A-2
2	Anil D. Ambani	1 80 933	0.08	I-A-1
3	Tina A Ambani	1 80 933	0.08	I-A-1
4	Kokila Dhirajlal Ambani	3 61 866	0.16	I-A-1
	Sub - Total - (a)	**8 00 27 083**	**35.91**	
B	Reliance Capital Ventures Limited	6 00 89 966	26.96	I-A-2
	Sub - Total - (b)	**6 00 89 966**	**26.96**	
	Total (a) + (b)	**14 01 17 049**	**62.87**	

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE CAPITAL LIMITED					
	Scrip Code	500111		Quarter Ended	30th June, 2006
Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Morgan Stanley and Co.International Limited A/C Morgan Stanley Dean Witter Mauritius Company Limited	98 58 136	4.42	II-B-15	NIL
2	Goldman Sachs Investments (Mauritius) I Ltd	67 72 808	3.04	II-B-15	NIL
3	Citigroup Global Markets Mauritius Private Limited	45 00 701	2.02	II-B-15	NIL
4	Deutsche Securities Mauritius Limited	31 36 831	1.41	II-B-15	NIL
	Total	**2 42 68 476**	**10.89**		

Vmmlan

Corporate Office : Fosbery Road, Off Reay Road Station (E), Mumbai - 400 033.
Tel.: 022-3041 1000 Telefax : 022-3041 1067

(7)

15th April, 2006

Ms. Chitra Sekhar
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub. : Compliance under Clause 35 of the Listing Agreement

In terms of clause 35 of the Listing agreement, we enclose herewith distribution of shareholding of the Company for the quarter ended 31st March, 2006.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl. : a/a

Distribution of shareholding for the quarter ended 31st March, 2006

Category	No. of shares	% of holding
A. Promoter's holding		
1. Promoters		
Indian		
(a) (i) AAA Enterprises Private Limited	7 93 03 351	35.58
(ii) Others	7 23 732	0.32
(b) Reliance Capital Ventures Limited	6 00 89 966	26.96
Foreign	-	-
2. Persons acting in concert with		
(a) AAA Enterprises Private Limited and others	-	-
(b) Reliance Capital Ventures Limited	-	-
Sub. Total	**14 01 17 049**	**62.87**
B. Non-Promoter's holding		
Institutional Investors		
1 Mutual Funds and UTI	32 55 161	1.46
2 Banks, Financial Institutions, Insurance Co. (Central / State Govt. Institutions / Non Gov. Institutions)	99 507	0.04
3 (i) *FIIs*		
a) Copthall Mauritius Investment Limited	75 74 102	3.40
b) Goldman Sachs Investments (Mauritius) I Ltd	89 31 332	4.01
c) Macquarie Bank Limited	60 29 166	2.71
d) Citigroup Global Markets Mauritius Private Limited	56 92 383	2.55
e) HSBC Global Investment Funds A/C HSBC Globalinvestment Funds Mauritius Limited	42 49 084	1.91
f) BNP Paribas Arbitrage	29 17 900	1.31
3 (ii) *Other FIIs*	1 18 35 794	5.31
Sub. Total	**5 05 84 429**	**22.70**
C. Others		
1 Private Corporate Bodies	71 97 235	3.23
2 Indian Public	2 45 40 376	11.01
3 NRIs/ OCBs	4 27 156	0.19
4 Any other (please specify) (pending confirmations)	-	-
Sub. Total	**3 21 64 767**	**14.43**
GRAND TOTAL (A+B+C) see note (4)	**22 28 66 245**	**100.00**

Note 1
The entities holding more than 1% of the shares of the Company are as given under respective heads.

Note 2
Total Foreign holding (including NRIs/ OCBs and FIIs) was 4,76,54,917 equity shares representing 21.38 % of the paid-up equity share capital

Note 3
The Company posts this information on the Company's website www.rcl.co.in
The Company also posts this information on the EDIFAR Website maintained by National Informatics Center (NIC), which can be accessed through the SEBI Website : www.sebi.gov.in

Note 4
1,93,00,000 equity shares have been allotted upon conversion pursuant to the preferential offer. Application to the Stock Exchange has been made for listing of 38,00,000 equity shares while application for 1,55,00,000 equity shares alloted on 31st March, 2006 is yet to be made.

Corporate Office : Fosbery Road, Off Reay Road Station (E), Mumbai - 400 033.
Tel.: 022-3041 1000 Telefax : 022-3041 1067

(7)

15th April, 2006

The Secretary
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/ 2061/3719

BSE Scrip Code : 500111

Dear Sir,

Ref: Free Float Indices
Sub: Shareholding pattern as on 31st March, 2006

Enclosed please find the details of the Shareholding pattern of our Company as on 31st March, 2006 in the prescribed forms, viz. Form 'A', Form 'B' and Form 'C'.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl. : a/a

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : RELIANCE CAPITAL LIMITED

	Scrip Code - 500111	Quarter Ended	31st March, 2006
Category Code	**Category**	**No.of Shares Held**	**% of Shareholding**
I	CONTROLLING/STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives	7 23 732	0.32
2	Indian Corporate Bodies/ Trusts/ Partnerships	13 93 93 317	62.55
3	Persons Acting in Concert (also include Suppliers/ Customers)	0	0.00
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**14 01 17 049**	**62.87**
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	GDRs/ADRs/ ADSs	0	0.00
	Sub Total C	**0**	**0.00**
D	OTHERS (Please specify here____________________)		0.00
	Sub Total D		**0.00**
E	ANY OTHER SHARES LOCKED-IN (except covered above)	1 62 60 001	7.30
	Sub Total E	**1 62 60 001**	**7.30**
	Sub Total I	**15 63 77 050**	**70.17**

RELIANCE CAPITAL LIMITED

....contd

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	BASED IN INDIA		
1	Indian Individuals/HUFs	2 45 35 335	11.01
2	Indian Corporate Bodies/Trusts/Partnerships	71 97 235	3.23
3	Independent Directors & Relatives	4000	0.00
4	Present Employees	1041	0.00
5	Banks/Financial Institutions	99 507	0.04
6	Central/State Govt.	0	0.00
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	0	0.00
9	Mutual Funds	32 55 161	1.46
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**3 50 92 279**	**15.75**
B	BASED OVERSEAS		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	50 100	0.02
15	Foreign Institutional Investors (SEBI-registered)	3 09 69 760	13.90
16	Non Resident Indians (Individuals)	3 77 056	0.17
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**3 13 96 916**	**14.09**
C	GDRs/ADRs/ADSs	0	0.00
	Sub Total C	**0**	**0.00**
D	OTHERS (Please specify here ______________________)	0	0.00
	Sub Total D	**0**	**0.00**
	Sub Total II	**6 64 89 195**	**29.83**
	Grand Total *	**22 28 66 245**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	15 63 77 050	70.17
Total Free-float	6 64 89 195	29.83
Grand Total	**22 28 66 245**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	17 52 09 328	78.62
Total Foreign Holding	4 76 56 917	21.38
Grand Total	**22 28 66 245**	**100.00**

FORM B

CONTROLLING/STRATEGIC HOLDERS

(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE CAPITAL LIMITED				
	Scrip Code	500111	Quarter Ended	31st March, 2006
Sl.No.	**Holders Name**	**No.of Shares Held**	**% of Shareholding**	**Category Code**
1	AAA Enterprises Private Limited	7 93 03 351	35.58	I-A-2
2	Reliance Capital Ventures Limited	6 00 89 966	26.96	I-A-2
3	Anil D. Ambani	1 80 933	0.08	I-A-1
4	Tina Anil Ambani	1 80 933	0.08	I-A-1
5	Smt.Kokila D. Ambani	3 61 866	0.16	I-A-1
6	Copthall Mauritius Investments Limited	60 00 000	2.69	I-E
7	Macquarie Bank Limited	60 00 000	2.69	I-E
8	BNP Paribas Arbitrage	23 00 000	1.03	I-E
9	Aranda Investments (Mauritius) Pte. Limited	10 00 000	0.45	I-E
10	GMO Emerging Markets Fund	9 12 279	0.41	I-E
11	President and Fellows of Harvard College – GMO	29 143	0.01	I-E
12	Commonfund Asset Management Company,Inc. A/C Commonfund Emerging Markets Investors Company	18 579	0.01	I-E
	Total	**15 63 77 050**	**70.17**	

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE CAPITAL LIMITED					
	Scrip Code	500111		Quarter Ended	31st March, 2006
Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Goldman Sachs Investments (Mauritius) I Ltd	89 31 332	4.01	II-B-15	NIL
2	Citigroup Global Markets Mauritius Private Limited	56 92 383	2.55	II-B-15	NIL
3	HSBC Global Investment Funds A/C HSBC Globalinvestment Funds Mauritius Limited	42 49 084	1.91	II-B-15	NIL
	Total	**1 88 72 799**	**8.47**		

Reliance Capital Limited
Corporate Office : 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Koparkhairane, Navi Mumbai - 400 710
Tel No. 022 - 30327841 Fax No. 022 - 30327202

8

RECEIVED
2006 AUG 16 A 9:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

23rd June 2006

The Secretary
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

Mr. S. Subramanian (DCS - CRD)
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

NSE Scrip Code : RELCAPITAL

BSE Scrip Code : 500111

Dear Sir,

Sub: **Merger of Reliance Capital Ventures with the Company**

We wish to inform you that the Hon'ble High Court of Gujarat at Ahmedabad has approved the Scheme of amalgamation and arrangement of Reliance Capital Ventures Limited with the Company.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Capital Limited

V.R. Mohan
Company Secretary & Manager

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.........
DATE.........

Cc to: National Securities Depository Limited -- Fax No. 2497 2993 / 6351
Central Depository Services (India) Limited – Fax No. 2272 3199

(8)

RECEIVED
2006 AUG 16 A 9:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BOMBAY STOCK EXCHANGE
LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.......
DATE.......17/7/06

Reliance Capital Limited
Reliance Centre,
19, Walchand Hirachand Marg
Ballard Estate, Mumbai 400 001

Tel: +91 22 3032 7000
Fax: +91 22 3032 4099
www.reliancecapital.co.in

July 17, 2006

Shri S.Subramaniam
DCS - CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No : 2272 3121
m
BSE Scrip Code: 500111

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C-1,Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No : 2659 8237 / 38

NSE Symbol: RELCAPITAL

Dear Sir,

Sub: **Amalgamation of Reliance Capital Ventures Limited with Reliance Capital Limited**

With reference to your letters granting your approval under Clause 24(f) of the Listing Agreement (copy enclosed for your ready reference – Annexure **A**) ,We wish to inform you that:

1. The High Court of Gujarat at Ahmedabad vide its order dated June 22, 2006 and the High Court of Judicature at Bombay vide its order dated June 23, 2006 sanctioned the Scheme of Amalgamation and Arrangement between Reliance Capital Ventures Limited (the "Transferor Company"), Reliance Capital Limited (the "Transferee Company") and their respective Shareholders and Creditors ("Scheme").

2. Upon filing of the said orders with the Registrar of Companies, Gujarat, Ahmedabad, the Scheme has become effective on July **17**, 2006.

3. Authenticated copies of the Orders of the High Courts along with the forms filed with the office of ROC are enclosed for your kind perusal and records (Annexures **B** and **C**).

4. In accordance with the Scheme, Reliance Capital Limited (RCL) is required to issue and allot its fully paid up Equity Shares of Rs.10 (Rupees ten) each, in the ratio of 5 (five) Equity Share of RCL for every 100 (One Hundred) equity shares of the face value of Rs.10 (Rupees ten) each held by the shareholders in Reliance Capital Ventures Limited (RCAPVL).

5. In terms Clause 16 of the Listing Agreement, **the Register of Members (equity shareholders) and transfer book of RCAPVL will be closed from August 1, 2006 to August 5, 2006 (both days inclusive)** for the purpose of determining the persons who will be entitled to the Equity Shares to be issued and allotted by RCL in the aforesaid ratio, in terms of the Scheme.

6. The Equity Shares so allotted, shall be entitled for full dividend, if any, declared by RCL for the financial year 2006-2007.

7. The equity share certificate of RCAPVL will not be called back for exchange with RCL's shares and the equity share certificates issued by RCAPVL will cease to be tradeable or negotiable on and from the commencement of the said book closure or such other earlier date as may be fixed by the Stock Exchange in this regard.

8. On and from the close of the above period of Book Closure, shares of RCAPVL shall cease to be listed and shall automatically stand cancelled pursuant to the dissolution without winding up of RCAPVL in accordance with the Scheme

Kindly inform your members accordingly.

Thanking you,

Yours faithfully,
For RELIANCE CAPITAL LIMITED

V.R. MOHAN
COMPANY SECRETARY AND MANAGER

c.c. : National Securities Depository Ltd.,
Central Depository Services (India) Ltd.,

FOLIO : 7

CHARGE : 5.25

U/2932/2006

Preapred by :

MR.A.A.BHAVNAGARI.

Applied on : 23/06/2006

Prepared on : 30/06/2006

Noified on : 05/07/06

Delivered on :

Dy.S.O.

Decree Department

Read by :

Examined by :

Section Officer

Decree Department

IN THE HIGH COURT OF GUJARAT AT AHMEDABAD

ORDER PASSED BY THE COURT IN THE CASE OF

1.1.0 RELIANCE CAPITAL LTD.
VILLAGE MEGHPAR, PADANA,
TALUKA LALPUR,
DIST.JAMNAGAR-361 280

..........Petitioner(s)

Versus

1.1.0 ...

"

"

........Respondent(s)

Being COMPANY PETITION No 50 of 2006

In COMPANY APPLICATION No. 132 of 2006

Appearance on Record :

MRS SWATI SOPARKAR as ADVOCATE for the Petitioner(s) no. 1

No Appearance for Respondent(s) 1

COURTS ORDER

Coram :

HONOURABLE MR.JUSTICE A.S.DAVE

Date of Decision : 22/06/2006

(COPY OF ORDER ATTACHED HEREWITH)

IN THE HIGH COURT OF GUJARAT AT AHMEDABAD

COMPANY PETITION No. 50 of 2006
In
COMPANY APPLICATION No. 132 of 2006

===

RELIANCE CAPITAL LTD. - Petitioner(s)
Versus
... - Respondent(s)

===

Appearance :
MRS SWATI SOPARKAR for Petitioner(s) : 1,
None for Respondent(s) : 1,

===

CORAM : HONOURABLE MR.JUSTICE A.S.DAVE

Date : 22/06/2006

ORAL ORDER

1. This is a petition filed by the Petitioner Transferee Company for sanction of a Scheme of amalgamation of Reliance Capital Ventures Limited (the Transferor Company) with Reliance Capital Limited (the transferee Company) under Section 391 read with Section 394 of the Companies Act, 1956. The Transferor company having its registered office in Mumbai, the necessary proceedings have been taken out in the High Court of Mumbai.

2. Both these companies are listed public limited companies of the Reliance group. The Transferor company is engaged in the business of financial services and investments. It is a company which acquired holding in the Transferee Company on Demerger of the Financial Services Undertaking of Reliance Industries Limited. The Transferee Company is presently engaged in business of asset financing, lending and investments. Since both these companies belong to the same group of management, the amalgamation is proposed for the synergic advantages. The petition gives details of the advantages that would flow by virtue of the amalgamation of these companies.

3. Vide the order dated 21-03-2006 passed in the Company Application No.132 of 2000, the meeting of the equity shareholders of the petitioner transferee company was directed to be convened on 25th April, 2006 and the same was duly convened in accordance with the directions issued and after due notice to the shareholders. The proposed scheme was unanimously approved by the shareholders present at the meeting. Pursuant to the approval, the scheme was put for

the sanction of the Court vide the present petition.

4. After the petition was admitted, the same was duly advertised in the newspaper viz. The Times of India, English daily and Gujarat Samachar, Gujarati daily both Ahmedabad editions dated 20th May, 2006 and the publication in the Government gazette was dispensed with as directed in the order dated 1.5.2006. No one has come forward with any objections to the said petition even after the publication.

5. The petitioner being the transferee company, notice of the petition was served upon the Central Government and the Registrar of Companies, Gujarat has filed an affidavit dated 21st June, 2006, placing on record the letter dated 20th June, 2006 received from the Regional Director indicating that the Central Government has no objection in the said matter.

6. Heard Smt. Swati Soparkar, learned advocate for the petitioner company and Mr. P.J. Malkan, the counsel for the Central Government.

7. Having gone through the petition and submissions, I am satisfied that the amalgamation would be in the interest of the companies and their members and creditors. Prayers in terms of paragraph 31 (A) of the petition are hereby granted.

8. The petition is disposed of accordingly. So far as the costs to be paid to the Central Government Standing Counsel is concerned, I quantify the same at Rs.3,500/- per petition. The same may be paid to the learned advocate Shri P.J. Malkan.

(ANANT S. DAVE, J.)

TRUE COPY

ASSISTANT REGISTRAR
THIS DAY OF
30/6/00

Ref: NSE/LIST/21037-Q

March 20, 2006

The Company Secretary
Reliance Capital Limited
Fosbery Road
Off Reay Road Station (E)
Mumbai- 400033

Dear Sir,

Sub.: Application under clause 24(f) of the Listing Agreement

We are in receipt of your letter enclosing the draft Scheme of Amalgamation and Arrangement of Reliance Capital Ventures Limited with Reliance Capital Limited.

We have perused the draft Scheme of Amalgamation and Arrangement the related documents/details submitted by you including the confirmation of the Company Secretary that the scheme so submitted does not in any way violate, over-ride or circumscribe the provisions of Securities Laws or the Stock Exchange requirements.

Accordingly, we do hereby convey to you our 'no-objection' with limited reference to those matters having a bearing on listing / delisting / continuous listing requirements within the provisions of the Listing Agreement, so as to enable you to file the scheme with the Hon'ble High Court.

Yours faithfully,
For National Stock Exchange of India Limited

Hari K
Asst Vice President

Corporate Services

DCS/SMG/HKK/2006/500111

March 14, 2006

The Company Secretary,
Reliance Capital Limited,
Fosbery Road,
Off Reay Road Station (E),
Mumbai - 400 033.

Dear Sir,

Sub: Application under Clause 24(f) of the Listing Agreement to the proposed scheme of amalgamation of Reliance Capital Ventures Limited with your company.

We acknowledge receipt of your letter dated February 23, 2006, forwarding the proposed scheme of amalgamation of Reliance Capital Ventures Limited with your Company and confirmation given by the Company stating that the scheme does not in any way violate or override or circumscribe the provisions of the SEBI Act, 1992, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996, the Companies Act, 1956, the rules, regulations and guidelines made under these Acts, and the provisions of the Listing agreement or the requirements of Bombay Stock Exchange Limited (BSE).

Accordingly, we hereby convey to you the Exchange's 'No-objection' with limited reference to those matters having bearing on listing/ delisting/ continuous listing requirements within the provisions of the Listing Agreement, so as to enable you to file the scheme with the Hon'ble High Court.

However, the Exchange reserves its right to withdraw its No-objection approval at any later stage if the information submitted to the Exchange is found to be incomplete / incorrect / misleading / false or for any contravention of Rules, Bye-laws and Regulations of the Exchange, Listing Agreement, Guidelines/Regulations issued by statutory authorities etc..

Yours faithfully,

S Miranda

(S. Miranda)
Asst. General Manager
Dept. of Corporate Services

IN THE HIGH COURT OF JUDICATURE AT BOMBAY

ORDINARY ORIGINAL CIVIL JURISDICTION

COMPANY PETITION NO.324 OF 2006

In the matter of the Companies Act, 1956;
and
In the matter of Sections 391 to 394 of the Companies Act, 1956;
and
In the matter of Scheme of Amalgamation and arrangement of Reliance Capital Ventures Limited with Reliance Capital Limited and their respective shareholders and Creditors.

Reliance Capital Ventures Ltd. .. Petitioner

Mr.Iqbal Chagla, Senior Advocate, with V.V.Tulzapurkar, Senior Advocate i/b. Rajesh Shah for petitioner
Mr.C.J.Joy for ROC
Mr.S.C.Gupta, O.L. present.

CORAM : S.C.DHARMADHIKARI, J.

DATE : 23rd June 2006

P.C.

This is a petition under section 391 and

394 of the Companies Act, 1956 seeking sanction to the scheme of amalgamation and arrangement of petitioners with Reliance Capital Ltd. and respective share holders and creditors. Mr.Chagla, learned Senior Counsel appearing for petitioner states that the petition for sanction presented by the Transferee Company before Gujarat High Court has been disposed of and the Gujarat High Court has sanctioned the scheme.

2. As far as transferor company is concerned, it is seeking sanction of this Court to the scheme. A copy of the scheme has been annexed to this petition. Material provisions are set out in para 16. The latest financial position as far as the transferor company and transferee company is set out in the petition. The material particulars of the scheme are that the entire business and undertaking of transferor company including assets and properties of whatsoever nature shall be transferred to the transferee company so as to become business

assets and properties of the transferee company as part of amalgamation. Clauses 7.1.1., 7.1.2 as also 7.1.3 of the scheme which are reproduced at pages 8 and 9 of the petition set out this transfer of undertaking in details.

3. The urgency, according to Mr.Chagla, learned Senior Counsel is that clause 13 of the scheme provides for issue of G.D.Rs. The depository is Bank of New York which holds equity shares of the transferor company on behalf of GDRs holders of Reliance Industries Ltd. That is pursuant to the scheme of arrangement sanctioned by this Court on 9th December 2005. According to Mr.Chagla, in view of clause 13.1(iii) if before a period of 150 days from the record date the scheme is not sanctioned, then, after the expiry of the said period, transferee company, may in consultation with the Bank, by entering into some agreements, instruct the depository to issue G.D.Rs. of transferee company to the holders of Reliance Industries Ltd. The period expires

tomorrow and, therefore, this petition be taken up.

4. Mr.Chagla has invited my attention to the salient features of the scheme so also to the orders passed by this Court on 24th March 2006 directing convening of meeting of shareholders. The meeting was presided over by Mr.Justice M.H.Kania, Retd. Chief Justice of India and he has forwarded his report pointing out therein that after the meeting was duly convened, as per the directions of this Court, it was attended by 1071 members representing 52,24,20,293 equity shares of the face value of Rs.10 each. They were present either in person/through proxy or authorised representatives and each one validly voted for the scheme as against only six voted against the scheme.

5. It is in these circumstances, he seeks reliefs in terms of prayers of the petition.

6. The O.L. as also Regional Director have filed their affidavits and reports. The R.D. has in his affidavit stated that the scheme was examined by the concerned Registrar of Companies. The petition was forwarded to him along with enclosures and from a perusal of the said report and considering the provisions of the Companies Act, so also satisfying himself, his opinion is that the scheme is not prejudicial to the interest of creditors and shareholders.

7. The O.L. has also filed his affidavit. In the affidavit he refers to the report of C.As. appointed by this Court. The C.As. have scrutinised the books of accounts and other relevant records and papers of the transferor company and upon investigation of the affairs as also scrutiny of the amounts and relevant records, they have opined in the report that affairs of the transferor company are not being conducted in a manner prejudicial to the interest of shareholders or public interest. Summary of

findings are, therefore, referred by the O.L. and he also points out that the affairs of the company are not being conducted in the manner prejudicial to the public interest.

8. In the result petition deserves to succeed. Accordingly it is made absolute in term of prayer clauses (a) to (n).

9. All parties including concerned ROC to act on an ordinary copy of this order and scheme annexed to the petition, authenticated by the Company Registrar of High Court.

10. Filing of drawn up order is dispensed with.

11. Charges of ROC and O.L. quantified at Rs.2500/- to be paid accordingly.

(S.C.Dharmadhikari, J)

TRUE-COPY

M. D. HARVEKAR
DEPUTY REGISTRAR
HIGH COURT (O.S.)
BOMBAY

17/07/06

TRUE COPY

Section Officer 29/6/06
High Court, Appellate Side
Bombay.

Corporate Office : Fosbery Road, Off Reay Road Station (E), Mumbai - 400 033.
Tel.: 022-3041 1000 Telefax : 022-3041 1067

29th April, 2006

Mr. Ajith Sawant
DCS- CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Certificate under Clause 47(c) of the Listing Agreement

We enclose herewith a certificate for the half-year ended 31st March, 2006 duly signed by a Practicing Company Secretary, pursuant to the provisions under sub-clause (c) of the clause 47 of the Listing Agreement with the Stock Exchanges.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
CEO & COMPANY SECRETARY

Encl: as above

cc: The Secretary - National Securities Depository Limited.
The Secretary - Central Depository Services (India) Limited.

bhupendra k. shroff
m.com.,ll.b.(advocate),
f.c.s., c.i.a. (u.s.a.)
practicing company secretary
(company law consultant)

504, dalamal chambers,
29, sir, v. thakersey marg,
bombay - 400 020.
Tel. : 22035948, 22031048

CERTIFICATE

I have examined all relevant Books, Registers, Forms, documents and Papers of RELIANCE CAPITAL LIMITED (the Company) produced before me for the purpose of issuing the certificate under sub-clause (c) of clause 47 of the Listing Agreement with the Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purposes of my certification, I hereby certify that in my opinion and to the best of my information and belief, the Company through its Registrar and Transfer Agents KARVY COMPUTERSHARE PRIVATE LIMITED, 'Plot no. 17-24, Vithal Rao Nagar, Madhapur, Hyderabad – 500 081' has in relation to the half-year ended on 31st March, 2006, delivered all certificates within the respective periods, as the case may be, stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.

CP 116

Place: Mumbai
Date: 29th April, 2006

BHUPENDRA K. SHROFF
Company Secretary
C.P. No.116

10

Reliance Capital Limited
Reliance Centre,
19, Walchand Hirachand Marg
Ballard Estate, Mumbai 400 001

Tel: +91 22 3032 7000
Fax: +91 22 3032 4099
www.reliancecapital.co.in

15th July, 2006

Ms. Neha Gada
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

Fax Nos. 26598237/38

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir / Madam,

Sub : Quarterly Compliance Report on Corporate Governance for the Quarter Ended 30th June, 2006 - under Clause 49 of the Listing Agreement

In terms of clause 49 of the listing agreement, we are attaching current compliance status on Corporate Governance for the quarter ended 30th June, 2006.

The Company also posts this information on the Company's website www.reliancecapital.co.in and EDIFAR Website maintained by National Informatics Centre (NIC), which can be accessed through the SEBI Website: www.sebi.gov.in.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

c.c : The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Ltd.1

Encl: as above

Report on Corporate Governance for the quarter ended 30th June, 2006

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
1	2	3	4
I. Board of Directors	491	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	NA	Except for sitting fees no other payments are being made to Directors.
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	
(E) Remuneration of Directors	49 (IV E)	NA	No remuneration is being paid to Directors
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	Annual certification for 2005-2006 has been obtained. Annual certification for 2006-2007, will be duly complied with.
VI. Report on Corporate Governance	49 (VI)	YES	Report on corporate governance for the financial year ended 31st March, 2006 has been complied in the 20th Annual Report 2005-2006 Report for the financial year ended 31st March, 2007 will be complied in the twenty first Annual Report – 2006-07
VII. Compliance	49 (VII)	YES	

for RELIANCE CAPITAL LIMITED

V. R. Mohan

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Reliance Capital Limited

Corporate Office : Fosbery Road, Off Reay Road Station (E), Mumbai - 400 033.
Tel.: 022-3041 1000 Telefax : 022-3041 1067

(10)

15th April, 2006

Ms. Neha Gada
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir / Madam,

Sub : Quarterly Compliance Report on Corporate Governance for the Quarter Ended 31st March, 2006 - under Clause 49 of the Listing Agreement

In terms of clause 49 of the listing agreement, we are attaching current compliance status on Corporate Governance for the quarter ended 31st March, 2006.

The Company also posts this information on the Company's website www.rcl.co.in and EDIFAR Website maintained by National Informatics Centre (NIC), which can be accessed through the SEBI Website: www.sebi.gov.in.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

c.c : The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Ltd.

Encl: as above

Report on Corporate Governance for the quarter ended 31st March, 2006

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
1	2	3	4
I. Board of Directors	491	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	NA	Except for sitting fees no other payments are being made to Directors.
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	
(E) Remuneration of Directors	49 (IV E)	NA	No remuneration is being paid to Directors
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	This, being an annual certification, will be duly complied with.
VI. Report on Corporate Governance	49 (VI)	YES	Report on Corporate Governance will be complied in the twentieth Annual Report – 2005-2006
VII. Compliance	49 (VII)	YES	

for RELIANCE CAPITAL LIMITED

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Corporate Office : 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Koparkhairne,
Navi Mumbai - 400 710. Tel.: 022-3032 7000 Fax : 022-3032 7202

10th June 2006

Ms. Neha Gada
DCS - CRD
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

Fax No. 22723121

BSE Scrip Code : 500111

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

Fax No. 26598237/38

NSE Scrip symbol : RELCAPITAL

Dear Sir,

Sub: Outcome of the 20th Annual General Meeting held on 9th June 2006.

We wish to inform you that the Members of the Company at the 20th Annual General Meeting held on 9th June, 2006, have duly approved all the businesses as specified in the notice convening the meeting viz :-

1. Adoption of audited Balance Sheet as at 31st March 2006, Profit and Loss Account for the year ended on that date and the Reports of the Board of Directors and Auditors thereon.

2. Declaration of dividend of Rs.3.20/- per equity share of Rs. 10/- each for the financial year 2005-2006.

3. Re-appointment of Shri Anil D Ambani, as Director of the Company retiring by rotation.

4. Appointment of M/s Chaturvedi & Shah, Chartered Accountants and M/s.BSR & Co. Chartered Accountants as the Joint Auditors of the Company to hold office from the conclusion of this Annual General Meeting until the conclusion of next Annual General Meeting, at a remuneration to be decided by the Board of Directors.

5. Appointment of Shri Udayan Bose, as Director of the Company, liable to retire by rotation.

6. Appointment of Shri C.P.Jain, as Director of the Company, liable to retire by rotation.

7. Appointment of Shri V. R. Mohan as Manager designated as Company Secretary & Manager of the Company for a period of 5 years.

We also wish to inform you that the Board of Directors of the Company at its Meeting held on the same day i.e. 9th June, 2006, approved, inter alia the proposal to shift the registered office of the Company from the State of Gujarat to the State of Maharashtra, subject to all applicable permissions, sanctions and approvals including approval of Members by way of Postal ballot.

We would request you to kindly bring the aforesaid information to the notice of your members.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Reliance Capital Limited

Corporate Office : 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Koparkhairane, Navi Mumbai - 400 710

Tel No. 022 - 30327841 Fax No. 022 - 30327202

RECEIVED
2006 AUG 16 A 9:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

24th June, 2006

Ms. Neha Gada
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub : **Continual disclosure under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.**

We are enclosing disclosure under Regulation 8(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations 1997 in respect of the share holding of the Promoters or every person having control over the Company and persons acting in concert with them as on the record date (i.e. 26th May, 2006).

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: a/a

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN..........
DATE..........

Disclosure of details of shareholding by Target Company/reporting company to Stock Exchanges, in terms of Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Name of the Target /Reporting Company : **Reliance Capital Limited**
Date of Reporting : **26th May, 2006**
Names of the Stock Exchanges where shares of reporting company are listed : **Bombay Stock Exchange Limited (BSE) and the National Stock Exchange of India Limited (NSE)**

(I) Information about persons holding more than 15% shares or voting rights (VRs) in terms of Regulation 8(1)

Names of persons holding more than 15% shares or voting rights	Details of shareholding / voting rights of person mentioned at (I) as informed under Regulation 8(1) to target company											
Names	As on March 31, 2006		As on March 31, 2005		Changes, if any between (A) & (B)		As on Record date for dividend (current year)		As on Record date for dividend (previous year)		Changes, if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
NA	--	--	--	--	--	--	--	--	--	--	--	--

(II) Information about Promoter(s) or every person having control over a company and also persons acting in Concert with him in terms of Regualtion 8(2)

Name of Promoter(s) or every person(s) having control over a Company and persons acting in concert with him	Shareholding / Voting Rights of persons mentioned at (II) as informed to target Company u/r 8(2)											
	As on March 31, 2006		As on March 31, 2005		Changes if any between (A) & (B)		**As on Record date for dividend (current year) i.e. 26-5-2006**		**As on Record date for dividend (previous year)**		**Changes if any between (D) & (E)**	
	(A)		(B)		(C)		(D)		(E)		(F)	
Names	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
Promoter							7 93 03 351	35.58	-		7 93 03 351	35.58
A 1. AAA Enterprises Private Limited [1]							1 80 933	0.08	-		1 80 933	0.08
2. Anil D. Ambani							1 80 933	0.08	-		1 80 933	0.08
3. Tina A. Ambani	-	-	-	-	-	-	3 61 866	0.16	-		3 61 866	0.16
4. Kokila D. Ambani							6 00 89 966	26.96	-		6 00 89 966	26.96
B Reliance Capital Ventures Limited (RCVL) [2] [3]							-	-	6 00 92 366	47.20	-6 00 92 366	(47.20)
C 1.Reliance Industries Limited (RIL) [2]								-	12 17 968	0.96	- 12 17 968	(0.96)
2. PAC's with RIL												
Total	-	-	-	-	-	-	14 01 17 049	62.87	6 13 10 334	48.16	7 88 06 715	14.71

Note 1 : 7,93,03,351 equity shares have been acquired pursuant to the preferential allotment / open offer.

Note 2 : In terms of the Scheme of Arrangement between Reliance Industries Limited (RIL) and Reliance Capital Ventures Limited (RCVL) (and others), sanctioned by the Hon'ble High Court of Judicature at Bombay vide order dated 9th December, 2005, 6,00,89,966 equity shares of the Company held by RIL were transferred to RCVL.

Note 3 : Pursuant to the scheme of Amalgamation and Arrangement between Reliance Capital Limited (RCL) and Reliance Capital Ventures Limited (RCVL), as approved by the shareholders of both the Companies, shares held by RCVL will stand cancelled upon the scheme becomming effective.

For Reliance Capital Limited

V. R. Mohan
Company Secretary & Manager

Place: Mumbai
Date : 24-6-2006

Corporate Office : Fosbery Road, Off Reay Road Station (E), Mumbai - 400 033.
Tel.: 022-3041 1000 Telefax : 022-3041 1067

(12)

RECEIVED
2006 AUG 16 A 9:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

29th April, 2006

Ms. Neha Gada
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub : **Continual disclosure under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.**

We are enclosing disclosure under Regulation 8(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations 1997 in respect of the share holding of the Promoters or every person having control over the Company and persons acting in concert with them as on 31st March, 2006.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN...
DATE 2/5/06

Encl: a/a

Disclosure of details of shareholding by Target Company/reporting company to Stock Exchanges, in terms of Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Name of the Target /Reporting Company : **Reliance Capital Limited**

Date of Reporting : **31st March, 2006**

Names of the Stock Exchanges where shares of reporting company are listed : **Bombay Stock Exchange Limited (BSE) and the National Stock Exchange of India Limited (NSE)**

(I) Information about persons holding more than 15% shares or voting rights (VRs) in terms of Regulation 8(1)

Names of persons holding more than 15% shares or voting rights	Details of shareholding / voting rights of person mentioned at (I) as informed under Regulation 8(1) to target company											
Names	As on March 31, 2006		As on March 31, 2005		Changes, if any between (A) & (B)		As on Record date for dividend (current year)		As on Record date for dividend (previous year)		Changes, if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
NA	--	--	--	--	--	--	--	--	--	--	--	--

(II) Information about Promoter(s) or every person having control over a company and also persons acting in Concert with him in terms of Regualtion 8(2)

Name of Promoter(s) or every person(s) having control over a Company and persons acting in concert with him	Shareholding / Voting Rights of persons mentioned at (II) as informed to target Company u/r 8(2)											
	As on March 31, 2006		As on March 31, 2005		Changes if any between (A) & (B)		As on Record date for dividend (current year)		As on Record date for dividend (previous year)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
Names	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
Promoter												
A 1. AAA Enterprises Private Limited [1]	7 93 03 351	35.58			7 93 03 351	35.58						
2. Anil D. Ambani	1 80 933	0.08			1 80 933	0.08						
3. Tina A. Ambani	1 80 933	0.08			1 80 933	0.08	--	--	--	--	--	--
4. Kokila D. Ambani	3 61 866	0.16			3 61 866	0.16						
B Reliance Capital Ventures Limited (RCVL) [2] [3]	6 00 89 966	26.96			6 00 89 966	26.96						
C 1.Reliance Industries Limited (RIL) [2]	-	-	6 00 92 366	47.20	-6 00 92 366	(47.20)						
2. PAC's with RIL		-	12 17 968	0.96	- 12 17 968	(0.96)						
Total	**14 01 17 049**	**62.87**	**6 13 10 334**	**48.16**	**7 88 06 715**	**14.71**	--	--	--	--	--	--

Note 1 : 7,93,03,351 equity shares have been acquired pursuant to the preferential allotment / open offer.

Note 2 : In terms of the Scheme of Arrangement between Reliance Industries Limited (RIL) and Reliance Capital Ventures Limited (RCVL) (and others), sanctioned by the Hon'ble High Court of Judicature at Bombay vide order dated 9th December, 2005, 6,00,89,966 equity shares of the Company held by RIL were transferred to RCVL.

Note 3 : Pursuant to the scheme of Amalgamation and Arrangement between Reliance Capital Limited (RCL) and Reliance Capital Ventures Limited (RCVL), as approved by the shareholders of both the Companies, shares held by RCVL will stand cancelled upon the scheme becomming effective.

For Reliance Capital Limited

V. R. Mohan
Company Secretary & Manager

Place: Mumbai
Date : 29th April, 2006

Reliance Capital Limited

Corporate Office : Fosbery Road, Off Reay Road Station (E), Mumbai - 400 033.
Tel.: 022-3041 1000, Telefax : 022-3041 1067

10th April, 2006

Ms. Chitra Sekhar
DCS - CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Code : RELCAPITAL

Dear Sirs,

Re: **Disclosure in terms of Regulation 13(3) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.**

We enclose the captioned disclosure in the prescribed format (Form C) as required in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

Thanking you,

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Enclosed : a/a

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

(Regulation 13 (3) and (6))

Regulation 13(3) – Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

me & address of shareholders	Shareholding prior to acquisition/ ~~sale~~	No. & % of shares/ voting rights acquired/ ~~sold~~	Receipt of allotment advice/ ~~acquisition of shares/ sale of shares – specify~~	Date of intimation to company	Mode of acquisition on (~~market purchase/ public/ rights/~~ preferential offer etc.)	No. & % of shares/ voting rights post-acquisition/ ~~sale~~	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value	Sell quantity	Sell value
Enterprises Private Limited	63803351[1]	1 55 00 000	10-04-06	10-04-06	Preferential issue (conversion of warrants into equity shares)	79303351[2]	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable
paid-up capital	30.77	4.81				35.58						

\A Enterprises Private Limited also held 37200000 warrants entitling the holder to subscribe equivalent number of shares with voting rights.

ter the conversion of warrants as aforesaid, AAA Enterprises Private Limited continues to hold 21700000 warrants entitling the holder to subscribe equivalent number of shares with voting rights.

For Reliance Capital Limited

[signature]

V. R. Mohan
Company Secretary & Manager

: Mumbai
: 10-4-2006

Corporate Office : Fosbery Road, Off Reay Road Station (E), Mumbai - 400 033.
Tel.: 022-3041 1000 Telefax : 022-3041 1067

10th April, 2006

Ms. Chitra Sekhar
DCS - CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

BSE Scrip Code : 500111

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

NSE Scrip Code : RELCAPITAL

Dear Sirs,

Re: Disclosure in terms of Regulation 13(3) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

We enclose the captioned disclosure in the prescribed format (Form C) as required in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

Thanking you,

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Enclosed : a/a

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

(Regulation 13 (3) and (6))

Regulation 13(3) – Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & address of shareholders	Shareholding prior to acquisition/ ~~sale~~	No. & % of shares/ voting rights acquired/ ~~sold~~	Receipt of allotment advice/ ~~acquisition of shares/ sale of shares~~ – specify	Date of intimation to company	Mode of acquisition on (~~market purchase/ public/ rights/~~ preferential offer etc.)	No. & % of shares/ voting rights post-acquisition/ ~~sale~~	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value	Sell quantity	Sell value
AAA Enterprises Private Limited	63803351[1]	1 55 00 000	10-04-06	10-04-06	Preferential issue (conversion of warrants into equity shares)	79303351[2]	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	N Appli
% to paid-up capital	30.77	4.81				35.58						

(1) AAA Enterprises Private Limited also held 37200000 warrants entitling the holder to subscribe equivalent number of shares with voting rights.

(1) After the conversion of warrants as aforesaid, AAA Enterprises Private Limited continues to hold 21700000 warrants entitling the holder to subscribe equivalent number of shares with voting rights.

For Reliance Capital Limited

V. R. Mohan
Company Secretary & Manager

Place : Mumbai
Date : 10-4-2006

Reliance Capital Limited
Corporate Office : Fosbery Road, Off Reay Road Station (E), Mumbai - 400 033.
Tel.: 022-3041 1000 Telefax : 022-3041 1067

(15)

29th April, 2006

Shri Chirag Sodawaterwalla	The Manager
DCS – Listing	**Listing Department**
Bombay Stock Exchange Limited	**The National Stock Exchange of India**
Phiroze Jeejeebhoy Towers,	Plaza, 5th Floor, Plot No. C/1, G Block
Dalal Street,	Bandra Kurla Complex, Bandra (E)
Mumbai - 400 001	Mumbai - 400 051
Fax Nos. 22723121/2037/2039/2041/2061/3719	**Fax Nos. 26598237/38**
BSE Scrip Code : 500111	**NSE Scrip Symbol : RELCAPITAL**

Dear Sir,

Sub : Secretarial Audit - Integrity of Capital
Ref : SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002

With reference to the aforesaid Circular, we enclose herewith copy of the Certificate with respect to Integrity of Capital for the quarter ended 31st March, 2006, issued by M/s. Haribhakti & Co., Chartered Accountants.

The said Certificate was placed before the Board of Directors of our Company, at their Meeting held on 24th April, 2006 and was duly noted by the Board.

Thanking you,

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.........
DATE....2/5/06

Encl: as above
cc to :

The Secretary	**The Secretary**
National Securities Depository Limited	**Central Depository Services (India) Limited**
Trade World, 4th Floor,	28th Floor, P.J. Towers,
Kamala Mills Compound,	Dalal Street,
Senapati Bapat Marg,	Mumbai – 400 001
Lower Parel, Mumbai - 400 013	

HARIBHAKTI & CO. CHARTERED ACCOUNTANTS
417 & 418, MODEL HOUSE, DWARAKAPURI COLONY, PUNJAGUTTA, HYDERABAD - 500 082. © 55620227, 30621888
• E-mail : hyderabad@haribhaktigroup.com • Website : www.haribhaktigroup.com • Telefax : 55620277

The Board of Directors
Reliance Capital Limited
Village Meghpar / Padana
Taluka Lalpur
Dist Jamnagar
Gujarat - 361280

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Capital Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**March 31, 2006**
2	ISIN	INE013A01015
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Capital Limited
5	Registered Office Address	Village Meghpar / Padana, Taluka Lalpur, Dist. Jamnagar, Gujarat - 361280
6	Correspondence Address	Fosbery Road, Off Reay Road Station (East), Mumbai - 400033
7	Telephone & Fax Nos.	Tel. No.: 022 - 30411000 & Fax. No.: 022 - 30411067
8	Email address	NA
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited.

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	22 42 10 451	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' above *(as per company records)*	20 35 66 245	90.792
12	Held in dematerialised form in CDSL	25 71 231	01.147
13	Held in dematerialised form in NSDL	19 42 72 751	86.648
14	Physical	2 60 22 263	11.606
15	Total No. of Shares (12+13+14)	22 28 66 245	

16 Reasons for difference if any, between:

a) (10&11):	Forfeiture & Annulment of Forfeited Shares & Listing approval awaited
b) (10&15):	Forfeiture & Annulment of Forfeited Shares
c) (11&15):	Due to the Listing approval pending from stock exchanges.

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)
Allotment of Equity Shares on Conversion of Warrants	38,00,000	Applied	NO	YES	YES	Awaiting for In-Principle Approval from BSE & NSE
Allotment of Equity Shares on Conversion of Warrants	1,55,00,000	NO	NO	YES	YES	Application still to be made

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	3	182	Delay in receipt of Physical DRF & Share Certificates from DP and Processed Under NOL.
	5	420	Delay in receipt of Physical DRF & Share Certificates from DP.
	30	3 426	Processed Under NOL
	40	1 779	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**78**	**5 807**	
Pending for more than 21 days	12	836	Non receipt of Physical DRF & Share Certificates from DP
Total	**12**	**836**	

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri. V R Mohan Tel No.: 022 - 30411771 Fax No.: 022 - 30411067
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	Haribhakti & Co. Chartered Accountants 701, Raheja Centre 214, Nariman Point Mumbai - 400 021 Tel.: 022 30212800 - 801 Fax.: 022 22814834
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad-500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

FOR HARIBHAKTI & CO.
CHARTERED ACCOUNTANTS

BHUPENDRA BANGARI
PARTNER
M. No.: 42320

Place: Mumbai
Date : 28.04.2006

Reliance Capital Limited
Corporate Office : Fosbery Road, Off Reay Road Station (E), Mumbai - 400 033.
Tel.: 022-3041 1000 Telefax : 022-3041 1067

6th April 2006

The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Code : RELCAPITAL

Dear Sir,

Sub. : **Court Convened Meeting and Extra ordinary General Meeting of the equity shareholders**

We wish to inform you that the Court Convened Meeting for approving the scheme of amalgamation and arrangement under section 391 to section 394 of the Companies Act, 1956, of the Equity shareholders will be held on Tuesday, 25th April, 2006 at 2:00 p.m. and the Extra ordinary General Meeting of the equity shareholders will be held on Tuesday, 25th April, 2006 at 4:00 p.m. at Village Meghpar / Padana, Taluka Lalpur, Dist. Jamnagar 361 280.

Certified copy of the Notices (6 nos.) are enclosed for your perusal.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.....
DATE 7/4/06

Reliance Capital Ventures Limited

COURT CONVENED MEETING OF THE EQUITY SHAREHOLDERS

Day	:	Wednesday
Date	:	26th April, 2006
Time	:	11.00 a.m.
Venue	:	Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400056.

CONTENTS **PAGES**

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 430 OF 2006

In the matter of Scheme of Amalgamation and Arrangement under Sections 391 to 394 read with Sections 100 to 103 of the Companies Act, 1956;

- AND -

In the matter of Reliance Capital Ventures Limited a company incorporated under the Companies Act, 1956 and having its registered office at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

- AND -

In the matter of Scheme of Amalgamation and Arrangement of Reliance Capital Ventures Limited with Reliance Capital Limited and their respective shareholders and creditors.

RELIANCE CAPITAL VENTURES LIMITED a Company incorporated under the Companies Act, 1956 and having its registered office at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710. .... Applicant Company

NOTICE CONVENING MEETING OF THE EQUITY SHAREHOLDERS OF RELIANCE CAPITAL VENTURES LIMITED, THE APPLICANT COMPANY

To,

The Equity Shareholders of Reliance Capital Ventures Limited ("the Applicant Company")

TAKE NOTICE that by an Order made on the 24th day of March, 2006, in the above Company Application, the Hon'ble High Court of Judicature at Bombay has directed that a meeting of the Equity Shareholders of the Applicant Company be convened and held on Wednesday the 26th day of April, 2006 at 11.00 a.m. at Bhaidas Sabhagriha, Near Mithibhai College, Vile Parle (W), Mumbai 400056, for the purpose of considering and, if thought fit, approving with or without modification(s), the Scheme of Amalgamation and Arrangement of the Applicant Company with Reliance Capital Limited and their respective shareholders and creditors ("the Scheme").

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Equity Shareholders of the Applicant Company will be convened and held at Bhaidas Sabhagriha, Near Mithibhai College, Vile Parle (West), Mumbai 400056, on Wednesday the 26th day of April, 2006 at 11.00 a.m., at which time and place you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy, provided that a proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710, not later than 48 hours before the said meeting.

The Hon'ble Court has appointed Shri M. H. Kania (Former Chief Justice of India), and failing him Shri S.P. Talwar, Director to be the Chairman of the said meeting.

A copy each of the Scheme, the Explanatory Statement under Section 393 of the Companies Act, 1956, Attendance Slip and a Form of Proxy are enclosed.

Sd/-

M.H. Kania
(Former Chief Justice of India)
Chairman appointed for the meeting.

Dated this 24th day of March 2006.

Registered Office:
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710.

Notes: 1. All alterations made in the Form of Proxy should be initialled.
2. Only registered shareholders of the Applicant Company may attend and vote (either in person or by proxy) at the shareholders' meeting.

Enclosure: As above.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY ORIGINAL JURISDICTION COMPANY APPLICATION NO. 430 OF 2006

In the matter of Scheme of Amalgamation and Arrangement under Sections 391 to 394 read with Sections 100 to 103 of the Companies Act, 1956;

- AND -

In the matter of Reliance Capital Ventures Limited a Company incorporated under the Companies Act, 1956 and having its registered office at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

- AND -

In the matter of Scheme of Amalgamation and Arrangement of Reliance Capital Ventures Limited with Reliance Capital Limited and their respective shareholders and creditors.

RELIANCE CAPITAL VENTURES LIMITED, a Company incorporated under the Companies Act, 1956 and having its registered office at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.	Applicant Company

EXPLANATORY STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956.

1. Pursuant to the Order dated the 24th day of March, 2006 passed by the Hon'ble High Court of Judicature at Bombay, in the Company Application referred to herein above, a meeting of the Equity Shareholders of the Applicant Company is being convened at Bhaidas Sabhagriha, Near Mithibhai College, Vile Parle (West), Mumbai 400056 on Wednesday the 26th day of April, 2006 at 11.00 a.m for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation and Arrangement of Reliance Capital Ventures Limited ("the Transferor Company" or "RCVL" or "the Applicant Company" or "the Company") with Reliance Capital Limited ("the Transferee Company" or "RCL") and their respective shareholders and creditors (herein after referred to as "the Scheme").

2. In this Statement, Reliance Capital Ventures Limited is hereinafter referred to as "RCVL" or "the Transferor Company" or "the Applicant Company" or "the Company" and Reliance Capital Limited is hereinafter referred to as "the Transferee Company" or "RCL". The other definitions contained in the Scheme will apply to this Explanatory Statement also.

3. The proposed Scheme envisages
   a) Merger of RCVL with RCL; and
   b) Consequent cancellation of the equity shares of RCL held by RCVL

4. A copy of the Scheme setting out the terms and conditions of the amalgamation and arrangement of RCVL with RCL, which has been approved by the Board of Directors of each of RCVL and RCL at their meetings held on 8th February, 2006 and 2nd January, 2006 respectively, forms part of this Explanatory Statement.

5. The Applicant Company was incorporated on the 3rd day of September, 2004 under the Companies Act, 1956 as a private limited company under the name "Reliance Energy Technical Services Private Limited". Subsequently the name was changed to "Reliance Capital Ventures Limited" on the 3rd day of August, 2005.

6. The Registered Office of the Applicant Company is situated at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

7. The Share Capital of the Applicant Company as on 31st December, 2005 was as under:

	Rs in Crore
Authorised	
125,00,00,000 Equity Shares of Rs 10 each	1250.00
Total	**1250.00**
Issued, Subscribed & Paid-up	
50,000 Equity Shares of Rs 10 each fully paid up	0.05
Total	**0.05**
Shares Pending Allotment	
122,31,30,422 Equity Shares of Rs 10 each	1223.13
Total	**1223.13**

The equity shares of RCVL are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited.

Subsequently, the Applicant Company has allotted 122,31,30,422 Equity Shares of Rs 10 each fully paid up to the shareholders of Reliance Industries Limited and 50,000 Equity Shares of Rs. 10 each fully paid-up have been cancelled pursuant to the Demerger Scheme. Consequently, the revised share capital of RCVL is as under:

	Rs in Crore
Authorised	
125,00,00,000 Equity Shares of Rs 10 each	1250.00
Total	**1250.00**
Issued, Subscribed & Paid-up	
122,31,30,422 Equity Shares of Rs 10 each fully paid.	1223.13
Total	**1223.13**

8. The shareholding pattern of the Applicant Company as on 17th March, 2006 is as follows:

Shareholders	Shares	%
Promoters :		
- Shri Anil D. Ambani & Associates	467,787,425	38.25
- Reliance Capital Limited	16,493,149	1.35
Sub-total	**484,280,574**	**39.60**
Mutual Funds and UTI	15,534,704	1.27
Banks, Financial Institutions, Insurance Companies	79,138,929	6.47
FIIs	270,753,749	22.14
Private Corporate Bodies	70,581,044	5.77
Indian Public	226,061,204	18.47
NRIs / OCBs	13,110,477	1.07
Others (GDRs)	63,669,741	5.21
Total	**1,223,130,422**	**100.00**

9. The objects of the Applicant Company are set out in the Memorandum of Association. The main objects are briefly as under:

"1. To carry on and undertake the business of finance, investment, loan and guarantee company and to invest in, acquire, subscribe, purchase, hold, sell, divest or otherwise deal in securities, shares, stocks, equity linked securities, debentures, debenture stock, bonds, commercial papers, acknowledgements, deposits, notes, obligations, futures, calls, derivatives, currencies and securities of any kind whatsoever, whether issued or guaranteed by any person, company, firm, body, trust, entity, government, state, dominion sovereign, ruler, commissioner,

public body or authority, supreme, municipal, local or otherwise, whether in India or abroad and subject to such permissions and licenses as may be necessary, carry on, manage, supervise and control business of insurance (including general insurance and life insurance). The Company will not carry on any activity as per Section 45 (1A) of RBI Act, 1934;

2. To carry on and undertake the business of financial services like financial restructuring/ reorganization, investment counseling, portfolio management and all activities and facilities of every description including all those capable of being provided by bankers, stockbrokers, merchant bankers, investment, portfolio managers, trustees, agents, advisors, consultants, providing other financial or related services and to carry on the activities of hire purchase, leasing and to finance lease operations of all kinds, purchasing, selling, hiring or letting on hire all kinds of plant and machinery and equipment and to assist in financing of all and every kind and description of hire purchase or deferred payment or similar transactions and to subsidize, finance or assist in subsidizing or financing the sale and maintenance of any goods, articles or commodities of all and every kind and description upon any terms whatsoever and to purchase or otherwise deal in all forms of movable property including plant and machinery, equipments, ships, aircrafts, automobiles, computers, and all consumer, commercial, medical and industrial items with or without security and to lease or otherwise deal with them including resale thereof, regardless of whether the property purchased and leased is new and/or used and from India or abroad."

10. The Applicant Company is presently engaged in the business of financial services and investments through its investee companies.

11. Summary of the Audited financial statements of the Applicant Company for year ended 31st March, 2005 is enclosed as Annexure 'A' and Audited Financial Statements for the period of 9 months ended on 31st December, 2005 is enclosed as Annexure 'B'.

12. The background of the Board of Directors of the Applicant Company is as follows:

Sr. No	Name of Director	Designation	Age (years)	Educational Qualification
1	Shri Anil D. Ambani	Chairman	46	B Sc - (Mumbai University) MBA - (The Wharton University of Pennsylvania, U.S.A.)
2	Shri Amitabh Jhunjhunwala	Vice Chairman	49	FCA
3	Shri Rajendra Chitale	Director	44	FCA
4	Shri S. P Talwar	Director	65	BA, CAIIB

13. RCL was incorporated on the 5th day of March, 1986 as a public limited Company in the name and style of "Reliance Capital and Finance Trust Limited" under the provisions of the Companies Act, 1956. Subsequently, the name was changed to "Reliance Capital Limited" with effect from the 6th day of January, 1995.

14. The Registered Office of RCL is situated at Village Meghpar/ Padana, Taluka Lalpur, Dist: Jamnagar - 361 280, Gujarat.

15. The Share Capital of RCL as on 31st March, 2005 was as under:

	Rs in Crore
Authorised	
20,00,00,000 Equity Shares of Rs 10 each	200.00
1,00,00,000 Preference Shares of Rs 100 each	100.00
10,00,00,000 Unclassified shares of Rs 10 each	100.00
Total	**400.00**
Issued & Subscribed	
12,86,50,450 Equity Shares of Rs 10 each	128.65
Total	**128.65**
Paid Up	
12,73,06,244 Equity Shares of Rs 10 each	127.31
Add: amount paid up on 13,44,206 Forfeited Shares	0.53
Total	**127.84**

Subsequently, RCL has issued 8,00,60,001 Equity Shares of Rs 10/- each fully paid-up. Consequently, the revised Share Capital of RCL is as under:

	Rs in Crore
Authorised	
30,00,00,000 Equity Shares of Rs 10 each	300.00
10,00,00,000 Preference Shares of Rs 10 each	100.00
Total	**400.00**
Issued & Subscribed	
20,87,10,511 Equity Shares of Rs 10 each	208.71
Total	**208.71**
Paid -Up	
20,73,66,245 Equity Shares of Rs 10 each	207.37
Add: amount paid up on 13,44,266 Forfeited Shares	0.53
Total	**207.90**

RCL has issued 3,72,00,000 warrants, entitling the holders thereof to subscribe for equal number of Equity Shares of Rs. 10 each at an issue price of Rs. 228 per Share, at any time on or before 1st February, 2007.

The equity shares of RCL are listed on Bombay Stock Exchange Limited and the National Stock Exchange of India Limited.

16. The shareholding pattern of RCL as on 17th March, 2006 is as follows:

Shareholders	Shares	%
Promoters		
- Shri Anil D. Ambani & Associates	64,165,217	30.94
- RCVL	60,089,966	28.98
Sub-total	**124,255,183**	**59.92**
Mutual Funds and UTI	2,936,936	1.42
Banks, Financial Institutions, Insurance Cos	159,407	0.08
FIIs	48,957,687	23.61
Private Corporate Bodies	5,800,560	2.80
Indian Public	24,827,931	11.96
NRIs / OCBs	428,541	0.21
Total	**207,366,245**	**100.00**

17. The objects of RCL are set out in the Memorandum of Association. The main objects are briefly as under:

Main objects of the company to be pursued by the Company on its incorporation are:

"(a) To promote the formation and mobilization of capital, to manage capital savings and investment, to undertake bills discounting business, to purchase, finance, discount, re-discount, bills of exchange, to act as a

discount and acceptance house, to arrange acceptance or co-acceptance of bills, to borrow, to lend, to negotiate loans, to transact business as promoters, financiers, monetary agents, to carry on the business of a company established with the object of financing industrial enterprises within the meaning of section 370 of the Companies Act, 1956 to invest the capital or other funds of the Company in the purchase or acquisition of or rights in movable and immovable property, to use the capital, funds and assets of the Company as security for borrowing and the acquisition of or rights in movable or immovable property, or shares, stocks, debentures, debenture stock, bonds, mortgages, obligations, securities, revolving underwriting facilities and issue, acceptance and registration of all types of instruments, or to finance their acquisition by leasing or hire purchase or in any other manner, to raise or provide venture capital, to promote or finance the promotion of all types of instruments, or to finance their acquisition by leasing or hire purchase or in any other manner, to raise or provide venture capital, to promote or finance the promotion of joint stock companies, to invest in, to underwrite, to manage the issue of, and to trade in shares or other securities, to undertake portfolio management, advisory and counseling services, to finance, assist industrial and other enterprises in India and abroad, to provide finance and loan syndication, to revolve investments, computer programming and software manufacture and services television and communication software, development of financial services supermarket, inter-corporate bills and unit broking import/ export financing, consultancy assignments, factoring, consumer financing and foreign exchange broking and securities dealing.

(b) to carry on the business of a leasing Company, hire purchase company, finance company, to undertake and/or arrange or syndicate all types of leasing and hire purchase business relating to all kinds of machinery, plant, equipment, ships, vehicles, aircraft, rolling stock, computers, storage tanks, toll roads, communication satellites and communication lines, factories, movable and immovable property, to undertake real estate business, to buy, sell, rent, lease or finance and buying and selling and trading in immovable property, land buildings, real estate, factories."

18. RCL is engaged in the business of asset financing, lending and investments.

19. Summary of the Audited financial statements of RCL for 3 years ended 31st March, 2005, 31st March, 2004 and 31st March, 2003 is enclosed as 'Annexure C'. Further, the Published Unaudited Financial Results for the period of 9 months ended on 31st December, 2005 is enclosed as 'Annexure 'D'.

20. The background of the Board of Directors of RCL is as follows:

Sr. No	Name of Director	Designation	Age (years)	Educational Qualification
1	Shri Anil D. Ambani	Chairman	46	B Sc - (Mumbai University) MBA - (The Wharton University of Pennsylvania, U.S.A.)
2	Shri Amitabh Jhunjhunwala	Vice Chairman	49	FCA
3	Shri Rajendra Chitale	Director	44	FCA
4	Shri Udayan Bose	Director	57	BSc MBA

BACKGROUND TO THE AMALGAMATION

21. Reliance Industries Limited (RIL) has demerged its 'Coal Based Energy Undertaking', Gas Based Energy Undertaking, Financial Services Undertaking and Telecommunication Undertaking into Reliance Energy Ventures Limited, Reliance Natural Resources Limited (formerly Global Fuel Management Services Limited), RCVL and Reliance Communication Ventures Limited (Collectively referred to as the 'Resulting Companies'), respectively, vide a Scheme of Arrangement ('Demerger Scheme') effective from September 1, 2005, being the Appointed Date.

22. Pursuant to the Demerger Scheme, the Resulting Companies have issued Shares ("Equity Shares and GDRs") to the shareholders of RIL.

23. The Demerger Scheme provides for the listing of the Shares issued by the Resulting Companies on the stock exchanges where the Shares of RIL are listed. Accordingly, the Resulting Companies have been listed on the relevant stock exchanges.

RATIONALE OF THE AMALGAMATION

24. Pursuant to the Demerger Scheme, the Applicant Company holds 6,00,89,966 equity shares of Rs. 10/- each in RCL.

25. The current proposal envisages:-

    (a) The amalgamation of the Applicant Company with RCL.

    (b) Issue of equity shares of RCL to the shareholders of the Applicant Company in the ratio of 5 equity shares of RCL for every 100 equity shares held by them in the Applicant Company.

    (c) Cancellation of shares held by the Applicant Company in RCL.

26. Consolidation of the Applicant Company with RCL will have the following benefits:

    - Direct shareholding of RCL by more than 20 lakh shareholders of Reliance Industries Limited, leading to enhancement of their value.
    - Elimination of Dual listing of RCL and RCVL.
    - Elimination of potential "holding company" discount through RCVL market price.
    - Increased liquidity for all RCL's shareholders.
    - Wider domestic and international shareholder base for RCL.
    - Enhanced financial strength and flexibility.

SALIENT FEATURES OF THE SCHEME

27. The salient features of the Scheme of Amalgamation and Arrangement are:-

    i. The Appointed Date of the Scheme shall be the Effective Date.

    ii. On the scheme becoming effective, the Applicant Company shall stand merged with RCL such that, the entire business and undertakings of the Applicant Company including all its assets and properties of whatsoever nature shall be transferred to RCL so as to become the business, assets and properties of RCL as a part of the amalgamation.

    iii. On the Scheme becoming effective, the investments in the equity share capital of RCL as appearing in the books of accounts of the Applicant Company shall stand cancelled.

iv. All debts, liabilities, duties and obligations of whatsoever nature of the Applicant Company shall be transferred to and vest in and be assumed by RCL.

v. In consideration for the merger, RCL shall issue and allot to the equity shareholders of the Applicant Company, whose names are recorded in the Register of Members, on the Record Date, equity shares of Rs. 10/- (Rupees ten only) each, in the ratio of 5 (Five) equity share of the face value of Rs. 10/- (Rupees ten only) each in RCL for every 100 (One Hundred) equity shares of the face value of Rs. 10/- (Rupees ten only) each held in the Applicant Company ('Share Exchange Ratio').

vi. No shares shall be issued in respect of fractional entitlements, if any, by the Applicant Company. The Board of Directors of the Applicant Company shall, instead consolidate all such fractional entitlements and thereupon issue and allot equity shares in lieu thereof to a director or an officer of the Applicant Company who shall hold the shares in trust on behalf of the Members entitled to fractional entitlements with the express understanding that such director(s) or officer(s) shall sell the same in the market at such times and at such prices in the market and pay to the Applicant Company, the net sale proceeds thereof, whereupon the Applicant Company shall distribute such net sale proceeds to the Members in proportion to their respective fractional entitlements.

vii. RCL shall issue to the Bank of New York, Equity Shares of RCL against the extinguishment of the Equity Shareholding in the Applicant Company, if any, in accordance with the relevant Share Exchange Ratio.

viii. All the employees of the Applicant Company in service on the Effective Date shall become the employees of RCL on the Effective date without any break or interruption in service and on terms and conditions as to remuneration not less favourable than those subsisting with reference to the Applicant Company as on the said date.

ix. On the Scheme becoming effective the Applicant Company shall be dissolved without being wound up.

The features set out above being only the salient features of the Scheme; the members are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof.

28. The rights and interests of the members and the creditors of the Applicant Company and RCL will not be prejudicially affected by the Scheme. RCL will be able to meet and pay its debts as and when they arise.

29. The Scheme of Amalgamation and Arrangement was approved by the Board of Directors of both RCL and the Applicant Company on 2nd day of January, 2006 and on 8th day of February, 2006 respectively.

30. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 and 250A of the Act.

31. On the Scheme of Amalgamation and Arrangement being approved as per the requirements of Section 391 of the Act, the Applicant Company and RCL will seek the sanction of the Hon'ble High Courts of Bombay and Gujarat at Ahmedabad, respectively to the Scheme.

32. The Applicant Company is not a subsidiary of RCL in any manner whatsoever as provided in section 4 of the Companies Act, 1956.

33. The Financial position of RCL will not be adversely affected by the Scheme. The financial position of RCLwill continue to remain strong and it will be able to meet and pay its debts and the debts of the Applicant Company as and when they arise.

34. The Applicant Company has received no objection letters from all the Stock Exchanges where the Applicant Company is listed.

35. The Scheme provides that in the event the Scheme fails to take effect within 12 months of the first filing with the High Court of Judicature at Bombay or the High Court of Gujarat at Ahmedabad, whichever is later, or by such later date as may be agreed by the respective Boards of Directors of the Transferor Company and the Transferee Company, this Scheme shall become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case each company shall bear its own costs or as may be mutually agreed.

36. The directors of each of RCL and the Applicant Company may be deemed to be concerned and/or interested in the Scheme only to the extent of their shareholding in the Companies, or to the extent the said directors are common directors in the Companies, or to the extent the said directors are the partners, directors, members of the companies, firms, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the Companies.

37. The extent of shareholding (singly or jointly) of the Directors and the Manager of the Applicant Company in the Applicant Company and RCL as on 17th March, 2006 is as under:

Sr. No.	Name of the Director/Manager of the Applicant Company	Designation	No. of shares Applicant Company	No. of shares held in RCL
1.	Shri Anil D. Ambani	Chairman	1859271	180933
2.	Shri Amitabh Jhunjhunwala	Director	Nil	Nil
3.	Shri Rajendra Chitale	Director	Nil	Nil
4.	Shri S. P. Talwar	Director	Nil	Nil
5.	Shri Himanshu G. Agarwal	Manager	Nil	Nil

38. The extent of shareholding (singly or jointly) of the Directors and the Manager of RCL in RCL and the Applicant Company as on 17th March, 2006 is as under:

Sr. No.	Name of the Director/Manager of the Applicant Company	Designation	No. of shares held in RCVL	No. of shares held in RCL
1.	Shri Anil D. Ambani	Chairman	1859271	180933
2.	Shri Amitabh Jhunjhunwala	Vice Chairman	Nil	Nil
3.	Shri Rajendra Chitale	Director	Nil	Nil
4.	Shri Udayan Bose	Director	Nil	Nil
5.	Shri V. R. Mohan	Manager	Nil	1000

39. The post amalgamation shareholding pattern of RCL would be as under:

Shareholders	Shares	%
Promoters		
Shri Anil D. Ambani & Associates	88,379,246	42.40
Mutual Funds and UTI	3,713,671	1.78
Banks, Financial Institutions, Insurance Cos	4,116,353	1.97
FIIs	62,495,374	29.98
Private Corporate Bodies	9,329,612	4.48
Indian Public	36,130,992	17.34
NRIs / OCBs	1,084,065	0.52
Others (GDRs)	3,183,487	1.53
TOTAL	**208,432,800**	**100.00**

40. The post amalgamation capital structure of RCL is as under:

	Rs in Crore
Authorised	
30,00,00,000 Equity Shares of Rs 10 each	300.00
10,00,00,000 Preference Shares of Rs 10 each	100.00
Total	**400.00**
Issued & Subscribed	
20,97,77,066 Equity Shares of Rs 10 each	209.78
Total	**209.78**
Paid -Up	
20,84,32,800 Equity Shares of Rs 10 each	208.43
Add: amount paid up on 13,44,266 Forfeited Shares	0.53
Total	**208.96**

41. Inspection of the following documents may be had at the Registered Office of the Applicant Company up to one day prior to the date of the meeting between 11.00 a.m. and 4.00 p.m. on all working days (except Saturdays):

(a) Certified copy of the Order dated 24th day of March 2006 of the High Court of Judicature at Bombay, passed in Company Application No. 430 of 2006, directing the convening of the meeting of the Equity Shareholders of the Applicant Company.

(b) Scheme of Amalgamation and Arrangement.

(c) Memorandum and Articles of Association of RCL and RCVL.

(d) Audited Accounts of RCL for three previous financial years ended March 31, 2003, March 31, 2004 and March 31, 2005 and RCVL for the financial year ended March 31, 2005 and for 9 months ended December 31, 2005.

(e) Exchange Ratio Report of KPMG India Private Limited.

(f) Copies of the no objection letter dated March 14, 2006 and March 20, 2006 received respectively from the Bombay Stock Exchange Ltd. and the National Stock Exchange of India Ltd.

This statement may be treated as an Explanatory Statement under Section 393 of the Companies Act, 1956. A copy of the Scheme and Explanatory Statement may be obtained from the Registered Office of the Applicant Company.

Sd/-

M.H. Kania

(Former Chief Justice of India)

Chairman appointed for the meeting

Dated this 24th day of March 2006.

Registered Office:
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710

*****

SCHEME OF AMALGAMATION AND ARRANGEMENT OF

Reliance Capital Ventures Limited
The Transferor Company

WITH

Reliance Capital Ventures Limited
The Transferor Company

AND

their respective shareholders and creditors

This Scheme of Amalgamation and Arrangement provides for the amalgamation of Reliance Capital Ventures Limited with Reliance Capital Limited, pursuant to Sections 391 to 394 read with Sections 100 to 103 and other relevant provisions of the Companies Act, 1956.

1. The Scheme is divided into following parts:
   (a) Part 1 deals with the Definitions and Share Capital
   (b) Part 2 deals with the Amalgamation of Reliance Capital Ventures Limited with Reliance Capital Limited.
   (c) Part 3 deals with the Reorganisation of Capital and Accounting Treatment
   (d) Part 4 deals with the General Terms and Conditions that will be applicable to Part 2 and Part 3 of the Scheme.
2. This Scheme also provides for various other matters consequential or otherwise integrally connected herewith.

PART 1

DEFINITIONS

3. DEFINITIONS

In this Scheme, unless inconsistent with the subject or context, the following expressions shall have the following meaning:

3.1 **"The Effective Date" or 'Coming into effect of this Scheme"** means the last of the dates on which the certified copies of the Orders of the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad sanctioning the Scheme are filed with the Registrar of Companies, Maharashtra, Mumbai and Registrar of Companies, Gujarat respectively; being a date not later than 30 days from the date on which the last of the Certified Copies of the High Court Order is received.

3.2 **"GDRs"** means Global Depositary Receipts issued by a bank or a depository outside India representing underlying equity shares of an Indian company, pursuant to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 and other applicable laws;

3.3 **"RCL" or "the Transferee Company"** means Reliance Capital Limited, a company incorporated under the Companies Act, 1956, and having its registered office at Village Meghpar / Padana, Taluka Lalpur, Dist. Jamnagar-361 280, Gujarat;

3.4 **"RCVL" or "the Transferor Company"** means Reliance Capital Ventures Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710;

3.5 **"Record Date"** means the date to be fixed by the Board of Directors of RCVL and RCL for the purpose of issue of shares of RCL to the shareholders of RCVL;

3.6 **"The Act"** means the Companies Act, 1956, or any statutory modification or re-enactment

thereof for the time being in force;

3.7 "**High Courts**" means the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad;

3.8 "**Appointed Date**" means the Effective Date and

3.9 "**The Scheme" or "this Scheme**" means this Scheme of Amalgamation and Arrangement in its present form with or without any modifications or amendments thereto.

All terms and words not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contract Regulation Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations, bye-laws, as the case may be or any statutory modification or re-enactment thereof from time to time.

4. SHARE CAPITAL

4.1 Transferor Company

The Share Capital of the Transferor Company as on 31st December, 2005 was as under:

	Rs in Crore
Authorised	
125,00,00,000 Equity Shares of Rs 10 each	1250.00
Total	**1250.00**
Issued, Subscribed & Paid-up	
50,000 Equity Shares of Rs 10 each fully paid up	0.05
Total	**0.05**
Shares Pending Allotment	
122,31,30,422 Equity Shares of Rs 10 each	1223.13
Total	**1223.13**

Subsequently, the Transferor Company has allotted 122,31,30,422 Equity Shares of Rs 10 each fully paid up to the shareholders of Reliance Industries Limited and existing 50,000 Equity Shares of Rs. 10 each fully paid have been cancelled.

The equity shares of the Transferor Company are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited.

4.2 Transferee Company

The Share Capital of the Transferee Company as on 31st March, 2005 was as under:

	Rs in Crore
Authorised	
20,00,00,000 Equity Shares of Rs 10 each	200.00
1,00,00,000 Preference Shares of Rs 100 each	100.00
10,00,00,000 Unclassified shares of Rs 10 each	100.00
Total	**400.00**
Issued & Subscribed	
12,86,50,450 Equity Shares of Rs 10 each	128.65
Total	**128.65**
Paid Up	
12,73,06,244 Equity Shares of Rs 10 each	127.31
Add: amount paid up on 13,44,206 Forfeited Shares	0.53
Total	**127.84**

Subsequently, the Transferee Company has issued 8,00,60,001 Equity Shares of Rs 10/-

each fully paid-up. Consequently, the revised Share Capital of RCL is as under:

	Rs in Crore
Authorised	
30,00,00,000 Equity Shares of Rs 10 each	300.00
10,00,00,000 Preference Shares of Rs 10 each	100.00
Total	**400.00**
Issued & Subscribed	
20,87,10,451 Equity Shares of Rs 10 each	208.71
Total	**208.71**
Paid -Up	
20,73,66,245 Equity Shares of Rs 10 each	207.37
Add: amount paid up on 13,44,266 Forfeited Shares	0.53
Total	**207.90**

The Transferee Company has issued 3,72,00,000 warrants, entitling the holders thereof to subscribe for equal number of Equity Shares of Rs. 10 each at an issue price of Rs. 228 per Share, at any time on or before 1st February, 2007.

The equity shares of the Transferee Company are listed on Bombay Stock Exchange Limited and the National Stock Exchange of India Limited.

PART 2

AMALGAMATION OF RELIANCE CAPITAL VENTURES LIMITED WITH RELIANCE CAPITAL LIMITED

5. DATE WHEN THE SCHEME COMES INTO OPERATION

This Scheme shall become effective from the Effective Date.

6. AMALGAMATION

Upon the Scheme becoming effective and upon the High Court of Judicature at Bombay giving U/s.394 of the Act an Order for dissolution without winding up of the Transferor Company, the Transferor Company shall be amalgamated into and form part of the Transferee Company.

7. TRANSFER OF UNDERTAKING

7.1 The entire business and undertakings of Transferor Company including all its assets and properties of whatsoever nature shall be transferred to the Transferee Company so as to become the business, assets and properties of the Transferee Company as a part of the amalgamation as under:

a) The immovable properties shall be transferred to the Transferee Company by a duly stamped deed of conveyance executed after the Scheme is sanctioned by the High Courts but before the Effective Date however not later than 7 days from the date on which the Scheme is sanctioned by the High Courts.

b) The movable assets of the Transferor Company and the assets (other than the shares of the Transferee Company for which separate provision is made in Clause 7.2 below) which are otherwise capable of transfer by physical delivery or endorsement and delivery, including cash on hand, shall be so transferred to the Transferee Company and be physically handed over or be deemed to have been physically handed over by physical delivery or by endorsement and delivery, as the case may be, to the Transferee Company to the end and intent

that the property and benefit therein passes to the Transferee Company. Such delivery and transfer shall be made on a date mutually agreed upon between the respective Boards of Directors of the Transferor Company and the Transferee Company being a Date after the sanction of the Scheme by the High Courts but before the Effective Date however not later than 7 days from the date on which the Scheme is sanctioned by the High Courts. Particularly, the Investments if any, held by the Transferor Company in physical certificate form will be transferred by duly executed transfer deeds. The Investments held in dematerialised form will be transferred to the Transferee Company by issuing appropriate delivery instructions to the depository participant with which the Transferor Company has an account.

c) With respect to any intangible movable assets of the Transferor Company other than those mentioned above, including actionable claims, sundry debtors, outstanding loans, advances recoverable in cash or kind or for value to be received and deposits with the Government, semi-Government, local and other authorities and bodies and customers, the transfer shall be carried out after the date of sanction of the Scheme by the High Courts but before the Effective Date however not later than 7 days from the date on which the Scheme is sanctioned by the High Courts, by the Transferor Company issuing if so required by the Transferee Company, and / or the Transferee Company issuing joint and / or several notices in such form as the Transferee Company may deem fit and proper stating that pursuant to the High Courts having sanctioned this Scheme between the Transferor Company and the Transferee Company and having made an Order under Section 394 of the Act, the relevant debt, loan, advance or other asset, be paid or made good or held on account of the Transferee Company, as the person entitled thereto, to the end and intent that the right of the Transferor Company to recover or realise the same stands transferred to the Transferee Company and that appropriate entries should be passed in the books of the Transferee Company to record the aforesaid changes.

7.2. On the Scheme becoming effective, the investments in the equity share capital of the Transferee Company as appearing in the books of accounts of the Transferor Company shall stand cancelled. The cancellation which amounts to reduction of share capital of the Transferee Company, shall be effected as an integral part of the Scheme itself as the same does not involve either diminution of liability in respect of unpaid share capital or payment to any shareholder of any paid up share capital and the order of the High Court sanctioning the Scheme shall be deemed to be an order under Section 102 of the Act confirming the reduction.

7.3 All debts, liabilities, duties and obligations of whatsoever nature of the Transferor Company shall under the provisions of Sections 391 and 394 and all other applicable provisions, if any, of the Act, and without any further act or deed be also transferred or be deemed to be transferred to and vest in and be assumed by

the Transferee Company so as to become as from the Effective Date the debts, liabilities, duties and obligations of the Transferee Company on the same terms and conditions as were applicable to the Transferor Company.

8. CONDUCT OF BUSINESS

8.1 With effect from the date of filing of this Scheme with the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad (whichever is earlier) and upto and including the Effective Date:

(a) The Transferor Company shall carry on its business and activities with reasonable diligence and business prudence and shall not, undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party, or sell, transfer, alienate, charge, mortgage or encumber or deal with the undertaking save and except in each case in the following circumstances:

i. if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Courts; or

ii. if the same is expressly permitted by this Scheme; or

iii. if written consent of the Transferee Company has been obtained.

(b) The Transferee Company shall carry on its business and activities with reasonable diligence and business prudence and shall not, undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party, or sell, transfer, alienate, charge, mortgage or encumber or deal with the undertaking save and except in each case in the following circumstances:

i. if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Courts; or

ii. if the same is expressly permitted by this Scheme; or

iii. if written consent of the Transferor Company has been obtained.

(c) The Transferor Company and the Transferee Company shall not make any change in their respective capital structure either by any increase, (by issue of equity shares on a rights basis, bonus shares, convertible debentures or otherwise) decrease, reduction, reclassification, sub-division or consolidation, re-organization, or in any other manner which may, in any way, affect the Share Exchange Ratio (as defined in Clause 12.1 below), except by mutual consent of the respective Boards of Directors of the Transferor Company and the Transferee Company or except as may be expressly permitted under this Scheme.

9. LEGAL PROCEEDINGS

9.1. Upon the coming into effect of this Scheme, all suits, actions and proceedings by or against the Transferor Company pending and/or arising on or before the Effective Date shall be continued and be enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been pending and/or arising by or against the Transferee Company.

9.2. The Transferee Company undertakes to have all legal or other proceedings initiated by or against the Transferor Company referred to in sub-clause (9.1) above transferred to its name and to have the same continued, prosecuted and enforced by or against the Transferee Company.

10. CONTRACTS, DEEDS AND OTHER INSTRUMENTS

10.1. Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of the Transferor Company or powers or authorities granted by or to it) of whatsoever nature to which the Transferor Company is a party or to the benefit of which the Transferor Company may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, be in full force and effect against or in favour of the Transferee Company, as the case may be, and may be enforced as fully and effectually as if, instead of the Transferor Company, the Transferee Company had been a party or beneficiary or obligee thereto. The Transferee Company shall, at any time prior to the Effective Date, wherever necessary, enter into, and/or issue and/or execute deeds, writings, confirmations, any tripartite arrangements or novations to which the Transferor Company will, if necessary, also be a party in order to give formal effect to the provisions of this Clause.

10.2. The Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which the Transferor Company is a party or any writings as may be necessary to be executed in order to give formal effect to the above provisions. The Transferee Company shall, be deemed to be authorised to execute any such writings on behalf of the Transferor Company to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Company.

11. STAFF, WORKMEN & EMPLOYEES

Upon the coming into effect of this Scheme:

11.1. All the employees of the Transferor Company in service on the Effective Date shall become the employees of the Transferee Company on such date without any break or interruption in service and on terms and conditions as to remuneration not less favourable than those subsisting with reference to the Transferor Company as on the said date. It is clarified

that the employees of the Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies, and shall not be entitled to avail of any schemes and benefits that are applicable and available to any of the employees of the Transferee Company, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/settlement, if any, entered into by the Transferor Company with any union/ employee of the Transferor Company.

11.2. The existing provident fund, gratuity fund, and pension and/or superannuation fund or trusts created by the Transferor Company or any other special funds created or existing for the benefit of the employees of the Transferor Company shall at an appropriate stage be transferred to the relevant funds of the Transferee Company and till such time shall be maintained separately. In the event that the Transferee Company does not have its own fund with respect to any such matters, the Transferee Company shall create its own funds to which the contributions pertaining to the employees of Transferor Company shall be transferred.

PART 3

REORGANISATION OF CAPITAL AND ACCOUNTING TREATMENT

12. ISSUE OF SHARES

12.1. Upon the coming into effect of this Scheme and in consideration of the shareholders of the Transferor Company agreeing to the extinguishment of the shares of the Transferor Company, consequently the amalgamation of the Transferor Company in the Transferee Company and the dissolution without winding up of the Transferor Company in terms of the Scheme, the Transferee Company shall without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Transferor Company, whose names are recorded in the Register of Members (the "Members"), on the Record Date, equity shares of Rs. 10/- (Rupees ten only) each, credited as fully paid up, in the ratio of 5 (Five) equity share of the face value of Rs. 10/- (Rupees ten only) each in the Transferee Company for every 100 (One Hundred) equity shares of the face value of Rs. 10/- (Rupees ten only) each held in Transferor Company.

(the above ratio in which the shares of the Transferee Company are to be allotted to the shareholders of the Transferor Company by the Transferee Company is hereinafter referred to as the "Share Exchange Ratio").

12.2. The shares or the share certificates of the Transferor Company in relation to the shares held by its Members shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the Record Date. The equity shares to be issued by the Transferee Company pursuant to Clause 12.1 above shall be issued in dematerialized form by the Transferee Company, unless otherwise notified in writing by the shareholders of the Transferor Company to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferor Company or a committee thereof.

In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Company, the equity shares shall be issued to such members in dematerialised form provided that the members of the Transferee Company shall be required to have an account with a depository participant and shall be required to provide details thereof and such other confirmations as may be required. In the event that the Transferee Company has received notice from any member that equity shares are to be issued in physical form or if any member has not provided the requisite details relating to his/her/its account with a depository participant or other confirmations as may be required or if the details furnished by any member do not permit electronic credit of the shares of the Transferee Company, then the Transferee Company shall issue equity shares in physical form to such member or members.

12.3. In the event of there being any pending share transfers with respect to any application lodged for transfer by any shareholder of the Transferor Company, the Board of Directors or any committee thereof of the Transferor Company if in existence, or failing which the Board of Directors or any committee thereof of the Transferee Company shall be empowered in appropriate cases, even subsequent to the Record Date to effectuate such a transfer in the Transferor Company as if such changes in registered holder were operative as on the Record Date, in order to remove any difficulties arising to the transferor or the transferee of the share(s) in the Transferee Company and in relation to the new shares after the Scheme becomes effective.

12.4. No certificate(s) shall be issued in respect of fractional entitlements, if any, by the Transferee Company, to which the Members may be entitled on issue and allotment of shares of the Transferee Company as aforesaid in Clause 12.1. The Board of Directors of the Transferee Company shall, instead consolidate all such fractional entitlements and thereupon issue and allot equity shares in lieu thereof to a director or an officer of the Transferee Company or such other person as the Board of Directors of the Transferee Company shall appoint in this behalf who shall hold the shares in trust on behalf of the Members entitled to fractional entitlements with the express understanding that such director(s) or officer(s) or person(s) shall sell the same in the market at such time or times and at such price or prices in the market and to such person or persons, as it/he/they deem fit, and pay to the Transferee Company, the net sale proceeds thereof, whereupon the Transferee Company shall distribute such net sale proceeds to the Members in proportion to their respective fractional entitlements.

12.5. Equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividends, if any, that may be declared by the Transferee Company, on or after the Effective Date.

12.6. Equity shares of the Transferee Company issued in terms of this Scheme shall be listed on the stock exchange/s in India, where the existing equity shares of the Transferee Company are presently listed.

12.7. The Transferee Company shall, if and to the extent required, apply for and obtain any approvals from concerned regulatory authorities for the issue and allotment of Equity Shares to the members of the Transferor Company under the Scheme.

12.8. The Equity Shares to be issued by the Transferee Company in respect of any Equity Shares of the Transferor Company which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall, pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

13. ISSUE OF GDRs

13.1 (a) The Bank of New York acting as the Depository representing the holders of GDRs of Reliance Industries Limited ("RIL GDR") holds Equity Shares of the Transferor Company on behalf of the said RIL GDR holders, in terms of the Scheme of Arrangement sanctioned by the Hon'ble High Court of Judicature at Bombay vide order dated 9th December, 2005.

(b) Pursuant to the provisions of Clause 12.1 above, the Transferee Company shall issue to the Bank of New York, Equity Shares of the Transferee Company against the extinguishment of the Equity Shareholding in the Transferor Company, if any, in accordance with the relevant Share Exchange Ratio. Subject to Clause (c) below, the Bank of New York shall hold such shares of the Transferee Company on behalf of the said holders of RIL GDRs.

(c) The Transferee Company may, on or before expiry of 150 (One hundred and fifty) days from the Record Date, in consultation with the Bank of New York as Depository for the holders of RIL GDRs and by entering into appropriate agreements with the said Depository or any other Depository (appointed by the Transferee Company) for the issuance of GDRs, (whether listed or otherwise), instruct such Depository to issue GDRs of the Transferee Company, to the holders of RIL GDRs. Subject to sub-clause (d) below, if the Transferee Company has not had such GDRs issued as aforesaid, the Bank of New York as the Depository for RIL GDRs shall, in consultation with the Transferee Company, sell the shares of the Transferee Company in the open domestic market and distribute the net sale proceeds to such RIL GDR holders on a proportionate basis.

(d) Notwithstanding anything contained in sub-clause (c) of Clause 13.1 above, any holder of RIL GDRs may at anytime after the Record Date, but prior to the issuance of GDRs by the Transferee Company, instructs the Depository to transfer the underlying shares of the Transferee Company to such RIL GDR holder. In such case, the Transferee Company shall obtain such permissions as may be necessary.

(e) The holders of RIL GDRs who wish to directly receive shares of the Transferee

Company may surrender the GDRs of RIL held by them before the Record Date in exchange for shares of the Transferor Company. Such GDR holders holding shares of the Transferor Company on the Record Date shall then be entitled to receive shares of the Transferee Company in accordance with the Share Exchange Ratio under Clause 12.1 above.

13.2 The Transferee Company may take all such steps and do all such acts, deeds and things as may be necessary for the issue of GDRs pursuant to sub-clause (c) of Clause 13.1 for listing the GDRs on one or more overseas Stock Exchange(s) and if deemed necessary for the registration of the GDRs under the appropriate provisions of the Securities Act of 1933, as amended, of the United States of America ("the Securities Act").

13.3 The equity shares underlying the GDRs issued, if any, will not be registered under the Securities Act in reliance upon the exemption from registration contained in Section 3(a)(10) of the Securities Act. To obtain this exemption, the Transferee Company will rely on the approval of the Scheme by the High Courts following the hearing by each court. However the GDRs to be issued will be, if deemed necessary, registered in terms of the appropriate provisions of the Securities Act.

13.4 If, on account of the Share Exchange Ratio, fractional GDRs of the Transferee Company have to be issued, then, in accordance with the terms and conditions of the Deposit Agreement, in lieu of delivering receipts for fractional GDRs the Depository may, in its discretion, sell the shares represented by the aggregate of such fractions, at public or private sale, at such place or places and at such price or prices as it may deem proper, and distribute the net proceeds of any such sale in accordance with the terms of the Deposit Agreement.

14. ACCOUNTING TREATMENT

14.1 On the Scheme becoming effective, the Transferee Company shall provide for the following accounting treatment in its books of accounts as under:

(a) All the assets (other than shares of Transferee Company which would be cancelled pursuant to sub-clause 7.2 hereof) recorded in the books of Transferor Company shall be recorded by the Transferee Company at their respective book value as appearing in the books of the Transferor Company. All the liabilities recorded in the books of Transferor Company shall upon becoming the liabilities of the Transferee Company be recorded by the Transferee Company at their respective book value as appearing in the books of the Transferor Company.

(b) Inter-company balances if any, will stand cancelled.

(c) The excess or shortfall of the Net Assets Value transferred to the Transferee Company, would be credited to the 'General Reserve Account' or Goodwill or as the case may be.

Explanation:

"**Net Assets Value**" shall be computed as the value of the Assets of the Transferor Company transferred to the Transferee Company less the value of the liabilities

becoming liability of the Transferee Company and the difference if positive shall be considered to be an "excess" and if negative shall be considered to be a "shortfall".

(d) If considered appropriate for the purpose of application of uniform accounting methods and policies between the Transferor Company and the Transferee Company, the Transferee Company may make suitable adjustments and reflect the effect thereof in the General Reserve of the Transferee Company.

PART 4

GENERAL TERMS AND CONDITIONS

15. DIVIDENDS, PROFITS, BONUS/RIGHTS SHARES

15.1 With effect from the date of filing of this Scheme with the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad (whichever is earlier) and upto and including the Effective Date, the Transferor Company and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders in respect of the accounting period prior to the Effective Date, provided that the Transferor Company shall not make any such declaration, except with the prior approval of the Board of Directors of the Transferee Company.

15.2 Until the coming into effect of this Scheme, the holder of equity shares of the Transferor Company and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including the right to receive dividends.

15.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of the Transferor Company and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Company and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Company and the Transferee Company, respectively.

16. WINDING UP OF THE TRANSFEROR COMPANY

16.1 On the Scheme becoming effective the Transferor Company shall be dissolved without being wound up.

16.2 The Board of Directors (or any committee thereof) of the Transferor Company shall without any further act, instrument or deed be and stand dissolved.

17. APPLICATION TO THE HIGH COURT

17.1 The Transferor Company shall with all reasonable dispatch, make all applications/ petitions under Sections 391 and 394 and other applicable provisions of the Act to the High Court of Judicature at Bombay for sanctioning of this Scheme and for its dissolution without winding up under the

provisions of law, and obtain all approvals as may be required under law.

17.2 The Transferee Company shall also with all reasonable dispatch, make all applications/ petitions under Sections 391 and 394 read with Sections 100-103 and other applicable provisions of the Act to the High Court of Gujarat at Ahmedabad for sanctioning of this Scheme under the provisions of law, and obtain all approvals as may be required under law.

18. MODIFICATION / AMENDMENT TO THE SCHEME

18.1 The Transferor Company and the Transferee Company may assent from time to time on behalf of all persons concerned to any modifications or amendments or additions to this Scheme or to any conditions or limitations which either the Boards of Directors or a committee or committees of the concerned Board or any Director authorised in that behalf by the concerned Board of Directors (hereinafter referred to as the "Delegates") of the Transferor Company and the Transferee Company deem fit, or which the High Courts or any other authorities under law may deem fit to approve of or impose and which the Transferor Company and the Transferee Company may in their discretion deem fit and to resolve all doubts or difficulties that may arise for carrying out this Scheme and to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or to review the position relating to the satisfaction of the conditions to this Scheme and if necessary, to waive any of those (to the extent permissible under law) for bringing this Scheme into effect. (In the event that any of the conditions may be imposed by the Courts or other authorities which the Transferor Company or the Transferee Company may find unacceptable for any reason, then the Transferor Company and the Transferee Company are at liberty to withdraw the Scheme). The aforesaid powers of the Transferor Company and the Transferee Company may be exercised by the Delegates of the respective Companies. In particular and without prejudice to the generality of the foregoing the modifications and amendments referred to in this sub-clause may include modifications and amendments relating to the mode by which the business undertaking assets and properties of the Transferor Company are transferred to the Transferee Company.

18.2 For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegate of the Transferor Company and Transferee Company may give and are authorised to determine and give all such directions as are necessary including directions for settling or removing any question of doubt or difficulty that may arise and such determination or directions, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

19. CONDITIONS

19.1 The Scheme is conditional upon and subject to the following:

(a) The Scheme being agreed to by the requisite majority of the members of the Transferor Company and the Transferee Company as required under the Act and the requisite orders of the High Courts being obtained;

(b) Such other sanctions and approvals including sanctions of any governmental or regulatory authority, creditor, lessor, or contracting party as may be required by law or contract in respect of the Scheme being obtained;

(c) The certified copies of the orders of the High Courts being filed with the Registrar of Companies, Maharashtra, Mumbai and the Registrar of Companies, Gujarat and

(d) The provisions contained in this Scheme are inextricably inter-linked with the other provisions and the Scheme constitutes an integral whole. The Scheme would be given effect to only if approved in its entirety unless specifically agreed otherwise by the Transferor Company and the Transferee Company by their respective Board of Directors or any Committee constituted by them.

20. EFFECT OF NON-RECEIPT OF APPROVALS

In the event of this Scheme failing to take effect within 12 months of the first filing with the High Court of Judicature at Bombay or the High Court of Gujarat at Ahmedabad, whichever is later, or by such later date as may be agreed by the respective Boards of Directors of the Transferor Company and the Transferee Company, this Scheme shall become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case each Company shall bear its own costs or as may be mutually agreed.

21. COSTS

The Order of the High Courts u/s 391-394 of the Act not being a conveyance as understood under the Bombay Stamp Act, 1958, stamp duty would only be payable on the conveyance referred to in Clause 7.1.1 of this Scheme, which stamp duty shall be payable by the Transferor Company. All other costs, charges and expenses, including any taxes and duties of the Transferor Company and Transferee Company respectively in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

*****

Annexure A

SUMMARY OF AUDITED FINANCIAL STATEMENTS OF RELIANCE CAPITAL VENTURES LIMITED FOR THE YEAR ENDED MARCH 31, 2005

BALANCE SHEET (Amount in Rupees)

Particulars	As at March 31 2005
Sources of Funds	
Shareholder's funds	
Equity Share Capital	1,00,000
Total	**1,00,000**
Application of Funds	
Net Current Assets	85,730
Miscellaneous Expenditure to the extent not written off or adjusted	14,270
Total	**1,00,000**

Note:
Business of Reliance Capital Ventures Limited for the financial year ended March 31, 2005 was in pre-operative stage, hence no profit and loss account is prepared and all the expenses incurred are carried forward as pre-operative expenditure.

Annexure B

SUMMARY OF AUDITED FINANCIAL STATEMENTS OF RELIANCE CAPITAL VENTURES LIMITED FOR THE PERIOD ENDED DECEMBER 31, 2005

BALANCE SHEET (Amount in Rupees)

Particulars	As at December 31, 2005
Sources of Funds	
Shareholder's funds	
Equity Share Capital	5,00,000
Share Capital - Pending allotment	12,23,13,04,220
Total	**12,23,18,04,220**
Application of Funds	
Fixed Assets	7,11,31,63,052
Investments	5,11,80,39,518
Net Current Assets	1,28,921
Deferred Tax Asset	2,18,641
Profit and Loss Account – debit balance	2,54,088
Total	**12,23,18,04,200**

(Amount in Rupees)

Particulars	For period ended December 31, 2005
Income	-
Expenditure	
Property Tax	75,600
Repairs and Maintenance - Building	18,324
Depreciation	101,650
Audit Fees	165,300
General expenses	7865
Pre-operative expenses written off	14270
	383,009
Profit before tax	**(383,009)**
Provision for Current Tax (including Fringe Benefit Tax)	-
Provision for Deferred Tax	128,921
Net Profit for the period	**(254,088)**

Annexure C

SUMMARY OF AUDITED FINANCIAL STATEMENTS OF RELIANCE CAPITAL LIMITED FOR THE 3 YEARS ENDED

BALANCE SHEET

(Rs. Crore)

Particulars	March 31, 2005	March 31, 2004	March 31, 2003
Sources of Funds			
Shareholder's funds			
Equity Share Capital	127.84	127.84	127.83
Reserve and Surplus	1310.08	1271.84	1208.50
Loan Funds	–	–	–
Unsecured Loans	1313.55	1633.47	1770.45
Total	**2751.47**	**3033.15**	**3106.78**
Application of Funds			
Fixed Assets	226.59	276.07	444.76
Investments	1644.00	1541.41	1730.36
Net Current Assets	880.88	1215.80	931.66
Total	**2751.47**	**3033.28**	**3106.78**

PROFIT AND LOSS ACCOUNT

(Rs. Crore)

Particulars	March 31, 2005	March 31, 2004	March 31, 2003
Income			
Lease Income	28.93	48.14	54.94
Other Income	266.76	308.65	403.84
	295.69	**356.79**	**458.78**
Expenditure			
Interest and Finance Charges	151.08	200.39	252.81
Administrative and Other Expenses	5.63	8.52	11.69
Depreciation	27.77	42.09	91.65
	184.48	**251.00**	**356.15**
Profit before tax	**111.21**	**105.79**	**102.63**
Provision for Current Tax	5.40	-	-
Provision for Deferred Tax	-	-	-
Net Profit for the period	**105.81**	**105.79**	**102.63**

Annexure D

SUMMARY OF UNAUDITED FINANCIAL STATEMENTS OF RELIANCE CAPITAL LIMITED FOR THE NINE MONTHS ENDED DECEMBER 31, 2005

(Rs. Crore)

Particulars	Nine Months ended December 31, 2005
Income	
Income from Operations	329.64
Other Miscellaneous Income	0.05
	329.69
Expenditure	
Staff Cost	3.62
Other expenditure	8.38
Interest and Finance Charges	37.87
Depreciation	18.80
Profit before tax	**261.02**
Provision for Current Tax (including Fringe Benefit Tax)	9.00
Provision for Deferred Tax	-
Net Profit for the period	**252.02**

THIS PAGE IS INTENTIONALLY LEFT BLANK

ATTENDANCE SLIP

RELIANCE CAPITAL VENTURES LIMITED
Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710

PLEASE FILL THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL.
Joint shareholders may obtain additional Attendance Slip at the venue of the meeting.

DP. Id*		Folio No.	
Client Id*		No. of Share(s) held	

NAME AND ADDRESS OFTHE EQUITY SHAREHOLDER (in block letters):

____

____

NAME AND ADDRESS OF THE PROXY HOLDER
(in block letters, to be filled in by the proxy attending instead of the Equity Shareholder):

____

____

____

I hereby record my presence at the meeting, convened pursuant to the Order dated 24th day of March, 2006 of the Hon'ble High Court of Judicature at Bombay of the Equity Shareholders of the Company on the 26th day of April, 2006 at Shri Bhaidas Maganlal Sabhagriha, Vile Parle (West), Mumbai 400 056.

Signature of the Equity Shareholder or proxy: ____________________

* Applicable for shareholders holding shares in dematerialised form.

Notes:
1. Shareholders are requested to bring the Attendance Slip with them when they come to the meeting and hand it over at the gate after fixing their signature on it.
2. Shareholders who come to attend the meeting are requested to bring with them copy of the Scheme of Arrangement.

BOOK POST

(Under Certificate of Posting)

If undelivered please return to:

Karvy Computershare Private Limited

(Unit: Reliance Capital Ventures Limited)

Plot No. 17-24, Vittal Rao Nagar,

Madhapur, Hyderabad - 500 081

COLORAMA, HYD. 040-2373 1784

Corporate Office : 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Koparkhairane, Navi Mumbai - 400 710
Tel No. 022 - 30327841 Fax No. 022 - 30327202

(17)

June 20, 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub : **POSTAL BALLOT**

We are enclosing herewith six copies of Notice sent to the shareholders seeking their approval through Postal Ballot as per the requirements of Section 192A of the Companies Act, 1956, read with the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001, inter alia, for shifting of registered office from the State of Gujarat to the State of Maharashtra.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Reliance Capital Limited

Regd. Office: Village Meghpar/Padana, Taluka Lalpur, Dist. Jamnagar - 361280.

Notice Pursuant to Section 192 A of the Companies Act, 1956

Notice is hereby given to the Members of Reliance Capital Limited, for passing the following resolutions through postal ballot, pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

1. Issue of Securities under Employees Stock Option Scheme

   To consider and, if thought fit, to pass, with or without modification, the following Resolution as a Special Resolution:

   "RESOLVED THAT pursuant to the provisions of Section 81 and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), and in accordance with the provisions of the Memorandum and Articles of Association of the Company and the regulations/guidelines, prescribed by the Securities and Exchange Board of India or any other relevant authority, from time to time, to the extent applicable and subject to such approvals, consents, permissions and sanctions, as may be required, and subject to such conditions as may be prescribed by any of them while granting such approvals, consents, permissions and sanctions, which the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution) is hereby authorised to accept, the Board be and is hereby authorised on behalf of the Company, to create, offer, issue and allot, to or for the benefit of such person(s) as are in the permanent employment and the Directors (including the whole-time Directors) of the Company, at any time, equity shares of the Company and/or warrants (whether attached to any security or not) with an option exercisable by the warrant-holder to subscribe for equity shares/equity linked securities and/or bonds, debentures, preference shares or other securities convertible into equity shares at such price, in such manner, during such period, in one or more tranches and on such terms and conditions as the Board may decide prior to the issue and offer thereof, for, or which upon exercise or conversion could give rise to the issue of a number of equity shares not exceeding in aggregate five per cent of the aggregate of the number of issued equity shares of the Company, from time to time, on the date(s) of the grant of option(s) under Reliance Capital Employees Stock Option Scheme (ESOS), as framed by the Board.

   RESOLVED FURTHER THAT subject to the terms stated herein, the equity shares allotted pursuant to this Resolution shall in all respects rank pari passu inter se as also with the then existing equity shares of the Company.

   RESOLVED FURTHER THAT ESOS may be operated by the Trustees of any ESOS Trust(s) established by the Company and containing such terms as the Board while establishing the trust(s) deem appropriate.

   RESOLVED FURTHER THAT for the purpose of giving effect to any creation, offer, issue or allotment of equity shares or securities or instruments representing the same, as described above, or for the purpose of setting any ESOS Trust(s), the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary or desirable for such purpose, and with power on behalf of the Company to settle all questions, difficulties or doubts that may arise in regard to such issue(s) or allotment(s) (including to amend or modify any of the terms of such issue or allotment), as it may, in its absolute discretion deem fit, without being required to seek any further consent or approval of the Members.

   RESOLVED FURTHER THAT the Board be and is hereby authorised to vary or modify the terms of ESOS in accordance with any guidelines or regulations that may be issued, from time to time, by any appropriate authority unless such variation, modification or alteration is detrimental to the interests of the employees/Directors (including the whole-time Directors).

   RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the powers herein conferred to any Committee of Directors, or Chairman of the Company."

2. Payment of Commission to Non-executive Directors

To consider and if thought fit, to pass with or without modifications, the following resolution as a Special Resolution:

"RESOLVED THAT pursuant to Section 309 and all other applicable provisions, if any, of the Companies Act, 1956 ("the Act") and subject to all permissions, sanctions and approvals as may be necessary, approval of the Company be and is hereby accorded for the payment of commission to the Director(s) of the Company who is/are neither in the wholetime employment nor managing director(s), in accordance with and upto the limits laid down under the provisions of Section 309 (4) of the Act, computed in the manner specified in the Act for a period of 5 years from the financial year commencing April 1, 2006, in such manner and upto such extent as the Remuneration Committee of the Board may, from time to time, determine.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board and/or Remuneration Committee constituted by the Board be and are hereby authorised to take all actions and do all such deeds, matters and things, as it may in its absolute discretion deem necessary, proper or desirable and to settle any question, difficulty or doubt that may arise in this regard."

3. Shifting of Registered Office of the Company from the State of Gujarat to the State of Maharashtra.

To consider and, if thought fit, to pass with or without modifications, the following Resolution as a Special Resolution:

"RESOLVED THAT pursuant to the provisions of Section 17 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force) and subject to confirmation of the Company Law Board the existing Clause II in the Memorandum of Association of the Company be substituted as under:

'II. The Registered Office of the Company will be situated in the State of Maharashtra.'

RESOLVED FURTHER THAT on the confirmation by the Company Law Board, the Registered Office of the Company be transferred from the State of Gujarat to the State of Maharashtra.

RESOLVED FURTHER THAT effect may be given to this resolution, at such time and in such manner as the Board of Directors of the Company considers appropriate and the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions, as may be in its absolute discretion deem necessary and to settle any question that may arise in this regard."

By Order of the Board of Directors

Registered Office:
Village Meghpar/Padana,
Taluka Lalpur, Dist. Jamnagar - 361280.

V. R. Mohan
Company Secretary & Manager

Mumbai, June 9, 2006.

Notes:

1. The relative Explanatory Statement pursuant to sections 173(2) and 192A(2) of the Companies Act, 1956 setting out material facts is annexed hereto.

2. The Board of Directors at its meeting held on June 9, 2006 has appointed Shri Sunil Khandelwal, Chartered Accountant as the Scrutinizer to receive and scrutinize the completed Ballot Papers from the Members. The Postal Ballot Form and the self addressed business reply envelope are enclosed for use of the Members.

3. You are requested to carefully read the instructions printed in the Postal Ballot Form and return the Form duly completed with the assent (for) or dissent (against), in the attached pre-paid envelope so as to reach the Scrutinizer on or before July 20, 2006 to be eligible for being considered, failing which, it will be strictly treated as if no reply has been received from the Member. The Scrutinizer will submit his report to the Chairman after completion of the scrutiny and the results of postal ballot will be announced on or before July 22, 2006 during business hours.

4. All documents referred to in the accompanying Notice and the Explanatory Statement are open for inspection at the Registered Office of the Company during the office hours on all working days except Sundays between 11.00 a.m. and 1.00 p.m., up to July 20, 2006.

Explanatory Statement under Sections 173(2) and 192A (2) of the Companies Act, 1956.

Item No 1 - Employee Stock Option Scheme

The human resource plays a vital role in the growth and success of an organisation. The Board has identified the need to reward the employees and to enable them to participate in the future growth and financial success of the Company, has proposed to offer the employees an option to acquire the equity shares of the Company under Employee Stock Option Scheme (ESOS).

In view of the above, the Board has formulated an ESOS in accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 under which the maximum number of equity shares of the Company that could be created, offered, issued and allotted under ESOS should not exceed five percent of the issued equity shares of the Company, as on the date(s) of the grant of option(s) under ESOS. The Board has accordingly decided to seek the approval of the Members for the same.

The salient features of the ESOS are set out below:

Total number of options/shares that could be issued under ESOS: Upto five per cent of the aggregate of the number of issued equity shares of the Company, from time to time, on the date(s) of grant of option(s) to Eligible Employee [being employee/Director (including whole-time Director) of the Company, its subsidiary companies and holding company, if any].

The options which lapse/expire or are forfeited will be available for grant to Eligible Employee.

Grant Date: The date of the Meeting of the Board/Committee approving the grant of option(s).

Eligibility for grant of options:

(a) Persons as are in the permanent employment of the Company, its subsidiary companies and holding company, if any, in such grade and with such experience / association with the Company, as may be decided by the Board/Committee.

(b) Directors (including whole-time Directors) of the Company, its subsidiary companies and holding company, if any, at any time.

Persons not eligible for grant of options: An employee who is a promoter or belongs to the promoter group or a director who either by himself or through his relative or through any body corporate, directly or indirectly holds more than 10 per cent of the outstanding equity shares of the Company at the time of granting of option shall not be eligible to participate in ESOS.

Vesting, requirements of vesting and maximum period of vesting: The vesting period shall commence on the expiry of one year from the Grant Date and may extend up to four years or such further or other period as the Board/Committee may determine, from the Grant Date.

The options may vest in tranches subject to the terms and conditions as may be stipulated by the Board/Committee, which may include satisfactory performance of the employees/Directors and their continued employment with the Company, as the case may be, unless such employment is discontinued on account of death, permanent/total disability or on retirement.

If the employee/Director (including whole-time Director) voluntarily terminates employment with the Company, the options to the extent not vested shall lapse/expire and be forfeited forthwith. However, this shall not be applicable to the employee/Director (including whole-time Director) of the Company who has resigned or who may resign from time to time to join companies, approved by the Board/Committee, that have been established or promoted or set up (whether solely or jointly with any other entity) by the Company.

Exercise price: The equity shares would be issued at a market price (Exercise Price), which would be the latest available closing price on the stock exchange, which records highest trading volume in the Company's equity shares on the date prior to the date of the Meeting of the Board/Committee at which options are granted or at such price as the Board/Committee may determine on the date(s) of grant of option(s).

Exercise period and process of exercise: The exercise period shall commence from the date of vesting and expire at the end of five years from the date of vesting or ten years from the Grant Date, whichever is later. The options would be exercisable by submitting the requisite application form/exercise notice to the Company or such other person as the Company may prescribe, subject to conditions for payment of Exercise Price in the manner prescribed by the Board/Committee.

Appraisal process: The Board/Committee shall determine the eligibility criteria for the employees and the Directors (including whole-time Directors) under ESOS based on evaluation of the employees/Directors on various parameters, such as length of service, grade, performance, technical knowledge, leadership qualities, merit, contribution and conduct, future potential, etc., and such other factors as may be deemed appropriate by it.

Maximum number of options to be issued per employee and in aggregate: The maximum number of options granted to any Eligible Employee in a year will not exceed 0.05% of the issued equity shares of the Company at the time of granting of the options. The aggregate of all such options granted shall not exceed five per cent of the aggregate of the number of issued equity shares of the Company, from time to time, on the date(s) of grant of option(s).

Disclosure and accounting policies: The Company shall comply with the disclosure and accounting policies prescribed by Securities and Exchange Board of India (SEBI) and any other appropriate authority, from time to time.

Method of valuation: The Company follows the intrinsic value method for computing the compensation cost, if any, for the options granted. The difference between the compensation cost so calculated and compensation cost that would have been recognised if the Company had used fair value method and its impact on the profits and earnings per share would be disclosed in the Directors' Report. The fair value would be determined using the Black-Scholes model.

In terms of the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 and SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, approval of the Members is sought to issue equity shares, pursuant to the options granted under ESOS, not exceeding in aggregate, five per cent of the number of issued equity shares of the Company, from time to time, as on the date(s) of grant of option(s) under ESOS.

The Board may, in its absolute discretion, provide for an appropriate ESOS to be operated through any ESOS Trust, which shall be governed and operated in terms of the provisions stipulated therein.

The Board/Committee shall have the absolute authority to vary or modify the terms of ESOS in accordance with the regulations and guidelines prescribed by SEBI or regulations that may be issued by any appropriate authority, from time to time, unless such variation, modification or alteration is detrimental to the interests of the employees/Directors (including whole-time Directors).

The Board of Directors accordingly recommend the resolution set out at Item No. 1 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

All the Directors of the Company except Shri Anil D. Ambani may be deemed to be concerned or interested in this Resolution to the extent of the benefit they may derive under ESOS.

Item No. 2 - Payment of Commission to Non-executive Directors

The Board has adopted the Reliance Anil Dhirubhai Ambani Group - Corporate Governance Policies and Code of Conduct, which emphasises Company's adherence to the globally acclaimed best corporate governance principles. The said principles, inter alia, envisage a performance driven remuneration policy.

The Chairman, and the non-executive Directors are required to devote more time and attention to the organisation, more so with the requirements of the revised Corporate Governance Policies. The board therefore recognizes the need to suitably remunerate the Director(s) of the Company who are neither in the wholetime employment nor managing director(s) with such commission upto a ceiling of 1% (if the Company has a Managing or Wholetime Director or Manager) or 3% (if the Company has no Managing or Wholetime Director or Manager) of the net profits of the Company, every year, computed in the manner specified in the Act, or such other limit as may be approved by the Central Government, for a period of 5 years from the financial year commencing 1st April, 2006. The quantum of the said commission would be apportioned amongst the Non Executive Directors commensurate with their respective performance, which will be adjudged by the Remuneration Committee of the Board, based on predefined qualitative and quantitative parameters.

The Board of Directors accordingly recommend the resolution set out at Item No. 2 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

All the non-executive Directors of the Company, may be deemed to be concerned or interested in this resolution to the extent of commission that may be payable to them from time to time.

Item No. 3 - Shifting of Registered Office of the Company from the State of Gujarat to the State of Maharashtra.

The registered office of the Company is presently situated in the State of Gujarat. As a measure of rationalization it is proposed to shift the Registered Office from the State of Gujarat to the State of Maharashtra.

Section 17 of the Companies Act, 1956 provides that for shifting the Registered Office of the Company from one State to another, approval of the members by way of a Special Resolution and confirmation by the Company Law Board is required. Further, pursuant to Section 192A of the Companies Act, 1956, such Special Resolution is required to be passed by means of a postal ballot.

The Board of Directors accordingly recommend the resolution set out at Item No. 3 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

By Order of the Board of Directors

Registered Office:
Village Meghpar/Padana,
Taluka Lalpur, Dist. Jamnagar - 361280.

V. R. Mohan
Company Secretary & Manager

Mumbai, June 9, 2006.

Reliance Capital
Anil Dhirubhai Ambani Group

(18)

Reliance Capital Limited
Reliance Centre,
19, Walchand Hirachand Marg
Ballard Estate, Mumbai 400 001

Tel: +91 22 3032 7000
Fax: +91 22 3032 4099
www.reliancecapital.co.in

July 24, 2006

Ms. Neha Gada
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
BSE Scrip Code : 500111

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block, Bandra Kurla Complex,
Bandra (E), Mumbai - 400 051
NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub. : **Declaration of result of Resolution passed through Postal Ballot**

We refer to our earlier letter dated June 20, 2006 enclosing therewith the Postal Ballot Notice dated June 9, 2006 together with the Postal Ballot form sent to the members of the Company for seeking approval of the business listed therein, pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

Shri Sunil Khandelwal, Chartered Accountant appointed as Scrutinizer by the Board of Directors at their meeting held on June 9, 2006 has submitted his report dated July 21, 2006 addressed to the Chairman, on the Postal ballot forms received from the members. Based on the report submitted by the Scrutinizer, the Chairman has declared the results on July 22, 2006, stating that the following resolutions were passed with requisite majority:

Resolution No.	Type of resolution	Description
1	Special Resolution under Section 81 (1A) of the Companies Act, 1956	Issue of securities under the Employees Stock Option Scheme
2	Special Resolution under Section 309(4) of the Companies Act, 1956	Payment of commission to Non-Executive Director(s)
3	Special Resolution under Section 17 of the Companies Act, 1956	Shifting of Registered Office of the Company from the State of Gujarat to the State of Maharashtra.

We request you to take the same on record.

Thanking you,

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN
DATE 24/7/06

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

c.c : The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Ltd.

MEDIA RELEASE

ADLABS FILMS, A COMPANY PROMOTED BY RELIANCE CAPITAL GROUP (RCL) ANNOUNCES DEMERGER OF FM RADIO BUSINESS

ALL RELIANCE CAPITAL SHAREHOLDERS TO RECEIVE 1 (ONE) FREE SHARE OF ADLABS FM RADIO BUSINESS FOR EVERY 6 (SIX) SHARES HELD IN RCL

DEMERGED COMPANY TO BE SEPARATELY LISTED

DEMERGER TO UNLOCK SUBSTANTIAL SHAREHOLDER VALUE

Mumbai, 24th April 2006: At a board meeting held today, the Board of Directors of RCL noted the proposal of Adlabs Films Limited (AFL) **for de-merger of its FM Radio Business to a wholly owned subsidiary (SPV)**.

The scheme envisages **issue of pro-rata shares by the SPV, to all Shareholders of Adlabs Films Limited, in the ratio of 2 (two) FREE Shares of the SPV, for every 1 (one) Share of Adlabs Films Limited**. **The demerged company is proposed to be separately listed on the BSE and NSE**, to provide liquidity to all shareholders.

Reliance Land Private Limited (RLL), an affiliate company of RCL, will receive 4,12,00,000 (Four Crore Twelve Lakhs) shares of the SPV pursuant to the proposed demerger.

The **shares of the SPV** received by RLL are **proposed to be distributed free of charge, pro-rata to all shareholders of RCL** in the ratio of 1 (one) share of the SPV for every 6 (six) shares held in RCL.

All **shareholders of Reliance Capital Ventures Limited** (RCVL), presently under the process of merger with RCL, **will also receive free shares** as above of the SPV in line with their shareholdings in RCL.

The Scheme is subject to all requisite permissions and approvals, including inter alia, from shareholders, licensing and regulatory authorities, lenders, stock exchanges, High Courts, etc.

The proposal will unlock substantial value for all RCL shareholders, and will enable them to directly participate in the FM Radio business, one of the fastest growing segments in the Media and Entertainment industry.

Adlabs Films recently won licenses for operating FM Radio stations in 45 cities across India, including all leading metro cities.

Background:

Reliance Capital Ltd is a part of the Reliance - Anil Dhirubhai Ambani Group.

Reliance Capital is one of India's leading and fastest growing private sector financial services companies, and ranks among the top 3 private sector financial services and banking companies, in terms of net worth.

Reliance Capital has interests in asset management and mutual funds, life and general insurance, private equity and proprietary investments, stock broking and other activities in financial services.

MEDIA RELEASE

RELIANCE CAPITAL SHAREHOLDERS UNANIMOUSLY APPROVE AMALGAMATION OF RELIANCE CAPITAL VENTURES

SWAP RATIO AT 5 SHARES OF RCL FOR EVERY 100 SHARES OF RCVL

23 LAKH RELIANCE SHAREHOLDERS TO BENEFIT FROM DIRECT HOLDING IN RELIANCE CAPITAL

ELIMINATION OF DUAL LISTING OF RCL AND RCVL

RCL's FULLY DILUTED EQUITY CAPITAL TO REMAIN AT Rs 245 CRORE

Mumbai, 25th April 2006: Shareholders of Reliance Capital Limited (RCL) today unanimously approved, the merger of Reliance Capital Ventures Limited (RCVL) with RCL, at a High Court convened meeting.

The shareholders of RCVL are meeting in Mumbai tomorrow i.e. 26th April 2006, to consider the proposed amalgamation.

The proposed scheme of amalgamation **envisages a share exchange ratio of 5 (five) equity shares of the face value of Rs.10/- each of the Company, for every 100 (one hundred) equity shares of the face value of Rs.10/- each of RCVL (after the allotment of shares pursuant to the demerger of RIL). The share exchange ratio is based on the number of shares of RCL held by RCVL, and is as recommended by the leading international firm, KPMG.**

The shares of RCL held by RCVL will be cancelled under the proposed scheme of amalgamation. The fully diluted equity capital of RCL will remain at **approximately Rs 245 crore**.

The benefits of the proposed scheme are:

- **Direct shareholding of Reliance Capital by 23 lakh Reliance shareholders, leading to enhancement of their value**
- **Elimination of dual listing of RCL and RCVL**
- **Elimination of potential "holding company" discount through RCVL market price**
- **Increased liquidity for all Reliance Capital shareholders**
- **Wider domestic and international shareholder base for RCL**

Background:

Reliance Capital Ltd is a part of the Reliance - Anil Dhirubhai Ambani Group.

Reliance Capital is one of India's leading and fastest growing private sector financial services companies, and ranks among the top 3 private sector financial services and banking companies, in terms of net worth.

Reliance Capital has interests in asset management and mutual funds, life and general insurance, private equity and proprietary investments, stock broking and other activities in financial services.

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

April 3, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

The following information is being furnished to the Securities and Exchange Commission (the "SEC") by Reliance Capital Ventures Limited, a company incorporated under the laws of India ("RCAPVL"), in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Pursuant to a Scheme of Arrangement (the "Scheme") between Reliance Industries Limited ("RIL") and RCAPVL among others, RIL disposed of its financial services including insurance business to RCAPVL. The Scheme was approved by the Bombay High Court. Pursuant to the Scheme, RCAPVL issued its shares to more than two million shareholders of RIL (save and except to certain Specified Shareholders, as defined in the Scheme), in the ratio of one share of RCAPVL for every one share held in RIL, as of January 27, 2006 (being the record date). Consequently, all shareholders of RIL became shareholders of RCAPVL in the same proportion and manner that such shareholders held shares in RIL. RCAPVL was listed on the Bombay Stock Exchange and National Stock Exchange of India on February 21, 2006.

Of the two million RIL shareholders, the vast majority of whom are resident in India, approximately 600 shareholders have registered addresses in the US. We believe that such shareholders have acquired RIL shares pursuant to previous share issuances by RIL and/or market purchases in accordance with applicable laws of India and are therefore entitled to receive RCAPVL shares pursuant to the Scheme. In accordance with the Scheme, RCAPVL will be required to issue its shares to such shareholders (in certificated form or in book entry system, as the case may be).

The list set forth in "Exhibit A" contains the material information that RCAPVL:

(A) has made or is required to make public pursuant to the laws of the Republic of India, its jurisdiction of incorporation;

(B) has filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange; or

(C) has distributed or is required to distribute to its security holders.

We have enclosed communications and materials listed in "Exhibit A" that have been made public, filed or distributed by RCAPVL since January 1, 2006.

We will furnish to the SEC on an ongoing basis the information listed in Exhibit A promptly after such information is made public, filed or distributed as described therein. If the

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

information that we make or are required to make public, file or distribute shall change from that listed above, RCAPVL will furnish the SEC with a revised list reflecting such changes.

In connection with this application for exemption, we furnish you the following supplemental information:

1. To the best of our knowledge, the number of potential holders of RCAPVL equity shares, par value rupees 10.00 per share (the "Equity Shares"), currently resident in the US is 592. Pursuant to the Scheme, such US residents would be issued an aggregate of 500,471 Equity Shares, equivalent to 0.04% of the total number of Equity Shares.

2. There have been no public distributions of Equity Shares by RCAPVL in the US.

This information is being furnished under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the 1934 Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Reliance is subject to the 1934 Act.

Please provide the undersigned with the SEC file number to be used in connection with the furnishing of information by RCAPVL pursuant to Rule 12g3-2(b).

Please contact the undersigned at (+91-22-3038-6286) or Yusuf Safdari of Greenberg Traurig at (650-328-8500) should you have any questions regarding the information furnished with this application for exemption.

Very truly yours
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

Exhibit "A"

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures	
1.	Companies Act, Section 154	Notice of closure of register of members or debenture holders.	Shareholders/ Debenture holders	Not less than seven days before closure of Registers	No Event	--
2.	Exchange Listing Rules (clause 16)	Notice of closure of Transfer books of Shareholders	Stock Exchanges	At least 30 days before the date of closure	No Event	--
3.	• Companies Act Section 171, 217, 219 • Exchange Listing Rules (clause 31, 32 and 49)	Notice of annual general meeting (Annual Report containing Notice, Directors' Report, Balance Sheet, Profit & Loss Account, cash flow statement and report on corporate governance compliance) Notice to shareholders of other general meeting or seeking their approval by Postal Ballot	Shareholders Stock Exchanges	21 days before General Meeting	No Event	-
4.	Companies Act Section 302	Abstract of the terms of appointment/ Reappointment of managerial personnel and material terms of their remuneration.	Shareholders	Within 21 days of appointment / change if it is not part of Explanatory Statement to resolution of such appointment	No Event	
5.	Exchange Listing Rules (clause 19 and 41)	Notice of Board Meeting convened for quarterly financial results, Buy back of securities, dividend or other benefits to investors.	Stock Exchanges	7 days before the board meeting	No Event	

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures	
6.	Exchange Listing Rules (clause 20 and 41)	Intimation after the Board Meeting for quarterly financial results, Buy back of securities, dividend and other benefits to investors.	Stock Exchanges	Within 15 minutes of the closure of Board Meeting	No Event	
7.	Exchange Listing Rules (clause 35)	Disclosure of Shareholding Pattern	Stock Exchanges	Within 15 days of end of the each Quarter	No Event	
8.	Exchange Listing Rules (clause 36)	Intimation regarding any price sensitive or material information including merger, amalgamation corporate restructuring etc.	Stock Exchange	Promptly	a. Intimation of key changes b. Announcement for schedule of listing of Company's Shares on domestic Stock Exchanges c. Intimation for completion of listing on Bombay Stock Exchange and National Stock Exchange	Annexure 1 (a) to (c)
9.	Exchange Listing Rules (clause 47 C)	Certificate of completion of transfer of shares within 30 days of lodgment from Practicing Company Secretary.	Stock Exchanges	Within 30 days of the end of each half year	No Event	
10.	Exchange Listing Rules (Clause 49)	Unaudited half yearly results (non mandatory)	Shareholders	No time limit	No Event	
		Quarterly Compliance Report on Compliance with the Corporate Governance Guidelines	Stock Exchange	Within 15 days of the close of quarter	No Event	
11.	Exchange Listing Rules (clause 30)	Notice of change in Directorship	Stock Exchange	Promptly	Notice of change in Directors	Annexure 2
12.	SEBI (Substantial Acquisition of	Disclosure of Shareholding of person holding more than 15%	Stock Exchanges	Within 30 days from (i) the financial year	No Event	

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures	
	Shares and Takeovers) Regulation, 1997 Regulation 8 (3)	voting rights and by promoters or every person having control over the company with persons acting in concert.		ending 31st March, (ii) the record date for payment of Dividend.		
13.	SEBI (Insider Trading) (Amendment) Regulation, 2002 Regulation 13.6	Disclosure of the number of shares or voting rights held by any person, director, employee and any change in such holdings	Stock Exchanges	Within 5 days from receipt of such disclosure from the person, director, officer.	a. Initial disclosures of Shareholding received from Directors/Officers of the Company. b. Disclosure in terms of Regulation 13(6) received from persons holding more than 5% of the shares of the Company.	Annexure 3
14.	SEBI (Disclosure and Investor Protection) Guidelines, 2000 Regulation 8.3.5	Information Memorandum containing prescribed details	Stock Exchanges	Before Listing of Shares on Stock Exchanges	Information Memorandum submitted to Stock Exchanges	Annexure 4
15.	Secretarial Audit in accordance with SEBI circular No. D&CC/FITTC/CIR-16/2002 dated Dec 31st 2002	Secretarial Audit on Capital Integrity giving reconciliation of securities allowed to be held under electronic mode vis a vis the total capital	Stock Exchange	Within 30 days of the close of quarter	No Event	

Annexure – 1a

Reliance Capital Ventures Limited

Maker Chamber IV, 3rd Floor, 222, Nariman Point, Mumbai 400 021

10th February, 2006

Shri Sanjay Golecha,
General Manager, Corporate Services
The Bombay Stock Exchange Limited
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort, Mumbai 400 001
Telephone: 2272 1121/ 1122.
Facsimile: 2272 2037/2039/2041/2061/3719

Shri Hari K.,
Asst. Vice President
National Stock Exchange of India Ltd.,
Exchange Plaza
Bandra – Kurla Complex
Bandra (East), Mumbai 400 051
Telephone: 2659 8100 / 5641 8100
Facsimile: 2659 8237 / 8238

Dear Sirs,

Sub: Intimation of key changes

In continuation to our letter dated February 8, 2006, we wish to inform you as under:

1. The Registered Office of the Company has been shifted to H Block, 1st floor, Dhirubhai Ambani Knowledge City (DAKC), Navi Mumbai-400 710, Phone No. +91 22 3038 6286, Fax No. +91 22 3037 6622.

2. The address of the Corporate Office of the Company is Reliance Centre, 19, Walchand Hirachand Marg, Ballard Estate, Mumbai – 400 038, Phone No. +91 22 3032 7409, Fax No. +91 22 3032 7896.

3. The undersigned has been appointed as the Deputy Company Secretary and the Compliance Officer of the Company by the Board of Directors of the Company.

4. All the earlier powers and authorities delegated by the erstwhile management prior to February 7, 2006 stand withdrawn and revoked.

We request you to kindly address all your correspondence at the changed addresses as mentioned above.

Please acknowledge the receipt.

Thanking you,

Yours faithfully,
For **RELIANCE CAPITAL VENTURES LIMITED**

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.......
DATE....10/2/06

HIMANSHU AGARWAL
DEPUTY COMPANY SECRETARY

RELIANCE CAPITAL VENTURES LIMITED

Registered Office.: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

24th March, 2006

The General Manager
The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121/ 1122
Facsimile: 2272 2037/2039/2041/2061/3719

Dear Sirs

Sub: **Media release on tentative time schedule for implementation of proposed amalgamation**

We enclose herewith a copy of Media Release issued today, the 24th March, 2006, on the above subject for your kind information and record.

Yours faithfully
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

Encl:

Reliance Capital Ventures Limited
Registered Office. 'H' Block, 1st Floor, 'A' Wing, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

MEDIA RELEASE

RELIANCE CAPITAL VENTURES LIMITED GIVES TENTATIVE AND INDICATIVE TIME SCHEDULE FOR IMPLEMENTATION OF ITS PROPOSED AMALGAMATION WITH RELIANCE CAPITAL LIMITED

Mumbai, March 18 2006: Reliance Capital Ventures Limited (RCAPVL), today stated that the Hon'ble High Court of Judicature at Bombay has directed the convening of a meeting of Shareholders of RCAPVL on April 26, 2006 to approve the Scheme of Amalgamation of RCAPVL with Reliance Capital Limited (RCL). The Meeting of Equity Shareholders of RCL has been convened by the Hon'ble High Court of Gujarat on April 25, 2006.

RCAPVL also announced a tentative and indicative time schedule for the implementation of its proposed amalgamation with Reliance Capital Limited, for the information of its more than 20 lakh shareholders, as under:

Sr. No.	Activity	Tentative and indicative time
1	Court convened meetings of Shareholders for approval of the Scheme (creditors meetings have been dispensed with by the Court).	April 26, 2006.
2	Filing of the Petition with High Courts seeking sanction of the Scheme	Soon after April 26, 2006.
3	Hearing on the Petition and sanctioning of the Scheme	Week beginning June 5, 2006.
4	Filing of the Court Order with ROC – Effectiveness of the Scheme	Week beginning June 12, 2006.
5	Record Date	Week beginning July 10, 2006.
6	Allotment and Listing of Shares of the Resulting Company	Week beginning July 17, 2006.

(6)

Reliance Communications

Ventures Ltd.

Anil Dhirubhai Ambani Group

RCoVL/MR/2006/01

MEDIA RELEASE

Reliance Communications lists on BSE and NSE

Listing of 4 Reliance – Anil Dhirubhai Ambani Group compaies completed in record time of less than 4 weeks

Birth of Reliance - ADAG creates value of Rs. 70,000 crore (US$ 16 billion) for over 2 million Reliance shareholders

Reliance – ADAG emerges among top 3 business houses in the country on all major financial and operational parameters

Mumbai, March 6, 2006: Reliance Communications Ventures Ltd. (RCVL), India's leading integrated telecommunications company, a member of the Reliance – Anil Dhirubhai Ambani group, was listed today at the Bombay Stock Exchange and National Stock Exchange.

This completes the listing of all 4 Reliance – ADAG companies arising from the demerger of Reliance Industries Ltd. (RIL), **in a record time of less than 4 weeks** from the date Reliance – ADAG received control of these companies.

The 4 Reliance – ADAG companies are:

- Reliance Communications Ventures Ltd.
- Reliance Natural Resources Ltd.
- Reliance Energy Ventures Ltd.
- Reliance Capital Ventures Ltd.

The birth of Reliance - ADAG has created unprecedented value for over 2 million Reliance shareholders, generating incremental wealth of over Rs. 70,000 crore (US$ 16 billion) – which in less than 9 months is nearly equal to RIL's entire market capitalization built over 28 years.

Reliance – ADAG has emerged among the top 3 business houses in the country, on all major financial and operational parameters:

- **Net Worth of Rs. 25,000 crore (US$ 6 billion)**
- **Operating Profit of over Rs. 5,000 crore (US$ 1.1 billion)**
- **Market Capitalisation of over Rs. 86,000 crore (nearly US$ 20 billion)**
- **Over 25 million customers**
- **Over 8 million shareholders**

Reliance Communications
Ventures Ltd.
Anil Dhirubhai Ambani Group

Notes:

1. Operating profit is based on annualized profit for quarter ended 31st December, 2005.

2. Market capitalization is based on fully diluted equity share capital, and includes imputed value for RCoVL assuming 100% ownership of all telecom assets on indicative basis, though presently RCoVL holds less than 100% shareholding in its operating companies.

(1)

Media Release

Reliance

RELIANCE – ANIL DHIRUBHAI AMBANI GROUP WELCOMES DIRECTORS ON THE BOARDS OF FOUR GROUP COMPANIES

Mumbai, 8th February 2006: The Board of Directors of the following Reliance – Anil Dhirubhai Ambani Group Companies held their respective meetings today:

- Reliance Capital Ventures Limited
- Reliance Energy Ventures Limited
- Reliance Natural Resources Limited
- Reliance Communication Ventures Limited

At the respective meetings held today, the Boards welcomed the appointment of Shri Anil D. Ambani as the Chairman of the Company.

Reliance Communication Ventures Limited:

The Board welcomed Shri S.P.Talwar and Shri J. Ramachandran as Directors of the Company.

Shri S. P. Talwar is a former Deputy Governor of Reserve Bank of India. He is also former Chairman-cum-Managing Director of Bank of Baroda. He has vast experience in financial services sector in the country.

Shri J. Ramachandran is Chair Professor of Business Policy at the Indian Institute of Management, Bangalore. He is a qualified Chartered and Cost Accountant and obtained his doctorate from the Indian Institute of Management, Ahmedabad. He has served as a consultant to various multinational and Indian companies including Hewlett Packard, Wipro, Infosys and LIC.

Reliance Natural Resources Limited:

The Board welcomed Shri S.L. Rao, Shri Bakul Dholakia and Shri J.L.Bajaj as Directors of the Company.

Shri S.L.Rao was the first Chairman of the Central Electricity Regulatory Commission (CERC) in 1998. He is currently Chairman, Board of Governors of the Institute for Social and Economic Change, Bangalore; Distinguished Visiting Fellow at The Energy and Resources Institute (TERI); a widely read newspapers columnist, writer and speaker on management, consumer markets, the economy and energy issues.

Media Release

Reliance

Shri Bakul Dholakia is currently Director of Indian Institute of Management, Ahmedabad. He is a consultant to several national and international organizations, Board Member of Reserve Bank of India (Western Area), Member of National Productivity Council, and external director on the Boards of ONGC and Mahanagar Gas.

Shri J.L. Bajaj is former Chairman of Uttar Pradesh Electricity Regulatory Commission (UPERC). He is a retired Secretary in the Department of Economic Affairs, Ministry of Finance, Government of India and is currently the Chairman of the Administrative Reforms and Decentralisation Commission of the Government of Uttar Pradesh. He has held various senior level positions in central and state government entities and has authored a number of books and articles.

Reliance Energy Ventures Limited:

The Board welcomed Shri S.L. Rao and Shri V.R.Galkar as Directors of the Company.

Shri S.L.Rao was the first Chairman of the Central Electricity Regulatory Commission (CERC) in 1998. He is currently Chairman, Board of Governors of the Institute for Social and Economic Change, Bangalore; Distinguished Visiting Fellow at The Energy and Resources Institute (TERI); a widely read newspapers columnist, writer and speaker on management, consumer markets, the economy and energy issues.

Shri V.R.Galkar is the former Executive Director (Investment), Life Insurance Corporation of India. He was with LIC for the about 22 years and handled various assignments such as Planning, Housing Finance, Marketing, etc. during his tenure.

Reliance Capital Ventures Limited:

The Board welcomed the appointment of Shri Rajendra P. Chitale and Shri S.P. Talwar as Directors of the Company.

Shri Rajendra P. Chitale is an eminent Chartered Accountant and Managing Partner, M/s M. P. Chitale & Co. He is a Director on the Boards of National Stock Exchange of India Ltd (NSE), Asset Reconstruction Company (India) Ltd, and Gujarat Ambuja Cements Ltd. He is also a member of the Takeover Panel, Securities and Exchange Board of India, the Company Law Advisory Committee of Government of India, and the Advisory Group on Derivatives, Securities and Exchange Board of India.

Shri S. P. Talwar is a former Deputy Governor of Reserve Bank of India. He is also former Chairman-cum-Managing Director of Bank of Baroda. He has vast experience in financial services sector in the country.

The resignation of RIL's nominees, Shri Sandeep Tandon and Shri L.V. Merchant, from the Boards of all four companies was also noted.

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

25th March, 2006

Shri S. Subramanian
DCS – CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street, Fort,
Mumbai – 400 001

Fax :- 2272 2037/39/41/61/3121/3719
BSE Script code : 532703

Listing Department
The National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051

Fax :- 2659 8237/ 38
NSE Symbol :- RCAPVL

Dear Sir,

Sub. :- Initial Disclosure as required under SEBI (Prohibition of Insider Trading) Regulations, 1992

With reference to above captioned subject, we wish to inform you that the Company has adopted a Code on Insider Trading as required under the SEBI (Prohibition of Insider Trading) Regulations, 1992.

We are enclosing herewith a statement showing the details of the initial disclosures made by the Directors and designated employees to the Company under Regulation 13 of the SEBI (Prohibition of Insider Trading) Regulations, 1992, as required.

Kindly acknowledge the receipt.

Thanking you.

Yours faithfully,
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

Encl. :- As above.

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

Form B

Securities & Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

[Regulation 13 (2) and (6)]

Regulation 13(2) – Details of shares held by Director or Officer of a Listed company

Name and address Director/Officer	Date of assuming office of Director /Officer	No. of shares/ voting rights held at the time of becoming Director/ Officer	Date of intimation to company	Mode of acquisition (Market purchase/ Public/ rights/ preferential offer etc.	Trading member through whom the trade was executed with SEBI Registration No. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value
Shri Anil D. Ambani 39, Sea Wind, Cuffe Parade Mumbai-400 005.	8.2.2006	1859271	On the date of assuming the office	Allotment under the scheme of arrangement	N.A.	N.A.	N.A.	N.A.

For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy.Company Secretary

Date :- 25.03.2006

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel:(91) 022-30386286 Fax: (91) 022-3037 6622

15th February, 2006

The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

Dear Sirs,

Re: Disclosure in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

This is to inform you that the Company has received disclosure in terms of Regulation 13(3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 from M/s Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited.

Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited vide its letter dated 10th February, 2006 has informed the Company, that they have acquired 31,16,91,896 equity shares of Rs. 10 /- each through off-market purchase which together with its existing holding of 126 equity shares of Rs.10/- each represent 25.48% of the paid-up equity share capital of the Company.

The disclosure in the prescribed format (Form C) as required in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 is attached.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **RELIANCE CAPITAL VENTURES LIMITED**

AUTHORISED SIGNATORY

NSEIL
16 FEB 2006
Contents not Verified

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
(Regulation 13 (3) and (6)

Regulation 13(3) – Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & address of shareholders	Shareholding prior to acquisition/~~sale~~ (No. of shares)	No. & % of shares/voting rights acquired/~~sold~~	Receipt of allotment advice/acquisition of shares/~~sale of shares~~ – specify	Date of intimation to company	Mode of acquisition (market purchase/public/rights/preferential offer etc.)	No. & % of shares/voting rights post-acquisition/sale	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity (No. of shares)	Buy value	Sell quantity	Sell value
Anadha Enterprise Private Limited Reliance Energy Centre, Santacruz (east) Mumbai 400 055	63 equity shares	27,02,92,719 equity shares (22.10%)	Acquisition of shares on 06.02. 06	10.02.06	Inter-se transfer among Group	27,02,92,782 equity shares (22.10%)	Direct	Off market	27,02,92,719 equity shares (22.10%)	NA	-	-
Bhavan Merchantile Private Limited Reliance Energy Centre, Santacruz (east) Mumbai 400 055	63 equity shars	4,13,99,186 equity shars (3.38%)	Acquisition of shares on 06.02. 06	10.02.06	Inter-se transfer among Group	4,13,99,249 equity shares (3.38%)	Direct	Off market	4,13,99,186 equity shares (3.38%)	NA	-	-

Date: February 15, 2006
Place: Mumbai

For Reliance Capital Ventures Limited

Authorized Signatory

Annexure 3b)

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel:(91) 022-30386290 Fax: (91) 022-3037 6622

24th February, 2006

The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

Dear Sirs,

Re: **Disclosure in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.**

This is to inform you that the Company has received disclosure in terms of Regulation 13(3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 from Bhavan Mercantile Private Limited.

Bhavan Mercantile Private Limited vide its letter dated 20th February, 2006 has informed the Company, that they have acquired 11,45,56,704 equity shares of Rs. 10 /- each, by way of inter-se transfer amongst group. As on the date of such acquisition the shares of the Company are unlisted.

The disclosure in terms of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 is attached.

Thanking you,

Yours faithfully,

For RELIANCE CAPITAL VENTURES LIMITED

AUTHORISED SIGNATORY

Annexure 4

INFORMATION MEMORANDUM

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 0710
Phone: 022-3038 6268 Fax: 022- 3037 6622, Website: www.rcapvl.in
Contact person: Himanshu G. Agarwal Email: himanshu.g.agarwal@rel.co.in

Reliance Capital Ventures Limited was originally incorporated on September 3, 2004 under the Companies Act, 1956 as Reliance Energy Technical Services Private Limited. The name of the Company was thereafter changed to Reliance Technical Services Private Limited on January 17, 2005. The status of the Company was changed to public limited company on July 25, 2005.and the name was thereafter changed to its present name Reliance Capital Ventures Limited on August 3, 2005.

INFORMATION MEMORANDUM FOR LISTING OF 1,223,130,422 EQUITY SHARES OF RS. 10 EACH.

NO EQUITY SHARES ARE PROPOSED TO BE SOLD OR OFFERED PURSUANT TO THIS INFORMATION MEMORANDUM

GENERAL RISKS

Investments in equity and equity-related securities involve a degree of risk and investors should not invest in the equity shares of Reliance Capital Ventures Limited unless they can afford to take the risk of losing their investment. Investors are advised to read the Risk Factors carefully before taking an investment decision in the shares of Reliance Capital Ventures Limited. For taking an investment decision, investors must rely on their own examination of the Company including the risks involved.

ABSOLUTE RESPONSIBILITY OF RELIANCE CAPITAL VENTURES LIMITED

Reliance Capital Ventures Limited having made all reasonable inquiries, accepts responsibility for, and confirms that this Information Memorandum contains all information with regard to Reliance Capital Ventures Limited, which is material, that the information contained in this Information Memorandum is true and correct in all material aspects and is not misleading in any material respect, that the opinions and intentions expressed herein are honestly held and that there are no other facts, the omission of which makes this Information Memorandum as a whole or any of such information or the expression of any such opinions or intentions misleading in any material respect.

LISTING

The Equity Shares of Reliance Capital Ventures Limited are proposed to be listed on Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

REGISTRAR AND TRANSFER AGENT

Karvy Computershare Private Limited
(Unit: Reliance Capital Ventures Limited)
Plot No. 17 – 24,
Vittal Rao Nagar, Madhapur
Hyderabad - 500 081
Email : praveendmr@karvy.com
Tel No: 40-23431545
Fax No: 40-23431551
Contact Person: Praveen Chaturvedi

TABLE OF CONTENTS

DEFINITIONS, ABBREVIATIONS & INDUSTRY RELATED TERMS

Term	Description
"RCVL" or "Company" or "Our Company" or "Resulting Company" or Reliance Capital Ventures Limited	Reliance Capital Ventures Limited, a Public Limited Company incorporated under the provisions of the Companies Act, 1956
"We" or "us" and "our"	Refers to Reliance Capital Ventures Limited
Articles/Articles of Association	Articles of Association of Reliance Capital Ventures Limited
"ADA"	Anil Dhirubhai Ambani, son of late Dhirubhai H. Ambani.
"ADA Group"	"ADA Group" means ADA and his Affiliates and the term "ADA Group Members" shall mean any one of them.
"Affiliate" of ADA or ADA Group	Includes: a) ADA, his wife, his lineal and blood descendants, spouses of such lineal and blood descendants and children and grand children including step or adoptive, family trusts and Hindu Undivided Family; and b) Any company, firm, body corporate, association of persons, associates or other entity controlled, directly or indirectly by ADA or ADA Group as the case may be.
Auditors	The Statutory Auditors of Reliance Capital Ventures Limited
Board of Directors/Board/Directors	The Board of Directors of Reliance Capital Ventures Limited
BSE	Bombay Stock Exchange Limited
CDSL	Central Depository Services(India) Limited
Companies Act / Act	The Companies Act, 1956, as amended from time to time
Current year	April 1, 2005 to December 31, 2005
Demerged Company or RIL	Reliance Industries Limited, a Public Limited Company incorporated under the provisions of the Companies Act, 1956
DSE	Designated Stock Exchange
EPS	Earnings per Equity Share
Equity Shares	Equity Shares of the Company of Rs. 10 each unless otherwise specified in the context thereof
Financial Services Undertaking	Demerged Company's undertaking, business, activities and operations pertaining to financial services business (including insurance) comprising all the assets (moveable and immoveable) and liabilities, which relate thereto or are necessary therefor including specifically the following: (i) All investments of the Demerged Company in Reliance Capital Limited, RLIC Limited and Reliance General Insurance Company Limited and other assets through which the Demerged Company carries on its business, activities and operations pertaining to financial services business (including insurance) described in Part 'A' of Schedule III of the Scheme; (ii) All the debts (whether secured or unsecured), liabilities (including contingent liabilities), duties and obligations of the Demerged Company of every kind, nature and description whatsoever and howsoever accruing or arising out of , and all loans and borrowings raised or incurred and utilized for its businesses, activities and operations pertaining to financial services business (including insurance) described in Part 'B' of Schedule III of the Scheme;

Term	Description
	(iii) All agreements, rights, contracts, entitlements, permits, licences, approvals, consents, engagements, arrangements and all other privileges and benefits of every kind, nature and description whatsoever relating to the Demerged Company's business, activities and operations pertaining to its financial services business (including insurance); (iv) All intellectual property rights, records, files, papers, data and documents relating to the Demerged Company's business, activities and operations pertaining to its financial services business (including insurance); and (v) All employees engaged in or relating to the Demerged Company's business, activities, and operations pertaining to its risks and financial services business (including insurance).
Financial year / fiscal / FY	The twelve months ended 31st March, unless otherwise stated
Group	Persons constituting group coming within the definition of 'group' as defined in the Monopolies and Restrictive Trade Practices Act, 1969 as stated in the last published Annual Report of the Company.
HUF	Hindu Undivided Family
Information Memorandum	This document filed with the Stock Exchanges is known as and referred to as the Information Memorandum
I.T. Act	The Income-tax Act, 1961, as amended from time to time, except as stated otherwise
Memorandum/Memorandum of Association	The Memorandum of Association of Reliance Capital Ventures Limited
NSDL	National Securities Depository Limited
NSE	National Stock Exchange of India Limited
RBI	Reserve Bank of India
Registered office of Company	H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 0710
ROC	Registrar of Companies, Maharashtra at Mumbai
Scheme	Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 between Reliance Industries Limited, Global Fuel Management Services Limited (since renamed as Reliance Natural Resources Limited), Reliance Capital Ventures Limited, Reliance Communication Ventures Limited and Reliance Energy Ventures Limited and their respective shareholders and creditors, sanctioned by the High Court of Judicature at Bombay on December 9, 2005 and effective from December 21, 2005.
SEBI	Securities and Exchange Board of India constituted under the Securities and Exchange Board of India Act,1992
SEBI Act	Securities and Exchange Board of India Act, 1992 as amended from time to time
SEBI Guidelines	Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 issued by Securities and Exchange Board of India effective from January 27, 2000, as amended, including instructions and clarifications issued by Securities and Exchange Board of India from time to time
Stock Exchanges	BSE and NSE
RCL	Reliance Capital Limited
RGIL	Reliance General Insurance Company Limited
RLIL	RLIC Limited (formerly Reliance Life Insurance Company Limited)
RIIL	Reliance Industrial Infrastructure Limited

CERTAIN CONVENTIONS; USE OF MARKET DATA

Unless stated otherwise, the financial data in this Information Memorandum is derived from our unconsolidated financial statements prepared in accordance with Indian GAAP. Our last financial year commenced on April 1, 2005 and ended on December 31, 2005. In this Information Memorandum, any discrepancies in any table between the total and the sums of the amounts listed are due to rounding-off.

For definitions, please see the section titled "Definitions, Abbreviations and Industry Related Terms".

All references to "India" contained in this Information Memorandum are to the Republic of India. All references to "Rupees" or "Rs." are to Indian Rupees, the legal currency of the Republic of India.

Unless stated otherwise, industry data used throughout this Information Memorandum has been obtained from industry publications. Industry publications generally state that the information contained in those publications has been obtained from sources believed to be reliable but that their accuracy and completeness is not guaranteed and their reliability cannot be assured. Although we believe that industry data used in this Information Memorandum is reliable, it has not been independently verified. The information included in this Information Memorandum about the various other Companies is based on their respective Annual Reports and information made available by the respective companies

FORWARD-LOOKING STATEMENTS

We have included statements in this Information Memorandum, that contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions that are "forward-looking statements".

All forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. Important factors that could cause actual results to differ materially from our expectations include, among others:

- General economic and business conditions in India and other countries;
- Our ability to successfully implement our strategy, our growth and expansion plans and technological changes;
- Changes in the value of the Rupee and other currency changes;
- Changes in Indian or international interest rates;
- Changes in laws and regulations in India;
- Changes in political conditions in India; and
- Changes in the foreign exchange control regulations in India.

For further discussion of factors that could cause our actual results to differ, see the section titled "Risk Factors". By their nature, certain risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses could materially differ from those that have been estimated.

We do not have any obligation to, and do not intend to, update or otherwise revise any statements reflecting circumstances arising after the date hereof or to reflect the occurrence of underlying events, even if the underlying assumptions do not come to fruition.

RISK FACTORS

An investment in equity shares involves a high degree of risk. You should carefully consider all of the information in this Information Memorandum, including the risks and uncertainties described below. If any of the following risks actually occur, our business, financial condition and results of operations could suffer, the trading price of our Equity Shares could decline, and you may loose all or part of your investment.

Internal Risk Factors

Reliance Capital Ventures Limited ("RCVL") is a Company which has been vested with Financial Services Undertaking, as defined under the Scheme, pursuant to demerger of Reliance Industries Limited (RIL), comprising inter-alia equity shares in the operating companies viz. Reliance Capital Limited ("RCL"), Reliance General Insurance Company Limited ("RGIL") and RLIC Limited ("RLIL"). Therefore, the only source of its income is from its investments in RCL, RGIL and RLIL. Therefore, any adverse financial impact on the operations/business of RCL, RGIL and RLIL could have negative impact on the revenue of RCVL. Further, RCVL would hold less than 50% of the share capital of RCL, RGIL, RLIL and hence may not be in a position to control the management of these companies.

Downturns or disruptions in the securities markets could reduce transaction volumes, and could cause a decline in the business and impact our profitability.

We are affected directly by national and global economic and political conditions, broad trends in business and finance, disruptions to the securities markets and changes in volume and price levels of securities and future transactions.

Sudden substantial sales by shareholders could cause the price of equity shares to decline.

As there is no lock-in provision on the equity shares after listing, sale of substantial number of equity shares could lead to fall in market prices of the equity shares.

The Trade Mark Management Agreement, and Non Compete Agreement, entered into with RIL, while the company was still under RIL's control, may not be amended to protect the interests of our company, and/or the same may not be implemented, and this may adversely impact interests of our Company and its shareholders.

Our Company has entered into a Trade Mark Management Agreement, and Non Compete Agreement with RIL, while the company was still under RIL's control. The said Agreements have been signed despite the dissent of the only Director on the Board representing Shri Anil D. Ambani, under whose control the company now is, and will remain in the future. The Agreements as signed do not correctly reflect the agreed position between our Company and RIL. There is no certainty that the said Trade Mark Management Agreement, and Non Compete Agreements with RIL will be amended to protect the interests of our company and its shareholders, and/or that the same will be implemented, and this may adversely impact our company and its shareholders.

External Risk Factors

Legal and Compliance Risk

We are subject to extensive regulation by SEBI, Stock Exchanges and other market regulators in India. New laws/rules and changes in any law and application of current laws/rules could affect our manner of operations and profitability.

The Company holds investments in RCL, RGIL and RLIL. Any adverse financial impact arising out of regulatory changes and/or a material litigation with respect to RCL, RGIL and RLIL could have negative impact on the Company.

We have proposed the amalgamation of our Company with Reliance Capital Limited. If the amalgamation proposal is not implemented, the same may adversely affect operations and profitability.

We have proposed our amalgamation with Reliance Capital Limited, a Company in which we hold significant shareholding. The amalgamation is dependent on several permissions, sanctions and approvals, and if we are not able to obtain the same, the amalgamation proposal may not be implemented, which may affect operations and profitability of our company.

Terrorist attacks and other acts of violence or war involving India and other countries could adversely affect the financial markets, resulting in a loss of business confidence and adversely affect the business, results of operations and financial condition.

Terrorist attacks and other acts of violence or war, including those involving India or other countries and other such acts, could adversely affect Indian and worldwide financial markets. Such acts may also result in a loss of business confidence and have other consequences that could adversely affect our business, results of operations and financial condition. Increased volatility in the financial markets can have an adverse impact on the economy of India and other countries including economic recession.

After listing, the prices of our Company's equity shares may be volatile, or an active trading market for our Company's equity shares may not develop.

There has been no public market for the Company's equity shares till now and the prices of the Company's equity shares may fluctuate after listing. There can be no assurance that an active trading market for the equity shares will develop or be sustained after this listing. The Company's share price could be volatile.

This section should also be read in conjunction with the section titled "Outstanding Litigation and Material Developments".

INTRODUCTION

Summary

You should read the following summary together with the risk factors and the more detailed information about us and our financial results included elsewhere in this Information Memorandum.

Industry and Business Overview

Pursuant to the Scheme, the Company stands vested with the Financial Services Undertaking, as defined under the Scheme comprising, inter-alia equity shares in the operating companies viz. 6,00,89,966 Equity Shares of Rs. 10 each of Reliance Capital Limited; 2,55,00,175 Equity shares of Rs. 10 each of Reliance General Insurance Company Limited; and 5,00,175 Equity Shares of Rs. 10 each of RLIC Limited. Therefore, the main source of the Company's income will be from its investments in RCL, RGIL and RLIL. RCL is a Company whose equity shares are listed on BSE and NSE. The Equity shares of RGIL and RLIL are not listed on any Stock Exchange. None of these companies is a Subsidiary of the Company.

The capital markets and securities transactions are regulated by the Capital Markets division of the Department of Economic Affairs of the Government of India. The Indian Financial system is regulated and supervised by two government agencies under the Ministry of Finance namely the (a) SEBI and (b) RBI. All parts of the financial system are interconnected with one another and the jurisdictions of the RBI and the SEBI overlap in many fields.

Merger of RCVL and RCL

Reliance Capital Limited (RCL) and Reliance Capital Ventures Limited (RCVL) at their meetings of the Board of Directors held on January 2, 2006, and February 8, 2006, respectively, have considered and approved the proposal for amalgamation of Reliance Capital Ventures Limited (RCVL) with RCL.

The proposed Scheme of Amalgamation envisages the share exchange ratio of 5 equity shares of the face value of Rs. 10 each of RCL for every 100 equity shares of the face value of Rs 10/- each of RCVL. The exchange ratio has been based on the recommendations of the internationally recognized company, KPMG India Private Ltd. The shares of RCL held by RCVL will be cancelled under the proposed Scheme of Amalgamation. The proposed Scheme of Amalgamation is subject to the approvals of the, the Shareholders of RCL and RCVL, the stock exchanges, the High Courts, and all other requisite permission, sanctions and approvals.

In case the proposal is approved, RCVL will be dissolved and the shareholders of RCVL will receive new shares allotted by RCL in the ratio specified above.

GENERAL INFORMATION

Reliance Capital Ventures Limited was originally incorporated on September 3, 2004 under the Companies Act, 1956 as Reliance Energy Technical Services Private Limited. The name of the Company was thereafter changed to Reliance Technical Services Private Limited on January 17, 2005. The status of the Company was changed to public limited company on July 25, 2005 and the name was thereafter changed to its present name Reliance Capital Ventures Limited on August 3, 2005.

Address of Registered Office of Company

Reliance Capital Ventures Limited,
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 0710.
Tel: 022-3038 6268
Fax: 022- 3037 6622

Registration Number 11-148390

Address of Registrar of Companies

Registrar Of Companies,
100 Everest Building, Marine Drive
Mumbai – 400 002, Maharashtra

Board of Directors as on the date of filing of the draft Information Memorandum

No.	Name
1.	Anil D. Ambani – Chairman
2.	Amitabh Jhunjhunwala
3.	S. P. Talwar
4.	Rajendra P. Chitale

For further details of the Board of Directors of the Company, please see – the Section titled "Management".

Deputy Company Secretary and Compliance Officer

Himanshu G. Agarwal
Reliance Capital Ventures Limited,
H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 0710.
Telephone: 022-3038 6268
Fax: 022- 3037 6622
Email : himanshu.g.agarwal@rel.co.in

Bankers to the Company

ICICI Bank Limited
Free Press Building,
Free Press Journal Road,
215, Nariman Point,
Mumbai - 400 021
Telephone : 022-22853594
Fax: 022-22853591
Email: hiten.dave@icicibank.com

Auditors
RSM & Co. Chartered Accountants
Ambit RSM House, 449 Senapati Bapat Marg,
Lower Parel, Mumbai 400 013
Tel: 022-39821819
Fax: 022-39823020
Email: geninfo@rsmin.com

Registrar and Transfer Agent
Karvy Computershare Private Limited
Plot No. 17 – 24, Vittal Rao Nagar,
Madhapur, Hyderabad - 500 081
Tel: 040-23431545
Fax: 040-23431551
Email: praveendmr@karvy.com
Contact Person: Praveen Chaturvedi

CAPITAL STRUCTURE

SHARE CAPITAL

Consequent to issue and allotment of shares pursuant to the Scheme, the Share Capital of the Company is as follows

Rupees

A.	Authorized Share Capital 1,250,000,000 Equity Shares of Rs. 10 each [2]	12,500,000,000
B.	Equity Capital after the implementation of the Scheme 1,223,130,422 Equity Shares of Rs. 10 each	12,231,304,220
C.	Share Premium Account Before the Scheme After the Scheme	 - -

1) The Authorized Share Capital of the Company at the time of incorporation was Rs. 1,00,000 divided into 10,000 equity shares of Rs. 10 each. Subsequently the Authorized share capital was increased to Rs. 500,000 vide an ordinary resolution passed at its Extraordinary General Meeting held on July 21, 2005.

2) Authorized Share Capital of the Company has been increased to Rs. 1,250 Crores divided into 125 Crores equity shares of Rs. 10 each in terms of Clause 15.1 of the Scheme and vide an ordinary resolution passed at the Extraordinary general meeting held on December 24, 2005.

3) As per the Clause 15.2 of the Scheme, the Company has issued and allotted 1,223,130,422 equity shares to the eligible members of Reliance Industries Limited (except the Specified Shareholders as defined in clause 1.37 of the Scheme) on January 27, 2006.

4) Prior to the allotment of shares as per the Scheme the Issued, Subscribed, and Paid up Share Capital of the Company was Rs 5,00,000 divided into 50,000 equity shares of Rs. 10 each. In terms of Clause 16.2 of the Scheme, these shares held by RIL have been cancelled.

Notes to Capital Structure

1) Share Capital History of the Company

Sr. No.	Date of Allotment	Date when Fully Paid-up	Consideration	No of Equity Shares	Face Value (Rs.)	Issue Price (Rs.)	% of post Arrangement paid-up Capital	Lock-in period
1.	September 8, 2004	September 8, 2004	Cash	10,000	10	10	-	-
2.	July 25, 2005	July 25, 2005	Cash	40,000	10	10	-	-
3.	January 27, 2006	January 27, 2006	Issuance of Equity Shares pursuant to the Scheme	1,223,130,422	10	N.A.	100	-
4.	January 27, 2006	January 27, 2006	Cancellation pursuant to Scheme	(50,000)	10	10	-	N.A.

2) Save and except inter-se transfer of shares amongst Group (viz. Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited, Aavaran Textiles Private Limited, Akshar Traders Private Limited, Amur Trading Private Limited, Anumati Mercantile Private Limited, Bahar Trading Private Limited, Bhumika Trading Private Limited, Clarion Investments And Trading Company Private Limited, Dainty Investments And Leasings Private Limited, Ekansha Enterprise Private Limited, Eklavya Mercantile Private Limited, Fiery Investments & Leasing Private Limited, Florentine Trading Private Limited, Hercules Investments Private Limited, Jagdanand Investments And Trading Company Private Limited, Jagdishvar Investments And Trading Company Private Limited, Jogiya Traders Private Limited, Kankhal Investments And Trading Company Private Limited, Kedareshwar Investments And Trading Company Private Limited, Kudrat Investment And Leasing (India) Private Limited, Lazor Syntex Private Limited, Madhuban Merchandise Private Limited, Nikhil Investments Company Private Limited, Ornate Traders Private Limited, Orson Trading Private Limited, Pams

Investments And Trading Company Private Limited, Pratiksha Finance & Leasing Company Private Limited, Pururava Traders Private Limited, Radharaman Textiles Trading Private Limited, Rajniketan Traders Private Limited, Rashi Trading Company Private Limited, Reliance Enterprises Limited, Reliance Industrial Infrastructure Limited, Reliance Welfare Association, Real Fibres Private Limited, Reliance Consolidated Enterprises Private Limited, Rishiraj Merchandise Private Limited, Riyaz Trading Private Limited, Sanatan Textrade Private Limited, Sanchayita Mercantile Private Limited, Shangrila Investments And Trading Company Private Limited, Silkina Trading Private Limited, Silvassa Hydrocarbons & Investments Private Limited, Soumya Finance And Leasing Company Private Limited, Sumiran Investments Private Limited, Swarag Traders Private Limited, Tresta Trading Private Limited, Velocity Trading Private Limited, Vita Investments And Trading Company Private Limited and Yangste Trading Private Limited), the Promoters of the Company, their relatives and associates and their directors have not purchased or sold or financed, directly or indirectly, any equity shares of RCVL from the date of approval of the Scheme by the High Court till the date of submission of this Information Memorandum.

Shareholding pattern of the Company before and after the Scheme (as on the date of Information Memorandum):

CATEGORY		Pre Demerger NO. OF EQUITY SHARES	Pre Demerger %	Post Demerger** NO. OF EQUITY SHARES	Post Demerger** %
A	PROMOTERS HOLDING				
1	Promoters				
	Indian Promoters @	*50,000	100.00	49,58,94,812	40.54
	Foreign Promoters	0	0.00		
	Sub Total	**50,000**	**100.00**	**49,58,94,812**	**40.54**
B	NON-PROMOTERS HOLDING				
2	Institutional Investors				
(a)	Mutual Funds and UTI	0	0.00	1,96,71,655	1.61
(b)	Banks, Financial Institutions, Insurance Companies (Central/State Gov. Institutions/ Non-Government Institutions)	0	0.00	7,96,47,343	6.51
(c)	FIIs	0	0.00	30,82,87,922	25.20
	Sub Total	0	0.00	**40,76,06,920**	**33.32**
3	Others				
(a)	Private Corporate Bodies	0	0.00	4,32,91,281	3.54
(b)	Indian Public	0	0.00	19,98,45,038	16.34
(c)	NRIs/OCBs	0	0.00	1,28,22,630	1.05
(d)	Any other (please specify)				
(e)	The Bank of New York as Depository (for GDRs)	0	0.00	6,36,69,741	5.21
	Sub Total	0	0.00	**31,96,28,690**	**26.14**
	GRAND TOTAL	**50,000**	**100.00**	**122,31,30,422**	**100.00**

* In terms of the Scheme, 50,000 equity shares of RCVL held by Reliance Industries Limited have been cancelled on January 27, 2006.
** As on the Record Date.
@ Includes Persons Acting in Concert as per Clause 2.1(h) of SEBI Takeover Code.

List of the persons/entities comprising Promoter group

As on the date of this Information Memorandum, the Promoter group of the Company is as under:

Sr.	Name of the shareholder	Initial Subscription at the time of incorporation	No. of shares allotted (Under the Scheme)	Total no of shares	% Holding
A.	**Promoter**				
1.	Shri Anil D Ambani	Nil	18 59 171	18 59 171	0.15
2.	Smt. Tina A Ambani	Nil	16 50 832	16 50 832	0.13
3.	Smt. Kokila D Ambani	Nil	36 65 227	36 65 227	0.30
4.	JaiAnmol A Ambani (through Father and Natural Guardian Anil D. Ambani)	Nil	16 69 759	16 69 759	0.14
5.	JaiAnshul A. Ambani (through Father and Natural Guardian Anil D. Ambani)	Nil	100	100	0.00
6.	AAA Global Business Enterprises Private Limited	Nil	1 15 29 001	1 15 29 001	0.94
7.	Anadha Enterprise Private Limited*	Nil	63	27 02 92 719	22.10
8.	Bhavan Mercantile Private Limited*	Nil	63	4 13 99 177	3.38
B.	**Persons Acting in Concert with the Promoter**				
1	Reliance Capital Limited	Nil	1 64 93 158	1 64 93 158	1.35
2	Other companies under Group		45 90 27 564	14 73 35 668	12.05
	Total -->		**49 58 94 812**	**49 58 94 812**	**40.54**

* Shares acquired by way of inter-se transfer amongst Group.

4. The list of top 10 shareholders of the Company and the number of Equity Shares held by them

a) Top ten shareholders as on the date of Information Memorandum

Sr. No.	Name of Shareholders	Number of Equity Shares
1.	*Anadha Enterprise Private Limited	27 02 92 719
2.	The Bank of New York as Depository (for GDRs)	6 36 69 741
3.	Life Insurance Corporation of India	6 29 97 668
4.	*Bhavan Mercantile Private Limited	4 13 99 177
5.	Bhumika Trading Private Limited	4 07 38 138
6.	Eklavya Mercantile Private Limited	3 79 96 013
7.	Ekanksha Enterprise Private Limited	3 26 09 798
8.	Reliance Enterprises Limited	3 15 20 000
9.	Europacific Growth Fund	2 02 60 718
10.	Reliance Capital Limited	1 64 93 158

* These Companies have confirmed to acquire the entire shareholding of the companies at Sr. No. 5 to 8, by way of inter-se transfer amongst Group.

b) Top ten shareholders 10 days prior to the date of the Information Memorandum

Sr. No.	Name of Shareholders	Number of Equity Shares
1.	The Bank of New York as Depository (for GDRs)	6 36 69 741
2.	Life Insurance Corpn. of India	6 29 97 668
3.	Bhumika Trading Private Limited	4 07 38 138
4.	Eklavya Mercantile Private Limited	3 79 96 013
5.	Sanchayita Mercantile Private Limited	3 42 59 091
6.	Ekansha Enterprise Private Limited	3 26 09 798
7.	Reliance Enterprises Limited	3 15 20 000
8.	Ornate Traders Private Limited	2 89 48 096
9.	Florentine Trading Private Limited	2 61 15 686
10.	Velocity Trading Private Limited	2 46 06 830

c) Top ten shareholders of the Company on the date of incorporation

Sr. No.	Name of Shareholders	Number if Equity Shares on the date of Incorporation of Reliance Capital Ventures Limited.
1.	Reliance Energy Management Services Private Limited	2500
2.	Reliance Energy Global Private Limited	2500
3.	Reliance Energy Investments Private Limited	2500
4.	Powersurfer Interactive (India) Private Limited	2490
5.	Ashish R. Agarwal	10
	TOTAL	**10 000**

Note : The Company had only five shareholders at the time of its inception.

5) As on the date of this Information Memorandum, there are no outstanding warrants, options or rights to convert debentures, loans or other instruments into equity shares of the Company.

6) There will be no further issue of capital by RCVL whether by way of issue of bonus shares, preferential allotment, rights issue or in any other manner during the period commencing from the date of approval of the Scheme by the High Courts till listing of the Equity Shares to be allotted as per the Scheme.

7) There shall be only one denomination for the Equity Shares of the Company, subject to applicable regulations and the Company shall comply with such disclosure and accounting norms specified by SEBI, from time to time

8) The Company has 20,27,814 members as on the date of filing this Information Memorandum.

9) None of Equity shares of the Company were under lock-in prior to the Scheme.

SCHEME OF ARRANGEMENT

Rationale for Demerger as set forth in the Scheme of Arrangement with respect to Financial Services Undertaking, as defined by the Scheme

The business carried on by the Reliance Industries Limited, (the "Demerged Company") by itself and through its subsidiaries and affiliate companies and through strategic investments in the Financial Services Undertaking, as defined under the Scheme has significant potential for growth. The nature of risk and competition involved in each of the businesses undertaken by the Demerged Company, including the Financial Services Undertaking, as defined under the Scheme is distinct from others and consequently each business or undertaking is capable of attracting a different set of investors, strategic partners, lenders and other stakeholders. In order to enable distinct focus of investors to invest in some of the key businesses and to lend greater focus to the operation of each of its diverse businesses, the Demerged Company has re-organized and segregated by way of a demerger, its business and undertakings engaged in financial services including insurance, which comprises the Financial Services Undertaking, as defined under the Scheme.

The Financial Services Undertaking, as defined under the Scheme has tremendous growth and profitability potential and is at a stage where it requires focused leadership and management attention. Hence, simultaneously, with the re-organisation and segregation of the business, the Demerged Company also intends to re-organise the management of the business and undertaking to provide focused management attention and leadership required by the business which is to be segregated and demerged. In particular, Anil D. Ambani, the erstwhile Vice Chairman & Managing Director of the Demerged Company would take responsibility for providing such focused management attention and leadership to the Financial Services Undertaking, as defined under the Scheme whereas Mukesh D. Ambani, Chairman & Managing Director of the Demerged Company would continue to lead the businesses retained by the Demerged Company including, in particular petrochemicals, refining, oil and gas exploration and production, textiles and other businesses.

Under the Scheme of Arrangement, the Demerged Company's undertaking including, inter-alia, its Financial Services Undertaking comprising inter-alia, its interests and strategic investments in the financial services business has been segregated and demerged, pursuant to a Scheme of Arrangement under Sections 391 to 394 of the Act, and transferred to the Company for achieving independent focus in these areas. The Demerged Company will continue its interests in the businesses of petrochemicals, refining, oil and gas exploration and production and textiles and develop new areas in the economic development of the country.

Clause 19 of the Scheme reads as under:

"19. Agreements

The Resulting Companies will have the right to use the "Reliance" brand and logo and suitable agreements will be entered into in this regard. Further, suitable arrangements would also be entered into in relation to (i) non-competition in relation to the businesses of the Demerged Undertakings and the Remaining Undertaking; (ii) supply of gas for power projects of Reliance Patalganga Power Limited and REL with the Gas Based Energy Resulting Company; and (iii) Transfer of leasehold rights of RIL to the relevant Resulting Company with respect to the relevant Demerged Undertaking."

Clause 12.2 of the Scheme reads as under:

12.2 (a) Pursuant to the provisions of Clause 12.1 above, each of the Resulting Companies shall issue to the Depository representing the holders of GDRs of the Demerged Company, shares of the Resulting Companies in accordance with the relevant Share Entitlement Ratio. Subject to Clause (b) below, the Depository of the Demerged Company shall hold such shares of the Resulting Companies on behalf of the holders of GDRs of the Demerged Company;

(b) (i) Each of the Resulting Companies may, on or before expiry of 150 (One hundred and fifty) days from the Record Date, in consultation with the Depository for the GDR holders of the Demerged Company and by entering into appropriate agreements with the said Depository or any other Depository (appointed by the Resulting Companies) for the issuance of GDRs, (whether listed or

otherwise), instruct such Depository to issue GDRs of the Resulting Companies, or any of them, to the holders of GDRs of the Demerged Company and any such issue of GDRs shall be irrevocably put in motion within the said period. Subject to sub-clause (ii) below, if the Resulting Companies have not had such GDRs issued as aforesaid, the Bank of New York as the Depository for the Demerged Company shall, without reference to the Resulting Companies, sell the shares of the Resulting Companies in the open domestic market and distribute the net sale proceeds to such GDR holders on a proportionate basis.

(ii) Notwithstanding anything contained in sub-clause (i) above, any holder of GDRs of the Demerged Company may at anytime after the Record Date, but prior to the issuance of GDRs by a Resulting Company, instruct the Depository to transfer the underlying shares of such Resulting Company to such GDR holder. In such case, the relevant Resulting Company shall obtain such permissions as may be necessary.

(c) The holders of GDRs of the Demerged Company who wish to directly receive shares of the Resulting Companies may surrender the GDRs of the Demerged Company held by them before the Record Date in exchange for shares of the Demerged Company. Such GDR holders holding shares of the Demerged Company on the Record Date shall then be entitled to receive shares of Resulting Companies in accordance with the Share Entitlement Ratio under Clause 12.1 above.

Approvals with respect to the Scheme of Arrangement

The Honorable High Court of Judicature at Bombay, vide its Order dated December 9, 2005 has approved the Scheme of Arrangement amongst Reliance Industries Limited ("RIL") and Reliance Capital Ventures Limited ("RCVL"), Reliance Energy Ventures Limited, Global Fuel Management Services Limited (since renamed as Reliance Natural Resources Limited("RNRL")), and Reliance Communication Ventures Limited and their respective shareholders and creditors (the "Scheme"). Pursuant to this Scheme the investment held by RIL in Reliance Capital Limited ("RCL"), Reliance General Insurance Company Limited ("RGIL") and Reliance Life Insurance Company Limited (since renamed as RLIC Limited) ("RLIL") has been transferred to and vested in RCVL w.e.f. September 1, 2005 (i.e. the Appointed Date under the Scheme) under Sections 391 to 394 of the Companies Act, 1956. In accordance with the said Scheme, the Equity shares of RCVL issued pursuant to the Scheme, subject to applicable regulations shall be listed and admitted to trading on BSE and NSE. Such listing and admission for trading is not automatic and will be subject to such other terms and conditions as may be prescribed by the Stock Exchanges at the time of application by RCVL seeking listing.

The aforesaid Order of the Honorable High Court of Judicature at Bombay was filed by RIL and RCVL with the Registrar of Companies ("ROC"), Maharashtra on 21st December, 2005, which is the Effective Date of the Scheme.

Subsequently, SEBI, vide its letter CFD/DIL/SC/58121/2006 dated January 19, 2006 has granted relaxation from the strict enforcement of the requirement of Rule 19(2)(b) of the Securities Contract Regulation (Rules), 1957 (SCRR) for the purpose of listing of shares of RCVL subject to the transferee company, viz., RCVL, complying with all the provisions of Clause 8.3.5 of the SEBI (DIP) Guidelines, 2000.

RCVL has submitted its Information Memorandum containing information and disclosures in line with the disclosure requirement for public issues, as applicable, to BSE and NSE for making the said Information Memorandum available to public through their websites.

This Information Memorandum is made available on the website of RCVL (www.rcapvl.in).

RCVL will publish an advertisement in the newspapers containing its details in line with the details required as per Clause 8.3.5.4 of SEBI (DIP) Guidelines. The advertisement will draw a specific reference to the availability of this Information Memorandum on the website of RCVL as well as the Stock Exchanges.

RCVL also undertakes that all material information about itself shall be disclosed to stock exchanges on a continuous basis so as to make the same available to public, in addition to the requirements, if any, specified in Listing Agreement for disclosures about the subsidiaries.

STATEMENT OF TAX BENEFITS

The statement of tax benefits has been certified by our auditors M/s. RSM & Co. Chartered Accountants vide their letter dated January 25, 2006.

As per the present provisions of Income-tax Act, 1961 (hereinafter referred to as "the Act") and other laws as applicable for the time being in force in India, the following tax benefits are available to the Company and to the shareholders of the Company, subject to fulfillment of prescribed conditions:

A. To the Company under the Income Tax Act, 1961('the Act')

1. Under Section 32 of the Act, the Company is entitled to claim depreciation allowance at the prescribed rates on all its tangible and intangible assets acquired and put to use for its business.

2. Under Section 10(34) of the Act, dividend income (whether interim or final) received by the Company from any other domestic company (in which the company has invested) is exempt from tax in the hands of the Company.

3. The income received by the Company from distribution made by any mutual fund specified under Section 10(23D) of the Act or from the Administrator of the specified undertaking or from the specified companies referred to in Section 10(35) of the Act is exempt from tax in the hands of the Company under Section 10(35) of the Act.

4. Under Section 10(38) of the Act, the Long-term Capital Gains arising on transfer of equity shares in any other company or units of equity oriented mutual funds, which are chargeable to Securities Transaction Tax, are exempt from tax in the hands of the company.

5. As per the provisions of Section 112(1)(b) of the Act, other Long-term Capital Gains arising to the Company are subject to tax at the rate of 20% (plus applicable surcharge and education cess). However, as per the Proviso to that section, the long-term capital gains resulting from transfer of listed securities or units or zero coupon bonds [not covered by section 10(36) and 10(38) of the Act], are subject to tax at the rate of 20% on long-term capital gains worked out after considering indexation benefit (plus applicable surcharge and education cess), which would be restricted to 10% of Long-term capital gains worked out without considering indexation benefit (plus applicable surcharge and education cess).

6. As per the provisions of section 111A of the Act, Short-term Capital Gains arising to the Company from transfer of Equity Shares in any other company or from sale of units of any equity oriented mutual fund defined in Section 10(38) of the Act, are subject to tax @ 10% (plus applicable surcharge and education cess), if such a transaction is subjected to Securities Transaction Tax.

7. In accordance with and subject to the conditions specified in Section 54EC and Section 54ED of the Act, the Company would be entitled to exemption from tax on Long-term Capital Gain [not covered by section 10(36) and section 10 (38) of the Act] if such capital gain is invested in any of the long-term specified assets (hereinafter referred to as the "new asset") to the extent and in the manner prescribed in the said sections. If the new asset is transferred or converted into money at any time within a period of three years in case of new assets specified in Section 54EC and within a period of one year in case of new assets specified in Section 54ED, from the date of its acquisition, the amount of capital gains for which exemption is availed earlier would become chargeable to tax as long term capital gains in the year in which such new asset is transferred or converted into money.

8. As per the provisions of section 88E of the Act, where the business income of the Company includes profits and gains from sale of securities liable to Securities Transaction Tax, a rebate is allowable from the amount of income tax on such business income, to the extent of Securities Transaction Tax paid on such transaction. The amount of rebate shall, however, be limited to the amount of income tax arrived at by applying the average rate of income tax on such business income.

B. To the Shareholders of the Company

I Resident Shareholders

1. Under Section 10(34) of the Act, dividend (whether interim or final) received from a domestic company is exempt from tax in the hands of the resident shareholders of the Company.

2. Under Section 10(38) of the Act, the Long-term Capital Gain arising on transfer of equity shares in any other company or units of equity oriented mutual fund, which are chargeable to Securities Transaction Tax, are exempt from tax in the hands of the resident shareholders.

3. As per the provisions of Section 112(1)(a) of the Act, other Long-term Capital Gains arising to the resident shareholders are subject to tax at the rate of 20% (plus applicable surcharge and education cess). However, as per Proviso to that section, the long-term capital gains resulting from transfer of listed securities or units or zero coupon bonds [not covered by section 10(36) and 10(38) of the Act], are subject to tax at the rate of 20% on long term capital gains after considering the indexation benefit (plus applicable surcharge and education cess), which would be restricted to 10% of long term capital gains without considering the indexation benefit (plus applicable surcharge and education cess).

4. As per the provisions of section 111A of the Act, Short-term Capital Gains arising to the resident shareholders from the transfer of Equity Shares in a company or units of equity oriented mutual fund defined in section 10(38) of the Act, are subject to tax @ 10% (plus applicable surcharge and education cess) if such a transaction is subjected to Securities Transaction Tax.

5. As per the provisions of section 88E of the Act, where the business income of an assessee includes profits and gains from sale of securities liable to Securities Transaction Tax, a rebate is allowable from the amount of income tax on such business income, to the extent of Securities Transaction Tax paid on such transactions. The amount of rebate shall, however, be limited to the amount of income tax arrived at by applying the average rate of income tax on such business income.

6. In accordance with and subject to the conditions specified in Section 54EC and Section 54ED of the Act, the resident shareholders would be entitled to exemption from tax on Long-term Capital Gains [not covered by section 10(36) and section 10 (38) of the Act], if such capital gains are invested in any of the long-term specified assets (hereinafter referred to as the "new asset") to the extent and in the manner prescribed in the said sections. If the new asset is transferred or converted into money at any time within a period of three years in case of new assets specified in Section 54EC and within a period of one year in case of new assets specified in Section 54ED, from the date of its acquisition, the amount of capital gains for which exemption is availed earlier would become chargeable to tax as long term capital gains in the year in which such new asset is transferred or converted into money.

7. In case of a shareholder being an individual or a Hindu Undivided Family, in accordance with and subject to the conditions and to the extent provided in Section 54F of the Act, the shareholder is entitled to exemption from Long-term Capital Gains arising from the transfer of any long term capital asset, not being a residential house [not covered by sections 10 (36) and 10 (38) of the Act], if the net consideration is invested for purchase or construction of a residential house. If part of the net consideration is invested within the prescribed period in a residential house, such gains would not be chargeable to tax on a proportionate basis. If, however, such new residential house in which the investment has been made is transferred within a period of three years from the date of its purchase or construction, the amount of capital gains for which the exemption was availed earlier would be taxed as long-term capital gains of the year in which such residential house is transferred.

II Mutual Funds

In case of a shareholder being a Mutual fund, as per the provisions of Section 10(23D) of the Act, any income of Mutual Funds registered under the Securities and Exchange Board of India Act, 1992 or Regulations made thereunder, Mutual Funds set up by public sector banks or public financial institutions and Mutual Funds authorised by the Reserve Bank of India are exempt from income-tax, subject to the conditions notified by Central Government in this regard.

III Venture Capital Companies /Funds

In case of a shareholder being a Venture Capital Company / Fund, any income of Venture Capital Companies / Funds registered with the Securities and Exchange Board of India, are exempt from income-tax, subject to the conditions specified in Section 10(23FB) of the Act.

IV Non-Resident / Non-Resident Indian Member

1. Dividend (both interim and final) income, if any, received by the non-resident/non-resident Indian shareholders from the domestic company shall be exempt under Section 10(34) read with Section 115-O of the Act.

2. Benefits outlined in Paragraph B(I) above are also available to a non-resident/non-resident Indian shareholder except that under first proviso to Section 48 of the Act, the capital gains arising on transfer of capital assets being shares of an Indian Company need to be computed by converting the cost of acquisition, expenditure in connection with such transfer and full value of the consideration received or accruing as a result of the transfer into the same foreign currency in which the shares were originally purchased. The resultant gains thereafter need to be reconverted into Indian currency. The conversion needs to be at the prescribed rates prevailing on dates stipulated. Further, the benefit of indexation is not available to non-resident shareholders.

3. Benefits outlined in Paragraph A(8) above are also applicable to the non-resident/non- resident Indian shareholder.

4. As per Section 90(2) of the Act, the provisions of the Act would prevail over the provisions of the tax treaty to the extent they are more beneficial to the non-resident/non-resident Indian shareholder. Thus, a non-resident/non-resident Indian shareholder can opt to be governed by the beneficial provisions of an applicable tax treaty.

5. Capital gains tax – Options available to a non-resident Indian under the Act: Non- resident Indian: As per Section 115-C(e) of the Act, a 'non-resident Indian' means an individual, being a citizen of India or a person of Indian origin who is not a 'resident'. As per the Explanation to the said clause, a person shall be deemed to be of Indian origin if he, or either of his parents or any of his grand-parents, was born in undivided India.

6. Where shares have been subscribed in convertible foreign exchange, the non-resident Indians [as defined in section 115C(e) of the Act], being shareholders of an Indian company, have the option of being governed by the provisions of Chapter XII-A of the Act, which, inter alia, entitles them to the following benefits in respect of income from shares of an Indian company acquired, purchased or subscribed to in convertible foreign exchange:

   - As per the provisions of section 115D read with section 115E of the Act and subject to the conditions specified therein, long term capital gains (in cases not covered under section 10(38) of the Act) arising on transfer of an Indian company's shares, will be subject to tax at the rate of 10 percent (plus applicable surcharge on tax and education cess on tax and surcharge), without indexation benefit.

   - As per the provisions of section 115F of the Act and subject to the conditions specified therein, gains arising on transfer of a long term capital asset (in cases not covered under section 10(38) of the Act) being shares in an Indian company shall not be chargeable to tax if the entire net consideration received on such transfer is invested within the prescribed period of six months in any specified asset or savings certificates referred to in section 10(4B) of the Act. If part of such net consideration is invested within the prescribed period of six months in any specified asset or savings certificates referred to in section 10(4B) of the Act then such gains would not be chargeable to tax on a proportionate basis. For this purpose, net consideration means full value of the consideration received or accrued as a result of the transfer of the capital asset as reduced by any expenditure incurred wholly and exclusively in connection with such transfer.

     Further, if the specified asset or savings certificates in which the investment has been made is transferred within a period of three years from the date of investment, the amount of capital gains tax exempted earlier would become chargeable to tax as long term capital gains in the year in which such specified asset or savings certificates are transferred.

   - As per the provisions of section 115G of the Act, non-resident Indians are not obliged to file a return of income under section 139(1) of the Act, if their only source of income is income from investments or long

term capital gains earned on transfer of such investments or both, provided tax has been deducted at source from such income as per the provisions of Chapter XVII-B of the Act.

- Under section 115H of the Act, where the non-resident Indian becomes assessable as a resident in India, he may furnish a declaration in writing to the Assessing Officer, along with his return of income for that year under section 139 of the Act to the effect that the provisions of the Chapter XII-A shall continue to apply to him in relation to such investment income derived from the specified assets for that year and subsequent assessment years until such assets are converted into money.

- As per the provisions of section 115I of the Act, a non-resident Indian may elect not to be governed by the provisions of Chapter XII-A for any assessment year by furnishing his return of income for that assessment year under section 139 of the Act, declaring therein that the provisions of Chapter XII-A shall not apply to him for that assessment year and accordingly his total income for that assessment year will be computed in accordance with the other provisions of the Act.

V Foreign Institutional Investors (FIIs)

1. Dividend (both interim and final) income, if any, received by the shareholder from the domestic company shall be exempt under Section 10(34) read with Section 115O of the Act.

2. Capital gains

Under Section 115AD, income (other than income by way of dividends referred in Section 115-O) received in respect of securities (other than units referred to in Section 115AB) shall be taxable at the rate of 20% (plus applicable surcharge on tax and education cess on tax and surcharge).

Under Section 115AD, capital gains arising from transfer of securities (other than units referred to in Section 115AB) which are not exempt under Section 10(38), shall be taxable as follows:

Securities which are held for the period of upto or less than twelve months and where such transaction is chargeable to Securities Transaction Tax ("STT") levied under Chapter VII of the Finance (No. 2) Act of 2004, shall be taxable at the rate of 10% (plus applicable surcharge on tax and education cess on tax and surcharge). Securities other than those held for the period of upto or less than twelve months and where such transaction is not chargeable to STT levied under Chapter VII of the Finance (No. 2) Act of 2004, shall be taxable at the rate of 30% (plus applicable surcharge on tax and education cess on tax and surcharge);

Securities which are held for the period of twelve months or more shall be taxable at the rate of 10% (plus applicable surcharge on tax and education cess on tax and surcharge). Such capital gains would be computed without giving effect of indexation as provided in the first and second proviso to Section 48. In other words, the benefit of indexation, as mentioned under the two provisos would not be allowed while computing the capital gains.

3. Long-term capital gains arising on transfer of equity shares in the Company, which is held for the period of twelve months or more and where such transaction is chargeable to STT, shall be exempt from tax under Section 10(38) of the Act.

4. Benefit of exemption under Section 54EC and 54ED shall be available as outlined in Paragraph B(I)(6) above.

5. Benefit as outlined in Paragraph A(8) above are also available to FIIs.

6. As per Section 90(2) of the Act, the provisions of the Act would prevail over the provisions of the tax treaty to the extent they are more beneficial to the non-resident. Thus, a non-resident can opt to be governed by the beneficial provisions of an applicable tax treaty.

Note: There is a legal uncertainty over whether a FII can elect to be governed by the normal provisions of the Act, instead of the provisions of Section 115AD. Investors are advised to consult their tax advisors in this regard.

C. Benefits available under the Wealth Tax Act, 1957

'Asset' as defined under section 2(ea) of the Wealth Tax Act, 1957, does not include share in companies. Hence, the shares in companies are not liable to Wealth Tax.

D. Benefits available under the Gift Tax Act, 1958

Gift tax is not leviable in respect of any gifts made on or after October 1, 1998. Therefore, any gift of shares will not attract gift tax.

Notes:

1. All the above benefits are as per the current tax law and will be available only to the first named holder in case the shares are held by joint holders. Shareholder is advised to consider in his/her/its own case, the tax implications of any new enactments which may change / modify the law.

2. In view of the nature of tax consequences, being based on all the facts, in totality, of the investors, each investor is advised to consult his/her own tax advisor with respect to specific tax consequences.

ABOUT RELIANCE CAPITAL VENTURES LIMITED

Industry Overview

The Indian Financial system is regulated and supervised by two Government agencies under the Ministry of Finance namely the (a) SEBI and (b) RBI. All parts of the financial system are interconnected with one another and the jurisdictions of the RBI and the SEBI overlap in many fields.

The Capital markets and securities transactions are regulated by the Capital Markets division of the Department of Economic Affairs of Government of India.

Business

Pursuant to the Scheme, the Company stands vested with the Financial Services Undertaking, as defined under the Scheme comprising, inter-alia equity shares in the operating companies viz. 6,00,89,966 Equity Shares of Rs. 10 each of Reliance Capital Limited; 2,55,00,175 Equity shares of Rs. 10 each of Reliance General Insurance Company Limited; and 5,00,175 Equity Shares of Rs. 10 each of RLIC Limited. Therefore, the main source of the Company's income will be from its investments in RCL, RGIL and RLIL. RCL is a Company whose equity shares are listed on BSE and NSE. The Equity shares of RGIL and RLIL are not listed on any Stock Exchange. None of these companies is a Subsidiary of the Company.

Reliance Capital Limited (RCL) and Reliance Capital Ventures Limited (RCVL) at their meetings of the Board of Directors held on January 2, 2006, and February 8, 2006, respectively, have considered and approved the proposal for amalgamation of Reliance Capital Ventures Limited (RCVL) with RCL. Please see – the Section titled "Introduction".

For details about RCL, RGIL and RLIL companies please see – the Section titled "Key Investments".

History

Reliance Capital Ventures Limited was originally incorporated on September 3, 2004 under the Companies Act, 1956 as Reliance Energy Technical Services Private Limited. The name of the Company was thereafter changed to Reliance Technical Services Private Limited on January 17, 2005. The status of the Company was changed to public limited company on July 25, 2005 and the name was thereafter changed to its present name Reliance Capital Ventures Limited on August 3, 2005.

The objects for which the RCVL has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

1 To carry on and undertake the business of finance, investment, loan and guarantee company and to invest in, acquire, subscribe, purchase, hold, sell, divest or otherwise deal in securities, shares, stocks, equity linked securities, debentures, debenture stock, bonds, commercial papers, acknowledgements, deposits, notes, obligations, futures, calls, derivatives, currencies and securities of any kind whatsoever, whether issued or guaranteed by any person, company, firm, body, trust, entity, government, state, dominion sovereign, ruler, commissioner, public body or authority, supreme, municipal, local or otherwise, whether in India or abroad and subject to such permissions and licences as may be necessary, carry on, manage, supervise and control business of insurance (including general insurance and life insurance) . The Company will not carry on any activity as per Section 45 1A of RBI Act, 1934.

2 To carry on and undertake the business of financial services like financial restructuring / reorganization, investment counseling, portfolio management and all activities and facilities of every description including all those capable of being provided by bankers, stockbrokers, merchant-bankers, investment, portfolio managers, trustees, agents, advisors, consultants, providing other financial or related services and to carry on the activities of hire-purchase, leasing and to finance lease operations of all kinds, purchasing, selling, hiring or letting on hire all kinds of plant and machinery and equipment and to assist in financing of all and every kind and description of hire- purchase or deferred payment or similar transactions and to subsidize, finance or assist in subsidizing or financing the sale and maintenance of any goods, articles or commodities of all and every kind and description upon any terms whatsoever and to purchase or otherwise deal in all forms of movable property including plant and machinery, equipments, ships, aircrafts, automobiles, computers, and all consumer,

commercial, medical and industrial items with or without security and to lease or otherwise deal with them including resale thereof, regardless of whether the property purchased and leased is new and/or used and from India or abroad.

Change in Memorandum of Association since the Company's inception

Date	Particulars
24th November 2004	Alteration of main Object Clause
3rd January 2005	Alteration of main Object Clause
17th January 2005	Change of name of the Company from Reliance Energy Technical Services Private Limited to Reliance Technical Services Private Limited
21st July 2005	Increase in Authorized Capital from Rs. 100,000/- to Rs. 500,000/-
25th July 2005	Change of status from Private Limited to Public Limited Company
26th July 2005	Alteration of main Object Clause.
3rd August 2005	Change of name of the Company from Reliance Technical Services Limited to Reliance Capital Ventures Limited
11th August 2005	Alteration of Main Object Clause
24th December 2005	Increase in Authorized Capital from Rs. 5,00,000 to Rs. 1250 Crore

Agreements with Reliance Industries Limited

Mukesh D Ambani, Chairman and Managing Director of Reliance Industries Ltd. (RIL), and Anil Dhirubhai Ambani, Chairman, Reliance - Anil Dhirubhai Ambani Group (Reliance – ADAG), had reached an Agreement, on the overall business reorganization of the Reliance Group, which envisaged, inter alia, the use of Brands and Trademarks and non compete arrangement between the Company being one of the Resulting Companies and RIL the Demerged Company. Accordingly, Clause 19 (relevant extracts) of the Scheme provided as under

"19. Agreements

The Resulting Companies will have the right to use the "Reliance" brand and logo and suitable agreements will be entered into in this regard. Further, suitable arrangements would also be entered into in relation to (i) non-competition in relation to the businesses of the Demerged Undertakings and the Remaining Undertaking...;"

Consequent to the above, RIL was to enter into with the Company, the following Agreements

- Trade Mark Management Agreement
- Non Competition Agreement

The Company was a wholly owned subsidiary of RIL upto the date of allotment of Shares in pursuance of the Scheme i.e. January 27, 2006. RIL had 2 of its representatives on the Board of the Company comprising 3 Directors, and thus had majority control

In terms of the Scheme, RIL was required to reconstitute the Board and hand over the control and management of the Company to Anil D. Ambani, after the Record Date i.e. 25th January 2006. However, the Board of the Company was reconstituted only on February 7, 2006, on which date the control and management of the Company was handed over to Anil D. Ambani.

RIL executed the above Agreements with the Company on 12th January 2006, (while the Company was still under RIL's control), with the approval of only RIL's nominees on the Board of the Company and despite specific dissent of the representative of Shri Anil D. Ambani at the Board meeting.

The above Agreements contain significant deviations from the agreed position, which may adversely impact the interests of the Company and its shareholders. The reconstituted Board of the Company has decided to take

appropriate steps to amend the above Agreements suitably, so as to bring them in line with the agreed position, and to protect the interests of the Company and its Shareholders.

A summary of the material terms of these Agreements, which were executed while the Company was still under the control of RIL, and which as stated herein are subject to amendment, is given below:

Trademark Management Agreement

The Trademarks which are subject of the Trademark Management Agreement (TMA) dated January 12, 2006 between the RIL and the Company among others are RELIANCE WORD & RELIANCE logo being the visual or graphic presentation of the letter "R" with flame in the background (Trademarks).

The TMA acknowledges that all rights title and interest in and to the Trademarks shall vest in the Demerged Group (referred herein as "RIL") and the Resulting Group (referred herein as the "Resulting Companies") in relation to their respective businesses and they are entitled to enjoy such ownership rights.

With respect to any new business commenced by either of the RIL or Resulting Companies (subject to non-compete), the group which commences the business first in point of time shall be entitled to use the Trademark in relation to such business, subject to certain conditions.

The TMA allows each of the Parties to co-brand the said Trademarks, to which it is entitled to, with a third party, subject to certain conditions.

Non Competition Agreement

Under the Non Competition Agreement ("NCA") dated January 12, 2006 executed between RIL and the Company among others, RIL and the Resulting Companies have agreed not to set up businesses which would compete with the specified Existing Businesses and reserved business of the other group for a period of 10 years. NCA also incorporates a Right of First Refusal in case any group decides to sell any of its business(s).

The non-compete provision terminates if any business is sold by either RIL or the Resulting Companies to a third party.

Existing business(s) of the Resulting Companies pertaining to the Company comprise Financial Services. Financial services includes but is not limited to mutual funds and asset management, distribution of financial products and services, stock broking, banking and insurance.

RIL will be permitted to establish captive non banking financial companies for exclusive use of RIL. These companies shall be loan/lease and hire purchase companies. In addition the RIL may enter into alliances or joint ventures with banks in relation to consumer credit distribution for retail finances. This business activity would be only to facilitate RIL's retail business and no other.

There shall be a materiality test to ensure RIL has not effectively entered into consumer finance business other than for supporting the RIL's retail business and all such joint ventures and alliances contemplated by this exclusion in this clause shall not be under the control of RIL.

The businesses reserved for RIL are (i) Petroleum & petroleum retail (ii) Petrochemical business.

As stated above, the said Agreements do not correctly reflect the agreed position between our Company and RIL. The Company intends to take appropriate steps to amend the above Agreements suitably, so as to bring them in line with the agreed position, and to protect the interests of the Company and its Shareholders..

MANAGEMENT

As per the Articles of Association of the Company, the Company shall not have less than 3 directors and not more than such number of directors as may be stipulated by the Companies Act for the time being in force.

As per the Article of the Articles of Association of the Company, so long as ADA Group is the largest shareholder of the Company, Anil D Ambani shall be the non-retiring Chairman of the Board so long as he is willing to be a Director and Chairman of the Company. The Chairman shall preside at all meetings of the Board and the General Meetings of the Company and would have a vote in event of a tie.

Anil D. Ambani is the Chairman of the Board and of the Company. ADA Group presently is the largest shareholder of the Company.

Board of Directors as on the date of the Information Memorandum.

Sr. No.	Name, Age, Designation, Fathers Name, Address, Occupation	Other Directorships
1	Shri Anil D. Ambani Age: 46 years Designation: Chairman S/o Dhirubhai Ambani Address: 39, Sea Wind, Cuffe Parade, Mumbai 400 005. Occupation : Industrialist	Reliance Energy Limited Reliance Capital Limited Anil Dhirubhai Ambani Enterprises Limited Anil Dhirubhai Ambani Foundation Reliance Blue Magic Private Limited Anil Dhirubhai Ambani Ventures Private Limited Ambani Industries Private Limited Ambani Enterprises Private Limited Ambani International Private Limited AAA Enterprises Private Limited AAA International Capital Private Limited AAA Industries Private Limited AAA Consultancy Services Company Private Limited AAA Project Ventures Private Limited AAA Global Ventures Private Limited AAA Global Business Enterprises Private Limited AAA Business Machines Pvt. Ltd. Reliance Business Management Private Limited Dhirubhai Ambani Enterprises Pvt. Ltd. AAA Communication Private Limited ADAE Ventures Private Limited Reliance Enterprises and Ventures Private Limited ADA Enterprises and Ventures Private Limited Anadha Enterprise Private Limited Bhavan Mercantile Private Limited Panther Consultants Private Limited Reliance Infocomm Limited Reliance Communications Infrastructure Limited Reliance Telecom Limited Flag Telecom Group Limited - Foreign Co Indian School of Business (A Section 25 Company) Reliance Europe Limited Reliance Communication Ventures Limited Reliance Energy Ventures Limited Reliance Natural Resources Limited
2	Shri Amitabh Jhunjhunwala Age : 49 years Designation: Director S/o Thakore Prasad Jhunjhunwala Address: Flat A – 212, NCPA Apartments, Nariman Point, Mumbai 400 021 Occupation: Company Executive	Reliance Capital Limited Reliance Capital Asset Management Limited Reliance Asset Management (Mauritius) Limited RLIC Limited Reliance Life Insurance Company Limited Reliance Capital Ventures Limited Reliance General Insurance Company Limited Anil Dhirubhai Ambani Enterprises Limited

Sr. No.	Name, Age, Designation, Fathers Name, Address, Occupation	Other Directorships
3	Shri S.P.Talwar 65 years Director S/o Tek Chand Talwar 162, Kshitij,47 Nepean Sea Road, Mumbai 400 036. Occupation : Company Executive	Vernagiri Power Generation Limited Cromption Greaves Limited Reliance Capital Trustee Co. Limited Reliance General Insurance Company Limited Reliance Life Insurance Company Limited (formerly AMP Sanmar Life Insurance Limited) RLIC Limited Reliance Communication Ventures Limited
4	Shri Rajendra P Chitale Age : 44 years Designation Director S/o Prabhakar P. Chitale 131, Tanna Residency, Bay View, opp.. Siddhivinayak Temple, 392, Veer Savarkar Marg, Prabhadevi, Mumbai 400 025 Occupation: Chartered Accountant	Reliance Capital Limited National Stock Exchange of India Limited National Securities Clearing Corporation Limited Asset Reconstruction Company (India) Limited Hinduja TMT Ltd Gujarat Ambuja Cements Limited J.M.Capital Management Private Limited Net4Nuts Limited Intuit Consulting Private Limited SME Rating Agency of India Limited Reliance General Insurance Company Limited Indigo Advisory Services Private Limited Indusind Telecom Network Limited

Clause 17, of the Scheme provides that at any time after the Record Date, RIL shall cause the Board of Directors of the Company to be reconstituted in such manner as is agreed between the Company and Anil D. Ambani and thereupon the Company shall be controlled and managed by Anil D. Ambani.

The Board of the Company was reconstituted on February 7, 2006 whereby Anil D. Ambani, SP Talwar and Rajendra Chitale have been appointed as Directors on the Board of the Company. The control and management of the Company accordingly stands vested with Anil D. Ambani.

As per the Articles of Association, so long as ADA Group is the largest shareholder of the Company, ADA Group shall be the Promoter of the Company as defined under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and shall exercise control over the Company.

Brief Biography of the Directors.

Shri Anil D. Ambani

Shri Anil D. Ambani is the Chairman, Reliance Communication Ventures Limited, Reliance Capital Limited, Reliance Infocomm Limited, Reliance Natural Resources Limited, Reliance Energy ventures Limited and Chairman & Managing Director, Reliance Energy Limited. Till recently, he also held the position of Vice Chairman and Managing Director, Reliance Industries Limited. The above Companies are part of the Reliance Anil Dhirubhai Ambani Group.

Shri Anil D. Ambani is a Bachelor of Science, University of Bombay and MBA from The Wharton School, University of Pennsylvania, USA. He joined Reliance in 1983 as Co-Chief Executive Officer. He is credited with having pioneered many financial innovations in the Indian capital markets. He pioneered India's first forays into overseas capital markets with international public offerings of global depositary receipts, convertibles and bonds. He directed Reliance in its efforts to raise, since 1991, over US$2 billion from overseas financial markets.

He is a member of:

- Wharton Board of Overseers, The Wharton School, USA.
- Central Advisory Committee, Central Electricity Regulatory Commission.
- Board of Governors, Indian Institute of Management, Ahmedabad.
- Board of Governors of Indian Institute of Technology, Kanpur.

In June 2004, Shri Anil D. Ambani was elected as an Independent member of the Rajya Sabha – Upper House, Parliament of India. His term as Member of Parliament, India is a six year term and expires in 2010.

Amitabh Jhunjhunwala

Amitabh Jhunjhunwala, an FCA, has over 26 years of experience in finance and the capital markets.

S. P. Talwar

S.P.Talwar is a former Deputy Governor of Reserve Bank of India. He is also former Chairman-cum-Managing Director of Bank of Baroda. He has vast experience in financial services sector in the country.

Rajendra P. Chitale

Rajendra P. Chitale, an eminent Chartered Accountant, is the Managing Partner of Messers M. P. Chitale & Co. He is a member of the Advisory Group on Derivatives and the Takeover Panel, the Securities and Exchange Board of India, as well as the Company Law Advisory Committee of the Government of India. He has also served on the Boards of Life Insurance Corporation of India, Unit Trust of India, SBI Capital Markets Ltd and Small Industries Development Bank of India Limited.

Compensation of Managing Directors / Whole time Directors

RCVL does not have any Managing Director or Whole Time Director.

Corporate Governance

The provisions of the listing agreement to be entered into with the Stock Exchanges with respect to corporate governance will be applicable to RCVL immediately upon the listing of its Equity Shares on the Stock Exchanges. The Company is fully compliant with the provisions of Clause 49 of the Listing Agreement.

Shri Anil D. Ambani is the non-executive Chairman of the Board. The Board of the Company comprising four Directors has 2 Independent Directors. The Board has also constituted the Audit Committee, Shareholders/Investors' Grievance Committee and Remuneration Committee as required under Clause 49 of the Listing Agreement as under:

Director	Category	Member of Audit Committee	Member of Shareholders/Investors' Grievance Committee	Member of Remuneration Committee
Anil D. Ambani	Non-executive & Non-independent	Yes	Yes	Yes
S.P. Talwar	Non-executive & Independent	Yes	Yes	Yes
Rajendra P. Chitale	Non-executive & Independent	Yes	Yes	Yes
Amitabh Jhunjhunwala	Non-executive & Non-independent	-	-	-

The role, powers, scope of functions and duties of the Audit Committee, Shareholders/Investors' Grievance Committee and Remuneration Committee of the Board are as per the applicable provisions of the Companies Act, 1956, Clause 49 of the Listing Agreement and the Reliance Anil Dhirubhai Ambani Group – Corporate Governance Policies and Code of Conduct.

The Status of the Company's compliance with the provisions of Clause 49 of the Listing Agreement is given below:

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)
I. Board of Directors	491	YES
(A) Composition of Board	49 (IA)	YES
(B) Non-executive Directors' compensation & disclosures	49 (IB)	NA
(C) Other provisions as to Board and Committees	49 (IC)	YES
(D) Code of Conduct	49 (ID)	YES
II. Audit Committee	49 (II)	YES
(A) Qualified & Independent Audit Committee	49 (IIA)	YES
(B) Meeting of Audit Committee	49 (IIB)	YES
(C) Powers of Audit Committee	49 (IIC)	YES
(D) Role of Audit Committee	49 II(D)	YES
(E) Review of Information by Audit Committee	49 (IIE)	YES
III. Subsidiary Companies	49 (III)	YES
IV. Disclosures	49 (IV)	YES
(A) Basis of related party transactions	49 (IV A)	YES
(B) Disclosure of Accounting Treatment	49 (IV B)	YES
(C) Board Disclosures	49 (IV C)	YES
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES
(E) Remuneration of Directors	49 (IV E)	NA
(F) Management	49 (IV F)	YES
(G) Shareholders	49 (IV G)	YES
V. CEO/CFO Certification	49 (V)	YES
VI. Report on Corporate Governance	49 (VI)	YES
VII. Compliance	49 (VII)	YES

The Directors have no interest in the transactions of the Company, otherwise than as directors of the Company.

Change in Board of Directors since the Company's inception

Name of the Director	Date of Appointment	Date of Resignation	Reasons
Ramesh Shenoy	September 3, 2004	August 10, 2005	Resigned
Hasit Shukla	September 3, 2004	August 10, 2005	Resigned
Surendra Pipara	July 16, 2005	August 10, 2005	Resigned
Sandeep Tandon	August 9, 2005	February 7, 2006	Resigned
L.V. Merchant	August 9, 2005	February 7, 2006	Resigned
Amitabh Jhunjhunwala	August 14, 2006	-	Appointed as Director
Anil D. Ambani	February 7, 2006	-	Appointed as Additional Director
S. P Talwar	February 7, 2006	-	Appointed as Additional Director
Rajendra Chitale	February 7, 2006	-	Appointed as Additional Director

Date of expiration of current term of Office of directors

Amitabh Jhunjhunwala,was appointed as Director of the Company at its Annual General meeting held on January 14, 2006 and his office is subject to retirement by rotation. Anil Ambani, S. P. Talwar, and Rajendra Chitale were appointed as Additional Directors on the Board of the Company and hold office upto the ensuing Annual General Meeting.

Shareholding of Directors

Name of Director	No of Shares held
Anil D. Ambani	1859221
Amitabh Jhunjhunwala	Nil
S. P Talwar	Nil
Rajendra Chitale	Nil

Key Management Personnel

The Company is managed, controlled, and directed by the Board of Directors. The Board has appointed Himanshu G. Agarwal as the Manager, of the Company with effect from February 7, 2006. Himanshu G. Agarwal is also the Dy. Company Secretary and Compliance Officer of the Company. Himanshu G. Agarwal is commerce and law graduate, and Associate Member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India. Prior to his appointment as Manager of the Company, Himanshu G. Agarwal was Company Secretary of Reliance Infrastructure Limited. He holds 245 shares in the Company. Sanjay Kumar Gupta, who was Dy. Company Secretary and Compliance Officer of the Company resigned on February 7, 2006. Apart from the above, there are no changes in the Key Management Personnel of the Company.

Employees:

As on date, Company has no significant employee strength.

PROMOTERS

Before the Scheme becoming effective, the Company was a wholly owned subsidiary of RIL. Pursuant to the Scheme becoming effective, the Company has allotted equity shares to the shareholders of RIL, except Specified Shareholders, as defined in the Scheme. Further, in terms of Clause 16.2 of the Scheme of Arrangement, consequent to the allotment made on January 27, 2006, the shareholding of RIL in the Company has been cancelled. Currently, Anil D. Ambani, Tina A. Ambani, Kokila D. Ambani,Jai Anmol A. Ambani, Jai Anshul A. Ambani, AAA Global Business Enterprises Private Limited, Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited are presently the Promoters of the Company and Reliance Capital Limited and certain other companies forming part of the 'Group' who have / are in the process of transferring their shares to Anadha Enterprise Private Limited and/or Bhavan Mercantile Private Limited, are the Persons Acting in Concert with the Promoters.

Details of Promoters

Shri Anil D. Ambani, age 46 years, is the Chairman, Reliance Communication Ventures Limited, Reliance Capital Limited, Reliance Infocomm Limited, Reliance Natural Resources Limited, Reliance Energy ventures Limited and Chairman & Managing Director, Reliance Energy Limited. Till recently, he also held the position of Vice Chairman and Managing Director, Reliance Industries Limited. The above Companies are part of the Reliance Anil Dhirubhai Ambani Group.

Shri Anil D. Ambani is a Bachelor of Science, University of Bombay and MBA from The Wharton School, University of Pennsylvania, USA. He joined Reliance in 1983 as Co-Chief Executive Officer. He is credited with having pioneered many financial innovations in the Indian capital markets. He pioneered India's first forays into overseas capital markets with international public offerings of global depositary receipts, convertibles and bonds. He directed Reliance in its efforts to raise, since 1991, over US$2 billion from overseas financial markets.

He is a member of:

- Wharton Board of Overseers, The Wharton School, USA.
- Central Advisory Committee, Central Electricity Regulatory Commission.
- Board of Governors, Indian Institute of Management, Ahmedabad.
- Board of Governors of Indian Institute of Technology, Kanpur.

In June 2004, Shri Anil D. Ambani was elected as an Independent member of the Rajya Sabha – Upper House, Parliament of India. His term as Member of Parliament, India is a six year term and expires in 2010.

The Voter id number of Anil D. Ambani is MT/04/019102277311 and driving license number is 85/C/26507

Smt. Tina A Ambani, age 46 years is wife of Anil D. Ambani. She pioneered the Harmony Show, which over last several years provided a strong platform for promoting Art. She is also actively involved in philanthropic and social service activities and has been instrumental in the launch of the Harmony an initiative for senior citizens. Her voter id number is MT/04/019/033774.

Smt. Kokila D. Ambani, age 71 years is wife of the Founder Chairman of the Reliance group Late Dhirubhai H. Ambani. She is a matriculate. Her voter id number is MT/04/019/033763. She does not have a driving license.

Jai Anmol A Ambani, age 14 years, and Jai Anshul A Ambani, age 10 years are students and act through their father and natural guardian Anil D. Ambani.

AAA Global Business Enterprises Private Limited (AGBPL)

Date of Incorporation:
AAA Global Business Enterprises Private Limited was incorporated on January 12, 2005.

Principal Business:

Except for acquiring 1,15,29,001 shares in RIL, AGBPL has not commenced any business activities. The Company has not completed its first year of operations, hence has not prepared Profit and Loss Account.

Shareholding Pattern of AGBPL as on December 31, 2005:

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	10,000	100.00
B.	Non Promoters holding	-	-
	Total	**10,000**	**100.00**

Board of Directors of AGBPL

Anil D. Ambani
Tina A. Ambani
Hasit Shukla

Financial Performance of AGBPL

Rs. in Crores

Particulars	January 12, 2005 to March 31, 2005
Sales & Other Income	-
PAT	-
Equity Capital	0.01
Reserves	-
EPS(Rs.)	-
Book Value(Rs.)	-

Details of listing and Highest & Lowest market price during the preceding six months:

AAA Global Business Enterprises Private Limited is not listed

Anadha Enterprise Private Limited (AEPL)

AEPL was incorporated on June 23, 2005 and its principal business is Trading.

Shareholding Pattern of AEPL as on December 31, 2005:

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	10,000	100.00
B.	Non Promoter holding	-	-
	Total	**10,000**	**100.00**

Board of Directors of AEPL

Anil D. Ambani
Tina A. Ambani
Hasit Shukla

Financial Performance of AEPL

Rs. in Crores

Particulars	June 23, 2005 to December 31, 2005
Sales & Other Income	0.00
PAT	0.00
Equity Capital	0.01
Reserves	0.00
EPS(Rs.)	0.00
Book Value(Rs.)	9.73

Details of listing and Highest & Lowest market price during the preceding six months:

AEPL is not listed.

Bhavan Mercantile Private Limited (BMPL)

BMPL was incorporated on June 27, 2005 and its principal business is Trading

Shareholding Pattern of BMPL as on December 31, 2005:

	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	10,000	100.00
B.	Non Promoter holding	-	-
	Total	**10,000**	**100.00**

Board of Directors of BMPL

Anil D. Ambani
Kokila D. Ambani

Financial Performance of BMPL

Rs. in Crores

Particulars	**June 27, 2005 to December 31, 2005**
Sales & Other Income	0.00
PAT	0.00
Equity Capital	0.01
Reserves	0.00
EPS(Rs.)	0.00
Book Value(Rs.)	10.83

Details of listing and Highest & Lowest market price during the preceding six months:

BMPL is not listed.

We confirm that the Permanent Account Number, Bank Account Number, the Company Registration Numbers and the address of the Registrar of Companies where our Promoters are registered have been submitted to the Stock Exchange at the time of filing of the Information Memorandum.

Change of Control of the Company in terms of the Scheme of Arrangement

Clause 17 of the Scheme provides that at any time after the Record Date, RIL shall cause the Board of Directors of the Company to be reconstituted in such manner as is agreed between the Company and Anil D. Ambani and thereupon the Company shall be controlled and managed by Anil D. Ambani.

Further, as per the Articles of Association, so long as ADA Group is the largest shareholder of the Company, ADA Group shall be the Promoter of the Company as defined under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and shall exercise control over the Company.

The Board of the Company was reconstituted on February 7, 2006 and the control and management of the Company now stands vested with Anil D. Ambani. ADA Group is presently the largest Shareholder of the Company.

CURRENCY OF PRESENTATION

In this Information Memorandum all references to "Rupees" or "Rs." are to Indian Rupees, the legal currency of the Republic of India.

DIVIDEND POLICY

Dividend is intended to be declared based on the quantum and availability of future profits and will be disbursed based on shareholder approval based on the recommendation of the Board of Directors.

The Company has not paid any dividend in the past.

FINANCIAL INFORMATION

Auditors Report

The Board of Directors
Reliance Capital Ventures Limited
3rd Floor, Maker Chamber IV
222, Nariman Point
Mumbai – 400 021

Re: Public listing of Reliance Capital Ventures Limited (Formerly Known as Reliance Technical Services Private Limited)

Dear Sirs,

1. We have examined the financial information of Reliance Capital Ventures Limited (formerly known as Reliance Technical Services Private Limited) ('the Company'), as attached to this report stamped and initialed by us for identification and as approved by the Board of Directors of the Company, which has been prepared in accordance with Part II of Schedule II of the Companies Act, 1956 ('the Act') and the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 as amended from time to time ('the SEBI Guidelines') issued by the Securities and Exchange Board of India ('SEBI') on January 19, 2000 in pursuance to Section 11 of the Securities and Exchange Board of India Act, 1992 and related clarifications, and in accordance with your instructions dated January 23, 2006 requesting us to carry out work in connection with listing of its fully paid up Equity shares.

2. We have examined the accounts of the Company for the financial year ended March 31, 2005 and period ended December 31, 2005 being the last date to which the accounts of the Company have been made up and audited for presentation to the members of the Company.

3. In accordance with the requirements of Paragraph B (1) of Part II of Schedule II to the Act, the SEBI Guidelines and our terms of reference with the Company dated January 23, 2006, requesting us to make this report for the purpose of the Information Memorandum as aforesaid, we report that:

   a. The restated assets and liabilities of the Company as at March 31, 2005 and December 31, 2005 are as set out in Annexure 1 to this report to be read together with notes appearing in Annexure 4 to this report.

   b. The restated profit and loss account of the Company for the period September 3, 2004 to March 31, 2005 and nine month ended December 31, 2005 are as set out in Annexure 2 to this report to be read together with notes appearing in Annexure 4 to this report.

   c. The restated cash flows of the Company for the financial year ended March 31, 2005 and for the period ended December 31, 2005 are as set out in Annexure 3 to this report to be read together with notes appearing in Annexure 4 to this report.

   d. We have examined the following financial information relating to the Company and as approved by the Board of Directors for the purpose of inclusion in the Information Memorandum:

   i. The Company has not declared dividends during any financial year covered in this report hence the information regarding rates of dividend in respect of each class of shares in accordance with the paragraph 6.10.2.1(b) of the SEBI Guidelines have not been disclosed.

   ii. Accounting ratios as appearing in Annexure 5 to this report.

   iii. Capitalization statement as at December 31, 2005 as appearing in Annexure 6 to this report.

   iv. Statement of Tax Shelter as appearing in the Annexure 7

   v. The Company does not have any outstanding secured and unsecured loan as at March 31, 2005 and December 31, 2005; hence the information regarding analysis of outstanding secured and unsecured loans in accordance with the paragraph 6.10.2.6 and 6.10.2.7(h) respectively of the SEBI Guideline have not been disclosed.

   vi. Investments as at March 31, 2005 and December 31, 2005 as appearing in Annexure 8 to this report.

   vii. The Company has not earned other income during the period ended March 31, 2005 and December 31, 2005; hence the information regarding details of other income in accordance with the paragraph 6.10.2.7(d) of the SEBI Guidelines have not been disclosed.

4. In our opinion the above financial information of the Company and notes attached to this report, after making adjustments and re-grouping as considered appropriate has been prepared in accordance with Part II of Schedule II of the Act and the SEBI Guidelines.

5. This report is intended solely for your information and for inclusion in the Information Memorandum in connection with the listing of the equity shares of the Company and is not to be used, referred to or distributed for any other purpose without our prior written consent.

For RSM & Co.
Chartered Accountants

Vijay N. Bhatt
Partner
Membership No.: F-36647

Mumbai: January 27, 2006

Annexure – 1

STATEMENT OF ASSETS AND LIABILITIES, AS RESTATED

Amount in Rupees

	Particulars	As at	
		December 31, 2005	**March 31, 2005**
A			
	Fixed Assets		
	Gross Block	7,117,567,900	-
	Less: Depreciation	4,404,848	-
	Net Block	7,113,163,052	-
B	**Investments**	**5,118,039,518**	-
C	**Deferred tax asset (Net)**	**128,921**	-
D	**Current Assets, Loans and Advances**		
	Cash and Bank balances		
	Balance with Scheduled Bank in Current Account	489,435	97,300
	Total	**489,435**	**97,300**
E	**Liabilities and Provisions**		
	Current Liabilities and Provisions		
	Other Liabilities	270,794	11,570
	Total	**270,794**	**11,570**
F	**Net Worth (A+B+C+D-E)**	**12,231,550,132**	**85,730**
G	**Represented by:**		
	Paid-up share capital		
	- Equity share capital	500,000	100,000
	Share capital - pending allotment	12,231,304,220	-
	Less: Accumulated losses	(254,088)	-
	Total	**12,231,550,132**	**100,000**
	Less:		
H	Miscellaneous Expenditure to the extent not written off or adjusted	-	14,270
I	**Net Worth (G-H)**	**12,231,550,132**	**85,730**

Note:
The Company was incorporated on September 3, 2004; hence only financial information pertaining to period ending March 31, 2005 and thereafter is disclosed

Annexure – 2

STATEMENT OF PROFIT AND LOSS, AS RESTATED

Amount in Rupees

	Particulars	**For the Period ended on December 31, 2005**	**For the Period ended on March 31, 2005**
A	**Income**	-	-
B	**Expenditure**		
	Property tax	75,600	
	Repairs and maintenance - Building	18,324	
	Depreciation	101,650	
	Audit fees (including service tax)	165,300	
	General expenses	7,865	
	Pre-operative expenses written off	14,270	
	Total	**383,009**	
C	**Loss before tax (A-B)**	**(383,009)**	
	Less:		
	Provision for tax - deferred	128,921	
	Loss after Tax	**(254,088)**	

Notes:

1. Business of the Company for the financial year ended March 31 2005 was in pre-operative stage, hence no profit and loss account is prepared and all the expenses incurred are carried forward as pre-operative expenditure [for details refer Note No.10 to Annexure 4].

2. The Company was incorporated on September 3, 2004; hence only financial information pertaining to period ending March 31, 2005 and thereafter is disclosed.

Annexure – 3

CASH FLOW STATEMENT, AS RESTATED

Amount in Rupees

	Particulars	For the period ended December 31, 2005	For the period ended March 31, 2005
A	**Cash Flow from Operating Activities**		
	Net Profit / (loss) before tax as per Profit and loss account	(383,009)	-
	Adjusted for:		
	Pre-operative expenses	14,270	(14,270)
	Depreciation	101,650	-
		115,920	(14,270)
	Operating Profit / (Loss) before working capital change	(267,089)	(14,270)
	Adjusted for:		
	Trade payables	259,224	11,570
	Net Cash used in operating activities	**(7,865)**	**(2,700)**
B	**Cash flow from Financing Activities**		
	Proceeds from Share Capital	400,000	100,000
	Cash generated from financing activities	**400,000**	**100,000**
	Net Increase /(Decrease) in Cash and Cash equivalents	**392,135**	**97,300**
	Opening Balance of Cash and Cash equivalents	**97,300**	**-**
	Closing Balance of Cash and Cash equivalents	**489,435**	**97,300**

Notes:

1. The Company was incorporated on September 3, 2004; hence only financial information pertaining to period ending March 31, 2005 and thereafter is disclosed.

2. Transaction arising out of scheme of demerger, as stated to Note 3 of Annexure 4 is a non cash transaction and not considered in the above cash flow workings

Annexure – 4

NOTES TO RESTATED STATEMENT OF PRE-OPERATIVE EXPENDITURE, RESTATED ASSETS AND LIABILITIES AND RESTATED CASH FLOW STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2005

1. **Significant accounting policies**

a. Basis of preparation of financial statements

The financial statements are prepared under the historical cost convention, on accrual basis of accounting and in conformity with the accounting principles generally accepted in India. The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

b. Fixed assets

Fixed assets are stated at Cost net of MODVAT / CENVAT less accumulated depreciation and impairment loss, if any.

c. Depreciation

Depreciation on fixed assets has been provided on written down value as on appointed date at the rate and manner as prescribed in schedule XIV to the Companies Act, 1956.

d. Impairment of assets:

An asset is treated as impaired when the carrying cost of the assets exceeds its recoverable value. An impairment loss is charged to the profit and loss account in the year in which an asset is identified as impaired. The impairment loss recognized in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

e. Investments

Current investments are carried at lower of cost or net realizable value. Long term investments are stated at cost. Provision in diminution in value of investment is made only if such a decline is other than temporary in the opinion of the management.

f. Taxation

Provision for current income tax is measured based on the amount expected to be paid to the taxation authorities using the applicable tax rates and tax laws.

Deferred tax on timing differences between taxable income and accounting income is accounted for, using the tax rates and the tax laws enacted or substantially enacted as on the balance sheet date. Deferred tax assets other than on unabsorbed tax depreciation and unabsorbed tax losses are recognized only to the extent that there is a reasonable certainty of their realization. Deferred tax assets on unabsorbed tax depreciation and unabsorbed tax losses are recognized only to the extent that there is virtual certainty of their realization supported by convincing evidence.

g. Pre-operative Expenditure

All expenditure incurred prior to commencement of business is carried forward as pre-operative expenditure, which is capitalised/written off on commencement of business.

2. The equity shares of the Company were acquired by Reliance Industries Limited ("RIL") and its nominees on 11th August 2005, pursuant to which the Company has become wholly owned subsidiary of RIL.

3. In terms of the scheme of arrangement under section 391 to 394 of the Companies Act, 1956 ("the Scheme") between RIL, the Company and other three transferee Companies, RIL has re-organized and segregated by way of a demerger, its business and undertaking engaged in Coal based Energy undertaking, Gas based Energy Undertaking, Financial service Undertaking and Telecommunication Undertaking to four separate transferee Companies. All the assets and liabilities are transferred pursuant to approval order of the Honorable High Court of Judicature at Bombay dated 9th December 2005 and same has been filed with Registrar of Companies on 21st December 2005 and the appointed date as per the Scheme is September 1, 2005.

As per the said Scheme:

a. All the properties, investments, assets and liabilities relatable to 'Financial service undertaking' of RIL will stand transferred and vested in the Company on a going concern basis.

b. The said transfer has been effected at the values appearing in the books of RIL as at 31st August 2005 and recorded as such in book of account of the Company. The book value of assets over liabilities as on that date aggregates to Rs.5, 124,080,845.

c. In consideration of the demerger, the Company will issue and allot its shares to the shareholders of RIL (except the specified shareholders) in the ratio of one equity share of face value of Rs. 10 each fully paid up in the Company for every one equity share of Rs. 10 each fully paid up held by the shareholders of RIL. Pending allotment of these shares, the amount of Rs. 12,231,304,220 is disclosed as 'Share Capital – pending allotment'. Consequent to the allotment of the new shares as per the scheme, current share capital of the Company of Rs.500, 000 shall stand cancelled and the Company shall cease to be the subsidiary of RIL.

d. Deficit of net assets so recorded; over the amount of share capital to be issued amounting to Rs. 7,107,223,375 is recognized in these financial statements, and as stipulated in the Scheme, is disclosed as 'Goodwill' under fixed assets.

4. Figures for the current year incorporate the transactions specified in the scheme, which has vested with the Company and are therefore not compareable with those of the previous year and the current financial year is for the period of nine months.

5. Consequent to fresh Certificates of Incorporation received from the Registrar of Companies Maharashtra, at Mumbai name of the Company has been changed as under:

Certificate Dated	Change of name particulars
17-01-2005	From "Reliance Energy Technical Services Private Limited" to " Reliance Technical Services Private Limited"
25-07-2005	From "Reliance Technical Services Private Limited" to " Reliance Technical Services Limited"
03-08-2005	From "Reliance Technical Services Limited" to "Reliance Capital Ventures Limited".

6. Related Party disclosures

a. Following are the names of related parties and description of relationship

Name of the party	With Effect From	Relationship
Mr. Anil D. Ambani	w.e.f. 25.07.2005 upto 11.08.2005	Person having control at anytime during the year
Reliance Industries Limited	w.e.f. 11.08.2005	Holding company
Reliance Industrial Investments and Holdings Limited	w.e.f. 11.08.2005	Fellow Subsidiary companies
Reliance Power Ventures Limited	w.e.f. 11.08.2005	
Reliance Ventures Limited	w.e.f. 11.08.2005	
Reliance Strategic Investments Limited	w.e.f. 11.08.2005	
Reliance Technologies LLC	w.e.f. 11.08.2005	
Reliance LNG Limited	w.e.f. 11.08.2005	
Gas Transport & Infrastructure Limited	w.e.f. 11.08.2005	
Reliance Brazil LLC	w.e.f. 11.08.2005	
Reliance Communication Ventures Limited	w.e.f. 11.08.2005	
Reliance Energy Ventures Limited	w.e.f. 11.08.2005	
Reliance Natural Resources Limited	w.e.f. 11.08.2005	
Reliance Thermal Energy Limited	w.e.f. 11.08.2005	
Jayamkondam Power Limited	w.e.f. 11.08.2005	
Reliance Power Limited	w.e.f. 11.08.2005	
Hirma Power Limited	w.e.f. 11.08.2005	
Reliance Patalganga Power Limited	w.e.f. 11.08.2005	
Reliance Industries (Middle East) DMCC	w.e.f. 11.08.2005	
Relene Petrochemicals Limited	w.e.f. 06.09.2005	
Reliance Petroleum Limited	w.e.f. 24.10.2005	
Reliance Infrastructure Limited	w.e.f. 01.10.2005	
Reliance Capital Limited	w.e.f. 01.09.2005	Associate Companies
Reliance General Insurance Co. Ltd.	w.e.f. 01.09.2005	
Reliance Life Insurance Co. Limited	w.e.f. 01.09.2005	

b. Following are the volume of transactions with related parties during the period and outstanding balances as at the end of the period

Nature of transaction	Name of the Party	Opening Balance as on 01.04.2005 Rs	Acquired on Demerger Rs	Transaction During the period Rs	Balance outstanding as on 31.12.2005 Rs
Contribution to equity share capital	Mr. Anil D. Ambani	-	-	400,000	-
Equity Share	Reliance Capital Limited	-	4,858,036,018	-	4,858,036,018
	Reliance General Insurance Co. Ltd.	-	255,001,750	-	255,001,750
	RLIC Ltd.	-	5,001,750	-	5,001,750
Interest free Loans / Advances	Reliance Ventures Limited	-	311,850,000	(311,850,000)	-
Other Liabilities (reimbursements)	Reliance Industries Limited	-	-	93,924	93,924

Figures in brackets represent inflow

7. There are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.

8. Earning per share:

Particulars	For the period ended December 31, 2005	For the period ended March 31, 2005
Basic and Diluted (Rupees)	(7.64)	Not applicable
Net Loss attributable to equity shareholders (Rupees)	(254,088)	
Weighted average number of equity shares	33,273	
Nominal value per equity share (Rs.)	10	

Effect of weighted number of equity shares to be issued pursuant to the scheme of demerger excluding shares to be cancelled on allotment is anti dilutive in nature and hence basic and diluted earnings per shares remains same.

9. In terms of Accounting Standards (AS) 22, "Taxes on Income" the Company has provided deferred tax asset of Rs.128, 927. Details are as under:

Particulars	Timing differences arising during the period Rupees	As at 31-12-2005 Rupees
Deferred Tax (Liability) / Asset		
On account of Depreciation	(32,547)	(32,547)
Unabsorbed tax losses	161,468	161,468
Net Deferred Tax Asset	128,921	128,921

Deferred tax asset is recognized, as the management believes that there is a virtual certainty as to its realisation against future taxable profit.

10. Based on the available information with the management, the Company does not owe any sum to a small scale industrial undertaking as defined in clause (j) to section 3 of the industries (Development and Regulation) Act, 1951.

11. In the opinion of the management, the Current Assets, Loans and Advances and Current Liabilities are approximately of the value stated, if realised/paid in the ordinary course of business. The provision for all known liabilities is adequate and is not in excess of amounts considered reasonably necessary.

12. Previous year's figures have been regrouped wherever necessary to confirm to the current year's presentation.

Annexure – 5

STATEMENT OF ACCOUNTING RATIOS

	Particulars	For the period ended December 31, 2005	For the period ended March 31, 2005
1	**Earnings per share**		
	Net Profit after tax (Rupees)	(254,088)	Not Applicable (Refer Note No 1 below).
	Total number of equity shares outstanding at the end of the period/year (Nos.)	33,273	
	Earning per share – Basic and Diluted (Rupees) (Refer note no. 2 below)	**(7.64)**	
2	**Return on Net Worth**		
	Net Profit after tax (Rupees)	(254,088)	Not Applicable (Refer Note No. 1 below)
	Net Worth (Rupees)	12,231,550,132	
	Return on Net Worth (%)	**(0.0021)**	
3	**Net Asset Value**		
	Net Worth (Rupees)	12,231,550,132	85,730
	Total number of equity shares outstanding at the end of the period/year (Nos.)	50,000	10,000
	Net Asset Value per share (Rupees)	**244,631.00**	**8.57**

Notes:
1) Since the business of the Company was in pre-operative stage for the period ended March 31, 2005, no profit and loss account was prepared. Accordingly, no earnings per share and return on net worth data is provided.
2) The effect of weighted average number of equity shares to be issued pursuant to the scheme of arrangement excluding shares to be cancelled on allotment is anti dilutive in nature and hence basic and diluted earnings per share remains the same

Annexure – 6

CAPITALISATION STATEMENT AS AT DECEMBER 31, 2005

Amount in Rupees

	Particulars	Pre Issue	Post Issue (Refer note below)
A	**Borrowing:**		
	Short Term debt	-	-
	Long Term debt	-	-
	Total Debt	-	-
B	**Shareholders Funds:**		
	Equity share capital	500,000	12,231,304,220
	Share Capital - Pending allotment	12,231,304,220	-
	Reserves and surplus	-	500,000
	Less: Profit and loss account	(254,088)	(254,088)
	Total	**12,231,550,132**	**12,231,550,132**
	Debt – Equity Ratio (A/B)	-	-

Note:
As per the scheme of arrangement, in consideration of demerger of Financial services undertaking, the Company would issue and allot the shares to the shareholders of Reliance Industries Limited (except the specified shareholders) in the ratio of one equity shares of face value of Rs.10 each fully paid up in the Company for every one equity shares of Rs.10 each fully paid up held by the shareholders of Reliance Industries Limited. Such share capital which is pending allotment as at December 31, 2005 is considered as share capital pending allotment and included in pre issue shareholders funds. The post issue debt equity ratio is as adjusted at December 31, 2005 for allotment of these shares amounting to Rs.12,231,304,220 and cancellation of current share capital of the Company of Rs.500,000 which shall stand cancelled on allotment of the new shares. The amount of share capital to be cancelled is treated as capital reserve and included in post issue reserves and surplus.

Annexure – 7

STATEMENT OF TAX SHELTERS

Amount in Rupees

Particulars	For the period ended	
	December 31, 2005	**March 31, 2005**
Loss before deferred taxes, as restated	(383,009)	-
Tax rate, %		
-- Normal	33.66	36.59
Tax impact at applicable tax rate on restated profits (A)	**(128,921)**	-
Adjustments		
Temporary differences		
Difference between book base and tax base of fixed assets	(96,693)	-
Tax losses	479,702	-
Adjustment (B)	**383,009**	-
Tax saving thereon (C)	128,921	-
Net tax payable (A+C)	-	-

Annexure – 8

INVESTMENTS, AS RESTATED

Amount in Rupees

Investments [Long Term, Non-Trade, at Cost]	**As at 31-12-2005**		**As at 31-03-2005**	
Quoted				
In Equity Shares, fully paid up				
60,089,966 Reliance Capital Limited of Rs. 10 each		4,858,036,018		-
Unquoted				
25,500,175 Reliance General Insurance Company Limited. of Rs.10 each	255,001,750		-	
500,175 RLIC Ltd. of Rs.10 each	5,001,750		-	
		260,003,500		-
		5,118,039,518		-

Aggregate value of	**As at 31-12-2005**		**As at 31-03-2005**	
	Book value	Market Value	Book value	Market Value
Quoted investments	4,858,036,018	26,355,459,088	-	-
Unquoted investments	260,003,500		-	
	5,118,039,518	**26,355,459,088**	-	-

The details of the listed companies and other Resulting Companies in the group are as under:

1. Reliance Energy Limited (REL)

Date of Incorporation:

REL was incorporated on October 1, 1929.

Principal Business:

REL is India's leading integrated power utility company in the private sector. It has a significant presence in generation, transmission and distribution of power in Maharashtra, Goa and Andhra Pradesh

Shareholding Pattern of REL as on December 31, 2005:

	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	102,919,963	50.97
B	Non Promoters holding	98,984,288	49.03
	Total	201,904,251	100.00

Board of Directors of REL:

Anil D. Ambani	Chairman & Managing Director
Satish Seth	Executive Vice Chairman
J. P. Chalasani	Director (Business Development)
S. C. Gupta	Director (Operations)
V. R. Galkar	Director
Gen V.P. Malik	Director
S. L. Rao	Director
Dr. Leena Srivastava	Director

Financial Performance of REL

Rs in Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005*
Sales & Other Income	2,759.29	3,582.70	4,592.55	3,383.43
PAT	162.33	367.08	520.14	480.47
Equity Capital	137.83	175.26	185.61	201.94
Reserves	2,425.67	4,935.71	5,586.27	NA
EPS(Rs.)	8.85	25.86	28.06	24.30
Book Value(Rs.)	186.13	291.79	310.32	NA

*As per the un-audited financial results published by REL for the nine months' period ended December 31, 2005

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of REL are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited GDR's of the company are listed at London Stock Exchange.

Monthly High & Low price of the Equity Shares of REL at BSE

Month	High (Rs)	Low (Rs)
August 2005	659.50	563.25
September 2005	614.00	533.00
October 2005	593.50	496.00
November 2005	611.25	515.00
December 2005	664.40	573.00
January 2006	700.60	585.20

Promise v/s Performance

In December 1993 REL made a public issue of 25,269,000 - 15% Secured Fully Convertible Debentures of Rs. 70 each, each of which was converted into one equity share of Rs. 10 each, at a premium of Rs. 60 each, for cash at par, aggregating to Rs. 1176.9 crores. REL simultaneously also made a rights issue of 28,851,760 fully convertible debentures of Rs. 60 each, each of which was converted into one equity share of Rs. 10 each at a premium of Rs. 50 each.

The following table compares the performance vis a vis the projections given in the Offer Document for the aforesaid issues.

Rs. in Crores

Year ended March 31,	1993-94		1994-95		1995-96	
	Projection	Performance	Projection	Performance	Projection	Performance
Total Income	920.61	1008.78	1046.49	1214.39	1138.07	1584.85
Profit After Tax	81.87	70.84	127.93	146.66	137.06	173.47
Earning per Share (Rs.)	14.19	12.28	11.44	13.13	12.26	15.00

1993-94: The variation between the projected and actual figures is attributable to the Provision for Taxation, which in Projected financials was Nil while Actual was Rs.49.60 crores.

The performance in 1994-95 and 1995-96, were higher than those projected, due to the benefits accrued as a result of the commissioning of the Company's Power Station at Dahanu.

Recent equity issue:

REL on July 21, 2005 had allotted 4,184,000 equity shares at the rate of Rs. 573 per equity shares (including a premium of Rs. 563) to a corporate body and five foreign institutional investors. REL on August 2, 2005 had also allotted 2,58,16,000 warrants at Rs. 573 per warrant (including a premium of Rs. 563) to AAA Project Ventures Private Limited. Each warrant when fully paid is entitled to one equity shares of REL.

2. Reliance Capital Limited (RCL)

Date of Incorporation:

RCL was incorporated on March 5, 1986

Principal Business:

RCL is a Non-Banking Financial Company (NBFC) registered with the Reserve Bank of India under Section 45-IA of the Reserve Bank of India Act, 1934.

Shareholding Pattern of RCL as on December 31, 2005:

Sr.	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	12,51,04,225	60.33
B	Non Promoters holding	8,22,62,020	39.67
	Total	207,366,245	100.00

Board of Directors of RCL

Anil D. Ambani	Chairman
Amitabh Jhunjhunwala	Director
Rajendra Chitale	Director
Udayan Bose	Director

Financial Performance of RCL

Rs. in Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005*
Sales & Other Income	458.78	356.79	295.69	329.69
PAT	102.63	105.79	105.81	252.02
Equity Capital	127.83	127.84	127.84	207.90
Reserves	1208.50	1271.84	1310.08	N.A
EPS (Rs.)	8.06	8.31	8.31	14.66
Book Value (Rs.)	104.97	109.96	112.95	N.A

*As per the un-audited financial results published by RCL for the nine months' period ended December 31, 2005

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of RCL are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

Monthly High & Low price of the Equity Shares of RCL at BSE

Month	High (Rs)	Low (Rs)
August 2005	496.50	421.00
September 2005	484.95	363.00
October 2005	409.70	327.10
November 2005	452.35	349.55
December 2005	473.00	415.00
January 2006	482.90	420.60

Promise v/s Performance:

In January 1995, RCL made a public issue of 42,857,200 equity shares of Rs. 10 each for cash at premium of Rs. 130 per share aggregating Rs. 600 crores.

In January 1995, RCL made a rights issue of 14,229,500 equity shares of Rs. 10 each for cash at premium of Rs. 40 per share aggregating Rs. 71.1 crores.

The following table compares the performance vis a vis the projections given in the Offer Document for the aforesaid issues.

(Rs. in Crores)

Year ended March 31,	1995		1996		1997	
	Projection	Performance	Projection	Performance	Projection	Performance
Total Income	107.00	106.57	398.00	217.55	537.00	222.86
Profit After Tax	46.00	46.37	119.00	110.92	138.00	101.51
Earning per Share (Rs.)	7.80	7.42	9.40	9.28	10.90	8.19
Dividend (%)	22	24	25	27	25	28

a) 1994-1995: There was no material variation between the projected and actual figures in this period.

b) 1995-1996: The variation between the projected and actual figures is attributable to tight money conditions impacting resource mobilization and depressed capital markets.

c) 1996-1997: The variation between the projected and actual figures is attributable to the continuing depressed conditions in the capital markets which affected resource mobilization and the overall volume of business; higher provisioning and write offs; and incidence of corporate tax consequent upon legislative amendments.

3. Adlabs Films Limited (Adlabs)

Date of Incorporation:

Adlabs was incorporated on November 30, 1987.

Principal Business:

Adlabs is engaged in the business of production, processing, exhibition, and overseas distribution of films.

Adlabs has processing facilities in Mumbai for, amongst other things, the processing of raw exposed films, color correction, editing and coping. Adlabs has invested in front-end processing laboratories in Chennai and Kolkata to cater to regional films. Adlabs' multiplex cinema division now operates 24 cinema screens in 6 multiplex complexes : one multiplex is wholly-owned, three are 50 : 50 joint ventures, and balance two are leased properties. Adlabs' through its wholly-owned subsidiary Entertainment One (India) Limited produces / co-produces, invests in and markets Indian-made feature films internationally.

On 24 May 2005 Adlabs made a preferential issue of 35 lakh equity shares of Rs. 5 each at a price of Rs. 150 per share to foreign institutional investors. On 8 August 2005, Adlabs issued on preferential basis 1,10,00,000 equity shares and 38,00,000 warrants to Reliance Land Pvt. Ltd.

Shareholding Pattern of Adlabs as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	1,80,55,000	50.15
B.	Non Promoters holding	1,79,45,750	49.85
	Total	3,60,00,750	100.00

Board of Directors of Adlabs

Manmohan Shetty	Chairman and Managing Director
Pooja Shetty	Executive Director
Berjis Desai	Non-executive Director
Karan Johar	Non-executive Director
Gautam Doshi	Non-executive Director
Shripal Morakhia	Non-executive Director

Financial Performance of Adlabs

Rs. in Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005*
Sales & Other Income	78.05	78.91	87.56	69.79
PAT	16.65	17.64	20.67	18.92
Equity Capital	10.75	10.75	10.75	18.00
Reserves	82.52	94.09	106.55	N.A.
EPS(Rs.)	7.75	8.21	9.61	6.28
Book Value(Rs.)	43.38	48.76	54.56	N.A.

*As per the un-audited financial results published by Adlabs for the nine months' period ended December 31, 2005

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of Adlabs are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

Monthly High & Low price of the Equity Shares of Adlabs at NSE

Month	High (Rs)	Low (Rs)
August 2005	379.0	293.0
September 2005	364.7	276.2
October 2005	323.4	250.0
November 2005	337.5	270.2
December 2005	392.0	316.2
January 2006	374.9	324.5

Promise v/s Performance

In December 2000, Adlabs made an initial public offering of 44 lakh equity shares of Rs. 5 each at a premium of Rs. 115/- per share amounting to Rs. 52.8 crores. The proceeds of the issue were used to establish the IMAX dome theatre and a 4-screen, 1,314 seat multiplex cinema in Mumbai and to upgrade its film processing facilities. IMAX dome theatre scheduled to be established in December 2000 was established in March 2001.

Reliance Energy Ventures Limited (REVL)

Date of Incorporation:

REVL was incorporated on July 3, 2000.

Principal Business:

Pursuant to the scheme, REVL is vested with the Coal Based Energy Undertaking, comprising, inter-alia equity shares in the operating companies viz. 9,09,24,724 Equity Shares constituting 45.03% of the paid up capital of Reliance Energy Limited, 50,000 Equity Shares of Rs.10 each, constituting 100% of the paid up capital, of Reliance Power Limited, 4,23,268 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Hirma Power Limited, 50,000 Equity Shares of Rs. 10 each of, constituting 100% of the paid up capital of Jayamkondam Power Limited and 50,000 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Reliance Thermal Energy Limited. Therefore, the main source of the REVL's income will be from these investments. Reliance Energy Limited (REL) is a Company whose equity shares are listed on BSE and NSE. The Equity shares of Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are not listed on any Stock Exchange. Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are Subsidiaries of REVL.

Shareholding Pattern of REVL as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	49 58 94 812	40.54
B.	Non Promoters holding	72 72 35 610	59.46
	Total	122 31 30 422	100.00

Board of Directors of REVL

Anil D. Ambani – Chairman	Chairman
Satish Seth	Non-executive Director
Shri S L Rao	Non-executive Director
Shri V R Galkar	Non-executive Director

Financial Performance of REVL

Rupees

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	-	-	-	-
PAT	(10,086)	(8,750)	(9,084)	(215,097)
Equity Capital	100,000	100,000	100,000	500,000
Share Capital – pending allotment				12,231,304,220
Reserves	(27,068)	(35,818)	(44,902)	16,978,761,708
EPS(Rs.)	(1.01)	(0.88)	(0.91)	(6.46)
Book Value(Rs.)	7.29	6.42	5.50	N.A.

Details of listing and Highest & Lowest market price during the preceding six months:

In terms of the Scheme, the Equity Shares of REVL shall be listed and/or admitted to trading on BSE and NSE. REVL is in the process of listing its Equity Shares on the above Stock Exchanges.

Promise v/s Performance

REVL has not made any public issue.

Reliance Natural Resources Limited (RNRL)

Date of Incorporation:

RNRL was incorporated on March 24, 2000.

Principal Business:

Pursuant to the Scheme, Gas Based Energy Undertaking of RIL comprising inter-alia. 50,000 Equity Shares of Rs. 10 each of, constituting 100% of the paid up capital of Reliance Patalganga Power Limited, has been vested with the RNRL. Reliance Patalganga Power Limited is a subsidiary of the RNRL.

Shareholding Pattern of RNRL as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	49 58 94 812	40.54
B.	Non Promoters holding	72 72 35 610	59.46
	Total	122 31 30 422	100.00

Board of Directors of RNRL

Anil D. Ambani – Chairman	Chairman
Shri S L Rao	Non-executive Director
Shri Bakul Dolakia	Non-executive Director
Shri J L Bajaj	Non-executive Director

Financial Performance of RNRL

Rupees

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	-	-	-	8,688
PAT	(10,027	(8,259)	(8,858)	(29,095,084)
Equity Capital	100,000	100,000	100,000	500,000
Share Capital – pending allotment				6,115,652,110
Reserves	(26,263)	(34,522)	(43,380)	(29,138,464)
EPS(Rs.)	(0.50)	(0.41)	(0.44)	(437.22)
Book Value(Rs.)	7.21	6.55	5.66	N.A.

Details of listing and Highest & Lowest market price during the preceding six months:

In terms of the Scheme, the Equity Shares of RNRL shall be listed and/or admitted to trading on BSE and NSE. RNRL is in the process of listing its Equity Shares on the above Stock Exchanges.

Promise v/s Performance

RNRL has not made any public issue.

Reliance Communication Ventures Limited (RCoVL)

Date of Incorporation:

RCoVL was incorporated on July 15, 2004.

Principal Business:

Pursuant to the scheme, RCoVL has been vested with the Telecommunication Undertaking, comprising inter-alia equity shares in the operating companies viz. 900,000,000 equity shares of Re. 1 each, constituting 45.00% of the paid up capital, of Reliance Communications Infrastructure Limited, 3,192,585,350 equity shares of Re. 1 each, constituting 45.34% of the paid up capital,of Reliance Infocomm Limited, 7,095,130 equity shares of Rs. 10 each , constituting 35.60% of the paid up capital, and 45,000,000 preference shares of Re. 1 each of Reliance Telecom Limited and 69,524 equity sharesof US $ 0.05 each, constituting 3.98% of the paid up capital of World Tel Holding Limited (Bermuda). Therefore the RCoVL's main source of income will be the return from its investments in these companies. None of these companies is a subsidiary of the RCoVL.

Shareholding Pattern of RCoVL as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	49 58 94 812	40.54
B.	Non Promoters holding	72 72 35 610	59.46
	Total	122 31 30 422	100.00

Board of Directors of RCoVL

Anil D. Ambani – Chairman	Chairman
Prof. J Ramachandran	Non-executive Director
Shri S P Talwar	Non-executive Director

Financial Performance of RCoVL

Rupees

Particulars	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	-	-
PAT	-	-
Equity Capital	100,000	500,000
Share Capital – pending allotment	-	6,115,652,110
Reserves	-	147,83,42,66,930
EPS(Rs.)	-	849.62
Book Value(Rs.)	-	N.A.

Details of listing and Highest & Lowest market price during the preceding six months:

In terms of the Scheme, the Equity Shares of RCoVL shall be listed and/or admitted to trading on BSE and NSE. RCoVL is in the process of listing its Equity Shares on the above Stock Exchanges.

Promise v/s Performance

RCoVL has not made any public issue.

Other group companies

Apart from the above companies, the other material companies in the group are as under:

- Reliance Infocomm Limited
- Reliance Communication Infrastructure Limited
- Reliance Telecom Limited

The details of the above Companies, including their financials and material litigation and defaults, as may be applicable, will be disclosed in the Information Memorandum to be filed with the Stock Exchanges by Reliance Communication Ventures Limited, a Resulting Company which has been vested with the shareholding in the said companies, as part of demerger of Telecommunication Undertaking in terms of the Scheme and which is in the process of listing its shares.

Reliance Capital Ventures Limited was originally incorporated on September 3, 2004 under the Companies Act, 1956 as Reliance Energy Technical Services Private Limited. The name of the Company was thereafter changed to Reliance Technical Services Private Limited on January 17, 2005. The status of the Company was changed to public limited company on July 25, 2005 and the name was thereafter changed to its present name Reliance Capital Ventures Limited on August 3, 2005.

Pursuant to the Scheme, the Company stands vested with the Financial Services Undertaking, as defined under the Scheme comprising, inter-alia equity shares in the operating companies viz. 6,00,89,966 Equity Shares of Rs. 10 each of Reliance Capital Limited; 25,500,175 Equity shares of Rs. 10 each of Reliance General Insurance Company Limited; and 500,175 Equity Shares of Rs. 10 each of RLIC Limited. Therefore, the main source of the Company's income will be from its investments in RCL, RGIL and RLIL. RCL is a Company whose equity shares are listed on BSE and NSE. The Equity shares of RGIL and RLIL are not listed on any Stock Exchange. None of these companies is a Subsidiary of the Company.

For details RCL, RGIL and RLIL please see – the Section titled "Key Investments".

Pursuant to the Scheme, the Company stands vested with the Financial Services Undertaking, as defined under the Scheme comprising, inter-alia equity shares in the operating companies viz. 6,00,89,966 Equity Shares of Rs. 10 each of Reliance Capital Limited; 2,55,00,175 Equity shares of Rs. 10 each of Reliance General Insurance Company Limited; and 5,00,175 Equity Shares of Rs. 10 each of RLIC Limited. Therefore, the main source of the Company's income will be from its investments in RCL, RGIL and RLIL. RCL is a Company whose equity shares are listed on BSE and NSE. The Equity shares of RGIL and RLIL are not listed on any Stock Exchange.. None of these companies is a Subsidiary of the Company.

Reliance Capital Limited (RCL)

Background

Reliance Capital Limited, formerly known as Reliance Capital and Finance Trust Limited, was incorporated on March 5, 1986, under the Companies Act, 1956. The Equity shares of RCL are listed on BSE and NSE.

RCL is a Non-Banking Financial Company (NBFC) registered with the Reserve Bank of India under section 45-IA of the Reserve Bank of India Act, 1934.

RCL is one of India's leading private sector financial services companies, and ranks among the top 3 private sector financial services and banking companies, in terms of net worth. RCL has interests in asset management and mutual funds, stock broking, life and general insurance, proprietary investments, private equity and other activities in financial services.

RCL was one of the first depositary participants registered with the Securities and Exchange Board of India.

RCL's asset management business is carried by its wholly owned subsidiary viz. Reliance Asset Management Limited through Reliance Mutual Fund. As of January 31, 2006, total assets under management of Reliance Capital Asset Management Limited were 16,702 crore. Reliance Mutual Fund has over 10 lakhs investors.

RCL's existing stock broking business is pursued through Reliance Share and Stock Brokers Private Limited. Reliance Share and Stock Brokers Private Limited is a SEBI registered stock broker and is member of all leading stock exchanges in India including BSE and NSE.

In October 2005, AMP Sanmar Life Insurance Co. Ltd. (since renamed as Reliance Life Insurance Company Limited), a company incorporated in May 2001 as a joint venture between AMP of Australia and the Sanmar group was acquired by Reliance Capital Group. AMP Sanmar Life Insurance has a wide range of products to cover different customer segments, including traditional products, unit linked products, pension plans and employee benefit products. AMP Sanmar Life Insurance has been carrying on business mainly in the Southern and Western parts of India through its 118 branches. It has over 12000 advisors and over 1000 staff. The Company sold 35,193 policies and collected Rs.106 crores of premium income during the financial year ended March 31, 2005. During the nine months period ended on December 31, 2005 the Company sold 41,155 policies and earned premium income of Rs. 135 crores.

In August 2005, RCL along with its affiliate Reliance Land Private Limited acquired controlling interest in Adlabs Films Limited, by making an open offer in terms of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. Adlabs Films Limited is a leading integrated professionally managed entertainment company with significant presence in the entertainment industry from film processing to exhibition apart from providing value added entertainment services.

Shareholding Pattern of RCL as on as on December 31, 2005 is set forth below:

	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	12,51,01,825	60.33
B	Non Promoters holding	8,22,64,420	39.67
C.	Grand Total	207,366,245	100

Board of Directors

Anil D. Ambani	Chairman
Amitabh Jhunjhunwala	Director
Rajendra Chitale	Director
Udayan Bose	Director

Financial Performance:

The financial performance for past 3 years is as follows:

Rs. in Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	458.78	356.79	295.69	329.69
PAT	102.63	105.79	105.81	252.02
Equity Capital	127.83	127.84	127.84	207.90
Reserves	1208.50	1271.84	1310.08	N.A
EPS(Rs.)	8.06	8.31	8.31	14.66
Book Value(Rs.)	104.97	109.96	112.95	N.A

Details of listing and Highest & Lowest market price at the Stock Exchange during the preceding six months:

Equity Shares of RCL are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited

Monthly High & Low price of the Equity Shares of RCL at BSE

Month	High (Rs)	Low (Rs)
August 2005	496.50	421.00
September 2005	484.95	363.00
October 2005	409.70	327.10
November 2005	452.35	349.55
December 2005	473.00	415.00
January 2006	482.90	420.60

Opportunities: With GDP growth forecast of 6 - 7% over the next few years, the Indian economy will continue to provide several attractive growth opportunities. The increased thrust on the infrastructure sector, including power, roads, ports, telecom and other urban infrastructure projects, will continue to provide excellent investment opportunities in the future. In addition, the services sector which is growing at rapid pace and contributes substantially to GDP, will provide many new opportunities for the financial services industry in India. RCL intends to actively pursue growth opportunities in the fast growing financial services sector in the country, to become a full fledged financial services company with activities encompassing, inter alia, asset management and mutual funds, life and general insurance, stock broking, distribution of financial products and other financial services.

Challenges: The NBFC sector continues to face competitive pressures from the banking sector and financial institutions, due to their increased penetration in the consumer financing market, with comparatively low cost of funds at their disposal. The spreads in the lending business have also narrowed considerably, bringing risk-adjusted margins to generally unviable levels. RCL's strong financial position, reflected by its low debt:equity ratio and adoption of prudent business strategies, have enabled it to consistently post satisfactory performance despite these difficult conditions.

Outlook: The financial services sector is one of the key growth sectors of the economy. Globally, 5 of the top 20 Fortune 500 companies are financial services companies. 21% of total revenues and 27% of total profits of all Fortune 500 companies are generated by the financial services sector, the largest by any single sector. As stated above, RCL intends to actively pursue growth opportunities in the fast growing financial services sector in the country, to become a full fledged financial services company with activities encompassing, inter alia, asset

management and mutual funds, life and general insurance, stock broking, distribution of financial products and other financial services.

Resources and Liquidity: RCL has no debt as on December 31, 2005, and enjoys the highest top-end ratings of 'A1+' and 'F1+' by ICRA and FITCH, respectively.

In July 2005, RCL issued and allotted on a preferential basis 6,00,00,000 equity shares of Rs. 10 each for cash at a price of Rs. 228 per equity share, aggregating Rs. 1368.00 crore and 4,10,00,000 warrants entitling the warrant holders to apply for one equity share of Rs. 10 each per warrant, for cash at a price of Rs. 228 per share, to AAA Enterprises Private Limited, a company controlled by Anil D. Ambani, in accordance with the SEBI (Disclosure and Investor Protection) Guidelines, 2000. Further, RCL also issued and allotted on a preferential basis 1,62,60,001 equity shares of Rs. 10 each for cash at a price of Rs. 228 per equity share, aggregating to Rs. 370.73 crores, to financial investors. Upto the date of this Information Memorandum 38,00,000 equity shares have been issued against the said warrants.

Pursuant to the said preferential issue, AAA Enterprises Private Limited, together with Anil D. Ambani made an open offer to the shareholders of RCL in terms of SEBI (Substantial Acquisition of Shares and Takeovers), Regulations 1997 and consequently became promoters of RCL.

AAA Enterprises Private Limited, together with Anil D. Ambani presently holds 30.86% of the share capital of RCL, excluding 3,72,00,000 warrants held by AAA Enterprises Private Limited.

Risks and Concerns: RCL is exposed to specific risks that are particular to its businesses and the environment within which it operates, including interest rate volatility, economic cycle, market risk, and credit risk. RCL manages these risks by maintaining a conservative financial profile and by following prudent business and risk management practices.

RLIC Limited

Background

RLIC Limited (RLIL) was incorporated on 12th October, 2000 with the object of carrying on Life Insurance business. RLIL has not commenced its operations of Life Insurance accordingly the Revenue account, Profit and Loss Account was not prepared. Equity Shares of RLIL are not listed on any Stock Exchange. The life insurance business is being carried on by Reliance Life Insurance Co. Ltd. RLIC now intends to carry on business of dealing in government and other securities, and has accordingly taken steps to amend its objects.

Shareholding Pattern as on as on December 31, 2005

	Category	No. of shares Held	% of Shareholding
A	**Promoter Holding**	2,00,700	100
B	**Non Promoters holding**	-	-
C	**Grand Total**	**2,000,700**	**100**

Board of Directors

U. Mahesh Rao
S.P.Talwar
Amitabh Jhunjhunwala

Financial Performance:

RLIL has not commenced its operations and hence the Revenue Account and Profit and Loss Account were not prepared by RLIL.

Rs. in Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	-	-	-	-
PAT	-	-	-	-
Equity Capital	2.00	2.00	2.00	2.00
Reserves	-	-	-	-
EPS(Rs.)	-	-	-	-
Book Value(Rs.)	-	-	-	-

Reliance General Insurance Company Limited

Reliance General Insurance Company Limited is in the non-life insurance industry.

The non-life insurance industry in India was traditionally a domain of the government owned insurance companies such as the General Insurance Corporation (GIC) and its four subsidiaries and the Export Credit and Guarantee Corporation. However, in the year 2000, the insurance sector was opened up to private participation and since then new non-life insurance companies from the private sector have entered the market. The Insurance Regulatory and Development Authority (IRDA), which was established under an act of the Parliament, regulates the insurance and reinsurance business in India.

Reliance General Insurance Company Limited (RGIL) was incorporated on August 17, 2000 with the object of carrying on General Insurance business. Equity Shares of RGIL are not listed on any Stock Exchange. During the year ended 31st March 2005, Reliance General Insurance Company Ltd., has booked gross direct premium of Rs 161.68 crore and has recorded a net profit after tax of Rs. 5.83 crore.

Shareholding Pattern of RGIL as on December 31, 2005:

	Category	No. of shares Held	% of Shareholding
A	**Promoter Holding**	102000700	100
B	**Non Promoters holding**	-	-
C.	**Grand Total**	102000700	100

Board of Directors

D.Sengupta
S.P.Talwar
Amitabh Jhunjhunwala

Financial Performance:

Rs. in Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005
Gross written premium	185.68	161.06	161.68	109.52
PAT	14.34	8.99	5.83	12.98
Equity Capital	102.00	102.00	102.00	102.00
Reserves	21.58	30.57	36.41	-
EPS(Rs.)	1.41	0.88	0.57	1.27
Book Value(Rs.)	12.12	13.00	13.57	-

OUTSTANDING LITIGATIONS AND MATERIAL DEVELOPMENTS

Except as described below, in relation to the persons named as Promoters, to the best of knowledge of the Company, there are no outstanding material litigations against or any disputes, tax liabilities, non payment of statutory dues, overdues to banks / financial institutions, defaults against banks / financial institutions, defaults in dues towards instrument holders like debenture holders, fixed deposits and arrears on cumulative preference shares issued by the Company, defaults in creation of full security as per terms of issue/ other liabilities, proceedings initiated for economic/ civil/ any other offences (including past cases where penalties may or may not have been awarded and irrespective of whether they are specified under paragraph (i) of part 1 of Schedule XIII of the Companies Act, 1956), no disciplinary action has been taken by SEBI / Stock Exchanges against the Company, its Directors, its promoters, and the companies/firms promoted by the Promoters.

1. Pending litigation in which Promoters were associated:

For Non Conversion of the Optionally Fully Convertible Debentures (OFCDs) issued by the erstwhile Reliance Polypropylene Limited, Santosh Tyagi, a holder of OFCDs filed a Criminal Case No. 14 of 1995 before the Special Court for Economic Offences, Jaipur, under Section 63 of the Companies Act alleging false statements alleged to have been made in the prospectus pertaining to issue of the OFCDs. The Special Court has taken cognizance of the offence alleged and issued summons interalia to Anil Ambani. Against the Order taking cognizance, the Accused have filed a Revision before the Sessions Court which is pending disposal.

For Non Conversion of the Optionally Fully Convertible Debentures of the erstwhile Reliance Polyethylene Limited, Jairam Jangid has filed a Criminal Case No. 60 of 1998 before the Special Court for Economic Offences, Jaipur, under Section 63 of the Companies Act alleging false statements alleged to have been made in the prospectus pertaining to issue of the OFCDs. The Special Court has taken cognizance and issued summons interalia to Anil Ambani. The High Court of Rajasthan at Jaipur, pending the disposal of the Petition filed by Anil Ambani for quashing the prosecution, has stayed the proceedings before the Special Court.

For the alleged non transfer of 200 shares of erstwhile Reliance Petroleum Limited, on a Complaint filed by one Shri Bharat Bhushan Singh, the Chief Judicial Magistrate, Patna, has taken cognizance of the offences alleged and issued summons, interalia, Anil Ambani under Section 403 and 420 read with section 120-B of Indian Penal Code. Pending the disposal of a Petition filed by the Accused for quashing the prosecution, the Hon'ble Patna High Court, has stayed the Criminal proceedings before the Chief Judicial Magistrate, Patna.

2. Reliance Capital Limited:

Dhyan Investments and Trading Company Limited ("Dhyan" for short) incorporated on 17th May 1991, was a wholly owned subsidiary of Reliance Capital Limited (then known as Reliance Capital and Finance Trust Limited) between January 1992 and January 1993. Since January 1993 Reliance Capital Limited ceased to hold any shares in Dhyan. By an Order dated 17.01.2001 the Special Court in a Misc. Petition No. 74 of 1995 filed by Canfina against Citibank, Hiten Dalal, Dhyan and two officers of Canfina ("Defendants" for short) interalia held the Defendants jointly and severally were liable to pay to Canfina a sum of Rs.22.12 Crores alongwith interest thereon in connection with certain transactions pertaining to Canpremium and Candouble securities which had been transacted in May 1992. The Appeals preferred by Citibank, Hiten Dalal, Dhyan and one Officer of Canfina in the Supreme Court have been admitted and are pending disposal. Citibank has deposited the entire decretal amount with Canara Bank to secure the decree. CBI has alleged criminal conspiracy among Hiten Dalal, Dhyan, two officers of Canfina and two officers of Citibank arising out of the facts alleged in the above Petition and filed a case in the Special Court. No charges have been framed. By a Notification dated 20.11.2001, Dhyan was notified under Section 3(2) of the Special Court Act, 1992. Dhyan has filed before the Special Court a Misc. Petition No. 25 of 2001 challenging the said notification and applied for being denotified. The said Petition is pending disposal.

3. Reliance Energy Limited:

From time to time, REL experiences routine litigation and disputes with counter parties in its normal course of business, which are typical that are experienced by power utilities. However, REL believes that none of such pending routine litigation or disputes either individually or in the aggregate will have a material adverse effect on the business or financial condition or results of operation of the company. However the Major pending litigation, which will also not have any material adverse effect on the business or financial condition of the Company, are summarized below:

Standby Charges.

From the year 1998, a dispute over sharing of standby charges payable to MSEB is pending between REL and The Tata Power Company Limited (TPC). On remand by the Hon'ble Supreme Court, The Maharashtra Electricity Regulatory Commission (MERC) by its Order dated 31st May 2004 decided the issue and directed REL and TPC to share the same in the ratio of 23:77 and further directed TPC to refund Rs. 322 crore to REL i.e the excess amount paid/deposited by REL. REL and TPC has challenge the said order of MERC by filing first Appeal before the Appellate Tribunal for Electricity. Appeals are pending.

TPC License interpretation.

It is the contentions of REL that TPC has no license to supply electricity to retail consumers. MERC by its Order dated 3rd July 2003 has held that TPC has a license to supply to all consumers but has restrained TPC from supplying electricity to new consumers whose maximum demand is less than 1000 KVA till level playing field is created. The said Order has been challenged by REL and also by TPC by filing Appeal before the Appellate Tribunal for Electricity. Appeals are pending.

Take or pay and additional energy charges.

TPC in March 2002 has filed a petition before MERC claiming Rs. 125 crore from REL towards "Take or Pay and Additional Energy Charges" pursuant to Principle of Agreement dated 31st January 1998. REL is of the view that this amount is not payable to TPC. The Petition is pending before MERC.

Rebate Issues.

To retain high value consumers and prevent their migration to TPC ,REL offered to its consumers certain rebate with effect from 1998. TPC challenged the decision of REL and filed a petition before MERC. MERC by its Order dated 20th February 2004 disallowed such rebate and treated this rebate of Rs. 350 crore as a notional income while computing the Aggregate Revenue Requirement for the period FY 1998 to FY 2004. REL has challenged the said Order by filing Appeal before the Appellate Tribunal for Electricity. The said Appeal is admitted and pending for hearing.

Flue Gas Desulphurization (FGD) at DTPS.

As directed by the Dahanu Taluka Environment Protection Authority (DTEPA) REL is in process of putting FGD plant at its Dahanu Thermal Power Station. For due compliance of the said Order of DTEPA, the Company was directed by the Bombay High Court to give a Bank Guarantee of Rs. 100 crore to Bombay High Court. REL has given the said Bank Guarantee.

Following is the summary position of pending litigation matters in respect of Income tax:

(a) Appeals pending at Income Tax Appellate Tribunal (ITAT):

Assessment Year 1988-89: Appeal involving aggregate amount of Rs.2.53 crores and tax impact of Rs.0.19 crores; Assessment Year 1991-92: Total four Appeals involving aggregate amount of Rs.21.86 crores & tax impact of Rs.11.31 crores; Assessment Year 1993-94: Total seven Appeals involving aggregate amount of Rs.52.76 crores & tax impact of Rs.27.31 crores; Assessment Year 1994-95: Total eight Appeals involving aggregate amount of Rs.101.22 crores & tax impact of Rs.52.38 crores; Assessment Year 1995-96: Total eight Appeals involving aggregate amount of Rs.153.25 crores & tax impact of Rs.70.50 crores; Assessment Year 1996-97: Total five Appeals involving aggregate amount of Rs.14.28 crores & tax impact of Rs.6.58 crores; Assessment Year 1997-98: Total four Appeals involving aggregate amount of Rs.33.66 crores & tax impact of Rs.14.47 crores; Assessment Year 1998-99: Total nine Appeals involving aggregate amount of Rs.52.18 crores & tax impact of Rs.0.08 crores; Assessment Year 1999-00: Total twelve Appeals involving aggregate amount of Rs.52.83 crores & tax impact of Rs.25.46 crores; Assessment Year 2000-01: Total ten Appeals involving aggregate amount of Rs.177.51 crores & tax impact of Rs.67.98 crores; Assessment Year 2001-02: Total thirteen Appeals involving aggregate amount of Rs.102.69 crores & tax impact of Rs.39.80 crores; and Assessment Year 2002-03: Total two Appeals involving tax impact of Rs.0.10 crores.

(b) Appeals pending at CIT (A) :

Assessment Year 2002-03: Total fourteen Appeals involving aggregate amount(addition/disallowance) of Rs.604.15 crores & tax impact of Rs.39.87 crores; and Assessment Year 2003-04: Total fifteen Appeals involving aggregate amount of Rs.360.33 crores & tax impact of Rs.19.92 crores.

(c) Appeals pending at High Court :

Assessment Year 1978-79: Total two Appeals involving aggregate amount of Rs.1.06 crores; Assessment Year 1979-80: Appeal involving aggregate amount of Rs.5.36 crores; Assessment Year 1980-81: Total two Appeals involving aggregate amount of Rs.4.08crores; and Assessment Year 1983-84: Total two Appeals involving aggregate amount of Rs 0.52 crores.

4. Other group companies

Apart from the above companies, the other material companies in the group are as under:

- Reliance Infocomm Limited
- Reliance Communication Infrastructure Limited
- Reliance Telecom Limited

Details of material litigation and defaults of the above Companies, as may be applicable, will be disclosed in the Information Memorandum to be filed with the Stock Exchanges by Reliance Communication Ventures Limited, a Resulting Company which has been vested with the shareholding in the said companies, as part of demerger of Telecommunication Undertaking in terms of the Scheme and which is in the process of listing its shares.

GOVERNMENT APPROVALS

No government license / approval is required by the Company to carry on its activity

Authority for the Scheme

The Honorable High Court of Judicature at Bombay, by its Order dated December 9, 2005 has approved the Scheme of Arrangement between Reliance Industries Limited ("RIL") and Reliance Capital Ventures Limited ("RCVL"), Reliance Energy Ventures Limited, Global Fuel Management Services Limited (since renamed as Reliance Natural Resources Limited), and Reliance Communication Ventures Limited and their respective shareholders and creditors (the "Scheme").

Prohibition by SEBI

The Company, its directors, its promoters, other companies promoted by the promoters and companies with which the Company's directors are associated as directors have not been prohibited from accessing the capital markets under any order or direction passed by SEBI.

Caution

The Company accepts no responsibility for statements made otherwise than in the Information Memorandum or in the advertisements to be published in terms of Clause 8.3.5.4 of SEBI (DIP) Guidelines, 2000 or any other material issued by or at the instance of the Company and anyone placing reliance on any other source of information would be doing so at his or her own risk. All information shall be made available by the Company to the public and investors at large and no selective or additional information would be available for a section of the investors in any manner.

Disclaimer Clause of the BSE

As required, a copy of this Information Memorandum has been submitted to BSE. The BSE has vide its letter dated September 9, 2005, has approved the said Scheme under Clause 24(f) of the Listing Agreement and by virtue of that approval the BSE's name in this Information Memorandum has been incorporated as one of the Stock Exchanges on which the Company's securities are proposed to be listed.

The BSE does not in any manner:

- warrant, certify or endorse the correctness or completeness of any of the contents of this Information Memorandum; or
- warrant that this Company's securities will be listed or will continue to be listed on the BSE; or
- take any responsibility for the financial or other soundness of this Company, its promoters, its management or any scheme or project of this Company;

and it should not for any reason be deemed or construed to mean that this Information Memorandum has been cleared or approved by the ESE. Every person who desires to apply for or otherwise acquire any securities of this Company may do so pursuant to independent inquiry, investigation and analysis and shall not have any claim against the BSE whatsoever by reason of any loss which may be suffered by such person consequent to or in connection with such subscription/ acquisition whether by reason of anything stated or omitted to be stated herein or for any other reason whatsoever.

Disclaimer Clause of the NSE

As required, a copy of this Information Memorandum has been submitted to NSE. The NSE has vide its letter dated September 9, 2005, has approved the said Scheme under Clause 24(f) of the Listing Agreement and by virtue of that approval the NSE's name in this Information Memorandum has been incorporated as one of the Stock Exchanges on which the Company's securities are proposed to be listed.

As required, a copy of the Information Memorandum has been submitted to NSE. It is to be distinctly understood that it should not in any way be deemed or construed that this Information Memorandum has been cleared or approved by NSE; nor does it in any manner warrant, certify or endorse the correctness or completeness of any of the contents of the Information Memorandum; nor does it warrant that our securities will be listed or will continue to be listed on the NSE; nor does it take any responsibility for the financial or other soundness of this Company, its promoters, its management or any scheme or project of this Company.

Every Person who desires to acquires any of our securities may do so pursuant to independent inquiry, investigation and analysis and shall not have any claim against NSE whatsoever by reason of any loss which may be suffered by such Person consequent to or in connection with such subscription/acquisition whether by reason of anything stated or omitted to be stated herein or any other reason whatsoever.

Filing

Copies of this Information Memorandum have been filed with BSE and NSE on February 13, 2006.

Listing

Application will be made to BSE and NSE for permission to deal in and for an official quotation of the Equity Shares of the Company. The Company has nominated BSE as the Designated Stock Exchange for the aforesaid listing of the shares.

The Company shall ensure that all steps for the completion of necessary formalities for listing and commencement of trading at all the Stock Exchanges mentioned above.

Demat Credit

The Company has executed Agreements with NSDL and CDSL for admitting its securities in demat form. On January 27, 2006 the Company made allotment of the equity shares and such shares were allotted in demat form to those shareholders who have provided necessary details to the Company and/or who were holding their shares in RIL in demat form, as on the Record Date.

Dispatch of ShareCertificates

Upon allotment of Shares to eligible shareholders pursuant to the Scheme on January 27, 2006, the Company dispatched share certificates to those shareholders who were holding shares in RIL in physical form, as on the Record Date.

Expert Opinions

Save as stated elsewhere in this Information Memorandum, we have not obtained any expert opinions.

Previous rights and public issues

The Company has not made any public or rights issue since incorporation.

Commission and brokerage on previous issues

Since the Company has not issued shares to the public in the past, no sum has been paid or has been payable as commission or brokerage for subscribing to or procuring or agreeing to procure subscription for any of the Equity Shares since its inception.

Companies under the Same Management

Except Reliance Capital Limited, there are no companies under the same management within the meaning of erstwhile Section 370 (1B) of the Companies Act.

Promise vis-à-vis performance

This is for the first time the Company is getting listed on the Stock Exchange

Outstanding debentures or bonds and redeemable preference shares and other instruments issued by the issuer Company

There are no outstanding debentures or bonds and redeemable preference shares and other instruments issued by the Company.

Stock Market Data for Equity shares of the Company

Equity shares of the Company are not listed on any stock exchanges. The Company is seeking approval for listing of its shares through this Information Memorandum

Disposal of Investor Grievances

Karvy Computershare Private Limited (Karvy) are the Registrars and Transfer Agents of the Company. Karvy has set up 18 Investor Relation Centres (IRCs) across the country to accept the documents/requests/complaints from the investors/shareholders of the Company.

The letters that are accepted at the IRCs are forwarded to the Central Processing Unit of Karvy's Hyderabad office. Documents/Letters are also received from the Investors directly at Hyderabad by courier/post.

All documents are received at the inward department, where the same are classified based on the nature of the queries/actions to be taken and coded accordingly. The documents are then electrnonically captured before forwarding to the respective processing units.

The documents are processed by professionally trained personnel. Subsequent to the completion of the process the documents are scrutinized thoroughly by independent firm(s) of Chartered Accountants appointed by the company.

The company has set up service standards for each of the various processors involved such as effecting the transfer/dematerialisation of securities/change of address ranging from 3-7 days. Karvy maintains an agewise analysis of the process to ensure that the standards are duly adhered to.

The Company has appointed Himanshu Agarwal, Deputy Company Secretary as the Compliance Officer and he may be contacted in case of any problems. He can be contacted at the following address:

Himanshu G. Agarwal
Reliance Capital Ventures Limited,
H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 0710.
Telephone: 022-3038 6268
Fax: 022- 3037 6622
Email : himanshu.g.agarwal@rel.co.in

MAIN PROVISIONS OF THE ARTICLE OF ASSOCIATION OF RCVL

"ADA" means Anil Dhirubhai Ambani, son of late Dhirubhai H. Ambani.

"ADA Group" means ADA and his Affiliates and the term "ADA Group Members" shall mean any one of them.

"Affiliate" of ADA or ADA Group means and includes:

a. ADA, his wife, his lineal and blood descendants, spouses of such lineal and blood descendants and children and grand children including step or adoptive, family trusts and Hindu Undivided Family; and

b. Any company, firm, body corporate, association of persons, associates or other entity controlled, directly or indirectly by ADA or ADA Group as the case may be.

21. TRANSFER AND TRANSMISSION OF SHARES

(a) The Company shall keep a "Register of Transfers" and shall have recorded therein fairly and distinctly particulars of every transfer or transmission of any Share, Debenture or other Security held in a material form.

(b) Every instrument of transfer of Shares shall be in writing in the usual common form or in such form as may be prescribed under Section 108 of the Act and shall be delivered to the Company within such time as may be prescribed under the Act.

(c) (i) An application for the registration of a transfer of the Shares in the Company may be made either by the transferor or the transferee.

(ii) Where the application is made by the transferor and relates to partly paid Shares, the transfer shall not be registered unless the Company gives notice of the application to the transferee and the transferee makes no objection to the transfer within two weeks from the receipt of the notice.

(d) Every such instrument of transfer shall be executed both by the transferor and the transferee and attested and the transferor shall be deemed to remain the holder of such Share until the name of the transferee shall have been entered in the Register of Members in respect thereof.

(e) The Board shall have power on giving not less than seven days previous notice by advertisement in a newspaper circulating in the city, town or village in which the Office of the Company is situated to close the transfer books, the Register of Members and/or Register of Debenture-holders at such time or times and for such period or periods, not exceeding thirty days at a time and not exceeding in the aggregate forty-five days (45) in each year, as it may deem expedient.

(f) Subject to the provisions of Sections 111 and 111A of the Act, or any statutory modification of the said provisions for the time being in force and any other Requirements of Law, the Board may, at its own absolute and uncontrolled discretion and without assigning any reason, decline to register or acknowledge any transfer of Shares and in particular may so decline in any case in which (i) the proposed transferee is a Person who is not permitted by any applicable law, regulation or guideline or any Requirements of Law, to acquire securities of the Company or (ii) if the Company has a lien upon the Shares or any of them or (iii) whilst any moneys in respect of the Shares desired to be transferred or any of them has remained unpaid or not or unless the transferee is approved by the Board and such refusal shall not be affected by the fact that the proposed transferee is already a Member. But in such cases it shall, within one (1) month from the date on which the instrument of transfer was lodged with the Company send to the transferee and the transferor notice of refusal to register such transfer. The registration of a transfer shall be conclusive evidence of the approval of the Board of the transferee.

Provided that registration of a transfer shall not be refused on the ground of the transferor being either alone or jointly with any other Person or Persons indebted to the Company on any account whatsoever except where the Company has a lien on Shares.

(g) Subject to the provisions of the Act and these Articles, the Directors shall have the absolute and uncontrolled discretion to refuse to register a Person entitled by transmission to any Shares or his nominee as if he were the transferee named in any ordinary transfer presented for registration, and shall not be bound to give any reason for such refusal and in particular may also decline in respect of Shares upon which the Company has a lien.

(h) Transfer of Shares in whatever lot should not be refused, though there would be no objection to the Company refusing to split a share certificate into several scrips of any small denominations or to consider a proposal for transfer of Shares comprised in a share certificate to several Members, involving such splitting, if on the face of it such splitting/transfer appears to be unreasonable or without a genuine need. The Company should not, therefore, refuse transfer of Shares in violation of the stock exchange listing requirements on the ground that the number of Shares to be transferred is less than any specified number.

(i) In the case of the death of any one or more of the Members named in the Register of Members as the joint-holders of any Share, the survivors shall be the only Member or Members recognized by the Company as having any title to or interest in such Share, but nothing herein contained shall be taken to release the estate of a deceased joint-holder from any liability on Shares held by him jointly with any other Person.

(j) The Executors or Administrators or holder of the Succession Certificate or the Legal Representatives of a deceased Member, (not being one of two or more joint-holders), shall be the only Members recognized by the Company as having any title to the Shares registered in the name of such Member, and the Company shall not be bound to recognize such Executors or Administrators or holders of Succession Certificate or the Legal Representatives unless such Executors or Administrators or Legal Representatives shall have first obtained Probate or Letters of Administration or Succession Certificate, as the case may be, from a duly constituted court in the Union of India, provided that the Board may in its absolute discretion dispense with production of Probate or Letters of Administration or Succession Certificate, upon such terms as to indemnity or otherwise as the Board may in its absolute discretion deem fit and may under these Articles register the name of any Person who claims to be absolutely entitled to the Shares standing in the name of a deceased Member, as a Member.

(k) The Board shall not knowingly issue or register a transfer of any share to a minor or insolvent or Person of unsound mind.

(l) Subject to the provisions of Articles, any Person becoming entitled to Shares in consequence of the death, lunacy, bankruptcy of any Member or Member, or by any lawful means other than by a transfer in accordance with these Articles, may with the consent of the Board, (which it shall not be under any obligation to give), upon producing such evidence that he sustains the character in respect of which he proposes to act under this Article, or of his title, as the Board thinks sufficient, either be registered himself as the holder of the Shares or elect to have some Person nominated by him and approved by the Board, registered as such holder; provided nevertheless, that if such Person shall elect to have his nominee registered, he shall testify the election by executing in favour of his nominee an instrument of transfer in accordance with the provisions herein contained and until he does so, he shall not be freed from any liability in respect of the Shares.

(m) A Person becoming entitled to a Share by reason of the death or insolvency of a Member shall be entitled to the same Dividends and other advantages to which he would be entitled if he were the registered holder of the Shares, except that he shall not, before being registered as a Member in respect of the Shares, be entitled to exercise any right conferred by membership in relation to meetings of the Company; PROVIDED THAT the Directors shall, at any time, give notice requiring any such Person to elect either to be registered himself or to transfer the Shares, and if the notice is not complied with within ninety days, the Directors may thereafter withhold payment of all Dividends, bonuses or other moneys payable in respect of the Shares until the requirements of the notice have been complied with.

(n) Every instrument of transfer shall be presented to the Company duly stamped for registration accompanied by such evidence as the Board may require to prove the title of the transferor, his right to transfer the Shares and every registered instrument of transfer shall remain in the custody of the Company until destroyed by order of the Board.

(o) In case of transfer and transmission of Shares or other marketable securities where the Company has not issued any certificates and where such Shares or Securities are being held in any electronic and fungible form in a Depository, the provisions of the Depositories Act, 1996 shall apply.

(p) Before the registration of a transfer, the certificate or certificates of the Share or Shares to be transferred must be delivered to the Company along with (save as provided in Section 108 of the Act) a properly stamped and executed instrument of transfer.

(q) No fee shall be payable to the Company, in respect of the transfer or transmission of Shares, or for registration of any power of attorney, probate, letters of administration and succession certificate, certificate of death or marriage or other similar documents.

(r) The Company shall incur no liability or responsibility whatsoever in consequence of its registering or giving effect to any transfer of Shares made or purporting to be made by any apparent legal owner thereof, (as shown or appearing in the Register of Members), to the prejudice of a Person or Persons having or claiming any equitable right, title or interest to or in the said Shares, notwithstanding that the Company may have had any notice of such equitable right, title or interest or notice prohibiting registration of such transfer, and may have entered such notice or referred thereto, in any book of the Company and the Company shall not be bound or required to regard or attend or give effect to any notice which may be given to it of any equitable right, title or interest or be under any liability whatsoever for refusing or neglecting so to do, though it may have been entered or referred to in some book of the Company but the Company shall nevertheless be at liberty to regard and attend to any such notice, and give effect thereto if the Board shall so think fit.

(s) The provision of these Articles shall subject to the provisions of the Act and any requirements of law *mutatis mutandis* apply to the transfer or transmission by operation of law to other Securities of the Company.

40. CHAIRMAN OF THE GENERAL MEETING

ADA, the Chairman of the Board shall preside as Chairman at every general meeting of the Company. In absence of ADA, or if he is not present within fifteen minutes after the time appointed for holding the meeting, or is unwilling to act as Chairman of the meeting, the Vice-Chairman of the Board shall preside as Chairman of the meeting. If there is no Chairman or Vice Chairman, or none of them are present within fifteen minutes after the time appointed for holding the meeting, or are unwilling to act as Chairman of the meeting, the directors present shall elect one of their number to be the Chairman of the meeting. If at any meeting no Director is willing to act as Chairman or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present shall choose one of their number to be the Chairman of the meeting. No business shall be discussed at any General Meeting except the election of a Chairman while the chair is vacant.

44. PROMOTERS OF THE COMPANY

ADA Group shall be the promoter of the Company as defined under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 or any other statute, rules, regulations, guidelines or provisions of law (including any amendments, modifications or re-enactment thereof, for the time being in force) and shall exercise control over the Company, as defined under any such law.

45. DIRECTORS

(a) Unless otherwise determined by the Company in the General Meeting, the number of Directors shall not be less than 3 (three) and not more than such number as may be stipulated by the Act for the time being in force.

(b) *(.......) Deleted*

46. CHAIRMAN OF THE BOARD OF DIRECTORS

(a) ADA shall be and shall continue as the non-retiring Chairman of the Board so long as he is willing to be a Director and Chairman of the Company and shall not be liable to retire by rotation. The Chairman shall preside at all meetings of the Board and the General Meetings of the Company. The Chairman shall have a casting vote in the event of a tie.

(b) In the event of Article (a) becomes inoperative as envisaged in Article 88(c) the Board of Directors of the Company shall be entitled to appoint one among themselves as Chairman of the Board and determine the period for which each of them to hold such office.

(c) In absence of ADA or any appointed or nominated Chairman, or in the event of their being unwilling to act as the Chairman at any meeting of the Board, the members present at the Board meeting shall designate one among themselves to preside at such meeting as Chairman.

(d) All the Directors shall exercise their voting rights to ensure that these Articles are implemented and acted upon by them to prevent the taking of any action by the Company or by any Member, which is contrary to or with a view or intention to evade or defeat the terms as contained in these Articles.

47. APPOINTMENT OF ALTERNATE DIRECTORS

Subject to Section 313 of the Act, any Director shall be entitled to nominate an alternate director to act for him during his absence for a period of not less than 3 months (subject to such person being acceptable to the Chairman). The Board may appoint such a person as an Alternate Director to act for a Director (hereinafter called "the Original Director") (subject to such person being acceptable to the Chairman) during the Original Director's absence for a period of not less than three months from the State in which the meetings of the Board are ordinarily held. An Alternate Director appointed under this Article shall not hold office for a period longer than that permissible to the Original Director in whose place he has been appointed and shall vacate office if and when the Original Director returns to the State. If the term of the office of the Original Director is determined before he so returns to the State, any provisions in the Act or in these Articles for automatic re-appointment shall apply to the Original Director and not to the Alternate Director.

48. CASUAL VACANCY AND ADDITIONAL DIRECTORS

Subject to the provisions of the Act and these Articles, the Board shall have the power at any time and from time to time to appoint any qualified Person to be a Director either as an addition to the Board or to fill a casual vacancy but so that the total number of Directors shall not at any time exceed the maximum number fixed under these Articles. Any Person so appointed as an addition shall hold office only up to the date of the next Annual General Meeting. Any person appointed to fill a casual vacancy shall hold office only up to the date to which the Original Director in whose place he is appointed would have held office if it had not been vacated but shall be eligible for election.

49. DEBENTURE OR LENDER DIRECTORS

If it is provided by a Trust Deed, securing or otherwise, in connection with any issue of Debentures of the Company, that any Person/ Lender or Persons/ Lenders shall have power to nominate a Director of the Company, then in the case of any and every such issue of Debentures, the Person/ Lender or Persons/ Lenders having such power may exercise such power from time to time and appoint a Director accordingly. Any Director so appointed is herein referred to a Debenture Director. A Debenture Director may be removed from office at any time by the Person/ Lender or Persons/ Lenders in whom for the time being is vested the power under which he was appointed and another Director may be appointed in his place. A Debenture Director shall not be bound to hold any qualification shares.

50. NO QUALIFICATION SHARES FOR DIRECTORS

A Director shall not be required to hold any qualification Shares of the Company.

51. **REMUNERATION OF DIRECTORS**

(a) Subject to the provisions of the Act, a Managing Director or Managing Directors, and any other Director/s who is/are in the whole time employment of the Company may be paid remuneration either by a way of monthly payment or at a specified percentage of the net profits of the Company or partly by one way and partly by the other, subject to the limits prescribed under the Act.

(b) Subject to the provisions of the Act, a Director (other than a Managing Director or an Executing Director) may be paid remuneration either:

(i) by way of monthly, quarterly or annual payment, or

(ii) by way of commission.

(c) The remuneration payable to each Director for every Meeting of the Board or Committee of the Board attended by them shall be such sum as may be determined by the Board from time to time within the maximum limits prescribed from time to time by the Central Government pursuant to the first proviso to Section 310 of the Act.

52. **SPECIAL REMUNERATION FOR EXTRA SERVICES RENDERED BY A DIRECTOR**

If any Director be called upon to perform extra services or special exertions or efforts (which expression shall include work done by a Director as a member of any Committee formed by the Directors), the Board may arrange with such Director for such special remuneration for such extra services or special exertions or efforts either by a fixed sum or otherwise as may be determined by the Board and such remuneration may be either in addition to or in substitution for his remuneration otherwise provided.

53. **TRAVEL EXPENSES OF DIRECTORS**

The Board may allow and pay to any Director who is not a bonafide resident of the place where the meetings of the Board/committee meetings are ordinarily held and who shall come to such place for the purpose of attending any meeting, such sum as the Board may consider fair compensation for ` raveling, , lodging and/ or other expenses, in addition to his fee for attending such Board Meetings/ committee meetings as above specified; and if any Director be called upon to go or reside out of his ordinary place of his residence on the Company's business, he shall be entitled to be repaid and reimbursed ` raveling and other expenses incurred in connection with the business of the Company.

54. **CONTINUING DIRECTORS**

The continuing Directors may act notwithstanding any vacancy in their body; but, if and so long as their number is reduced below the minimum number fixed by Article 00 hereof, the continuing Directors not being less than two may act for the purpose of increasing the number of Directors to that number, or of summoning a General Meeting, but for no other purpose.

55. **REMOVAL OF DIRECTORS**

The Members may by passing a special resolution remove a director, before the expiry of his period of office.

56. **DIRECTORS MAY CONTRACT WITH COMPANY**

(a) A Director or his relative, a firm in which such Director or relative is a partner, any other Person in such firm, or a private company of which the Director is a member or director may enter into any contract with the Company for the sale, purchase or supply of any goods, materials or services or for underwriting the subscription of any shares in, or Debentures, of the Company, provided that the prior sanction of the Board and the Central Government is obtained in accordance with Section 297 of the Act.

(b) No sanction however shall be necessary to: -

(i) any sale, purchase or lease of immovable property; or

(ii) any purchase of goods and materials from the Company, or the sale of goods or materials to the Company, by any such Director, relative, firm, partner or private Company as aforesaid for cash at prevailing market prices; or

(iii) any contract or contracts between the Company on one side and any such Director, relative, firm, partner or private company on the other, for sale, purchase or supply of any goods, materials and services, in which either the Company or the Director, relative, firm, partner or private company, as the case may be, regularly trades or does business, where the value of the goods and materials or the cost of such services do not exceed Rs.5,000 in the aggregate in any year comprised in the period of the contract or contracts.

Provided that in circumstances of urgent necessity, the Company may without obtaining the consent of the Board enter into any such contract or contracts with the Director, relative, firm, partner or private company, even if the value of such goods or materials or the cost of such services exceeds Rs.5,000 in the aggregate in any year comprised in the period of the agreement, if the consent of the Board shall be obtained to such contract or contracts at a Meeting within three months of the date on which the contract was entered into.

(c) The Director, so contracting or being so interested shall not be liable to the Company for any profit realized by any such contract or the fiduciary relation thereby established.

57. DISCLOSURE OF INTEREST

(a) A Director of the Company who is in any way, whether directly or indirectly concerned or interested in a contract or arrangement, or proposed contract or arrangement entered into or to be entered into by or on behalf of the Company, shall disclose the nature of his concern or interest at a Meeting of the Board in the manner provided in Section 299(2) of the Act; Provided that it shall not be necessary for a Director to disclose his concern or interest in any such contract or arrangement entered into or to be entered into with any other company where any of the Directors of the company or two or more of them together holds or hold not more than 2 per cent of the Paid-up Share Capital in the other company or the Company as the case may be. A general notice given to the Board by the Director, to the effect that he is a director or member of a specified body corporate or is a member of a specified firm and is to be regarded as concerned or interested in any contract or arrangement which may, after the date of the notice, be entered into with that body corporate or firm, shall be deemed to be a sufficient disclosure of concern or interest in relation to any contract or arrangement so made. Any such general notice shall expire at the end of the Financial Year in which it is given but may be renewed for a further period of one Financial Year at a time by a fresh notice given in the last month of the Financial Year in which it would have otherwise expired. No such general notice, and no renewal thereof shall be of effect unless, either it is given at a Meeting of the Board or the Director concerned takes reasonable steps to secure that it is brought up and read at the first Meeting of the Board after it is given.

(b) No Director shall as a Director, take any part in the discussion of, vote on any contract or arrangement entered into or to be entered into by or on behalf of the Company, if he is in any way, whether directly or indirectly, concerned or interested in such contract or arrangements; nor shall his presence count for the purpose of forming a quorum at the time of any such discussion or vote; and if he does vote, his vote shall be void; provided however that nothing herein contained shall apply to:-

(i) any contract or indemnity against any loss which the Directors, or any one or more of them, may suffer by reason of becoming or being sureties or a surety for the Company;

(ii) any contract or arrangement entered into or to be entered into with a public company or a private company which is subsidiary of a public company in which the interest of the Director consists solely,

(I) in his being –

(x) a director of such company, and

(y) the holder of not more than shares of such number or value therein as is requisite to qualify him for appointment as a Director thereof, he having been nominated as such Director by this Company, or

(II) in his being a member holding not more than 2 per cent of its Paid-up Share Capital.

(c) Subject to the provisions of Section 314 and other applicable provisions, if any, of the Act, any Director of the Company, any partner or relative of such Director, any firm in which such Director or a relative of such Director is a partner, any private company of which such Director is a director or member, and any director or manager of such private company, may hold any office or place of profit in the Company.

(d) The Company shall keep a Register in accordance with Section 301(1) of the Act and shall within the time specified in Section 301(2) of the Act enter therein such of the particulars as may be relevant having regard to the application thereto of Section 297 or Section 299 of the Act, as the case may be. The Register aforesaid shall also specify, in relation to each Director of the Company, the names of the bodies corporate and firms of which notice has been given by him under Article (v)(c)(a). The Register shall be kept at the Registered Office of the Company and shall be open to inspection at such Office, and extracts may be taken therefrom and copies thereof may be required by any Member of the Company to the same extent, in the same manner, and on payment of the same fee as in the case of the Register of Members of the Company and the provisions of Section 163 of the Act shall apply accordingly.

(e) A Director may be or become a Director of any Company promoted by the Company, or on which it may be interested as a vendor, shareholder, or otherwise, and no such Director shall be accountable for any benefits received as director or shareholder of such Company except in so far as Section 309(6) or Section 314 of the Act may be applicable.

58. PROCEDURE, IF PLACE OF RETIRING DIRECTORS IS NOT FILLED UP

(a) If the place of the retiring Director is not so filled up and the meeting has not expressly resolved not to fill the vacancy, the meeting shall stand adjourned till the same day in the next week, at the same time and place, or if that day is a public holiday, till the next succeeding day which is not a public holiday, at the same time and place.

(b) If at the adjourned meeting also, the place of the retiring Director is not filled up and that meeting also has not expressly resolved not to fill the vacancy, the retiring Director shall be deemed to have been reappointed at the adjourned meeting, unless:-

(i) at that meeting or at the previous meeting a resolution for the reappointment of such Director has been put to the meeting and lost;

(ii) retiring Director has, by a notice in writing addressed to the Company or its Board of Directors, expressed his unwillingness to be so reappointed;

(iii) he is not qualified or is disqualified for appointment;

(iv) a resolution whether special or ordinary is required for the appointment or reappointment by virtue of any provisions of the Act.

(v) the proviso to subsection (2) of Section 263 of the Act is applicable to this case.

59. COMPANY MAY INCREASE OR REDUCE THE NUMBER OF DIRECTORS.

Subject to Article 45 (a) and Section 252, 255, 258 and 259 of the Act and these Articles, the Company may, by Ordinary Resolution, from time to time, increase or reduce the number of Directors, and may alter their qualifications and the Company may, (subject to the provisions of Article 55), remove any Director before the expiration of his period of office and appoint another qualified in his stead. The person so appointed shall hold office during such time as the Director in whose place he is appointed would have held the same if he had not been removed.

60. REGISTER OF DIRECTORS ETC.

(a) The Company shall keep at its Office, a Register containing the particulars of its Directors, Managing Directors, Manager, Secretaries and other Persons mentioned in Section 303 of the Act, and shall otherwise comply with the provisions of the said Section in all respects.

(b) The Company shall in respect of each of its Directors also keep at its Office a Register, as required by Section 307 of the Act, and shall otherwise duly comply with the provisions of the said section in all respects.

61. DISCLOSURE BY DIRECTOR OF APPOINTMENT TO ANY OTHER BODY CORPORATE.

(a) Every Director, (including a person deemed to be a Director by virtue of the Explanation to Sub-Section (1) of Section 303 of the Act), a Managing Director, Manager, or Secretary of the Company shall, within thirty days of his appointment to any of the above offices or as the case may be, relinquishment of, such offices, in any other body corporate disclose to the Company, the particulars relating to his office in the other body corporate which are required to be specified under Sub-Section (1) of Section 303 of the Act.

(b) Every Director and every person deemed to be a Director of the Company by virtue of sub-section (10) of Section 307 of the Act, shall give notice to the Company of such matters relating to himself as may be necessary for the purposes of enabling the Company to comply with the provisions of that Section.

62. MANAGING DIRECTOR(S)/ EXECUTIVE DIRECTOR(S)/ MANAGER

Subject to the provisions of the Act and of these Articles, the Board shall have power to appoint from time to time any of its members as Managing Director/s or Manager or Executive Director(s), of the Company for a fixed term not exceeding five years at a time and upon such terms and conditions as the Board thinks fit, and the Board may by resolution vest in such Managing Director/s or Manager or Executive Director(s), such of the powers hereby vested in the Board generally as it thinks fit, and such powers may be made exercisable for such period or periods and upon such conditions and subject to such restrictions as it may determine. The terms of appointment of Managing Director/s or Manager or Executive Director(s), shall be the terms on which such persons shall be appointed by the Board. The Managing Director/s or Manager or Executive Director(s), as the case may be, so appointed, shall be responsible for and in charge of the day to day management and affairs of the Company and subject to the provisions of the Act and these Articles, the Board shall vest in such Managing Director/s or Manager or Executive Director(s), as the case may be, all the powers vested in the Board generally.

63. PROVISIONS TO WHICH MANAGING DIRECTOR(S)/ EXECUTIVE DIRECTOR(S)/ MANAGER ARE SUBJECT

Notwithstanding anything contained herein, a Managing Director(s)/ Executive Director(s)/ Manager shall subject to the provisions of any contract between him and the Company be subject to the same provisions as to resignation and removal as the other Directors of the Company, and if he ceases to hold the office of a Director he shall ipso facto and immediately cease to be a Managing Director(s)/ Executive Director(s) / Manager, and if he ceases to hold the office of a Managing Director(s)/ Executive Director(s) / Manager he shall ipso facto and immediately cease to be a Director.

64. REMUNERATION OF MANAGING DIRECTOR(S) OR EXECUTIVE DIRECTOR(S) OR MANAGER

The remuneration of the Managing Director(s) or Executive Director(s) or Manager shall (subject to Sections 198, 269, 309, 310, 311 and other applicable provisions of the Act and of these Articles and of any contract between him and the Company) be fixed by the Directors, from time to time and may be by way of fixed salary and/or perquisites or commission or profits of the Company or by participation in such profits, or by any or all these modes or any other mode not expressly prohibited by the Act.

65. POWER AND DUTIES OF MANAGING DIRECTOR(S) OR EXECUTIVE DIRECTOR(S) OR MANAGER

Subject to the superintendence, control and direction of the Board, the day-to-day management of the Company shall be in the hands of the Managing Director(s) or Executive Director(s) or Manager in the manner as deemed fit by the Board and subject to the provisions of the Act, and these Articles, the Board may by resolution vest any such Managing Director(s) or Executive Director(s) or Manager with such of the powers hereby vested in the Board generally as it thinks fit and such powers may be made exercisable for such period or periods and upon such conditions and subject to the provisions of the Act, and these Articles confer such power either collaterally with or to the exclusion of or in substitution for all or any of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers.

66. PROCEEDINGS OF THE BOARD OF DIRECTORS

(a) The Board may meet for the dispatch of the business, adjourn and otherwise regulate its meetings on a date, time and venue as indicated by the Chairman, provided however, the Board shall meet once in every three calendar months and at least four times in a year in accordance with Section 285 of the Act or any statutory modifications thereof.

(b) The Company Secretary shall as and when, directed by the Chairman convene a meeting of the Board by giving a notice in writing to every Director.

(c) The Board of Directors may meet either at the Office of the Company, or at any other location in India or outside India as the Chairman may determine.

(d) Prior notice of every meeting of the Board shall be given in writing to every Director for the time being at his usual address in India and in the case of a Director resident outside India, at his address outside India and to his alternate, if any in India at his usual address in India.

(e) If permissible under applicable Requirements of Law, a Director may attend Board Meetings by any video or audio conferencing facility that permits simultaneous communication between participants.

67. QUORUM FOR BOARD MEETING

Subject to Section 287 of the Act, the quorum for a Meeting of the Board shall be presence of at least one-third of its total strength or two directors, whichever is higher.

Provided that where at any time the number of interested directors exceeds or is equal to two thirds of the total strength, the number of the remaining directors, that is to say, the number of directors who are not interested, present at the meeting being not less than two shall be the quorum.

68. ADJOURNED BOARD MEETING FOR WANT OF QUORUM

(a) If any duly convened Board Meeting cannot be held for want of a quorum, in terms of Article 0 above then such a meeting shall automatically stand adjourned till the same day in the next week, after the original Meeting at the same time and place, or if that day is a public holiday, on the next succeeding day which is not a public holiday to the same time and place Provided however, the adjourned meeting may be held on such other date and such other place as may be unanimously agreed by all the Directors.

(b) If in the event of a quorum once again not being available at such an adjourned meeting, the Directors present shall constitute the quorum and may transact business for which the meeting has been called.

69. QUESTIONS AT BOARD MEETINGS HOW DECIDED

(a) Questions arising at any meeting of the Board, other than as specified in these Articles, if any, shall be decided by a majority vote. In the case of an equality of votes, the Chairman shall have a second or casting vote.

(b) No regulation made by the Company in General Meeting, shall invalidate any prior act of the Board, which would have been valid if that regulation had not been made.

70. POWERS OF THE BOARD

Subject to the provisions of the Act and these Articles: -

(a) The Board of Directors shall be entitled to exercise all such power and to do all such acts and things as the Company is authorised to exercise and do.

(b) The Board of Directors is vested with the entire management and control of the Company, including as regards any and all decisions and resolutions to be passed, for and on behalf of the Company.

71. COMMITTEES AND DELEGATION BY THE BOARD

(a) Without prejudice to the powers conferred by the other Articles and so as not to in any way to limit or restrict those powers, the Board may, subject to the provisions of Section 292 of the Act, delegate any of their powers to the Managing Director(s), the Executive Director(s) or Manager or the Chief Executive Officer of the Company. The Managing Director(s), the Executive Director(s) or the Manager or the Chief Executive Officer(s) as aforesaid shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed on them by the Board and all acts done by them in exercise of the powers so delegated and in conformity with such regulations shall have the like force and effect as if done by the Board.

(b) Subject to the provisions of the Act, any requirements of law and anything stated in these Articles the Board may delegate any of their powers to Committees of the Board consisting of such member or members of the Board as it thinks fit, and it may from time to time revoke and discharge any such committee of the Board either wholly or in part and either as to persons or purposes, but every Committee of the Board so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed on it by the Board. All acts done by any such Committee of the Board in conformity with such regulations and in fulfillment of the purposes of their appointment but not otherwise, shall have the like force and effect as if done by the Board.

(c) (............) Deleted

(d) The Meetings and proceedings of any such Committee of the Board consisting of two or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Directors, so far as the same are applicable thereto and are not superseded by any regulation made by the Directors under the last preceding Article.

72. ACTS OF BOARD OR COMMITTEE VALID NOTWITHSTANDING INFORMAL APPOINTMENT

All acts done at any Meeting of the Board or of a Committee of the Board, or by any person acting as a Director shall notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of such Director or persons acting as aforesaid, or that they or any of them were disqualified or had vacated office or that the appointment of any of them had been terminated by virtue of any provisions contained in the Act or in these Articles, be as valid as if every such person had been duly appointed, and was qualified to be a Director and had not vacated his office or his appointment had not been terminated. Provided that nothing in this Article shall be deemed to give validity to acts done by a Director after his appointment has been shown to the Company to be invalid or to have been terminated.

73. RESOLUTION BY CIRCULAR

Subject to Sections 289 and 292 of the Act and the provisions as contained in these Articles, no resolution shall be deemed to have been passed by the Board or by a Committee thereof by circulation, unless the resolution has been circulated in draft together with the necessary papers, if any, to all Directors, or to all members of the Committee, whether in India or not (not being less in number than the quorum fixed for a meeting of the Board or Committee, as the case may be), and to all other Directors or members of the Committee at their usual address in India or elsewhere, and has been approved by all such Directors or members of the Committee, or by a majority of such of them as are entitled to vote on the resolution.

85. DISTRIBUTION OF ASSETS IN SPECIE OR KIND UPON WINDING UP

(a) If the Company shall be wound up, the Liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Act, divide amongst the Members, in specie or kind the whole or any part of the assets of the Company, whether they shall consist of property of the same kind or not.

(b) For the purpose aforesaid, the Liquidator may set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members.

88. AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

(a) The Members shall vote all the Shares owned or held of record by such Members at any Annual or Extraordinary General Meeting of the Company in accordance with these Articles.

(b) The Members shall not pass any resolution or take any decision which is contrary to any of the terms of these Articles.

(c) Notwithstanding anything stated in these Articles, if the ADA Group ceases to be the largest shareholder of the Company, then neither ADA nor the ADA Group will be entitled to the rights as stipulated in Articles 40, 44, and 46.

OTHER INFORMATION

Material Contracts and Documents for Inspection

The following contracts (not being contracts entered into in the ordinary course of business carried on by our Company or entered into more than two years before the date of this Information Memorandum) which are or may be deemed material have been entered or to be entered into by our Company.

Copies of the following documents will be available for inspection at the Registered office of the Company on any working day (i.e. Monday to Friday and not being a bank holiday in Mumbai) between 11.00 am to 1:00 pm upto seven days from the date of filing of this Information Memorandum.

Documents for Inspection:

1. Memorandum and Articles of Association, as amended till date.

2. Certification of incorporation.

3. Reports of the Statutory Auditors of the Company dated January 27, 2006 prepared as per Indian GAAP and mentioned in this Information Memorandum

4. Copy of the Scheme of Arrangement between Reliance Industries Limited, Reliance Energy Ventures Limited, Global Fuel Management Services Limited (since renamed Reliance Natural Resources Ltd.), Reliance Capital Ventures Limited and Reliance Communication Ventures Limited and their respective Shareholders and Creditors sanctioned by the Hon'ble High Court of Judicature at Bombay vide its order dated December 9, 2005

5. Copy of the Order dated December 9, 2005 of the Hon'ble High Court of Judicature at Bombay approving the Scheme of Arrangement.

6. Letters dated September 9 2005 of BSE and NSE approving the Scheme.

7. Tripartite Agreement with NSDL dated January 19, 2006 and CDSL dated January 25, 2006

8. SEBI letter CFD/DIL/SC/58121/2006 dated January 19, 2006 granting relaxation from the strict enforcement of the requirement of Rule 19(2)(b) of the Securities Contract Regulation (Rules), 1957 (SCRR) for the purpose of listing of shares of RCVL.

9. Trade Mark Management Agreement dated January 12, 2006, entered into among Reliance Industries Limited , Reliance Natural Resources Limited, Reliance Capital Ventures Limited, Reliance Energy Ventures Limited, Reliance Communications Ventures Limited.

10. Non Competition Agreement dated January 12, 2006, entered into among Reliance Industries Limited, Reliance Natural Resources Limited, Reliance Capital Ventures Limited, Reliance Energy Ventures Limited, Reliance Communications Ventures Limited.

DECLARATION

To the best of knowledge and belief of the Board of Directors of the Company, all statements made in this Information Memorandum are true and correct.

SIGNED ON BEHALF OF THE BOARD OF DIRECTORS
FOR RELIANCE CAPITAL VENTURES LIMITED

DIRECTOR

Mumbai
February 15, 2006

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

April 3, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

The following information is being furnished to the Securities and Exchange Commission (the "SEC") by Reliance Energy Ventures Limited, a company incorporated under the laws of India ("REVL"), in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Pursuant to a Scheme of Arrangement (the "Scheme") between Reliance Industries Limited ("RIL") and REVL among others, RIL disposed of its coal based power business to REVL. The Scheme was approved by the Bombay High Court. Pursuant to the Scheme, REVL issued its shares to more than two million shareholders of RIL (save and except to certain Specified Shareholders, as defined in the Scheme), in the ratio of one share of REVL for every one share held in RIL, as of January 27, 2006 (being the record date). Consequently, all shareholders of RIL became shareholders of REVL in the same proportion and manner that such shareholders held shares in RIL. REVL was listed on the Bombay Stock Exchange and National Stock Exchange of India on February 24, 2006.

Of the two million RIL shareholders, the vast majority of whom are resident in India, approximately 600 shareholders have registered addresses in the US. We believe that such shareholders have acquired RIL shares pursuant to previous share issuances by RIL and/or market purchases in accordance with applicable laws of India and are therefore entitled to receive REVL shares pursuant to the Scheme. In accordance with the Scheme, REVL will be required to issue its shares to such shareholders (in certificated form or in book entry system, as the case may be).

The list set forth in "Exhibit A" contains the material information that REVL:

(A) has made or is required to make public pursuant to the laws of the Republic of India, its jurisdiction of incorporation;

(B) has filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange; or

(C) has distributed or is required to distribute to its security holders.

We have enclosed communications and materials listed in "Exhibit A" that have been made public, filed or distributed by REVL since January 1, 2006.

April 3, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

The following information is being furnished to the Securities and Exchange Commission (the "SEC") by Reliance Energy Ventures Limited, a company incorporated under the laws of India ("REVL"), in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Pursuant to a Scheme of Arrangement (the "Scheme") between Reliance Industries Limited ("RIL") and REVL among others, RIL disposed of its coal based power business to REVL. The Scheme was approved by the Bombay High Court. Pursuant to the Scheme, REVL issued its shares to more than two million shareholders of RIL (save and except to certain Specified Shareholders, as defined in the Scheme), in the ratio of one share of REVL for every one share held in RIL, as of January 27, 2006 (being the record date). Consequently, all shareholders of RIL became shareholders of REVL in the same proportion and manner that such shareholders held shares in RIL. REVL was listed on the Bombay Stock Exchange and National Stock Exchange of India on February 24, 2006.

Of the two million RIL shareholders, the vast majority of whom are resident in India, approximately 600 shareholders have registered addresses in the US. We believe that such shareholders have acquired RIL shares pursuant to previous share issuances by RIL and/or market purchases in accordance with applicable laws of India and are therefore entitled to receive REVL shares pursuant to the Scheme. In accordance with the Scheme, REVL will be required to issue its shares to such shareholders (in certificated form or in book entry system, as the case may be).

The list set forth in "Exhibit A" contains the material information that REVL:

(A) has made or is required to make public pursuant to the laws of the Republic of India, its jurisdiction of incorporation;

(B) has filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange; or

(C) has distributed or is required to distribute to its security holders.

We have enclosed communications and materials listed in "Exhibit A" that have been made public, filed or distributed by REVL since January 1, 2006.

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

We will furnish to the SEC on an ongoing basis the information listed in Exhibit A promptly after such information is made public, filed or distributed as described therein. If the information that we make or are required to make public, file or distribute shall change from that listed above, REVL will furnish the SEC with a revised list reflecting such changes.

In connection with this application for exemption, we furnish you the following supplemental information:

1. To the best of our knowledge, the number of potential holders of REVL equity shares, par value rupees 10.00 per share (the "Equity Shares"), currently resident in the US is 592. Pursuant to the Scheme, such US residents would be issued an aggregate of 500,471 Equity Shares, equivalent to 0.04% of the total number of Equity Shares.

2. There have been no public distributions of Equity Shares by REVL in the US.

This information is being furnished under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the 1934 Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Reliance is subject to the 1934 Act.

Please provide the undersigned with the SEC file number to be used in connection with the furnishing of information by REVL pursuant to Rule 12g3-2(b).

Please contact the undersigned at (+91-22-3038-6173) or Yusuf Safdari of Greenberg Traurig at (650-328-8500) should you have any questions regarding the information furnished with this application for exemption.

Very truly yours
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Reliance Energy Ventures Limited

RECEIVED
2005 APR 14 A 11:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Exhibit "A"

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures	
1.	Companies Act, Section 154	Notice of closure of register of members or debenture holders.	Shareholders/ Debenture holders	Not less than seven days before closure of Registers	No Event	--
2.	Exchange Listing Rules (clause 16)	Notice of closure of Transfer books of Shareholders	Stock Exchanges	At least 30 days before the date of closure	No Event	--
3.	• Companies Act Section 171, 217, 219 • Exchange Listing Rules (clause 31, 32 and 49)	Notice of annual general meeting (Annual Report containing Notice, Directors' Report, Balance Sheet, Profit & Loss Account, cash flow statement and report on corporate governance compliance) Notice to shareholders of other general meeting or seeking their approval by Postal Ballot	Shareholders Stock Exchanges	21 days before General Meeting	No Event	
4.	Companies Act Section 302	Abstract of the terms of appointment/ Reappointment of managerial personnel and material terms of their remuneration.	Shareholders	Within 21 days of appointment / change if it is not part of Explanatory Statement to resolution of such appointment	No Event	
5.	Exchange Listing Rules (clause 19 and 41)	Notice of Board Meeting convened for quarterly financial results, Buy back of securities, dividend or other benefits to investors.	Stock Exchanges	7 days before the board meeting	No Event	

Reliance Energy Ventures Limited

6.	Exchange Listing Rules (clause 20 and 41)	Intimation after the Board Meeting for quarterly financial results, Buy back of securities, dividend and other benefits to investors.	Stock Exchanges	Within 15 minutes of the closure of Board Meeting	No Event	
7.	Exchange Listing Rules (clause 35)	Disclosure of Shareholding Pattern	Stock Exchanges	Within 15 days of end of the each Quarter	No Event	
8.	Exchange Listing Rules (clause 36)	Intimation regarding any price sensitive or material information including merger, amalgamation corporate restructuring etc.	Stock Exchange	Promptly	a. Intimation of key changes b. Intimation for completion of listing on Bombay Stock Exchange and National Stock Exchange	Annexure 1 (a) to (b)
9.	Exchange Listing Rules (clause 47 C)	Certificate of completion of transfer of shares within 30 days of lodgment from Practicing Company Secretary.	Stock Exchanges	Within 30 days of the end of each half year	No Event	

10.	Exchange Listing Rules (Clause 49)	Unaudited half yearly results (non mandatory)	Shareholders	No time limit	No Event	
		Quarterly Compliance Report on Compliance with the Corporate Governance Guidelines	Stock Exchange	Within 15 days of the close of quarter	No Event	
11.	Exchange Listing Rules (clause 30)	Notice of change in Directorship	Stock Exchange	Promptly	Notice of change in Directors	Annexure 2
12.	SEBI (Substantial Acquisition of Shares and Takeovers) Regulation, 1997 Regulation 8 (3)	Disclosure of Shareholding of person holding more than 15% voting rights and by promoters or every person having control over the company with persons acting in concert.	Stock Exchanges	Within 30 days from (i) the financial year ending 31st March, (ii) the record date for payment of Dividend.	No Event	
13.	SEBI (Insider Trading) (Amendment) Regulation, 2002 Regulation 13.6	Disclosure of the number of shares or voting rights held by any person, director, employee and any change in such holdings	stock exchanges	Within 5 days from receipt of such disclosure from the person, director, officer.	a) Disclosure under Regulation 13(6) of the SEBI (Prohibition of Insider Trading) Regulation,1992. b) Initial disclosures of Shareholding received from Directors/Officers of the Company	Annexure 3(i) and (ii) Annexure 3A
14.	SEBI (Disclosure and Investor Protection) Guidelines, 2000 Regulation 8.3.5	Information Memorandum containing prescribed details	stock exchanges	Before Listing of Shares on Stock Exchanges	Information Memorandum submitted to Stock Exchanges	Annexure 4
15.	Secretarial Audit in accordance with SEBI circular No. D&CC/FITTC/CIR -16/2002 dated Dec 31st 2002	Secretarial Audit on Capital Integrity giving reconciliation of securities allowed to be held under electronic mode vis a vis the total capital	Stock Exchange	Within 30 days of the close of quarter	No Event	

Ack. copy

Ann- 1(a)

RELIANCE ENERGY VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tel: (91) 022-3038 6286 Fax: (91) 022 3037 6622

70910

10th February 2006

Shri Sanjay Golecha,	Shri Hari K.,
General Manager, Corporate Services	Asst. Vice President
Bombay Stock Exchange	National Stock Exchange of India Ltd.,
1st Floor, New Trading Ring	Exchange Plaza
Rotunda Building, P J Towers	Bandra – Kurla Complex
Dalal Street, Fort	Bandra (East)
Mumbai 400 001	Mumbai 400 051
Telephone: 2272 1121/ 1122	Telephone: 2659 8100/ 5641 8100
Facsimile: 2272 2037/2039/2041/2061/3719	Facsimile: 2659 8237 / 8238

BOMBAY STOCK EXCHANGE LIMITED
SECTION
CONTENTS VERIFIED
SIGN.....
DATE.....13/2/06 12.30

Dear Sir,

Sub: Intimation of key changes

In continuation of letter dated February 8, 2006, we wish to inform you as under:

1. The Registered Office of the Company has been shifted to H Block, 1st floor, Dhirubhai Ambani Knowledge City (DAKC), Navi Mumbai-400 710, Phone No. +91 22 3038 6286, Fax No. +91 22 3037 6622.

2. The address of the Corporate Office of the Company is Reliance Centre, 19, Walchand Hirachand Marg, Ballard Estate, Mumbai – 400 038, Phone No. +91 22 3032 7409, Fax No. +91 22 3032 7896.

3. The undersigned has been appointed as the Deputy Company Secretary and the Compliance Officer of the Company by the Board of Directors of the Company.

4. All the earlier powers and authorities delegated by the erstwhile management prior to February 7, 2006 stand withdrawn and revoked.

We request you kindly to address all your correspondence at the changed addresses as mentioned above.

Please acknowledge the receipt.

Thanking you.

Yours faithfully
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Reliance Energy Ventures Limited

Annr - 1(b)

Media Release

Reliance

RELIANCE – ANIL DHIRUBHAI AMBANI GROUP

TO PROVIDE REVISED INFORMATION MEMORANDA TO BSE AND NSE

ALL FOUR GROUP COMPANIES

PROPOSED TO BE LISTED BY 10TH MARCH 2006

Mumbai, 8th February 2006: The Board of Directors of the following Reliance – Anil Dhirubhai Ambani Group Companies held their meetings today:

- Reliance Capital Ventures Limited
- Reliance Energy Ventures Limited
- Reliance Natural Resources Limited
- Reliance Communication Ventures Limited

At the meetings held today, the Board of Directors of each of the above companies **reviewed the listing documents, incuding inter-alia, the draft Information Memoranda of the respective companies submitted to the Bombay Stock Exchange (BSE) and National Stock Exchange (NSE), when the Companies were under the control of Reliance Industries Limited (RIL).**

The Boards **decided to submit revised Information Memoranda with full and correct information and details to the BSE and NSE at the earliest, to facilitate the early listing of shares of the companies on the stock exchanges, for the benefit of 22 lakh shareholders.**

The Boards also decided the proposed listing schedule of the four group companies on BSE and NSE, as under:

- Reliance Capital Ventures Limited – week of 13th February 2006
- Reliance Energy Ventures Limited – week of 20th February 2006
- Reliance Natural Resources Limited – week of 27th February 2006
- Reliance Communication Ventures Limited – week of 6th March 2006

Reliance – Anil Dhirubhai Ambani Group has already communicated to SEBI, BSE and NSE in this regard, and requisite approvals are awaited.

Ventures Limited

Anx-2

Media Release

Reliance

RELIANCE – ANIL DHIRUBHAI AMBANI GROUP WELCOMES DIRECTORS ON THE BOARDS OF FOUR GROUP COMPANIES

Mumbai, 8th February 2006: The Board of Directors of the following Reliance – Anil Dhirubhai Ambani Group Companies held their respective meetings today:

- Reliance Capital Ventures Limited
- Reliance Energy Ventures Limited
- Reliance Natural Resources Limited
- Reliance Communication Ventures Limited

At the respective meetings held today, the Boards welcomed the appointment of Shri Anil D. Ambani as the Chairman of the Company.

<u>Reliance Communication Ventures Limited:</u>

The Board welcomed Shri S.P.Talwar and Shri J. Ramachandran as Directors of the Company.

Shri S. P. Talwar is a former Deputy Governor of Reserve Bank of India. He is also former Chairman-cum-Managing Director of Bank of Baroda. He has vast experience in financial services sector in the country.

Shri J. Ramachandran is Chair Professor of Business Policy at the Indian Institute of Management, Bangalore. He is a qualified Chartered and Cost Accountant and obtained his doctorate from the Indian Institute of Management, Ahmedabad. He has served as a consultant to various multinational and Indian companies including Hewlett Packard, Wipro, Infosys and LIC.

<u>Reliance Natural Resources Limited:</u>

The Board welcomed Shri S.L. Rao, Shri Bakul Dholakia and Shri J.L.Bajaj as Directors of the Company.

Shri S.L.Rao was the first Chairman of the Central Electricity Regulatory Commission (CERC) in 1998. He is currently Chairman, Board of Governors of the Institute for Social and Economic Change, Bangalore; Distinguished Visiting Fellow at The Energy and Resources Institute (TERI); a widely read newspapers columnist, writer and speaker on management, consumer markets, the economy and energy issues.

Ventures Limited

Shri Bakul Dholakia is currently Director of Indian Institute of Management, Ahmedabad. He is a consultant to several national and international organizations, Board Member of Reserve Bank of India (Western Area), Member of National Productivity Council, and external director on the Boards of ONGC and Mahanagar Gas.

Shri J.L. Bajaj is former Chairman of Uttar Pradesh Electricity Regulatory Commission (UPERC). He is a retired Secretary in the Department of Economic Affairs, Ministry of Finance, Government of India and is currently the Chairman of the Administrative Reforms and Decentralisation Commission of the Government of Uttar Pradesh. He has held various senior level positions in central and state government entities and has authored a number of books and articles.

Reliance Energy Ventures Limited:

The Board welcomed Shri S.L. Rao and Shri V.R.Galkar as Directors of the Company.

Shri S.L.Rao was the first Chairman of the Central Electricity Regulatory Commission (CERC) in 1998. He is currently Chairman, Board of Governors of the Institute for Social and Economic Change, Bangalore; Distinguished Visiting Fellow at The Energy and Resources Institute (TERI); a widely read newspapers columnist, writer and speaker on management, consumer markets, the economy and energy issues.

Shri V.R.Galkar is the former Executive Director (Investment), Life Insurance Corporation of India. He was with LIC for the about 22 years and handled various assignments such as Planning, Housing Finance, Marketing, etc. during his tenure.

Reliance Capital Ventures Limited:

The Board welcomed the appointment of Shri Rajendra P. Chitale and Shri S.P. Talwar as Directors of the Company.

Shri Rajendra P. Chitale is an eminent Chartered Accountant and Managing Partner, M/s M. P. Chitale & Co. He is a Director on the Boards of National Stock Exchange of India Ltd (NSE), Asset Reconstruction Company (India) Ltd, and Gujarat Ambuja Cements Ltd. He is also a member of the Takeover Panel, Securities and Exchange Board of India, the Company Law Advisory Committee of Government of India, and the Advisory Group on Derivatives, Securities and Exchange Board of India.

Shri S. P. Talwar is a former Deputy Governor of Reserve Bank of India. He is also former Chairman-cum-Managing Director of Bank of Baroda. He has vast experience in financial services sector in the country.

The resignation of RIL's nominees, Shri Sandeep Tandon and Shri L.V. Merchant, from the Boards of all four companies was also noted.

Anr- 3 (i)

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

29th March, 2006

To
Shri S. Subramanian
DCS – CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street, Fort,
Mumbai – 400 001

Fax :- 2272 2037/39/41/61/3121/3719
BSE Script code : 532704

Listing Department
The National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051

Fax :- 2659 8237/ 38
NSE Symbol : RENVL

Dear Sir,

Sub. :- Initial Disclosure as required under SEBI (Prohibition of Insider Trading) Regulations, 1992

With reference to above captioned subject, we wish to inform you that the Company has adopted a Code on Insider Trading as required under the SEBI (Prohibition of Insider Trading) Regulations, 1992.

We are enclosing herewith a statement showing the details of the initial disclosures made by the Directors and designated employees to the Company under Regulation 13 of the SEBI (Prohibition of Insider Trading) Regulations, 1992, as required.

We hope you will find the same in order.

Kindly acknowledge the receipt.

Thanking you.

Yours faithfully,
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Encl. :- As above.

Reliance Energy Ventures Limited

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

Statement showing details of the initial disclosures received from the Directors and Designated employees under Regulation 13 of the SEBI (Prohibition of Insider Trading) Regulations, 1992

Name	Designation	No. of shares held	Date of Purchase/ allotment	Folio No./ DP ID/ Client ID		No. of shares
Directors, Officers and designated employees of the Company						
Shri Anil D. Ambani	Chairman	1859271	Allotment under scheme of arrangement	IN300319	10008764	208204
				IN300319	10008684	551022
				IN300319	10000439	1100045
Shri S.L.Rao	Director	100	As above	IN301047	30039436	100

For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Date :- 29.03.2006

RELIANCE ENERGY VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel:(91) 022-30386290 Fax: (91) 022-3037 6622

Ann-3(ii)

25th February, 2006

The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

Dear Sirs,

Re: **Disclosure in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.**

This is to inform you that the Company has received disclosure in terms of Regulation 13(3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 from Bhavan Mercantile Private Limited.

Bhavan Mercantile Private Limited vide its letter dated 20th February, 2006 has informed the Company, that they have acquired 11,45,56,704 equity shares of Rs. 10 /- each, by way of inter-se transfer amongst group. As on the date of such acquisition the shares of the Company are unlisted.

The disclosure in terms of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 is attached.

Thanking you,

Yours faithfully,

For **RELIANCE ENERGY VENTURES LIMITED**

AUTHORISED SIGNATORY

RECEIVED
2006 APR 14 A 11:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Reliance Energy Ventures Limited

Annr-3A

RECEIVED
2006 APR 14 A 11:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RELIANCE ENERGY VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel:(91) 022-30386286 Fax: (91) 022-3037 6622

15th February, 2006

The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

Dear Sirs,

Re: Disclosure in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

This is to inform you that the Company has received disclosure in terms of Regulation 13(3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 from M/s Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited.

Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited vide its letter dated 10th February, 2006 has informed the Company, that they have acquired 31,16,91,896 equity shares of Rs. 10 /- each through off-market purchase which together with its existing holding of 126 equity shares of Rs.10/- each represent 25.48% of the paid-up equity share capital of the Company.

The disclosure in the prescribed format (Form C) as required in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 is attached.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For RELIANCE ENERGY VENTURES LIMITED

AUTHORISED SIGNATORY

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.........
DATE......... 16/2/06

Reliance Energy Ventures Limited

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
(Regulation 13 (3) and (6)

Regulation 13(3) – Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & address of shareholders	Shareholding prior to acquisition/~~sale~~ (No. of shares)	No. & % of shares/voting rights acquired/~~sold~~	Receipt of allotment advice/acquisition of shares/~~sale of shares~~ – specify	Date of intimation to company	Mode of acquisition (market purchase/public/rights/preferential offer etc.)	No. & % of shares/voting rights post-acquisition/sale	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity (No. of shares)	Buy value	Sell quantity	Sell value
Anadha Enterprise Private Limited Reliance Energy Centre, Santacruz (east) Mumbai 400 055	63 equity shares	27,02,92,719 equity shares (22.10%)	Acquisition of shares on 06.02. 06	10.02.06	Inter-se transfer among Group	27,02,92,782 equity shares (22.10%)	Direct	Off market	27,02,92,719 equity shares (22.10%)	NA	-	-
Bhavan Merchantile Private Limited Reliance Energy Centre, Santacruz (east) Mumbai 400 055	63 equity shars	4,13,99,186 equity shars (3.38%)	Acquisition of shares on 06.02. 06	10.02.06	Inter-se transfer among Group	4,13,99,249 equity shares (3.38%)	Direct	Off market	4,13,99,186 equity shares (3.38%)	NA	-	-

Date: February 15, 2006
Place: Mumbai

For Reliance Energy Ventures Limited

Authorized Signatory

Annr - 4

RELIANCE ENERGY VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai- 400 710
Phone: 022- 3038 6010 Fax: 022 - 3037 6622, Website: www.revl.in
Contact person: Abhijit Banerjee Email: abhijit.banerjee@rel.co.in

Reliance Energy Ventures Limited was originally incorporated on July 3, 2000 under the Companies Act, 1956 as Reliance Terra Networks Private Limited. The name of the Company was thereafter changed to Reliance Entergy Private Limited on January 28, 2003. The status of the Company was changed to public limited company on July 25, 2005 and the name was thereafter changed to its present name Reliance Energy Ventures Limited on August 4, 2005.

INFORMATION MEMORANDUM FOR LISTING OF 122,31,30,422 EQUITY SHARES OF RS. 10 EACH.

NO EQUITY SHARES ARE PROPOSED TO BE SOLD OR OFFERED PURSUANT TO THIS INFORMATION MEMORANDUM

GENERAL RISKS

Investments in equity and equity-related securities involve a degree of risk and investors should not invest in the equity shares of Reliance Energy Ventures Limited unless they can afford to take the risk of losing their investment. Investors are advised to read the Risk Factors carefully before taking an investment decision in the shares of Reliance Energy Ventures Limited. For taking an investment decision, investors must rely on their own examination of the Company including the risks involved.

ABSOLUTE RESPONSIBILITY OF RELIANCE ENERGY VENTURES LIMITED

Reliance Energy Ventures Limited having made all reasonable inquiries, accepts responsibility for, and confirms that this Information Memorandum contains all information with regard to Reliance Energy Ventures Limited, which is material, that the information contained in this Information Memorandum is true and correct in all material aspects and is not misleading in any material respect, that the opinions and intentions expressed herein are honestly held and that there are no other facts, the omission of which makes this Information Memorandum as a whole or any of such information or the expression of any such opinions or intentions misleading in any material respect.

LISTING

The Equity Shares of Reliance Energy Ventures Limited are proposed to be listed on Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

REGISTRAR AND TRANSFER AGENT

Karvy Computershare Private Limited
(Unit: Reliance Energy Ventures Limited)
Plot No. 17 – 24,
Vittal Rao Nagar, Madhapur
Hyderabad - 500 081
Email : praveendmr@karvy.com
Tel No: 040-23431545
Fax No: 040-23431551
Contact Person: Praveen Chaturvedi

TABLE OF CONTENTS

DEFINITIONS, ABBREVIATIONS & INDUSTRY RELATED TERMS

Term	Description
"REVL" or "Company" or "Our Company" or Resulting Company or Reliance Energy Ventures Limited.	Reliance Energy Ventures Limited, a Public Limited Company incorporated under the provisions of the Companies Act, 1956
"We" or "us" and "our"	Refers to Reliance Energy Ventures Limited
"ADA"	Anil Dhirubhai Ambani, son of late Dhirubhai H. Ambani.
"ADA Group"	"ADA Group" means ADA and his Affiliates and the term "ADA Group Members" shall mean any one of them.
"Affiliate" of ADA or ADA Group	Includes: a. ADA, his wife, his lineal and blood descendants, spouses of such lineal and blood descendants and children and grand children including step or adoptive, family trusts and Hindu Undivided Family; and b. Any company, firm, body corporate, association of persons, associates or other entity controlled, directly or indirectly by ADA or ADA Group as the case may be.
Articles/Articles of Association	Articles of Association of Reliance Energy Ventures Limited
Auditors	The statutory auditors of Reliance Energy Ventures Limited
Board of Directors/Board/Directors	The Board of Directors of Reliance Energy Ventures Limited
BSE	Bombay Stock Exchange Limited
CDSL	Central Depository Services (India) Limited
Companies Act / Act	The Companies Act, 1956, as amended from time to time
Coal Based Energy Undertaking	Demerged Company's undertaking, business, activities and operations pertaining to coal based power comprising all the assets (moveable and immoveable)and liabilities, which relate thereto or are necessary therefor and including specifically the following: i) All investments of the Demerged Company in Reliance Energy Limited, Hirma Power Limited, Reliance Thermal Energy Limited, Jayamkondam Power Limited, Reliance Power Limited and other assets through which the Demerged Company carries on its business, activities and operations pertaining to coal based power described in Part 'A' of Schedule I of the Scheme; ii) All the debts (whether secured or unsecured), liabilities (including contingent liabilities), duties and obligations of the Demerged Company of every kind, nature and description whatsoever and howsoever accruing or arising out of, and all loans and borrowings raised or incurred and utilized for its businesses, activities and operations pertaining to coal based power described in Part 'B' of Schedule I of the Scheme; iii) All agreements, rights, contracts, entitlements, permits, licences, approvals, consents, engagements, arrangements and all other privileges and benefits of every kind, nature and description whatsoever relating to the Demerged Company's business, activities and operations pertaining to coal based power; iv) All intellectual property rights, records, files, papers, data and documents relating to the Demerged Company's business, activities and operations pertaining to coal based power; and v) All employees engaged in or relating to the Demerged Company's business, activities and operations pertaining to coal based power.
Current Financial Year	January 1, 2006 to March 31, 2007

Term	Description
Demerged Company or RIL	Reliance Industries Limited, a public limited company incorporated under the Provisions of the Companies Act, 1956
DSE	Designated Stock Exchange
EPS	Earnings per equity share
Equity Shares	Equity shares of the Company of Rs. 10 each unless otherwise specified in the context thereof
Financial year/fiscal/FY	The twelve months ended 31st March , unless otherwise stated
Group	Persons constituting group coming within the definition of 'group' as defined in the Monopolies and Restrictive Trade Practices Act, 1969 as stated in the last published Annual Report of the Company.
HPL	Hirma Power Limited
HUF	Hindu Undivided Family
Information Memorandum	This document filed with the Stock Exchanges is known as and referred to as the Information Memorandum
I.T. Act	The Income-tax Act, 1961, as amended from time to time.
JPL	Jayamkondam Power Limited
Memorandum/Memorandum of Association	The Memorandum of Association of Reliance Energy Ventures Limited
NSDL	National Securities Depository Limited
NSE	National Stock Exchange of India Limited
RBI	Reserve Bank of India
REL	Reliance Energy Limited
RIIL	Reliance Industrial Infrastructure Limited
RPL	Reliance Power Limited
RTEL	Reliance Thermal Energy Limited
Registered office of Company	H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 0710
ROC	Registrar of Companies, Maharashtra at Mumbai
Scheme	Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 between Reliance Industries Limited, Global Fuel Management Services Limited (since renamed Reliance Natural Resources Ltd.), Reliance Capital Ventures Limited, Reliance Communication Ventures Limited and Reliance Energy Ventures Limited and their respective shareholders and creditors, sanctioned by the High Court of Judicature at Bombay on December 9, 2005 and effective from December 21, 2005.
SEBI	The Securities and Exchange Board of India constituted under the Securities and Exchange Board of India Act,1992
SEBI Act	Securities and Exchange Board of India Act, 1992 as amended from time to time
SEBI Guidelines	Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 issued by Securities and Exchange Board of India effective from January 27, 2000, as amended, including instructions and clarifications issued by Securities and Exchange Board of India from time to time
Stock Exchanges	BSE and NSE

CERTAIN CONVENTIONS; USE OF MARKET DATA

Unless stated otherwise, the financial data in this Information Memorandum is derived from our unconsolidated financial statements prepared in accordance with Indian GAAP. Our last financial year commenced on April 1, 2005 and ended on December 31, 2005. In this Information Memorandum, any discrepancies in any table between the total and the sums of the amounts listed are due to rounding-off.

For definitions, please see the section titled "Definitions, Abbreviations and Industry Related Terms".

All references to "India" contained in this Information Memorandum are to the Republic of India. All references to "Rupees" or "Rs." are to Indian Rupees, the legal currency of the Republic of India.

Unless stated otherwise, industry data used throughout this Information Memorandum has been obtained from industry publications. Industry publications generally state that the information contained in those publications has been obtained from sources believed to be reliable but that their accuracy and completeness in not guaranteed and their reliability cannot be assured. Although we believe that industry data used in this Information Memorandum is reliable, it has not been independently verified. The information included in this Information Memorandum about the various other Companies is based on their respective Annual Reports and information made available by the respective companies.

FORWARD-LOOKING STATEMENTS

We have included statements in this Information Memorandum, that contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions that are "forward-looking statements".

All forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. Important factors that could cause actual results to differ materially from our expectations include, among others:

- General economic and business conditions in India and other countries;
- Our ability to successfully implement our strategy, our growth and expansion plans and technological changes;
- Changes in the value of the Rupee and other currency changes;
- Changes in Indian or international interest rates;
- Changes in laws and regulations in India;
- Changes in political conditions in India; and
- Changes in the foreign exchange control regulations in India.

For further discussion of factors that could cause our actual results to differ, see the section titled "Risk Factors". By their nature, certain risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses could materially differ from those that have been estimated.

We do not have any obligation to, and do not intend to, update or otherwise revise any statements reflecting circumstances arising after the date hereof or to reflect the occurrence of underlying events, even if the underlying assumptions do not come to fruition.

An investment in equity shares involves a high degree of risk. You should carefully consider all of the information in this Information Memorandum, including the risks and uncertainties described below. If any of the following risks actually occur, our business, financial condition and results of operations could suffer, the trading price of our Equity Shares could decline, and you may lose all or part of your investment.

Internal Risk Factors

Reliance Energy Ventures Limited ("REVL") which has been vested with Coal Based Energy Undertaking, as defined under the Scheme, upon demerger of Reliance Industries Limited (RIL), comprising inter-alia equity shares in the operating companies viz. Reliance Energy Limited ("REL"), Reliance Power Limited ("RPL"), Hirma Power Limited ("HPL"), Jayamkondam Power Limited ("JPL") and Reliance Thermal Energy Limited ("RTEL"). Therefore, the only source of its income is from its investments in REL, RPL, HPL, JPL and RTEL. Therefore, any adverse financial impact on the operations/business of REL, RPL, HPL, JPL, and RTEL could have negative impact on the revenue of REVL. Further, REVL would hold less than 50% of share capital in REL, and hence it may not be in a position to control the management of these companies. However, for the other investments i.e. RPL, HPL, JPL and RTEL, the company holds 100% of the equity share capital of the respective companies.

Downturns or disruptions in the securities markets could reduce transaction volumes, and could cause a decline in the business and impact our profitability.

We are affected directly by national and global economic and political conditions, broad trends in business and finance, disruptions to the securities markets and changes in volume and price levels securities and future transactions.

Sudden substantial sales by shareholders could cause the price of equity shares to decline.

As there is no lock-in provision on the equity shares after listing, sale of substantial number of equity shares could lead to fall in market prices of the equity shares.

The Trade Mark Management Agreement, and Non Compete Agreement, entered into with RIL, while the company was still under RIL's control, may not be amended to protect the interests of our company, and/or the same may not be implemented, and this may adversely impact interests of our Company and its shareholders.

Our Company has entered into a Trade Mark Management Agreement, and Non Compete Agreement with RIL, while the company was still under RIL's control. The said Agreements have been signed despite the dissent of the only Director on the Board representing Shri Anil D. Ambani, under whose control the company now is, and was always intended to remain in the future. The Agreements as signed contain significant, material and fundamental deviations and do not correctly reflect the agreed position arrived at between our Company and RIL for the continued benefit of more than 20 lakhs Reliance Shareholders.

There is no certainty that the said Trade Mark Management Agreement, and Non Compete Agreements with RIL will be amended to protect the interests of our shareholders, and/or that the same will be implemented at all. Any unfair competition in violation of the agreed position may severely affect the interests of the Shareholders of the Company. Similarly violation of the understanding for creation, protection and promotion of Trade Marks and Brands may severely undermine the economic value of the Company, which will adversely impact the interests of the Company's shareholders.

Risks Associated with Reliance Energy Limited, in which we hold a significant equity stake

The following are the risks to which REL is exposed, and which may have significant adverse impact on our Company and our Shareholders, on account of the significant equity stake we hold in REL.

The growth of the Indian power sector is vulnerable to the process of reforms and privatisation of the sector. The weak financial position of the sector especially that of the State Electricity Boards (SEB) / unbundled Distribution Companies has an impact on the industry as a whole. Power projects in which REL or any of its affiliate has invested or plans to invest would normally sell power to the State Electricity Boards / unbundled Distribution Companies of the State in which they are located and neighbouring states in the Region. However, as a result of the SEBs / unbundled Distribution Companies generally weak payment record, the project company would normally seek (and would normally require for the purpose of obtaining bank finance) additional payment assurance in the form of State Government guarantees, bank letters of credit and escrow arrangements. To the extent such assurances are not available the project company would need to look elsewhere for a suitable power purchaser such as trading companies or local industrial consumers. This would restrict REL's flexibility and competitiveness which, in turn, may adversely impact our company and shareholders.

Heavy Regulation of the Power Sector

The electricity businesses in India are heavily regulated by the provisions of the the Electricity Act, rules and the regulations thereunder. The Regulatory Commissions which determine tariffs may not agree to an adjustment of the tariffs to permit the full amount of the reasonable return permitted by statute or to recognise certain expenditures in calculating the reasonable return. REL and/or its affiliates are also required to set tariffs so that industrial and commercial consumers effectively subsidise domestic consumers. Approval of the Regulatory Commissions is further required prior to committing to any major capital expenditure or raising debt finance. In line with Electricity Act, Regulatory Commissions would gradually allow open access to large customers enabling them to source power from alternate supplier. The extent of such regulation, and/or any adverse changes therein, may affect the business of REL and/or its affiliates, their financial condition and results of operations, which, in turn, may adversely impact our company and shareholders.

Coal Supplies

REL is dependent on government undertakings, which are the sole suppliers of domestically produced coal in India, for the supply of all domestic coal to its power station at Dahanu, and on the government owned Indian Railways for transporting such coal to its power station. In the past, there have been occasions when such undertakings have not been able to supply sufficient quantities of coal to the power station. REL imports coal to supplement its supply requirements. However, the maximum heat release parameters of the boilers at REL's power station at Dahanu are configured based on the low gross calorific value of the washed coal generally available in India. Thus, it would not be technically feasible to use high gross calorific value imported coal as a sole source of fuel, in the event of inadequate supplies of domestic coal.

Uncertainty in availability of feedstock for the proposed gas based power plants of REL and/or its affiliates

REL's future growth is, inter alia, dependent on the setting up of large capacity gas based power plants by REL and/or its affiliates. The feasibility and viability of these proposed power plants largely depends on the ability of REL and/or its affiliates to source the gas feed stock economically and on a sustainable basis from RIL.

The re-organisation of the Reliance Group, as agreed between Shri Mukesh Ambani, Chairman and Managing Director, RIL, and Shri Anil Dhirubhai Ambani, envisaged the supply of gas from RIL's current and future gas fields, on terms agreed by the parties, for various future projects to be implemented by Reliance – Anil Dhirubhai Ambani Group, for the continued benefit of over 20 lakhs Reliance shareholders.

As part of the aforesaid reorganization, it had inter alia been agreed that, a Gas Supply Agreement will be entered into between RIL and one of the Resulting Companies arising from the Scheme of Arrangement of RIL i.e. Reliance Natural Resources Limited (RNRL), to implement the above agreement for supply of gas.

RNRL was a wholly owned subsidiary of RIL upto the date of allotment of shares in pursuance of the Scheme, i.e. January 27, 2006 and the Board of RNRL consisted of three directors, two of whom were nominees of RIL, and one nominee of Reliance – ADAG, upto February 7, 2006.

On 12th January 2006 (i.e. when RNRL was still under the control of RIL), a Gas Supply Agreement (GSA) was entered into between RIL and RNRL, with the approval of only RIL's nominees on the Board of RNRL, and despite the specific dissent of the representative of Anil Dhirubhai Ambani, under whose control RNRL now is, and was always intended to remain in the future.

The said GSA contains significant, fundamental and material deviations from the agreed position arrived at between Shri Mukesh Ambani and Shri Anil Dhirubhai Ambani, as part of the overall reorganization of the Reliance group. Such deviations are not only against the internationally accepted principles but also, inter alia, render the GSA un-bankable. Also See "Gas Supply Agreement between RIL and Reliance Natural Resources Limited (RNRL)".

The said deviations in the GSA, if not amended appropriately, are likely to materially impact the future growth plans of REL and/or its affiliates, to the extent that the proposed gas based power projects may not be set up and/or the same may be inordinately delayed, which will adversely affect the business, financial condition and results of operations of those companies, and which, in turn, may adversely impact our shareholders.

RNRL, REL and/or their affiliates propose to take appropriate steps to have the said GSA suitably amended, so as to bring the same in line with the agreed position to protect the interests of more than 20 lakhs shareholders, but there is no certainty that such amendments will be made, and/or that the agreement will be implemented, and this may adversely impact our company and our shareholders.

Environmental Regulations and Compliance

Power plants of REL and/or its affiliates are subject to environmental regulations of the Ministry of Environment and Forest of the Government of India and the Maharashtra Pollution Control Board. Power generation projects in which REL and/or its affiliates have interests are also subject to similar regulations in other states. REL believes that its Dahanu plant is in compliance with the material environmental regulations applicable to its operations and has systems in place to monitor and control compliance with environmental standards.

Nonetheless, REL and/or its affiliates could be subject to substantial liability and/or separate regulatory consequences in the event that an environmental hazard were to be found at the site of its power station(s), or if the operation of the power station(s) results in material contamination of the environment. It is also possible that increasingly strict environmental regulations in relation to power plants in India may be imposed in the future, compliance with which could require significant Energy expenditure.

This would affect the business of REL and/or its affiliates, their financial condition and results of operations, which, in turn, could adversely impact our company and our shareholders.

Operating Risks

REL's operations are subject to certain risks generally associated with power generation, transmission and distribution businesses, and the related receipt, distribution, storage and transportation of feedstocks, products and wastes. The occurrence of hazards like explosions, fires, earthquakes and other natural disasters, mechanical failures, accidents, acts of terrorism, operational problems, transportation interruptions, chemical or oil spills, discharges of toxic or hazardous substances or gases, and other environmental risks, may have a direct and adverse effect on the performance of the Company' business.

These hazards can cause personal injury and loss of life, environmental damage and severe damage to or destruction of property and equipment, and may result in the limitation or interruption of the Company's business operations and the imposition of civil or criminal liabilities.

Risks associated with REL's EPC business

REL's EPC and Contracts Division undertakes engineering, procurement and construction contracts on a turnkey basis, and other value added services for major public and private sector projects both in India and abroad. EPC and contracting business carry inherent risk of time over-run, which may not only make the project un-viable but may also result in losses and financial penalties. This would affect REL's business, financial condition and results of operations, which, in turn, could adversely impact our company and our shareholders.

REL's Investments in other power companies

REL has significant interests in (a) two distribution companies, being 51:49 joint ventures between REL and Delhi Power Company Limited, a Government of the National Capital Territory of Delhi entity and (b) three distribution companies, being 51:49 joint ventures between REL and State Government of Orissa. REL also has significant interests in BSES Kerala Power Limited, which has a 165 MW naptha based combined cycle power station at Kochi in Kerala. Some of these companies have incurred huge losses and/or are facing cash flow constraints. If significant losses are incurred consistently by these companies or REL is not able to inject fresh funds, the value of REL's investment in them could substantially be eroded, apart from keeping pressures on REL's cash flow position. This would affect the business of REL and/or its affiliates, their financial condition and results of operations, which, in turn, could adversely impact our company and the shareholders.

External Risk Factors

We have proposed the amalgamation of our Company with Reliance Energy Limited. If the amalgamation proposal is not implemented, the same may adversely affect operations and profitability.

We have proposed our amalgamation with Reliance Energy Limited, a Company in which we hold significant shareholding. The amalgamation is dependent on several permissions, sanctions and approvals, and if we are not able to obtain the same, the amalgamation proposal may not be implemented, which may affect operations and profitability of our company.

Terrorist attacks and other acts of violence or war involving India and other countries could adversely affect the financial markets, resulting in a loss of business confidence and adversely affect the business, results of operations and financial condition.

Terrorist attacks and other acts of violence or war, including those involving India or other countries and other such acts, could adversely affect Indian and worldwide financial markets. Such acts may also result in a loss of business confidence and have other consequences that could adversely affect our business, results of operations and financial condition. Increased volatility in the financial markets can have an adverse impact on the economy of India and other countries including economic recession.

After listing, the prices of the Company's equity shares may be volatile, or an active trading market for the Company's equity shares may not develop.

There has been no public market for the Company's equity shares till now and the prices of the Company's equity shares may fluctuate after listing. There can be no assurance that an active trading market for the equity shares will develop or be sustained after this listing. The Company's share price could be volatile.

This section should also be read in conjunction with the titled Outstanding Litigation and Material Developments.

Summary

You should read the following summary together with the risk factors and the more detailed information about us and our financial results included elsewhere in this Information Memorandum.

Industry and Business Overview

Pursuant to the Scheme, the Company stands vested with the Coal Based Energy Undertaking, as defined under the Scheme, comprising, inter-alia equity shares in the operating companies viz. 9,09,24,724 Equity Shares constituting 45.03% of the paid up capital of Reliance Energy Limited, 50,000 Equity Shares of Rs.10 each, constituting 100% of the paid up capital, of Reliance Power Limited, 4,23,268 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Hirma Power Limited, 50,000 Equity Shares of Rs. 10 each of, constituting 100% of the paid up capital of Jayamkondam Power Limited and 50,000 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Reliance Thermal Energy Limited. Therefore, the main source of the Company's income will be from these investments. Reliance Energy Limited (REL) is a Company whose equity shares are listed on BSE and NSE. The Equity shares of Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are not listed on any Stock Exchange. Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are Subsidiaries of the Company.

The capital markets and securities transactions are regulated by the Capital Markets division of the Department of Economic Affairs of the Government of India. The Indian Financial system is regulated and supervised by two government agencies under the Ministry of Finance namely (a) SEBI and (b) RBI. All parts of the financial system are interconnected with one another and the jurisdictions of the RBI and the SEBI overlap in many fields.

Merger of REVL and REL

Reliance Energy Limited (REL) and Reliance Energy Ventures Limited (REVL) at their meetings of the Board of Directors of REL at its meeting held on January 3, 2006, and February 8, 2006, respectively have considered and approved the proposal for amalgamation of Reliance Energy Ventures Limited (REVL) with REL.

The proposed Scheme of Amalgamation, envisages the share exchange ratio of 7.5 (seven and half) equity shares of the face value of Rs 10/- each of REL, for every 100 (one hundred) equity shares of the face value of Rs 10/- each of REVL. The exchange ratio has been based on the recommendations of the internationally recognized company, KPMG India Private Ltd. The shares of REL held by REVL will be cancelled under the proposed Scheme of Amalgamation has been approved by the Board of Directors of REVL on February 8, 2006. The proposed Scheme of Amalgamation is subject to the approvals of the Board of Directors of REVL, the Shareholders of REL and REVL, the stock exchanges, the High Court and all other requisite permission, sanctions and approvals.

In case the proposal is approved, REVL will be dissolved and the shareholders of REVL will receive new shares to be allotted by REL in the ratio specified above.

Reliance Energy Ventures Limited was originally incorporated on July 3, 2000 under the Companies Act, 1956 as Reliance Terra Networks Private Limited. The name of the Company was thereafter changed to Reliance Entergy Private Limited on January 28, 2003. The status of the Company was changed to public limited company on July 25, 2005 and the name was thereafter changed to its present name Reliance Energy Ventures Limited on August 4, 2005.

Address of Registered Office of Company

Reliance Energy Ventures Limited
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 0710.
Tel: 022-3038 6010
Fax: 022-307 622

Registration Number: 11-127523

Address of Registrar of Companies

Registrar of Companies,
100 Everest Building, Marine Drive,
Mumbai – 400 002, Maharashtra

Board of Directors as on the date of filing of the draft Information Memorandum

No.	Name
1.	Shri Anil D. Ambani – Chairman
2.	Shri Satish Seth
3.	Shri S L Rao
4.	Shri V R Galkar

For further details of the Board of Directors of the Company, please see the section titled "Management".

Deputy Company Secretary and Compliance Officer

Abhijit Banerjee
Dhirubhai Ambani Knowledge City, Navi Mumbai- 400021 400 0710.
Telephone: 022-3032 7300 / 3038 6010
Fax: 022- 307 6622,
Email: abhijit.banerjee@rel.co.in

Bankers to the Company

Syndicate Bank
26-A, Sir Phiroz Shah Mehta Road,
Ground Floor, Fort
Mumbai - 400 001
Telephone: 022-22662654
Fax: 022-22634328

Auditors

Pathak H. D. & Associates
709, Tulsiani Chambers,
212, Nariman Point,
Mumbai – 400 021
Tel: 91-22-30228508-09
Fax: 91-22-30616125
Email: cas@chaturvedi-and-shah.com

Registrar and Transfer Agent

Karvy Computershare Private Limited
Plot No. 17 – 24, Vittal Rao Nagar,
Madhapur, Hyderabad - 500 081
Tel: 91-040-23431545
Fax :91-040-23431551
Email: praveendmr@karvy.com

SHARE CAPITAL

Consequent to issue and allotment of shares pursuant to the Scheme, the Share Capital of the Company is as follows:

A.	Authorized Share Capital	Rs. 12,50,00,00,000/-
	1,25,00,00,000 Equity Shares of Rs. 10 each (2)	
B.	Equity Capital after the implementation of the Scheme 1,22,31,30,422 Equity Shares of Rs. 10 each	Rs. 12,23,13,04,220/-
C.	Share Premium Account Before the Scheme After the Scheme	 - -

1. The Authorized Share Capital of the Company at the time of incorporation was Rs. 1,00,000 divided into 10,000 equity shares of Rs. 10 each. Subsequently, the Authorized share capital was increased to Rs. 5,00,000 vide resolution passed at its Extra-Ordinary General Meeting held on 21st July 2005.

2. Authorized Share Capital of the Company has been increased to Rs. 1250 Crore divided into 125 Crore equity shares of Rs.10 each in terms of Clause 15.1of the Scheme and vide resolution passed at the Extra-Ordinary general meeting held on 24th December 2005

3. As per the Clause 15.2 of the Scheme the Company has issued and allotted 1,22,31,30,422 equity shares to the eligible members of Reliance Industries Limited (except the Specified Shareholders as defined in Clause 1.37 of the Scheme) on 27th January 2006.

4. Prior to the allotment of equity shares as per Scheme of Arrangement the Issued, Subscribed, and Paid up Share Capital of the Company was Rs 5,00,000 divided into 50,000 equity shares of Rs. 10 each. In terms with the Clause 16.2 of the Scheme, these shares held by RIL stand cancelled.

Notes to Capital Structure

1) Share Capital History of our Company

Sr. No	Date of Allotment	Date when Fully Paid-up	Consideration	No of Equity Shares	Face Value (Rs.)	Issue Price (Rs.)	% of post Arrangement paid-up Capital	Lock-in period
1.	July 3,2000	July 3,2000	Cash	200	10	10	NIL	NIL
2.	June 25, 2001	June 25, 2001	Cash	9800	10/-	10/-	NIL	NIL
3.	July 25, 2005	July 25, 2005	Cash	40,000	10/-	10/-	NIL	NIL
4.	January 27, 2006	January 27, 2006	Issuance of equity shares pursuant to the Scheme	1,223,130,422	10/-	N.A.	100%	NIL
5.	January 27, 2006	January 27, 2006	Cancellation pursuant to Scheme	(50,000)	10/-	10/-	NIL	N.A.

2) Save and except inter-se transfer of shares amongst Group (viz. Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited, Aavaran Textiles Private Limited, Akshar Traders Private Limited, Amur Trading Private Limited, Anumati Mercantile Private Limited, Bahar Trading Private Limited, Bhumika Trading Private Limited, Clarion Investments And Trading Company Private Limited, Dainty Investments And Leasings Private Limited, Ekansha Enterprise Private Limited, Eklavya Mercantile Private Limited, Fiery Investments & Leasing Private Limited, Florentine Trading Private Limited, Hercules Investments Private

Limited, Jagdanand Investments And Trading Company Private Limited, Jagdishvar Investments And Trading Company Private Limited, Jogiya Traders Private Limited, Kankhal Investments And Trading Company Private Limited, Kedareshwar Investments And Trading Company Private Limited, Kudrat Investment And Leasing (India) Private Limited, Lazor Syntex Private Limited, Madhuban Merchandise Private Limited, Nikhil Investments Company Private Limited, Ornate Traders Private Limited, Orson Trading Private Limited, Pams Investments And Trading Company Private Limited, Pratiksha Finance & Leasing Company Private Limited, Pururava Traders Private Limited, Radharaman Textiles Trading Private Limited, Rajniketan Traders Private Limited, Rashi Trading Company Private Limited, Reliance Enterprises Limited, Reliance Industrial Infrastructure Limited, Reliance Welfare Association, Real Fibres Private Limited, Reliance Consolidated Enterprises Private Limited, Rishiraj Merchandise Private Limited, Riyaz Trading Private Limited, Sanatan Textrade Private Limited, Sanchayita Mercantile Private Limited, Shangrila Investments And Trading Company Private Limited, Silkina Trading Private Limited, Silvassa Hydrocarbons & Investments Private Limited, Soumya Finance And Leasing Company Private Limited, Sumiran Investments Private Limited, Swarag Traders Private Limited, Tresta Trading Private Limited, Velocity Trading Private Limited, Vita Investments And Trading Company Private Limited and Yangste Trading Private Limited), the Promoters of the Company, their relatives and associates and their directors have not purchased or sold or financed, directly or indirectly, any equity shares of REVL from the date of approval of the Scheme by the High Court till the date of submission of this Information Memorandum.

Shareholding pattern of the Company before and after the Scheme (as on the date of Information Memorandum):

CATEGORY		Pre Demerger NO. OF EQUITY SHARES	Pre Demerger %	Post Demerger** NO. OF EQUITY SHARES	Post Demerger** %
A	PROMOTERS HOLDING				
1.	Promoters				
	Indian Promoters @	*50,000	100.00	49 58 94 812	40.54
	Foreign Promoters	0	0.00		
	Sub Total	50,000	100.00	**49 58 94 812**	**40.54**
B	NON-PROMOTERS HOLDING				
2	Institutional Investors				
(a)	Mutual Funds and UTI	0	0.00	1 96 71 655	1.61
(b)	Banks, Financial Institutions, Insurance Companies (Central/State Gov. Institutions/ Non-Government Institutions)	0	0.00	7 96 47 343	6.51
(c)	FIIs	0	0.00	30 82 87 922	25.20
	Sub Total	0	0.00	**40 76 06 920**	**33.32**
3	Others				
(a)	Private Corporate Bodies	0	0.00	4 32 91 281	3.54
(b)	Indian Public	0	0.00	19 98 45 038	16.34
(c)	NRIs/OCBs	0	0.00	1 28 22 630	1.05
(d)	Any other (please specify)				
i.	The Bank of New York as Depository (for GDRs)	0	0.00	6 36 69 741	5.21
	Sub Total	0	0.00	**31 96 28 690**	**26.14**
	GRAND TOTAL	**50,000**	**100.00**	**122 31 30 422**	**100.00**

* In terms of the Scheme, 50,000 equity shares of REVL held by Reliance Industries Limited have been cancelled on January 27, 2006.
** As on the Record Date.
@ Includes Persons Acting in Concert as per Clause 2.1(h) of SEBI Takeover Code.

List of the persons/entities comprising Promoter group

As on the date of this Information Memorandum, the Promoter group of the Company is as under:

Sr.	Name of the shareholder	Initial Subscription at the time of incorporation	No. of shares allotted (Under the Scheme)	Total no of shares	% Holding
A.	**Promoter**				
1.	Shri Anil D Ambani	Nil	18 59 171	18 59 171	0.15
2.	Smt. Tina A Ambani	Nil	16 50 832	16 50 832	0.13
3.	Smt. Kokila D Ambani	Nil	36 65 227	36 65 227	0.30
4.	JaiAnmol A Ambani (through Father and Natural Guardian Anil D. Ambani)	Nil	16 69 759	16 69 759	0.14
5.	JaiAnshul A. Ambani (through Father and Natural Guardian Anil D. Ambani)	Nil	100	100	0.00
6.	AAA Global Business Private Ltd.	Nil	1 15 29 001	1 15 29 001	0.94
7.	Anadha Enterprise Private Limited*	Nil	63	27 02 92 719	22.10
8.	Bhavan Mercantile Private Limited*	Nil	63	15 59 55 881	12.76
B.	**Persons Acting in Concert with the Promoter**				
1	Reliance Capital Limited	Nil	1 64 93 158	1 64 93 158	1.35
2	Other companies under Group		45 90 27 564	3 27 78 964	2.67
	Total -->		**49 58 94 812**	**49 58 94 812**	**40.54**

. * Shares acquired by way of inter-se transfer amongst Group.

The list of top 10 shareholders of the Company and the number of Equity Shares held by them

a) Top ten shareholders as on the date of the Information Memorandum

Sr. No.	Name of Shareholders	Number of Equity Shares
1.	*Anadha Enterprise Private Limited	27 02 92 719
2.	*Bhavan Mercantile Private Limited	15 59 55 881
3.	The Bank of New York as Depository (for GDRs)	6 36 69 741
4.	Life Insurance Corporation of India	6 29 97 668
5.	Reliance Enterprises Limited	3 15 20 000
6.	Europacific Growth Fund	2 02 60 718
7.	Reliance Capital Limited	1 64 93 158
8.	Merrill Lynch Capital Markets Espana S.A. S.V.	1 32 86 947
9.	Hsbc Global Investment Funds A/C Hsbc Globalinvestment Funds Mauritius Limited	1 20 17 980
10.	Aaa Global Business Enterprises Pvt. Ltd.	1 15 29 001

* These Companies have confirmed to acquire the entire shareholding of the company at Sr. No. 5, by way of inter-se transfer amongst Group.

b) Top ten shareholders 10 days prior to the date of the Information Memorandum

Sr. No.	Name of Shareholders	Number of Equity Shares
1.	Anadha Enterprise Private Limited	27 02 92 719
2.	The Bank of New York as Depository (for GDRs)	6 36 69 741
3.	Life Insurance Corporation of India	6 29 97 668
4.	Bhavan Mercantile Private Limited	4 13 99 177
5.	Bhumika Trading Private Limited	4 07 38 138
6.	Eklavya Mercantile Private Limited	3 79 96 013
7.	Ekanksha Enterprise Private Limited	3 26 09 798
8.	Reliance Enterprises Limited	3 15 20 000
9.	Europacific Growth Fund	2 02 60 718
10.	Reliance Capital Limited	1 64 93 158

c) Top ten shareholders of the Company on the date of incorporation

Sr. No.	Name of Shareholders	Number of Equity Shares
1.	Surendra Pipara	100
2.	Ashok C Jain	100
	TOTAL	**200**

Notes: The Company had only two shareholders at the time of its incorporation.

5) As on the date of this Information Memorandum, there are no outstanding warrants, options or rights to convert debentures, loans or other instruments into equity shares of the Company.

6) There will be no further issue of capital by REVL whether by way of issue of bonus shares, preferential allotment, rights issue or in any other manner during the period commencing from the date of approval of the Scheme by the High Courts till listing of the Equity Shares to be allotted as per the Scheme.

7) There shall be only one denomination for the Equity Shares of the Company, subject to applicable regulations and the Company shall comply with such disclosure and accounting norms specified by SEBI, from time to time.

8) The Company has 20,27,814 members as on the date of filing this Information Memorandum.

9) None of Equity shares of the Company were under lock-in prior to the Scheme.

Rationale for Demerger as set forth in the Scheme of Arrangement with respect to Coal Based Energy Undertaking, as defined under the Scheme

The business carried on by Reliance Industries Limited the Demerged Company by itself and through its subsidiaries and affiliate companies and through strategic investments in the Coal Based Energy Undertaking, as defined under the Scheme, has significant potential for growth. The nature of risk and competition involved in each of the other businesses undertaken by the Demerged Company, including the Coal Based Energy Undertaking, as defined under the Scheme, is distinct from others and consequently each business or undertaking is capable of attracting a different set of investors, strategic partners, lenders and other stakeholders. In order to enable distinct focus of investors to invest in some of the key businesses and to lend greater focus to the operation of each of its diverse businesses, the Demerged Company has re-organized and segregated by way of a demerger, its business and undertakings engaged in the coal based power generation, distribution and transmission which comprises the Coal Based Energy Undertaking, as defined under the Scheme.

The Coal Based Energy Undertaking, as defined under the Scheme, has tremendous growth and profitability potential and is at a stage where it requires focused leadership and management attention. Hence, simultaneously, with the re-organisation and segregation of the business, the Demerged Company also intends to re-organise the management of the business and undertaking to provide focused management attention and leadership required by the business which is to be segregated and demerged. In particular, Anil D. Ambani, the erstwhile Vice Chairman & Managing Director of the Demerged Company would take responsibility for providing such focused management attention and leadership to the Coal Based Energy Undertaking, as defined under the Scheme, whereas Mukesh D. Ambani, Chairman & Managing Director of the Demerged Company would continue to lead the businesses retained by the Demerged Company including, in particular petrochemicals, refining, oil and gas exploration and production, textiles and other businesses.

Under the Scheme of Arrangement, the Demerged Company's undertakings including, inter-alia, its Coal Based Energy Undertaking comprising, inter-alia its interests and strategic investments in the coal based power business has been segregated and demerged, pursuant to a Scheme of Arrangement under Sections 391 to 394 of the Act, and transferred to the Company for achieving independent focus in these areas. The Demerged Company will continue its interests in the businesses of petrochemicals, refining, oil and gas exploration and production and textiles and develop new areas in the economic development of the country.

Clause 19 of the Scheme reads as under:

"19. Agreements

The Resulting Companies will have the right to use the "Reliance" brand and logo and suitable agreements will be entered into in this regard. Further, suitable arrangements would also be entered into in relation to (i) non-competition in relation to the businesses of the Demerged Undertakings and the Remaining Undertaking; (ii) supply of gas for power projects of Reliance Patalganga Power Limited and REL with the Gas Based Energy Resulting Company; and (iii) Transfer of leasehold rights of RIL to the relevant Resulting Company with respect to the relevant Demerged Undertaking."

Clause 12.2 of the Scheme reads as under:

12.2 (a) Pursuant to the provisions of Clause 12.1 above, each of the Resulting Companies shall issue to the Depository representing the holders of GDRs of the Demerged Company, shares of the Resulting Companies in accordance with the relevant Share Entitlement Ratio. Subject to Clause (b) below, the Depository of the Demerged Company shall hold such shares of the Resulting Companies on behalf of the holders of GDRs of the Demerged Company;

(b) (i) Each of the Resulting Companies may, on or before expiry of 150 (One hundred and fifty) days from the Record Date, in consultation with the Depository for the GDR holders of the Demerged Company and by entering into appropriate agreements with the said Depository or any other Depository (appointed by the Resulting Companies) for the issuance of GDRs, (whether listed or otherwise), instruct such Depository to issue GDRs of the Resulting Companies, or any of them,

to the holders of GDRs of the Demerged Company and any such issue of GDRs shall be irrevocably put in motion within the said period. Subject to sub-clause (ii) below, if the Resulting Companies have not had such GDRs issued as aforesaid, the Bank of New York as the Depository for the Demerged Company shall, without reference to the Resulting Companies, sell the shares of the Resulting Companies in the open domestic market and distribute the net sale proceeds to such GDR holders on a proportionate basis.

(ii) Notwithstanding anything contained in sub-clause (i) above, any holder of GDRs of the Demerged Company may at anytime after the Record Date, but prior to the issuance of GDRs by a Resulting Company, instruct the Depository to transfer the underlying shares of such Resulting Company to such GDR holder. In such case, the relevant Resulting Company shall obtain such permissions as may be necessary.

(c) The holders of GDRs of the Demerged Company who wish to directly receive shares of the Resulting Companies may surrender the GDRs of the Demerged Company held by them before the Record Date in exchange for shares of the Demerged Company. Such GDR holders holding shares of the Demerged Company on the Record Date shall then be entitled to receive shares of Resulting Companies in accordance with the Share Entitlement Ratio under Clause 12.1 above.

Approvals with respect to the Scheme of Arrangement

The Honorable High Court of Judicature at Bombay, vide its Order dated December 9, 2005 has approved the Scheme of Arrangement amongst Reliance Industries Limited ("RIL") and Reliance Energy Ventures Limited ("REVL"), Reliance Capital Ventures Limited, Global Fuel Management Services Limited (since renamed Reliance Natural Resources Ltd.("RNRL")), and Reliance Communication Ventures Limited and their respective shareholders and creditors (the "Scheme"). Pursuant to this Scheme the investment held by RIL in Reliance Energy Limited, Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited, has been transferred to and vested in REVL w.e.f. September 1, 2005 (i.e. the Appointed Date under the Scheme) under Sections 391 to 394 of the Companies Act, 1956. In accordance with the said Scheme, the Equity shares of REVL issued pursuant to the Scheme, subject to applicable regulations shall be listed and admitted to trading on BSE and NSE. Such listing and admission for trading is not automatic and will be subject to such other terms and conditions as may be prescribed by the Stock Exchanges at the time of application by REVL seeking listing.

The aforesaid Order of the Honorable High Court of Judicature at Bombay was filed by RIL and REVL with the Registrar of Companies ("ROC"), Maharashtra on December 21, 2005, which is the Effective Date of the Scheme.

Subsequently, SEBI, vide its letter CFD/DIL/SC/58120/2006 dated January 19, 2006 has granted relaxation from the strict enforcement of the requirement of Rule 19(2)(b) of the Securities Contract Regulation (Rules), 1957 (SCRR) for the purpose of listing of shares of REVL subject to the transferee company, viz., REVL, complying with all the provisions of Clause 8.3.5 of the SEBI (DIP) Guidelines, 2000.

REVL has submitted its Information Memorandum, containing information about itself, making disclosures in line with the disclosure requirement for public issues, as applicable, to BSE and NSE for making the said Information Memorandum available to public through their websites.

This Information Memorandum is made available on the website of REVL (www.revl.in).

REVL will publish an advertisement in the newspapers containing its details in line with the details required as per Clause 8.3.5.4 of SEBI (DIP) Guidelines. The advertisement will draw a specific reference to the availability of this Information Memorandum on the website of REVL as well as the Stock Exchanges.

REVL also undertakes that all material information about itself shall be disclosed to stock exchanges on a continuous basis so as to make the same available to public, in addition to the requirements, if any, specified in Listing Agreement for disclosures about the subsidiaries.

The statement of tax benefits has been certified by our auditors M/s. Pathak H. D. & Associates, Chartered Accountants vide their letter dated January 25, 2006.

The following key tax benefits shall be available to the Company and the shareholders / prospective shareholders under the current direct tax laws in India.

A. To the Company under the Income Tax Act, 1961 ('the Act')

1. Under Section 32 of the Act, the Company is entitled to claim depreciation allowance at the prescribed rates on all its tangible and intangible assets acquired and put to use for its business.

2. Under Section 10(34) of the Act, dividend income (whether interim or final) received by the Company from any other domestic company (in which the company has invested) is exempt from tax in the hands of the Company.

3. The income received by the Company from distribution made by any mutual fund specified under Section 10(23D) of the Act or from the Administrator of the specified undertaking or from the specified companies referred to in Section 10(35) of the Act is exempt from tax in the hands of the Company under Section 10(35) of the Act.

4. Under Section 10(38) of the Act, the Long-term Capital Gains arising on transfer of equity shares in any other company or units of equity oriented mutual funds, which are chargeable to Securities Transaction Tax, are exempt from tax in the hands of the company.

5. As per the provisions of Section 112(1)(b) of the Act, other Long-term Capital Gains arising to the Company are subject to tax at the rate of 20% (plus applicable surcharge and education cess). However, as per the Proviso to that section, the long-term capital gains resulting from transfer of listed securities or units or zero coupon bonds [not covered by Section 10(36) and 10(38) of the Act], are subject to tax at the rate of 20% on long-term capital gains worked out after considering indexation benefit (plus applicable surcharge and education cess), which would be restricted to 10% of Long-term capital gains worked out without considering indexation benefit (plus applicable surcharge and education cess).

6. As per the provisions of Section 111A of the Act, Short-term Capital Gains arising to the Company from transfer of Equity Shares in any other company or from sale of units of any equity oriented mutual fund defined in Section 10(38) of the Act, are subject to tax @ 10% (plus applicable surcharge and education cess), if such a transaction is subjected to Securities Transaction Tax.

7. In accordance with and subject to the conditions specified in Section 54EC and Section 54ED of the Act, the Company would be entitled to exemption from tax on Long-term Capital Gain [not covered by Section 10(36) and Section 10 (38) of the Act] if such capital gain is invested in any of the long-term specified assets (hereinafter referred to as the "new asset") to the extent and in the manner prescribed in the said sections. If the new asset is transferred or converted into money at any time within a period of three years in case of new assets specified in Section 54EC and within a period of one year in case of new assets specified in Section 54ED, from the date of its acquisition, the amount of capital gains for which exemption is availed earlier would become chargeable to tax as long term capital gains in the year in which such new asset is transferred or converted into money.

8. As per the provisions of Section 88E of the Act, where the business income of the Company includes profits and gains from sale of securities liable to Securities Transaction Tax, a rebate is allowable from the amount of income tax on such business income, to the extent of Securities Transaction Tax paid on such transaction. The amount of rebate shall, however, be limited to the amount of income tax arrived at by applying the average rate of income tax on such business income.

B. To the Shareholders of the Company

I Resident Shareholders

1. Under Section 10(34) of the Act, dividend (whether interim or final) received from a domestic company is exempt from tax in the hands of the resident shareholders of the Company.

2. Under Section 10(38) of the Act, the Long-term Capital Gain arising on transfer of equity shares in any other company or units of equity oriented mutual fund, which are chargeable to Securities Transaction Tax, are exempt from tax in the hands of the resident shareholders.

3. As per the provisions of Section 112(1)(a) of the Act, other Long-term Capital Gains arising to the resident shareholders are subject to tax at the rate of 20% (plus applicable surcharge and education cess). However, as per Proviso to that section, the long-term capital gains resulting from transfer of listed securities or units or zero coupon bonds [not covered by Section 10(36) and 10(38) of the Act], are subject to tax at the rate of 20% on long term capital gains after considering the indexation benefit (plus applicable surcharge and education cess), which would be restricted to 10% of long term capital gains without considering the indexation benefit (plus applicable surcharge and education cess).

4. As per the provisions of Section 111A of the Act, Short-term Capital Gains arising to the resident shareholders from the transfer of Equity Shares in a company or units of equity oriented mutual fund defined in Section 10(38) of the act, are subject to tax @ 10% (plus applicable surcharge and education cess) if such a transaction is subjected to Securities Transaction Tax.

5. As per the provisions of Section 88E of the Act, where the business income of an assessee includes profits and gains from sale of securities liable to Securities Transaction Tax, a rebate is allowable from the amount of income tax on such business income, to the extent of Securities Transaction Tax paid on such transactions. The amount of rebate shall, however, be limited to the amount of income tax arrived at by applying the average rate of income tax on such business income.

6. In accordance with and subject to the conditions specified in Section 54EC and Section 54ED of the Act, the resident shareholders would be entitled to exemption from tax on Long-term Capital Gains [not covered by Section 10(36) and Section 10 (38) of the Act], if such capital gains are invested in any of the long-term specified assets (hereinafter referred to as the "new asset") to the extent and in the manner prescribed in the said sections. If the new asset is transferred or converted into money at any time within a period of three years in case of new assets specified in Section 54EC and within a period of one year in case of new assets specified in Section 54ED, from the date of its acquisition, the amount of capital gains for which exemption is availed earlier would become chargeable to tax as long term capital gains in the year in which such new asset is transferred or converted into money.

7. In case of a shareholder being an individual or a Hindu Undivided Family, in accordance with and subject to the conditions and to the extent provided in Section 54F of the Act, the shareholder is entitled to exemption from Long-term Capital Gains arising from the transfer of any long term capital asset, not being on residential house [not covered by Sections 10 (36) and 10 (38) of the Act], if the net consideration is invested for purchase or construction of a residential house. If part of the net consideration is invested within the prescribed period in a residential house, such gains would not be chargeable to tax on a proportionate basis. If, however, such new residential house in which the investment has been made is transferred within a period of three years from the date of its purchase or construction, the amount of capital gains for which the exemption was availed earlier would be taxed as long-term capital gains of the year in which such residential house is transferred.

II Mutual Funds

In case of a shareholder being a Mutual fund, as per the provisions of Section 10(23D) of the Act, any income of Mutual Funds registered under the Securities and Exchange Board of India Act, 1992 or Regulations made thereunder, Mutual Funds set up by public sector banks or public financial institutions and Mutual Funds authorised by the Reserve Bank of India are exempt from income-tax, subject to the conditions notified by Central Government in this regard.

III Venture Capital Companies /Funds

In case of a shareholder being a Venture Capital Company / Fund, any income of Venture Capital Companies / Funds registered with the Securities and Exchange Board of India, are exempt from income-tax, subject to the conditions specified in Section 10(23FB) of the Act.

IV Non-Resident / Non-Resident Indian Member

1. Dividend (both interim and final) income, if any, received by the non-resident/non-resident Indian shareholders from the domestic company shall be exempt under Section 10(34) read with Section 115-O of the Act.

2. Benefits outlined in Paragraph B(I) above are also available to a non-resident/non-resident Indian shareholder except that under first proviso to Section 48 of the Act, the capital gains arising on transfer of capital assets being shares of an Indian Company need to be computed by converting the cost of acquisition, expenditure in connection with such transfer and full value of the consideration received or accruing as a result of the transfer into the same foreign currency in which the shares were originally purchased. The resultant gains thereafter need to be reconverted into Indian currency. The conversion needs to be at the prescribed rates prevailing on dates stipulated. Further, the benefit of indexation is not available to non-resident shareholders.

3. Benefits outlined in Paragraph A(8) above are also applicable to the non-resident/non- resident Indian shareholder.

4. As per Section 90(2) of the Act, the provisions of the Act would prevail over the provisions of the tax treaty to the extent they are more beneficial to the non-resident/non-resident Indian shareholder. Thus, a non-resident/non-resident Indian shareholder can opt to be governed by the beneficial provisions of an applicable tax treaty.

5. Capital gains tax – Options available to a non-resident Indian under the Act: Non- resident Indian: As per Section 115-C(e) of the Act, a 'non-resident Indian' means an individual, being a citizen of India or a person of Indian origin who is not a 'resident'. As per the Explanation to the said clause, a person shall be deemed to be of Indian origin if he, or either of his parents or any of his grand-parents, was born in undivided India.

6. Where shares have been subscribed in convertible foreign exchange, the non-resident Indians [as defined in Section 115C(e) of the Act], being shareholders of an Indian company, have the option of being governed by the provisions of Chapter XII-A of the Act, which, *inter alia,* entitles them to the following benefits in respect of income from shares of an Indian company acquired, purchased or subscribed to in convertible foreign exchange:

   - As per the provisions of Section 115D read with Section 115E of the Act and subject to the conditions specified therein, long term capital gains (in cases not covered under Section 10(38) of the Act) arising on transfer of an Indian company's shares, will be subject to tax at the rate of 10 percent (plus applicable surcharge on tax and education cess on tax and surcharge), without indexation benefit.

   - As per the provisions of Section 115F of the Act and subject to the conditions specified therein, gains arising on transfer of a long term capital asset (in cases not covered under Section 10(38) of the Act) being shares in an Indian company shall not be chargeable to tax if the entire net consideration received on such transfer is invested within the prescribed period of six months in any specified asset or savings certificates referred to in Section 10(4B) of the Act. If part of such net consideration is invested within the prescribed period of six months in any specified asset or savings certificates referred to in Section 10(4B) of the Act then such gains would not be chargeable to tax on a proportionate basis. For this purpose, net consideration means full value of the consideration received or accrued as a result of the transfer of the capital asset as reduced by any expenditure incurred wholly and exclusively in connection with such transfer.

   - Further, if the specified asset or savings certificates in which the investment has been made is transferred within a period of three years from the date of investment, the amount of capital gains tax exempted

earlier would become chargeable to tax as long term capital gains in the year in which such specified asset or savings certificates are transferred.

- As per the provisions of Section 115G of the Act, non-resident Indians are not obliged to file a return of income under Section 139(1) of the Act, if their only source of income is income from investments or long term capital gains earned on transfer of such investments or both, provided tax has been deducted at source from such income as per the provisions of Chapter XVII-B of the Act.

- Under Section 115H of the Act, where the non-resident Indian becomes assessable as a resident in India, he may furnish a declaration in writing to the Assessing Officer, along with his return of income for that year under Section 139 of the Act to the effect that the provisions of the Chapter XII-A shall continue to apply to him in relation to such investment income derived from the specified assets for that year and subsequent assessment years until such assets are converted into money.

- As per the provisions of Section 115I of the Act, a non-resident Indian may elect not to be governed by the provisions of Chapter XII-A for any assessment year by furnishing his return of income for that assessment year under Section 139 of the Act, declaring therein that the provisions of Chapter XII-A shall not apply to him for that assessment year and accordingly his total income for that assessment year will be computed in accordance with the other provisions of the Act.

V Foreign Institutional Investors (FIIs)

1. Dividend (both interim and final) income, if any, received by the shareholder from the domestic company shall be exempt under Section 10(34) read with Section 115O of the Act.

2. Capital gains

Under Section 115AD, income (other than income by way of dividends referred in Section 115-O) received in respect of securities (other than units referred to in Section 115AB) shall be taxable at the rate of 20% (plus applicable surcharge on tax and education cess on tax and surcharge).

Under Section 115AD, capital gains arising from transfer of securities (other than units referred to in Section 115AB) which are not exempt under Section 10(38), shall be taxable as follows:

Securities which are held for the period of upto or less than twelve months and where such transaction is chargeable to STT levied under Chapter VII of the Finance (No. 2) Act of 2004, shall be taxable at the rate of 10% (plus applicable surcharge on tax and education cess on tax and surcharge). Securities other than those held for the period of upto or less than twelve months and where such transaction is not chargeable to STT levied under Chapter VII of the Finance (No. 2) Act of 2004, shall be taxable at the rate of 30% (plus applicable surcharge on tax and education cess on tax and surcharge);

Securities which are held for the period of twelve months or more shall be taxable at the rate of 10% (plus applicable surcharge on tax and education cess on tax and surcharge). Such capital gains would be computed without giving effect of indexation as provided in the first and second proviso to Section 48. In other words, the benefit of indexation, as mentioned under the two provisos would not be allowed while computing the capital gains.

3. Long-term capital gains arising on transfer of equity shares in the Company, which is held for the period of twelve months or more and where such transaction is chargeable to STT, shall be exempt from tax under Section 10(38) of the Act.

4. Benefit of exemption under Section 54EC and 54ED shall be available as outlined in Paragraph B(I)(6) above.

5. Benefit as outlined in Paragraph A(8) above are also available to FIIs.

6. As per Section 90(2) of the Act, the provisions of the Act would prevail over the provisions of the tax treaty to the extent they are more beneficial to the non-resident. Thus, a non-resident can opt to be governed by the beneficial provisions of an applicable tax treaty.

Note: There is a legal uncertainty over whether a FII can elect to be governed by the normal provisions of the Act, instead of the provisions of Section 115AD. Investors are advised to consult their tax advisors in this regard.

C. Benefits available under the Wealth Tax Act, 1957

'Asset' as defined under Section 2(ea) of the Wealth Tax Act, 1957, does not include share in companies. Hence, the shares in companies are not liable to Wealth Tax.

D. Benefits available under the Gift Tax Act, 1958

Gift tax is not leviable in respect of any gifts made on or after October 1, 1998. Therefore, any gift of shares will not attract gift tax.

Notes:

1. All the above benefits are as per the current tax law and will be available only to the first named holder in case the shares are held by joint holders. Shareholder is advised to consider in his/her/its own case, the tax implications of any new enactments which may change / modify the law.

2. In view of the nature of tax consequences, being based on all the facts, in totality, of the investors, each investor is advised to consult his/her own tax advisor with respect to specific tax consequences.

Industry Overview

The Indian Power Sector is regulated by the provisions of the Electricity Act, 2003 and the rules and regulations thereunder. Under the Electricity Act, the Electricity Regulatory Commissions regulate the tariff structure.

Business

Pursuant to the Scheme, the Company stands vested with the Coal Based Energy Undertaking, as defined under the Scheme, comprising, inter-alia equity shares in the operating companies viz.9,09,24,724 Equity Shares constituting 45.03% of the paid up capital of Reliance Energy Limited, 50,000 Equity Shares of Rs.10 each, constituting 100% of the paid up capital, of Reliance Power Limited, 4,23,268 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Hirma Power Limited, 50,000 Equity Shares of Rs. 10 each of, constituting 100% of the paid up capital of Jayamkondam Power Limited and 50,000 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Reliance Thermal Energy Limited. Therefore, the main source of the Company's income will be from these investments. Reliance Energy Limited (REL) is a Company whose equity shares are listed on BSE and NSE. The Equity shares of Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are not listed on any Stock Exchange. Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are Subsidiaries of the Company.

Reliance Energy Limited (REL) and Reliance Energy Ventures Limited (REVL) at their meetings of the Board of Directors held on January 3, 2006, and February 8, 2006, respectively, have considered and approved the proposal for amalgamation of Reliance Energy Ventures Limited (REVL) with REL. Please see – the Section titled "Introduction".

For details of REL, RPL, HPL, JPL and RTEL please see – the Section titled "Key Investments".

History

Reliance Energy Ventures Limited was originally incorporated on July 3, 2000 under the Companies Act, 1956 as Reliance Terra Networks Private Limited. The name of the Company was thereafter changed to Reliance Entergy Private Limited on January 28, 2003. The status of the Company was changed to public limited company on July 25, 2005 and the name was thereafter changed to its present name Reliance Energy Ventures Limited on August 4, 2005.

The objects for which REVL has been established are set out in its Memorandum of Association. The main objects are set out hereunder

1. To carry on and undertake the business of finance, investment, loan and guarantee company and to invest in acquire, subscribe, purchase, hold, sell, divest or otherwise deal in securities, shares, stocks, equity linked securities, debentures, debenture stock, bonds, commercial papers, acknowledgements, deposits, notes, obligations, futures, calls, derivatives, currencies and securities of any kind whatsoever, whether issued or guaranteed by any person, company, firm, body, trust, entity, government, state, dominion sovereign, ruler, commissioner, public body or authority, supreme, municipal, local or otherwise, whether in India or abroad. The Company will not carry any NBFC activity as per Section 45-1A of the RBI Act, 1934.

2. To carry on and undertake the business of financial services like financial restructuring / reorganization, investment counseling, portfolio management and all activities and facilities of every description including all those capable of being provided by bankers, stockbrokers, merchant bankers, investment bankers, portfolio managers, trustees, agents, advisors, consultants, providing other financial or related services and to carry on the activities of hire purchase, leasing and to finance lease operations of all kinds, purchasing, selling, hiring or letting on hire all kinds of plant and machinery and equipment and to assist in financing of all and every kind and description of hire purchase or deferred payment or similar transactions and to subsidize, finance or assist in subsidizing or financing the sale and maintenance of any goods, articles or commodities of all and every kind and description upon any terms whatsoever and to purchase or otherwise deal in all forms of movable property including plant and machinery, equipments, ships, aircrafts, automobiles, computers, and all consumer, commercial, medical and industrial items with or without security and to lease or otherwise deal with them including resale thereof, regardless of whether the property purchased and leased is new and/or used and from India or abroad.

3. To carry on and undertake the business of acting as agent of any person, public or private sector enterprises, financial institutions, banks, central government and state governments and to do financial research, design and preparation of feasibility study reports, project reports and appraisal report in India and abroad.

4. To carry on, manage, supervise and control the business of transmitting, manufacturing, supplying, generating, distributing and dealing in electricity and all forms of energy and power generated by any source whether nuclear, steam, hydro or tidal, water, wind, solar, hydrocarbon fuel or any other form, kind or description.

Change in Memorandum of Association since the Company's inception

Date	Particulars
December 19, 2002	Alteration of Main Object Clause.
January 28, 2003	Change of name of the Company from Reliance Terra Networks Private Limited to Reliance Entergy Private Limited
July 25, 2005	The status of the company was changed from Private Limited to Public Limited Company.
July 21, 2005	Increase in the Authorised Capital of the Company from Rs. 100,000 to Rs. 500,000
July 26, 2005	Alteration of main Object Clause.
August 4, 2005	Change of name of the Company from Reliance Entergy Private Limited to Reliance Energy Ventures Limited
August 11, 2005	Alteration of main Object Clause.
December 24, 2005	Increase of Authorized Capital of the Company from Rs. 5,00,000 to Rs 1250 crores

Subsidiaries

Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are Subsidiaries of the Company.

Agreements with Reliance Industries Limited

Mukesh D Ambani, Chairman and Managing Director of Reliance Industries Ltd. (RIL), and Anil Dhirubhai Ambani, Chairman, Reliance - Anil Dhirubhai Ambani Group (Reliance – ADAG), had reached an Agreement, on the overall business reorganization of the Reliance Group, which envisaged, inter alia, the use of Brands and Trademarks and non compete arrangement between the Company, being one of the Resulting Companies, and RIL, the Demerged Company. Accordingly, Clause 19 (relevant extracts) of the Scheme provided as under

"19. Agreements

The Resulting Companies will have the right to use the "Reliance" brand and logo and suitable agreements will be entered into in this regard. Further, suitable arrangements would also be entered into in relation to (i) non-competition in relation to the businesses of the Demerged Undertakings and the Remaining Undertaking ; (ii) supply of gas for power projects of Reliance Patalganga Power Limited and REL with the Gas Based Energy Resulting Company...;"

Consequent to the above, RIL was to inter alia enter into the following Agreements with the Company

- Trade Mark Management Agreement
- Non Competition Agreement

The Company was a wholly owned subsidiary of RIL upto the date of allotment of Shares in pursuance of the Scheme i.e. January 27, 2006. RIL had 2 of its representatives on the Board of the Company comprising 3 Directors, and thus had majority control

In terms of the Scheme, RIL was required to reconstitute the Board and hand over the control and management of the Company to Anil D. Ambani, after the Record Date i.e. 25th January 2006. However, the Board of the Company was reconstituted only on February 7, 2006, on which date the control and management of the Company was handed over to Anil D. Ambani.

RIL executed the above Agreements with the Company on 12th January 2006, (while the Company was still under RIL's control), with the approval of only RIL's nominees on the Board of the Company and despite specific dissent of the representative of Shri Anil D. Ambani at the Board meeting.

The above Agreements contain significant, fundamental and material deviations from the agreed position, which may adversely impact the interests of the Company and its shareholders. Any unfair competition in violation of the agreed position may severely affect the interests of the Shareholders of the Company. Similarly violation of the understanding for creation, protection and promotion of Trade Marks and Brands may severely undermine the economic value of the Company, which will adversely impact the interests of the Company's shareholders. The reconstituted Board of the Company has decided to take appropriate steps to amend the above Agreements suitably, so as to bring them in line with the agreed position, and to protect the interests of the Company and its Shareholders.

A summary of the material terms of these Agreements, which were executed while the Company was still under the control of RIL, and which as stated herein are subject to amendment, is given below:

Trademark Management Agreement

The Trademarks which are subject of the Trademark Management Agreement (TMA) dated January 12, 2006 between the RIL and the Company among others are RELIANCE WORD & RELIANCE logo being the visual or graphic presentation of the letter "R" with flame in the background (Trademarks).

The TMA acknowledges that all rights title and interest in and to the Trademarks shall vest in the Demerged Group (referred herein as "RIL") and the Resulting Group (referred herein as the "Resulting Companies") in relation to their respective businesses and they are entitled to enjoy such ownership rights.

With respect to any new business commenced by either of the RIL or Resulting Companies (subject to non-compete), the group which commences the business first in point of time shall be entitled to use the Trademark in relation to such business, subject to certain conditions.

The TMA allows each of the Parties to co-brand the said Trademarks, to which it is entitled to, with a third party, subject to certain conditions.

Non Competition Agreement

Under the Non Competition Agreement ("NCA") dated January 12, 2006 executed between RIL and the Company among others, RIL and the Resulting Companies have agreed not to set up businesses, which would compete with the specified Existing Businesses and reserved business of the other group for a period of 10 years. NCA also incorporates a Right of First Refusal in case any group decides to sell any of its business(s).

The non-compete provision terminates if any business is sold by either RIL or the Resulting Companies to a third party.

Existing business(s) of the Resulting Companies pertaining to the Company comprise "Power".

Power includes generation, transmission and distribution and trading from any fuel or processes.

RIL may produce power for the captive generation in relation to other RIL Group entities or as an activity which is incidental, necessary or required for any RIL Group business, businesses in areas of free competition or businesses not subject to any non-compete obligation. In such case of captive process, in case of there being any surplus power, the RIL Group shall be entitled to sell the same to a third party into the grid or to long term suppliers but only after first offering it to the Resulting Companies, in the manner and as per the conditions as set out in the agreement, for distribution and trading such surplus power. The Resulting Companies shall be entitled to verify that this exceptional condition of sale is only in relation to surplus power, as a result of the process of generation for captive purposes within the RIL Group, and a materiality test shall be applied to ensure that the RIL Group has not effectively entered into the business of power generation / distribution.

In existing / new locations of the RIL Group where power is generated out of surplus feed stock, or surplus gas arising out of non-exercise by Resulting Companies of the 40% option for purchase of gas, if such power is in

excess of the requirements of the RIL Group, it shall be first be offered to the Resulting Companies to the extent of such excess, in such manner and as per the conditions as set out in the Section 6 of the agreement.

For removal of doubt the non-compete from RIL Group in favor of Resulting Companies shall include in its subject matter Engineering, Procurement, and/or Construction Contracts for the power sector.

The businesses reserved for RIL are (i) Petroleum & petroleum retail (ii) Petrochemical business.

As stated above, the said Agreements do not correctly reflect the agreed position between our Company and RIL. The Company intends to take appropriate steps to amend the above Agreements suitably, so as to bring them in line with the agreed position, and to protect the interests of the Company and its Shareholders.

Gas Supply Agreement between RIL and Reliance Natural Resources Limited (RNRL)

The re-organisation of the Reliance Group, as agreed between Shri Mukesh Ambani, Chairman and Managing Director, RIL, and Shri Anil Dhirubhai Ambani, envisaged the supply of gas from RIL's current and future gas fields, on terms agreed by the parties, for various future projects to be implemented by Reliance – Anil Dhirubhai Ambani Group, for the continued benefit of over 2.2 million Reliance shareholders.

As part of the aforesaid reorganization, it had inter alia been agreed that, a Gas Supply Agreement will be entered into between RIL and one of the Resulting Companies arising from the Scheme of Arrangement of RIL i.e. Reliance Natural Resources Limited (RNRL), to implement the above agreement for supply of gas.

The main commercial points agreed upon for the supply of gas, included inter-alia, the following:

- After the NTPC entitlement (for 12 MMSCMD), Reliance - ADAG will get a firm supply of 28 MMSCMD of gas from RIL, which is the Base Volume.

- If, for any reason, the NTPC contract does not materialize, or is cancelled, its entitlement of the aforesaid 12 MMSCMD will also go to Reliance – ADAG, in addition to the 28 MMSCMD, thereby making an aggregate Base Volume quantity of 40 MMSCMD.

- The price and commercial terms for the aforesaid gas supply will be no worse than those applicable to NTPC.

- 50% of the Base Volume gas (28 MMSCMD, or 40 MMSCMD, as the case may be) is committed to be supplied by RIL to Reliance – ADAG in 2008-09, and the balance in 2009-10.

- Thereafter, from the entire future reserves of RIL (including new discoveries of gas from new explorations, and/or bids as may be submitted from time to time), Reliance - ADAG will have the first option to get 40% quantity of gas (Option Volume Gas). This is to ensure that 2.2 million RNRL shareholders continue to benefit from RIL's Gas finds.

- Supply of Option Volume gas will be at market rates.

- Gas can be used for all projects of Reliance - ADAG.

- The gas supplied will not be used for trading, other than trading within Reliance - ADAG.

- Swapping of gas will be permitted.

- For Base Volume of gas, Reliance - ADAG will have the option to set up its own pipeline, but will have to pay the transportation costs, even if does not use RIL's East-West pipeline. However, in that situation, Reliance - ADAG will have the right to deal with the unutilized pipeline capacity, as it deems fit.

- Gas Supply Agreements to be entered into for both, Base Volume and Option Volume, will be in accordance with best international practices, and will be such as are bankable in international markets.

RNRL was a wholly owned subsidiary of RIL upto the date of allotment of shares in pursuance of the Scheme, i.e. January 27, 2006 and the Board of RNRL consisted of three directors, two of whom were nominees of RIL, and one nominee of Reliance – ADAG, upto February 7, 2006.

On 12th January 2006 (i.e. when RNRL was still under the control of RIL), a Gas Supply Agreement (GSA) was entered into between RIL and RNRL, with the approval of only RIL's nominees on the Board of RNRL, and despite the specific dissent of the representative of Anil Dhirubhai Ambani, under whose control RNRL now is, and was always intended to remain in the future.

The said GSA contains significant and material deviations from the agreed position arrived at between Shri Mukesh Ambani and Shri Anil Dhirubhai Ambani, as part of the overall reorganization of the Reliance group. Such deviations are not only against the internationally accepted principles but will also, inter alia, render the GSA un-bankable.

The said deviations in the GSA, if not amended appropriately, are likely to materially impact the future growth plans of REL and/or its affiliates, to the extent that the gas based power projects proposed to be set up by REL and/or its affiliates may not be set up and/or the same may be inordinately delayed, which will adversely affect the business, financial condition and results of operations of those companies, and which, in turn, may adversely impact our shareholders.

RNRL, REL and/or their affiliates propose to take appropriate steps to have the said GSA suitably amended, so as to bring the same in line with the agreed position to protect the interests of more than 20 lakhs shareholders, but there is no certainty that such amendments will be made, and/or that the agreement will be implemented, and this may adversely impact our company and our shareholders.

As per the Articles of Association of the Company, the Company shall not have less than 3 directors and not more than such number of directors as may be stipulated by the Companies Act for the time being in force.

As per the Article of the Articles of Association of the Company, so long as ADA Group is the largest shareholder of the Company, Anil D Ambani shall be the non-retiring Chairman of the Board so long as he is willing to be a Director and Chairman of the Company. The Chairman shall preside at all meetings of the Board and the General Meetings of the Company and would have a vote in event of a tie.

Anil D. Ambani is the Chairman of the Board and of the Company. ADA Group presently is the largest shareholder of the Company.

Board of Directors as on the date of Information Memorandum

Sr. No.	Name, Age, Designation, Fathers Name, Address, Occupation	Other Directorships
1	Shri Anil D. Ambani Age: 46 years Designation: Chairman S/o Dhirubhai Ambani Address: 39, Sea Wind, Cuffe Parade, Mumbai 400 005. Occupation : Industrialist	Reliance Energy Limited Reliance Capital Limited Anil Dhirubhai Ambani Enterprises Limited Anil Dhirubhai Ambani Foundation Reliance Blue Magic Private Limited Anil Dhirubhai Ambani Ventures Private Limited Ambani Industries Private Limited Ambani Enterprises Private Limited Ambani International Private Limited AAA Enterprises Private Limited AAA International Capital Private Limited AAA Industries Private Limited AAA Consultancy Services Company Private Limited AAA Project Ventures Private Limited AAA Global Ventures Private Limited AAA Global Business Enterprises Private Limited AAA Business Machines Private Limited Reliance Business Management Private Limited Dhirubhai Ambani Enterprises Private Limited AAA Communication Private Limited ADAE Ventures Private Limited Reliance Enterprises and Ventures Private Limited ADA Enterprises and Ventures Private Limited Anadha Enterprise Private Limited Bhavan Mercantile Private Limited Panther Consultants Private Limited Reliance Infocomm Limited Reliance Communications Infrastructure Limited Reliance Telecom Limited Flag Telecom Group Limited - Foreign Co Indian School of Business Reliance Europe Limited Reliance Communication Ventures Limited Reliance Capital Ventures Limited Reliance Natural Resources Limited

Sr. No.	Name, Age, Designation, Fathers Name, Address, Occupation	Other Directorships
2	Shri Satish Seth 50 years Director S/o Late Parshuram C Seth 4th Floor, Summer Villa,7th Road Santacruz (East) Mumbai - 400 055. Occupation: Executive Vice-chairman Reliance Energy Limited	Reliance Energy Limited (Executive Vice-chairman) Reliance Telecom Limited Reliance Entertainment Private Limited Rollwell Holdings and Trading Private Limited Innovative Management Services Priavte Limited Abhrak Investments & Trading Private Limited Reliance Energy Trading Private Limited BSES Yamuna Power Limited BSES Rajdhani Power Limited Anil Dhirubhai Ambani Foundation Anil Dhirubhai Ambani Enterprises Reliance Gateway Net Limited Reliable Internet Services Limited WorlTel Limited World Tel Holdings Limited Committee Member of The Federation of Electricity Undertakings of India
3	Shri S. L. Rao Age : 69 years Designation Director S/o V L Rao D1, Chartered Cottage 8, Lanford Road Bangalore 560 025 Occupation : Company Director	Global Trustcapital Finance Pvt. Limited Honeywell Automation India Limited (Formally Tata Honeywell Limited) Kanoria Chemicals & Industries Limited Rain Calcining Limited National Institute of Health and Family Welfare (A Section 25 Company The Institute of Social & Economic Change, Bangalore Member, Executive Committees Madras Craft Foundation. Member, National Committee,Aga Khan Foundation of India Member, Board of Governors,RIS Board of Governors of Indian Institute of Management, Lucknow
4	Shri V. R. Galkar Age : 61 years Designation Director S/o Shri Rajaram N Galkar "OM"Plot No9, Near Uma Hotel Dhavali, Post Kavale Ponda, 403 401 Goa Occupation: Company Director	IDBI Trusteeship Services Limited Excel Industries Limited Oriental Bank of Commerce

Clause 17 of the Scheme provides that at any time after the Record Date, RIL shall cause the Board of Directors of the Company to be reconstituted in such manner as is agreed between the Company and Anil D. Ambani and thereupon the Company shall be controlled and managed by Anil D. Ambani.

The Board of the Company was reconstituted on February 7, 2006 whereby Anil D. Ambani, SL Rao and VR Galkar have been appointed as Directors on the Board of the Company. The control and management of the Company accordingly stands vested with Anil D. Ambani.

As per the Articles of Association, so long as ADA Group is the largest shareholder of the Company, ADA Group shall be the Promoter of the Company as defined under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and shall exercise control over the Company.

Brief Biography of the Directors.

Shri Anil D. Ambani

Shri Anil D. Ambani, the Chairman of the Company, is also the Chairman of Reliance Communication Ventures Limited, Reliance Capital Limited, Reliance Infocomm Limited, Reliance Natural Resources Limited, Reliance Capital Ventures Limited and Chairman & Managing Director, Reliance Energy Limited. Till recently, he also held the position of Vice Chairman and Managing Director, Reliance Industries Limited. The above Companies are part of the Reliance Anil Dhirubhai Ambani Group.

Shri Anil D. Ambani is a Bachelor of Science, University of Bombay and MBA from The Wharton School, University of Pennsylvania, USA. He joined Reliance in 1983 as Co-Chief Executive Officer. He is credited with having pioneered many financial innovations in the Indian capital markets. He pioneered India's first forays into overseas capital markets with international public offerings of global depositary receipts, convertibles and bonds. He directed Reliance in its efforts to raise, since 1991, over US$2 billion from overseas financial markets.

He is a member of:

- Wharton Board of Overseers, The Wharton School, USA.
- Central Advisory Committee, Central Electricity Regulatory Commission.
- Board of Governors, Indian Institute of Management, Ahmedabad.
- Board of Governors of Indian Institute of Technology, Kanpur.

In June 2004, Shri Anil D. Ambani was elected as an Independent member of the Rajya Sabha – Upper House, Parliament of India. His term as Member of Parliament, India is a six year term and expires in 2010.

Satish Seth

Satish Seth, is a Chartered Accountant and a law graduate. He has vast experience in the areas of finance, banking, accounts, audit, taxation, legal, project and general management and commercial matters.

S. L. Rao

S L Rao is a visiting fellow of The Energy Resources Institute (TERI), New Delhi and Ford Public Affairs (visiting) Fellow, Public Affairs Centre, Bangalore .He was the first Chairman of Central Electricity Regulatory Commission. He had earlier held membership of various institutional Boards of repute, including as Chairman of Board of Studies, Centre for Management Education, All India Management Association, Delhi.

V. R. Galkar

V R Galkar is a Chartered Accountant, a law and commerce graduate. He has vast experience in the field of accounts and finance.

Compensation of Managing Directors / Whole time Directors

REVL does not have any Managing Director or Whole Time Director.

Corporate Governance

The provisions of the listing agreement to be entered into with the Stock Exchanges with respect to corporate governance will be applicable to REVL immediately upon the listing of its Equity Shares on the Stock Exchanges. The Company is fully compliant with the provisions of Clause 49 of the Listing Agreement.

Shri Anil D. Ambani is the non-executive Chairman of the Board. The Board of the Company comprising four Directors has 2 Independent Directors. The Board has also constituted the Audit Committee, Shareholders/Investors' Grievance Committee and Remuneration Committee as required under Clause 49 of the Listing Agreement as under:

Director	Category	Member of Audit Committee	Member of Shareholders/Investors' Grievance Committee	Member of Remuneration Committee
Anil D. Ambani	Non-executive & Non-independent	Yes	Yes	Yes
S. L. Rao	Non-executive & Independent	Yes	Yes	Yes
V. R. Galkar	Non-executive & Independent	Yes	Yes	Yes
Satish Seth	Non-executive & Non-Independent	No	No	No

The role, powers, scope of functions and duties of the Audit Committee, Shareholders/Investors' Grievance Committee and Remuneration Committee of the Board are as per the applicable provisions of the Companies Act, 1956, Clause 49 of the Listing Agreement and the Reliance Anil Dhirubhai Ambani Group – Corporate Governance Policies and Code of Conduct.

The Status of the Company's compliance with the provisions of Clause 49 of the Listing Agreement is given below:

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)
I. Board of Directors	491	YES
(A) Composition of Board	49 (IA)	YES
(B) Non-executive Directors' compensation & disclosures	49 (IB)	NA
(C) Other provisions as to Board and Committees	49 (IC)	YES
(D) Code of Conduct	49 (ID)	YES
II. Audit Committee	49 (II)	YES
(A) Qualified & Independent Audit Committee	49 (IIA)	YES
(B) Meeting of Audit Committee	49 (IIB)	YES
(C) Powers of Audit Committee	49 (IIC)	YES
(D) Role of Audit Committee	49 II(D)	YES
(E) Review of Information by Audit Committee	49 (IIE)	YES
III. Subsidiary Companies	49 (III)	YES
IV. Disclosures	49 (IV)	YES
(A) Basis of related party transactions	49 (IV A)	YES
(B) Disclosure of Accounting Treatment	49 (IV B)	YES
(C) Board Disclosures	49 (IV C)	YES
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES
(E) Remuneration of Directors	49 (IV E)	NA
(F) Management	49 (IV F)	YES
(G) Shareholders	49 (IV G)	YES
V. CEO/CFO Certification	49 (V)	YES
VI. Report on Corporate Governance	49 (VI)	YES
VII. Compliance	49 (VII)	YES

The Directors have no interest in the transactions of the Company, otherwise than as directors of the Company.

Change in Board of Directors since the Company's inception

Name of the Director	Date of Appointment	Date of Resignation	Reasons
Ashok C Jain	July 3, 2000	June 24, 2005	Resigned
Surendra Pipara	July 3, 2000	August 10, 2005	Resigned
Ramesh Shenoy	June 24, 2005	August 10, 2005	Resigned
Hasit Shukla	June 24, 2005	August 10, 2005	Resigned
Sandeep Tandon	August 9, 2005	February 7, 2006	Resigned
L V Merchant	August 9, 2005	February 7, 2006	Resigned
Satish Seth	August 9, 2005	-	Appointed as Director
Anil D. Ambani	February 7, 2006	-	Appointed as Additional Director
S. L. Rao	February 7, 2006	-	Appointed as Additional Director
V. R. Galkar	February 7, 2006	-	Appointed as Additional Director

Date of expiration of current term of Office of directors

Satish Seth was appointed as Director of the Company at its Annual General meeting held on January 14, 2006 and his office is subject to retirement by rotation. Anil Ambani, S. L. Rao, and V. R. Galkar were appointed as Additional Directors on the Board of the Company and hold office upto the ensuing Annual General Meeting.

Shareholding of Directors

Name of Director	No of Shares of the RIL held
Anil D. Ambani	18 59 271
Satish Seth	NIL
S. L. Rao	100
V. R. Galkar	NIL

Key Management Personnel

The Company is managed, controlled, and directed by the Board of Directors. The Board has appointed Abhijit Banerjee as the Manager, of the Company with effect from February 7, 2006. Abhijit Banerjee is also the Dy. Company Secretary and Compliance Officer of the Company. Abhijit Banerjee is commerce and law graduate, and Associate Member of the Institute of Company Secretaries of India. Prior to his appointment as Manager of the Company, Abhijit Banerjee was Company Secretary of Esab India Limited. Harish Kuber, who was Dy. Company Secretary and Compliance Officer of the Company resigned on February 7, 2006. Apart from the above, there are no changes in the Key Management Personnel of the Company.

Employees

As on date, Company has no significant employee strength.

Before the Scheme becoming effective, the Company was a wholly owned subsidiary of RIL. Pursuant to the Scheme becoming effective, the Company has allotted equity shares to the shareholders of RIL, except Specified Shareholders, as defined in the Scheme. Further, in terms of Clause 16.2 of the Scheme of Arrangement, consequent to the allotment made on January 27, 2006, the shareholding of RIL in the Company has been cancelled. Currently, Anil D. Ambani, Tina A. Ambani, Kokila D. Ambani, Jai Anmol A. Ambani, Jai Anshul A. Ambani, AAA Global Business Enterprises Private Limited, Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited are presently the Promoters of the Company and Reliance Capital Limited and certain other companies forming part of the 'Group' who have / are in the process of transferring their shares to Anadha Enterprise Private Limited and/or Bhavan Mercantile Private Limited, are the Persons Acting in Concert with the Promoters.

Details of Promoters

Shri Anil D. Ambani, age 46 years, is the Chairman, Reliance Communication Ventures Limited, Reliance Capital Limited, Reliance Infocomm Limited, Reliance Natural Resources Limited, Reliance Energy ventures Limited and Chairman & Managing Director, Reliance Energy Limited. Till recently, he also held the position of Vice Chairman and Managing Director, Reliance Industries Limited. The above Companies are part of the Reliance Anil Dhirubhai Ambani Group.

Shri Anil D. Ambani is a Bachelor of Science, University of Bombay and MBA from The Wharton School, University of Pennsylvania, USA. He joined Reliance in 1983 as Co-Chief Executive Officer. He is credited with having pioneered many financial innovations in the Indian capital markets. He pioneered India's first forays into overseas capital markets with international public offerings of global depositary receipts, convertibles and bonds. He directed Reliance in its efforts to raise, since 1991, over US$2 billion from overseas financial markets.

He is a member of:

- Wharton Board of Overseers, The Wharton School, USA.
- Central Advisory Committee, Central Electricity Regulatory Commission.
- Board of Governors, Indian Institute of Management, Ahmedabad.
- Board of Governors of Indian Institute of Technology, Kanpur.

In June 2004, Shri Anil D. Ambani was elected as an Independent member of the Rajya Sabha – Upper House, Parliament of India. His term as Member of Parliament, India is a six year term and expires in 2010.

The Voter id number of Anil D. Ambani is MT/04/019102277311 and driving license number is 85/C/26507

Smt. Tina A Ambani, age 46 years is wife of Anil D. Ambani. She pioneered the Harmony Show, which over last several years provided a strong platform for promoting Art. She is also actively involved in philanthropic and social service activities and has been instrumental in the launch of the Harmony an initiative for senior citizens. Her voter id number is MT/04/019/033774.

Smt. Kokila D. Ambani, age 71 years is wife of the Founder Chairman of the Reliance group Late Dhirubhai H. Ambani. She is a matriculate. Her voter id number is MT/04/019/033763. She does not have a driving license.

Jai Anmol A Ambani, age 14 years, and **Jai Anshul A Ambani**, age 10 years are students and act through their father and natural guardian Anil D. Ambani.

AAA Global Business Enterprises Private Limited (AGBPL)

Date of Incorporation:

AAA Global Business Enterprises Private Limited was incorporated on January 25, 2005.

Principal Business:

Except for acquiring 1,15,29,001 shares in RIL, AGBPL has not commenced any business activities. The Company has not completed its first year of operations, hence has not prepared Profit and Loss Account.

Shareholding Pattern of AGBPL as on December 31, 2005:

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	10,000	100.00
B.	Non Promoters holding	-	-
	Total	10,000	100.00

Board of Directors of AGBPL

Anil D. Ambani
Tina A. Ambani
Hasit Shukla

Financial Performance of AGBPL

Rs. in Crores

Particulars	January 12, 2005 to March 31, 2005
Sales & Other Income	-
PAT	-
Equity Capital	0.01
Reserves	-
EPS(Rs.)	-
Book Value(Rs.)	-

Details of listing and Highest & Lowest market price during the preceding six months:

AAA Global Business Enterprises Private Limited is not listed

Anadha Enterprise Private Limited (AEPL)

AEPL was incorporated on June 23, 2005 and its principal business is Trading.

Shareholding Pattern of AEPL as on December 31, 2005:

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	10,000	100.00
B.	Non Promoter holding	-	-
	Total	10,000	100.00

Board of Directors of AEPL

Anil D. Ambani
Kokila D Ambani
Hasit Shukla

Financial Performance of AEPL

Rs. in Crores

Particulars	June 23, 2005 to December 31, 2005
Sales & Other Income	0.00
PAT	0.00
Equity Capital	0.01
Reserves	0.00
EPS(Rs.)	0.00
Book Value(Rs.)	9.73

Details of listing and Highest & Lowest market price during the preceding six months:

AEPL is not listed.

Bhavan Mercantile Private Limited (BMPL)

BMPL was incorporated on June 27, 2005 and its principal business is Trading

Shareholding Pattern of BMPL as on December 31, 2005:

	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	10,000	100.00
B.	Non Promoter holding	-	-
	Total	**10,000**	**100.00**

Board of Directors of BMPL

Anil D. Ambani
Kokila D. Ambani

Financial Performance of BMPL

Rs. in Crores

Particulars	**June 27, 2005 to December 31, 2005**
Sales & Other Income	0.00
PAT	0.00
Equity Capital	0.01
Reserves	0.00
EPS(Rs.)	0.00
Book Value(Rs.)	10.83

Details of listing and Highest & Lowest market price during the preceding six months:

BMPL is not listed.

We confirm that the Permanent Account Number, Bank Account Number, the Company Registration Numbers and the address of the Registrar of Companies where our Promoters are registered have been submitted to the Stock Exchange at the time of filing of the Information Memorandum.

Change of Control of the Company in terms of the Scheme of Arrangement

Clause 17 of the Scheme provides that at any time after the Record Date, RIL shall cause the Board of Directors of the Company to be reconstituted in such manner as is agreed between the Company and Anil D. Ambani and thereupon the Company shall be controlled and managed by Anil D. Ambani. Hence, Board of Directors of the Company and its committees would be reconstituted at a later date.

Further, as per the Articles of Association, so long as ADA Group is the largest shareholder of the Company, ADA Group shall be the Promoter of the Company as defined under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and shall exercise control over the Company.

The Board of the Company was reconstituted on February 7, 2006 and the control and management of the Company now stands vested with Anil D. Ambani. ADA Group is presently the largest Shareholder of the Company.

CURRENCY OF PRESENTATION

In this Information Memorandum all references to "Rupees" or "Rs." are to Indian Rupees, the legal currency of the Republic of India.

DIVIDEND POLICY

There is no set dividend payment policy. Dividend is intended to be declared based on the quantum and availability of future profits and will be disbursed based on shareholder approval based on the recommendation of the Board of Directors.

We have not paid any dividend in the past.

Auditors' Report

The Board of Directors
Reliance Energy Ventures Limited
3rd Floor, Maker Chamber IV
222, Nariman Point
Mumbai – 400 021

Re: **Public listing of Reliance Energy Ventures Limited (Formerly Known as Reliance Entergy Private Limited)**

Dear Sirs,

1. We have examined the financial information of Reliance Energy Ventures Limited (formerly known as Reliance Entergy Private Limited) ('the Company'), as attached to this report stamped and initialed by us for identification and as approved by the Board of Directors of the Company, which has been prepared in accordance with Part II of Schedule II of the Companies Act, 1956 ('the Act') and the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 as amended from time to time ('the SEBI Guidelines') issued by the Securities and Exchange Board of India ('SEBI') on January 19, 2000 in pursuance to Section 11 of the Securities and Exchange Board of India Act, 1992 and related clarifications, and in accordance with your instructions dated January 23, 2006 requesting us to carry out work in connection with listing of its fully paid up Equity shares.

2. We have examined the accounts of the Company for the financial year ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and period ended December 31, 2005 being the last date to which the accounts of the Company have been made up and audited for presentation to the members of the Company.

3. In accordance with the requirements of Paragraph B (1) of Part II of Schedule II to the Act, the SEBI Guidelines and our terms of reference with the Company dated January 23, 2006, requesting us to make this report for the purpose of the Information Memorandum as aforesaid, we report that:

   a. The restated assets and liabilities of the Company as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 1 to this report to be read together with notes appearing in Annexure 4 to this report.

   b. The restated profit and loss of the Company for the year / period ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 2 to this report to be read together with notes appearing in Annexure 4 to this report.

   c. The restated cash flows of the Company for the financial year ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 3 to this report to be read together with notes appearing in Annexure 4 to this report.

   d. We have examined the following financial information relating to the Company and as approved by the Board of Directors for the purpose of inclusion in the Information Memorandum:

      i. The Company has not declared dividends during any financial year covered in this report hence the information regarding rates of dividend in respect of each class of shares in accordance with the paragraph 6.10.2.1(b) of the SEBI Guidelines have not been disclosed.

      ii. Accounting ratios as appearing in Annexure 5 to this report.

      iii. Capitalization statement as at December 31, 2005 as appearing in Annexure 6 to this report.

      iv. Statement of Tax Shelter as appearing in the Annexure 7 to this report.

v. The Company does not have any outstanding balance of secured and unsecured loan; hence the information regarding analysis of outstanding secured and unsecured loans in accordance with paragraph 6.10.2.6 and 6.10.2.7(h) respectively of the SEBI Guidelines have not been disclosed.

vi. Investments as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 as appearing in Annexure 8 to this report.

vii. Statement of details of loans and advances as appearing in Annexure 9 to this report.

viii. The Company has not earned other income during the period ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005; hence the information regarding details of other income in accordance with the paragraph 6.10.2.7(d) of the SEBI Guidelines have not been disclosed.

4. In our opinion the above financial information of the Company and notes attached to this report, after making adjustments and re-grouping as considered appropriate has been prepared in accordance with Part II of Schedule II of the Act and the SEBI Guidelines.

5. This report is intended solely for your information and for inclusion in the Information Memorandum in connection with the listing of the equity shares of the Company and is not to be used, referred to or distributed for any other purpose without our prior written consent.

For Pathak H.D. & Associates
Chartered Accountants

Parag D. Mehta
Partner
Membership No.: 113904

Mumbai: January 27, 2006

Annexure – 1

STATEMENT OF ASSETS AND LIABILITIES, AS RESTATED

Amount in Rupees

	Particulars	As at December 31, 2005	As at March 31, 2005	2004	2003	2002	2001
A	**Fixed Assets**						
	Gross Block	13,474,930					
	Less : Depreciation	4,461,378					
	Net Block	9,013,552					
B	**Investments**	**29,128,292,408**	**104,000**	**104,000**	**83,000**	**83,000**	
C	**Deferred tax asset**	**109,137**					
D	**Current Assets, Loans and Advances**						
	Current Assets						
	Cash and Bank balances	373,362	18,351	5,895	13,237	8,035	4,033
	Loans and advances	72,942,769					
	Total	**73,316,131**	**18,351**	**5,895**	**13,237**	**8,035**	**4,033**
E	**Liabilities and Provisions**						
	Unsecured loan	-	61,000	41,000	-	-	-
	Current Liabilities and Provisions	165,300	6,612	6,480	26,480	12,600	13,190
	Total	**165,300**	**67,612**	**47,480**	**26,480**	**12,600**	**13,190**
F	**Net Worth (A+B+C+D-E)**	**29,210,565,928**	**54,739**	**62,415**	**69,757**	**78,435**	**(9,157)**
G	**Represented by:**						
	Paid-up share capital						
	- Equity share capital	500,000	100,000	100,000	100,000	100,000	2,000
	Reserves and Surplus	16,978,761,708	(44,902)	(35,818)	(27,068)	(16,982)	(5,166)
	Share capital - Pending allotment	12,231,304,220					
	Total	**29,210,565,928**	**55,098**	**64,182**	**72,932**	**83,018**	**(3,166)**
	Less:						
H	Miscellaneous Expenditure to the extent not written off or adjusted		359	1,767	3,175	4,583	5,991
I	**Net Worth (G-H)**	**29,210,565,928**	**54,739**	**62,415**	**69,757**	**78,435**	**(9,157)**

Annexure – 2

STATEMENT OF PROFIT AND LOSS, AS RESTATED

Amount in Rupees

	Particulars	For the Period ended on December 31, 2005	For the Year / Period ended on March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	**Income**						
B	**Expenditure**						
	Depreciation	153,198					
	Audit fees (including service tax)	165,300	6,612	6,480	6,480	9,450	3,150
	General expenses	5,377	1,064	862	2,198	958	967
	Misc. expenditure written off	359	1,408	1,408	1,408	1,408	1,049
	Total	**324,234**	**9,084**	**8,750**	**10,086**	**11,816**	**5,166**
C	**Loss before tax (A-B)**	**(324,234)**	**(9,084)**	**(8,750)**	**(10,086)**	**(11,816)**	**(5,166)**
	Less:						
D	Provision for tax – deferred	(109,137)					
E	**Loss after Tax (C-D)**	**(215,097)**	**(9,084)**	**(8,750)**	**(10,086)**	**(11,816)**	**(5,166)**
F	Balance brought forward from last year	(44,902)	(35,818)	(27,068)	(16,982)	(5,166)	
G	**Balance carried to Balance sheet (E+G)**	**(259,999)**	**(44,902)**	**(35,818)**	**(27,068)**	**(16,982)**	**(5,166)**

Annexure – 3

CASH FLOW STATEMENT, AS RESTATED

Amount in Rupees

	Particulars	Period ended on December 31, 2005 *	Year / Period ended on				
			March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	**Cash Flow from Operating Activities**						
	Net Profit /(loss) before tax as per Profit and Loss Account	(324,234)	(9,084)	(8,750)	(10,086)	(11,816)	(5,166)
	Adjusted for :						
	Depreciation	153,198					
	Preliminary expenses written off	359	1,408	1,408	1,408	1,408	1,049
	Operating Profit/(Loss) before working capital changes	(170,677)	(7,676)	(7,342)	(8,678)	(10,408)	(4,117)
	Adjusted for :						
	Trade payables	158,688	132	(20,000)	13,880	(590)	13,190
	Net Cash used in operating activities	**(11,989)**	**(7,544)**	**(27,342)**	**5,202**	**(10,998)**	**9,073**
B	**Cash flow from Investing Activities**						
	Preliminary expenditure						(7,040)
	Purchase of investment			(21,000)		(83,000)	
	Sale of investments	28,000					
	Net cash used in investment activities	**28,000**		**(21,000)**		**(83,000)**	**(7,040)**
C	**Cash flow from financing Activities**						
	Proceeds from Share Capital	400,000				98,000	2,000
	Long term borrowings		20,000	41,000			
	Repayment of long term borrowings	(61,000)					
	Net cash generated from financing activities	**339,000**	**20,000**	**41,000**		**98,000**	**2,000**
	Net Increase in Cash and Cash equivalents (A + B + C)	**355,011**	**12,456**	**(7,342)**	**5,202**	**4,002**	**4,033**
	Opening Balance of Cash and Cash equivalents	18,351	5,895	13,237	8,035	4,033	0
	Closing Balance of Cash and Cash equivalents	373,362	18,351	5,895	13,237	8,035	4,033

* Transaction arising out of scheme of demerger, as stated to Note 3 of Annexure 4 is a non cash transaction and not considered in the above cash flow workings.

Annexure – 4

NOTES TO RESTATED ASSETS AND LIABILITIES, PROFIT AND LOSS ACCOUNT AND RESTATED CASH FLOW STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2005

1. **Significant accounting policies**

a. Basis of preparation of financial statements

The financial statements are prepared under the historical cost convention, on accrual basis of accounting and in conformity with the accounting principles generally accepted in India. The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

b. Owned fixed assets

Fixed assets are stated at Cost net of MODVAT / CENVAT less accumulated depreciation and impairment loss, if any.

c. Depreciation:

Depreciation on fixed assets has been provided on the basis of written down value at the rate and manner as prescribed in schedule XIV to the Companies Act, 1956.

d. Impairment of Assets:

An asset is treated as impaired when the carrying cost of the assets exceeds its recoverable value. An impairment loss is charged to the profit and loss account in the year in which an asset is identified as impaired. The impairment loss recognized in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

e. Investments

Current investments are carried at lower of cost or net realizable value. Long term investments are stated at cost. Provision in diminution in value of investment is made only if such a decline is other than temporary in the opinion of the management.

f. Taxation

Provision for current income tax is measured based on the amount expected to be paid to the taxation authorities using the applicable tax rates and tax laws.

Deferred tax on timing differences between taxable income and accounting income is accounted for, using the tax rates and the tax laws enacted or substantially enacted as on the balance sheet date. Deferred tax assets other than on unabsorbed tax depreciation and unabsorbed tax losses are recognized only to the extent that there is a reasonable certainty of their realization. Deferred tax assets on unabsorbed tax depreciation and unabsorbed tax losses are recognized only to the extent that there is virtual certainty of their realization supported by convincing evidence.

g. Pre-operative Expenditure

All expenditure incurred prior to commencement of business is carried forward as pre-operative expenditure, which would be capitalised/written off on commencement of business.

2. The equity shares of the Company were acquired by Reliance Industries Limited ("RIL") and its nominees on 9th August, 2005, pursuant to which the Company has become wholly owned subsidiary of RIL.

3. In terms of the scheme of arrangement under section 391 to 394 of the Companies Act, 1956 ("the Scheme") between RIL, the Company and other three transferee Companies, RIL has re-organized and segregated by way of a demerger, its business and undertaking engaged in Coal based Energy undertaking, Gas based Energy Undertaking, Financial service Undertaking and Telecommunication Undertaking to four separate transferee Companies. All the assets and liabilities are transferred pursuant to approval order of the Honourable High Court of Mumbai dated 9th December, 2005 and same has been filed with Registrar of Companies on 21st December, 2005 and the appointed date as per the Scheme is September 1, 2005.

As per the said Scheme:

a. All the properties, investments, assets and liabilities relatable to 'Coal based Energy Undertaking' of RIL are transferred and vested in the Company on a going concern basis.

b. The said transfer has been affected at the values appearing in the books of RIL as at 31st August, 2005 and recorded as such in book of accounts of the Company. The book value of assets over liabilities as on that date aggregates to Rs. 29,210,325,927.

c. In consideration of the demerger, the Company will issue and allot its shares to the shareholders of RIL (except the specified shareholders) in the ratio of one equity share of face value of Rs. 10 each fully paid up in the Company for every one equity share of Rs. 10 each fully paid up held by the shareholders of RIL. Pending allotment of these shares, the amount of Rs. 12,231,304,220 is disclosed as 'Share Capital – pending allotment'. Consequent to the allotment of the new shares as per the scheme, current share capital of the Company of Rs.500,000 shall stand cancelled and the Company shall cease to be the subsidiary of RIL

d. Excess of net assets so recorded, over the amount of share capital to be issued amounting to Rs.16,979,021,707 is recognized in these financial statements, and as stipulated in the Scheme, is disclosed as a reserve with the nomenclature 'General Reserve'.

4. Consequent to fresh Certificates of Incorporation received from the Registrar of Companies Maharashtra, Mumbai, name of the Company has been changed as under :

Certificate Dated	Change of name particulars
25-07-2005	From "Reliance Entergy Private Limited" to " Reliance Entergy Limited"
04-08-2005	From "Reliance Entergy Limited" to "Reliance Energy Ventures Limited".

5. Related Party Disclosures.

a) Following are the names of related parties and description of relationship

Name of the party	**With Effect From**	**Relationship**
Mr. Anil D. Ambani	w.e.f. 25.07.2005 upto 09.08.2005	Person having control at anytime during the year
Reliance Industries Limited	w.e.f. 09.08.2005	Holding company
Reliance Thermal Energy Limited *	w.e.f. 21.12.2005	Subsidiary companies
Jayamkondam Power Limited *	w.e.f. 21.12.2005	
Reliance Power Limited *	w.e.f. 21.12.2005	
Hirma Power Private Limited *	w.e.f. 21.12.2005	
Reliance Industrial Investments and Holdings Limited	w.e.f. 09.08.2005	Fellow Subsidiary companies
Reliance Power Ventures Limited	w.e.f. 09.08.2005	
Reliance Ventures Limited	w.e.f. 09.08.2005	
Reliance Strategic Investments Limited	w.e.f. 09.08.2005	
Reliance Technologies LLC	w.e.f. 09.08.2005	
Reliance LNG Limited	w.e.f. 09.08.2005	
Gas Transport & Infrastructure Limited	w.e.f. 09.08.2005	
Reliance Brazil LLC	w.e.f. 09.08.2005	
Reliance Capital Ventures Limited	w.e.f. 11.08.2005	
Reliance Communication Ventures Limited	w.e.f. 11.08.2005	
Reliance Natural Resources Limited (formerly Global Fuel Management Services Limited)	w.e.f. 09.08.2005	
Reliance Patalganga Power Limited	w.e.f. 09.08.2005	
Reliance Industries (Middle East) DMCC	w.e.f. 09.08.2005	
Relene Petrochemicals Limited	w.e.f. 06.09.2005	
Reliance Petroleum Limited	w.e.f. 24.10.2005	
Reliance Infrastructure Limited	w.e.f. 01.10.2005	
Reliance Energy Limited	w.e.f. 01.09.2005	Associate Company

* These Companies were fellow subsidiaries during the period 09.08.2005 to 21.12.2005

b) Following are the volume of transactions with related parties during the period and outstanding balances as at the end of the period

Nature of transaction	Name of the Party	Opening Balance as on 01.04.2005 Rs	Acquired on Demerger Rs	Transaction During the period Rs	Balance outstanding as on 31.12.2005 Rs
Contribution to Equity Share capital	Mr. Anil D. Ambani			400,000	
Equity Share Capital (As Holding Company)	Reliance Industries Limited				500,000
Equity Share	Reliance Energy Limited		29,126,674,082		29,126,674,082
	Reliance Power Limited		500,000		500,000
	Reliance Thermal Energy Limited		500,000		500,000
	Hirma Power Limited		42,326		42,326
	Jayamkondam Power Limited		500,000		500,000
Interest free Loans / Advances	Reliance Ventures Limited		1,777,800,000	(1,777,800,000)	
	Reliance Thermal Energy Limited		72,942,769		72,942,769

6. There are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.

7. In terms of Accounting Standards (AS) 22, "Taxes on Income" the Company has provided deferred tax asset of Rs.109,137. Details are as under:

Particulars	**Timing differences arising during the period Rupees**	**As at 31-12-2005 Rupees**
Deferred Tax (Liability) / Asset		
On account of Depreciation	(21,564)	(21,564)
Unabsorbed tax losses	130,701	130,701
Net Deferred Tax Asset	109,137	109,137

Deferred tax asset is recognized as the management believes that there is a virtual certainty as to its realisation against future taxable profit.

8. Based on the available information with the management, the Company does not owe any sum to a small scale industrial undertaking as defined in clause (j) to section 3 of the Industries (Development and Regulation) Act, 1951.

9. In the opinion of the management, the Current Assets, Loans and Advances and Current Liabilities are approximately of the value stated, if realised/paid in the ordinary course of business. The provision for all known liabilities is adequate and is not in excess of amounts considered reasonably necessary.

Annexure – 5

STATEMENT OF ACCOUNTING RATIOS

	Particulars	For the period ended December 31, 2005	For the period / year ended on March 31,				
			2005	2004	2003	2002	2001
1	**Earnings per share**						
	Loss after Tax (Rs)	(215,097)	(9,084)	(8,750)	(10,086)	(11,816)	(5,166)
	Weighted average number of equity shares	33,273	10,000	10,000	10,000	10,000	200
	Earnings per share (Rs) – Basic and diluted	**(6.46)** (refer note below)	**(0.91)**	**(0.88)**	**(1.01)**	**(1.18)**	**(25.83)**
2	**Return on Net Worth**						
	Loss after Tax (Rs)	(215,097)	(9,084)	(8,750)	(10,086)	(11,816)	(5,166)
	Net Worth (Rs)	29,210,565,928	54,739	62,415	69,757	78,435	(9,157)
	Return on Net Worth (%)	**(0.0007)**	**(16.60)**	**(14.02)**	**(14.46)**	**(15.06)**	**(56.42)**
3	**Net Asset Value**						
	Net Assets (Rs)	29,210,565,928	54,739	62,415	69,757	78,435	(9,157)
	No. of Shares	50,000	10,000	10,000	10,000	10,000	200
	Net Asset Value per share (Rs)	**584,211.32**	5.47	6.24	6.98	7.84	(45.79)

Note:
The effect of weighted average number of equity shares to be issued pursuant to the scheme of arrangement excluding shares to be cancelled on allotment is anti dilutive in nature and hence basic and diluted earnings per share remains the same.

Annexure – 6

CAPITALISATION STATEMENT AS AT DECEMBER 31, 2005

Amount in Rupees

	Particulars	Pre Issue	Post Issue (Refer note below)
A	**Borrowing:**		
	Short Term debt		
	Long Term debt		
	Total Debt		
B	**Shareholders Funds:**		
	Equity share capital	500,000	12,231,304,220
	Share capital – pending allotment	12,231,304,220	-
	Reserves and Surplus	16,978,761,708	16,979,261,708
	Total	**29,210,565,928**	**29,210,565,928**
	Debt – Equity Ratio (A/B)	-	-

Note:
As per the scheme of arrangement, in consideration of demerger of Coal based energy undertaking, the Company would issue and allot the shares to the shareholders of Reliance Industries Limited (except the specified shareholders) in the ratio of one equity shares of face value of Rs.10 each fully paid up in the Company for every one equity shares of Rs.10 each fully paid up held by the shareholders of Reliance Industries Limited. Such share capital which is pending allotment as at December 31, 2005 is considered as share capital pending allotment and included in pre issue shareholders funds. The post issue debt equity ratio is as adjusted at December 31, 2005 for allotment of these shares amounting to Rs.12,231,304,220 and cancellation of current share capital of the Company of Rs.500,000 which shall stand cancelled on allotment of the new shares. The amount of share capital to be cancelled is treated as capital reserve and included in post issue reserves and surplus.

Annexure – 7

STATEMENT OF TAX SHELTERS

Amount in Rupees

Particulars	For the period ended December 31, 2005	For the year / period ended				
		March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
Profit/(loss) before current and deferred taxes, as restated	(324,234)	(9,084)	(8,750)	(10,086)	(11,816)	(51,669)
Tax rate, %						
-- Normal	33.66	36.59	35.88	36.75	35.70	39.55
-- MAT	8.42	7.84	7.69	7.88	7.65	8.48
Tax impact at applicable tax rate on restated profits (A)	**(109,137)**					
Adjustments						
Temporary differences						
Difference between book base and tax base of fixed assets	(64,065)					
Tax losses	388,299					
Adjustment (B)	324,234					
Tax saving thereon (C)	109,137					
Net tax payable (A+C)	-					

Annexure – 8

INVESTMENTS, AS RESTATED

Amount in Rupees

Investments [Long Term, Non-Trade, at Cost]	For the period ended December 31, 2005		For the period / year ended March, 31, 2005		March, 31, 2004		March, 31, 2003		March, 31, 2002		March, 31, 2001	
Quoted												
In Equity Shares, fully paid up												
Reliance Energy Limited of Rs. 10 each		29,126,674,082				-		-		-		-
Unquoted												
In Equity Shares of Subsidiary companies, fully paid up												
Reliance Power Limited of Rs.10 each	500,000		-		-		-		-		-	
Hirma Power Limited of Rs.10 each	42,326		-		-		-		-		-	
Jayamkondam Power Limited of Rs.10 each	500,000		-		-		-		-		-	
Reliance Thermal Energy Limited of Rs.10 each	500,000		-		-		-		-		-	
	1,542,326		-		-		-		-		-	
In Equity Shares, fully paid up												
Reliance Broadband Network Private Limited of Rs.10 each	19,000		19,000		19,000		14,000		14,000		-	
Reliance Coverage Communications Private Limited of Rs.10 each	19,000		19,000		19,000		14,000		14,000		-	
Reliance Energia Private Limited of Rs.10 each	19,000		19,000		19,000		14,000		14,000		-	
Reliance Energy Services Private Limited of Rs.10 each	19,000		19,000		19,000		14,000		14,000		-	
Reliance Petroleum Private Limited of Rs.10 each	-		14,000		14,000		13,000		13,000		-	
Reliance Natural Resources Limited of Rs.10 each	-		14,000		14,000		14,000		14,000		-	
	76,000		104000		104000		83000		83000		-	
		1,618,326										
		29,128,292,408	**104,000**		**104,000**		**83,000**		**83,000**		-	
Aggregate value of	As at 31-12-2005		As at 31-03-2005		As at 31-03-2004		As at 31-03-2003		As at 31-03-2002		As at 31-03-2001	
	Book value	Market Value	Book value	Market Value	Book value	Market Value	Book value	Market Value	Book value	Market Value	Book value	Market Value
Quoted investments	29,126,674,082	54,963,995,658	-	-	-	-	-	-	-	-	-	-
Unquoted investments	1,618,326		104,000		104,000		83,000		83,000		-	
	29,128,292,408	**54,963,995,658**	**104,000**	-	**104,000**	-	**83,000**	-	**83,000**	-	-	-

Annexure – 9

LOANS AND ADVANCES, AS RESTATED

Amount in Rupees

Particulars	For the period ended December 31, 2005	For the year / period ended March 31,				
		2005	2004	2003	2002	2001
Advances recoverable in cash or in kind or for value to be received	72,942,769					
Total	**72,942,769**					
Above amount includes balances with following related party						
Reliance Thermal Energy Limited	72,942,769					
Total	**72,942,769**					

The Board of Directors
Hirma Power Limited
3rd Floor, Maker Chamber IV
222, Nariman Point
Mumbai – 400 021

Dear Sirs,

1. We have examined the financial information of Hirma Power Limited ('the Company'), as attached to this report stamped and initialed by us for identification and as approved by the Board of Directors of the Company, which has been prepared in accordance with Part II of Schedule II of the Companies Act, 1956 ('the Act') and the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 as amended from time to time ('the SEBI Guidelines') issued by the Securities and Exchange Board of India ('SEBI') on January 19, 2000 in pursuance to Section 11 of the Securities and Exchange Board of India Act, 1992 and related clarifications, and in accordance with your instructions dated January 11, 2006 requesting us to carry out work in connection with listing of Equity shares of Reliance Energy Ventures Limited.

2. We have examined the accounts of the Company for the financial year / period ended December 31, 2000, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 being the last date to which the accounts of the Company have been made up and audited for presentation to the members of the Company.

3. In accordance with the requirements of Paragraph B (1) of Part II of Schedule II to the Act, the SEBI Guidelines and our terms of reference with the Company dated January 11, 2006, requesting us to make this report for the purpose of the Information Memorandum as aforesaid, we report that:

   a. The restated assets and liabilities of the Company as at December 31, 2000, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 1 to this report to be read together with notes appearing in Annexure 4 to this report.

   b. The Statement of Pre-operative Expenditure of the Company as at December 31, 2000, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 2 to this report to be read together with notes appearing in Annexure 4 to this report.

   c. The restated cash flows of the Company for the financial year / period ended December 31, 2000, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 3 to this report to be read together with notes appearing in Annexure 4 to this report.

   d. We have examined the following financial information relating to the Company and as approved by the Board of Directors for the purpose of inclusion in the Information Memorandum:

      i. The Company has not declared dividends during any financial year covered in this report hence the information regarding rates of dividend in respect of each class of shares in accordance with the paragraph 6.10.2.1(b) of the SEBI Guidelines have not been disclosed.

      ii. Accounting ratios as appearing in Annexure 5 to this report.

      iii. Capitalization statement as at December 31, 2005 as appearing in Annexure 6 to this report.

      iv. As per the information provided to us, there are no items falling under Tax Shelter, hence Tax shelter statement as required by paragraph 6.10.2.7(i) of the SEBI Guideline have not been disclosed.

      v. Statement of details of secured and unsecured loans as appearing in Annexure 7 to this report.

      vi. The Company has no Investments in shares hence statement to the said effect is not provided in this report.

vii. Statement of details of loans and advances as appearing in Annexure 8 to this report.

viii. The Company has not earned other income during the period ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005; hence the information regarding details of other income in accordance with the paragraph 6.10.2.7(d) of the SEBI Guidelines have not been disclosed.

4. In our opinion the above financial information of the Company and notes attached to this report, after making adjustments and re-grouping as considered appropriate has been prepared in accordance with Part II of Schedule II of the Act and the SEBI Guidelines.

5. This report is intended solely for your information and for inclusion in the Information Memorandum in connection with the listing of the aforesaid equity shares and is not to be used, referred to or distributed for any other purpose without our prior written consent.

For Chaturvedi & Shah
Chartered Accountants

Rajesh D. Chaturvedi
Partner
Membership No.: 45882

Mumbai: January 27, 2006

ANNEXURE – I

STATEMENT OF ASSETS AND LIABILITIES, AS RESTATED

Amount in Rupees

	Particulars	As at December 31, 2005	As at March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	December 31, 2000
A	**Fixed Assets**						
	Gross Block	656,700	656,700	656,700	656,700	4,545,576	
	Less : Depreciation	578,240	551,886	495,150	501,451	1,011,639	
	Net Block	78,460	104,814	161,550	155,249	3,533,937	
	Capital work-in-progress	10,538,128	10,487,324	10,409,500	10,433,228	9,471,340	500,000
		10,616,588	**10,592,138**	**10,571,050**	**10,588,477**	**13,005,277**	**500,000**
B	**Current Assets, Loans and Advances**						
	Current Assets						
	Cash and Bank balances	7,116	25,066	11,049	87,103	54,603	20
	Loans and Advances	42,250	42,250	42,250	3,360,715	65,257	
	Total	49,366	67,316	53,299	3,447,818	119,860	20
C	**Current liabilities and Provisions**						
	Unsecured loan	5,098,000	5,098,000	5,063,000			
	Current liabilities and Provisions	1,335,274	1,328,774	1,328,669	9,803,615	8,892,457	500,000
	Total	6,433,274	6,426,774	6,391,669	9,803,615	8,892,457	500,000
D	Net worth (A+B-C)	**4,232,680**	**4,232,680**	**4,232,680**	**4,232,680**	**4,232,680**	**20**
E	**Represented by:**						
	Paid-up share capital						
	- Equity share capital	4,232,680	4,232,680	4,232,680	4,232,680	4,232,680	20
	Reserves and surplus						
	Total	**4,232,680**	**4,232,680**	**4,232,680**	4,232,680	**4,232,680**	**20**
F	**Less: Miscellaneous expenditure to the extent not written off or adjusted**						
G	**Net Worth (E-F)**	**4,232,680**	**4,232,680**	**4,232,680**	**4,232,680**	**4,232,680**	**20**

ANNEXURE – 2

STATEMENT OF PRE-OPERATIVE EXPENDITURE, AS RESTATED

Amount in Rupees

	Particulars	For the period ended on December 31, 2005	For the year ended on March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	December 31, 2000
A	**Opening Balance**	10,487,324	10,409,500	10,433,228	9,471,340	500,000	400,000
B	**Add:**						
	Expenditure incurred during the year						
	Audit fees	6,612	6,744	6,480	105,180	6,300	
	Bank charges	4,408	9,689	5,050	958	4,885	
	Bonus				323	180,513	
	Business promotion expenses					51,327	
	Computer Software expenses					195,600	100,000
	Conveyance	125	100	100	3,624	26,620	
	Courier charges				1,075	14,618	
	Depreciation	26,354	56,736	92,440	381,778	1,011,639	
	Electricity expenses					31,748	
	Filing fees	10,500	1,500	18,000	1,000	500	
	General expenses	305	300	1,093	1,679	131,635	
	Insurance premium				5,953	2,699	
	Lease rent					236,250	
	LTA					180,376	
	Office expenses				2,758	162,813	
	Office maintenance			562	35,066	160,807	
	Printing and Stationery				6,175	144,935	
	Professional fees	2,500	2,755	5,325	653,309	652,507	
	Salary					4,129,115	
	Security service Charges					264,027	
	Service charges					88,446	
	Staff medical reimbursement					30,841	
	Telephone expenses				53,772	512,004	
	Traveling expenses			2,919	3,166	449,010	
	Vehicle expenses			2,262	27,123	302,125	
	Total	50,804	77,824	134,231	1,282,939	8,971,340	100,000
C	**(A+B)**	10,538,128	10,487,324	10,567,459	10,754,279	9,471,340	500,000
D	**Less :**						
	Profit on Sale of Fixed Assets				321,051		
	Excess Provision Write Back						
	Expenses			59,218			
	Depreciation			98,741			
E	**Closing balance (C-D)**	10,538,128	10,487,324	10,409,500	10,433,228	9,471,340	500,000

ANNEXURE – 3

CASH FOW STATEMENT, AS RESTATED

Amount in Rupees

	Particulars	Period ended on December 31, 2005	Year ended on March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	December 31, 2000
A	**Cash Flow from Operating Activities**						
	Trade receivables			3,318,465	-3,295,458	-65,257	
	Trade payables	6,500	105	-3,411,946	-157,842	4,398,457	100,000
	Net Cash used in operating activities	6,500	105	-93,481	-3,453,300	4,333,200	100,000
B	**Cash from Investing Activities**						
	Addition in Capital work-in-progress	-50,804	-77,824	23,728	-961,888	-8,971,340	-100,000
	Adjusted for :						
	Depreciation	26,354	56,736	-6,301	381,778	1,011,639	
	Profit on sale of fixed assets				-321,051		
		-24,450	-21,088	17,427	-901,161	-7,959,701	-100,000
	Purchase of fixed asset					-4,545,576	
	Sale of fixed assets				3,317,961		
	Net Cash generated from investing activities	-24,450	-21,088	17,427	2,416,800	-12,505,277	-100,000
C	**Cash flow from Financing Activities**						
	Proceeds from share capital					4,232,660	
	Advance against share application money						
	Received				1,069,000	3,994,000	
	Refunded			-5,063,000			
	Long term borrowings		35,000	5,063,000			
	Net Cash generated from financing activities		35,000		1,069,000	8,226,660	
	Net Increase/(Decrease) in Cash and Cash equivalents	-17,950	14,017	-76,054	32,500	54,583	
	Opening Balance of Cash and Cash equivalents	25,066	11,049	87,103	54,603	20	20
	Closing Balance of Cash and Cash equivalents	7,116	25,066	11,049	87,103	54,603	20

ANNEXURE – 4

NOTES TO RESTATED STATEMENT OF PRE-OPERATIVE EXPENDITURE, RESTATED ASSET AND LIABILITIES AND RESTATED CASH FLOW STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2005

Significant Accounting Policies

a. General

(i) The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles and the provisions of the Companies Act, 1956 as adopted consistently by the Company.

(ii) The Company follows mercantile system of accounting and recognizes income and expenditure on accrual basis.

b. Fixed Assets

Fixed Assets are stated at cost, less accumulated depreciation. All costs, including financing cost till commencement of commercial production, and adjustments arising from exchange rate variations relating to borrowings attributable to the fixed assets are capitalized.

c. Depreciation

Depreciation on fixed assets is provided on Written Down Value method at the rates and in the manner prescribed in Schedule XIV of the Companies Act, 1956. Premium on Lease hold improvement amortized over the lease period.

d. Provision for Current and Deferred Tax

Provision for Current Income Tax is made on the taxable income under the Income Tax Act, 1961. Deferred tax arising on account of "timing difference" and which are capable of reversal in one or more subsequent periods, is recognized using the tax rates and tax laws that are enacted or substantively enacted. Deferred tax assets is recognized only to the extent there is sufficient certainty with respect to reversal of the same in future years as a matter of prudence.

e. Foreign Currency Transaction

(i) Transactions denominated in foreign currencies are recorded at the exchange rate prevailing at the time of the transaction.

(ii) Monetary items denominated in foreign currencies at the year end and not covered by forward exchange contracts are recorded at year end rates and those covered by forward exchange contracts are recorded at the rate ruling at the date of transaction as increased or decreased by the proportionate difference between the forward rate and exchange rate on the date of transaction, such difference having been recognized over the life of the contract.

(iii) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the profit and loss account except in cases where they relate to the acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

f. Pre-operative expenses

All Expenditure including finance cost during construction / implementation of project are included under Capital work in progress and to be allocated to the fixed assets on commencement of commercial operations.

2. All the equity shares of the Company were acquired by Reliance Industries Limited (RIL) on 9th August, 2005, pursuant to which the Company has become wholly owned subsidiary of RIL and further the Company has become wholly owned subsidiary of Reliance Energy Ventures Limited w.e.f. 21st December, 2005.

3. As the Company has not carried out any manufacturing activity during the year, information required under para 3 and 4 of schedule VI of the Companies Act, 1956 is given to the extent applicable.

4. There are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.

5. In accordance with Accounting Standard 22 " Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India, the company has deferred tax assets. However, as a matter of prudence, deferred tax assets has not been recognised.

6. Related Party disclosures

a) Following are the names of related parties and description of relationship

Name of the party	With Effect from	Relationship
Mr. Anil D. Ambani	w.e.f. 25.07.2005 upto 09.08.2005	Person having control at anytime during the year
Reliance Industries Limited	w.e.f. 09.08.2005 upto 21.12.2005	Holding company
Reliance Energy Ventures Limited	w.e.f. 21.12.2005	
Reliance Industrial Investments and Holdings Limited	w.e.f. 09.08.2005	Fellow Subsidiary companies
Reliance Power Ventures Limited	w.e.f. 09.08.2005	
Reliance Ventures Limited	w.e.f. 09.08.2005	
Reliance Strategic Investments Limited	w.e.f. 09.08.2005	
Reliance Technologies LLC	w.e.f. 09.08.2005	
Reliance LNG Limited	w.e.f. 09.08.2005	
Gas Transport & Infrastructure Limited	w.e.f. 09.08.2005	
Reliance Brazil LLC	w.e.f. 09.08.2005	
Reliance Capital Ventures Limited	w.e.f. 11.08.2005	
Reliance Communication Ventures Limited	w.e.f. 11.08.2005	
Reliance Energy Ventures Limited	w.e.f. 09.08.2005 to 21.12.2005	
Reliance Natural Resources Limited (formerly Global Fuel Management Services Limited)	w.e.f. 09.08.2005	
Reliance Patalganga Power Limited	w.e.f. 09.08.2005	
Reliance Thermal Energy Limited	w.e.f. 09.08.2005	
Jayamkondam Power Limited	w.e.f. 09.08.2005	
Reliance Power Limited	w.e.f. 09.08.2005	
Reliance Industries (Middle East) DMCC	w.e.f. 09.08.2005	
Relene Petrochemicals Limited	w.e.f. 06.09.2005	
Reliance Infrastructure Limited	w.e.f. 01.10.2005	
Reliance Petroleum Limited	w.e.f. 24.10.2005	
Reliance Energy Limited	w.e.f. 01.09.2005	Associate Company

b) Following are the volume of transactions with related parties during the period and outstanding balances as at the end of the period.

Nature of transaction	Name of the Party	Opening balance as on 01.04.2005 Rs	Transaction during the period Rs	Balance outstanding as on 31.12.2005 Rs
Equity Share Capital (As Holding Company)	Reliance Energy Ventures Limited			4,232,680
Unsecured loan	Reliance Thermal Energy Limited	5,098,000		5,098,000
Current liabilities	Reliance Thermal Energy Limited	1,322,162	2,000	1,324,162

HIRMA POWER LIMITED

ANNEXURE – 5

STATEMENT OF ACCOUNTING RATIOS

Amount in Rupees

	Particulars	For the period ended December 31, 2005	For the year ended on March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	December 31, 2000
1	**Earnings per Share**	**N.A.**	**N.A.**	**N.A.**	**N.A.**	**N.A.**	**N.A.**
	Profit after tax						
	No. of shares						
	Earnings per Share						
2	**Return on Net Worth**	**N.A.**	**N.A.**	**N.A.**	**N.A.**	**N.A.**	**N.A.**
	Profit after tax						
	Net worth						
	Return on Net Worth (%)						
3	**Net Asset Value**						
	Net Assets	4,232,680	4,232,680	4,232,680	4,232,680	4,232,680	20
	No. of shares	423,268	423,268	423,268	423,268	423,268	2
	Net Asset Value per share	10.00	10.00	10.00	10.00	10.00	10.00

Notes : Since the business of the Company is still in the pre-operative stage, no profit and loss account was prepared. Accordingly, no earnings per share and return on net worth data is provided.

CAPITALISATION STATEMENT AS AT DECEMBER 31, 2005

Amount in Rupees

	Particulars	Pre Issue	Post Issue
A	**Borrowing**		
	Short Term Debt		-
	Long Term Debt	5,098,000	5,098,000
	Total Debt	**5,098,000**	**5,098,000**
B	**Shareholders Fund:**		
	Equity share capital	4,332,680	4,332,680
	Reserves and surplus		
	Total	**4,332,680**	**4,332,680**
	Debt - Equity ratio (A/B)	**1.18**	**1.18**

ANNEXURE – 7

SECURED AND UNSECURED LOANS, AS RESTATED

Amount in Rupees

	Particulars	As at	As at				
		December 31, 2005	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	December 31, 2000
A	**SECURED LOAN**						
B	**UNSECURED LOAN**						
	From a body corporate	5,098,000	5,098,000	5,063,000			
	Total	**5,098,000**	**5,098,000**	**5,063,000**			

Above referred unsecured loan is received from a fellow subsidiary Company viz. Reliance Thermal Energy Limited

ANNEXURE – 8

LOANS AND ADVANCES, AS RESTATED

Amount in Rupees

Particulars	As at	As at				
	December 31, 2005	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	December 31, 2000
Advances recoerable in cash or in kind or for value to be received				3,318,465	23,007	
Deposit	42,250	42,250	42,250	42,250	42,250	
Total	42,250	42,250	42,250	3,360,715	65,257	

The Board of Directors
Jayamkondam Power Limited
3rd Floor, Maker Chamber IV
222, Nariman Point
Mumbai – 400 021

Dear Sirs,

1. We have examined the financial information of Jayamkondam Power Limited ('the Company'), as attached to this report stamped and initialed by us for identification and as approved by the Board of Directors of the Company, which has been prepared in accordance with Part II of Schedule II of the Companies Act, 1956 ('the Act') and the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 as amended from time to time ('the SEBI Guidelines') issued by the Securities and Exchange Board of India ('SEBI') on January 19, 2000 in pursuance to Section 11 of the Securities and Exchange Board of India Act, 1992 and related clarifications, and in accordance with your instructions dated January 11, 2006 requesting us to carry out work in connection with listing of Equity shares of Reliance Energy Ventures Limited.

2. We have examined the accounts of the Company for the financial year ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and period ended December 31, 2005 being the last date to which the accounts of the Company have been made up and audited for presentation to the members of the Company.

3. In accordance with the requirements of Paragraph B (1) of Part II of Schedule II to the Act, the SEBI Guidelines and our terms of reference with the Company dated January 11, 2006, requesting us to make this report for the purpose of the Information Memorandum as aforesaid, we report that:

   a) The restated assets and liabilities of the Company as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 1 to this report to be read together with notes appearing in Annexure 4 to this report.

   b) The Statement of Profit and Loss account for the period ended March 31, 2005 and December 31, 2005 and Pre-operative Expenditure of the Company as at March 31, 2001, March 31, 2002, March 31, 2003, and March 31, 2004are as set out in Annexure 2 to this report to be read together with notes appearing in Annexure 4 to this report.

   c) The restated cash flows of the Company for the financial year ended March 31, 2005 and for the period ended December 31, 2005 are as set out in Annexure 3 to this report to be read together with notes appearing in Annexure 4 to this report.

   d) We have examined the following financial information relating to the Company and as approved by the Board of Directors for the purpose of inclusion in the Information Memorandum:

      i. The Company has not declared dividends during any financial year covered in this report hence the information regarding rates of dividend in respect of each class of shares in accordance with the paragraph 6.10.2.1(b) of the SEBI Guidelines have not been disclosed.

      ii. Accounting ratios as appearing in Annexure 5 to this report.

      iii. Capitalization statement as at December 31, 2005 as appearing in Annexure 6 to this report.

      iv. As per the information provided to us, there are no items falling under Tax Shelter, hence Tax shelter statement as required by paragraph 6.10.2.7(i) of the SEBI Guideline have not been disclosed.

      v. Statement of details of secured and unsecured loans as appearing in Annexure 7 to this report.

      vi. Investments as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 as appearing in Annexure 8 to this report.

vii. Statement of details of loans and advances as appearing in Annexure 9 to this report.

viii. The Company has not earned other income during the period ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005; hence the information regarding details of other income in accordance with the paragraph 6.10.2.7(d) of the SEBI Guidelines have not been disclosed.

4. In our opinion the above financial information of the Company and notes attached to this report, after making adjustments and re-grouping as considered appropriate has been prepared in accordance with Part II of Schedule II of the Act and the SEBI Guidelines.

5. This report is intended solely for your information and for inclusion in the Information Memorandum in connection with the aforesaid listing of the equity shares and is not to be used, referred to or distributed for any other purpose without our prior written consent.

For Jayeshkumar Shah & Co.
Chartered Accountants

Jayesh Shah
Proprietor
Membership No.: 34581

Mumbai: January 27, 2006

ANNEXURE – I

STATEMENT OF ASSETS AND LIABILITIES, AS RESTATED

Amount in Rupees

	Particulars	As at	As at				
		December 31, 2005	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	**Fixed Assets**						
	Gros Block			88,600	88,600	88,600	88,600
	Less : Depreciation			88,600	29,197	17,460	5,722
	Net Block				59,403	71,140	82,878
	Capital work-in-progress				27,071,883	25,032,644	19,772,615
					27,131,286	**25,103,784**	**19,855,493**
B	**Investments**	**32,000**	**130,000**	**130,000**	**146,000**		
C	**Current Assets, Loans and Advances**						
	Current Assets						
	Cash and Bank balances	13,606	19,535	169,648	14,731	208,706	930,911
	Loans and Advances	450,000		6,908,948			
	Total	**463,606**	**19,535**	**7,078,596**	**14,731**	**208,706**	**930,911**
D	**Current liabilities and Provisions**						
	Unsecured loan				13,755,090	13,105,090	13,045,090
	Current liabilities and Provisions	1,102	2,202	7,108,596	13,470,469	12,240,742	7,774,656
	Total	**1,102**	**2,202**	**7,108,596**	**27,225,559**	**25,345,832**	**20,819,746**
E	**Net worth (A+B+C-D)**	**494,504**	**147,333**	**100,000**	**66,458**	**-33,342**	**-33,342**
F	**Represented by:**						
	Paid-up share capital						
	- Equity share capital	500,000	150,000	100,000	100,000	200	200
	Less Accumulated losses	-5,496	-2,667				
	Total	**494,504**	**147,333**	**100,000**	**100,000**	**200**	**200**
G	**Less: Miscellaneous expenditure to the extent not written off or adjusted**				33,542	33,542	33,542
H	**Net Worth (F-G)**	**494,504**	**147,333**	**100,000**	**66,458**	**-33,342**	**-33,342**

ANNEXURE – 2

STATEMENT OF PROFIT AND LOSS ACCOUNT, AS RESTATED

Amount in Rupees

	Particulars	For the period ended on December 31, 2005	For the year ended on				
			March 31, 2005	March 31, 2004 *	March 31, 2003 *	March 31, 2002 *	March 31, 2001 *
A	**Income**	-	-				
B	**Expenditure**						
	Audit fees	1,102	1,102				
	Filing fees	1,200	900				
	General expenses	527	665				
	Total	**2,829**	**2,667**				
C	**Loss for the year**	**-2,829**	**-2,667**				
D	**Add : Balance brought forward from last year**	-2,667					
E	**Balance carried to Balance sheet**	**-5,496**	**-2,667**				

STATEMENT OF PRE-OPERATIVE EXPENDITURE, AS RESTATED

Amount in Rupees

	Particulars	For the period ended on December 31, 2005	For the year ended on March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
		*	*				
A	**Opening Balance**			27,071,883	25,032,646	19,772,616	9,376,436
	Add:						
B	**Expenditure incurred during the year**						
	Audit Expenses			1,000	500	500	500
	Audit Fees			1,000	1,000	1,000	1,000
	Bank Charges			560	1,100	560	2,169
	Bid Processing Charges						20,000
	Books & Periodicals				2,321	2,284	11,900
	Business Promotion Expenses						152,822
	Car Hire Charges						59,206
	Consultancy Charges						3,000,000
	Couier Charges			928	2,017	3,645	4,315
	Depreciation			59,403	11,737	11,738	36,991
	Electricity Charges				40,464	21,497	41,086
	Entertainment Expenses						56,165
	Insurance Charges						18,446
	Interest				1,626,989	1,957,232	1,615,254
	Other Expenses			105	43,200	40,355	81,440
	Postage & Telegrams						2,441
	Printing & Stationery				2,335	2,534	11,321
	Professional Charges						2,000
	Rates & Taxes			1,960	1,300	950	13,285
	Rent			39,514	233,520	226,689	235,170
	Repairs & Maintenance			1,900	25,780	18,538	43,788
	Security Charges				19,404	19,404	36,383
	Staff Cost					2,880,023	3,886,574
	Staff welfare				5,237	4,172	12,142
	Subscription Fees						8,050
	Telephone & Telex Charges			18,147	20,260	34,783	196,058
	TNPCB Expenses						140,000
	Travelling & Conveyance			3,390	2,073	33,549	540,347
	Vehicle Maintenance						34,607
	Xerox Charges					577	1,965
	Loss on sale of Assets						130,755
	Preliminary Expenses written off			33,542			
	Total			**161,449**	**2,039,237**	**5,260,030**	**10,396,180**
C	**Sub Total (A+B)**			**27,233,332**	**27,071,883**	**25,032,646**	**19,772,616**
D	**Less : Reimbursed**			**-27,233,332**			
E	**(C-D)**			-	**27,071,883**	**25,032,646**	**19,772,616**

* Since the business of the Company was in the pre-operative stage upto March 31, 2004, no profit and loss account was prepared.

JAYAMKONDAM POWER LIMITED

ANNEXURE – 3

CASH FOW STATEMENT, AS RESTATED

Amount in Rupees

	Particulars	Period ended on December 31, 2005	Year ended on March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	**Cash Flow from Operating Activities**						
	Profit / (Loss) before tax	-2,829	-2,667				
	Adjustments :	-	-				
	Operating results before working capital changes	-2,829	-2,667				
	Adjustments for :						
	Trade receivables		6,908,948	-6,908,948			10,000
	Trade payables	-1,100	-7,106,394	-6,361,873	2,012	2,873,901	3,079,392
	Cash generated from operations	-3,929	-200,113	-13,270,821	2,012	2,873,901	3,089,392
	Taxes paid						
	Net Cash used in operating activities	**-3,929**	**-200,113**	**-13,270,821**	**2,012**	**2,873,901**	**3,089,392**
B	**Cash from Investing Activities**						
	Addition in Capital work-in-progress			-161,449	-2,039,239	-5,260,029	-10,396,180
	Less: Reimbursed			27,233,332			
				27,071,883	-2,039,239	-5,260,029	-10,396,180
	Adjusted for :						
	Depreciation			59,403	11,738	11,738	36,991
	Interest paid				1,626,989	1,957,232	1,615,254
	Loss on sale of asset						130,755
	Miscellaneous expenses w/off			33,542			
				27,164,828	-400,512	-3,291,059	-8,613,180
	Purchase of fixed asset						-870,516
	Sale of fixed asset						853,817
	Purchase of Investments				-146,000		
	Sale of Investments	98,000		16,000			
	Net Cash generated from investing activities	**98,000**		**27,180,828**	**-546,512**	**-3,291,059**	**-8,629,879**
C	**Cash flow from Financing Activities**						
	Proceeds from share capital	350,000	50,000		99,800		
	Loans given	-450,000					
	Long term borrowings				650,000	60,000	6,820,090
	Long term borrowings repaid			-13,755,090			
	Interest paid				-399,275	-365,047	-401,433
	Net Cash generated from financing activities	**-100,000**	**50,000**	**-13,755,090**	**350,525**	**-305,047**	**6,418,657**
	Net Increase/(Decrease) in Cash and Cash equivalents	-5,929	-150,113	154,917	-193,975	-722,205	878,170
	Opening Balance of Cash and Cash equivalents	19,535	169,648	14,731	208,706	930,911	52,741
	Closing Balance of Cash and Cash equivalents	13,606	19,535	169,648	14,731	208,706	930,911

ANNEXURE – 4

NOTES TO RESTATED STATEMENT OF PRE-OPERATIVE EXPENDITURE, RESTATED ASSET AND LIABILITIES AND RESTATED CASH FLOW STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2005

1. Significant Accounting Policies

a. General

(i) The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles and the provisions of the Companies Act, 1956 as adopted consistently by the Company.

(ii) The Company follows mercantile system of accounting and recognizes income and expenditure on accrual basis.

b. Revenue recognition

The Company follows mercantile system of accounting and recognizes significant items of income and expenditure on accrual basis.

c. Investments

Long term investments are carried at cost. Provision for diminution in the value of long-term investments is made only if such a decline is other than temporary in the opinion of the management.

d. Provision for Current and Deferred Tax

Provision for current Income Tax is made on the taxable income under the Income Tax Act, 1961. Deferred tax arising on account of "timing difference" and which are capable of reversal in one or more subsequent periods, is recognized using the tax rates and tax laws that are enacted or substantively enacted. Deferred tax assets is recognized only to the extent there is reasonable certainty with respect to reversal of the same in future years as a matter of prudence.

e. Provision, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognized when there is a present obligation as a result of past events and its is probable that there will be an outflow of resources. Contingent Liabilities are not recognized but are disclosed in the notes. Contingent Assets are neither recognized nor disclosed in the financial statements.

2. All the equity shares of the Company were acquired by Reliance Industries Limited (RIL) on 9th August, 2005, pursuant to which the Company has become wholly owned subsidriay of RIL and further the Company has become wholly owned subsidiary of Reliance Energy Ventures Limited w.e.f. 21st December, 2005.

3. As the Company has not carried out any manufacturing activity during the year, information required under para 3 and 4 of schedule VI of the Companies Act, 1956 is given to the extent applicable.

4. There are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.

5. In accordance with Accounting Standard 22 " Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India, the company has no deferred tax assets or liabilities in accordance with Note.1 (d) above.

6. Related Party disclosures

a) Following are the names of related parties and description of relationship

Name of the party	With Effect From	Relationship
Mr. Anil D. Ambani	w.e.f. 25.07.2005 upto 09.08.2005	Person having control at anytime during the year
Reliance Industries Limited	w.e.f. 09.08.2005 upto 21.12.2005	Holding company
Reliance Energy Ventures Limited	w.e.f. 21.12.2005	
Reliance Industrial Investments and Holdings Limited	w.e.f. 09.08.2005	Fellow Subsidiary companies
Reliance Power Ventures Limited	w.e.f. 09.08.2005	
Reliance Ventures Limited	w.e.f. 09.08.2005	
Reliance Strategic Investments Limited	w.e.f. 09.08.2005	
Reliance Technologies LLC	w.e.f. 09.08.2005	
Reliance LNG Limited	w.e.f. 09.08.2005	
Gas Transport & Infrastructure Limited	w.e.f. 09.08.2005	
Reliance Brazil LLC	w.e.f. 09.08.2005	
Reliance Capital Ventures Limited	w.e.f. 11.08.2005	
Reliance Communication Ventures Limited	w.e.f. 11.08.2005	
Reliance Energy Ventures Limited	w.e.f. 09.08.2005 upto 21.12.2005	
Reliance Natural Resources Limited (formerly Global Fuel Management Services Limited)	w.e.f. 09.08.2005	
Reliance Patalganga Power Limited	w.e.f. 09.08.2005	
Hirma Power Limited	w.e.f. 09.08.2005	
Reliance Thermal Energy Limited	w.e.f. 09.08.2005	
Reliance Power Limited	w.e.f. 09.08.2005	
Reliance Industries (Middle East) DMCC	w.e.f. 09.08.2005	
Relene Petrochemicals Limited	w.e.f. 06.09.2005	
Reliance Infrastructure Limited	w.e.f. 01.10.2005	
Reliance Petroleum Limited	w.e.f. 24.10.2005	
Reliance Energy Limited	w.e.f. 01.09.2005	Associate Company

b) Following are the volume of transactions with related parties during the period and outstanding balances as at the end of the period.

Nature of transaction	Name of the Party	Opening balance as on 01.04.2005 Rs	Transaction during the period Rs	Balance outstanding as on 31.12.2005 Rs
Contribution to Equity share capital	Reliance Industries Limited	-	3,50,000	-
Equity Share Capital (As Holding Company)	Reliance Energy Ventures Limited	-	-	5,00,000
Loans and Advances	Reliance Thermal Energy Private Limited	-	4,50,000	4,50,000
Investments	Reliance Patalganga Power Ltd.	82,000	(82,000)	-
	Reliance Thermal Energy Private Limited	16,000	(16,000)	-
Sale of Investments	Reliance Industries Limited	-	98,000	-

ANNEXURE – 5

STATEMENT OF ACCOUNTING RATIOS

Amount in Rupees

	Particulars	For the period ended December 31, 2005	For the year ended on March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
1	**Earnings per Share**			N.A.	N.A.	N.A.	N.A.
	Profit / (Loss) after tax	(2,829)	(2,667)				
	Weighted number of shares	33,455	10,220				
	Earnings per Share - Basic	**(0.08)**	**(0.26)**				
	Profit / (Loss) after tax	(2,829)	(2,667)				
	Weighted number of shares	33,455	10,220				
	Earnings per Share - Diluted	**(0.08)**	**(0.26)**				
2	**Return on Net Worth**			N.A.	N.A.	N.A.	N.A.
	Profit after tax	(2,829)	(2,667)				
	Net worth	494,504	147,333				
	Return on Net Worth (%)	**(0.57)**	**(1.81)**				
3	**Net Asset Value**						
	Net Assets	494,504	147,333	100,000	66,458	(33,342)	(33,342)
	No. of shares	50,000	15,000	10,000	10,000	20	20
	Net Asset Value per share	**9.89**	**9.82**	**10.00**	**6.65**	**(1,667.10)**	**(1,667.10)**

Note : Since the business of the Company was in the pre-operative stage upto March 31, 2004, no profit and loss account was prepared. Accordingly, no earnings per share and return on net worth data is provided.

ANNEXURE – 6

CAPITALISATION STATEMENT AS AT DECEMBER 31, 2005

Amount in Rupees

	Particulars	Pre Issue	Post Issue
A	**Borrowing**		
	Short Term Debt	-	-
	Long Term Debt	-	-
	Total Debt	-	-
B	**Shareholders Fund:**		
	Equity share capital	500,000	500,000
	Less : accumulated losses	(5,496)	(5,496)
	Total	**494,504**	**494,504**
	Debt - Equity ratio (A/B)	-	-

ANNEXURE – 7

SECURED AND UNSECURED LOANS, AS RESTATED

Amount in Rupees

	Particulars	As at	As at				
		December 31, 2005	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	SECURED LOAN	-	-	-	-	-	-
B	UNSECURED LOAN						
	From a body corporate				13,755,090	13,105,090	13,045,090
	Total	-	-	-	13,755,090	13,105,090	13,045,090

Above referred unsecured loan is received from Reliance Industries Limited.

ANNEXURE – 8

INVESTMENTS, AS RESTATED

Amount in Rupees

Investments [Long Term, Non-Trade, at Cost]	As at December 31,2005	As at March 31,2005	As at March 31,2004	As at March 31,2003	As at March 31,2002	As at March 31,2001
In Equity Shares - Unquoted, Fully Paid Up						
Reliance Bhavnagar Power Private Limited	16,000	16,000	16,000	16,000	-	-
Reliance Delhi Power Private Limited	-	-	-	16,000	-	-
Reliance Jamnagar Private Limited	16,000	16,000	16,000	16,000	-	-
Reliance Patalganga Power Limited	-	82,000	82,000	82,000	-	-
Reliance Thermal Energy Limited	-	16,000	16,000	16,000	-	-
Total	**32,000**	**1,30,000**	**1,30,000**	**1,46,000**	-	-

ANNEXURE – 9

LOANS AND ADVANCES, AS RESTATED

Amount in Rupees

Particulars	As at	As at				
	December 31, 2005	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
Advances recoverable in cash or in kind or for value to be received	450,000	-	6,908,948	-	-	-
Total	**450,000**	**-**	**6,908,948**	**-**	**-**	**-**
Above referred loans and advances is given / recoverable to following related party						
Reliance Industries Limited			6,908,948			
Reliance Thermal Energy Limited	450,000					

The Board of Directors
Reliance Power Limited
3rd Floor, Maker Chamber IV
222, Nariman Point
Mumbai – 400 021

Dear Sirs,

1. We have examined the financial information of Reliance Power Limited ('the Company'), as attached to this report stamped and initialed by us for identification and as approved by the Board of Directors of the Company, which has been prepared in accordance with Part II of Schedule II of the Companies Act, 1956 ('the Act') and the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 as amended from time to time ('the SEBI Guidelines') issued by the Securities and Exchange Board of India ('SEBI') on January 19, 2000 in pursuance to Section 11 of the Securities and Exchange Board of India Act, 1992 and related clarifications, and in accordance with your instructions dated January 11, 2006 requesting us to carry out work in connection with listing of its Equity shares of Reliance Energy Ventures Limited.

2. We have examined the accounts of the Company for the financial year ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and period ended December 31, 2005 being the last date to which the accounts of the Company have been made up and audited for presentation to the members of the Company.

3. In accordance with the requirements of Paragraph B (1) of Part II of Schedule II to the Act, the SEBI Guidelines and our terms of reference with the Company dated January 11, 2006, requesting us to make this report for the purpose of the Information Memorandum as aforesaid, we report that:

   a) The restated assets and liabilities of the Company as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 1 to this report to be read together with notes appearing in Annexure 4 to this report.

   b) The Statement of Pre-operative Expenditure of the Company as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 2 to this report to be read together with notes appearing in Annexure 4 to this report.

   c) The restated cash flows of the Company for the financial year ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 3 to this report to be read together with notes appearing in Annexure 4 to this report.

   d) We have examined the following financial information relating to the Company and as approved by the Board of Directors for the purpose of inclusion in the Information Memorandum:

      i. The Company has not declared dividends during any financial year covered in this report hence the information regarding rates of dividend in respect of each class of shares in accordance with the paragraph 6.10.2.1(b) of the SEBI Guidelines have not been disclosed.

      ii. Accounting ratios as appearing in Annexure 5 to this report.

      iii. Capitalization statement as at December 31, 2005 as appearing in Annexure 6 to this report.

      iv. As per the information provided to us, there are no items falling under Tax Shelter, hence Tax shelter statement as required by paragraph 6.10.2.7(i) of the SEBI Guideline have not been disclosed.

      v. Statement of details of secured and unsecured loans as appearing in Annexure 7 to this report.

      vi. Investments as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 as appearing in Annexure 8 to this report.

vii. Statement of details of loans and advances as appearing in Annexure 9 to this report.

viii. The Company has not earned other income during the period ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005; hence the information regarding details of other income in accordance with the paragraph 6.10.2.7(d) of the SEBI Guidelines have not been disclosed.

4. In our opinion the above financial information of the Company and notes attached to this report, after making adjustments and re-grouping as considered appropriate has been prepared in accordance with Part II of Schedule II of the Act and the SEBI Guidelines.

5. This report is intended solely for your information and for inclusion in the Information Memorandum in connection with the aforesaid listing of the equity shares and is not to be used, referred to or distributed for any other purpose without our prior written consent.

For Pathak H.D. & Associates
Chartered Accountants

Parag D. Mehta
Partner
Membership No.: 113904

Mumbai: January 27, 2006

ANNEXURE – 1

STATEMENT OF ASSETS AND LIABILITIES, AS RESTATED

Amount In Rupees

	Particulars	As at December 31, 2005	As at March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	**Fixed Assets**						
	Gross Block	14,683,002	15,311,224	16,388,659	20,233,020	22,624,879	24,624,258
	Less : Depreciation	10,146,128	9,787,362	9,236,782	9,797,440	8,862,073	7,704,882
	Net Block	4,536,874	5,523,862	7,151,877	10,435,580	13,762,806	16,919,376
	Capital work-in-progress	1,457,811,493	1,456,752,353	1,455,639,538	1,452,565,006	1,452,207,331	483,747,091
		1,462,348,367	**1,462,276,215**	**1,462,791,415**	**1,463,000,586**	**1,465,970,137**	**500,666,467**
B	**Investments**	**16,834,000**	**14,483,163**	**173,163**	**190,163**		
C	**Current Assets, Loans and Advances**						
	Current Assets						
	Cash and Bank balances	110,734	343,936	5,856,163	2,204,103	727,156	905,332
	Loans and Advances	16,885,074	19,038,307	27,572,176	31,136,782	40,536,349	10,054,029,329
	Total	**16,995,808**	**19,382,243**	**33,428,339**	**33,340,885**	**41,263,505**	**10,054,934,661**
D	**Current liabilities and Provisions**						
	Secured loan	1,495,600,000	1,495,600,000	1,495,600,000	1,495,600,000		10,037,083,800
	Unsecured loan					1,500,000,000	480,846,643
	Current liabilities and Provisions	75,124	38,570	289,866	430,698	7,227,822	37,666,981
	Total	**1,495,675,124**	**1,495,638,570**	**1,495,889,866**	**1,496,030,698**	**1,507,227,822**	**10,555,597,424**
E	**Net worth (A+B+C-D)**	**503,051**	**503,051**	**503,051**	**500,936**	**5,820**	**3,704**
F	**Represented by:**						
	Paid-up share capital						
	- Equity share capital	500,000	500,000	500,000	500,000	7,000	7,000
	Reserves and surplus	3,051	3,051	3,051	3,051	3,051	3,051
	Total	**503,051**	**503,051**	**503,051**	**503,051**	**10,051**	**10,051**
G	**Less:**						
	Miscellaneous expenditure to the extent not written off or adjusted				2,115	4,231	6,347
H	**Net Worth (F-G)**	**503,051**	**503,051**	**503,051**	**500,936**	**5,820**	**3,704**

ANNEXURE – 2

STATEMENT OF PRE-OPERATIVE EXPENDITURE, AS RESTATED

Amount In Rupees

	Particulars	For the period ended on December 31, 2005	For the year ended on March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	**Opening Balance**	1,456,752,353	1,455,639,538	1,452,565,006	1,452,207,331	483,747,092	245,059,696
	Add:						
B	**Expenditure incurred during the year**						
	Traveling expenses		-30,821			1,517,436	7,264,836
	Salaries & welfare expenses		375,000	895,024	1,010,083	11,109,487	26,367,630
	Employees welfare				-3,525,478	3,041,317	5,041,796
	Co.'s cont. to PF and other funds		-36,962	126,637	127,384	1,740,640	3,439,818
	Depreciation	693,486	1,104,208	1,522,508	1,977,817	2,509,226	2,406,686
	Payment to auditors	38,570	44,688	40,250	44,850	41,890	46,450
	Professional fees			6,001	3,000	253,900	1,030,250
	Rent			-2,182	0	1,430,054	2,762,096
	Printing and stationery		-30,009		4,280	237,887	412,419
	Bank charges	305	424	1,422	5,629	26,928	51,049
	Communication expenses					873,187	849,467
	Repairs and maintenance				3,622	1,339,527	1,123,464
	Interest - others				3,287	759,517,930	183,099,193
	Income tax		-48	2,000	-137,206	10,000	149,500
	Seminar expenses				6,500	74,000	241,393
	Membership and subscription					137,700	159,669
	Insurance charges	334			54,490	238,747	243,124
	Rates and Taxes		6,465	548,111	8,500	18,830	135,707
	Miscellaneous expenses	39,229	-111,610	7,759	63,421	3,440,754	4,156,160
	Power, Fuel & water charges					67,004	65,725
	Feasibility study report charges					179,687,000	
	Loss on sale of fixed assets	287,217	216,306	940,439	741,413	1,285,802	239,132
	Total	**1,059,141**	**1,537,641**	**4,087,969**	**391,592**	**968,599,246**	**239,285,564**
C	**(A+B)**	**1,457,811,494**	**1,457,177,179**	**1,456,652,975**	**1,452,598,923**	**1,452,346,338**	**484,345,260**
	Less : Reimbursement		420,000	1,008,000			
D	Less : Interest and other income		4,826	5,437	33,917	139,007	598,168
			424,826	**1,013,437**	**33,917**	**139,007**	**598,168**
E	**Closing balance (C-D)**	**1,457,811,494**	**1,456,752,353**	**1,455,639,538**	**1,452,565,006**	**1,452,207,331**	**483,747,092**

ANNEXURE – 3

CASH FOW STATEMENT, AS RESTATED

Amount In Rupees

Particulars	Period ended on December 31, 2005	Year ended on March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A Cash Flow from Operating Activities						
Trade receivables	2,300,000	8,532,763	3,542,094	9,126,498	10,013,506,713	-10,033,401,011
Trade payables	36,554	-7,346	-130,333	-6,537,123	-21,932,991	23,019,227
Cash generated from operations	2,336,554	8,525,417	3,411,761	2,589,375	9,991,573,722	-10,010,381,784
Taxes paid	-1,767	0	10,012	150,275	13,733	-91,000
Net Cash used in operating activities	2,334,787	8,525,417	3,421,773	2,739,650	9,991,587,455	-10,010,472,784
B Cash from investing activities						
Addition in Capital work-in-progress	-1,059,142	-1,112,815	-3,074,532	-357,676	-968,460,240	-238,687,395
Adjusted for :						
Depreciation	693,486	1,104,208	1,522,508	1,977,817	2,509,226	2,406,686
Loss on sale of fixed asset	287,217	216,306	940,439	741,413	1,285,802	239,132
Interest paid					759,517,930	183,099,193
Income tax			2,000	-137,206	10,000	149,500
Sundry balances written off		-242,843				
Miscellaneous expense w/off			2,115	2,116	2,116	2,116
	-78,439	-35,144	-607,470	2,226,464	-205,135,166	-52,790,768
Purchase of fixed assets					-1,814,796	-2,187,291
Sale of fixed assets	6,287	307,500	820,757	607,996	1,176,338	672,159
Purchase of Investments	-2,500,000	-14,310,000		-190,163		
Sale of Investments	149,163		17,000			
Net Cash generated from investing activities	-2,422,989	-14,037,644	230,287	2,644,297	-205,773,624	-54,305,900
C Cash flow from financing Activities						
Proceeds from share capital				493,000		
Loans given	-145,000					
Long term borrowings						10,037,083,800
Long term borrowings repaid					-10,037,083,800	-109,140,000
Debenture application money				-4,400,000	1,500,000,000	
Promoters contribution						293,750,000
Promoters contribution repaid					-451,550,000	
Interest paid					-797,358,207	-156,314,509
Net Cash generated from financing activities	-145,000	0	0	-3,907,000	-9,785,992,007	10,065,379,291
Net Increase/(Decrease) in Cash and Cash equivalents	-233,202	-5,512,227	3,652,060	1,476,947	-178,176	600,607
Opening Balance of Cash and Cash equivalents	343,936	5,856,163	2,204,103	727,156	905,332	304,725
Closing Balance of Cash and Cash equivalents	110,734	343,936	5,856,163	2,204,103	727,156	905,332

ANNEXURE – 4

NOTES TO RESTATED STATEMENT OF PRE-OPERATIVE EXPENDITURE, RESTATED ASSET AND LIABILITIES AND RESTATED CASH FLOW STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2005

1. Significant Accounting Policies

a) General

(i) The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles and the provisions of the Companies Act, 1956 as adopted consistently by the Company.

(ii) The Company follows mercantile system of accounting and recognizes income and expenditure on accrual basis.

b) Use of Estimates

The presentation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates are recognized in the period in which the results are known / materialized.

c) Fixed Assets

Fixed Assets are stated at cost, less accumulated depreciation and impairment loss.

d) Depreciation

Depreciation on fixed assets is provided on straight line method at the rates and in the manner prescribed in Schedule XIV of the Companies Act, 1956.

e) Borrowing Costs

Borrowing costs that re attributable to the acquisition or construction of qualifying assets are capitalized as part of the cost of such assets. A qualifying assets is one that necessarily takes substantial period of time to get ready for intended use.

f) Investments

Current investments are carried at the lower of cost and quoted / fair value, computed category wise. Long term investments are stated at cost. Provisions for diminution in the value of long-term investments is made only if such a decline is other than temporary in the opinion of the management.

g) Provision, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognized when there is present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent liabilities are not recognized but are disclosed in the notes. Contingent assets are neither recognized nor disclosed in the financial statements.

h) Impairments of Assets

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is charged to Profit and Loss account in the year in which an asset is identified as impaired. The impairment loss recognized in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

i) Provision for Current and Deferred Tax

Provision for current Income Tax is made on the taxable income under the Income Tax Act, 1961. Deferred tax arising on account of "timing difference" and which are capable of reversal in one or more subsequent periods, is recognized using the tax rates and tax laws that are enacted or substantively enacted. Deferred tax assets is recognized only to the extent there is sufficient certainty with respect to reversal of the same in future years as a matter of prudence.

j) Pre-operative expenses

All Expenditure including finance cost during construction / implementation of project are included under Capital work in progress and to be allocated to the fixed assets on commencement of commercial operations.

7. All the equity shares of the Company were acquired by Reliance Industries Limited (RIL) on 9th August, 2005, pursuant to which the Company has become wholly owned subsidiary of RIL and further the Company has become wholly owned subsidiary of Reliance Energy Ventures Limited w.e.f. 21st December, 2005.

8. As the Company has not carried out any manufacturing activity during the year, information required under para 3 and 4 of schedule VI of the Companies Act, 1956 is given to the extent applicable.

9. There are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.

10. In accordance with Accounting Standard 22 "Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India, the company has deferred tax assets. However, as a matter of prudence, deferred tax assets has not been recognized.

11. Related Party disclosures

a) Following are the names of related parties and description of relationship

Name of the party	With Effect From	Relationship
Mr. Anil D. Ambani	w.e.f. 25.07.2005 upto 09.08.2005	Person having control at anytime during the year
Reliance Industries Limited	w.e.f. 09.08.2005 upto 21.12.2005	Holding company
Reliance Energy Ventures Limited	w.e.f. 21.12.2005	
Reliance Industrial Investments and Holdings Limited	w.e.f. 09.08.2005	Fellow Subsidiary companies
Reliance Power Ventures Limited	w.e.f. 09.08.2005	
Reliance Ventures Limited	w.e.f. 09.08.2005	
Reliance Strategic Investments Limited	w.e.f. 09.08.2005	
Reliance Technologies LLC	w.e.f. 09.08.2005	
Reliance LNG Limited	w.e.f. 09.08.2005	
Gas Transport & Infrastructure Limited	w.e.f. 09.08.2005	
Reliance Brazil LLC	w.e.f. 09.08.2005	
Reliance Capital Ventures Limited	w.e.f. 11.08.2005	
Reliance Communication Ventures Limited	w.e.f. 11.08.2005	
Reliance Natural Resources Limited (formerly Global Fuel Management Services Limited)	w.e.f. 09.08.2005 to 21.12.2005	
Reliance Energy Ventures Limited	w.e.f. 09.08.2005	
Hirma Power Limited	w.e.f. 09.08.2005	
Reliance Patalganga Power Limited	w.e.f. 09.08.2005	
Reliance Thermal Energy Limited	w.e.f. 09.08.2005	
Jayamkondam Power Limited	w.e.f. 09.08.2005	
Reliance Industries (Middle East) DMCC	w.e.f. 09.08.2005	
Relene Petrochemicals Limited	w.e.f. 06.09.2005	
Reliance Infrastructure Limited	w.e.f. 01.10.2005	
Reliance Petroleum Limited	w.e.f. 24.10.2005	

b) Following are the volume of transactions with related parties during the period and outstanding balances as at the end of the period.

Nature of transaction	Name of the Party	Opening balance as on 01.04.2005 Rs	Transaction during the period Rs	Balance outstanding as on 31.12.2005 Rs
Equity Share Capital (As Holding Company)	Reliance Energy Ventures Limited			500,000
Investments	Hirma Power Limited	21,163	-21,163	
	Reliance Thermal Energy Limited	17,000	-17,000	
	Reliance Patalganga Power Limited	84,000	-84,000	
	Jayamkondam Power Limited	27,000	-27,000	
Loan given	Reliance Patalganga Power Limited	17,015,082	-2,300,000	14,715,082
	Reliance Thermal Energy Limited		145,000	145,000
Sale of Investments	Reliance Industries Limited		149,163	

ANNEXURE—5

STATEMENT OF ACCOUNTING RATIOS

Amount In Rupees

	Particulars	For the period ended December 31, 2005	For the year ended on March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
1	**Earnings per Share**	**N.A.**	**N.A.**	**N.A.**	**N.A.**	**N.A.**	**N.A.**
	Profit after tax						
	No. of shares						
	Earnings per Share						
2	**Return on Net Worth**	**N.A.**	**N.A.**	**N.A.**	**N.A.**	**N.A.**	**N.A.**
	Profit after tax						
	Net worth						
	Return on Net Worth (%)						
3	**Net Asset Value**						
	Net Assets	503,051	503,051	503,051	500,936	5,820	3,704
	No. of shares	50,000	50,000	50,000	50,000	700	700
	Net Asset Value per share	**10.06**	**10.06**	**10.06**	**10.02**	**8.31**	**5.29**

Notes : Since the business of the Company is still in the pre-operative stage, no profit and loss account was prepared. Accordingly, no earnings per share and return on net worth data is provided.

ANNEXURE – 6

CAPITALISATION STATEMENT AS AT DECEMBER 31, 2005

Amount In Rupees

	Particulars	Pre Issue	Post Issue
A	**Borrowing**		
	Short Term Debt		
	Long Term Debt	1,495,600,000	1,495,600,000
	Total Debt	**1,495,600,000**	**1,495,600,000**
B	**Shareholders Fund:**		
	Equity share capital	500,000	500,000
	Reserves and surplus	3,051	3,051
	Total	**503,051**	**503,051**
	Debt - Equity ratio (A/B)	**2,973**	**2,973**

SECURED AND UNSECURED LOANS, AS RESTATED

Amount In Rupees

	Particulars	As at	As at				
		December 31, 2005	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	**SECURED LOAN**						
	Secured redeemable discount bonds						10,037,083,800
	Zero coupon secured non convertible Debentures of Rs.1000 each	1,495,600,000	1,495,600,000	1,495,600,000	1,495,600,000		
	Total	**1,495,600,000**	**1,495,600,000**	**1,495,600,000**	**1,495,600,000**		**10,037,083,800**
B	**UNSECURED LOAN**						
	Advance promoters contribution						451,550,000
	Interest accrued and due						29,296,643
	Debenture application money					1,500,000,000	
	Total					**1,500,000,000**	**480,846,643**

ANNEXURE – 8

INVESTMENTS, AS RESTATED

Amount In Rupees

Investments [Long Term, Non-Trade, at Cost]	As at December 31,2005	As at March 31,2005	As at March 31,2004	As at March 31,2003	As at March 31,2002	As at March 31,2001
In Equity Shares - Unquoted, Fully Paid Up						
Hirma Power Limited of Rs.10 each		21,163	21,163	21,163		
Reliance Delhi Power Private Limited				17,000		
Reliance Jamnagar Private Limited of Rs.10 each	17,000	17,000	17,000	17,000		
Reliance Thermal Energy Limited of Rs.10 each		17,000	17,000	17,000		
Jayamkondam Power Limited of Rs.10 each		27,000	17,000	17,000		
Reliance Patalganga Power Limited of Rs.10 each		84,000	84,000	84,000		
Reliance Bhavnagar Power Private Limited	17,000	17,000	17,000	17,000		
Sub Total	**34,000**	**183,163**	**173,163**	**190,163**		
In Units - Unquoted, fully paid up						
Reliance short Term Fund - Growth plan	16,800,000	14,300,000				
Total	**16,834,000**	**14,483,163**	**173,163**	**190,163**		

ANNEXURE – 9

LOANS AND ADVANCES, AS RESTATED

Amount In Rupees

Particulars	As at	As at				
	December 31, 2005	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
Advances recoverable in cash or in kind or for value to be received	16,858,307	19,013,307	27,547,176	31,024,271	36,863,049	10,050,501,029
Deposit	25,000	25,000	25,000	90,000	3,673,300	3,528,300
Advance tax payment	1,767			22,512		
Total	**16,885,074**	**19,038,307**	**27,572,176**	**31,136,783**	**40,536,349**	**10,054,029,329**

The Board of Directors
Reliance Thermal Energy Limited
3rd Floor, Maker Chamber IV
222, Nariman Point
Mumbai – 400 021

Dear Sirs,

1. We have examined the financial information of Reliance Thermal Energy Limited ('the Company'), as attached to this report stamped and initialed by us for identification and as approved by the Board of Directors of the Company, which has been prepared in accordance with Part II of Schedule II of the Companies Act, 1956 ('the Act') and the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 as amended from time to time ('the SEBI Guidelines') issued by the Securities and Exchange Board of India ('SEBI') on January 19, 2000 in pursuance to Section 11 of the Securities and Exchange Board of India Act, 1992 and related clarifications, and in accordance with your instructions dated January 11, 2006 requesting us to carry out work in connection with listing of Equity shares of Reliance Energy Ventures Limited..

2. We have examined the accounts of the Company for the financial year ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and period ended December 31, 2005 being the last date to which the accounts of the Company have been made up and audited for presentation to the members of the Company.

3. In accordance with the requirements of Paragraph B (1) of Part II of Schedule II to the Act, the SEBI Guidelines and our terms of reference with the Company dated January 11, 2006, requesting us to make this report for the purpose of the Information Memorandum as aforesaid, we report that:

   a) The restated assets and liabilities of the Company as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 1 to this report to be read together with notes appearing in Annexure 4 to this report.

   b) The Statement of Pre-operative Expenditure of the Company as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 2 to this report to be read together with notes appearing in Annexure 4 to this report.

   c) The restated cash flows of the Company for the financial year ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 3 to this report to be read together with notes appearing in Annexure 4 to this report.

   d) We have examined the following financial information relating to the Company and as approved by the Board of Directors for the purpose of inclusion in the Information Memorandum:

      i. The Company has not declared dividends during any financial year covered in this report hence the information regarding rates of dividend in respect of each class of shares in accordance with the paragraph 6.10.2.1(b) of the SEBI Guidelines have not been disclosed.

      ii. Accounting ratios as appearing in Annexure 5 to this report.

      iii. Capitalization statement as at December 31, 2005 as appearing in Annexure 6 to this report.

      iv. As per the information provided to us, there are no items falling under Tax Shelter, hence Tax Shelter statement as required by paragraph 6.10.2.7(i) of the SEBI Guideline have not been disclosed.

      v. Statement of details of secured and unsecured loans as appearing in Annexure 7 to this report.

      vi. Investments as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 as appearing in Annexure 8 to this report.

vii. Statement of details of loans and advances as appearing in Annexure 9 to this report.

viii. The Company has not earned other income during the period ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005; hence the information regarding details of other income in accordance with the paragraph 6.10.2.7(d) of the SEBI Guidelines have not been disclosed.

4. In our opinion the above financial information of the Company and notes attached to this report, after making adjustments and re-grouping as considered appropriate has been prepared in accordance with Part II of Schedule II of the Act and the SEBI Guidelines.

5. This report is intended solely for your information and for inclusion in the Information Memorandum in connection with the aforesaid listing of the equity shares and is not to be used, referred to or distributed for any other purpose without our prior written consent.

For Pramod Dhamankar & Co.
Chartered Accountants

Pramod Dhamankar
Proprietor
Membership No.: 34892

Mumbai: January 27, 2006

ANNEXURE – 1

STATEMENT OF ASSETS AND LIABILITIES, AS RESTATED

Amount In Rupees

	Particulars	As at December 31, 2005	As at March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	**Fixed Assets**						
	Capital work-in-progress	**67,836,791**	**67,734,016**	**62,920,756**	**57,281,861**	**50,505,215**	**37,094,946**
B	**Investments**	**32,000**	**180,163**	**170,163**	**186,163**		
C	**Current Assets, Loans and Advances**						
	Current Assets						
	Cash and Bank balances	7,408	41,233	41,464	44,979	29,449	47,427
	Loans and Advances	6,422,162	6,420,162	6,385,162	10,184,342	9,661,706	5,398,028
	Total	**6,429,570**	**6,461,395**	**6,426,626**	**10,229,321**	**9,691,155**	**5,445,455**
D	**Current liabilities and Provisions**						
	Unsecured loan	73,779,307	73,290,618	68,265,892	66,226,508	59,125,188	33,601,465
	Current liabilities and Provisions	23,315	989,508	1,156,593	1,376,165	1,074,898	8,943,040
	Total	**73,802,622**	**74,280,126**	**69,422,485**	**67,602,673**	**60,200,086**	**42,544,505**
E	**Net worth (A+B+C-D)**	**495,739**	**95,448**	**95,060**	**94,672**	**-3,716**	**-4,104**
F	**Represented by:**						
	Paid-up share capital						
	- Equity share capital	500,000	100,000	100,000	100,000	2,000	2,000
	Less : Accumulated losses	-3,582	-3,582	-3,582	-3,582	-3,582	-3,582
	Total	**496,418**	**96,418**	**96,418**	**96,418**	**-1,582**	**-1,582**
G	**Less:**						
	Miscellaneous expenditure to the extent not written off or adjusted	679	970	1,358	1,746	2,134	2,522
H	**Net Worth (F-G)**	**495,739**	**95,448**	**95,060**	**94,672**	**-3,716**	**-4,104**

ANNEXURE – 2

STATEMENT OF PRE-OPERATIVE EXPENDITURE, AS RESTATED

Amount In Rupees

	Particulars	For the period ended on December 31, 2005	For the year ended on March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	**Opening Balance**	**67,734,016**	**62,920,756**	**57,281,861**	**50,505,215**	**37,094,946**	**9,472,160**
	Add:						
B	**Expenditure incurred during the year**						
	Project Development expenses					4,846,059	13,224,556
	Professional fees					1,716,984	10,309,389
	Difference in exchange				-275	83,073	72,324
	Interest	79,343	4,806,368	5,615,577	6,526,987	5,243,371	2,821,660
	Office maintenance				31,975	191,856	154,472
	Electricity expenses				22,689	123,464	
	Rent			16,000	179,060	1,122,360	872,502
	Insurance premium				4,943	29,100	
	Business Promotion expenses					5,867	78,562
	Travelling expenses					24,127	9,731
	General expenses	2,231	394	530	4,679	17,820	72,552
	Audit fees	5,510	5,510	5,400	5,400	5,400	5,250
	Filing fees	15,400	600	1,000	800	400	1,400
	Miscellaneous expenditure written off	291	388	388	388	388	388
	Total	102,775	4,813,260	5,638,895	6,776,646	13,410,269	27,622,786
C	**Closing balance (A+B)**	67,836,791	67,734,016	62,920,756	57,281,861	50,505,215	37,094,946

ANNEXURE – 3

CASH FOW STATEMENT, AS RESTATED

Amount in Rupees

Particulars	Period ended on December 31, 2005	Year ended on March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A Cash Flow from Operating Activities						
Trade receivables	-2,000	-35,000	-1,263,820	546,364	-769,678	-4,898,029
Trade payables		110	-98	248	-8,300,095	4,541,694
Net Cash used in operating activities	**-2,000**	**-34,890**	**-1,263,918**	**546,612**	**-9,069,773**	**-356,335**
B Cash from Investing Activities						
Addition in Capital work-in-progress	-102,775	-4,813,260	-5,638,895	-6,776,646	-13,410,269	-27,622,786
Adjusted for :						
Interest paid	79,343	4,806,368	5,615,577	6,526,987	5,243,371	2,821,660
Miscellaneous expenses w/off	291	388	388	388	388	388
	-23,141	-6,504	-22,930	-249,271	-8,166,510	-24,800,738
Purchase of asset						
Purchase of Investments		-10,000		-195,663		
Sale of Investments	148,163		16,000	9,500		
Advance against share application money						
Paid				-1,069,000	-3,494,000	-500,000
Refunded			5,063,000			
Net Cash generated from investing activities	**125,022**	**-16,504**	**5,056,070**	**-1,504,434**	**-11,660,510**	**-25,300,738**
C Cash flow from Financing Activities						
Proceeds from share capital	400,000			98,000		
Long term borrowings	1,730,000		1,425,000	2,245,000	21,750,000	25,867,500
Long term borrowings repaid			-3,850,000	-300,000	-400,000	
Short term borrowings	1,000,000	1,300,000				
Short term borrowings repaid	-2,300,000					
Interest paid	-986,847	-1,248,837	-1,370,667	-1,069,648	-637,695	-171,518
Net Cash generated from financing activities	**-156,847**	**51,163**	**-3,795,667**	**973,352**	**20,712,305**	**25,695,982**
Net Increase/(Decrease) in Cash and Cash equivalents	-33,825	-231	-3,515	15,530	-17,978	38,909
Opening Balance of Cash and Cash equivalents	41,233	41,464	44,979	29,449	47,427	8,518
Closing Balance of Cash and Cash equivalents	7,408	41,233	41,464	44,979	29,449	47,427

ANNEXURE – 4

NOTES TO RESTATED STATEMENT OF PRE-OPERATIVE EXPENDITURE, RESTATED ASSET AND LIABILITIES AND RESTATED CASH FLOW STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2005

1. Significant Accounting Policies

   a. General

      (i) The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles and the provisions of the Companies Act, 1956 as adopted consistently by the Company.

      (ii) The Company follows mercantile system of accounting and recognizes income and expenditure on accrual basis.

   b. Fixed Assets

      Fixed Assets are stated at cost, less accumulated depreciation. All costs, including financing cost till commencement of commercial production, and adjustments arising from exchange rate variations relating to borrowings attributable to the fixed assets are capitalized.

   c. Depreciation

      Depreciation on fixed assets is provided on straight line method at the rates and in the manner prescribed in Schedule XIV of the Companies Act, 1956.

   d. Investments

      Long term investments are carried at cost and provision for diminution in value is made only if such decline is other than temporary in the opinion of the management.

   e. Foreign Currency Transaction

      (i) Transactions denominated in foreign currencies are recorded at the exchange rate prevailing at the time of the transaction.

      (ii) Monetary items denominated in foreign currencies at the year end and not covered by forward exchange contracts are recorded at year end rates and those covered by forward exchange contracts are recorded at the rate ruling at the date of transaction as increased or decreased by the proportionate difference between the forward rate and exchange rate on the date of transaction, such difference having been recognized over the life of the contract.

      (iii) Any income or expense on account of exchange difference either on settlement or on translation is recognized in the profit and loss account except in cases where they relate to the acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

   f. Pre-operative expenses

      All Expenditure including finance cost during construction / implementation of project are included under Capital work in progress and to be allocated to the fixed assets on commencement of commercial operations.

   g. Provision for Current and Deferred Tax

      Provision for current Income Tax is made on the taxable income under the Income Tax Act, 1961. Deferred tax arising on account of "timing difference" and which are capable of reversal in one or more subsequent periods, is recognized using the tax rates and tax laws that are enacted or substantively enacted. Deferred tax assets is recognized only to the extent there is reasonable certainty with respect to reversal of the same in future years as a matter of prudence.

   h. Provision, Contingent Liabilities and Contingent Assets

      Provisions involving substantial degree of estimation in measurement are recognized when there is a present obligation as a result of past events and its is probable that there will be an outflow of resources. Contingent Liabilities are not recognized but are disclosed in the notes. Contingent Assets are neither recognized nor disclosed in the financial statements.

2. All the equity shares of the Company were acquired by Reliance Industries Limited (RIL) on 9th August, 2005, pursuant to which the Company has become wholly owned subsidriay of RIL and further the Company has become wholly owned subsidiary of Reliance Energy Ventures Limited w.e.f. 21st December, 2005.

3. As the Company has not carried out any manufacturing activity during the year, information required under para 3 and 4 of schedule VI of the Companies Act, 1956 is given to the extent applicable.

4. There are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.

5. In accordance with Accounting Standard 22 " Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India, the company has no deferred tax assets or liabilities in accordance with Note.1 (g) above.

6. Related Party disclosures

a) Following are the names of related parties and description of relationship

Name of the party	With Effect From	Relationship
Mr. Anil D. Ambani	w.e.f. 25.07.2005 upto 09.08.2005	Person having control at anytime during the year
Reliance Industries Limited	w.e.f. 09.08.2005 upto 21.12.2005	Holding company
Reliance Energy Ventures Limited	w.e.f. 21.12.2005	
Reliance Industrial Investments and Holdings Limited	w.e.f. 09.08.2005	Fellow Subsidiary companies
Reliance Power Ventures Limited	w.e.f. 09.08.2005	
Reliance Ventures Limited	w.e.f. 09.08.2005	
Reliance Strategic Investments Limited	w.e.f. 09.08.2005	
Reliance Technologies LLC	w.e.f. 09.08.2005	
Reliance LNG Limited	w.e.f. 09.08.2005	
Gas Transport & Infrastructure Limited	w.e.f. 09.08.2005	
Reliance Brazil LLC	w.e.f. 09.08.2005	
Reliance Capital Ventures Limited	w.e.f. 11.08.2005	
Reliance Communication Ventures Limited	w.e.f. 11.08.2005	
Reliance Energy Ventures Limited	w.e.f. 09.08.2005 upto 21.12.2005	
Reliance Natural Resources Limited (formerly Global Fuel Management Services Limited)	w.e.f. 09.08.2005	
Reliance Patalganga Power Limited	w.e.f. 09.08.2005	
Hirma Power Limited	w.e.f. 09.08.2005	
Jayamkondam Power Limited	w.e.f. 09.08.2005	
Reliance Power Limited	w.e.f. 09.08.2005	
Reliance Industries (Middle East) DMCC	w.e.f. 09.08.2005	
Relene Petrochemicals Limited	w.e.f. 06.09.2005	
Reliance Infrastructure Limited	w.e.f. 01.10.2005	
Reliance Petroleum Limited	w.e.f. 24.10.2005	
Reliance Energy Limited	w.e.f. 01.09.2005	Associate Company

b) Following are the volume of transactions with related parties during the period and outstanding balances as at the end of the period.

Nature of transaction	Name of the Party	Opening balance as on 01.04.2005 Rs	Transaction during the period Rs	Balance outstanding as on 31.12.2005 Rs
Contribution to Equity share capital	Reliance Industries Limited		400,000	
Equity Share Capital (As Holding Company)	Reliance Energy Ventures Limited			500,000
Unsecured loan	Reliance Industries Limited	52,287,500	955,000	53,242,500
	Jayamkondam Power Limited		450,000	450,000
	Reliance Power Limited		145,000	145,000
	Reliance Patalganga Power Ltd.		180,000	180,000
Interest accrued and due	Reliance Industries Limited	19,700,269		19,700,269
Loans and Advances	Hirma Power Limited	6,420,162	2,000	6,422,162
Investments	Hirma Power Limited	21,163	-21,163	
	Jayamkondam Power Limited	26,000	-26,000	
	Reliance Patalganga Power Ltd.	82,000	-82,000	
Sale of Investments	Reliance Industries Limited		129,163	

ANNEXURE – 5

STATEMENT OF ACCOUNTING RATIOS

Amount in Rupees

	Particulars	For the period ended December 31, 2005	For the year ended on March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
1	**Earnings per Share**	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
	Profit after tax						
	No. of shares						
	Earnings per Share						
2	**Return on Net Worth**	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
	Profit after tax						
	Net worth						
	Return on Net Worth (%)						
3	**Net Asset Value**						
	Net Assets	495,739	95,448	95,060	94,672	-3,716	-4,104
	No. of shares	50,000	10,000	10,000	10,000	200	200
	Net Asset Value per share	**9.91**	**9.54**	**9.51**	**9.47**	**-18.58**	**-20.52**

Notes : Since the business of the Company is still in the pre-operative stage, no profit and loss account was prepared. Accordingly, no earnings per share and return on net worth data is provided.

ANNEXURE – 6

CAPITALISATION STATEMENT AS AT DECEMBER 31, 2005

Amount in Rupees

	Particulars	Pre Issue	Post Issue
A	**Borrowing**		
	Short Term Debt		
	Long Term Debt	73,779,307	73,779,307
	Total Debt	73,779,307	73,779,307
B	**Shareholders Fund:**		
	Equity share capital	500,000	500,000
	Less: Accumulated losses	-3,582	-3,582
	Total	**496,418**	**496,418**
	Debt - Equity ratio (A/B)	148.62	148.62

ANNEXURE – 7

SECURED AND UNSECURED LOANS, AS RESTATED

Amount in Rupees

	Particulars	As at	As at				
		December 31, 2005	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	**SECURED LOAN**	0	0	0	0	0	0
B	**UNSECURED LOAN**						
	From body corporates	73,717,769	53,587,500	52,287,500	54,712,500	52,767,500	31,417,500
	Interest accrued and due	61,538	19,703,118	15,978,392	11,514,008	6,357,688	2,183,965
	Total	**73,779,307**	**73,290,618**	**68,265,892**	**66,226,508**	**59,125,188**	**33,601,465**
	Above referred unsecured loan is received from following related parties						
	Reliance Industries Limited	72,942,769	71,987,769	68,265,892	66,226,508	59,125,188	33,601,465
	Reliance Power Limited	145,000					
	Jayamkondam Power Limited	450,000					
	Reliance Patalganga Power Limited	180,000					

ANNEXURE – 8

INVESTMENTS, AS RESTATED

Amount in Rupees

Investments [Long Term, Non-Trade, at Cost]	As at December 31,2005	As at March 31,2005	As at March 31,2004	As at March 31,2003	As at March 31,2002	As at March 31,2001
In Equity Shares - Unquoted, Fully Paid Up						
Hirma Power Limited		21,163	21,163	21,163		
Jayamkondam Power Limited		26,000	16,000	16,000		
Reliance Bhavnagar Power Private Limited	16,000	16,000	16,000	16,000		
Reliance Petroleum Retails Private Limited		9,500	9,500	9,500		
Reliance Delhi Power Private Limited				16,000		
Reliance Jamnagar Power Private Limited	16,000	16,000	16,000	16,000		
Reliance Patalganga Power Limited		82,000	82,000	82,000		
Wind River Farms Private Limited		9,500	9,500	9,500		
Total	32,000	180,163	170,163	186,163		

ANNEXURE – 9

LOANS AND ADVANCES, AS RESTATED

Amount in Rupees

Particulars	As at	As at				
	December 31, 2005	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
Advances recoverable in cash or in kind or for value to be received	6,422,162	6,420,162	6,385,162	4,572,162	5,118,526	4,348,848
Deposits				549,180	549,180	549,180
Advance against share application money				5,063,000	3,994,000	500,000
Total	**6,422,162**	**6,420,162**	**6,385,162**	**10,184,342**	**9,661,706**	**5,398,028**
Above referred loans and advances give to following related parties						
Advances recoverable in cash or in kind or for value to be received						
Hirma Power Limited	6,422,162	6,420,162	6,385,162	4,572,162	4,572,162	4,070,562
Advance against share application money						
Hirma Power Limited				5,063,000	3,994,000	500,000

The details of the listed companies and other Resulting Companies in the group are as under:

1. Reliance Energy Limited (REL)

Date of Incorporation:

REL was incorporated on October 1, 1929.

Principal Business:

REL is India's leading integrated power utility company in the private sector. It has a significant presence in generation, transmission and distribution of power in Maharashtra, Goa and Andhra Pradesh

Shareholding Pattern of REL as on December 31, 2005:

	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	102,919,963	50.97
B	Non Promoters holding	98,984,288	49.03
	Total	201,904,251	100.00

Board of Directors of REL:

Anil D. Ambani	Chairman & Managing Director
Satish Seth	Executive Vice Chairman
J. P. Chalasani	Director (Business Development)
S. C. Gupta	Director (Operations)
V. R. Galkar	Director
Gen V.P. Malik	Director
S. L. Rao	Director
Dr. Leena Srivastava	Director

Financial Performance of REL

Rs in Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005*
Sales & Other Income	2,759.29	3,582.70	4,592.55	3,383.43
PAT	162.33	367.08	520.14	480.47
Equity Capital	137.83	175.26	185.61	201.94
Reserves	2,425.67	4,935.71	5,586.27	NA
EPS(Rs.)	8.85	25.86	28.06	24.30
Book Value(Rs.)	186.13	291.79	310.32	NA

*As per the un-audited financial results published by REL for the nine months' period ended December 31, 2005

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of REL are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited GDR's of the company are listed at London Stock Exchange.

Monthly High & Low price of the Equity Shares of REL at BSE

Month	High (Rs)	Low (Rs)
August 2005	659.50	563.25
September 2005	614.00	533.00
October 2005	593.50	496.00
November 2005	611.25	515.00
December 2005	664.40	573.00
January 2006	700.60	585.20

Promise v/s Performance

In December 1993 REL made a public issue of 25,269,000 - 15% Secured Fully Convertible Debentures of Rs. 70 each, each of which was converted into one equity share of Rs. 10 each, at a premium of Rs. 60 each, for cash at par, aggregating to Rs. 1176.9 crores. REL simultaneously also made a rights issue of 28,851,760 fully convertible debentures of Rs. 60 each, each of which was converted into one equity share of Rs. 10 each at a premium of Rs. 50 each.

The following table compares the performance vis a vis the projections given in the Offer Document for the aforesaid issues.

Rs. in Crores

Year ended March 31,	1993-94		1994-95		1995-96	
	Projection	Performance	Projection	Performance	Projection	Performance
Total Income	920.61	1008.78	1046.49	1214.39	1138.07	1584.85
Profit After Tax	81.87	70.84	127.93	146.66	137.06	173.47
Earning per Share (Rs.)	14.19	12.28	11.44	13.13	12.26	15.00

1993-94: The variation between the projected and actual figures is attributable to the Provision for Taxation, which in Projected financials was Nil while Actual was Rs.49.60 crores.

The performance in 1994-95 and 1995-96, were higher than those projected, due to the benefits accrued as a result of the commissioning of the Company's Power Station at Dahanu.

Recent equity issue:

REL on July 21, 2005 had allotted 4,184,000 equity shares at the rate of Rs. 573 per equity shares (including a premium of Rs. 563) to a corporate body and five foreign institutional investors. REL on August 2, 2005 had also allotted 2,58,16,000 warrants at Rs. 573 per warrant (including a premium of Rs. 563) to AAA Project Ventures Private Limited. Each warrant when fully paid is entitled to one equity shares of REL.

2. Reliance Capital Limited (RCL)

Date of Incorporation:

RCL was incorporated on March 5, 1986

Principal Business:

RCL is a Non-Banking Financial Company (NBFC) registered with the Reserve Bank of India under Section 45-IA of the Reserve Bank of India Act, 1934.

Shareholding Pattern of RCL as on December 31, 2005:

Sr.	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	12,51,04,225	60.33
B	Non Promoters holding	8,22,62,020	39.67
	Total	207,366,245	100.00

Board of Directors of RCL

Anil D. Ambani	Chairman
Amitabh Jhunjhunwala	Director
Rajendra Chitale	Director
Udayan Bose	Director

Financial Performance of RCL

Rs. in Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005*
Sales & Other Income	458.78	356.79	295.69	329.69
PAT	102.63	105.79	105.81	252.02
Equity Capital	127.83	127.84	127.84	207.90
Reserves	1208.50	1271.84	1310.08	N.A
EPS (Rs.)	8.06	8.31	8.31	14.66
Book Value (Rs.)	104.97	109.96	112.95	N.A

*As per the un-audited financial results published by RCL for the nine months' period ended December 31, 2005

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of RCL are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

Monthly High & Low price of the Equity Shares of RCL at BSE

Month	High (Rs)	Low (Rs)
August 2005	496.50	421.00
September 2005	484.95	363.00
October 2005	409.70	327.10
November 2005	452.35	349.55
December 2005	473.00	415.00
January 2006	482.90	420.60

Promise v/s Performance:

In January 1995, RCL made a public issue of 42,857,200 equity shares of Rs. 10 each for cash at premium of Rs. 130 per share aggregating Rs. 600 crores.

In January 1995, RCL made a rights issue of 14,229,500 equity shares of Rs. 10 each for cash at premium of Rs. 40 per share aggregating Rs. 71.1 crores.

The following table compares the performance vis a vis the projections given in the Offer Document for the aforesaid issues.

(Rs. in Crores)

Year ended March 31,	1995		1996		1997	
	Projection	Performance	Projection	Performance	Projection	Performance
Total Income	107.00	106.57	398.00	217.55	537.00	222.86
Profit After Tax	46.00	46.37	119.00	110.92	138.00	101.51
Earning per Share (Rs.)	7.80	7.42	9.40	9.28	10.90	8.19
Dividend (%)	22	24	25	27	25	28

a) 1994-1995: There was no material variation between the projected and actual figures in this period.

b) 1995-1996: The variation between the projected and actual figures is attributable to tight money conditions impacting resource mobilization and depressed capital markets.

c) 1996-1997: The variation between the projected and actual figures is attributable to the continuing depressed conditions in the capital markets which affected resource mobilization and the overall volume of business; higher provisioning and write offs; and incidence of corporate tax consequent upon legislative amendments.

3. Adlabs Films Limited (Adlabs)

Date of Incorporation:

Adlabs was incorporated on November 30, 1987.

Principal Business:

Adlabs is engaged in the business of production, processing, exhibition, and overseas distribution of films.

Adlabs has processing facilities in Mumbai for, amongst other things, the processing of raw exposed films, color correction, editing and coping. Adlabs has invested in front-end processing laboratories in Chennai and Kolkata to cater to regional films. Adlabs' multiplex cinema division now operates 24 cinema screens in 6 multiplex complexes : one multiplex is wholly-owned, three are 50 : 50 joint ventures, and balance two are leased properties. Adlabs' through its wholly-owned subsidiary Entertainment One (India) Limited produces / co-produces, invests in and markets Indian-made feature films internationally.

On 24 May 2005 Adlabs made a preferential issue of 35 lakh equity shares of Rs. 5 each at a price of Rs. 150 per share to foreign institutional investors. On 8 August 2005, Adlabs issued on preferential basis 1,10,00,000 equity shares and 38,00,000 warrants to Reliance Land Private Limited.

Shareholding Pattern of Adlabs as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	1,80,55,000	50.15
B.	Non Promoters holding	1,79,45,750	49.85
	Total	3,60,00,750	100.00

Board of Directors of Adlabs

Manmohan Shetty	Chairman and Managing Director
Pooja Shetty	Executive Director
Berjis Desai	Non-executive Director
Karan Johar	Non-executive Director
Gautam Doshi	Non-executive Director
Shripal Morakhia	Non-executive Director

Financial Performance of Adlabs

Rs. in Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005*
Sales & Other Income	78.05	78.91	87.56	69.79
PAT	16.65	17.64	20.67	18.92
Equity Capital	10.75	10.75	10.75	18.00
Reserves	82.52	94.09	106.55	N.A.
EPS(Rs.)	7.75	8.21	9.61	6.28
Book Value(Rs.)	43.38	48.76	54.56	N.A.

*As per the un-audited financial results published by Adlabs for the nine months' period ended December 31, 2005

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of Adlabs are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

Monthly High & Low price of the Equity Shares of Adlabs at NSE

Month	High (Rs)	Low (Rs)
August 2005	379.0	293.0
September 2005	364.7	276.2
October 2005	323.4	250.0
November 2005	337.5	270.2
December 2005	392.0	316.2
January 2006	374.9	324.5

Promise v/s Performance

In December 2000, Adlabs made an initial public offering of 44 lakh equity shares of Rs. 5 each at a premium of Rs. 115/- per share amounting to Rs. 52.8 crores. The proceeds of the issue were used to establish the IMAX dome theatre and a 4-screen, 1,314 seat multiplex cinema in Mumbai and to upgrade its film processing facilities. IMAX dome theatre scheduled to be established in December 2000 was established in March 2001.

Reliance Capital Ventures Limited (RCAPVL)

Date of Incorporation:
RCAPVL was incorporated on January 17, 2005..

Principal Business:

Pursuant to the Scheme, the RCAPVL stands vested with the Financial Services Undertaking, as defined under the Scheme comprising, inter-alia equity shares in the operating companies viz. 6,00,89,966 Equity Shares of Rs. 10 each of Reliance Capital Limited; 2,55,00,175 Equity shares of Rs. 10 each of Reliance General Insurance Company Limited; and 5,00,175 Equity Shares of Rs. 10 each of RLIC Limited. Therefore, the main source of the Company's income will be from its investments in RCL, RGIL and RLIL. RCL is a Company whose equity shares are listed on BSE and NSE. The Equity shares of RGIL and RLIL are not listed on any Stock Exchange. None of these companies is a Subsidiary of RCAPVL.

Shareholding Pattern of RCAPVL as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	49 58 94 812	40.54
B.	Non Promoters holding	72 72 35 610	59.46
	Total	122 31 30 422	100.00

Board of Directors of RCAPVL

Anil D. Ambani – Chairman	Chairman
Amitabh Jhunjhunwala	Non-executive Director
S. P. Talwar	Non-executive Director
Rajendra P. Chitale	Non-executive Director

Financial Performance of RCAPVL

Rupees

Particulars	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	-	-
PAT	-	(254,088)
Equity Capital	1,00,000	5,00,000
Share Capital – pending allotment	-	12,23,13,04,220
Reserves	-	(2,54,088)
EPS(Rs.)	N.A.	(7.64)
Book Value(Rs.)	N.A.	N.A.

Details of listing and Highest & Lowest market price during the preceding six months:

In terms of the Scheme, the Equity Shares of RCAPVL shall be listed and/or admitted to trading on BSE and NSE. RCAPVL has completed all formalities for listing its Equity Shares on the above Stock Exchanges. It is expected that the Equity Shares of RCAPVL will be commence trading from February 21, 2006.

Promise v/s Performance

RCAPVL has not made any public issue.

Reliance Natural Resources Limited (RNRL)

Date of Incorporation:

RNRL was incorporated on March 24, 2000.

Principal Business:

Pursuant to the Scheme, Gas Based Energy Undertaking of RIL comprising inter-alia. 50,000 Equity Shares of Rs. 10 each of, constituting 100% of the paid up capital of Reliance Patalganga Power Limited, has been vested with the RNRL. Reliance Patalganga Power Limited is a subsidiary of the RNRL.

Shareholding Pattern of RNRL as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	49 58 94 812	40.54
B.	Non Promoters holding	72 72 35 610	59.46
	Total	122 31 30 422	100.00

Board of Directors of RNRL

Anil D. Ambani – Chairman	Chairman
Shri S L Rao	Non-executive Director
Shri Bakul Dolakia	Non-executive Director
Shri J L Bajaj	Non-executive Director

Financial Performance of RNRL

Rupees

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	-	-	-	8,688
PAT	(10,027	(8,259)	(8,858)	(29,095,084)
Equity Capital	100,000	100,000	100,000	500,000
Share Capital – pending allotment				6,115,652,110
Reserves	(26,263)	(34,522)	(43,380)	(29,138,464)
EPS(Rs.)	(0.50)	(0.41)	(0.44)	(437.22)
Book Value(Rs.)	7.21	6.55	5.66	N.A.

Details of listing and Highest & Lowest market price during the preceding six months:

In terms of the Scheme, the Equity Shares of RNRL shall be listed and/or admitted to trading on BSE and NSE. RNRL is in the process of listing its Equity Shares on the above Stock Exchanges.

Promise v/s Performance

RNRL has not made any public issue.

Date of Incorporation:

RCoVL was incorporated on July 15, 2004.

Principal Business:

Pursuant to the scheme, RCoVL has been vested with the Telecommunication Undertaking, comprising inter-alia equity shares in the operating companies viz. 900,000,000 equity shares of Re. 1 each, constituting 45.00% of the paid up capital, of Reliance Communications Infrastructure Limited, 3,192,585,350 equity shares of Re. 1 each, constituting 45.34% of the paid up capital,of Reliance Infocomm Limited, 7,095,130 equity shares of Rs. 10 each, constituting 35.60% of the paid up capital, and 45,000,000 preference shares of Re. 1 each of Reliance Telecom Limited and 69,524 equity sharesof US $ 0.05 each, constituting 3.98% of the paid up capital of World Tel Holding Limited (Bermuda). Therefore the RCoVL's main source of income will be the return from its investments in these companies. None of these companies is a subsidiary of the RCoVL.

Shareholding Pattern of RCoVL as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	49 58 94 812	40.54
B.	Non Promoters holding	72 72 35 610	59.46
	Total	122 31 30 422	100.00

Board of Directors of RCoVL

Anil D. Ambani – Chairman	Chairman
Prof. J Ramachandran	Non-executive Director
Shri S P Talwar	Non-executive Director

Financial Performance of RCoVL

Rupees

Particulars	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	-	-
PAT	-	-
Equity Capital	100,000	500,000
Share Capital – pending allotment	-	6,115,652,110
Reserves	-	147,83,42,66,930
EPS(Rs.)	-	849.62
Book Value(Rs.)	-	N.A.

Details of listing and Highest & Lowest market price during the preceding six months:

In terms of the Scheme, the Equity Shares of RCoVL shall be listed and/or admitted to trading on BSE and NSE. RCoVL is in the process of listing its Equity Shares on the above Stock Exchanges.

Promise v/s Performance

RCoVL has not made any public issue.

Other group companies

Apart from the above companies, the other material companies in the group are as under:

- Reliance Infocomm Limited
- Reliance Communication Infrastructure Limited
- Reliance Telecom Limited

The details of the above Companies, including their financials and material litigation and defaults, as may be applicable, will be disclosed in the Information Memorandum to be filed with the Stock Exchanges by Reliance Communication Ventures Limited, a Resulting Company which has been vested with the shareholding in the said companies, as part of demerger of Telecommunication Undertaking in terms of the Scheme and which is in the process of listing its shares.

Reliance Energy Ventures Limited was originally incorporated on July 3, 2000 under the Companies Act, 1956 as Reliance Terra Networks Private Limited. The name of the Company was thereafter changed to Reliance Entergy Private Limited on January 28, 2003. The status of the Company was changed to public limited company on July 25, 2005 and the name was thereafter changed to its present name Reliance Energy Ventures Limited on August 4, 2005.

Pursuant to the Scheme, the Company stands vested with the Coal Based Energy Undertaking, as defined under the Scheme, comprising, inter-alia equity shares in the operating companies viz.9,09,24,724 Equity Shares constituting 45.03% of the paid up capital of Reliance Energy Limited, 50,000 Equity Shares of Rs.10 each, constituting 100% of the paid up capital, of Reliance Power Limited, 4,23,268 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Hirma Power Limited, 50,000 Equity Shares of Rs. 10 each of, constituting 100% of the paid up capital of Jayamkondam Power Limited and 50,000 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Reliance Thermal Energy Limited. Therefore, the main source of the Company's income will be from these investments. Reliance Energy Limited (REL) is a Company whose equity shares are listed on BSE and NSE. The Equity shares of Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are not listed on any Stock Exchange. Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are Subsidiaries of the Company.

For details REL, RPL, HPL, JPL and RTEL please see – the Section titled "Key Investments".

Pursuant to the Scheme, the Company stands vested with the Coal Based Energy Undertaking, as defined under the Scheme, comprising, inter-alia equity shares in the operating companies viz.9,09,24,724 Equity Shares constituting 45.03% of the paid up capital of Reliance Energy Limited, 50,000 Equity Shares of Rs.10 each, constituting 100% of the paid up capital, of Reliance Power Limited, 4,23,268 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Hirma Power Limited, 50,000 Equity Shares of Rs. 10 each of, constituting 100% of the paid up capital of Jayamkondam Power Limited and 50,000 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Reliance Thermal Energy Limited. Therefore, the main source of the Company's income will be from these investments. Reliance Energy Limited (REL) is a Company whose equity shares are listed on BSE and NSE. The Equity shares of Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are not listed on any Stock Exchange. Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are Subsidiaries of the Company.

Details of the above referred Companies

Industry

The above investee companies primarily focus on Electricity business. Electricity is a significant driver of economic growth. Creation of world-class power infrastructure is a prerequisite for sustained development of the economy. The availability of reliable and quality power at competitive costs acts as a catalyst for rapid economic growth, spurring the creation of millions of jobs in agriculture, industry, trade and services. The domestic power sector is adversely affected by huge capacity shortages, high level of transmission, distribution and commercial losses, lack of grid discipline, excessive workforce, ageing networks, and lack of commercial orientation. It is against this backdrop that the Electricity Act, 2003, the single most important piece of legislation for the domestic power sector, came in to force in June 2003. The Act aims at liberalizing the power sector, by creating a vibrant and progressive legislative framework to facilitate India's economic growth. The Act provides a comprehensive and flexible legislative framework for the development of the sector, and envisages a gradual shift towards a competitive market in the power sector. The Central Government has followed the enactment of the Electricity Act with other major reform initiatives during the period under review, which include:

- Thrust on capacity creation in generation (100,000 MW thermal and 50,000 MW hydro initiatives)
- Notification of National Electricity Policy and National Tariff Policy
- Issue of Guidelines for Determination of Tariff by Bidding Process for Procurement of Power by distribution licensees
- Notification of Constitution and Functions of National Load Dispatch Centre
- Notification of rules regarding credit worthiness, capital adequacy and code of conduct for distribution licensees
- Launch of nation-wide Rural Electricity Infrastructure and Household Electrification Programme- Rajiv Gandhi Gramin Vidyutikaran Yojana

The Government has also formulated a roadmap for increased participation by the private sector in the power industry leading to the development of the national power sector. The objective of Government of India's Vision 2012 is 'Quality and affordable power for all by 2012'.

Reliance Energy Limited (REL)

Reliance Energy Limited, formerly known as BSES Limited, was incorporated on October 1, 1929. The Equity shares of REL are listed on BSE and NSE.

REL is India's leading integrated power utility Company in the private sector. It has a significant presence in generation, transmission and distribution of power in Maharashtra, Goa and Andhra Pradesh. REL also provide a portfolio of value-added services in electrical contracting, engineering, procurement and construction contracts.

REL and its affiliate companies generate about 941 MW electricity from following power plants (i) 2x250 MW multi fuel based thermal power station at Dahanu near Mumbai (ii) 7.59 MW Wind Farm at Jogimatti in the district of Chitradurga in Karnataka (iii) 220 MW combined cycle power plant at Samalkot in Andhra Pradesh (iv) 165 MW combined cycle power station at Kochi, Kerala, and (v) 48 MW naptha based combined cycle power plant at Goa.

REL, holds a licence from the State government of Maharashtra to distribute electricity in the suburbs and surrounding areas of Mumbai. The Licence is valid until 2011. REL has applied for an extension to its licence until 2021. REL is the major supplier to consumers of electricity up to 1,000 KVA within its licensed area. The Mumbai area which covers 384 sq km with a population of approximately 9 million, accounts for approximately 2.4 million customers as at 31 March 2005.

REL's EPC and Contracts Division undertakes engineering, procurement and construction contracts on a turnkey basis, and other value added services for major public and private sector projects both in India and abroad

REL has significant interests in two distribution companies, being 51:49 joint ventures between REL and Delhi Power Company Limited, a Government of the National Capital Territory of Delhi entity, which collectively account for 1.7 million customers in a geographic area of 900 square kilometres with an estimated population of about 7 million. REL also has interests in three distribution companies, being 51:49 joint ventures between REL and State Government of Orissa, which collectively account for approximately 0.8 million customers in a geographic area of 123,000 sq km. REL also has significant interests in BSES Kerala Power Limited, which has a 165 MW naptha based combined cycle power station at Kochi in Kerala. Some of these companies have incurred huge losses and/or are facing cash flow constraints. If significant losses are incurred consistently by these companies or the companies are not able to resolve cash flow issues affecting them, the value of REL's investment in them could substantially be eroded. Reliance Energy Generation Limited (REGL), a 50:50 joint venture between REL and other Reliance Anil Dhirubhai Ambani Group companies, as approved by the Board of Directors of REL in 2005, has announced setting up in phases of a gas based 5600 MW power generation project in Dhirubhai Ambani Energy City, near Dadri, Ghaziabad district, Uttar Pradesh. The project is in the planning stage. REGL's 100% subsidiary viz. Maharashtra Energy Generation Limited has announced setting up of a 4000 MW (with initial phase of 1400 MW) gas based power generation project in Shahapur, Raigad district, Maharashtra. The project is in the planning stage.

Shareholding Pattern of REL as on December 31, 2005 is set forth below:

	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	102,919,963	50.97
B	Non Promoters holding	98,984,288	49.03
C	Grand Total	201,904,251	100

Board of Directors

The Board of Directors of REL is set forth below:

Anil D. Ambani	Chairman & Managing Director
Satish Seth	Executive Vice Chairman
J. P. Chalasani	Director (Business Development)
S. C. Gupta	Director (Operations)
V. R. Galkar	Director
Gen V.P. Malik	Director
S. L. Rao	Director
Dr. Leena Srivastava	Director

Financial Performance of REL:

Rs Crore

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	2759	3583	4593	3,383.43
PAT	162	367	520	480.47
Equity Capital	138	175	186	201.94
Reserves	2426	4936	5586	-
EPS(Rs.)	9	26	28	24.30
Book Value(Rs.)	186.13	291.79	310.32	-

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of REL are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited

Monthly High & Low price of the Equity Shares of REL at BSE

Month	High (Rs)	Low (Rs)
August 2005	659.50	563.25
September 2005	614.00	533.00
October 2005	593.50	496.00
November 2005	611.25	515.00
December 2005	664.14	573.00
January 2006	700.60	585.20

Reliance Power Limited (RPL)

Date of Incorporation : May 6, 1994

Principal Business : RPL was incorporated with main objects relating to Generation and Distribution of Power, however the company has not yet commenced revenue operations.

Shareholding Pattern of RPL as on December 31, 2005 is set forth below:

	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	50,000	100
B	Non Promoters holding	-	-
C	**Grand Total**	50,000	100

Board of Directors

The Board of Directors of RPL is set forth below:

- Virendra K. Gandhi
- K. G. Ramanathan
- Dr. D.V. Kapur
- Yogesh J. Desai
- Balasubramanian

Financial Performance of RPL:

(Amount in Rs)

Particulars	2002-03	2003-04	2004-05
Sales & Other Income	-	-	-
PAT	-	-	-
Equity Capital	5,00,000	5,00,000	5,00,000
Reserves	3,051	3,051	3,051
EPS(Rs.)	-	-	-
Book Value(Rs.)	10.06	10.06	10.06

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of RPL are not listed at any Stock Exchange.

Hirma Power Limited (HPL)

Date of Incorporation : December 27, 1995

Principal Business : HPL was incorporated with main objects relating to Generation and Distribution of Power, however the company has not yet commenced revenue operations.

Shareholding Pattern of HPL as on December 31, 2005 is set forth below:

	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	4,23,268	100
B	Non Promoters holding	-	-
C	Total	4,23,268	100

Board of Directors

The Board of Directors of HPL is set forth below:

- K. S. Sundara Raman
- Subramaniam
- Sanjay Punkhia
- J. P. Chalasani

Financial Performance of HPL:

The company has not yet commenced revenue operations

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of HPL are not listed at any Stock Exchange.

Jayamkondam Power Limited (JPL)

Date of Incorporation : August 19, 1998

Principal Business : JPL was incorporated with main objects relating to Generation and Distribution of Power, however the company has not yet commenced any major revenue operations.

Shareholding Pattern of as on as on December 31, 2005 is set forth below:

	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	50,000	100
B	Non Promoters holding	-	-
C	Grand Total	50,000	100

Board of Directors

The Board of Directors of JPL is set forth below:

- S.Appaswami
- N.Rangarajarathinam
- V.Subramaniam
- Atul Kumar Tandon
- J. P. Chalasani

Financial Performance of JPL:

The company has not yet commenced revenue operations

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of JPL are not listed at any Stock Exchange.

Reliance Thermal Energy Limited (RTEL)

Date of Incorporation : October 1, 1997

Principal Business : RTEL was incorporated with main objects relating to Generation and Distribution of Power, However the company has not yet commenced any major revenue operations.

Shareholding Pattern of RTEL as on December 31, 2005 is set forth below:

	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	50,000	100
B	Non Promoters holding	-	-
C	**Grand Total**	50,000	100

Board of Directors

The Board of Directors of RTEL is set forth below:

- Subramaniam
- K .S. Sundara Raman
- Surendra Pipara
- Samir Raval

Financial Performance of RTEL:

The company has not yet commenced revenue operations

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of RTEL are not listed at any Stock Exchange.

Except as described below, in relation to the persons named as Promoters, to the best of knowledge of the Company, there are no outstanding material litigations against or any disputes, tax liabilities, non payment of statutory dues, overdues to banks / financial institutions, defaults against banks / financial institutions, defaults in dues towards instrument holders like debenture holders, fixed deposits and arrears on cumulative preference shares issued by the Company, defaults in creation of full security as per terms of issue/ other liabilities, proceedings initiated for economic/ civil/ any other offences (including past cases where penalties may or may not have been awarded and irrespective of whether they are specified under paragraph (i) of part 1 of Schedule XIII of the Companies Act, 1956), no disciplinary action has been taken by SEBI / Stock Exchanges against the Company, its Directors, its promoters, and the companies/firms promoted by the Promoters.

1. Pending litigation in which Promoters were associated:

For Non Conversion of the Optionally Fully Convertible Debentures (OFCDs) issued by the erstwhile Reliance Polypropylene Limited, Santosh Tyagi, a holder of OFCDs filed a Criminal Case No. 14 of 1995 before the Special Court for Economic Offences, Jaipur, under Section 63 of the Companies Act alleging false statements alleged to have been made in the prospectus pertaining to issue of the OFCDs. The Special Court has taken cognizance of the offence alleged and issued summons interalia to Anil Ambani. Against the Order taking cognizance, the Accused have filed a Revision before the Sessions Court which is pending disposal.

For Non Conversion of the Optionally Fully Convertible Debentures of the erstwhile Reliance Polyethylene Limited, Jairam Jangid has filed a Criminal Case No. 60 of 1998 before the Special Court for Economic Offences, Jaipur, under Section 63 of the Companies Act alleging false statements alleged to have been made in the prospectus pertaining to issue of the OFCDs. The Special Court has taken cognizance and issued summons interalia to Anil Ambani. The High Court of Rajasthan at Jaipur, pending the disposal of the Petition filed by Anil Ambani for quashing the prosecution, has stayed the proceedings before the Special Court.

For the alleged non transfer of 200 shares of erstwhile Reliance Petroleum Limited, on a Complaint filed by one Shri Bharat Bhushan Singh, the Chief Judicial Magistrate, Patna, has taken cognizance of the offences alleged and issued summons, interalia, Anil Ambani under Section 403 and 420 read with section 120-B of Indian Penal Code. Pending the disposal of a Petition filed by the Accused for quashing the prosecution, the Hon'ble Patna High Court, has stayed the Criminal proceedings before the Chief Judicial Magistrate, Patna.

2. Reliance Capital Limited:

Dhyan Investments and Trading Company Limited ("Dhyan" for short) incorporated on 17th May 1991, was a wholly owned subsidiary of Reliance Capital Limited (then known as Reliance Capital and Finance Trust Limited) between January 1992 and January 1993. Since January 1993 Reliance Capital Limited ceased to hold any shares in Dhyan. By an Order dated 17.01.2001 the Special Court in a Misc. Petition No. 74 of 1995 filed by Canfina against Citibank, Hiten Dalal, Dhyan and two officers of Canfina ("Defendants" for short) interalia held the Defendants jointly and severally were liable to pay to Canfina a sum of Rs.22.12 Crores alongwith interest thereon in connection with certain transactions pertaining to Canpremium and Candouble securities which had been transacted in May 1992. The Appeals preferred by Citibank, Hiten Dalal, Dhyan and one Officer of Canfina in the Supreme Court have been admitted and are pending disposal. Citibank has deposited the entire decretal amount with Canara Bank to secure the decree. CBI has alleged criminal conspiracy among Hiten Dalal, Dhyan, two officers of Canfina and two officers of Citibank arising out of the facts alleged in the above Petition and filed a case in the Special Court. No charges have been framed. By a Notification dated 20.11.2001, Dhyan was notified under Section 3(2) of the Special Court Act, 1992. Dhyan has filed before the Special Court a Misc. Petition No. 25 of 2001 challenging the said notification and applied for being denotified. The said Petition is pending disposal.

3. Reliance Energy Limited:

From time to time, REL experiences routine litigation and disputes with counter parties in its normal course of business, which are typical that are experienced by power utilities. However, REL believes that none of such pending routine litigation or disputes either individually or in the aggregate will have a material adverse effect on the business or financial condition or results of operation of the company. However the Major pending litigation, which will also not have any material adverse effect on the business or financial condition of the Company, are summarized below:

Standby Charges.

From the year 1998, a dispute over sharing of standby charges payable to MSEB is pending between REL and The Tata Power Company Limited (TPC). On remand by the Hon'ble Supreme Court, The Maharashtra Electricity Regulatory Commission (MERC) by its Order dated 31st May 2004 decided the issue and directed REL and TPC to share the same in the ratio of 23:77 and further directed TPC to refund Rs. 322 crore to REL i.e the excess amount paid/deposited by REL. REL and TPC has challenge the said order of MERC by filing first Appeal before the Appellate Tribunal for Electricity. Appeals are pending.

TPC License interpretation.

It is the contentions of REL that TPC has no license to supply electricity to retail consumers. MERC by its Order dated 3rd July 2003 has held that TPC has a license to supply to all consumers but has restrained TPC from supplying electricity to new consumers whose maximum demand is less than 1000 KVA till level playing field is created. The said Order has been challenged by REL and also by TPC by filing Appeal before the Appellate Tribunal for Electricity. Appeals are pending.

Take or pay and additional energy charges.

TPC in March 2002 has filed a petition before MERC claiming Rs. 125 crore from REL towards "Take or Pay and Additional Energy Charges" pursuant to Principle of Agreement dated 31st January 1998. REL is of the view that this amount is not payable to TPC. The Petition is pending before MERC.

Rebate Issues.

To retain high value consumers and prevent their migration to TPC ,REL offered to its consumers certain rebate with effect from 1998. TPC challenged the decision of REL and filed a petition before MERC. MERC by its Order dated 20th February 2004 disallowed such rebate and treated this rebate of Rs. 350 crore as a notional income while computing the Aggregate Revenue Requirement for the period FY 1998 to FY 2004. REL has challenged the said Order by filing Appeal before the Appellate Tribunal for Electricity. The said Appeal is admitted and pending for hearing.

Flue Gas Desulphurization (FGD) at DTPS.

As directed by the Dahanu Taluka Environment Protection Authority (DTEPA) REL is in process of putting FGD plant at its Dahanu Thermal Power Station. For due compliance of the said Order of DTEPA, the Company was directed by the Bombay High Court to give a Bank Guarantee of Rs. 100 crore to Bombay High Court. REL has given the said Bank Guarantee.

Following is the summary position of pending litigation matters in respect of Income tax:

(a) Appeals pending at Income Tax Appellate Tribunal (ITAT):

Assessment Year 1988-89: Appeal involving aggregate amount of Rs.2.53 crores and tax impact of Rs.0.19 crores; Assessment Year 1991-92: Total four Appeals involving aggregate amount of Rs.21.86 crores & tax impact of Rs.11.31 crores; Assessment Year 1993-94: Total seven Appeals involving aggregate amount of Rs.52.76 crores & tax impact of Rs.27.31 crores; Assessment Year 1994-95: Total eight Appeals involving aggregate amount of Rs.101.22 crores & tax impact of Rs.52.38 crores; Assessment Year 1995-96: Total eight Appeals involving aggregate amount of Rs.153.25 crores & tax impact of Rs.70.50 crores; Assessment Year 1996-97: Total five Appeals involving aggregate amount of Rs.14.28 crores & tax impact of Rs.6.58 crores; Assessment Year 1997-98: Total four Appeals involving aggregate amount of Rs.33.66 crores & tax impact of Rs.14.47 crores; Assessment Year 1998-99: Total nine Appeals involving aggregate amount of Rs.52.18 crores & tax impact of Rs.0.08 crores; Assessment Year 1999-00: Total twelve Appeals involving aggregate amount of Rs.52.83 crores & tax impact of Rs.25.46 crores; Assessment Year 2000-01: Total ten Appeals involving aggregate amount of Rs.177.51 crores & tax impact of Rs.67.98 crores; Assessment Year 2001-02: Total thirteen Appeals involving aggregate amount of Rs.102.69 crores & tax impact of Rs.39.80 crores; and Assessment Year 2002-03: Total two Appeals involving tax impact of Rs.0.10 crores.

(b) Appeals pending at CIT (A) :

Assessment Year 2002-03: Total fourteen Appeals involving aggregate amount(addition/disallowance) of Rs.604.15 crores & tax impact of Rs.39.87 crores; and Assessment Year 2003-04: Total fifteen Appeals involving aggregate amount of Rs.360.33 crores & tax impact of Rs.19.92 crores.

(c) Appeals pending at High Court :

Assessment Year 1978-79: Total two Appeals involving aggregate amount of Rs.1.06 crores; Assessment Year 1979-80: Appeal involving aggregate amount of Rs.5.36 crores; Assessment Year 1980-81: Total two Appeals involving aggregate amount of Rs.4.08crores; and Assessment Year 1983-84: Total two Appeals involving aggregate amount of Rs 0.52 crores.

4. Other group companies

Apart from the above companies, the other material companies in the group are as under:

- Reliance Infocomm Limited
- Reliance Communication Infrastructure Limited
- Reliance Telecom Limited

Details of material litigation and defaults of the above Companies, as may be applicable, will be disclosed in the Information Memorandum to be filed with the Stock Exchanges by Reliance Communication Ventures Limited, a Resulting Company which has been vested with the shareholding in the said companies, as part of demerger of Telecommunication Undertaking in terms of the Scheme and which is in the process of listing its shares.

GOVERNMENT APPROVALS

No government license / approval is required by the Company to carry on its activity.

Authority for the Scheme

The Honorable High Court of Judicature at Bombay, by its Order dated December 9, 2005 has approved the Scheme of Arrangement between Reliance Industries Limited ("RIL") and Reliance Capital Ventures Limited, Reliance Energy Ventures Limited (REVL), Global Fuel Management Services Limited (since renamed as Reliance Natural Resources Limited), and Reliance Communication Ventures Limited and their respective shareholders and creditors (the "Scheme").

Prohibition by SEBI

The Company, its directors, its promoters, other companies promoted by the promoters and companies with which the Company's directors are associated as directors have not been prohibited from accessing the capital markets under any order or direction passed by SEBI.

Caution

The Company accepts no responsibility for statements made otherwise than in the Information Memorandum or in the advertisements to be published in terms of Clause 8.3.5.4 of SEBI (DIP) Guidelines, 2000 or any other material issued by or at the instance of the Company and anyone placing reliance on any other source of information would be doing so at his or her own risk. All information shall be made available by the Company to the public and investors at large and no selective or additional information would be available for a section of the investors in any manner.

Disclaimer Clause of the BSE

As required, a copy of this Information Memorandum has been submitted to BSE. The BSE has vide its letter dated September 9, 2005, has approved the said Scheme under Clause 24(f) of the Listing Agreement and by virtue of that approval the BSE's name in this Information Memorandum has been incorporated as one of the Stock Exchanges on which the Company's securities are proposed to be listed.

The BSE does not in any manner:

- warrant, certify or endorse the correctness or completeness of any of the contents of this Information Memorandum; or
- warrant that this Company's securities will be listed or will continue to be listed on the BSE; or
- take any responsibility for the financial or other soundness of this Company, its promoters, its management or any scheme or project of this Company;

and it should not for any reason be deemed or construed to mean that this Information Memorandum has been cleared or approved by the BSE. Every person who desires to apply for or otherwise acquire any securities of this Company may do so pursuant to independent inquiry, investigation and analysis and shall not have any claim against the BSE whatsoever by reason of any loss which may be suffered by such person consequent to or in connection with such subscription/ acquisition whether by reason of anything stated or omitted to be stated herein or for any other reason whatsoever.

Disclaimer Clause of the NSE

As required, a copy of this Information Memorandum has been submitted to NSE. The NSE has vide its letter dated September 9, 2005, has approved the said Scheme under Clause 24(f) of the Listing Agreement and by virtue of that approval the NSE's name in this Information Memorandum has been incorporated as one of the Stock Exchanges on which the Company's securities are proposed to be listed.

As required, a copy of the Information Memorandum has been submitted to NSE. It is to be distinctly understood that it should not in any way be deemed or construed that this Information Memorandum has been cleared or approved by NSE; nor does it in any manner warrant, certify or endorse the correctness or completeness of any of the contents of the Information Memorandum; nor does it warrant that our securities will be listed or will continue to be listed on the NSE; nor does it take any responsibility for the financial or other soundness of this Company, its promoters, its management or any scheme or project of this Company.

Every Person who desires to acquires any of our securities may do so pursuant to independent inquiry, investigation and analysis and shall not have any claim against NSE whatsoever by reason of any loss which may be suffered by such Person consequent to or in connection with such subscription/acquisition whether by reason of anything stated or omitted to be stated herein or any other reason whatsoever.

Filing

Copies of this Information Memorandum have been filed with BSE and NSE on February 13, 2006.

Listing

Application will be made to BSE and NSE for permission to deal in and for an official quotation of the Equity Shares of the Company. The Company has nominated BSE as the Designated Stock Exchange for the aforesaid listing of the shares.

The Company shall ensure that all steps for the completion of necessary formalities for listing and commencement of trading at all the Stock Exchanges mentioned above.

Demat Credit

The Company has executed Agreements with NSDL and CDSL for admitting its securities in demat form. On January 27, 2006 the Company made allotment of the equity shares and such shares were allotted in demat form to those shareholders who have provided necessary details to the Company and/or who were holding their shares in RIL in demat form, as on the Record Date.

Dispatch of Share Certificates

Upon allotment of Shares to eligible shareholders pursuant to the Scheme on January 27, 2006, the Company dispatched share certificates to those shareholders who were holding shares in RIL in physical form, as on the Record Date.

Expert Opinions

Save as stated elsewhere in this Information Memorandum, we have not obtained any expert opinions.

Previous rights and public issues

The Company has not made any public or rights issue since incorporation.

Commission and brokerage on previous issues

Since the Company has not issued shares to the public in the past, no sum has been paid or has been payable as commission or brokerage for subscribing to or procuring or agreeing to procure subscription for any of the Equity Shares since its inception.

Companies under the Same Management

There is no company under the same management within the meaning of erstwhile Section 370 (1B) of the Companies Act.

Promise vis-à-vis performance

This is for the first time the Company is getting listed on the Stock Exchange.

Outstanding debentures or bonds and redeemable preference shares and other instruments issued by the issuer Company

There are no outstanding debentures or bonds and redeemable preference shares and other instruments issued by the Company.

Stock Market Data for Equity shares of the Company

Equity shares of the Company are not listed on any stock exchanges. The Company is seeking approval for listing of its shares through this Information Memorandum

Disposal of Investor Grievances

Karvy Computershare Private Limited (Karvy) are the Registrars and Transfer Agents of the Company. Karvy has set up 18 Investor Relation Centres (IRCs) across the country to accept the documents/requests/complaints from the investors/shareholders of the Company.

The letters that are accepted at the IRCs are forwarded to the Central Processing Unit of Karvy's Hyderabad office. Documents/Letters are also received from the Investors directly at Hyderabad by courier/post.

All documents are received at the inward department, where the same are classified based on the nature of the queries/actions to be taken and coded accordingly. The documents are then electrnonically captured before forwarding to the respective processing units.

The documents are processed by professionally trained personnel. Subsequent to the completion of the process the documents are scrutinized thoroughly by independent firm(s) of Chartered Accountants appointed by the company.

The company has set up service standards for each of the various processors involved such as effecting the transfer/dematerialisation of securities/change of address ranging from 3-7 days. Karvy maintains an agewise analysis of the process to ensure that the standards are duly adhered to.

The Company has appointed Abhijit Banerjee, Deputy Company Secretary as the Compliance Officer and he may be contacted in case of any problems. He can be contacted at the following address:

Abhijit Banerjee
Reliance Energy Ventures Limited,
H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 0710.
Telephone: 022-3038 6010
Fax: 022- 3037 6622
Email : abhijit.banerjee@rel.co.in

"ADA" means Anil Dhirubhai Ambani, son of late Dhirubhai H. Ambani.

"ADA Group" means ADA and his Affiliates and the term "ADA Group Members" shall mean any one of them.

"Affiliate" of ADA or ADA Group means and includes:

a. ADA, his wife, his lineal and blood descendants, spouses of such lineal and blood descendants and children and grand children including step or adoptive, family trusts and Hindu Undivided Family; and

b. Any company, firm, body corporate, association of persons, associates or other entity controlled, directly or indirectly by ADA or ADA Group as the case may be.

21. TRANSFER AND TRANSMISSION OF SHARES

(a) The Company shall keep a "Register of Transfers" and shall have recorded therein fairly and distinctly particulars of every transfer or transmission of any Share, Debenture or other Security held in a material form.

(b) Every instrument of transfer of Shares shall be in writing in the usual common form or in such form as may be prescribed under Section 108 of the Act and shall be delivered to the Company within such time as may be prescribed under the Act.

(c) (i) An application for the registration of a transfer of the Shares in the Company may be made either by the transferor or the transferee.

(ii) Where the application is made by the transferor and relates to partly paid Shares, the transfer shall not be registered unless the Company gives notice of the application to the transferee and the transferee makes no objection to the transfer within two weeks from the receipt of the notice.

(d) Every such instrument of transfer shall be executed both by the transferor and the transferee and attested and the transferor shall be deemed to remain the holder of such Share until the name of the transferee shall have been entered in the Register of Members in respect thereof.

(e) The Board shall have power on giving not less than seven days previous notice by advertisement in a newspaper circulating in the city, town or village in which the Office of the Company is situated to close the transfer books, the Register of Members and/or Register of Debenture-holders at such time or times and for such period or periods, not exceeding thirty days at a time and not exceeding in the aggregate forty-five days (45) in each year, as it may deem expedient.

(f) Subject to the provisions of Sections 111 and 111A of the Act, or any statutory modification of the said provisions for the time being in force and any other Requirements of Law, the Board may, at its own absolute and uncontrolled discretion and without assigning any reason, decline to register or acknowledge any transfer of Shares and in particular may so decline in any case in which (i) the proposed transferee is a Person who is not permitted by any applicable law, regulation or guideline or any Requirements of Law, to acquire securities of the Company or (ii) if the Company has a lien upon the Shares or any of them or (iii) whilst any moneys in respect of the Shares desired to be transferred or any of them has remained unpaid or not or unless the transferee is approved by the Board and such refusal shall not be affected by the fact that the proposed transferee is already a Member. But in such cases it shall, within one (1) month from the date on which the instrument of transfer was lodged with the Company send to the transferee and the transferor notice of refusal to register such transfer. The registration of a transfer shall be conclusive evidence of the approval of the Board of the transferee.

Provided that registration of a transfer shall not be refused on the ground of the transferor being either alone or jointly with any other Person or Persons indebted to the Company on any account whatsoever except where the Company has a lien on Shares.

(g) Subject to the provisions of the Act and these Articles, the Directors shall have the absolute and uncontrolled discretion to refuse to register a Person entitled by transmission to any Shares or his

nominee as if he were the transferee named in any ordinary transfer presented for registration, and shall not be bound to give any reason for such refusal and in particular may also decline in respect of Shares upon which the Company has a lien.

(h) Transfer of Shares in whatever lot should not be refused, though there would be no objection to the Company refusing to split a share certificate into several scrips of any small denominations or to consider a proposal for transfer of Shares comprised in a share certificate to several Members, involving such splitting, if on the face of it such splitting/transfer appears to be unreasonable or without a genuine need. The Company should not, therefore, refuse transfer of Shares in violation of the stock exchange listing requirements on the ground that the number of Shares to be transferred is less than any specified number.

(i) In the case of the death of any one or more of the Members named in the Register of Members as the joint-holders of any Share, the survivors shall be the only Member or Members recognized by the Company as having any title to or interest in such Share, but nothing herein contained shall be taken to release the estate of a deceased joint-holder from any liability on Shares held by him jointly with any other Person.

(j) The Executors or Administrators or holder of the Succession Certificate or the Legal Representatives of a deceased Member, (not being one of two or more joint-holders), shall be the only Members recognized by the Company as having any title to the Shares registered in the name of such Member, and the Company shall not be bound to recognize such Executors or Administrators or holders of Succession Certificate or the Legal Representatives unless such Executors or Administrators or Legal Representatives shall have first obtained Probate or Letters of Administration or Succession Certificate, as the case may be, from a duly constituted court in the Union of India, provided that the Board may in its absolute discretion dispense with production of Probate or Letters of Administration or Succession Certificate, upon such terms as to indemnity or otherwise as the Board may in its absolute discretion deem fit and may under these Articles register the name of any Person who claims to be absolutely entitled to the Shares standing in the name of a deceased Member, as a Member.

(k) The Board shall not knowingly issue or register a transfer of any share to a minor or insolvent or Person of unsound mind.

(l) Subject to the provisions of Articles, any Person becoming entitled to Shares in consequence of the death, lunacy, bankruptcy of any Member or Member, or by any lawful means other than by a transfer in accordance with these Articles, may with the consent of the Board, (which it shall not be under any obligation to give), upon producing such evidence that he sustains the character in respect of which he proposes to act under this Article, or of his title, as the Board thinks sufficient, either be registered himself as the holder of the Shares or elect to have some Person nominated by him and approved by the Board, registered as such holder; provided nevertheless, that if such Person shall elect to have his nominee registered, he shall testify the election by executing in favour of his nominee an instrument of transfer in accordance with the provisions herein contained and until he does so, he shall not be freed from any liability in respect of the Shares.

(m) A Person becoming entitled to a Share by reason of the death or insolvency of a Member shall be entitled to the same Dividends and other advantages to which he would be entitled if he were the registered holder of the Shares, except that he shall not, before being registered as a Member in respect of the Shares, be entitled to exercise any right conferred by membership in relation to meetings of the Company; PROVIDED THAT the Directors shall, at any time, give notice requiring any such Person to elect either to be registered himself or to transfer the Shares, and if the notice is not complied with within ninety days, the Directors may thereafter withhold payment of all Dividends, bonuses or other moneys payable in respect of the Shares until the requirements of the notice have been complied with.

(n) Every instrument of transfer shall be presented to the Company duly stamped for registration accompanied by such evidence as the Board may require to prove the title of the transferor, his right to transfer the Shares and every registered instrument of transfer shall remain in the custody of the Company until destroyed by order of the Board.

(o) In case of transfer and transmission of Shares or other marketable securities where the Company has not issued any certificates and where such Shares or Securities are being held in any electronic and fungible form in a Depository, the provisions of the Depositories Act, 1996 shall apply.

(p) Before the registration of a transfer, the certificate or certificates of the Share or Shares to be transferred must be delivered to the Company along with (save as provided in Section 108 of the Act) a properly stamped and executed instrument of transfer.

(q) No fee shall be payable to the Company, in respect of the transfer or transmission of Shares, or for registration of any power of attorney, probate, letters of administration and succession certificate, certificate of death or marriage or other similar documents.

(r) The Company shall incur no liability or responsibility whatsoever in consequence of its registering or giving effect to any transfer of Shares made or purporting to be made by any apparent legal owner thereof, (as shown or appearing in the Register of Members), to the prejudice of a Person or Persons having or claiming any equitable right, title or interest to or in the said Shares, notwithstanding that the Company may have had any notice of such equitable right, title or interest or notice prohibiting registration of such transfer, and may have entered such notice or referred thereto, in any book of the Company and the Company shall not be bound or required to regard or attend or give effect to any notice which may be given to it of any equitable right, title or interest or be under any liability whatsoever for refusing or neglecting so to do, though it may have been entered or referred to in some book of the Company but the Company shall nevertheless be at liberty to regard and attend to any such notice, and give effect thereto if the Board shall so think fit.

(s) The provision of these Articles shall subject to the provisions of the Act and any requirements of law *mutatis mutandis* apply to the transfer or transmission by operation of law to other Securities of the Company.

40. CHAIRMAN OF THE GENERAL MEETING

ADA, the Chairman of the Board shall preside as Chairman at every general meeting of the Company. In absence of ADA, or if he is not present within fifteen minutes after the time appointed for holding the meeting, or is unwilling to act as Chairman of the meeting, the Vice-Chairman of the Board shall preside as Chairman of the meeting. If there is no Chairman or Vice Chairman, or none of them are present within fifteen minutes after the time appointed for holding the meeting, or are unwilling to act as Chairman of the meeting, the directors present shall elect one of their number to be the Chairman of the meeting. If at any meeting no Director is willing to act as Chairman or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present shall choose one of their number to be the Chairman of the meeting. No business shall be discussed at any General Meeting except the election of a Chairman while the chair is vacant.

44. PROMOTERS OF THE COMPANY

ADA Group shall be the promoter of the Company as defined under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 or any other statute, rules, regulations, guidelines or provisions of law (including any amendments, modifications or re-enactment thereof, for the time being in force) and shall exercise control over the Company, as defined under any such law.

45. DIRECTORS

(a) Unless otherwise determined by the Company in the General Meeting, the number of Directors shall not be less than 3 (three) and not more than such number as may be stipulated by the Act for the time being in force.

(b) (.......) *Deleted*

46. CHAIRMAN OF THE BOARD OF DIRECTORS

(a) ADA shall be and shall continue as the non-retiring Chairman of the Board so long as he is willing to be a Director and Chairman of the Company and shall not be liable to retire by rotation. The Chairman shall preside at all meetings of the Board and the General Meetings of the Company. The Chairman shall have a casting vote in the event of a tie.

(b) In the event of Article (a) becomes inoperative as envisaged in Article 88(c) the Board of Directors of the Company shall be entitled to appoint one among themselves as Chairman of the Board and determine the period for which each of them to hold such office.

(c) In absence of ADA or any appointed or nominated Chairman, or in the event of their being unwilling to act as the Chairman at any meeting of the Board, the members present at the Board meeting shall designate one among themselves to preside at such meeting as Chairman.

(d) All the Directors shall exercise their voting rights to ensure that these Articles are implemented and acted upon by them to prevent the taking of any action by the Company or by any Member, which is contrary to or with a view or intention to evade or defeat the terms as contained in these Articles.

47. APPOINTMENT OF ALTERNATE DIRECTORS

Subject to Section 313 of the Act, any Director shall be entitled to nominate an alternate director to act for him during his absence for a period of not less than 3 months (subject to such person being acceptable to the Chairman). The Board may appoint such a person as an Alternate Director to act for a Director (hereinafter called "the Original Director") (subject to such person being acceptable to the Chairman) during the Original Director's absence for a period of not less than three months from the State in which the meetings of the Board are ordinarily held. An Alternate Director appointed under this Article shall not hold office for a period longer than that permissible to the Original Director in whose place he has been appointed and shall vacate office if and when the Original Director returns to the State. If the term of the office of the Original Director is determined before he so returns to the State, any provisions in the Act or in these Articles for automatic re-appointment shall apply to the Original Director and not to the Alternate Director.

48. CASUAL VACANCY AND ADDITIONAL DIRECTORS

Subject to the provisions of the Act and these Articles, the Board shall have the power at any time and from time to time to appoint any qualified Person to be a Director either as an addition to the Board or to fill a casual vacancy but so that the total number of Directors shall not at any time exceed the maximum number fixed under these Articles. Any Person so appointed as an addition shall hold office only up to the date of the next Annual General Meeting. Any person appointed to fill a casual vacancy shall hold office only up to the date to which the Original Director in whose place he is appointed would have held office if it had not been vacated but shall be eligible for election.

49. DEBENTURE OR LENDER DIRECTORS

If it is provided by a Trust Deed, securing or otherwise, in connection with any issue of Debentures of the Company, that any Person/ Lender or Persons/ Lenders shall have power to nominate a Director of the Company, then in the case of any and every such issue of Debentures, the Person/ Lender or Persons/ Lenders having such power may exercise such power from time to time and appoint a Director accordingly. Any Director so appointed is herein referred to a Debenture Director. A Debenture Director may be removed from office at any time by the Person/ Lender or Persons/ Lenders in whom for the time being is vested the power under which he was appointed and another Director may be appointed in his place. A Debenture Director shall not be bound to hold any qualification shares.

50. NO QUALIFICATION SHARES FOR DIRECTORS

A Director shall not be required to hold any qualification Shares of the Company.

51. REMUNERATION OF DIRECTORS

(a) Subject to the provisions of the Act, a Managing Director or Managing Directors, and any other Director/s who is/are in the whole time employment of the Company may be paid remuneration either by a way of monthly payment or at a specified percentage of the net profits of the Company or partly by one way and partly by the other, subject to the limits prescribed under the Act.

(b) Subject to the provisions of the Act, a Director (other than a Managing Director or an Executing Director) may be paid remuneration either:

(i) by way of monthly, quarterly or annual payment, or

(ii) by way of commission.

(c) The remuneration payable to each Director for every Meeting of the Board or Committee of the Board attended by them shall be such sum as may be determined by the Board from time to time within the maximum limits prescribed from time to time by the Central Government pursuant to the first proviso to Section 310 of the Act.

52. SPECIAL REMUNERATION FOR EXTRA SERVICES RENDERED BY A DIRECTOR

If any Director be called upon to perform extra services or special exertions or efforts (which expression shall include work done by a Director as a member of any Committee formed by the Directors), the Board may arrange with such Director for such special remuneration for such extra services or special exertions or efforts either by a fixed sum or otherwise as may be determined by the Board and such remuneration may be either in addition to or in substitution for his remuneration otherwise provided.

53. TRAVEL EXPENSES OF DIRECTORS

The Board may allow and pay to any Director who is not a bonafide resident of the place where the meetings of the Board/committee meetings are ordinarily held and who shall come to such place for the purpose of attending any meeting, such sum as the Board may consider fair compensation for raveling, lodging and/ or other expenses, in addition to his fee for attending such Board Meetings/ committee meetings as above specified; and if any Director be called upon to go or reside out of his ordinary place of his residence on the Company's business, he shall be entitled to be repaid and reimbursed raveling and other expenses incurred in connection with the business of the Company.

54. CONTINUING DIRECTORS

The continuing Directors may act notwithstanding any vacancy in their body; but, if and so long as their number is reduced below the minimum number fixed by Article 45 hereof, the continuing Directors not being less than two may act for the purpose of increasing the number of Directors to that number, or of summoning a General Meeting, but for no other purpose.

55. REMOVAL OF DIRECTORS

The Members may by passing a special resolution remove a director, before the expiry of his period of office.

56. DIRECTORS MAY CONTRACT WITH COMPANY

(a) A Director or his relative, a firm in which such Director or relative is a partner, any other Person in such firm, or a private company of which the Director is a member or director may enter into any contract with the Company for the sale, purchase or supply of any goods, materials or services or for underwriting the subscription of any shares in, or Debentures, of the Company, provided that the prior sanction of the Board and the Central Government is obtained in accordance with Section 297 of the Act.

(b) No sanction however shall be necessary to: -

(i) any sale, purchase or lease of immovable property; or

(ii) any purchase of goods and materials from the Company, or the sale of goods or materials to the Company, by any such Director, relative, firm, partner or private Company as aforesaid for cash at prevailing market prices; or

(iii) any contract or contracts between the Company on one side and any such Director, relative, firm, partner or private company on the other, for sale, purchase or supply of any goods, materials and services, in which either the Company or the Director, relative, firm, partner or private company, as the case may be, regularly trades or does business, where the value of the goods and materials or the cost of such services do not exceed Rs.5,000 in the aggregate in any year comprised in the period of the contract or contracts.

Provided that in circumstances of urgent necessity, the Company may without obtaining the consent of the Board enter into any such contract or contracts with the Director, relative, firm, partner or private company, even if the value of such goods or materials or the cost of such services exceeds Rs.5,000 in the aggregate in any year comprised in the period of the agreement, if the consent of the Board shall be obtained to such contract or contracts at a Meeting within three months of the date on which the contract was entered into.

(c) The Director, so contracting or being so interested shall not be liable to the Company for any profit realized by any such contract or the fiduciary relation thereby established.

57. DISCLOSURE OF INTEREST

(a) A Director of the Company who is in any way, whether directly or indirectly concerned or interested in a contract or arrangement, or proposed contract or arrangement entered into or to be entered into by or on behalf of the Company, shall disclose the nature of his concern or interest at a Meeting of the Board in the manner provided in Section 299(2) of the Act; Provided that it shall not be necessary for a Director to disclose his concern or interest in any such contract or arrangement entered into or to be entered into with any other company where any of the Directors of the company or two or more of them together holds or hold not more than 2 per cent of the Paid-up Share Capital in the other company or the Company as the case may be. A general notice given to the Board by the Director, to the effect that he is a director or member of a specified body corporate or is a member of a specified firm and is to be regarded as concerned or interested in any contract or arrangement which may, after the date of the notice, be entered into with that body corporate or firm, shall be deemed to be a sufficient disclosure of concern or interest in relation to any contract or arrangement so made. Any such general notice shall expire at the end of the Financial Year in which it is given but may be renewed for a further period of one Financial Year at a time by a fresh notice given in the last month of the Financial Year in which it would have otherwise expired. No such general notice, and no renewal thereof shall be of effect unless, either it is given at a Meeting of the Board or the Director concerned takes reasonable steps to secure that it is brought up and read at the first Meeting of the Board after it is given.

(b) No Director shall as a Director, take any part in the discussion of, vote on any contract or arrangement entered into or to be entered into by or on behalf of the Company, if he is in any way, whether directly or indirectly, concerned or interested in such contract or arrangements; nor shall his presence count for the purpose of forming a quorum at the time of any such discussion or vote; and if he does vote, his vote shall be void; provided however that nothing herein contained shall apply to:-

(i) any contract or indemnity against any loss which the Directors, or any one or more of them, may suffer by reason of becoming or being sureties or a surety for the Company;

(ii) any contract or arrangement entered into or to be entered into with a public company or a private company which is subsidiary of a public company in which the interest of the Director consists solely,

(I) in his being –

(x) a director of such company, and

(y) the holder of not more than shares of such number or value therein as is requisite to qualify him for appointment as a Director thereof, he having been nominated as such Director by this Company, or

(II) in his being a member holding not more than 2 per cent of its Paid-up Share Capital.

(c) Subject to the provisions of Section 314 and other applicable provisions, if any, of the Act, any Director of the Company, any partner or relative of such Director, any firm in which such Director or a relative of such Director is a partner, any private company of which such Director is a director or member, and any director or manager of such private company, may hold any office or place of profit in the Company.

(d) The Company shall keep a Register in accordance with Section 301(1) of the Act and shall within the time specified in Section 301(2) of the Act enter therein such of the particulars as may be relevant having regard to the application thereto of Section 297 or Section 299 of the Act, as the case may be. The Register aforesaid shall also specify, in relation to each Director of the Company, the names of the bodies corporate and firms of which notice has been given by him under Article (c)(a). The Register shall be kept at the Registered Office of the Company and shall be open to inspection at such Office, and extracts may be taken therefrom and copies thereof may be required by any Member of the Company to the same extent, in the same manner, and on payment of the same fee as in the case of the Register of Members of the Company and the provisions of Section 163 of the Act shall apply accordingly.

(e) A Director may be or become a Director of any Company promoted by the Company, or on which it may be interested as a vendor, shareholder, or otherwise, and no such Director shall be accountable for any benefits received as director or shareholder of such Company except in so far as Section 309(6) or Section 314 of the Act may be applicable.

58. PROCEDURE, IF PLACE OF RETIRING DIRECTORS IS NOT FILLED UP

(a) If the place of the retiring Director is not so filled up and the meeting has not expressly resolved not to fill the vacancy, the meeting shall stand adjourned till the same day in the next week, at the same time and place, or if that day is a public holiday, till the next succeeding day which is not a public holiday, at the same time and place.

(b) If at the adjourned meeting also, the place of the retiring Director is not filled up and that meeting also has not expressly resolved not to fill the vacancy, the retiring Director shall be deemed to have been reappointed at the adjourned meeting, unless:-

(i) at that meeting or at the previous meeting a resolution for the reappointment of such Director has been put to the meeting and lost;

(ii) retiring Director has, by a notice in writing addressed to the Company or its Board of Directors, expressed his unwillingness to be so reappointed;

(iii) he is not qualified or is disqualified for appointment;

(iv) a resolution whether special or ordinary is required for the appointment or reappointment by virtue of any provisions of the Act.

(v) the proviso to subsection (2) of Section 263 of the Act is applicable to this case.

59. COMPANY MAY INCREASE OR REDUCE THE NUMBER OF DIRECTORS.

Subject to Article 45(a) and Section 252, 255, 258 and 259 of the Act and these Articles, the Company may, by Ordinary Resolution, from time to time, increase or reduce the number of Directors, and may alter their qualifications and the Company may, (subject to the provisions of Article 55), remove any Director before the expiration of his period of office and appoint another qualified in his stead. The person so appointed

shall hold office during such time as the Director in whose place he is appointed would have held the same if he had not been removed.

60. REGISTER OF DIRECTORS ETC.

(a) The Company shall keep at its Office, a Register containing the particulars of its Directors, Managing Directors, Manager, Secretaries and other Persons mentioned in Section 303 of the Act, and shall otherwise comply with the provisions of the said Section in all respects.

(b) The Company shall in respect of each of its Directors also keep at its Office a Register, as required by Section 307 of the Act, and shall otherwise duly comply with the provisions of the said section in all respects.

61. DISCLOSURE BY DIRECTOR OF APPOINTMENT TO ANY OTHER BODY CORPORATE.

(a) Every Director, (including a person deemed to be a Director by virtue of the Explanation to Sub-Section (1) of Section 303 of the Act), a Managing Director, Manager, or Secretary of the Company shall, within thirty days of his appointment to any of the above offices or as the case may be, relinquishment of, such offices, in any other body corporate disclose to the Company, the particulars relating to his office in the other body corporate which are required to be specified under Sub-Section (1) of Section 303 of the Act.

(b) Every Director and every person deemed to be a Director of the Company by virtue of sub-section (10) of Section 307 of the Act, shall give notice to the Company of such matters relating to himself as may be necessary for the purposes of enabling the Company to comply with the provisions of that Section.

62. MANAGING DIRECTOR(S)/ EXECUTIVE DIRECTOR(S)/ MANAGER

Subject to the provisions of the Act and of these Articles, the Board shall have power to appoint from time to time any of its members as Managing Director/s or Manager or Executive Director(s), of the Company for a fixed term not exceeding five years at a time and upon such terms and conditions as the Board thinks fit, and the Board may by resolution vest in such Managing Director/s or Manager or Executive Director(s), such of the powers hereby vested in the Board generally as it thinks fit, and such powers may be made exercisable for such period or periods and upon such conditions and subject to such restrictions as it may determine. The terms of appointment of Managing Director/s or Manager or Executive Director(s), shall be the terms on which such persons shall be appointed by the Board. The Managing Director/s or Manager or Executive Director(s), as the case may be, so appointed, shall be responsible for and in charge of the day to day management and affairs of the Company and subject to the provisions of the Act and these Articles, the Board shall vest in such Managing Director/s or Manager or Executive Director(s), as the case may be, all the powers vested in the Board generally.

63. PROVISIONS TO WHICH MANAGING DIRECTOR(S)/ EXECUTIVE DIRECTOR(S)/ MANAGER ARE SUBJECT

Notwithstanding anything contained herein, a Managing Director(s)/ Executive Director(s)/ Manager shall subject to the provisions of any contract between him and the Company be subject to the same provisions as to resignation and removal as the other Directors of the Company, and if he ceases to hold the office of a Director he shall ipso facto and immediately cease to be a Managing Director(s)/ Executive Director(s) / Manager, and if he ceases to hold the office of a Managing Director(s)/ Executive Director(s) / Manager he shall ipso facto and immediately cease to be a Director.

64. REMUNERATION OF MANAGING DIRECTOR(S) OR EXECUTIVE DIRECTOR(S) OR MANAGER

The remuneration of the Managing Director(s) or Executive Director(s) or Manager shall (subject to Sections 198, 269, 309, 310, 311 and other applicable provisions of the Act and of these Articles and of any contract between him and the Company) be fixed by the Directors, from time to time and may be by way of fixed salary and/or perquisites or commission or profits of the Company or by participation in such profits, or by any or all these modes or any other mode not expressly prohibited by the Act.

65. POWER AND DUTIES OF MANAGING DIRECTOR(S) OR EXECUTIVE DIRECTOR(S) OR MANAGER

Subject to the superintendence, control and direction of the Board, the day-to-day management of the Company shall be in the hands of the Managing Director(s) or Executive Director(s) or Manager in the manner as deemed fit by the Board and subject to the provisions of the Act, and these Articles, the Board may by resolution vest any such Managing Director(s) or Executive Director(s) or Manager with such of the powers hereby vested in the Board generally as it thinks fit and such powers may be made exercisable for such period or periods and upon such conditions and subject to the provisions of the Act, and these Articles confer such power either collaterally with or to the exclusion of or in substitution for all or any of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers.

66. PROCEEDINGS OF THE BOARD OF DIRECTORS

(a) The Board may meet for the dispatch of the business, adjourn and otherwise regulate its meetings on a date, time and venue as indicated by the Chairman, provided however, the Board shall meet once in every three calendar months and at least four times in a year in accordance with Section 285 of the Act or any statutory modifications thereof.

(b) The Company Secretary shall as and when, directed by the Chairman convene a meeting of the Board by giving a notice in writing to every Director.

(c) The Board of Directors may meet either at the Office of the Company, or at any other location in India or outside India as the Chairman may determine.

(d) Prior notice of every meeting of the Board shall be given in writing to every Director for the time being at his usual address in India and in the case of a Director resident outside India, at his address outside India and to his alternate, if any in India at his usual address in India.

(e) If permissible under applicable Requirements of Law, a Director may attend Board Meetings by any video or audio conferencing facility that permits simultaneous communication between participants.

67. QUORUM FOR BOARD MEETING

Subject to Section 287 of the Act, the quorum for a Meeting of the Board shall be presence of at least one-third of its total strength or two directors, whichever is higher.

Provided that where at any time the number of interested directors exceeds or is equal to two thirds of the total strength, the number of the remaining directors, that is to say, the number of directors who are not interested, present at the meeting being not less than two shall be the quorum.

68. ADJOURNED BOARD MEETING FOR WANT OF QUORUM

(a) If any duly convened Board Meeting cannot be held for want of a quorum, in terms of Article 0 above then such a meeting shall automatically stand adjourned till the same day in the next week, after the original Meeting at the same time and place, or if that day is a public holiday, on the next succeeding day which is not a public holiday to the same time and place Provided however, the adjourned meeting may be held on such other date and such other place as may be unanimously agreed by all the Directors.

(b) If in the event of a quorum once again not being available at such an adjourned meeting, the Directors present shall constitute the quorum and may transact business for which the meeting has been called.

69. QUESTIONS AT BOARD MEETINGS HOW DECIDED

(a) Questions arising at any meeting of the Board, other than as specified in these Articles, if any, shall be decided by a majority vote. In the case of an equality of votes, the Chairman shall have a second or casting vote.

(b) No regulation made by the Company in General Meeting, shall invalidate any prior act of the Board, which would have been valid if that regulation had not been made.

70. **POWERS OF THE BOARD**

Subject to the provisions of the Act and these Articles: -

(a) The Board of Directors shall be entitled to exercise all such power and to do all such acts and things as the Company is authorised to exercise and do.

(b) The Board of Directors is vested with the entire management and control of the Company, including as regards any and all decisions and resolutions to be passed, for and on behalf of the Company.

71. **COMMITTEES AND DELEGATION BY THE BOARD**

(a) Without prejudice to the powers conferred by the other Articles and so as not to in any way to limit or restrict those powers, the Board may, subject to the provisions of Section 292 of the Act, delegate any of their powers to the Managing Director(s), the Executive Director(s) or Manager or the Chief Executive Officer of the Company. The Managing Director(s), the Executive Director(s) or the Manager or the Chief Executive Officer(s) as aforesaid shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed on them by the Board and all acts done by them in exercise of the powers so delegated and in conformity with such regulations shall have the like force and effect as if done by the Board.

(b) Subject to the provisions of the Act, any requirements of law and anything stated in these Articles the Board may delegate any of their powers to Committees of the Board consisting of such member or members of the Board as it thinks fit, and it may from time to time revoke and discharge any such committee of the Board either wholly or in part and either as to persons or purposes, but every Committee of the Board so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed on it by the Board. All acts done by any such Committee of the Board in conformity with such regulations and in fulfillment of the purposes of their appointment but not otherwise, shall have the like force and effect as if done by the Board.

(c) (............) *Deleted*

(d) The Meetings and proceedings of any such Committee of the Board consisting of two or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Directors, so far as the same are applicable thereto and are not superseded by any regulation made by the Directors under the last preceding Article.

72. **ACTS OF BOARD OR COMMITTEE VALID NOTWITHSTANDING INFORMAL APPOINTMENT**

All acts done at any Meeting of the Board or of a Committee of the Board, or by any person acting as a Director shall notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of such Director or persons acting as aforesaid, or that they or any of them were disqualified or had vacated office or that the appointment of any of them had been terminated by virtue of any provisions contained in the Act or in these Articles, be as valid as if every such person had been duly appointed, and was qualified to be a Director and had not vacated his office or his appointment had not been terminated. Provided that nothing in this Article shall be deemed to give validity to acts done by a Director after his appointment has been shown to the Company to be invalid or to have been terminated.

73. **RESOLUTION BY CIRCULAR**

Subject to Sections 289 and 292 of the Act and the provisions as contained in these Articles, no resolution shall be deemed to have been passed by the Board or by a Committee thereof by circulation, unless the resolution has been circulated in draft together with the necessary papers, if any, to all Directors, or to all members of the Committee, whether in India or not (not being less in number than the quorum fixed for a meeting of the Board or Committee, as the case may be), and to all other Directors or members of the

Committee at their usual address in India or elsewhere, and has been approved by all such Directors or members of the Committee, or by a majority of such of them as are entitled to vote on the resolution.

85. DISTRIUTION OF ASSETS IN SPECIE OR KIND UPON WINDING UP

(a) If the Company shall be wound up, the Liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Act, divide amongst the Members, in specie or kind the whole or any part of the assets of the Company, whether they shall consist of property of the same kind or not.

(b) For the purpose aforesaid, the Liquidator may set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members.

88. AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

(a) The Members shall vote all the Shares owned or held of record by such Members at any Annual or Extraordinary General Meeting of the Company in accordance with these Articles.

(b) The Members shall not pass any resolution or take any decision which is contrary to any of the terms of these Articles.

(c) Notwithstanding anything stated in these Articles, if the ADA Group ceases to be the largest shareholder of the Company, then neither ADA nor the ADA Group will be entitled to the rights as stipulated in Articles 40, 44, and 46.

Material Contracts and Documents for Inspection

The following contracts (not being contracts entered into in the ordinary course of business carried on by our Company or entered into more than two years before the date of this Information Memorandum) which are or may be deemed material have been entered or to be entered into by our Company.

Copies of the following documents will be available for inspection at the Registered office of the Company on any working day (i.e. Monday to Friday and not being a bank holiday in Mumbai) between 11.00 am to 1:00 pm upto seven days from the date of filing of this Information Memorandum.

Documents for Inspection:

1. Memorandum and Articles of Association, as amended till date.

2. Certification of incorporation dated July 3, 2000 and Fresh Certificate of Incorporation consequent to change in name dated 4th August 2005

3. Reports of the Statutory Auditors of the Company dated January 27, 2006 prepared as per Indian GAAP and mentioned in this Information Memorandum

4. Reports of the Statutory Auditors of RPL, JPL, HPL and RTEL dated January 25, 2006, prepared as per Indian GAAP and mentioned in this Information Memorandum

5. Scheme of Arrangement sanctioned by the Hon'ble High Court of Judicature of Bombay vide its order dated December 9, 2005 Reliance Industries Limited, Reliance Energy Ventures Limited, Global Fuel Management Services Limited (since renamed Reliance Natural Resources Ltd.), Reliance Capital Ventures Limited and Reliance Communication Ventures Limited .

6. Order dated December 9, 2005 of the Honorable High Court of Judicature at Bombay approving the Scheme of Arrangement

7. Letters dated September 9 2005 of BSE and NSE approving the Scheme.

8. Tripartite Agreement with NSDL dated January 19, 2006 and CDSL dated January 25, 2006

9. SEBI letter CFD/DIL/SC/58120/2006 dated January 19, 2006 granting relaxation from the strict enforcement of the requirement of Rule 19(2)(b) of the Securities Contract Regulation (Rules), 1957 (SCRR) for the purpose of listing of shares of REVL

10. Trade Mark Management Agreement dated January 12, 2006, entered into among Reliance Industries Limited , Reliance Natural Resources Limited, Reliance Capital Ventures Limited, Reliance Energy Ventures Limited, Reliance Communications Ventures Limited

11. Non Competition Agreement dated January 12, 2006, entered into among Reliance Industries Limited, Reliance Natural Resources Limited, Reliance Capital Ventures Limited, Reliance Energy Ventures Limited, Reliance Communications Ventures Limited.

DECLARATION

To the best of knowledge and belief of the Board of Directors of the Company, all statements made in this Information Memorandum are true and correct

SIGNED ON BEHALF OF THE BOARD OF DIRECTORS

FOR RELIANCE ENERGY VENTURES LIMITED

DIRECTOR

Mumbai
February 20, 2006

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

April 3, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

The following information is being furnished to the Securities and Exchange Commission (the "SEC") by Reliance Capital Ventures Limited, a company incorporated under the laws of India ("RCAPVL"), in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Pursuant to a Scheme of Arrangement (the "Scheme") between Reliance Industries Limited ("RIL") and RCAPVL among others, RIL disposed of its financial services including insurance business to RCAPVL. The Scheme was approved by the Bombay High Court. Pursuant to the Scheme, RCAPVL issued its shares to more than two million shareholders of RIL (save and except to certain Specified Shareholders, as defined in the Scheme), in the ratio of one share of RCAPVL for every one share held in RIL, as of January 27, 2006 (being the record date). Consequently, all shareholders of RIL became shareholders of RCAPVL in the same proportion and manner that such shareholders held shares in RIL. RCAPVL was listed on the Bombay Stock Exchange and National Stock Exchange of India on February 21, 2006.

Of the two million RIL shareholders, the vast majority of whom are resident in India, approximately 600 shareholders have registered addresses in the US. We believe that such shareholders have acquired RIL shares pursuant to previous share issuances by RIL and/or market purchases in accordance with applicable laws of India and are therefore entitled to receive RCAPVL shares pursuant to the Scheme. In accordance with the Scheme, RCAPVL will be required to issue its shares to such shareholders (in certificated form or in book entry system, as the case may be).

The list set forth in "Exhibit A" contains the material information that RCAPVL:

(A) has made or is required to make public pursuant to the laws of the Republic of India, its jurisdiction of incorporation;

(B) has filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange; or

(C) has distributed or is required to distribute to its security holders.

We have enclosed communications and materials listed in "Exhibit A" that have been made public, filed or distributed by RCAPVL since January 1, 2006.

We will furnish to the SEC on an ongoing basis the information listed in Exhibit A promptly after such information is made public, filed or distributed as described therein. If the

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

information that we make or are required to make public, file or distribute shall change from that listed above, RCAPVL will furnish the SEC with a revised list reflecting such changes.

In connection with this application for exemption, we furnish you the following supplemental information:

1. To the best of our knowledge, the number of potential holders of RCAPVL equity shares, par value rupees 10.00 per share (the "Equity Shares"), currently resident in the US is 592. Pursuant to the Scheme, such US residents would be issued an aggregate of 500,471 Equity Shares, equivalent to 0.04% of the total number of Equity Shares.

2. There have been no public distributions of Equity Shares by RCAPVL in the US.

This information is being furnished under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the 1934 Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Reliance is subject to the 1934 Act.

Please provide the undersigned with the SEC file number to be used in connection with the furnishing of information by RCAPVL pursuant to Rule 12g3-2(b).

Please contact the undersigned at (+91-22-3038-6286) or Yusuf Safdari of Greenberg Traurig at (650-328-8500) should you have any questions regarding the information furnished with this application for exemption.

Very truly yours
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

Exhibit "A"

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures	
1.	Companies Act, Section 154	Notice of closure of register of members or debenture holders.	Shareholders/ Debenture holders	Not less than seven days before closure of Registers	No Event	--
2.	Exchange Listing Rules (clause 16)	Notice of closure of Transfer books of Shareholders	Stock Exchanges	At least 30 days before the date of closure	No Event	--
3.	• Companies Act Section 171, 217, 219 • Exchange Listing Rules (clause 31, 32 and 49)	Notice of annual general meeting (Annual Report containing Notice, Directors' Report, Balance Sheet, Profit & Loss Account, cash flow statement and report on corporate governance compliance) Notice to shareholders of other general meeting or seeking their approval by Postal Ballot	Shareholders Stock Exchanges	21 days before General Meeting	No Event	-
4.	Companies Act Section 302	Abstract of the terms of appointment/ Reappointment of managerial personnel and material terms of their remuneration.	Shareholders	Within 21 days of appointment / change if it is not part of Explanatory Statement to resolution of such appointment	No Event	
5.	Exchange Listing Rules (clause 19 and 41)	Notice of Board Meeting convened for quarterly financial results, Buy back of securities, dividend or other benefits to investors.	Stock Exchanges	7 days before the board meeting	No Event	

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures	
6.	Exchange Listing Rules (clause 20 and 41)	Intimation after the Board Meeting for quarterly financial results, Buy back of securities, dividend and other benefits to investors.	Stock Exchanges	Within 15 minutes of the closure of Board Meeting	No Event	
7.	Exchange Listing Rules (clause 35)	Disclosure of Shareholding Pattern	Stock Exchanges	Within 15 days of end of the each Quarter	No Event	
8.	Exchange Listing Rules (clause 36)	Intimation regarding any price sensitive or material information including merger, amalgamation corporate restructuring etc.	Stock Exchange	Promptly	a. Intimation of key changes b. Announcement for schedule of listing of Company's Shares on domestic Stock Exchanges c. Intimation for completion of listing on Bombay Stock Exchange and National Stock Exchange	Annexure 1 (a) to (c)
9.	Exchange Listing Rules (clause 47 C)	Certificate of completion of transfer of shares within 30 days of lodgment from Practicing Company Secretary.	Stock Exchanges	Within 30 days of the end of each half year	No Event	
10.	Exchange Listing Rules (Clause 49)	Unaudited half yearly results (non mandatory)	Shareholders	No time limit	No Event	
		Quarterly Compliance Report on Compliance with the Corporate Governance Guidelines	Stock Exchange	Within 15 days of the close of quarter	No Event	
11.	Exchange Listing Rules (clause 30)	Notice of change in Directorship	Stock Exchange	Promptly	Notice of change in Directors	Annexure 2
12.	SEBI (Substantial Acquisition of	Disclosure of Shareholding of person holding more than 15%	Stock Exchanges	Within 30 days from (i) the financial year	No Event	

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures	
	Shares and Takeovers) Regulation, 1997 Regulation 8 (3)	voting rights and by promoters or every person having control over the company with persons acting in concert.		ending 31st March, (ii) the record date for payment of Dividend.		
13.	SEBI (Insider Trading) (Amendment) Regulation, 2002 Regulation 13.6	Disclosure of the number of shares or voting rights held by any person, director, employee and any change in such holdings	Stock Exchanges	Within 5 days from receipt of such disclosure from the person, director, officer.	a. Initial disclosures of Shareholding received from Directors/Officers of the Company. b. Disclosure in terms of Regulation 13(6) received from persons holding more than 5% of the shares of the Company.	Annexure 3
14.	SEBI (Disclosure and Investor Protection) Guidelines, 2000 Regulation 8.3.5	Information Memorandum containing prescribed details	Stock Exchanges	Before Listing of Shares on Stock Exchanges	Information Memorandum submitted to Stock Exchanges	Annexure 4
15.	Secretarial Audit in accordance with SEBI circular No. D&CC/FITTC/CIR-16/2002 dated Dec 31st 2002	Secretarial Audit on Capital Integrity giving reconciliation of securities allowed to be held under electronic mode vis a vis the total capital	Stock Exchange	Within 30 days of the close of quarter	No Event	

Reliance Capital Ventures Limited

Maker Chamber IV, 3rd Floor, 222, Nariman Point, Mumbai 400 021

10th February, 2006

Shri Sanjay Golecha,
General Manager, Corporate Services
The Bombay Stock Exchange Limited
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort, Mumbai 400 001
Telephone: 2272 1121/ 1122
Facsimile: 2272 2037/2039/2041/2061/3719

Shri Hari K.,
Asst. Vice President
National Stock Exchange of India Ltd.,
Exchange Plaza
Bandra – Kurla Complex
Bandra (East), Mumbai 400 051
Telephone: 2659 8100 / 5641 8100
Facsimile: 2659 8237 / 8238

Dear Sirs,

Sub: Intimation of key changes

In continuation to our letter dated February 8, 2006, we wish to inform you as under:

1. The Registered Office of the Company has been shifted to H Block, 1st floor, Dhirubhai Ambani Knowledge City (DAKC), Navi Mumbai-400 710, Phone No. +91 22 3038 6286, Fax No. +91 22 3037 6622.

2. The address of the Corporate Office of the Company is Reliance Centre, 19, Walchand Hirachand Marg, Ballard Estate, Mumbai – 400 038, Phone No. +91 22 3032 7409, Fax No. +91 22 3032 7896.

3. The undersigned has been appointed as the Deputy Company Secretary and the Compliance Officer of the Company by the Board of Directors of the Company.

4. All the earlier powers and authorities delegated by the erstwhile management prior to February 7, 2006 stand withdrawn and revoked.

We request you to kindly address all your correspondence at the changed addresses as mentioned above.

Please acknowledge the receipt.

Thanking you,

Yours faithfully,
For **RELIANCE CAPITAL VENTURES LIMITED**

HIMANSHU AGARWAL
DEPUTY COMPANY SECRETARY

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.........
DATE.........10/2/06

Registered Office.: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

24th March, 2006

The General Manager
The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121/ 1122
Facsimile: 2272 2037/2039/2041/2061/3719

Dear Sirs

Sub: **Media release on tentative time schedule for implementation of proposed amalgamation**

We enclose herewith a copy of Media Release issued today, the 24th March, 2006, on the above subject for your kind information and record.

Yours faithfully
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

Encl:

MEDIA RELEASE

RELIANCE CAPITAL VENTURES LIMITED GIVES TENTATIVE AND INDICATIVE TIME SCHEDULE FOR IMPLEMENTATION OF ITS PROPOSED AMALGAMATION WITH RELIANCE CAPITAL LIMITED

Mumbai, March 18 2006: Reliance Capital Ventures Limited (RCAPVL), today stated that the Hon'ble High Court of Judicature at Bombay has directed the convening of a meeting of Shareholders of RCAPVL on April 26, 2006 to approve the Scheme of Amalgamation of RCAPVL with Reliance Capital Limited (RCL). The Meeting of Equity Shareholders of RCL has been convened by the Hon'ble High Court of Gujarat on April 25, 2006.

RCAPVL also announced a tentative and indicative time schedule for the implementation of its proposed amalgamation with Reliance Capital Limited, for the information of its more than 20 lakh shareholders, as under:

Sr. No.	Activity	Tentative and indicative time
1	Court convened meetings of Shareholders for approval of the Scheme (creditors meetings have been dispensed with by the Court).	April 26, 2006.
2	Filing of the Petition with High Courts seeking sanction of the Scheme	Soon after April 26, 2006.
3	Hearing on the Petition and sanctioning of the Scheme	Week beginning June 5, 2006.
4	Filing of the Court Order with ROC – Effectiveness of the Scheme	Week beginning June 12, 2006.
5	Record Date	Week beginning July 10, 2006.
6	Allotment and Listing of Shares of the Resulting Company	Week beginning July 17, 2006.

(6)

RCoVL/MR/2006/01

MEDIA RELEASE

Reliance Communications lists on BSE and NSE

Listing of 4 Reliance – Anil Dhirubhai Ambani Group compaies completed in record time of less than 4 weeks

Birth of Reliance - ADAG creates value of Rs. 70,000 crore (US$ 16 billion) for over 2 million Reliance shareholders

Reliance – ADAG emerges among top 3 business houses in the country on all major financial and operational parameters

Mumbai, March 6, 2006: Reliance Communications Ventures Ltd. (RCVL), India's leading integrated telecommunications company, a member of the Reliance – Anil Dhirubhai Ambani group, was listed today at the Bombay Stock Exchange and National Stock Exchange.

This completes the listing of all 4 Reliance – ADAG companies arising from the demerger of Reliance Industries Ltd. (RIL), **in a record time of less than 4 weeks** from the date Reliance – ADAG received control of these companies.

The 4 Reliance – ADAG companies are:

- Reliance Communications Ventures Ltd.
- Reliance Natural Resources Ltd.
- Reliance Energy Ventures Ltd.
- Reliance Capital Ventures Ltd.

The birth of Reliance - ADAG has created unprecedented value for over 2 million Reliance shareholders, generating incremental wealth of over Rs. 70,000 crore (US$ 16 billion) – which in less than 9 months is nearly equal to RIL's entire market capitalization built over 28 years.

Reliance – ADAG has emerged among the top 3 business houses in the country, on all major financial and operational parameters:

- **Net Worth of Rs. 25,000 crore (US$ 6 billion)**
- **Operating Profit of over Rs. 5,000 crore (US$ 1.1 billion)**
- **Market Capitalisation of over Rs. 86,000 crore (nearly US$ 20 billion)**
- **Over 25 million customers**
- **Over 8 million shareholders**

Reliance Communications
Ventures Ltd.
Anil Dhirubhai Ambani Group

Notes:

1. Operating profit is based on annualized profit for quarter ended 31st December, 2005.

2. Market capitalization is based on fully diluted equity share capital, and includes imputed value for RCoVL assuming 100% ownership of all telecom assets on indicative basis, though presently RCoVL holds less than 100% shareholding in its operating companies.

Media Release

Reliance

RELIANCE – ANIL DHIRUBHAI AMBANI GROUP WELCOMES DIRECTORS ON THE BOARDS OF FOUR GROUP COMPANIES

Mumbai, 8th February 2006: The Board of Directors of the following Reliance – Anil Dhirubhai Ambani Group Companies held their respective meetings today:

- Reliance Capital Ventures Limited
- Reliance Energy Ventures Limited
- Reliance Natural Resources Limited
- Reliance Communication Ventures Limited

At the respective meetings held today, the Boards welcomed the appointment of Shri Anil D. Ambani as the Chairman of the Company.

<u>Reliance Communication Ventures Limited:</u>

The Board welcomed Shri S.P.Talwar and Shri J. Ramachandran as Directors of the Company.

Shri S. P. Talwar is a former Deputy Governor of Reserve Bank of India. He is also former Chairman-cum-Managing Director of Bank of Baroda. He has vast experience in financial services sector in the country.

Shri J. Ramachandran is Chair Professor of Business Policy at the Indian Institute of Management, Bangalore. He is a qualified Chartered and Cost Accountant and obtained his doctorate from the Indian Institute of Management, Ahmedabad. He has served as a consultant to various multinational and Indian companies including Hewlett Packard, Wipro, Infosys and LIC.

<u>Reliance Natural Resources Limited:</u>

The Board welcomed Shri S.L. Rao, Shri Bakul Dholakia and Shri J.L.Bajaj as Directors of the Company.

Shri S.L.Rao was the first Chairman of the Central Electricity Regulatory Commission (CERC) in 1998. He is currently Chairman, Board of Governors of the Institute for Social and Economic Change, Bangalore; Distinguished Visiting Fellow at The Energy and Resources Institute (TERI); a widely read newspapers columnist, writer and speaker on management, consumer markets, the economy and energy issues.

Shri Bakul Dholakia is currently Director of Indian Institute of Management, Ahmedabad. He is a consultant to several national and international organizations, Board Member of Reserve Bank of India (Western Area), Member of National Productivity Council, and external director on the Boards of ONGC and Mahanagar Gas.

Shri J.L. Bajaj is former Chairman of Uttar Pradesh Electricity Regulatory Commission (UPERC). He is a retired Secretary in the Department of Economic Affairs, Ministry of Finance, Government of India and is currently the Chairman of the Administrative Reforms and Decentralisation Commission of the Government of Uttar Pradesh. He has held various senior level positions in central and state government entities and has authored a number of books and articles.

Reliance Energy Ventures Limited:

The Board welcomed Shri S.L. Rao and Shri V.R.Galkar as Directors of the Company.

Shri S.L.Rao was the first Chairman of the Central Electricity Regulatory Commission (CERC) in 1998. He is currently Chairman, Board of Governors of the Institute for Social and Economic Change, Bangalore; Distinguished Visiting Fellow at The Energy and Resources Institute (TERI); a widely read newspapers columnist, writer and speaker on management, consumer markets, the economy and energy issues.

Shri V.R.Galkar is the former Executive Director (Investment), Life Insurance Corporation of India. He was with LIC for the about 22 years and handled various assignments such as Planning, Housing Finance, Marketing, etc. during his tenure.

Reliance Capital Ventures Limited:

The Board welcomed the appointment of Shri Rajendra P. Chitale and Shri S.P. Talwar as Directors of the Company.

Shri Rajendra P. Chitale is an eminent Chartered Accountant and Managing Partner, M/s M. P. Chitale & Co. He is a Director on the Boards of National Stock Exchange of India Ltd (NSE), Asset Reconstruction Company (India) Ltd, and Gujarat Ambuja Cements Ltd. He is also a member of the Takeover Panel, Securities and Exchange Board of India, the Company Law Advisory Committee of Government of India, and the Advisory Group on Derivatives, Securities and Exchange Board of India.

Shri S. P. Talwar is a former Deputy Governor of Reserve Bank of India. He is also former Chairman-cum-Managing Director of Bank of Baroda. He has vast experience in financial services sector in the country.

The resignation of RIL's nominees, Shri Sandeep Tandon and Shri L.V. Merchant, from the Boards of all four companies was also noted.

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

25th March, 2006

Shri S. Subramanian
DCS – CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street, Fort,
Mumbai – 400 001

Fax :- 2272 2037/39/41/61/3121/3719
BSE Script code : 532703

Listing Department
The National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051

Fax :- 2659 8237/ 38
NSE Symbol :- RCAPVL

Dear Sir,

Sub. :- Initial Disclosure as required under SEBI (Prohibition of Insider Trading) Regulations, 1992

With reference to above captioned subject, we wish to inform you that the Company has adopted a Code on Insider Trading as required under the SEBI (Prohibition of Insider Trading) Regulations, 1992.

We are enclosing herewith a statement showing the details of the initial disclosures made by the Directors and designated employees to the Company under Regulation 13 of the SEBI (Prohibition of Insider Trading) Regulations, 1992, as required.

Kindly acknowledge the receipt.

Thanking you.

Yours faithfully,
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

Encl. :- As above.

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

Form B

Securities & Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

[Regulation 13 (2) and (6)]

Regulation 13(2) – Details of shares held by Director or Officer of a Listed company

Name and address Director/Officer	**Date of assuming office of Director /Officer**	**No. of shares/ voting rights held at the time of becoming Director/ Officer**	**Date of intimation to company**	**Mode of acquisition (Market purchase/ Public/ rights/ preferential offer etc.**	**Trading member through whom the trade was executed with SEBI Registration No. of the TM**	**Exchange on which the trade was executed**	**Buy quantity**	**Buy value**
Shri Anil D. Ambani 39, Sea Wind, Cuffe Parade Mumbai-400 005.	8.2.2006	1859271	On the date of assuming the office	Allotment under the scheme of arrangement	N.A.	N.A.	N.A.	N.A.

For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy.Company Secretary

Date :- 25.03.2006

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel:(91) 022-30386286 Fax: (91) 022-3037 6622

15th February, 2006

The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

Dear Sirs,

Re: Disclosure in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

This is to inform you that the Company has received disclosure in terms of Regulation 13(3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 from M/s Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited.

Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited vide its letter dated 10th February, 2006 has informed the Company, that they have acquired 31,16,91,896 equity shares of Rs. 10 /- each through off-market purchase which together with its existing holding of 126 equity shares of Rs.10/- each represent 25.48% of the paid-up equity share capital of the Company.

The disclosure in the prescribed format (Form C) as required in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 is attached.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **RELIANCE CAPITAL VENTURES LIMITED**

AUTHORISED SIGNATORY

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
(Regulation 13 (3) and (6)

Regulation 13(3) – Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & address of shareholders	Shareholding prior to acquisition/~~sale~~ (No. of shares)	No. & % of shares/voting rights acquired/~~sold~~	Receipt of allotment advice/acquisition of shares/~~sale of shares~~ – specify	Date of intimation to company	Mode of acquisition on (market purchase/public/rights/preferential offer etc.)	No. & % of shares/voting rights post-acquisition/sale	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity (No. of shares)	Buy value	Sell quantity	Se va
Anadha Enterprise Private Limited Reliance Energy Centre, Santacruz (east) Mumbai 400 055	63 equity shares	27,02,92,719 equity shares (22.10%)	Acquisition of shares on 06.02. 06	10.02.06	Inter-se transfer among Group	27,02,92,782 equity shares (22.10%)	Direct	Off market	27,02,92,719 equity shares (22.10%)	NA	-	-
Bhavan Merchantile Private Limited Reliance Energy Centre, Santacruz (east) Mumbai 400 055	63 equity shars	4,13,99,186 equity shars (3.38%)	Acquisition of shares on 06.02. 06	10.02.06	Inter-se transfer among Group	4,13,99,249 equity shares (3.38%)	Direct	Off market	4,13,99,186 equity shares (3.38%)	NA	-	-

Date: February 15, 2006
Place: Mumbai

For Reliance Capital Ventures Limited

Authorized Signatory

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel:(91) 022-30386290 Fax: (91) 022-3037 6622

24th February, 2006

The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

Dear Sirs,

Re: **Disclosure in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.**

This is to inform you that the Company has received disclosure in terms of Regulation 13(3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 from Bhavan Mercantile Private Limited.

Bhavan Mercantile Private Limited vide its letter dated 20th February, 2006 has informed the Company, that they have acquired 11,45,56,704 equity shares of Rs. 10 /- each, by way of inter-se transfer amongst group. As on the date of such acquisition the shares of the Company are unlisted.

The disclosure in terms of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 is attached.

Thanking you,

Yours faithfully,

For **RELIANCE CAPITAL VENTURES LIMITED**

AUTHORISED SIGNATORY

Annexure 1

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 0710
Phone: 022-3038 6268 Fax: 022- 3037 6622, Website: www.rcapvl.in
Contact person: Himanshu G. Agarwal Email: himanshu.g.agarwal@rel.co.in

Reliance Capital Ventures Limited was originally incorporated on September 3, 2004 under the Companies Act, 1956 as Reliance Energy Technical Services Private Limited. The name of the Company was thereafter changed to Reliance Technical Services Private Limited on January 17, 2005. The status of the Company was changed to public limited company on July 25, 2005.and the name was thereafter changed to its present name Reliance Capital Ventures Limited on August 3, 2005.

INFORMATION MEMORANDUM FOR LISTING OF 1,223,130,422 EQUITY SHARES OF RS. 10 EACH.

NO EQUITY SHARES ARE PROPOSED TO BE SOLD OR OFFERED PURSUANT TO THIS INFORMATION MEMORANDUM

GENERAL RISKS

Investments in equity and equity-related securities involve a degree of risk and investors should not invest in the equity shares of Reliance Capital Ventures Limited unless they can afford to take the risk of losing their investment. Investors are advised to read the Risk Factors carefully before taking an investment decision in the shares of Reliance Capital Ventures Limited. For taking an investment decision, investors must rely on their own examination of the Company including the risks involved.

ABSOLUTE RESPONSIBILITY OF RELIANCE CAPITAL VENTURES LIMITED

Reliance Capital Ventures Limited having made all reasonable inquiries, accepts responsibility for, and confirms that this Information Memorandum contains all information with regard to Reliance Capital Ventures Limited, which is material, that the information contained in this Information Memorandum is true and correct in all material aspects and is not misleading in any material respect, that the opinions and intentions expressed herein are honestly held and that there are no other facts, the omission of which makes this Information Memorandum as a whole or any of such information or the expression of any such opinions or intentions misleading in any material respect.

LISTING

The Equity Shares of Reliance Capital Ventures Limited are proposed to be listed on Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

REGISTRAR AND TRANSFER AGENT

Karvy Computershare Private Limited
(Unit: Reliance Capital Ventures Limited)
Plot No. 17 – 24,
Vittal Rao Nagar, Madhapur
Hyderabad - 500 081
Email : praveendmr@karvy.com
Tel No: 40-23431545
Fax No: 40-23431551
Contact Person: Praveen Chaturvedi

TABLE OF CONTENTS

DEFINITIONS, ABBREVIATIONS & INDUSTRY RELATED TERMS

Term	Description
"RCVL" or "Company" or "Our Company" or "Resulting Company" or Reliance Capital Ventures Limited	Reliance Capital Ventures Limited, a Public Limited Company incorporated under the provisions of the Companies Act, 1956
"We" or "us" and "our"	Refers to Reliance Capital Ventures Limited
Articles/Articles of Association	Articles of Association of Reliance Capital Ventures Limited
"ADA"	Anil Dhirubhai Ambani, son of late Dhirubhai H. Ambani.
"ADA Group"	"ADA Group" means ADA and his Affiliates and the term "ADA Group Members" shall mean any one of them.
"Affiliate" of ADA or ADA Group	Includes: a) ADA, his wife, his lineal and blood descendants, spouses of such lineal and blood descendants and children and grand children including step or adoptive, family trusts and Hindu Undivided Family; and b) Any company, firm, body corporate, association of persons, associates or other entity controlled, directly or indirectly by ADA or ADA Group as the case may be.
Auditors	The Statutory Auditors of Reliance Capital Ventures Limited
Board of Directors/Board/Directors	The Board of Directors of Reliance Capital Ventures Limited
BSE	Bombay Stock Exchange Limited
CDSL	Central Depository Services(India) Limited
Companies Act / Act	The Companies Act, 1956, as amended from time to time
Current year	April 1, 2005 to December 31, 2005
Demerged Company or RIL	Reliance Industries Limited, a Public Limited Company incorporated under the provisions of the Companies Act, 1956
DSE	Designated Stock Exchange
EPS	Earnings per Equity Share
Equity Shares	Equity Shares of the Company of Rs. 10 each unless otherwise specified in the context thereof
Financial Services Undertaking	Demerged Company's undertaking, business, activities and operations pertaining to financial services business (including insurance) comprising all the assets (moveable and immoveable) and liabilities, which relate thereto or are necessary therefor including specifically the following: (i) All investments of the Demerged Company in Reliance Capital Limited, RLIC Limited and Reliance General Insurance Company Limited and other assets through which the Demerged Company carries on its business, activities and operations pertaining to financial services business (including insurance) described in Part 'A' of Schedule III of the Scheme; (ii) All the debts (whether secured or unsecured), liabilities (including contingent liabilities), duties and obligations of the Demerged Company of every kind, nature and description whatsoever and howsoever accruing or arising out of , and all loans and borrowings raised or incurred and utilized for its businesses, activities and operations pertaining to financial services business (including insurance) described in Part 'B' of Schedule III of the Scheme;

Term	Description
	(iii) All agreements, rights, contracts, entitlements, permits, licences, approvals, consents, engagements, arrangements and all other privileges and benefits of every kind, nature and description whatsoever relating to the Demerged Company's business, activities and operations pertaining to its financial services business (including insurance); (iv) All intellectual property rights, records, files, papers, data and documents relating to the Demerged Company's business, activities and operations pertaining to its financial services business (including insurance); and (v) All employees engaged in or relating to the Demerged Company's business, activities, and operations pertaining to its risks and financial services business (including insurance).
Financial year / fiscal / FY	The twelve months ended 31st March, unless otherwise stated
Group	Persons constituting group coming within the definition of 'group' as defined in the Monopolies and Restrictive Trade Practices Act, 1969 as stated in the last published Annual Report of the Company.
HUF	Hindu Undivided Family
Information Memorandum	This document filed with the Stock Exchanges is known as and referred to as the Information Memorandum
I.T. Act	The Income-tax Act, 1961, as amended from time to time, except as stated otherwise
Memorandum/Memorandum of Association	The Memorandum of Association of Reliance Capital Ventures Limited
NSDL	National Securities Depository Limited
NSE	National Stock Exchange of India Limited
RBI	Reserve Bank of India
Registered office of Company	H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 0710
ROC	Registrar of Companies, Maharashtra at Mumbai
Scheme	Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 between Reliance Industries Limited, Global Fuel Management Services Limited (since renamed as Reliance Natural Resources Limited), Reliance Capital Ventures Limited, Reliance Communication Ventures Limited and Reliance Energy Ventures Limited and their respective shareholders and creditors, sanctioned by the High Court of Judicature at Bombay on December 9, 2005 and effective from December 21, 2005.
SEBI	Securities and Exchange Board of India constituted under the Securities and Exchange Board of India Act,1992
SEBI Act	Securities and Exchange Board of India Act, 1992 as amended from time to time
SEBI Guidelines	Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 issued by Securities and Exchange Board of India effective from January 27, 2000, as amended, including instructions and clarifications issued by Securities and Exchange Board of India from time to time
Stock Exchanges	BSE and NSE
RCL	Reliance Capital Limited
RGIL	Reliance General Insurance Company Limited
RLIL	RLIC Limited (formerly Reliance Life Insurance Company Limited)
RIIL	Reliance Industrial Infrastructure Limited

CERTAIN CONVENTIONS; USE OF MARKET DATA

Unless stated otherwise, the financial data in this Information Memorandum is derived from our unconsolidated financial statements prepared in accordance with Indian GAAP. Our last financial year commenced on April 1, 2005 and ended on December 31, 2005. In this Information Memorandum, any discrepancies in any table between the total and the sums of the amounts listed are due to rounding-off.

For definitions, please see the section titled "Definitions, Abbreviations and Industry Related Terms".

All references to "India" contained in this Information Memorandum are to the Republic of India. All references to "Rupees" or "Rs." are to Indian Rupees, the legal currency of the Republic of India.

Unless stated otherwise, industry data used throughout this Information Memorandum has been obtained from industry publications. Industry publications generally state that the information contained in those publications has been obtained from sources believed to be reliable but that their accuracy and completeness is not guaranteed and their reliability cannot be assured. Although we believe that industry data used in this Information Memorandum is reliable, it has not been independently verified. The information included in this Information Memorandum about the various other Companies is based on their respective Annual Reports and information made available by the respective companies

FORWARD-LOOKING STATEMENTS

We have included statements in this Information Memorandum, that contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions that are "forward-looking statements".

All forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. Important factors that could cause actual results to differ materially from our expectations include, among others:

- General economic and business conditions in India and other countries;
- Our ability to successfully implement our strategy, our growth and expansion plans and technological changes;
- Changes in the value of the Rupee and other currency changes;
- Changes in Indian or international interest rates;
- Changes in laws and regulations in India;
- Changes in political conditions in India; and
- Changes in the foreign exchange control regulations in India.

For further discussion of factors that could cause our actual results to differ, see the section titled "Risk Factors". By their nature, certain risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses could materially differ from those that have been estimated.

We do not have any obligation to, and do not intend to, update or otherwise revise any statements reflecting circumstances arising after the date hereof or to reflect the occurrence of underlying events, even if the underlying assumptions do not come to fruition.

RISK FACTORS

An investment in equity shares involves a high degree of risk. You should carefully consider all of the information in this Information Memorandum, including the risks and uncertainties described below. If any of the following risks actually occur, our business, financial condition and results of operations could suffer, the trading price of our Equity Shares could decline, and you may loose all or part of your investment.

Internal Risk Factors

Reliance Capital Ventures Limited ("RCVL") is a Company which has been vested with Financial Services Undertaking, as defined under the Scheme, pursuant to demerger of Reliance Industries Limited (RIL), comprising inter-alia equity shares in the operating companies viz. Reliance Capital Limited ("RCL"), Reliance General Insurance Company Limited ("RGIL") and RLIC Limited ("RLIL"). Therefore, the only source of its income is from its investments in RCL, RGIL and RLIL. Therefore, any adverse financial impact on the operations/business of RCL, RGIL and RLIL could have negative impact on the revenue of RCVL. Further, RCVL would hold less than 50% of the share capital of RCL, RGIL, RLIL and hence may not be in a position to control the management of these companies.

Downturns or disruptions in the securities markets could reduce transaction volumes, and could cause a decline in the business and impact our profitability.

We are affected directly by national and global economic and political conditions, broad trends in business and finance, disruptions to the securities markets and changes in volume and price levels of securities and future transactions.

Sudden substantial sales by shareholders could cause the price of equity shares to decline.

As there is no lock-in provision on the equity shares after listing, sale of substantial number of equity shares could lead to fall in market prices of the equity shares.

The Trade Mark Management Agreement, and Non Compete Agreement, entered into with RIL, while the company was still under RIL's control, may not be amended to protect the interests of our company, and/or the same may not be implemented, and this may adversely impact interests of our Company and its shareholders.

Our Company has entered into a Trade Mark Management Agreement, and Non Compete Agreement with RIL, while the company was still under RIL's control. The said Agreements have been signed despite the dissent of the only Director on the Board representing Shri Anil D. Ambani, under whose control the company now is, and will remain in the future. The Agreements as signed do not correctly reflect the agreed position between our Company and RIL. There is no certainty that the said Trade Mark Management Agreement, and Non Compete Agreements with RIL will be amended to protect the interests of our company and its shareholders, and/or that the same will be implemented, and this may adversely impact our company and its shareholders.

External Risk Factors

Legal and Compliance Risk

We are subject to extensive regulation by SEBI, Stock Exchanges and other market regulators in India. New laws/rules and changes in any law and application of current laws/rules could affect our manner of operations and profitability.

The Company holds investments in RCL, RGIL and RLIL. Any adverse financial impact arising out of regulatory changes and/or a material litigation with respect to RCL, RGIL and RLIL could have negative impact on the Company.

We have proposed the amalgamation of our Company with Reliance Capital Limited. If the amalgamation proposal is not implemented, the same may adversely affect operations and profitability.

We have proposed our amalgamation with Reliance Capital Limited, a Company in which we hold significant shareholding. The amalgamation is dependent on several permissions, sanctions and approvals, and if we are not able to obtain the same, the amalgamation proposal may not be implemented, which may affect operations and profitability of our company.

Terrorist attacks and other acts of violence or war involving India and other countries could adversely affect the financial markets, resulting in a loss of business confidence and adversely affect the business, results of operations and financial condition.

Terrorist attacks and other acts of violence or war, including those involving India or other countries and other such acts, could adversely affect Indian and worldwide financial markets. Such acts may also result in a loss of business confidence and have other consequences that could adversely affect our business, results of operations and financial condition. Increased volatility in the financial markets can have an adverse impact on the economy of India and other countries including economic recession.

After listing, the prices of our Company's equity shares may be volatile, or an active trading market for our Company's equity shares may not develop.

There has been no public market for the Company's equity shares till now and the prices of the Company's equity shares may fluctuate after listing. There can be no assurance that an active trading market for the equity shares will develop or be sustained after this listing. The Company's share price could be volatile.

This section should also be read in conjunction with the section titled "Outstanding Litigation and Material Developments".

INTRODUCTION

Summary

You should read the following summary together with the risk factors and the more detailed information about us and our financial results included elsewhere in this Information Memorandum.

Industry and Business Overview

Pursuant to the Scheme, the Company stands vested with the Financial Services Undertaking, as defined under the Scheme comprising, inter-alia equity shares in the operating companies viz. 6,00,89,966 Equity Shares of Rs. 10 each of Reliance Capital Limited; 2,55,00,175 Equity shares of Rs. 10 each of Reliance General Insurance Company Limited; and 5,00,175 Equity Shares of Rs. 10 each of RLIC Limited. Therefore, the main source of the Company's income will be from its investments in RCL, RGIL and RLIL. RCL is a Company whose equity shares are listed on BSE and NSE. The Equity shares of RGIL and RLIL are not listed on any Stock Exchange. None of these companies is a Subsidiary of the Company.

The capital markets and securities transactions are regulated by the Capital Markets division of the Department of Economic Affairs of the Government of India. The Indian Financial system is regulated and supervised by two government agencies under the Ministry of Finance namely the (a) SEBI and (b) RBI. All parts of the financial system are interconnected with one another and the jurisdictions of the RBI and the SEBI overlap in many fields.

Merger of RCVL and RCL

Reliance Capital Limited (RCL) and Reliance Capital Ventures Limited (RCVL) at their meetings of the Board of Directors held on January 2, 2006, and February 8, 2006, respectively, have considered and approved the proposal for amalgamation of Reliance Capital Ventures Limited (RCVL) with RCL.

The proposed Scheme of Amalgamation envisages the share exchange ratio of 5 equity shares of the face value of Rs. 10 each of RCL for every 100 equity shares of the face value of Rs 10/- each of RCVL. The exchange ratio has been based on the recommendations of the internationally recognized company, KPMG India Private Ltd. The shares of RCL held by RCVL will be cancelled under the proposed Scheme of Amalgamation. The proposed Scheme of Amalgamation is subject to the approvals of the, the Shareholders of RCL and RCVL, the stock exchanges, the High Courts, and all other requisite permission, sanctions and approvals.

In case the proposal is approved, RCVL will be dissolved and the shareholders of RCVL will receive new shares allotted by RCL in the ratio specified above.

GENERAL INFORMATION

Reliance Capital Ventures Limited was originally incorporated on September 3, 2004 under the Companies Act, 1956 as Reliance Energy Technical Services Private Limited. The name of the Company was thereafter changed to Reliance Technical Services Private Limited on January 17, 2005. The status of the Company was changed to public limited company on July 25, 2005 and the name was thereafter changed to its present name Reliance Capital Ventures Limited on August 3, 2005.

Address of Registered Office of Company

Reliance Capital Ventures Limited,
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 0710.
Tel: 022-3038 6268
Fax: 022- 3037 6622

Registration Number 11-148390

Address of Registrar of Companies

Registrar Of Companies,
100 Everest Building, Marine Drive
Mumbai – 400 002, Maharashtra

Board of Directors as on the date of filing of the draft Information Memorandum

No.	Name
1.	Anil D. Ambani – Chairman
2.	Amitabh Jhunjhunwala
3.	S. P. Talwar
4.	Rajendra P. Chitale

For further details of the Board of Directors of the Company, please see – the Section titled "Management".

Deputy Company Secretary and Compliance Officer

Himanshu G. Agarwal
Reliance Capital Ventures Limited,
H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 0710.
Telephone: 022-3038 6268
Fax: 022- 3037 6622
Email : himanshu.g.agarwal@rel.co.in

Bankers to the Company

ICICI Bank Limited
Free Press Building,
Free Press Journal Road,
215, Nariman Point,
Mumbai - 400 021
Telephone : 022-22853594
Fax: 022-22853591
Email: hiten.dave@icicibank.com

Auditors

RSM & Co. Chartered Accountants
Ambit RSM House, 449 Senapati Bapat Marg,
Lower Parel, Mumbai 400 013
Tel: 022-39821819
Fax: 022-39823020
Email: geninfo@rsmin.com

Registrar and Transfer Agent

Karvy Computershare Private Limited
Plot No. 17 – 24, Vittal Rao Nagar,
Madhapur, Hyderabad - 500 081
Tel: 040-23431545
Fax: 040-23431551
Email: praveendmr@karvy.com
Contact Person: Praveen Chaturvedi

CAPITAL STRUCTURE

SHARE CAPITAL

Consequent to issue and allotment of shares pursuant to the Scheme, the Share Capital of the Company is as follows

Rupees

A.	Authorized Share Capital 1,250,000,000 Equity Shares of Rs. 10 each (2)	12,500,000,000
B.	Equity Capital after the implementation of the Scheme 1,223,130,422 Equity Shares of Rs. 10 each	12,231,304,220
C.	Share Premium Account Before the Scheme After the Scheme	 - -

1) The Authorized Share Capital of the Company at the time of incorporation was Rs. 1,00,000 divided into 10,000 equity shares of Rs. 10 each. Subsequently the Authorized share capital was increased to Rs. 500,000 vide an ordinary resolution passed at its Extraordinary General Meeting held on July 21, 2005.

2) Authorized Share Capital of the Company has been increased to Rs. 1,250 Crores divided into 125 Crores equity shares of Rs. 10 each in terms of Clause 15.1 of the Scheme and vide an ordinary resolution passed at the Extraordinary general meeting held on December 24, 2005.

3) As per the Clause 15.2 of the Scheme, the Company has issued and allotted 1,223,130,422 equity shares to the eligible members of Reliance Industries Limited (except the Specified Shareholders as defined in clause 1.37 of the Scheme) on January 27, 2006.

4) Prior to the allotment of shares as per the Scheme the Issued, Subscribed, and Paid up Share Capital of the Company was Rs 5,00,000 divided into 50,000 equity shares of Rs. 10 each. In terms of Clause 16.2 of the Scheme, these shares held by RIL have been cancelled.

Notes to Capital Structure

1) Share Capital History of the Company

Sr. No.	Date of Allotment	Date when Fully Paid-up	Consideration	No of Equity Shares	Face Value (Rs.)	Issue Price (Rs.)	% of post Arrangement paid-up Capital	Lock-in period
1.	September 8, 2004	September 8, 2004	Cash	10,000	10	10	-	-
2.	July 25, 2005	July 25, 2005	Cash	40,000	10	10	-	-
3.	January 27, 2006	January 27, 2006	Issuance of Equity Shares pursuant to the Scheme	1,223,130,422	10	N.A.	100	-
4.	January 27, 2006	January 27, 2006	Cancellation pursuant to Scheme	(50,000)	10	10	-	N.A.

2) Save and except inter-se transfer of shares amongst Group (viz. Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited, Aavaran Textiles Private Limited, Akshar Traders Private Limited, Amur Trading Private Limited, Anumati Mercantile Private Limited, Bahar Trading Private Limited, Bhumika Trading Private Limited, Clarion Investments And Trading Company Private Limited, Dainty Investments And Leasings Private Limited, Ekansha Enterprise Private Limited, Eklavya Mercantile Private Limited, Fiery Investments & Leasing Private Limited, Florentine Trading Private Limited, Hercules Investments Private Limited, Jagdanand Investments And Trading Company Private Limited, Jagdishvar Investments And Trading Company Private Limited, Jogiya Traders Private Limited, Kankhal Investments And Trading Company Private Limited, Kedareshwar Investments And Trading Company Private Limited, Kudrat Investment And Leasing (India) Private Limited, Lazor Syntex Private Limited, Madhuban Merchandise Private Limited, Nikhil Investments Company Private Limited, Ornate Traders Private Limited, Orson Trading Private Limited, Pams

Investments And Trading Company Private Limited, Pratiksha Finance & Leasing Company Private Limited, Pururava Traders Private Limited, Radharaman Textiles Trading Private Limited, Rajniketan Traders Private Limited, Rashi Trading Company Private Limited, Reliance Enterprises Limited, Reliance Industrial Infrastructure Limited, Reliance Welfare Association, Real Fibres Private Limited, Reliance Consolidated Enterprises Private Limited, Rishiraj Merchandise Private Limited, Riyaz Trading Private Limited, Sanatan Textrade Private Limited, Sanchayita Mercantile Private Limited, Shangrila Investments And Trading Company Private Limited, Silkina Trading Private Limited, Silvassa Hydrocarbons & Investments Private Limited, Soumya Finance And Leasing Company Private Limited, Sumiran Investments Private Limited, Swarag Traders Private Limited, Tresta Trading Private Limited, Velocity Trading Private Limited, Vita Investments And Trading Company Private Limited and Yangste Trading Private Limited), the Promoters of the Company, their relatives and associates and their directors have not purchased or sold or financed, directly or indirectly, any equity shares of RCVL from the date of approval of the Scheme by the High Court till the date of submission of this Information Memorandum.

Shareholding pattern of the Company before and after the Scheme (as on the date of Information Memorandum):

		Pre Demerger		Post Demerger**	
CATEGORY		NO. OF EQUITY SHARES	%	NO. OF EQUITY SHARES	%
A	PROMOTERS HOLDING				
1	Promoters				
	Indian Promoters @	*50,000	100.00	49,58,94,812	40.54
	Foreign Promoters	0	0.00		
	Sub Total	**50,000**	**100.00**	**49,58,94,812**	**40.54**
B	NON-PROMOTERS HOLDING				
2	Institutional Investors				
(a)	Mutual Funds and UTI	0	0.00	1,96,71,655	1.61
(b)	Banks, Financial Institutions, Insurance Companies (Central/State Gov. Institutions/ Non-Government Institutions)	0	0.00	7,96,47,343	6.51
(c)	FIIs	0	0.00	30,82,87,922	25.20
	Sub Total	0	0.00	**40,76,06,920**	**33.32**
3	Others				
(a)	Private Corporate Bodies	0	0.00	4,32,91,281	3.54
(b)	Indian Public	0	0.00	19,98,45,038	16.34
(c)	NRIs/OCBs	0	0.00	1,28,22,630	1.05
(d)	Any other (please specify)				
(e)	The Bank of New York as Depository (for GDRs)	0	0.00	6,36,69,741	5.21
	Sub Total	0	0.00	**31,96,28,690**	**26.14**
	GRAND TOTAL	**50,000**	**100.00**	**122,31,30,422**	**100.00**

* In terms of the Scheme, 50,000 equity shares of RCVL held by Reliance Industries Limited have been cancelled on January 27, 2006.

** As on the Record Date.

@ Includes Persons Acting in Concert as per Clause 2.1(h) of SEBI Takeover Code.

List of the persons/entities comprising Promoter group

As on the date of this Information Memorandum, the Promoter group of the Company is as under:

Sr.	Name of the shareholder	Initial Subscription at the time of incorporation	No. of shares allotted (Under the Scheme)	Total no of shares	% Holding
A.	**Promoter**				
1.	Shri Anil D Ambani	Nil	18 59 171	18 59 171	0.15
2.	Smt. Tina A Ambani	Nil	16 50 832	16 50 832	0.13
3.	Smt. Kokila D Ambani	Nil	36 65 227	36 65 227	0.30
4.	JaiAnmol A Ambani (through Father and Natural Guardian Anil D. Ambani)	Nil	16 69 759	16 69 759	0.14
5.	JaiAnshul A. Ambani (through Father and Natural Guardian Anil D. Ambani)	Nil	100	100	0.00
6.	AAA Global Business Enterprises Private Limited	Nil	1 15 29 001	1 15 29 001	0.94
7.	Anadha Enterprise Private Limited*	Nil	63	27 02 92 719	22.10
8.	Bhavan Mercantile Private Limited*	Nil	63	4 13 99 177	3.38
B.	**Persons Acting in Concert with the Promoter**				
1	Reliance Capital Limited	Nil	1 64 93 158	1 64 93 158	1.35
2	Other companies under Group		45 90 27 564	14 73 35 668	12.05
	Total -->		**49 58 94 812**	**49 58 94 812**	**40.54**

. * Shares acquired by way of inter-se transfer amongst Group.

4. The list of top 10 shareholders of the Company and the number of Equity Shares held by them

a) Top ten shareholders as on the date of Information Memorandum

Sr. No.	Name of Shareholders	Number of Equity Shares
1.	*Anadha Enterprise Private Limited	27 02 92 719
2.	The Bank of New York as Depository (for GDRs)	6 36 69 741
3.	Life Insurance Corporation of India	6 29 97 668
4.	*Bhavan Mercantile Private Limited	4 13 99 177
5.	Bhumika Trading Private Limited	4 07 38 138
6.	Eklavya Mercantile Private Limited	3 79 96 013
7.	Ekanksha Enterprise Private Limited	3 26 09 798
8.	Reliance Enterprises Limited	3 15 20 000
9.	Europacific Growth Fund	2 02 60 718
10.	Reliance Capital Limited	1 64 93 158

* These Companies have confirmed to acquire the entire shareholding of the companies at Sr. No. 5 to 8, by way of inter-se transfer amongst Group.

b) Top ten shareholders 10 days prior to the date of the Information Memorandum

Sr. No.	Name of Shareholders	Number of Equity Shares
1.	The Bank of New York as Depository (for GDRs)	6 36 69 741
2.	Life Insurance Corpn. of India	6 29 97 668
3.	Bhumika Trading Private Limited	4 07 38 138
4.	Eklavya Mercantile Private Limited	3 79 96 013
5.	Sanchayita Mercantile Private Limited	3 42 59 091
6.	Ekansha Enterprise Private Limited	3 26 09 798
7.	Reliance Enterprises Limited	3 15 20 000
8.	Ornate Traders Private Limited	2 89 48 096
9.	Florentine Trading Private Limited	2 61 15 686
10.	Velocity Trading Private Limited	2 46 06 830

c) Top ten shareholders of the Company on the date of incorporation

Sr. No.	Name of Shareholders	Number if Equity Shares on the date of Incorporation of Reliance Capital Ventures Limited.
1.	Reliance Energy Management Services Private Limited	2500
2.	Reliance Energy Global Private Limited	2500
3.	Reliance Energy Investments Private Limited	2500
4.	Powersurfer Interactive (India) Private Limited	2490
5.	Ashish R. Agarwal	10
	TOTAL	**10 000**

Note : The Company had only five shareholders at the time of its inception.

5) As on the date of this Information Memorandum, there are no outstanding warrants, options or rights to convert debentures, loans or other instruments into equity shares of the Company.

6) There will be no further issue of capital by RCVL whether by way of issue of bonus shares, preferential allotment, rights issue or in any other manner during the period commencing from the date of approval of the Scheme by the High Courts till listing of the Equity Shares to be allotted as per the Scheme.

7) There shall be only one denomination for the Equity Shares of the Company, subject to applicable regulations and the Company shall comply with such disclosure and accounting norms specified by SEBI, from time to time

8) The Company has 20,27,814 members as on the date of filing this Information Memorandum.

9) None of Equity shares of the Company were under lock-in prior to the Scheme.

SCHEME OF ARRANGEMENT

Rationale for Demerger as set forth in the Scheme of Arrangement with respect to Financial Services Undertaking, as defined by the Scheme

The business carried on by the Reliance Industries Limited, (the "Demerged Company") by itself and through its subsidiaries and affiliate companies and through strategic investments in the Financial Services Undertaking, as defined under the Scheme has significant potential for growth. The nature of risk and competition involved in each of the businesses undertaken by the Demerged Company, including the Financial Services Undertaking, as defined under the Scheme is distinct from others and consequently each business or undertaking is capable of attracting a different set of investors, strategic partners, lenders and other stakeholders. In order to enable distinct focus of investors to invest in some of the key businesses and to lend greater focus to the operation of each of its diverse businesses, the Demerged Company has re-organized and segregated by way of a demerger, its business and undertakings engaged in financial services including insurance, which comprises the Financial Services Undertaking, as defined under the Scheme.

The Financial Services Undertaking, as defined under the Scheme has tremendous growth and profitability potential and is at a stage where it requires focused leadership and management attention. Hence, simultaneously, with the re-organisation and segregation of the business, the Demerged Company also intends to re-organise the management of the business and undertaking to provide focused management attention and leadership required by the business which is to be segregated and demerged. In particular, Anil D. Ambani, the erstwhile Vice Chairman & Managing Director of the Demerged Company would take responsibility for providing such focused management attention and leadership to the Financial Services Undertaking, as defined under the Scheme whereas Mukesh D. Ambani, Chairman & Managing Director of the Demerged Company would continue to lead the businesses retained by the Demerged Company including, in particular petrochemicals, refining, oil and gas exploration and production, textiles and other businesses.

Under the Scheme of Arrangement, the Demerged Company's undertaking including, inter-alia, its Financial Services Undertaking comprising inter-alia, its interests and strategic investments in the financial services business has been segregated and demerged, pursuant to a Scheme of Arrangement under Sections 391 to 394 of the Act, and transferred to the Company for achieving independent focus in these areas. The Demerged Company will continue its interests in the businesses of petrochemicals, refining, oil and gas exploration and production and textiles and develop new areas in the economic development of the country.

Clause 19 of the Scheme reads as under:

"19. Agreements

The Resulting Companies will have the right to use the "Reliance" brand and logo and suitable agreements will be entered into in this regard. Further, suitable arrangements would also be entered into in relation to (i) non-competition in relation to the businesses of the Demerged Undertakings and the Remaining Undertaking; (ii) supply of gas for power projects of Reliance Patalganga Power Limited and REL with the Gas Based Energy Resulting Company; and (iii) Transfer of leasehold rights of RIL to the relevant Resulting Company with respect to the relevant Demerged Undertaking."

Clause 12.2 of the Scheme reads as under:

12.2 (a) Pursuant to the provisions of Clause 12.1 above, each of the Resulting Companies shall issue to the Depository representing the holders of GDRs of the Demerged Company, shares of the Resulting Companies in accordance with the relevant Share Entitlement Ratio. Subject to Clause (b) below, the Depository of the Demerged Company shall hold such shares of the Resulting Companies on behalf of the holders of GDRs of the Demerged Company;

(b) (i) Each of the Resulting Companies may, on or before expiry of 150 (One hundred and fifty) days from the Record Date, in consultation with the Depository for the GDR holders of the Demerged Company and by entering into appropriate agreements with the said Depository or any other Depository (appointed by the Resulting Companies) for the issuance of GDRs, (whether listed or

otherwise), instruct such Depository to issue GDRs of the Resulting Companies, or any of them, to the holders of GDRs of the Demerged Company and any such issue of GDRs shall be irrevocably put in motion within the said period. Subject to sub-clause (ii) below, if the Resulting Companies have not had such GDRs issued as aforesaid, the Bank of New York as the Depository for the Demerged Company shall, without reference to the Resulting Companies, sell the shares of the Resulting Companies in the open domestic market and distribute the net sale proceeds to such GDR holders on a proportionate basis.

(ii) Notwithstanding anything contained in sub-clause (i) above, any holder of GDRs of the Demerged Company may at anytime after the Record Date, but prior to the issuance of GDRs by a Resulting Company, instruct the Depository to transfer the underlying shares of such Resulting Company to such GDR holder. In such case, the relevant Resulting Company shall obtain such permissions as may be necessary.

(c) The holders of GDRs of the Demerged Company who wish to directly receive shares of the Resulting Companies may surrender the GDRs of the Demerged Company held by them before the Record Date in exchange for shares of the Demerged Company. Such GDR holders holding shares of the Demerged Company on the Record Date shall then be entitled to receive shares of Resulting Companies in accordance with the Share Entitlement Ratio under Clause 12.1 above.

Approvals with respect to the Scheme of Arrangement

The Honorable High Court of Judicature at Bombay, vide its Order dated December 9, 2005 has approved the Scheme of Arrangement amongst Reliance Industries Limited ("RIL") and Reliance Capital Ventures Limited ("RCVL"), Reliance Energy Ventures Limited, Global Fuel Management Services Limited (since renamed as Reliance Natural Resources Limited("RNRL")), and Reliance Communication Ventures Limited and their respective shareholders and creditors (the "Scheme"). Pursuant to this Scheme the investment held by RIL in Reliance Capital Limited ("RCL"), Reliance General Insurance Company Limited ("RGIL") and Reliance Life Insurance Company Limited (since renamed as RLIC Limited) ("RLIL") has been transferred to and vested in RCVL w.e.f. September 1, 2005 (i.e. the Appointed Date under the Scheme) under Sections 391 to 394 of the Companies Act, 1956. In accordance with the said Scheme, the Equity shares of RCVL issued pursuant to the Scheme, subject to applicable regulations shall be listed and admitted to trading on BSE and NSE. Such listing and admission for trading is not automatic and will be subject to such other terms and conditions as may be prescribed by the Stock Exchanges at the time of application by RCVL seeking listing.

The aforesaid Order of the Honorable High Court of Judicature at Bombay was filed by RIL and RCVL with the Registrar of Companies ("ROC"), Maharashtra on 21st December, 2005, which is the Effective Date of the Scheme.

Subsequently, SEBI, vide its letter CFD/DIL/SC/58121/2006 dated January 19, 2006 has granted relaxation from the strict enforcement of the requirement of Rule 19(2)(b) of the Securities Contract Regulation (Rules), 1957 (SCRR) for the purpose of listing of shares of RCVL subject to the transferee company, viz., RCVL, complying with all the provisions of Clause 8.3.5 of the SEBI (DIP) Guidelines, 2000.

RCVL has submitted its Information Memorandum containing information and disclosures in line with the disclosure requirement for public issues, as applicable, to BSE and NSE for making the said Information Memorandum available to public through their websites.

This Information Memorandum is made available on the website of RCVL (www.rcapvl.in).

RCVL will publish an advertisement in the newspapers containing its details in line with the details required as per Clause 8.3.5.4 of SEBI (DIP) Guidelines. The advertisement will draw a specific reference to the availability of this Information Memorandum on the website of RCVL as well as the Stock Exchanges.

RCVL also undertakes that all material information about itself shall be disclosed to stock exchanges on a continuous basis so as to make the same available to public, in addition to the requirements, if any, specified in Listing Agreement for disclosures about the subsidiaries.

STATEMENT OF TAX BENEFITS

The statement of tax benefits has been certified by our auditors M/s. RSM & Co. Chartered Accountants vide their letter dated January 25, 2006.

As per the present provisions of Income-tax Act, 1961 (hereinafter referred to as "the Act") and other laws as applicable for the time being in force in India, the following tax benefits are available to the Company and to the shareholders of the Company, subject to fulfillment of prescribed conditions:

A. To the Company under the Income Tax Act, 1961('the Act')

1. Under Section 32 of the Act, the Company is entitled to claim depreciation allowance at the prescribed rates on all its tangible and intangible assets acquired and put to use for its business.

2. Under Section 10(34) of the Act, dividend income (whether interim or final) received by the Company from any other domestic company (in which the company has invested) is exempt from tax in the hands of the Company.

3. The income received by the Company from distribution made by any mutual fund specified under Section 10(23D) of the Act or from the Administrator of the specified undertaking or from the specified companies referred to in Section 10(35) of the Act is exempt from tax in the hands of the Company under Section 10(35) of the Act.

4. Under Section 10(38) of the Act, the Long-term Capital Gains arising on transfer of equity shares in any other company or units of equity oriented mutual funds, which are chargeable to Securities Transaction Tax, are exempt from tax in the hands of the company.

5. As per the provisions of Section 112(1)(b) of the Act, other Long-term Capital Gains arising to the Company are subject to tax at the rate of 20% (plus applicable surcharge and education cess). However, as per the Proviso to that section, the long-term capital gains resulting from transfer of listed securities or units or zero coupon bonds [not covered by section 10(36) and 10(38) of the Act], are subject to tax at the rate of 20% on long-term capital gains worked out after considering indexation benefit (plus applicable surcharge and education cess), which would be restricted to 10% of Long-term capital gains worked out without considering indexation benefit (plus applicable surcharge and education cess).

6. As per the provisions of section 111A of the Act, Short-term Capital Gains arising to the Company from transfer of Equity Shares in any other company or from sale of units of any equity oriented mutual fund defined in Section 10(38) of the Act, are subject to tax @ 10% (plus applicable surcharge and education cess), if such a transaction is subjected to Securities Transaction Tax.

7. In accordance with and subject to the conditions specified in Section 54EC and Section 54ED of the Act, the Company would be entitled to exemption from tax on Long-term Capital Gain [not covered by section 10(36) and section 10 (38) of the Act] if such capital gain is invested in any of the long-term specified assets (hereinafter referred to as the "new asset") to the extent and in the manner prescribed in the said sections. If the new asset is transferred or converted into money at any time within a period of three years in case of new assets specified in Section 54EC and within a period of one year in case of new assets specified in Section 54ED, from the date of its acquisition, the amount of capital gains for which exemption is availed earlier would become chargeable to tax as long term capital gains in the year in which such new asset is transferred or converted into money.

8. As per the provisions of section 88E of the Act, where the business income of the Company includes profits and gains from sale of securities liable to Securities Transaction Tax, a rebate is allowable from the amount of income tax on such business income, to the extent of Securities Transaction Tax paid on such transaction. The amount of rebate shall, however, be limited to the amount of income tax arrived at by applying the average rate of income tax on such business income.

B. To the Shareholders of the Company

I Resident Shareholders

1. Under Section 10(34) of the Act, dividend (whether interim or final) received from a domestic company is exempt from tax in the hands of the resident shareholders of the Company.

2. Under Section 10(38) of the Act, the Long-term Capital Gain arising on transfer of equity shares in any other company or units of equity oriented mutual fund, which are chargeable to Securities Transaction Tax, are exempt from tax in the hands of the resident shareholders.

3. As per the provisions of Section 112(1)(a) of the Act, other Long-term Capital Gains arising to the resident shareholders are subject to tax at the rate of 20% (plus applicable surcharge and education cess). However, as per Proviso to that section, the long-term capital gains resulting from transfer of listed securities or units or zero coupon bonds [not covered by section 10(36) and 10(38) of the Act], are subject to tax at the rate of 20% on long term capital gains after considering the indexation benefit (plus applicable surcharge and education cess), which would be restricted to 10% of long term capital gains without considering the indexation benefit (plus applicable surcharge and education cess).

4. As per the provisions of section 111A of the Act, Short-term Capital Gains arising to the resident shareholders from the transfer of Equity Shares in a company or units of equity oriented mutual fund defined in section 10(38) of the Act, are subject to tax @ 10% (plus applicable surcharge and education cess) if such a transaction is subjected to Securities Transaction Tax.

5. As per the provisions of section 88E of the Act, where the business income of an assessee includes profits and gains from sale of securities liable to Securities Transaction Tax, a rebate is allowable from the amount of income tax on such business income, to the extent of Securities Transaction Tax paid on such transactions. The amount of rebate shall, however, be limited to the amount of income tax arrived at by applying the average rate of income tax on such business income.

6. In accordance with and subject to the conditions specified in Section 54EC and Section 54ED of the Act, the resident shareholders would be entitled to exemption from tax on Long-term Capital Gains [not covered by section 10(36) and section 10 (38) of the Act], if such capital gains are invested in any of the long-term specified assets (hereinafter referred to as the "new asset") to the extent and in the manner prescribed in the said sections. If the new asset is transferred or converted into money at any time within a period of three years in case of new assets specified in Section 54EC and within a period of one year in case of new assets specified in Section 54ED, from the date of its acquisition, the amount of capital gains for which exemption is availed earlier would become chargeable to tax as long term capital gains in the year in which such new asset is transferred or converted into money.

7. In case of a shareholder being an individual or a Hindu Undivided Family, in accordance with and subject to the conditions and to the extent provided in Section 54F of the Act, the shareholder is entitled to exemption from Long-term Capital Gains arising from the transfer of any long term capital asset, not being a residential house [not covered by sections 10 (36) and 10 (38) of the Act], if the net consideration is invested for purchase or construction of a residential house. If part of the net consideration is invested within the prescribed period in a residential house, such gains would not be chargeable to tax on a proportionate basis. If, however, such new residential house in which the investment has been made is transferred within a period of three years from the date of its purchase or construction, the amount of capital gains for which the exemption was availed earlier would be taxed as long-term capital gains of the year in which such residential house is transferred.

II Mutual Funds

In case of a shareholder being a Mutual fund, as per the provisions of Section 10(23D) of the Act, any income of Mutual Funds registered under the Securities and Exchange Board of India Act, 1992 or Regulations made thereunder, Mutual Funds set up by public sector banks or public financial institutions and Mutual Funds authorised by the Reserve Bank of India are exempt from income-tax, subject to the conditions notified by Central Government in this regard.

III Venture Capital Companies /Funds

In case of a shareholder being a Venture Capital Company / Fund, any income of Venture Capital Companies / Funds registered with the Securities and Exchange Board of India, are exempt from income-tax, subject to the conditions specified in Section 10(23FB) of the Act.

IV Non-Resident / Non-Resident Indian Member

1. Dividend (both interim and final) income, if any, received by the non-resident/non-resident Indian shareholders from the domestic company shall be exempt under Section 10(34) read with Section 115-O of the Act.

2. Benefits outlined in Paragraph B(I) above are also available to a non-resident/non-resident Indian shareholder except that under first proviso to Section 48 of the Act, the capital gains arising on transfer of capital assets being shares of an Indian Company need to be computed by converting the cost of acquisition, expenditure in connection with such transfer and full value of the consideration received or accruing as a result of the transfer into the same foreign currency in which the shares were originally purchased. The resultant gains thereafter need to be reconverted into Indian currency. The conversion needs to be at the prescribed rates prevailing on dates stipulated. Further, the benefit of indexation is not available to non-resident shareholders.

3. Benefits outlined in Paragraph A(8) above are also applicable to the non-resident/non- resident Indian shareholder.

4. As per Section 90(2) of the Act, the provisions of the Act would prevail over the provisions of the tax treaty to the extent they are more beneficial to the non-resident/non-resident Indian shareholder. Thus, a non-resident/non-resident Indian shareholder can opt to be governed by the beneficial provisions of an applicable tax treaty.

5. Capital gains tax – Options available to a non-resident Indian under the Act: Non- resident Indian: As per Section 115-C(e) of the Act, a 'non-resident Indian' means an individual, being a citizen of India or a person of Indian origin who is not a 'resident'. As per the Explanation to the said clause, a person shall be deemed to be of Indian origin if he, or either of his parents or any of his grand-parents, was born in undivided India.

6. Where shares have been subscribed in convertible foreign exchange, the non-resident Indians [as defined in section 115C(e) of the Act], being shareholders of an Indian company, have the option of being governed by the provisions of Chapter XII-A of the Act, which, inter alia, entitles them to the following benefits in respect of income from shares of an Indian company acquired, purchased or subscribed to in convertible foreign exchange:

   - As per the provisions of section 115D read with section 115E of the Act and subject to the conditions specified therein, long term capital gains (in cases not covered under section 10(38) of the Act) arising on transfer of an Indian company's shares, will be subject to tax at the rate of 10 percent (plus applicable surcharge on tax and education cess on tax and surcharge), without indexation benefit.

   - As per the provisions of section 115F of the Act and subject to the conditions specified therein, gains arising on transfer of a long term capital asset (in cases not covered under section 10(38) of the Act) being shares in an Indian company shall not be chargeable to tax if the entire net consideration received on such transfer is invested within the prescribed period of six months in any specified asset or savings certificates referred to in section 10(4B) of the Act. If part of such net consideration is invested within the prescribed period of six months in any specified asset or savings certificates referred to in section 10(4B) of the Act then such gains would not be chargeable to tax on a proportionate basis. For this purpose, net consideration means full value of the consideration received or accrued as a result of the transfer of the capital asset as reduced by any expenditure incurred wholly and exclusively in connection with such transfer.

     Further, if the specified asset or savings certificates in which the investment has been made is transferred within a period of three years from the date of investment, the amount of capital gains tax exempted earlier would become chargeable to tax as long term capital gains in the year in which such specified asset or savings certificates are transferred.

   - As per the provisions of section 115G of the Act, non-resident Indians are not obliged to file a return of income under section 139(1) of the Act, if their only source of income is income from investments or long

term capital gains earned on transfer of such investments or both, provided tax has been deducted at source from such income as per the provisions of Chapter XVII-B of the Act.

- Under section 115H of the Act, where the non-resident Indian becomes assessable as a resident in India, he may furnish a declaration in writing to the Assessing Officer, along with his return of income for that year under section 139 of the Act to the effect that the provisions of the Chapter XII-A shall continue to apply to him in relation to such investment income derived from the specified assets for that year and subsequent assessment years until such assets are converted into money.

- As per the provisions of section 115I of the Act, a non-resident Indian may elect not to be governed by the provisions of Chapter XII-A for any assessment year by furnishing his return of income for that assessment year under section 139 of the Act, declaring therein that the provisions of Chapter XII-A shall not apply to him for that assessment year and accordingly his total income for that assessment year will be computed in accordance with the other provisions of the Act.

V Foreign Institutional Investors (FIIs)

1. Dividend (both interim and final) income, if any, received by the shareholder from the domestic company shall be exempt under Section 10(34) read with Section 115O of the Act.

2. Capital gains

Under Section 115AD, income (other than income by way of dividends referred in Section 115-O) received in respect of securities (other than units referred to in Section 115AB) shall be taxable at the rate of 20% (plus applicable surcharge on tax and education cess on tax and surcharge).

Under Section 115AD, capital gains arising from transfer of securities (other than units referred to in Section 115AB) which are not exempt under Section 10(38), shall be taxable as follows:

Securities which are held for the period of upto or less than twelve months and where such transaction is chargeable to Securities Transaction Tax ("STT") levied under Chapter VII of the Finance (No. 2) Act of 2004, shall be taxable at the rate of 10% (plus applicable surcharge on tax and education cess on tax and surcharge). Securities other than those held for the period of upto or less than twelve months and where such transaction is not chargeable to STT levied under Chapter VII of the Finance (No. 2) Act of 2004, shall be taxable at the rate of 30% (plus applicable surcharge on tax and education cess on tax and surcharge);

Securities which are held for the period of twelve months or more shall be taxable at the rate of 10% (plus applicable surcharge on tax and education cess on tax and surcharge). Such capital gains would be computed without giving effect of indexation as provided in the first and second proviso to Section 48. In other words, the benefit of indexation, as mentioned under the two provisos would not be allowed while computing the capital gains.

3. Long-term capital gains arising on transfer of equity shares in the Company, which is held for the period of twelve months or more and where such transaction is chargeable to STT, shall be exempt from tax under Section 10(38) of the Act.

4. Benefit of exemption under Section 54EC and 54ED shall be available as outlined in Paragraph B(I)(6) above.

5. Benefit as outlined in Paragraph A(8) above are also available to FIIs.

6. As per Section 90(2) of the Act, the provisions of the Act would prevail over the provisions of the tax treaty to the extent they are more beneficial to the non-resident. Thus, a non-resident can opt to be governed by the beneficial provisions of an applicable tax treaty.

Note: There is a legal uncertainty over whether a FII can elect to be governed by the normal provisions of the Act, instead of the provisions of Section 115AD. Investors are advised to consult their tax advisors in this regard.

C. Benefits available under the Wealth Tax Act, 1957

'Asset' as defined under section 2(ea) of the Wealth Tax Act, 1957, does not include share in companies. Hence, the shares in companies are not liable to Wealth Tax.

D. Benefits available under the Gift Tax Act, 1958

Gift tax is not leviable in respect of any gifts made on or after October 1, 1998. Therefore, any gift of shares will not attract gift tax.

Notes:

1. All the above benefits are as per the current tax law and will be available only to the first named holder in case the shares are held by joint holders. Shareholder is advised to consider in his/her/its own case, the tax implications of any new enactments which may change / modify the law.

2. In view of the nature of tax consequences, being based on all the facts, in totality, of the investors, each investor is advised to consult his/her own tax advisor with respect to specific tax consequences.

ABOUT RELIANCE CAPITAL VENTURES LIMITED

Industry Overview

The Indian Financial system is regulated and supervised by two Government agencies under the Ministry of Finance namely the (a) SEBI and (b) RBI. All parts of the financial system are interconnected with one another and the jurisdictions of the RBI and the SEBI overlap in many fields.

The Capital markets and securities transactions are regulated by the Capital Markets division of the Department of Economic Affairs of Government of India.

Business

Pursuant to the Scheme, the Company stands vested with the Financial Services Undertaking, as defined under the Scheme comprising, inter-alia equity shares in the operating companies viz. 6,00,89,966 Equity Shares of Rs. 10 each of Reliance Capital Limited; 2,55,00,175 Equity shares of Rs. 10 each of Reliance General Insurance Company Limited; and 5,00,175 Equity Shares of Rs. 10 each of RLIC Limited. Therefore, the main source of the Company's income will be from its investments in RCL, RGIL and RLIL. RCL is a Company whose equity shares are listed on BSE and NSE. The Equity shares of RGIL and RLIL are not listed on any Stock Exchange. None of these companies is a Subsidiary of the Company.

Reliance Capital Limited (RCL) and Reliance Capital Ventures Limited (RCVL) at their meetings of the Board of Directors held on January 2, 2006, and February 8, 2006, respectively, have considered and approved the proposal for amalgamation of Reliance Capital Ventures Limited (RCVL) with RCL. Please see – the Section titled "Introduction".

For details about RCL, RGIL and RLIL companies please see – the Section titled "Key Investments".

History

Reliance Capital Ventures Limited was originally incorporated on September 3, 2004 under the Companies Act, 1956 as Reliance Energy Technical Services Private Limited. The name of the Company was thereafter changed to Reliance Technical Services Private Limited on January 17, 2005. The status of the Company was changed to public limited company on July 25, 2005 and the name was thereafter changed to its present name Reliance Capital Ventures Limited on August 3, 2005.

The objects for which the RCVL has been established are set out in its Memorandum of Association. The main objects are set out hereunder:

1 To carry on and undertake the business of finance, investment, loan and guarantee company and to invest in, acquire, subscribe, purchase, hold, sell, divest or otherwise deal in securities, shares, stocks, equity linked securities, debentures, debenture stock, bonds, commercial papers, acknowledgements, deposits, notes, obligations, futures, calls, derivatives, currencies and securities of any kind whatsoever, whether issued or guaranteed by any person, company, firm, body, trust, entity, government, state, dominion sovereign, ruler, commissioner, public body or authority, supreme, municipal, local or otherwise, whether in India or abroad and subject to such permissions and licences as may be necessary, carry on, manage, supervise and control business of insurance (including general insurance and life insurance) . The Company will not carry on any activity as per Section 45 1A of RBI Act, 1934.

2 To carry on and undertake the business of financial services like financial restructuring / reorganization, investment counseling, portfolio management and all activities and facilities of every description including all those capable of being provided by bankers, stockbrokers, merchant-bankers, investment, portfolio managers, trustees, agents, advisors, consultants, providing other financial or related services and to carry on the activities of hire-purchase, leasing and to finance lease operations of all kinds, purchasing, selling, hiring or letting on hire all kinds of plant and machinery and equipment and to assist in financing of all and every kind and description of hire- purchase or deferred payment or similar transactions and to subsidize, finance or assist in subsidizing or financing the sale and maintenance of any goods, articles or commodities of all and every kind and description upon any terms whatsoever and to purchase or otherwise deal in all forms of movable property including plant and machinery, equipments, ships, aircrafts, automobiles, computers, and all consumer,

commercial, medical and industrial items with or without security and to lease or otherwise deal with them including resale thereof, regardless of whether the property purchased and leased is new and/or used and from India or abroad.

Change in Memorandum of Association since the Company's inception

Date	Particulars
24th November 2004	Alteration of main Object Clause
3rd January 2005	Alteration of main Object Clause
17th January 2005	Change of name of the Company from Reliance Energy Technical Services Private Limited to Reliance Technical Services Private Limited
21st July 2005	Increase in Authorized Capital from Rs. 100,000/- to Rs. 500,000/-
25th July 2005	Change of status from Private Limited to Public Limited Company
26th July 2005	Alteration of main Object Clause.
3rd August 2005	Change of name of the Company from Reliance Technical Services Limited to Reliance Capital Ventures Limited
11th August 2005	Alteration of Main Object Clause
24th December 2005	Increase in Authorized Capital from Rs. 5,00,000 to Rs. 1250 Crore

Agreements with Reliance Industries Limited

Mukesh D Ambani, Chairman and Managing Director of Reliance Industries Ltd. (RIL), and Anil Dhirubhai Ambani, Chairman, Reliance - Anil Dhirubhai Ambani Group (Reliance – ADAG), had reached an Agreement, on the overall business reorganization of the Reliance Group, which envisaged, inter alia, the use of Brands and Trademarks and non compete arrangement between the Company being one of the Resulting Companies and RIL the Demerged Company. Accordingly, Clause 19 (relevant extracts) of the Scheme provided as under

"19. Agreements

The Resulting Companies will have the right to use the "Reliance" brand and logo and suitable agreements will be entered into in this regard. Further, suitable arrangements would also be entered into in relation to (i) non-competition in relation to the businesses of the Demerged Undertakings and the Remaining Undertaking...;"

Consequent to the above, RIL was to enter into with the Company, the following Agreements

- Trade Mark Management Agreement
- Non Competition Agreement

The Company was a wholly owned subsidiary of RIL upto the date of allotment of Shares in pursuance of the Scheme i.e. January 27, 2006. RIL had 2 of its representatives on the Board of the Company comprising 3 Directors, and thus had majority control

In terms of the Scheme, RIL was required to reconstitute the Board and hand over the control and management of the Company to Anil D. Ambani, after the Record Date i.e. 25th January 2006. However, the Board of the Company was reconstituted only on February 7, 2006, on which date the control and management of the Company was handed over to Anil D. Ambani.

RIL executed the above Agreements with the Company on 12th January 2006, (while the Company was still under RIL's control), with the approval of only RIL's nominees on the Board of the Company and despite specific dissent of the representative of Shri Anil D. Ambani at the Board meeting.

The above Agreements contain significant deviations from the agreed position, which may adversely impact the interests of the Company and its shareholders. The reconstituted Board of the Company has decided to take

appropriate steps to amend the above Agreements suitably, so as to bring them in line with the agreed position, and to protect the interests of the Company and its Shareholders.

A summary of the material terms of these Agreements, which were executed while the Company was still under the control of RIL, and which as stated herein are subject to amendment, is given below:

Trademark Management Agreement

The Trademarks which are subject of the Trademark Management Agreement (TMA) dated January 12, 2006 between the RIL and the Company among others are RELIANCE WORD & RELIANCE logo being the visual or graphic presentation of the letter "R" with flame in the background (Trademarks).

The TMA acknowledges that all rights title and interest in and to the Trademarks shall vest in the Demerged Group (referred herein as "RIL") and the Resulting Group (referred herein as the "Resulting Companies") in relation to their respective businesses and they are entitled to enjoy such ownership rights.

With respect to any new business commenced by either of the RIL or Resulting Companies (subject to non-compete), the group which commences the business first in point of time shall be entitled to use the Trademark in relation to such business, subject to certain conditions.

The TMA allows each of the Parties to co-brand the said Trademarks, to which it is entitled to, with a third party, subject to certain conditions.

Non Competition Agreement

Under the Non Competition Agreement ("NCA") dated January 12, 2006 executed between RIL and the Company among others, RIL and the Resulting Companies have agreed not to set up businesses which would compete with the specified Existing Businesses and reserved business of the other group for a period of 10 years. NCA also incorporates a Right of First Refusal in case any group decides to sell any of its business(s).

The non-compete provision terminates if any business is sold by either RIL or the Resulting Companies to a third party.

Existing business(s) of the Resulting Companies pertaining to the Company comprise Financial Services. Financial services includes but is not limited to mutual funds and asset management, distribution of financial products and services, stock broking, banking and insurance.

RIL will be permitted to establish captive non banking financial companies for exclusive use of RIL. These companies shall be loan/lease and hire purchase companies. In addition the RIL may enter into alliances or joint ventures with banks in relation to consumer credit distribution for retail finances. This business activity would be only to facilitate RIL's retail business and no other.

There shall be a materiality test to ensure RIL has not effectively entered into consumer finance business other than for supporting the RIL's retail business and all such joint ventures and alliances contemplated by this exclusion in this clause shall not be under the control of RIL.

The businesses reserved for RIL are (i) Petroleum & petroleum retail (ii) Petrochemical business.

As stated above, the said Agreements do not correctly reflect the agreed position between our Company and RIL. The Company intends to take appropriate steps to amend the above Agreements suitably, so as to bring them in line with the agreed position, and to protect the interests of the Company and its Shareholders.

MANAGEMENT

As per the Articles of Association of the Company, the Company shall not have less than 3 directors and not more than such number of directors as may be stipulated by the Companies Act for the time being in force.

As per the Article of the Articles of Association of the Company, so long as ADA Group is the largest shareholder of the Company, Anil D Ambani shall be the non-retiring Chairman of the Board so long as he is willing to be a Director and Chairman of the Company. The Chairman shall preside at all meetings of the Board and the General Meetings of the Company and would have a vote in event of a tie.

Anil D. Ambani is the Chairman of the Board and of the Company. ADA Group presently is the largest shareholder of the Company.

Board of Directors as on the date of the Information Memorandum.

Sr. No.	Name, Age, Designation, Fathers Name, Address, Occupation	Other Directorships
1	Shri Anil D. Ambani Age: 46 years Designation: Chairman S/o Dhirubhai Ambani Address: 39, Sea Wind, Cuffe Parade, Mumbai 400 005. Occupation : Industrialist	Reliance Energy Limited Reliance Capital Limited Anil Dhirubhai Ambani Enterprises Limited Anil Dhirubhai Ambani Foundation Reliance Blue Magic Private Limited Anil Dhirubhai Ambani Ventures Private Limited Ambani Industries Private Limited Ambani Enterprises Private Limited Ambani International Private Limited AAA Enterprises Private Limited AAA International Capital Private Limited AAA Industries Private Limited AAA Consultancy Services Company Private Limited AAA Project Ventures Private Limited AAA Global Ventures Private Limited AAA Global Business Enterprises Private Limited AAA Business Machines Pvt. Ltd. Reliance Business Management Private Limited Dhirubhai Ambani Enterprises Pvt. Ltd. AAA Communication Private Limited ADAE Ventures Private Limited Reliance Enterprises and Ventures Private Limited ADA Enterprises and Ventures Private Limited Anadha Enterprise Private Limited Bhavan Mercantile Private Limited Panther Consultants Private Limited Reliance Infocomm Limited Reliance Communications Infrastructure Limited Reliance Telecom Limited Flag Telecom Group Limited - Foreign Co Indian School of Business (A Section 25 Company) Reliance Europe Limited Reliance Communication Ventures Limited Reliance Energy Ventures Limited Reliance Natural Resources Limited
2	Shri Amitabh Jhunjhunwala Age : 49 years Designation: Director S/o Thakore Prasad Jhunjhunwala Address: Flat A – 212, NCPA Apartments, Nariman Point, Mumbai 400 021 Occupation: Company Executive	Reliance Capital Limited Reliance Capital Asset Management Limited Reliance Asset Management (Mauritius) Limited RLIC Limited Reliance Life Insurance Company Limited Reliance Capital Ventures Limited Reliance General Insurance Company Limited Anil Dhirubhai Ambani Enterprises Limited

Sr. No.	Name, Age, Designation, Fathers Name, Address, Occupation	Other Directorships
3	Shri S.P.Talwar 65 years Director S/o Tek Chand Talwar 162, Kshitij,47 Nepean Sea Road, Mumbai 400 036. Occupation : Company Executive	Vernagiri Power Generation Limited Cromption Greaves Limited Reliance Capital Trustee Co. Limited Reliance General Insurance Company Limited Reliance Life Insurance Company Limited (formerly AMP Sanmar Life Insurance Limited) RLIC Limited Reliance Communication Ventures Limited
4	Shri Rajendra P Chitale Age : 44 years Designation Director S/o Prabhakar P. Chitale 131, Tanna Residency, Bay View, opp.. Siddhivinayak Temple, 392, Veer Savarkar Marg, Prabhadevi, Mumbai 400 025 Occupation: Chartered Accountant	Reliance Capital Limited National Stock Exchange of India Limited National Securities Clearing Corporation Limited Asset Reconstruction Company (India) Limited Hinduja TMT Ltd Gujarat Ambuja Cements Limited J.M.Capital Management Private Limited Net4Nuts Limited Intuit Consulting Private Limited SME Rating Agency of India Limited Reliance General Insurance Company Limited Indigo Advisory Services Private Limited Indusind Telecom Network Limited

Clause 17, of the Scheme provides that at any time after the Record Date, RIL shall cause the Board of Directors of the Company to be reconstituted in such manner as is agreed between the Company and Anil D. Ambani and thereupon the Company shall be controlled and managed by Anil D. Ambani.

The Board of the Company was reconstituted on February 7, 2006 whereby Anil D. Ambani, SP Talwar and Rajendra Chitale have been appointed as Directors on the Board of the Company. The control and management of the Company accordingly stands vested with Anil D. Ambani.

As per the Articles of Association, so long as ADA Group is the largest shareholder of the Company, ADA Group shall be the Promoter of the Company as defined under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and shall exercise control over the Company.

Brief Biography of the Directors.

Shri Anil D. Ambani

Shri Anil D. Ambani is the Chairman, Reliance Communication Ventures Limited, Reliance Capital Limited, Reliance Infocomm Limited, Reliance Natural Resources Limited, Reliance Energy ventures Limited and Chairman & Managing Director, Reliance Energy Limited. Till recently, he also held the position of Vice Chairman and Managing Director, Reliance Industries Limited. The above Companies are part of the Reliance Anil Dhirubhai Ambani Group.

Shri Anil D. Ambani is a Bachelor of Science, University of Bombay and MBA from The Wharton School, University of Pennsylvania, USA. He joined Reliance in 1983 as Co-Chief Executive Officer. He is credited with having pioneered many financial innovations in the Indian capital markets. He pioneered India's first forays into overseas capital markets with international public offerings of global depositary receipts, convertibles and bonds. He directed Reliance in its efforts to raise, since 1991, over US$2 billion from overseas financial markets.

He is a member of:

- Wharton Board of Overseers, The Wharton School, USA.
- Central Advisory Committee, Central Electricity Regulatory Commission.
- Board of Governors, Indian Institute of Management, Ahmedabad.
- Board of Governors of Indian Institute of Technology, Kanpur.

In June 2004, Shri Anil D. Ambani was elected as an Independent member of the Rajya Sabha – Upper House, Parliament of India. His term as Member of Parliament, India is a six year term and expires in 2010.

Amitabh Jhunjhunwala

Amitabh Jhunjhunwala, an FCA, has over 26 years of experience in finance and the capital markets.

S. P. Talwar

S.P.Talwar is a former Deputy Governor of Reserve Bank of India. He is also former Chairman-cum-Managing Director of Bank of Baroda. He has vast experience in financial services sector in the country.

Rajendra P. Chitale

Rajendra P. Chitale, an eminent Chartered Accountant, is the Managing Partner of Messers M. P. Chitale & Co. He is a member of the Advisory Group on Derivatives and the Takeover Panel, the Securities and Exchange Board of India, as well as the Company Law Advisory Committee of the Government of India. He has also served on the Boards of Life Insurance Corporation of India, Unit Trust of India, SBI Capital Markets Ltd and Small Industries Development Bank of India Limited.

Compensation of Managing Directors / Whole time Directors

RCVL does not have any Managing Director or Whole Time Director.

Corporate Governance

The provisions of the listing agreement to be entered into with the Stock Exchanges with respect to corporate governance will be applicable to RCVL immediately upon the listing of its Equity Shares on the Stock Exchanges. The Company is fully compliant with the provisions of Clause 49 of the Listing Agreement.

Shri Anil D. Ambani is the non-executive Chairman of the Board. The Board of the Company comprising four Directors has 2 Independent Directors. The Board has also constituted the Audit Committee, Shareholders/Investors' Grievance Committee and Remuneration Committee as required under Clause 49 of the Listing Agreement as under:

Director	**Category**	**Member of Audit Committee**	**Member of Shareholders/Investors' Grievance Committee**	**Member of Remuneration Committee**
Anil D. Ambani	Non-executive & Non-independent	Yes	Yes	Yes
S.P. Talwar	Non-executive & Independent	Yes	Yes	Yes
Rajendra P. Chitale	Non-executive & Independent	Yes	Yes	Yes
Amitabh Jhunjhunwala	Non-executive & Non-independent	-	-	-

The role, powers, scope of functions and duties of the Audit Committee, Shareholders/Investors' Grievance Committee and Remuneration Committee of the Board are as per the applicable provisions of the Companies Act, 1956, Clause 49 of the Listing Agreement and the Reliance Anil Dhirubhai Ambani Group – Corporate Governance Policies and Code of Conduct.

The Status of the Company's compliance with the provisions of Clause 49 of the Listing Agreement is given below:

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)
I. Board of Directors	491	YES
(A) Composition of Board	49 (IA)	YES
(B) Non-executive Directors' compensation & disclosures	49 (IB)	NA
(C) Other provisions as to Board and Committees	49 (IC)	YES
(D) Code of Conduct	49 (ID)	YES
II. Audit Committee	49 (II)	YES
(A) Qualified & Independent Audit Committee	49 (IIA)	YES
(B) Meeting of Audit Committee	49 (IIB)	YES
(C) Powers of Audit Committee	49 (IIC)	YES
(D) Role of Audit Committee	49 II(D)	YES
(E) Review of Information by Audit Committee	49 (IIE)	YES
III. Subsidiary Companies	49 (III)	YES
IV. Disclosures	49 (IV)	YES
(A) Basis of related party transactions	49 (IV A)	YES
(B) Disclosure of Accounting Treatment	49 (IV B)	YES
(C) Board Disclosures	49 (IV C)	YES
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES
(E) Remuneration of Directors	49 (IV E)	NA
(F) Management	49 (IV F)	YES
(G) Shareholders	49 (IV G)	YES
V. CEO/CFO Certification	49 (V)	YES
VI. Report on Corporate Governance	49 (VI)	YES
VII. Compliance	49 (VII)	YES

The Directors have no interest in the transactions of the Company, otherwise than as directors of the Company.

Change in Board of Directors since the Company's inception

Name of the Director	Date of Appointment	Date of Resignation	Reasons
Ramesh Shenoy	September 3, 2004	August 10, 2005	Resigned
Hasit Shukla	September 3, 2004	August 10, 2005	Resigned
Surendra Pipara	July 16, 2005	August 10, 2005	Resigned
Sandeep Tandon	August 9, 2005	February 7, 2006	Resigned
L.V. Merchant	August 9, 2005	February 7, 2006	Resigned
Amitabh Jhunjhunwala	August 14, 2006	-	Appointed as Director
Anil D. Ambani	February 7, 2006	-	Appointed as Additional Director
S. P Talwar	February 7, 2006	-	Appointed as Additional Director
Rajendra Chitale	February 7, 2006	-	Appointed as Additional Director

Date of expiration of current term of Office of directors

Amitabh Jhunjhunwala,was appointed as Director of the Company at its Annual General meeting held on January 14, 2006 and his office is subject to retirement by rotation. Anil Ambani, S. P. Talwar, and Rajendra Chitale were appointed as Additional Directors on the Board of the Company and hold office upto the ensuing Annual General Meeting.

Shareholding of Directors

Name of Director	No of Shares held
Anil D. Ambani	1859271
Amitabh Jhunjhunwala	Nil
S. P Talwar	Nil
Rajendra Chitale	Nil

Key Management Personnel

The Company is managed, controlled, and directed by the Board of Directors. The Board has appointed Himanshu G. Agarwal as the Manager, of the Company with effect from February 7, 2006. Himanshu G. Agarwal is also the Dy. Company Secretary and Compliance Officer of the Company. Himanshu G. Agarwal is commerce and law graduate, and Associate Member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India. Prior to his appointment as Manager of the Company, Himanshu G. Agarwal was Company Secretary of Reliance Infrastructure Limited. He holds 245 shares in the Company. Sanjay Kumar Gupta, who was Dy. Company Secretary and Compliance Officer of the Company resigned on February 7, 2006. Apart from the above, there are no changes in the Key Management Personnel of the Company.

Employees:

As on date, Company has no significant employee strength.

PROMOTERS

Before the Scheme becoming effective, the Company was a wholly owned subsidiary of RIL. Pursuant to the Scheme becoming effective, the Company has allotted equity shares to the shareholders of RIL, except Specified Shareholders, as defined in the Scheme. Further, in terms of Clause 16.2 of the Scheme of Arrangement, consequent to the allotment made on January 27, 2006, the shareholding of RIL in the Company has been cancelled. Currently, Anil D. Ambani, Tina A. Ambani, Kokila D. Ambani,Jai Anmol A. Ambani, Jai Anshul A. Ambani, AAA Global Business Enterprises Private Limited, Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited are presently the Promoters of the Company and Reliance Capital Limited and certain other companies forming part of the 'Group' who have / are in the process of transferring their shares to Anadha Enterprise Private Limited and/or Bhavan Mercantile Private Limited, are the Persons Acting in Concert with the Promoters.

Details of Promoters

Shri Anil D. Ambani, age 46 years, is the Chairman, Reliance Communication Ventures Limited, Reliance Capital Limited, Reliance Infocomm Limited, Reliance Natural Resources Limited, Reliance Energy ventures Limited and Chairman & Managing Director, Reliance Energy Limited. Till recently, he also held the position of Vice Chairman and Managing Director, Reliance Industries Limited. The above Companies are part of the Reliance Anil Dhirubhai Ambani Group.

Shri Anil D. Ambani is a Bachelor of Science, University of Bombay and MBA from The Wharton School, University of Pennsylvania, USA. He joined Reliance in 1983 as Co-Chief Executive Officer. He is credited with having pioneered many financial innovations in the Indian capital markets. He pioneered India's first forays into overseas capital markets with international public offerings of global depositary receipts, convertibles and bonds. He directed Reliance in its efforts to raise, since 1991, over US$2 billion from overseas financial markets.

He is a member of:

- Wharton Board of Overseers, The Wharton School, USA.
- Central Advisory Committee, Central Electricity Regulatory Commission.
- Board of Governors, Indian Institute of Management, Ahmedabad.
- Board of Governors of Indian Institute of Technology, Kanpur.

In June 2004, Shri Anil D. Ambani was elected as an Independent member of the Rajya Sabha – Upper House, Parliament of India. His term as Member of Parliament, India is a six year term and expires in 2010.

The Voter id number of Anil D. Ambani is MT/04/019102277311 and driving license number is 85/C/26507

Smt. Tina A Ambani, age 46 years is wife of Anil D. Ambani. She pioneered the Harmony Show, which over last several years provided a strong platform for promoting Art. She is also actively involved in philanthropic and social service activities and has been instrumental in the launch of the Harmony an initiative for senior citizens. Her voter id number is MT/04/019/033774.

Smt. Kokila D. Ambani, age 71 years is wife of the Founder Chairman of the Reliance group Late Dhirubhai H. Ambani. She is a matriculate. Her voter id number is MT/04/019/033763. She does not have a driving license.

Jai Anmol A Ambani, age 14 years, and Jai Anshul A Ambani, age 10 years are students and act through their father and natural guardian Anil D. Ambani.

AAA Global Business Enterprises Private Limited (AGBPL)

Date of Incorporation:
AAA Global Business Enterprises Private Limited was incorporated on January 12, 2005.

Principal Business:

Except for acquiring 1,15,29,001 shares in RIL, AGBPL has not commenced any business activities. The Company has not completed its first year of operations, hence has not prepared Profit and Loss Account.

Shareholding Pattern of AGBPL as on December 31, 2005:

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	10,000	100.00
B.	Non Promoters holding	-	-
	Total	**10,000**	**100.00**

Board of Directors of AGBPL

Anil D. Ambani
Tina A. Ambani
Hasit Shukla

Financial Performance of AGBPL

Rs. in Crores

Particulars	**January 12, 2005 to March 31, 2005**
Sales & Other Income	-
PAT	-
Equity Capital	0.01
Reserves	-
EPS(Rs.)	-
Book Value(Rs.)	-

Details of listing and Highest & Lowest market price during the preceding six months:

AAA Global Business Enterprises Private Limited is not listed

Anadha Enterprise Private Limited (AEPL)

AEPL was incorporated on June 23, 2005 and its principal business is Trading.

Shareholding Pattern of AEPL as on December 31, 2005:

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	10,000	100.00
B.	Non Promoter holding	-	-
	Total	**10,000**	**100.00**

Board of Directors of AEPL

Anil D. Ambani
Tina A. Ambani
Hasit Shukla

Financial Performance of AEPL

Rs. in Crores

Particulars	**June 23, 2005 to December 31, 2005**
Sales & Other Income	0.00
PAT	0.00
Equity Capital	0.01
Reserves	0.00
EPS(Rs.)	0.00
Book Value(Rs.)	9.73

Details of listing and Highest & Lowest market price during the preceding six months:

AEPL is not listed.

Bhavan Mercantile Private Limited (BMPL)

BMPL was incorporated on June 27, 2005 and its principal business is Trading

Shareholding Pattern of BMPL as on December 31, 2005:

	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	10,000	100.00
B.	Non Promoter holding	-	-
	Total	**10,000**	**100.00**

Board of Directors of BMPL

Anil D. Ambani
Kokila D. Ambani

Financial Performance of BMPL

Rs. in Crores

Particulars	June 27, 2005 to December 31, 2005
Sales & Other Income	0.00
PAT	0.00
Equity Capital	0.01
Reserves	0.00
EPS(Rs.)	0.00
Book Value(Rs.)	10.83

Details of listing and Highest & Lowest market price during the preceding six months:

BMPL is not listed.

We confirm that the Permanent Account Number, Bank Account Number, the Company Registration Numbers and the address of the Registrar of Companies where our Promoters are registered have been submitted to the Stock Exchange at the time of filing of the Information Memorandum.

Change of Control of the Company in terms of the Scheme of Arrangement

Clause 17 of the Scheme provides that at any time after the Record Date, RIL shall cause the Board of Directors of the Company to be reconstituted in such manner as is agreed between the Company and Anil D. Ambani and thereupon the Company shall be controlled and managed by Anil D. Ambani.

Further, as per the Articles of Association, so long as ADA Group is the largest shareholder of the Company, ADA Group shall be the Promoter of the Company as defined under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and shall exercise control over the Company.

The Board of the Company was reconstituted on February 7, 2006 and the control and management of the Company now stands vested with Anil D. Ambani. ADA Group is presently the largest Shareholder of the Company.

CURRENCY OF PRESENTATION

In this Information Memorandum all references to "Rupees" or "Rs." are to Indian Rupees, the legal currency of the Republic of India.

DIVIDEND POLICY

Dividend is intended to be declared based on the quantum and availability of future profits and will be disbursed based on shareholder approval based on the recommendation of the Board of Directors.

The Company has not paid any dividend in the past.

FINANCIAL INFORMATION

Auditors Report

The Board of Directors
Reliance Capital Ventures Limited
3rd Floor, Maker Chamber IV
222, Nariman Point
Mumbai – 400 021

Re: Public listing of Reliance Capital Ventures Limited (Formerly Known as Reliance Technical Services Private Limited)

Dear Sirs,

1. We have examined the financial information of Reliance Capital Ventures Limited (formerly known as Reliance Technical Services Private Limited) ('the Company'), as attached to this report stamped and initialed by us for identification and as approved by the Board of Directors of the Company, which has been prepared in accordance with Part II of Schedule II of the Companies Act, 1956 ('the Act') and the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 as amended from time to time ('the SEBI Guidelines') issued by the Securities and Exchange Board of India ('SEBI') on January 19, 2000 in pursuance to Section 11 of the Securities and Exchange Board of India Act, 1992 and related clarifications, and in accordance with your instructions dated January 23, 2006 requesting us to carry out work in connection with listing of its fully paid up Equity shares.

2. We have examined the accounts of the Company for the financial year ended March 31, 2005 and period ended December 31, 2005 being the last date to which the accounts of the Company have been made up and audited for presentation to the members of the Company.

3. In accordance with the requirements of Paragraph B (1) of Part II of Schedule II to the Act, the SEBI Guidelines and our terms of reference with the Company dated January 23, 2006, requesting us to make this report for the purpose of the Information Memorandum as aforesaid, we report that:

   a. The restated assets and liabilities of the Company as at March 31, 2005 and December 31, 2005 are as set out in *Annexure 1 to this report to be read together with notes appearing in Annexure 4 to this report.*

   b. The restated profit and loss account of the Company for the period September 3, 2004 to March 31, 2005 and nine month ended December 31, 2005 are as set out in Annexure 2 to this report to be read together with notes appearing in Annexure 4 to this report.

   c. The restated cash flows of the Company for the financial year ended March 31, 2005 and for the period ended December 31, 2005 are as set out in Annexure 3 to this report to be read together with notes appearing in Annexure 4 to this report.

   d. We have examined the following financial information relating to the Company and as approved by the Board of Directors for the purpose of inclusion in the Information Memorandum:

   i. The Company has not declared dividends during any financial year covered in this report hence the information regarding rates of dividend in respect of each class of shares in accordance with the paragraph 6.10.2.1(b) of the SEBI Guidelines have not been disclosed.

   ii. Accounting ratios as appearing in Annexure 5 to this report.

   iii. Capitalization statement as at December 31, 2005 as appearing in Annexure 6 to this report.

   iv. Statement of Tax Shelter as appearing in the Annexure 7

   v. The Company does not have any outstanding secured and unsecured loan as at March 31, 2005 and December 31, 2005; hence the information regarding analysis of outstanding secured and unsecured loans in accordance with the paragraph 6.10.2.6 and 6.10.2.7(h) respectively of the SEBI Guideline have not been disclosed.

   vi. Investments as at March 31, 2005 and December 31, 2005 as appearing in Annexure 8 to this report.

   vii. The Company has not earned other income during the period ended March 31, 2005 and December 31, 2005; hence the information regarding details of other income in accordance with the paragraph 6.10.2.7(d) of the SEBI Guidelines have not been disclosed.

4. In our opinion the above financial information of the Company and notes attached to this report, after making adjustments and re-grouping as considered appropriate has been prepared in accordance with Part II of Schedule II of the Act and the SEBI Guidelines.

5. This report is intended solely for your information and for inclusion in the Information Memorandum in connection with the listing of the equity shares of the Company and is not to be used, referred to or distributed for any other purpose without our prior written consent.

For RSM & Co.
Chartered Accountants

Vijay N. Bhatt
Partner
Membership No.: F-36647

Mumbai: January 27, 2006

RELIANCE CAPITAL VENTURES LIMITED
(Formerly known as Reliance Technical Services Private Limited)

Annexure – 1

STATEMENT OF ASSETS AND LIABILITIES, AS RESTATED

Amount in Rupees

	Particulars	As at	
		December 31, 2005	**March 31, 2005**
A			
	Fixed Assets		
	Gross Block	7,117,567,900	-
	Less: Depreciation	4,404,848	-
	Net Block	**7,113,163,052**	-
B	**Investments**	**5,118,039,518**	-
C	**Deferred tax asset (Net)**	**128,921**	-
D	**Current Assets, Loans and Advances**		
	Cash and Bank balances		
	Balance with Scheduled Bank in Current Account	489,435	97,300
	Total	**489,435**	**97,300**
E	**Liabilities and Provisions**		
	Current Liabilities and Provisions		
	Other Liabilities	270,794	11,570
	Total	**270,794**	**11,570**
F	**Net Worth (A+B+C+D-E)**	**12,231,550,132**	**85,730**
G	**Represented by:**		
	Paid-up share capital		
	- Equity share capital	500,000	100,000
	Share capital - pending allotment	12,231,304,220	-
	Less: Accumulated losses	(254,088)	-
	Total	**12,231,550,132**	**100,000**
	Less:		
H	Miscellaneous Expenditure to the extent not written off or adjusted	-	14,270
I	**Net Worth (G-H)**	**12,231,550,132**	**85,730**

Note:
The Company was incorporated on September 3, 2004; hence only financial information pertaining to period ending March 31, 2005 and thereafter is disclosed

Annexure – 2

STATEMENT OF PROFIT AND LOSS, AS RESTATED

Amount in Rupees

	Particulars	**For the Period ended on December 31, 2005**	**For the Period ended on March 31, 2005**
A	**Income**	-	-
B	**Expenditure**		
	Property tax	75,600	
	Repairs and maintenance - Building	18,324	
	Depreciation	101,650	
	Audit fees (including service tax)	165,300	
	General expenses	7,865	
	Pre-operative expenses written off	14,270	
	Total	**383,009**	
C	**Loss before tax (A-B)**	**(383,009)**	
	Less:		
	Provision for tax - deferred	128,921	
	Loss after Tax	**(254,088)**	

Notes:

1. Business of the Company for the financial year ended March 31 2005 was in pre-operative stage, hence no profit and loss account is prepared and all the expenses incurred are carried forward as pre-operative expenditure [for details refer Note No.10 to Annexure 4].

2. The Company was incorporated on September 3, 2004; hence only financial information pertaining to period ending March 31, 2005 and thereafter is disclosed.

Annexure – 3

CASH FLOW STATEMENT, AS RESTATED

Amount in Rupees

	Particulars	For the period ended December 31, 2005	For the period ended March 31, 2005
A	**Cash Flow from Operating Activities**		
	Net Profit / (loss) before tax as per Profit and loss account	(383,009)	-
	Adjusted for:		
	Pre-operative expenses	14,270	(14,270)
	Depreciation	101,650	-
		115,920	(14,270)
	Operating Profit / (Loss) before working capital change	(267,089)	(14,270)
	Adjusted for:		
	Trade payables	259,224	11,570
	Net Cash used in operating activities	**(7,865)**	**(2,700)**
B	**Cash flow from Financing Activities**		
	Proceeds from Share Capital	400,000	100,000
	Cash generated from financing activities	**400,000**	**100,000**
	Net Increase /(Decrease) in Cash and Cash equivalents	**392,135**	**97,300**
	Opening Balance of Cash and Cash equivalents	**97,300**	**-**
	Closing Balance of Cash and Cash equivalents	**489,435**	**97,300**

Notes:

1. The Company was incorporated on September 3, 2004; hence only financial information pertaining to period ending March 31, 2005 and thereafter is disclosed.

2. Transaction arising out of scheme of demerger, as stated to Note 3 of Annexure 4 is a non cash transaction and not considered in the above cash flow workings

RELIANCE CAPITAL VENTURES LIMITED
(Formerly known as Reliance Technical Services Private Limited)

Annexure – 4

NOTES TO RESTATED STATEMENT OF PRE-OPERATIVE EXPENDITURE, RESTATED ASSETS AND LIABILITIES AND RESTATED CASH FLOW STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2005

1. **Significant accounting policies**

a. Basis of preparation of financial statements

The financial statements are prepared under the historical cost convention, on accrual basis of accounting and in conformity with the accounting principles generally accepted in India. The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

b. Fixed assets
Fixed assets are stated at Cost net of MODVAT / CENVAT less accumulated depreciation and impairment loss, if any.

c. Depreciation
Depreciation on fixed assets has been provided on written down value as on appointed date at the rate and manner as prescribed in schedule XIV to the Companies Act, 1956.

d. Impairment of assets:
An asset is treated as impaired when the carrying cost of the assets exceeds its recoverable value. An impairment loss is charged to the profit and loss account in the year in which an asset is identified as impaired. The impairment loss recognized in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

e. Investments
Current investments are carried at lower of cost or net realizable value. Long term investments are stated at cost. Provision in diminution in value of investment is made only if such a decline is other than temporary in the opinion of the management.

f. Taxation
Provision for current income tax is measured based on the amount expected to be paid to the taxation authorities using the applicable tax rates and tax laws.

Deferred tax on timing differences between taxable income and accounting income is accounted for, using the tax rates and the tax laws enacted or substantially enacted as on the balance sheet date. Deferred tax assets other than on unabsorbed tax depreciation and unabsorbed tax losses are recognized only to the extent that there is a reasonable certainty of their realization. Deferred tax assets on unabsorbed tax depreciation and unabsorbed tax losses are recognized only to the extent that there is virtual certainty of their realization supported by convincing evidence.

g. Pre-operative Expenditure
All expenditure incurred prior to commencement of business is carried forward as pre-operative expenditure, which is capitalised/written off on commencement of business.

2. The equity shares of the Company were acquired by Reliance Industries Limited ("RIL") and its nominees on 11th August 2005, pursuant to which the Company has become wholly owned subsidiary of RIL.

3. In terms of the scheme of arrangement under section 391 to 394 of the Companies Act, 1956 ("the Scheme") between RIL, the Company and other three transferee Companies, RIL has re-organized and segregated by way of a demerger, its business and undertaking engaged in Coal based Energy undertaking, Gas based Energy Undertaking, Financial service Undertaking and Telecommunication Undertaking to four separate transferee Companies. All the assets and liabilities are transferred pursuant to approval order of the Honorable High Court of Judicature at Bombay dated 9th December 2005 and same has been filed with Registrar of Companies on 21st December 2005 and the appointed date as per the Scheme is September 1, 2005.

As per the said Scheme:

a. All the properties, investments, assets and liabilities relatable to 'Financial service undertaking' of RIL will stand transferred and vested in the Company on a going concern basis.

b. The said transfer has been effected at the values appearing in the books of RIL as at 31st August 2005 and recorded as such in book of account of the Company. The book value of assets over liabilities as on that date aggregates to Rs.5, 124,080,845.

c. *In consideration of the demerger, the Company will issue and allot its shares to the shareholders of RIL (except the* specified shareholders) in the ratio of one equity share of face value of Rs. 10 each fully paid up in the Company for every one equity share of Rs. 10 each fully paid up held by the shareholders of RIL. Pending allotment of these shares, the amount of Rs. 12,231,304,220 is disclosed as 'Share Capital – pending allotment'. Consequent to the allotment of the new shares as per the scheme, current share capital of the Company of Rs.500, 000 shall stand cancelled and the Company shall cease to be the subsidiary of RIL.

d. Deficit of net assets so recorded; over the amount of share capital to be issued amounting to Rs. 7,107,223,375 is recognized in these financial statements, and as stipulated in the Scheme, is disclosed as 'Goodwill' under fixed assets.

4. Figures for the current year incorporate the transactions specified in the scheme, which has vested with the Company and are therefore not compareable with those of the previous year and the current financial year is for the period of nine months.

5. Consequent to fresh Certificates of Incorporation received from the Registrar of Companies Maharashtra, at Mumbai name of the Company has been changed as under:

Certificate Dated	Change of name particulars
17-01-2005	From "Reliance Energy Technical Services Private Limited" to " Reliance Technical Services Private Limited"
25-07-2005	From "Reliance Technical Services Private Limited" to " Reliance Technical Services Limited"
03-08-2005	From "Reliance Technical Services Limited" to "Reliance Capital Ventures Limited".

6. Related Party disclosures

a. Following are the names of related parties and description of relationship

Name of the party	With Effect From	Relationship
Mr. Anil D. Ambani	w.e.f. 25.07.2005 upto 11.08.2005	Person having control at anytime during the year
Reliance Industries Limited	w.e.f. 11.08.2005	Holding company
Reliance Industrial Investments and Holdings Limited	w.e.f. 11.08.2005	Fellow Subsidiary companies
Reliance Power Ventures Limited	w.e.f. 11.08.2005	
Reliance Ventures Limited	w.e.f. 11.08.2005	
Reliance Strategic Investments Limited	w.e.f. 11.08.2005	
Reliance Technologies LLC	w.e.f. 11.08.2005	
Reliance LNG Limited	w.e.f. 11.08.2005	
Gas Transport & Infrastructure Limited	w.e.f. 11.08.2005	
Reliance Brazil LLC	w.e.f. 11.08.2005	
Reliance Communication Ventures Limited	w.e.f. 11.08.2005	
Reliance Energy Ventures Limited	w.e.f. 11.08.2005	
Reliance Natural Resources Limited	w.e.f. 11.08.2005	
Reliance Thermal Energy Limited	w.e.f. 11.08.2005	
Jayamkondam Power Limited	w.e.f. 11.08.2005	
Reliance Power Limited	w.e.f. 11.08.2005	
Hirma Power Limited	w.e.f. 11.08.2005	
Reliance Patalganga Power Limited	w.e.f. 11.08.2005	
Reliance Industries (Middle East) DMCC	w.e.f. 11.08.2005	
Relene Petrochemicals Limited	w.e.f. 06.09.2005	
Reliance Petroleum Limited	w.e.f. 24.10.2005	
Reliance Infrastructure Limited	w.e.f. 01.10.2005	
Reliance Capital Limited	w.e.f. 01.09.2005	Associate Companies
Reliance General Insurance Co. Ltd.	w.e.f. 01.09.2005	
Reliance Life Insurance Co. Limited	w.e.f. 01.09.2005	

b. Following are the volume of transactions with related parties during the period and outstanding balances as at the end of the period

Nature of transaction	Name of the Party	Opening Balance as on 01.04.2005 Rs	Acquired on Demerger Rs	Transaction During the period Rs	Balance outstanding as on 31.12.2005 Rs
Contribution to equity share capital	Mr. Anil D. Ambani	-	-	400,000	-
Equity Share	Reliance Capital Limited	-	4,858,036,018	-	4,858,036,018
	Reliance General Insurance Co. Ltd.	-	255,001,750	-	255,001,750
	RLIC Ltd.	-	5,001,750	-	5,001,750
Interest free Loans / Advances	Reliance Ventures Limited	-	311,850,000	(311,850,000)	-
Other Liabilities (reimbursements)	Reliance Industries Limited	-	-	93,924	93,924

Figures in brackets represent inflow

7. There are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.

8. Earning per share:

Particulars	**For the period ended December 31, 2005**	**For the period ended March 31, 2005**
Basic and Diluted (Rupees)	(7.64)	Not applicable
Net Loss attributable to equity shareholders (Rupees)	(254,088)	
Weighted average number of equity shares	33,273	
Nominal value per equity share (Rs.)	10	

Effect of weighted number of equity shares to be issued pursuant to the scheme of demerger excluding shares to be cancelled on allotment is anti dilutive in nature and hence basic and diluted earnings per shares remains same.

9. In terms of Accounting Standards (AS) 22, "Taxes on Income" the Company has provided deferred tax asset of Rs.128, 927. Details are as under:

Particulars	**Timing differences arising during the period Rupees**	**As at 31-12-2005 Rupees**
Deferred Tax (Liability) / Asset		
On account of Depreciation	(32,547)	(32,547)
Unabsorbed tax losses	161,468	161,468
Net Deferred Tax Asset	128,921	128,921

Deferred tax asset is recognized, as the management believes that there is a virtual certainty as to its realisation against future taxable profit.

10. Based on the available information with the management, the Company does not owe any sum to a small scale industrial undertaking as defined in clause (j) to section 3 of the industries (Development and Regulation) Act, 1951.

11. In the opinion of the management, the Current Assets, Loans and Advances and Current Liabilities are approximately of the value stated, if realised/paid in the ordinary course of business. The provision for all known liabilities is adequate and is not in excess of amounts considered reasonably necessary.

12. Previous year's figures have been regrouped wherever necessary to confirm to the current year's presentation.

RELIANCE CAPITAL VENTURES LIMITED
(Formerly known as Reliance Technical Services Private Limited)

Annexure – 5

STATEMENT OF ACCOUNTING RATIOS

	Particulars	For the period ended December 31, 2005	For the period ended March 31, 2005
1	**Earnings per share**		
	Net Profit after tax (Rupees)	(254,088)	
	Total number of equity shares outstanding at the end of the period/year (Nos.)	33,273	Not Applicable (Refer Note No 1 below).
	Earning per share – Basic and Diluted (Rupees) (Refer note no. 2 below)	**(7.64)**	
2	**Return on Net Worth**		
	Net Profit after tax (Rupees)	(254,088)	
	Net Worth (Rupees)	12,231,550,132	Not Applicable (Refer Note No. 1 below)
	Return on Net Worth (%)	**(0.0021)**	
3	**Net Asset Value**		
	Net Worth (Rupees)	12,231,550,132	85,730
	Total number of equity shares outstanding at the end of the period/year (Nos.)	50,000	10,000
	Net Asset Value per share (Rupees)	**244,631.00**	**8.57**

Notes:
1) Since the business of the Company was in pre-operative stage for the period ended March 31, 2005, no profit and loss account was prepared. Accordingly, no earnings per share and return on net worth data is provided.
2) The effect of weighted average number of equity shares to be issued pursuant to the scheme of arrangement excluding shares to be cancelled on allotment is anti dilutive in nature and hence basic and diluted earnings per share remains the same

Annexure – 6

CAPITALISATION STATEMENT AS AT DECEMBER 31, 2005

Amount in Rupees

	Particulars	Pre Issue	Post Issue (Refer note below)
A	**Borrowing:**		
	Short Term debt	-	-
	Long Term debt	-	-
	Total Debt	**-**	**-**
B	**Shareholders Funds:**		
	Equity share capital	500,000	12,231,304,220
	Share Capital - Pending allotment	12,231,304,220	-
	Reserves and surplus	-	500,000
	Less: Profit and loss account	(254,088)	(254,088)
	Total	**12,231,550,132**	**12,231,550,132**
	Debt – Equity Ratio (A/B)	**-**	**-**

Note:
As per the scheme of arrangement, in consideration of demerger of Financial services undertaking, the Company would issue and allot the shares to the shareholders of Reliance Industries Limited (except the specified shareholders) in the ratio of one equity shares of face value of Rs.10 each fully paid up in the Company for every one equity shares of Rs.10 each fully paid up held by the shareholders of Reliance Industries Limited. Such share capital which is pending allotment as at December 31, 2005 is considered as share capital pending allotment and included in pre issue shareholders funds. The post issue debt equity ratio is as adjusted at December 31, 2005 for allotment of these shares amounting to Rs.12,231,304,220 and cancellation of current share capital of the Company of Rs.500,000 which shall stand cancelled on allotment of the new shares. The amount of share capital to be cancelled is treated as capital reserve and included in post issue reserves and surplus.

Annexure – 7

STATEMENT OF TAX SHELTERS

Amount in Rupees

Particulars	For the period ended	
	December 31, 2005	March 31, 2005
Loss before deferred taxes, as restated	(383,009)	-
Tax rate, %		
-- Normal	33.66	36.59
Tax impact at applicable tax rate on restated profits (A)	**(128,921)**	-
Adjustments		
Temporary differences		
Difference between book base and tax base of fixed assets	(96,693)	-
Tax losses	479,702	-
Adjustment (B)	**383,009**	-
Tax saving thereon (C)	128,921	-
Net tax payable (A+C)	-	-

RELIANCE CAPITAL VENTURES LIMITED
(Formerly known as Reliance Technical Services Private Limited)

Annexure – 8

INVESTMENTS, AS RESTATED

Amount in Rupees

Investments [Long Term, Non-Trade, at Cost]	**As at 31-12-2005**		**As at 31-03-2005**	
Quoted				
In Equity Shares, fully paid up				
60,089,966 Reliance Capital Limited of Rs. 10 each		4,858,036,018		-
Unquoted				
25,500,175 Reliance General Insurance Company Limited. of Rs.10 each	255,001,750		-	
500,175 RLIC Ltd. of Rs.10 each	5,001,750		-	
		260,003,500		-
		5,118,039,518		-

Aggregate value of	**As at 31-12-2005**		**As at 31-03-2005**	
	Book value	Market Value	Book value	Market Value
Quoted investments	4,858,036,018	26,355,459,088	-	-
Unquoted investments	260,003,500		-	
	5,118,039,518	**26,355,459,088**	-	-

GROUP COMPANIES FINANCIAL AND OTHER INFORMATION

The details of the listed companies and other Resulting Companies in the group are as under:

1. Reliance Energy Limited (REL)

Date of Incorporation:

REL was incorporated on October 1, 1929.

Principal Business:

REL is India's leading integrated power utility company in the private sector. It has a significant presence in generation, transmission and distribution of power in Maharashtra, Goa and Andhra Pradesh

Shareholding Pattern of REL as on December 31, 2005:

	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	102,919,963	50.97
B	Non Promoters holding	98,984,288	49.03
	Total	201,904,251	100.00

Board of Directors of REL:

Anil D. Ambani	Chairman & Managing Director
Satish Seth	Executive Vice Chairman
J. P. Chalasani	Director (Business Development)
S. C. Gupta	Director (Operations)
V. R. Galkar	Director
Gen V.P. Malik	Director
S. L. Rao	Director
Dr. Leena Srivastava	Director

Financial Performance of REL

Rs in Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005*
Sales & Other Income	2,759.29	3,582.70	4,592.55	3,383.43
PAT	162.33	367.08	520.14	480.47
Equity Capital	137.83	175.26	185.61	201.94
Reserves	2,425.67	4,935.71	5,586.27	NA
EPS(Rs.)	8.85	25.86	28.06	24.30
Book Value(Rs.)	186.13	291.79	310.32	NA

*As per the un-audited financial results published by REL for the nine months' period ended December 31, 2005

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of REL are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited GDR's of the company are listed at London Stock Exchange.

Monthly High & Low price of the Equity Shares of REL at BSE

Month	High (Rs)	Low (Rs)
August 2005	659.50	563.25
September 2005	614.00	533.00
October 2005	593.50	496.00
November 2005	611.25	515.00
December 2005	664.40	573.00
January 2006	700.60	585.20

Promise v/s Performance

In December 1993 REL made a public issue of 25,269,000 - 15% Secured Fully Convertible Debentures of Rs. 70 each, each of which was converted into one equity share of Rs. 10 each, at a premium of Rs. 60 each, for cash at par, aggregating to Rs. 1176.9 crores. REL simultaneously also made a rights issue of 28,851,760 fully convertible debentures of Rs. 60 each, each of which was converted into one equity share of Rs. 10 each at a premium of Rs. 50 each.

The following table compares the performance vis a vis the projections given in the Offer Document for the aforesaid issues.

Rs. in Crores

Year ended March 31,	1993-94		1994-95		1995-96	
	Projection	Performance	Projection	Performance	Projection	Performance
Total Income	920.61	1008.78	1046.49	1214.39	1138.07	1584.85
Profit After Tax	81.87	70.84	127.93	146.66	137.06	173.47
Earning per Share (Rs.)	14.19	12.28	11.44	13.13	12.26	15.00

1993-94: The variation between the projected and actual figures is attributable to the Provision for Taxation, which in Projected financials was Nil while Actual was Rs.49.60 crores.

The performance in 1994-95 and 1995-96, were higher than those projected, due to the benefits accrued as a result of the commissioning of the Company's Power Station at Dahanu.

Recent equity issue:

REL on July 21, 2005 had allotted 4,184,000 equity shares at the rate of Rs. 573 per equity shares (including a premium of Rs. 563) to a corporate body and five foreign institutional investors. REL on August 2, 2005 had also allotted 2,58,16,000 warrants at Rs. 573 per warrant (including a premium of Rs. 563) to AAA Project Ventures Private Limited. Each warrant when fully paid is entitled to one equity shares of REL.

2. Reliance Capital Limited (RCL)

Date of Incorporation:

RCL was incorporated on March 5, 1986

Principal Business:

RCL is a Non-Banking Financial Company (NBFC) registered with the Reserve Bank of India under Section 45-IA of the Reserve Bank of India Act, 1934.

Shareholding Pattern of RCL as on December 31, 2005:

Sr.	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	12,51,04,225	60.33
B	Non Promoters holding	8,22,62,020	39.67
	Total	207,366,245	100.00

Board of Directors of RCL

Anil D. Ambani	Chairman
Amitabh Jhunjhunwala	Director
Rajendra Chitale	Director
Udayan Bose	Director

Financial Performance of RCL

Rs. in Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005*
Sales & Other Income	458.78	356.79	295.69	329.69
PAT	102.63	105.79	105.81	252.02
Equity Capital	127.83	127.84	127.84	207.90
Reserves	1208.50	1271.84	1310.08	N.A
EPS (Rs.)	8.06	8.31	8.31	14.66
Book Value (Rs.)	104.97	109.96	112.95	N.A

*As per the un-audited financial results published by RCL for the nine months' period ended December 31, 2005

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of RCL are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

Monthly High & Low price of the Equity Shares of RCL at BSE

Month	High (Rs)	Low (Rs)
August 2005	496.50	421.00
September 2005	484.95	363.00
October 2005	409.70	327.10
November 2005	452.35	349.55
December 2005	473.00	415.00
January 2006	482.90	420.60

Promise v/s Performance:

In January 1995, RCL made a public issue of 42,857,200 equity shares of Rs. 10 each for cash at premium of Rs. 130 per share aggregating Rs. 600 crores.

In January 1995, RCL made a rights issue of 14,229,500 equity shares of Rs. 10 each for cash at premium of Rs. 40 per share aggregating Rs. 71.1 crores.

The following table compares the performance vis a vis the projections given in the Offer Document for the aforesaid issues.

(Rs. in Crores)

Year ended March 31,	1995		1996		1997	
	Projection	Performance	Projection	Performance	Projection	Performance
Total Income	107.00	106.57	398.00	217.55	537.00	222.86
Profit After Tax	46.00	46.37	119.00	110.92	138.00	101.51
Earning per Share (Rs.)	7.80	7.42	9.40	9.28	10.90	8.19
Dividend (%)	22	24	25	27	25	28

a) 1994-1995: There was no material variation between the projected and actual figures in this period.

b) 1995-1996: The variation between the projected and actual figures is attributable to tight money conditions impacting resource mobilization and depressed capital markets.

c) 1996-1997: The variation between the projected and actual figures is attributable to the continuing depressed conditions in the capital markets which affected resource mobilization and the overall volume of business; higher provisioning and write offs; and incidence of corporate tax consequent upon legislative amendments.

3. Adlabs Films Limited (Adlabs)

Date of Incorporation:

Adlabs was incorporated on November 30, 1987.

Principal Business:

Adlabs is engaged in the business of production, processing, exhibition, and overseas distribution of films.

Adlabs has processing facilities in Mumbai for, amongst other things, the processing of raw exposed films, color correction, editing and coping. Adlabs has invested in front-end processing laboratories in Chennai and Kolkata to cater to regional films. Adlabs' multiplex cinema division now operates 24 cinema screens in 6 multiplex complexes : one multiplex is wholly-owned, three are 50 : 50 joint ventures, and balance two are leased properties. Adlabs' through its wholly-owned subsidiary Entertainment One (India) Limited produces / co-produces, invests in and markets Indian-made feature films internationally.

On 24 May 2005 Adlabs made a preferential issue of 35 lakh equity shares of Rs. 5 each at a price of Rs. 150 per share to foreign institutional investors. On 8 August 2005, Adlabs issued on preferential basis 1,10,00,000 equity shares and 38,00,000 warrants to Reliance Land Pvt. Ltd.

Shareholding Pattern of Adlabs as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	1,80,55,000	50.15
B.	Non Promoters holding	1,79,45,750	49.85
	Total	3,60,00,750	100.00

Board of Directors of Adlabs

Manmohan Shetty	Chairman and Managing Director
Pooja Shetty	Executive Director
Berjis Desai	Non-executive Director
Karan Johar	Non-executive Director
Gautam Doshi	Non-executive Director
Shripal Morakhia	Non-executive Director

Financial Performance of Adlabs

Rs. in Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005*
Sales & Other Income	78.05	78.91	87.56	69.79
PAT	16.65	17.64	20.67	18.92
Equity Capital	10.75	10.75	10.75	18.00
Reserves	82.52	94.09	106.55	N.A.
EPS(Rs.)	7.75	8.21	9.61	6.28
Book Value(Rs.)	43.38	48.76	54.56	N.A.

*As per the un-audited financial results published by Adlabs for the nine months' period ended December 31, 2005

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of Adlabs are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

Monthly High & Low price of the Equity Shares of Adlabs at NSE

Month	High (Rs)	Low (Rs)
August 2005	379.0	293.0
September 2005	364.7	276.2
October 2005	323.4	250.0
November 2005	337.5	270.2
December 2005	392.0	316.2
January 2006	374.9	324.5

Promise v/s Performance

In December 2000, Adlabs made an initial public offering of 44 lakh equity shares of Rs. 5 each at a premium of Rs. 115/- per share amounting to Rs. 52.8 crores. The proceeds of the issue were used to establish the IMAX dome theatre and a 4-screen, 1,314 seat multiplex cinema in Mumbai and to upgrade its film processing facilities. IMAX dome theatre scheduled to be established in December 2000 was established in March 2001.

Reliance Energy Ventures Limited (REVL)

Date of Incorporation:

REVL was incorporated on July 3, 2000.

Principal Business:

Pursuant to the scheme, REVL is vested with the Coal Based Energy Undertaking, comprising, inter-alia equity shares in the operating companies viz. 9,09,24,724 Equity Shares constituting 45.03% of the paid up capital of Reliance Energy Limited, 50,000 Equity Shares of Rs.10 each, constituting 100% of the paid up capital, of Reliance Power Limited, 4,23,268 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Hirma Power Limited, 50,000 Equity Shares of Rs. 10 each of, constituting 100% of the paid up capital of Jayamkondam Power Limited and 50,000 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Reliance Thermal Energy Limited. Therefore, the main source of the REVL's income will be from these investments. Reliance Energy Limited (REL) is a Company whose equity shares are listed on BSE and NSE. The Equity shares of Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are not listed on any Stock Exchange. Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are Subsidiaries of REVL.

Shareholding Pattern of REVL as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	49 58 94 812	40.54
B.	Non Promoters holding	72 72 35 610	59.46
	Total	122 31 30 422	100.00

Board of Directors of REVL

Anil D. Ambani – Chairman	Chairman
Satish Seth	Non-executive Director
Shri S L Rao	Non-executive Director
Shri V R Galkar	Non-executive Director

Financial Performance of REVL

Rupees

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	-	-	-	-
PAT	(10,086)	(8,750)	(9,084)	(215,097)
Equity Capital	100,000	100,000	100,000	500,000
Share Capital – pending allotment				12,231,304,220
Reserves	(27,068)	(35,818)	(44,902)	16,978,761,708
EPS(Rs.)	(1.01)	(0.88)	(0.91)	(6.46)
Book Value(Rs.)	7.29	6.42	5.50	N.A.

Details of listing and Highest & Lowest market price during the preceding six months:

In terms of the Scheme, the Equity Shares of REVL shall be listed and/or admitted to trading on BSE and NSE. REVL is in the process of listing its Equity Shares on the above Stock Exchanges.

Promise v/s Performance

REVL has not made any public issue.

Reliance Natural Resources Limited (RNRL)

Date of Incorporation:

RNRL was incorporated on March 24, 2000.

Principal Business:

Pursuant to the Scheme, Gas Based Energy Undertaking of RIL comprising inter-alia. 50,000 Equity Shares of Rs. 10 each of, constituting 100% of the paid up capital of Reliance Patalganga Power Limited, has been vested with the RNRL. Reliance Patalganga Power Limited is a subsidiary of the RNRL.

Shareholding Pattern of RNRL as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	49 58 94 812	40.54
B.	Non Promoters holding	72 72 35 610	59.46
	Total	122 31 30 422	100.00

Board of Directors of RNRL

Anil D. Ambani – Chairman	Chairman
Shri S L Rao	Non-executive Director
Shri Bakul Dolakia	Non-executive Director
Shri J L Bajaj	Non-executive Director

Financial Performance of RNRL

Rupees

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	-	-	-	8,688
PAT	(10,027	(8,259)	(8,858)	(29,095,084)
Equity Capital	100,000	100,000	100,000	500,000
Share Capital – pending allotment				6,115,652,110
Reserves	(26,263)	(34,522)	(43,380)	(29,138,464)
EPS(Rs.)	(0.50)	(0.41)	(0.44)	(437.22)
Book Value(Rs.)	7.21	6.55	5.66	N.A.

Details of listing and Highest & Lowest market price during the preceding six months:

In terms of the Scheme, the Equity Shares of RNRL shall be listed and/or admitted to trading on BSE and NSE. RNRL is in the process of listing its Equity Shares on the above Stock Exchanges.

Promise v/s Performance

RNRL has not made any public issue.

Reliance Communication Ventures Limited (RCoVL)

Date of Incorporation:

RCoVL was incorporated on July 15, 2004.

Principal Business:

Pursuant to the scheme, RCoVL has been vested with the Telecommunication Undertaking, comprising inter-alia equity shares in the operating companies viz. 900,000,000 equity shares of Re. 1 each, constituting 45.00% of the paid up capital, of Reliance Communications Infrastructure Limited, 3,192,585,350 equity shares of Re. 1 each, constituting 45.34% of the paid up capital,of Reliance Infocomm Limited, 7,095,130 equity shares of Rs. 10 each , constituting 35.60% of the paid up capital, and 45,000,000 preference shares of Re. 1 each of Reliance Telecom Limited and 69,524 equity sharesof US $ 0.05 each, constituting 3.98% of the paid up capital of World Tel Holding Limited (Bermuda). Therefore the RCoVL's main source of income will be the return from its investments in these companies. None of these companies is a subsidiary of the RCoVL.

Shareholding Pattern of RCoVL as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	49 58 94 812	40.54
B.	Non Promoters holding	72 72 35 610	59.46
	Total	122 31 30 422	100.00

Board of Directors of RCoVL

Anil D. Ambani – Chairman	Chairman
Prof. J Ramachandran	Non-executive Director
Shri S P Talwar	Non-executive Director

Financial Performance of RCoVL

Rupees

Particulars	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	-	-
PAT	-	-
Equity Capital	100,000	500,000
Share Capital – pending allotment	-	6,115,652,110
Reserves	-	147,83,42,66,930
EPS(Rs.)	-	849.62
Book Value(Rs.)	-	N.A.

Details of listing and Highest & Lowest market price during the preceding six months:

In terms of the Scheme, the Equity Shares of RCoVL shall be listed and/or admitted to trading on BSE and NSE. RCoVL is in the process of listing its Equity Shares on the above Stock Exchanges.

Promise v/s Performance

RCoVL has not made any public issue.

Other group companies

Apart from the above companies, the other material companies in the group are as under:

- Reliance Infocomm Limited
- Reliance Communication Infrastructure Limited
- Reliance Telecom Limited

The details of the above Companies, including their financials and material litigation and defaults, as may be applicable, will be disclosed in the Information Memorandum to be filed with the Stock Exchanges by Reliance Communication Ventures Limited, a Resulting Company which has been vested with the shareholding in the said companies, as part of demerger of Telecommunication Undertaking in terms of the Scheme and which is in the process of listing its shares.

MANAGEMENT DISCUSSION & ANALYSIS

Reliance Capital Ventures Limited was originally incorporated on September 3, 2004 under the Companies Act, 1956 as Reliance Energy Technical Services Private Limited. The name of the Company was thereafter changed to Reliance Technical Services Private Limited on January 17, 2005. The status of the Company was changed to public limited company on July 25, 2005 and the name was thereafter changed to its present name Reliance Capital Ventures Limited on August 3, 2005.

Pursuant to the Scheme, the Company stands vested with the Financial Services Undertaking, as defined under the Scheme comprising, inter-alia equity shares in the operating companies viz. 6,00,89,966 Equity Shares of Rs. 10 each of Reliance Capital Limited; 25,500,175 Equity shares of Rs. 10 each of Reliance General Insurance Company Limited; and 500,175 Equity Shares of Rs. 10 each of RLIC Limited. Therefore, the main source of the Company's income will be from its investments in RCL, RGIL and RLIL. RCL is a Company whose equity shares are listed on BSE and NSE. The Equity shares of RGIL and RLIL are not listed on any Stock Exchange. None of these companies is a Subsidiary of the Company.

For details RCL, RGIL and RLIL please see – the Section titled "Key Investments".

KEY INVESTMENTS

Pursuant to the Scheme, the Company stands vested with the Financial Services Undertaking, as defined under the Scheme comprising, inter-alia equity shares in the operating companies viz. 6,00,89,966 Equity Shares of Rs. 10 each of Reliance Capital Limited; 2,55,00,175 Equity shares of Rs. 10 each of Reliance General Insurance Company Limited; and 5,00,175 Equity Shares of Rs. 10 each of RLIC Limited. Therefore, the main source of the Company's income will be from its investments in RCL, RGIL and RLIL. RCL is a Company whose equity shares are listed on BSE and NSE. The Equity shares of RGIL and RLIL are not listed on any Stock Exchange. None of these companies is a Subsidiary of the Company.

Reliance Capital Limited (RCL)

Background

Reliance Capital Limited, formerly known as Reliance Capital and Finance Trust Limited, was incorporated on March 5, 1986, under the Companies Act, 1956. The Equity shares of RCL are listed on BSE and NSE.

RCL is a Non-Banking Financial Company (NBFC) registered with the Reserve Bank of India under section 45-IA of the Reserve Bank of India Act, 1934.

RCL is one of India's leading private sector financial services companies, and ranks among the top 3 private sector financial services and banking companies, in terms of net worth. RCL has interests in asset management and mutual funds, stock broking, life and general insurance, proprietary investments, private equity and other activities in financial services.

RCL was one of the first depositary participants registered with the Securities and Exchange Board of India.

RCL's asset management business is carried by its wholly owned subsidiary viz. Reliance Asset Management Limited through Reliance Mutual Fund. As of January 31, 2006, total assets under management of Reliance Capital Asset Management Limited were 16,702 crore. Reliance Mutual Fund has over 10 lakhs investors.

RCL's existing stock broking business is pursued through Reliance Share and Stock Brokers Private Limited. Reliance Share and Stock Brokers Private Limited is a SEBI registered stock broker and is member of all leading stock exchanges in India including BSE and NSE.

In October 2005, AMP Sanmar Life Insurance Co. Ltd. (since renamed as Reliance Life Insurance Company Limited), a company incorporated in May 2001 as a joint venture between AMP of Australia and the Sanmar group was acquired by Reliance Capital Group. AMP Sanmar Life Insurance has a wide range of products to cover different customer segments, including traditional products, unit linked products, pension plans and employee benefit products. AMP Sanmar Life Insurance has been carrying on business mainly in the Southern and Western parts of India through its 118 branches. It has over 12000 advisors and over 1000 staff. The Company sold 35,193 policies and collected Rs.106 crores of premium income during the financial year ended March 31, 2005. During the nine months period ended on December 31, 2005 the Company sold 41,155 policies and earned premium income of Rs. 135 crores.

In August 2005, RCL along with its affiliate Reliance Land Private Limited acquired controlling interest in Adlabs Films Limited, by making an open offer in terms of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. Adlabs Films Limited is a leading integrated professionally managed entertainment company with significant presence in the entertainment industry from film processing to exhibition apart from providing value added entertainment services.

Shareholding Pattern of RCL as on as on December 31, 2005 is set forth below:

	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	12,51,01,825	60.33
B	Non Promoters holding	8,22,64,420	39.67
C.	Grand Total	207,366,245	100

Board of Directors

Anil D. Ambani	Chairman
Amitabh Jhunjhunwala	Director
Rajendra Chitale	Director
Udayan Bose	Director

Financial Performance:

The financial performance for past 3 years is as follows:

Rs. in Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	458.78	356.79	295.69	329.69
PAT	102.63	105.79	105.81	252.02
Equity Capital	127.83	127.84	127.84	207.90
Reserves	1208.50	1271.84	1310.08	N.A
EPS(Rs.)	8.06	8.31	8.31	14.66
Book Value(Rs.)	104.97	109.96	112.95	N.A

Details of listing and Highest & Lowest market price at the Stock Exchange during the preceding six months:

Equity Shares of RCL are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited

Monthly High & Low price of the Equity Shares of RCL at BSE

Month	High (Rs)	Low (Rs)
August 2005	496.50	421.00
September 2005	484.95	363.00
October 2005	409.70	327.10
November 2005	452.35	349.55
December 2005	473.00	415.00
January 2006	482.90	420.60

Opportunities: With GDP growth forecast of 6 - 7% over the next few years, the Indian economy will continue to provide several attractive growth opportunities. The increased thrust on the infrastructure sector, including power, roads, ports, telecom and other urban infrastructure projects, will continue to provide excellent investment opportunities in the future. In addition, the services sector which is growing at rapid pace and contributes substantially to GDP, will provide many new opportunities for the financial services industry in India. RCL intends to actively pursue growth opportunities in the fast growing financial services sector in the country, to become a full fledged financial services company with activities encompassing, inter alia, asset management and mutual funds, life and general insurance, stock broking, distribution of financial products and other financial services.

Challenges: The NBFC sector continues to face competitive pressures from the banking sector and financial institutions, due to their increased penetration in the consumer financing market, with comparatively low cost of funds at their disposal. The spreads in the lending business have also narrowed considerably, bringing risk-adjusted margins to generally unviable levels. RCL's strong financial position, reflected by its low debt:equity ratio and adoption of prudent business strategies, have enabled it to consistently post satisfactory performance despite these difficult conditions.

Outlook: The financial services sector is one of the key growth sectors of the economy. Globally, 5 of the top 20 Fortune 500 companies are financial services companies. 21% of total revenues and 27% of total profits of all Fortune 500 companies are generated by the financial services sector, the largest by any single sector. As stated above, RCL intends to actively pursue growth opportunities in the fast growing financial services sector in the country, to become a full fledged financial services company with activities encompassing, inter alia, asset

management and mutual funds, life and general insurance, stock broking, distribution of financial products and other financial services.

Resources and Liquidity: RCL has no debt as on December 31, 2005, and enjoys the highest top-end ratings of 'A1+' and 'F1+' by ICRA and FITCH, respectively.

In July 2005, RCL issued and allotted on a preferential basis 6,00,00,000 equity shares of Rs. 10 each for cash at a price of Rs. 228 per equity share, aggregating Rs. 1368.00 crore and 4,10,00,000 warrants entitling the warrant holders to apply for one equity share of Rs. 10 each per warrant, for cash at a price of Rs. 228 per share, to AAA Enterprises Private Limited, a company controlled by Anil D. Ambani, in accordance with the SEBI (Disclosure and Investor Protection) Guidelines, 2000. Further, RCL also issued and allotted on a preferential basis 1,62,60,001 equity shares of Rs. 10 each for cash at a price of Rs. 228 per equity share, aggregating to Rs. 370.73 crores, to financial investors. Upto the date of this Information Memorandum 38,00,000 equity shares have been issued against the said warrants.

Pursuant to the said preferential issue, AAA Enterprises Private Limited, together with Anil D. Ambani made an open offer to the shareholders of RCL in terms of SEBI (Substantial Acquisition of Shares and Takeovers), Regulations 1997 and consequently became promoters of RCL.

AAA Enterprises Private Limited, together with Anil D. Ambani presently holds 30.86% of the share capital of RCL, excluding 3,72,00,000 warrants held by AAA Enterprises Private Limited.

Risks and Concerns: RCL is exposed to specific risks that are particular to its businesses and the environment within which it operates, including interest rate volatility, economic cycle, market risk, and credit risk. RCL manages these risks by maintaining a conservative financial profile and by following prudent business and risk management practices.

RLIC Limited

Background

RLIC Limited (RLIL) was incorporated on 12th October, 2000 with the object of carrying on Life Insurance business. RLIL has not commenced its operations of Life Insurance accordingly the Revenue account, Profit and Loss Account was not prepared. Equity Shares of RLIL are not listed on any Stock Exchange. The life insurance business is being carried on by Reliance Life Insurance Co. Ltd. RLIC now intends to carry on business of dealing in government and other securities, and has accordingly taken steps to amend its objects.

Shareholding Pattern as on as on December 31, 2005

	Category	No. of shares Held	% of Shareholding
A	**Promoter Holding**	2,00,700	100
B	**Non Promoters holding**	-	-
C	**Grand Total**	**2,000,700**	**100**

Board of Directors

U. Mahesh Rao
S.P.Talwar
Amitabh Jhunjhunwala

Financial Performance:

RLIL has not commenced its operations and hence the Revenue Account and Profit and Loss Account were not prepared by RLIL.

Rs. in Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	-	-	-	-
PAT	-	-	-	-
Equity Capital	2.00	2.00	2.00	2.00
Reserves	-	-	-	-
EPS(Rs.)	-	-	-	-
Book Value(Rs.)	-	-	-	-

Reliance General Insurance Company Limited

Reliance General Insurance Company Limited is in the non-life insurance industry.

The non-life insurance industry in India was traditionally a domain of the government owned insurance companies such as the General Insurance Corporation (GIC) and its four subsidiaries and the Export Credit and Guarantee Corporation. However, in the year 2000, the insurance sector was opened up to private participation and since then new non-life insurance companies from the private sector have entered the market. The Insurance Regulatory and Development Authority (IRDA), which was established under an act of the Parliament, regulates the insurance and reinsurance business in India.

Reliance General Insurance Company Limited (RGIL) was incorporated on August 17, 2000 with the object of carrying on General Insurance business. Equity Shares of RGIL are not listed on any Stock Exchange. During the year ended 31st March 2005, Reliance General Insurance Company Ltd., has booked gross direct premium of Rs 161.68 crore and has recorded a net profit after tax of Rs. 5.83 crore.

Shareholding Pattern of RGIL as on December 31, 2005:

	Category	No. of shares Held	% of Shareholding
A	**Promoter Holding**	102000700	100
B	**Non Promoters holding**	-	-
C.	**Grand Total**	102000700	100

Board of Directors

D.Sengupta
S.P.Talwar
Amitabh Jhunjhunwala

Financial Performance:

Rs. in Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005
Gross written premium	185.68	161.06	161.68	109.52
PAT	14.34	8.99	5.83	12.98
Equity Capital	102.00	102.00	102.00	102.00
Reserves	21.58	30.57	36.41	-
EPS(Rs.)	1.41	0.88	0.57	1.27
Book Value(Rs.)	12.12	13.00	13.57	-

OUTSTANDING LITIGATIONS AND MATERIAL DEVELOPMENTS

Except as described below, in relation to the persons named as Promoters, to the best of knowledge of the Company, there are no outstanding material litigations against or any disputes, tax liabilities, non payment of statutory dues, overdues to banks / financial institutions, defaults against banks / financial institutions, defaults in dues towards instrument holders like debenture holders, fixed deposits and arrears on cumulative preference shares issued by the Company, defaults in creation of full security as per terms of issue/ other liabilities, proceedings initiated for economic/ civil/ any other offences (including past cases where penalties may or may not have been awarded and irrespective of whether they are specified under paragraph (i) of part 1 of Schedule XIII of the Companies Act, 1956), no disciplinary action has been taken by SEBI / Stock Exchanges against the Company, its Directors, its promoters, and the companies/firms promoted by the Promoters.

1. Pending litigation in which Promoters were associated:

For Non Conversion of the Optionally Fully Convertible Debentures (OFCDs) issued by the erstwhile Reliance Polypropylene Limited, Santosh Tyagi, a holder of OFCDs filed a Criminal Case No. 14 of 1995 before the Special Court for Economic Offences, Jaipur, under Section 63 of the Companies Act alleging false statements alleged to have been made in the prospectus pertaining to issue of the OFCDs. The Special Court has taken cognizance of the offence alleged and issued summons interalia to Anil Ambani. Against the Order taking cognizance, the Accused have filed a Revision before the Sessions Court which is pending disposal.

For Non Conversion of the Optionally Fully Convertible Debentures of the erstwhile Reliance Polyethylene Limited, Jairam Jangid has filed a Criminal Case No. 60 of 1998 before the Special Court for Economic Offences, Jaipur, under Section 63 of the Companies Act alleging false statements alleged to have been made in the prospectus pertaining to issue of the OFCDs. The Special Court has taken cognizance and issued summons interalia to Anil Ambani. The High Court of Rajasthan at Jaipur, pending the disposal of the Petition filed by Anil Ambani for quashing the prosecution, has stayed the proceedings before the Special Court.

For the alleged non transfer of 200 shares of erstwhile Reliance Petroleum Limited, on a Complaint filed by one Shri Bharat Bhushan Singh, the Chief Judicial Magistrate, Patna, has taken cognizance of the offences alleged and issued summons, interalia, Anil Ambani under Section 403 and 420 read with section 120-B of Indian Penal Code. Pending the disposal of a Petition filed by the Accused for quashing the prosecution, the Hon'ble Patna High Court, has stayed the Criminal proceedings before the Chief Judicial Magistrate, Patna.

2. Reliance Capital Limited:

Dhyan Investments and Trading Company Limited ("Dhyan" for short) incorporated on 17th May 1991, was a wholly owned subsidiary of Reliance Capital Limited (then known as Reliance Capital and Finance Trust Limited) between January 1992 and January 1993. Since January 1993 Reliance Capital Limited ceased to hold any shares in Dhyan. By an Order dated 17.01.2001 the Special Court in a Misc. Petition No. 74 of 1995 filed by Canfina against Citibank, Hiten Dalal, Dhyan and two officers of Canfina ("Defendants" for short) interalia held the Defendants jointly and severally were liable to pay to Canfina a sum of Rs.22.12 Crores alongwith interest thereon in connection with certain transactions pertaining to Canpremium and Candouble securities which had been transacted in May 1992. The Appeals preferred by Citibank, Hiten Dalal, Dhyan and one Officer of Canfina in the Supreme Court have been admitted and are pending disposal. Citibank has deposited the entire decretal amount with Canara Bank to secure the decree. CBI has alleged criminal conspiracy among Hiten Dalal, Dhyan, two officers of Canfina and two officers of Citibank arising out of the facts alleged in the above Petition and filed a case in the Special Court. No charges have been framed. By a Notification dated 20.11.2001, Dhyan was notified under Section 3(2) of the Special Court Act, 1992. Dhyan has filed before the Special Court a Misc. Petition No. 25 of 2001 challenging the said notification and applied for being denotified. The said Petition is pending disposal.

3. Reliance Energy Limited:

From time to time, REL experiences routine litigation and disputes with counter parties in its normal course of business, which are typical that are experienced by power utilities. However, REL believes that none of such pending routine litigation or disputes either individually or in the aggregate will have a material adverse effect on the business or financial condition or results of operation of the company. However the Major pending litigation, which will also not have any material adverse effect on the business or financial condition of the Company, are summarized below:

Standby Charges.

From the year 1998, a dispute over sharing of standby charges payable to MSEB is pending between REL and The Tata Power Company Limited (TPC). On remand by the Hon'ble Supreme Court, The Maharashtra Electricity Regulatory Commission (MERC) by its Order dated 31st May 2004 decided the issue and directed REL and TPC to share the same in the ratio of 23:77 and further directed TPC to refund Rs. 322 crore to REL i.e the excess amount paid/deposited by REL. REL and TPC has challenge the said order of MERC by filing first Appeal before the Appellate Tribunal for Electricity. Appeals are pending.

TPC License interpretation.

It is the contentions of REL that TPC has no license to supply electricity to retail consumers. MERC by its Order dated 3rd July 2003 has held that TPC has a license to supply to all consumers but has restrained TPC from supplying electricity to new consumers whose maximum demand is less than 1000 KVA till level playing field is created. The said Order has been challenged by REL and also by TPC by filing Appeal before the Appellate Tribunal for Electricity. Appeals are pending.

Take or pay and additional energy charges.

TPC in March 2002 has filed a petition before MERC claiming Rs. 125 crore from REL towards "Take or Pay and Additional Energy Charges" pursuant to Principle of Agreement dated 31st January 1998. REL is of the view that this amount is not payable to TPC. The Petition is pending before MERC.

Rebate Issues.

To retain high value consumers and prevent their migration to TPC ,REL offered to its consumers certain rebate with effect from 1998. TPC challenged the decision of REL and filed a petition before MERC. MERC by its Order dated 20th February 2004 disallowed such rebate and treated this rebate of Rs. 350 crore as a notional income while computing the Aggregate Revenue Requirement for the period FY 1998 to FY 2004. REL has challenged the said Order by filing Appeal before the Appellate Tribunal for Electricity. The said Appeal is admitted and pending for hearing.

Flue Gas Desulphurization (FGD) at DTPS.

As directed by the Dahanu Taluka Environment Protection Authority (DTEPA) REL is in process of putting FGD plant at its Dahanu Thermal Power Station. For due compliance of the said Order of DTEPA, the Company was directed by the Bombay High Court to give a Bank Guarantee of Rs. 100 crore to Bombay High Court. REL has given the said Bank Guarantee.

Following is the summary position of pending litigation matters in respect of Income tax:

(a) Appeals pending at Income Tax Appellate Tribunal (ITAT):

Assessment Year 1988-89: Appeal involving aggregate amount of Rs.2.53 crores and tax impact of Rs.0.19 crores; Assessment Year 1991-92: Total four Appeals involving aggregate amount of Rs.21.86 crores & tax impact of Rs.11.31 crores; Assessment Year 1993-94: Total seven Appeals involving aggregate amount of Rs.52.76 crores & tax impact of Rs.27.31 crores; Assessment Year 1994-95: Total eight Appeals involving aggregate amount of Rs.101.22 crores & tax impact of Rs.52.38 crores; Assessment Year 1995-96: Total eight Appeals involving aggregate amount of Rs.153.25 crores & tax impact of Rs.70.50 crores; Assessment Year 1996-97: Total five Appeals involving aggregate amount of Rs.14.28 crores & tax impact of Rs.6.58 crores; Assessment Year 1997-98: Total four Appeals involving aggregate amount of Rs.33.66 crores & tax impact of Rs.14.47 crores; Assessment Year 1998-99: Total nine Appeals involving aggregate amount of Rs.52.18 crores & tax impact of Rs.0.08 crores; Assessment Year 1999-00: Total twelve Appeals involving aggregate amount of Rs.52.83 crores & tax impact of Rs.25.46 crores; Assessment Year 2000-01: Total ten Appeals involving aggregate amount of Rs.177.51 crores & tax impact of Rs.67.98 crores; Assessment Year 2001-02: Total thirteen Appeals involving aggregate amount of Rs.102.69 crores & tax impact of Rs.39.80 crores; and Assessment Year 2002-03: Total two Appeals involving tax impact of Rs.0.10 crores.

(b) Appeals pending at CIT (A) :

Assessment Year 2002-03: Total fourteen Appeals involving aggregate amount(addition/disallowance) of Rs.604.15 crores & tax impact of Rs.39.87 crores; and Assessment Year 2003-04: Total fifteen Appeals involving aggregate amount of Rs.360.33 crores & tax impact of Rs.19.92 crores.

(c) Appeals pending at High Court :

Assessment Year 1978-79: Total two Appeals involving aggregate amount of Rs.1.06 crores; Assessment Year 1979-80: Appeal involving aggregate amount of Rs.5.36 crores; Assessment Year 1980-81: Total two Appeals involving aggregate amount of Rs.4.08crores; and Assessment Year 1983-84: Total two Appeals involving aggregate amount of Rs 0.52 crores.

4. Other group companies

Apart from the above companies, the other material companies in the group are as under:

- Reliance Infocomm Limited
- Reliance Communication Infrastructure Limited
- Reliance Telecom Limited

Details of material litigation and defaults of the above Companies, as may be applicable, will be disclosed in the Information Memorandum to be filed with the Stock Exchanges by Reliance Communication Ventures Limited, a Resulting Company which has been vested with the shareholding in the said companies, as part of demerger of Telecommunication Undertaking in terms of the Scheme and which is in the process of listing its shares.

GOVERNMENT APPROVALS

No government license / approval is required by the Company to carry on its activity

REGULATORY AND STATUTORY DISCLOSURES

Authority for the Scheme

The Honorable High Court of Judicature at Bombay, by its Order dated December 9, 2005 has approved the Scheme of Arrangement between Reliance Industries Limited ("RIL") and Reliance Capital Ventures Limited ("RCVL"), Reliance Energy Ventures Limited, Global Fuel Management Services Limited (since renamed as Reliance Natural Resources Limited), and Reliance Communication Ventures Limited and their respective shareholders and creditors (the "Scheme").

Prohibition by SEBI

The Company, its directors, its promoters, other companies promoted by the promoters and companies with which the Company's directors are associated as directors have not been prohibited from accessing the capital markets under any order or direction passed by SEBI.

Caution

The Company accepts no responsibility for statements made otherwise than in the Information Memorandum or in the advertisements to be published in terms of Clause 8.3.5.4 of SEBI (DIP) Guidelines, 2000 or any other material issued by or at the instance of the Company and anyone placing reliance on any other source of information would be doing so at his or her own risk. All information shall be made available by the Company to the public and investors at large and no selective or additional information would be available for a section of the investors in any manner.

Disclaimer Clause of the BSE

As required, a copy of this Information Memorandum has been submitted to BSE. The BSE has vide its letter dated September 9, 2005, has approved the said Scheme under Clause 24(f) of the Listing Agreement and by virtue of that approval the BSE's name in this Information Memorandum has been incorporated as one of the Stock Exchanges on which the Company's securities are proposed to be listed.

The BSE does not in any manner:

- warrant, certify or endorse the correctness or completeness of any of the contents of this Information Memorandum; or
- warrant that this Company's securities will be listed or will continue to be listed on the BSE; or
- take any responsibility for the financial or other soundness of this Company, its promoters, its management or any scheme or project of this Company;

and it should not for any reason be deemed or construed to mean that this Information Memorandum has been cleared or approved by the ESE. Every person who desires to apply for or otherwise acquire any securities of this Company may do so pursuant to independent inquiry, investigation and analysis and shall not have any claim against the BSE whatsoever by reason of any loss which may be suffered by such person consequent to or in connection with such subscription/ acquisition whether by reason of anything stated or omitted to be stated herein or for any other reason whatsoever.

Disclaimer Clause of the NSE

As required, a copy of this Information Memorandum has been submitted to NSE. The NSE has vide its letter dated September 9, 2005, has approved the said Scheme under Clause 24(f) of the Listing Agreement and by virtue of that approval the NSE's name in this Information Memorandum has been incorporated as one of the Stock Exchanges on which the Company's securities are proposed to be listed.

As required, a copy of the Information Memorandum has been submitted to NSE. It is to be distinctly understood that it should not in any way be deemed or construed that this Information Memorandum has been cleared or approved by NSE; nor does it in any manner warrant, certify or endorse the correctness or completeness of any of the contents of the Information Memorandum; nor does it warrant that our securities will be listed or will continue to be listed on the NSE; nor does it take any responsibility for the financial or other soundness of this Company, its promoters, its management or any scheme or project of this Company.

Every Person who desires to acquires any of our securities may do so pursuant to independent inquiry, investigation and analysis and shall not have any claim against NSE whatsoever by reason of any loss which may be suffered by such Person consequent to or in connection with such subscription/acquisition whether by reason of anything stated or omitted to be stated herein or any other reason whatsoever.

Filing

Copies of this Information Memorandum have been filed with BSE and NSE on February 13, 2006.

Listing

Application will be made to BSE and NSE for permission to deal in and for an official quotation of the Equity Shares of the Company. The Company has nominated BSE as the Designated Stock Exchange for the aforesaid listing of the shares.

The Company shall ensure that all steps for the completion of necessary formalities for listing and commencement of trading at all the Stock Exchanges mentioned above.

Demat Credit

The Company has executed Agreements with NSDL and CDSL for admitting its securities in demat form. On January 27, 2006 the Company made allotment of the equity shares and such shares were allotted in demat form to those shareholders who have provided necessary details to the Company and/or who were holding their shares in RIL in demat form, as on the Record Date.

Dispatch of ShareCertificates

Upon allotment of Shares to eligible shareholders pursuant to the Scheme on January 27, 2006, the Company dispatched share certificates to those shareholders who were holding shares in RIL in physical form, as on the Record Date.

Expert Opinions

Save as stated elsewhere in this Information Memorandum, we have not obtained any expert opinions.

Previous rights and public issues

The Company has not made any public or rights issue since incorporation.

Commission and brokerage on previous issues

Since the Company has not issued shares to the public in the past, no sum has been paid or has been payable as commission or brokerage for subscribing to or procuring or agreeing to procure subscription for any of the Equity Shares since its inception.

Companies under the Same Management

Except Reliance Capital Limited, there are no companies under the same management within the meaning of erstwhile Section 370 (1B) of the Companies Act.

Promise vis-à-vis performance

This is for the first time the Company is getting listed on the Stock Exchange

Outstanding debentures or bonds and redeemable preference shares and other instruments issued by the issuer Company

There are no outstanding debentures or bonds and redeemable preference shares and other instruments issued by the Company.

Stock Market Data for Equity shares of the Company

Equity shares of the Company are not listed on any stock exchanges. The Company is seeking approval for listing of its shares through this Information Memorandum

Disposal of Investor Grievances

Karvy Computershare Private Limited (Karvy) are the Registrars and Transfer Agents of the Company. Karvy has set up 18 Investor Relation Centres (IRCs) across the country to accept the documents/requests/complaints from the investors/shareholders of the Company.

The letters that are accepted at the IRCs are forwarded to the Central Processing Unit of Karvy's Hyderabad office. Documents/Letters are also received from the Investors directly at Hyderabad by courier/post.

All documents are received at the inward department, where the same are classified based on the nature of the queries/actions to be taken and coded accordingly. The documents are then electrnonically captured before forwarding to the respective processing units.

The documents are processed by professionally trained personnel. Subsequent to the completion of the process the documents are scrutinized thoroughly by independent firm(s) of Chartered Accountants appointed by the company.

The company has set up service standards for each of the various processors involved such as effecting the transfer/dematerialisation of securities/change of address ranging from 3-7 days. Karvy maintains an agewise analysis of the process to ensure that the standards are duly adhered to.

The Company has appointed Himanshu Agarwal, Deputy Company Secretary as the Compliance Officer and he may be contacted in case of any problems. He can be contacted at the following address:

Himanshu G. Agarwal
Reliance Capital Ventures Limited,
H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 0710.
Telephone: 022-3038 6268
Fax: 022- 3037 6622
Email : himanshu.g.agarwal@rel.co.in

MAIN PROVISIONS OF THE ARTICLE OF ASSOCIATION OF RCVL

"ADA" means Anil Dhirubhai Ambani, son of late Dhirubhai H. Ambani.

"ADA Group" means ADA and his Affiliates and the term "ADA Group Members" shall mean any one of them.

"Affiliate" of ADA or ADA Group means and includes:

a. ADA, his wife, his lineal and blood descendants, spouses of such lineal and blood descendants and children and grand children including step or adoptive, family trusts and Hindu Undivided Family; and

b. Any company, firm, body corporate, association of persons, associates or other entity controlled, directly or indirectly by ADA or ADA Group as the case may be.

21. TRANSFER AND TRANSMISSION OF SHARES

(a) The Company shall keep a "Register of Transfers" and shall have recorded therein fairly and distinctly particulars of every transfer or transmission of any Share, Debenture or other Security held in a material form.

(b) Every instrument of transfer of Shares shall be in writing in the usual common form or in such form as may be prescribed under Section 108 of the Act and shall be delivered to the Company within such time as may be prescribed under the Act.

(c) (i) An application for the registration of a transfer of the Shares in the Company may be made either by the transferor or the transferee.

(ii) Where the application is made by the transferor and relates to partly paid Shares, the transfer shall not be registered unless the Company gives notice of the application to the transferee and the transferee makes no objection to the transfer within two weeks from the receipt of the notice.

(d) Every such instrument of transfer shall be executed both by the transferor and the transferee and attested and the transferor shall be deemed to remain the holder of such Share until the name of the transferee shall have been entered in the Register of Members in respect thereof.

(e) The Board shall have power on giving not less than seven days previous notice by advertisement in a newspaper circulating in the city, town or village in which the Office of the Company is situated to close the transfer books, the Register of Members and/or Register of Debenture-holders at such time or times and for such period or periods, not exceeding thirty days at a time and not exceeding in the aggregate forty-five days (45) in each year, as it may deem expedient.

(f) Subject to the provisions of Sections 111 and 111A of the Act, or any statutory modification of the said provisions for the time being in force and any other Requirements of Law, the Board may, at its own absolute and uncontrolled discretion and without assigning any reason, decline to register or acknowledge any transfer of Shares and in particular may so decline in any case in which (i) the proposed transferee is a Person who is not permitted by any applicable law, regulation or guideline or any Requirements of Law, to acquire securities of the Company or (ii) if the Company has a lien upon the Shares or any of them or (iii) whilst any moneys in respect of the Shares desired to be transferred or any of them has remained unpaid or not or unless the transferee is approved by the Board and such refusal shall not be affected by the fact that the proposed transferee is already a Member. But in such cases it shall, within one (1) month from the date on which the instrument of transfer was lodged with the Company send to the transferee and the transferor notice of refusal to register such transfer. The registration of a transfer shall be conclusive evidence of the approval of the Board of the transferee.

Provided that registration of a transfer shall not be refused on the ground of the transferor being either alone or jointly with any other Person or Persons indebted to the Company on any account whatsoever except where the Company has a lien on Shares.

(g) Subject to the provisions of the Act and these Articles, the Directors shall have the absolute and uncontrolled discretion to refuse to register a Person entitled by transmission to any Shares or his nominee as if he were the transferee named in any ordinary transfer presented for registration, and shall not be bound to give any reason for such refusal and in particular may also decline in respect of Shares upon which the Company has a lien.

(h) Transfer of Shares in whatever lot should not be refused, though there would be no objection to the Company refusing to split a share certificate into several scrips of any small denominations or to consider a proposal for transfer of Shares comprised in a share certificate to several Members, involving such splitting, if on the face of it such splitting/transfer appears to be unreasonable or without a genuine need. The Company should not, therefore, refuse transfer of Shares in violation of the stock exchange listing requirements on the ground that the number of Shares to be transferred is less than any specified number.

(i) In the case of the death of any one or more of the Members named in the Register of Members as the joint-holders of any Share, the survivors shall be the only Member or Members recognized by the Company as having any title to or interest in such Share, but nothing herein contained shall be taken to release the estate of a deceased joint-holder from any liability on Shares held by him jointly with any other Person.

(j) The Executors or Administrators or holder of the Succession Certificate or the Legal Representatives of a deceased Member, (not being one of two or more joint-holders), shall be the only Members recognized by the Company as having any title to the Shares registered in the name of such Member, and the Company shall not be bound to recognize such Executors or Administrators or holders of Succession Certificate or the Legal Representatives unless such Executors or Administrators or Legal Representatives shall have first obtained Probate or Letters of Administration or Succession Certificate, as the case may be, from a duly constituted court in the Union of India, provided that the Board may in its absolute discretion dispense with production of Probate or Letters of Administration or Succession Certificate, upon such terms as to indemnity or otherwise as the Board may in its absolute discretion deem fit and may under these Articles register the name of any Person who claims to be absolutely entitled to the Shares standing in the name of a deceased Member, as a Member.

(k) The Board shall not knowingly issue or register a transfer of any share to a minor or insolvent or Person of unsound mind.

(l) Subject to the provisions of Articles, any Person becoming entitled to Shares in consequence of the death, lunacy, bankruptcy of any Member or Member, or by any lawful means other than by a transfer in accordance with these Articles, may with the consent of the Board, (which it shall not be under any obligation to give), upon producing such evidence that he sustains the character in respect of which he proposes to act under this Article, or of his title, as the Board thinks sufficient, either be registered himself as the holder of the Shares or elect to have some Person nominated by him and approved by the Board, registered as such holder; provided nevertheless, that if such Person shall elect to have his nominee registered, he shall testify the election by executing in favour of his nominee an instrument of transfer in accordance with the provisions herein contained and until he does so, he shall not be freed from any liability in respect of the Shares.

(m) A Person becoming entitled to a Share by reason of the death or insolvency of a Member shall be entitled to the same Dividends and other advantages to which he would be entitled if he were the registered holder of the Shares, except that he shall not, before being registered as a Member in respect of the Shares, be entitled to exercise any right conferred by membership in relation to meetings of the Company; PROVIDED THAT the Directors shall, at any time, give notice requiring any such Person to elect either to be registered himself or to transfer the Shares, and if the notice is not complied with within ninety days, the Directors may thereafter withhold payment of all Dividends, bonuses or other moneys payable in respect of the Shares until the requirements of the notice have been complied with.

(n) Every instrument of transfer shall be presented to the Company duly stamped for registration accompanied by such evidence as the Board may require to prove the title of the transferor, his right to transfer the Shares and every registered instrument of transfer shall remain in the custody of the Company until destroyed by order of the Board.

(o) In case of transfer and transmission of Shares or other marketable securities where the Company has not issued any certificates and where such Shares or Securities are being held in any electronic and fungible form in a Depository, the provisions of the Depositories Act, 1996 shall apply.

(p) Before the registration of a transfer, the certificate or certificates of the Share or Shares to be transferred must be delivered to the Company along with (save as provided in Section 108 of the Act) a properly stamped and executed instrument of transfer.

(q) No fee shall be payable to the Company, in respect of the transfer or transmission of Shares, or for registration of any power of attorney, probate, letters of administration and succession certificate, certificate of death or marriage or other similar documents.

(r) The Company shall incur no liability or responsibility whatsoever in consequence of its registering or giving effect to any transfer of Shares made or purporting to be made by any apparent legal owner thereof, (as shown or appearing in the Register of Members), to the prejudice of a Person or Persons having or claiming any equitable right, title or interest to or in the said Shares, notwithstanding that the Company may have had any notice of such equitable right, title or interest or notice prohibiting registration of such transfer, and may have entered such notice or referred thereto, in any book of the Company and the Company shall not be bound or required to regard or attend or give effect to any notice which may be given to it of any equitable right, title or interest or be under any liability whatsoever for refusing or neglecting so to do, though it may have been entered or referred to in some book of the Company but the Company shall nevertheless be at liberty to regard and attend to any such notice, and give effect thereto if the Board shall so think fit.

(s) The provision of these Articles shall subject to the provisions of the Act and any requirements of law *mutatis mutandis* apply to the transfer or transmission by operation of law to other Securities of the Company.

40. CHAIRMAN OF THE GENERAL MEETING

ADA, the Chairman of the Board shall preside as Chairman at every general meeting of the Company. In absence of ADA, or if he is not present within fifteen minutes after the time appointed for holding the meeting, or is unwilling to act as Chairman of the meeting, the Vice-Chairman of the Board shall preside as Chairman of the meeting. If there is no Chairman or Vice Chairman, or none of them are present within fifteen minutes after the time appointed for holding the meeting, or are unwilling to act as Chairman of the meeting, the directors present shall elect one of their number to be the Chairman of the meeting. If at any meeting no Director is willing to act as Chairman or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present shall choose one of their number to be the Chairman of the meeting. No business shall be discussed at any General Meeting except the election of a Chairman while the chair is vacant.

44. PROMOTERS OF THE COMPANY

ADA Group shall be the promoter of the Company as defined under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 or any other statute, rules, regulations, guidelines or provisions of law (including any amendments, modifications or re-enactment thereof, for the time being in force) and shall exercise control over the Company, as defined under any such law.

45. DIRECTORS

(a) Unless otherwise determined by the Company in the General Meeting, the number of Directors shall not be less than 3 (three) and not more than such number as may be stipulated by the Act for the time being in force.

(b) (.......) *Deleted*

46. CHAIRMAN OF THE BOARD OF DIRECTORS

(a) ADA shall be and shall continue as the non-retiring Chairman of the Board so long as he is willing to be a Director and Chairman of the Company and shall not be liable to retire by rotation. The Chairman shall preside at all meetings of the Board and the General Meetings of the Company. The Chairman shall have a casting vote in the event of a tie.

(b) In the event of Article (a) becomes inoperative as envisaged in Article 88(c) the Board of Directors of the Company shall be entitled to appoint one among themselves as Chairman of the Board and determine the period for which each of them to hold such office.

(c) In absence of ADA or any appointed or nominated Chairman, or in the event of their being unwilling to act as the Chairman at any meeting of the Board, the members present at the Board meeting shall designate one among themselves to preside at such meeting as Chairman.

(d) All the Directors shall exercise their voting rights to ensure that these Articles are implemented and acted upon by them to prevent the taking of any action by the Company or by any Member, which is contrary to or with a view or intention to evade or defeat the terms as contained in these Articles.

47. APPOINTMENT OF ALTERNATE DIRECTORS

Subject to Section 313 of the Act, any Director shall be entitled to nominate an alternate director to act for him during his absence for a period of not less than 3 months (subject to such person being acceptable to the Chairman). The Board may appoint such a person as an Alternate Director to act for a Director (hereinafter called "the Original Director") (subject to such person being acceptable to the Chairman) during the Original Director's absence for a period of not less than three months from the State in which the meetings of the Board are ordinarily held. An Alternate Director appointed under this Article shall not hold office for a period longer than that permissible to the Original Director in whose place he has been appointed and shall vacate office if and when the Original Director returns to the State. If the term of the office of the Original Director is determined before he so returns to the State, any provisions in the Act or in these Articles for automatic re-appointment shall apply to the Original Director and not to the Alternate Director.

48. CASUAL VACANCY AND ADDITIONAL DIRECTORS

Subject to the provisions of the Act and these Articles, the Board shall have the power at any time and from time to time to appoint any qualified Person to be a Director either as an addition to the Board or to fill a casual vacancy but so that the total number of Directors shall not at any time exceed the maximum number fixed under these Articles. Any Person so appointed as an addition shall hold office only up to the date of the next Annual General Meeting. Any person appointed to fill a casual vacancy shall hold office only up to the date to which the Original Director in whose place he is appointed would have held office if it had not been vacated but shall be eligible for election.

49. DEBENTURE OR LENDER DIRECTORS

If it is provided by a Trust Deed, securing or otherwise, in connection with any issue of Debentures of the Company, that any Person/ Lender or Persons/ Lenders shall have power to nominate a Director of the Company, then in the case of any and every such issue of Debentures, the Person/ Lender or Persons/ Lenders having such power may exercise such power from time to time and appoint a Director accordingly. Any Director so appointed is herein referred to a Debenture Director. A Debenture Director may be removed from office at any time by the Person/ Lender or Persons/ Lenders in whom for the time being is vested the power under which he was appointed and another Director may be appointed in his place. A Debenture Director shall not be bound to hold any qualification shares.

50. NO QUALIFICATION SHARES FOR DIRECTORS

A Director shall not be required to hold any qualification Shares of the Company.

51. REMUNERATION OF DIRECTORS

(a) Subject to the provisions of the Act, a Managing Director or Managing Directors, and any other Director/s who is/are in the whole time employment of the Company may be paid remuneration either by a way of monthly payment or at a specified percentage of the net profits of the Company or partly by one way and partly by the other, subject to the limits prescribed under the Act.

(b) Subject to the provisions of the Act, a Director (other than a Managing Director or an Executing Director) may be paid remuneration either:

(i) by way of monthly, quarterly or annual payment, or

(ii) by way of commission.

(c) The remuneration payable to each Director for every Meeting of the Board or Committee of the Board attended by them shall be such sum as may be determined by the Board from time to time within the maximum limits prescribed from time to time by the Central Government pursuant to the first proviso to Section 310 of the Act.

52. SPECIAL REMUNERATION FOR EXTRA SERVICES RENDERED BY A DIRECTOR

If any Director be called upon to perform extra services or special exertions or efforts (which expression shall include work done by a Director as a member of any Committee formed by the Directors), the Board may arrange with such Director for such special remuneration for such extra services or special exertions or efforts either by a fixed sum or otherwise as may be determined by the Board and such remuneration may be either in addition to or in substitution for his remuneration otherwise provided.

53. TRAVEL EXPENSES OF DIRECTORS

The Board may allow and pay to any Director who is not a bonafide resident of the place where the meetings of the Board/committee meetings are ordinarily held and who shall come to such place for the purpose of attending any meeting, such sum as the Board may consider fair compensation for ` raveling, , lodging and/ or other expenses, in addition to his fee for attending such Board Meetings/ committee meetings as above specified; and if any Director be called upon to go or reside out of his ordinary place of his residence on the Company's business, he shall be entitled to be repaid and reimbursed ` raveling and other expenses incurred in connection with the business of the Company.

54. CONTINUING DIRECTORS

The continuing Directors may act notwithstanding any vacancy in their body; but, if and so long as their number is reduced below the minimum number fixed by Article 00 hereof, the continuing Directors not being less than two may act for the purpose of increasing the number of Directors to that number, or of summoning a General Meeting, but for no other purpose.

55. REMOVAL OF DIRECTORS

The Members may by passing a special resolution remove a director, before the expiry of his period of office.

56. DIRECTORS MAY CONTRACT WITH COMPANY

(a) A Director or his relative, a firm in which such Director or relative is a partner, any other Person in such firm, or a private company of which the Director is a member or director may enter into any contract with the Company for the sale, purchase or supply of any goods, materials or services or for underwriting the subscription of any shares in, or Debentures, of the Company, provided that the prior sanction of the Board and the Central Government is obtained in accordance with Section 297 of the Act.

(b) No sanction however shall be necessary to: -

(i) any sale, purchase or lease of immovable property; or

(ii) any purchase of goods and materials from the Company, or the sale of goods or materials to the Company, by any such Director, relative, firm, partner or private Company as aforesaid for cash at prevailing market prices; or

(iii) any contract or contracts between the Company on one side and any such Director, relative, firm, partner or private company on the other, for sale, purchase or supply of any goods, materials and services, in which either the Company or the Director, relative, firm, partner or private company, as the case may be, regularly trades or does business, where the value of the goods and materials or the cost of such services do not exceed Rs.5,000 in the aggregate in any year comprised in the period of the contract or contracts.

Provided that in circumstances of urgent necessity, the Company may without obtaining the consent of the Board enter into any such contract or contracts with the Director, relative, firm, partner or private company, even if the value of such goods or materials or the cost of such services exceeds Rs.5,000 in the aggregate in any year comprised in the period of the agreement, if the consent of the Board shall be obtained to such contract or contracts at a Meeting within three months of the date on which the contract was entered into.

(c) The Director, so contracting or being so interested shall not be liable to the Company for any profit realized by any such contract or the fiduciary relation thereby established.

57. DISCLOSURE OF INTEREST

(a) A Director of the Company who is in any way, whether directly or indirectly concerned or interested in a contract or arrangement, or proposed contract or arrangement entered into or to be entered into by or on behalf of the Company, shall disclose the nature of his concern or interest at a Meeting of the Board in the manner provided in Section 299(2) of the Act; Provided that it shall not be necessary for a Director to disclose his concern or interest in any such contract or arrangement entered into or to be entered into with any other company where any of the Directors of the company or two or more of them together holds or hold not more than 2 per cent of the Paid-up Share Capital in the other company or the Company as the case may be. A general notice given to the Board by the Director, to the effect that he is a director or member of a specified body corporate or is a member of a specified firm and is to be regarded as concerned or interested in any contract or arrangement which may, after the date of the notice, be entered into with that body corporate or firm, shall be deemed to be a sufficient disclosure of concern or interest in relation to any contract or arrangement so made. Any such general notice shall expire at the end of the Financial Year in which it is given but may be renewed for a further period of one Financial Year at a time by a fresh notice given in the last month of the Financial Year in which it would have otherwise expired. No such general notice, and no renewal thereof shall be of effect unless, either it is given at a Meeting of the Board or the Director concerned takes reasonable steps to secure that it is brought up and read at the first Meeting of the Board after it is given.

(b) No Director shall as a Director, take any part in the discussion of, vote on any contract or arrangement entered into or to be entered into by or on behalf of the Company, if he is in any way, whether directly or indirectly, concerned or interested in such contract or arrangements; nor shall his presence count for the purpose of forming a quorum at the time of any such discussion or vote; and if he does vote, his vote shall be void; provided however that nothing herein contained shall apply to:-

(i) any contract or indemnity against any loss which the Directors, or any one or more of them, may suffer by reason of becoming or being sureties or a surety for the Company;

(ii) any contract or arrangement entered into or to be entered into with a public company or a private company which is subsidiary of a public company in which the interest of the Director consists solely,

(I) in his being –

(x) a director of such company, and

(y) the holder of not more than shares of such number or value therein as is requisite to qualify him for appointment as a Director thereof, he having been nominated as such Director by this Company, or

(II) in his being a member holding not more than 2 per cent of its Paid-up Share Capital.

(c) Subject to the provisions of Section 314 and other applicable provisions, if any, of the Act, any Director of the Company, any partner or relative of such Director, any firm in which such Director or a relative of such Director is a partner, any private company of which such Director is a director or member, and any director or manager of such private company, may hold any office or place of profit in the Company.

(d) The Company shall keep a Register in accordance with Section 301(1) of the Act and shall within the time specified in Section 301(2) of the Act enter therein such of the particulars as may be relevant having regard to the application thereto of Section 297 or Section 299 of the Act, as the case may be. The Register aforesaid shall also specify, in relation to each Director of the Company, the names of the bodies corporate and firms of which notice has been given by him under Article (v)(c)(a). The Register shall be kept at the Registered Office of the Company and shall be open to inspection at such Office, and extracts may be taken therefrom and copies thereof may be required by any Member of the Company to the same extent, in the same manner, and on payment of the same fee as in the case of the Register of Members of the Company and the provisions of Section 163 of the Act shall apply accordingly.

(e) A Director may be or become a Director of any Company promoted by the Company, or on which it may be interested as a vendor, shareholder, or otherwise, and no such Director shall be accountable for any benefits received as director or shareholder of such Company except in so far as Section 309(6) or Section 314 of the Act may be applicable.

58. PROCEDURE, IF PLACE OF RETIRING DIRECTORS IS NOT FILLED UP

(a) If the place of the retiring Director is not so filled up and the meeting has not expressly resolved not to fill the vacancy, the meeting shall stand adjourned till the same day in the next week, at the same time and place, or if that day is a public holiday, till the next succeeding day which is not a public holiday, at the same time and place.

(b) If at the adjourned meeting also, the place of the retiring Director is not filled up and that meeting also has not expressly resolved not to fill the vacancy, the retiring Director shall be deemed to have been reappointed at the adjourned meeting, unless:-

(i) at that meeting or at the previous meeting a resolution for the reappointment of such Director has been put to the meeting and lost;

(ii) retiring Director has, by a notice in writing addressed to the Company or its Board of Directors, expressed his unwillingness to be so reappointed;

(iii) he is not qualified or is disqualified for appointment;

(iv) a resolution whether special or ordinary is required for the appointment or reappointment by virtue of any provisions of the Act.

(v) the proviso to subsection (2) of Section 263 of the Act is applicable to this case.

59. COMPANY MAY INCREASE OR REDUCE THE NUMBER OF DIRECTORS.

Subject to Article 45 (a) and Section 252, 255, 258 and 259 of the Act and these Articles, the Company may, by Ordinary Resolution, from time to time, increase or reduce the number of Directors, and may alter their qualifications and the Company may, (subject to the provisions of Article 55), remove any Director before the expiration of his period of office and appoint another qualified in his stead. The person so appointed shall hold office during such time as the Director in whose place he is appointed would have held the same if he had not been removed.

60. REGISTER OF DIRECTORS ETC.

(a) The Company shall keep at its Office, a Register containing the particulars of its Directors, Managing Directors, Manager, Secretaries and other Persons mentioned in Section 303 of the Act, and shall otherwise comply with the provisions of the said Section in all respects.

(b) The Company shall in respect of each of its Directors also keep at its Office a Register, as required by Section 307 of the Act, and shall otherwise duly comply with the provisions of the said section in all respects.

61. DISCLOSURE BY DIRECTOR OF APPOINTMENT TO ANY OTHER BODY CORPORATE.

(a) Every Director, (including a person deemed to be a Director by virtue of the Explanation to Sub-Section (1) of Section 303 of the Act), a Managing Director, Manager, or Secretary of the Company shall, within thirty days of his appointment to any of the above offices or as the case may be, relinquishment of, such offices, in any other body corporate disclose to the Company, the particulars relating to his office in the other body corporate which are required to be specified under Sub-Section (1) of Section 303 of the Act.

(b) Every Director and every person deemed to be a Director of the Company by virtue of sub-section (10) of Section 307 of the Act, shall give notice to the Company of such matters relating to himself as may be necessary for the purposes of enabling the Company to comply with the provisions of that Section.

62. MANAGING DIRECTOR(S)/ EXECUTIVE DIRECTOR(S)/ MANAGER

Subject to the provisions of the Act and of these Articles, the Board shall have power to appoint from time to time any of its members as Managing Director/s or Manager or Executive Director(s), of the Company for a fixed term not exceeding five years at a time and upon such terms and conditions as the Board thinks fit, and the Board may by resolution vest in such Managing Director/s or Manager or Executive Director(s), such of the powers hereby vested in the Board generally as it thinks fit, and such powers may be made exercisable for such period or periods and upon such conditions and subject to such restrictions as it may determine. The terms of appointment of Managing Director/s or Manager or Executive Director(s), shall be the terms on which such persons shall be appointed by the Board. The Managing Director/s or Manager or Executive Director(s), as the case may be, so appointed, shall be responsible for and in charge of the day to day management and affairs of the Company and subject to the provisions of the Act and these Articles, the Board shall vest in such Managing Director/s or Manager or Executive Director(s), as the case may be, all the powers vested in the Board generally.

63. PROVISIONS TO WHICH MANAGING DIRECTOR(S)/ EXECUTIVE DIRECTOR(S)/ MANAGER ARE SUBJECT

Notwithstanding anything contained herein, a Managing Director(s)/ Executive Director(s)/ Manager shall subject to the provisions of any contract between him and the Company be subject to the same provisions as to resignation and removal as the other Directors of the Company, and if he ceases to hold the office of a Director he shall ipso facto and immediately cease to be a Managing Director(s)/ Executive Director(s) / Manager, and if he ceases to hold the office of a Managing Director(s)/ Executive Director(s) / Manager he shall ipso facto and immediately cease to be a Director.

64. REMUNERATION OF MANAGING DIRECTOR(S) OR EXECUTIVE DIRECTOR(S) OR MANAGER

The remuneration of the Managing Director(s) or Executive Director(s) or Manager shall (subject to Sections 198, 269, 309, 310, 311 and other applicable provisions of the Act and of these Articles and of any contract between him and the Company) be fixed by the Directors, from time to time and may be by way of fixed salary and/or perquisites or commission or profits of the Company or by participation in such profits, or by any or all these modes or any other mode not expressly prohibited by the Act.

65. POWER AND DUTIES OF MANAGING DIRECTOR(S) OR EXECUTIVE DIRECTOR(S) OR MANAGER

Subject to the superintendence, control and direction of the Board, the day-to-day management of the Company shall be in the hands of the Managing Director(s) or Executive Director(s) or Manager in the manner as deemed fit by the Board and subject to the provisions of the Act, and these Articles, the Board may by resolution vest any such Managing Director(s) or Executive Director(s) or Manager with such of the powers hereby vested in the Board generally as it thinks fit and such powers may be made exercisable for such period or periods and upon such conditions and subject to the provisions of the Act, and these Articles confer such power either collaterally with or to the exclusion of or in substitution for all or any of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers.

66. PROCEEDINGS OF THE BOARD OF DIRECTORS

(a) The Board may meet for the dispatch of the business, adjourn and otherwise regulate its meetings on a date, time and venue as indicated by the Chairman, provided however, the Board shall meet once in every three calendar months and at least four times in a year in accordance with Section 285 of the Act or any statutory modifications thereof.

(b) The Company Secretary shall as and when, directed by the Chairman convene a meeting of the Board by giving a notice in writing to every Director.

(c) The Board of Directors may meet either at the Office of the Company, or at any other location in India or outside India as the Chairman may determine.

(d) Prior notice of every meeting of the Board shall be given in writing to every Director for the time being at his usual address in India and in the case of a Director resident outside India, at his address outside India and to his alternate, if any in India at his usual address in India.

(e) If permissible under applicable Requirements of Law, a Director may attend Board Meetings by any video or audio conferencing facility that permits simultaneous communication between participants.

67. QUORUM FOR BOARD MEETING

Subject to Section 287 of the Act, the quorum for a Meeting of the Board shall be presence of at least one-third of its total strength or two directors, whichever is higher.

Provided that where at any time the number of interested directors exceeds or is equal to two thirds of the total strength, the number of the remaining directors, that is to say, the number of directors who are not interested, present at the meeting being not less than two shall be the quorum.

68. ADJOURNED BOARD MEETING FOR WANT OF QUORUM

(a) If any duly convened Board Meeting cannot be held for want of a quorum, in terms of Article 0 above then such a meeting shall automatically stand adjourned till the same day in the next week, after the original Meeting at the same time and place, or if that day is a public holiday, on the next succeeding day which is not a public holiday to the same time and place Provided however, the adjourned meeting may be held on such other date and such other place as may be unanimously agreed by all the Directors.

(b) If in the event of a quorum once again not being available at such an adjourned meeting, the Directors present shall constitute the quorum and may transact business for which the meeting has been called.

69. QUESTIONS AT BOARD MEETINGS HOW DECIDED

(a) Questions arising at any meeting of the Board, other than as specified in these Articles, if any, shall be decided by a majority vote. In the case of an equality of votes, the Chairman shall have a second or casting vote.

(b) No regulation made by the Company in General Meeting, shall invalidate any prior act of the Board, which would have been valid if that regulation had not been made.

70. POWERS OF THE BOARD

Subject to the provisions of the Act and these Articles: -

(a) The Board of Directors shall be entitled to exercise all such power and to do all such acts and things as the Company is authorised to exercise and do.

(b) The Board of Directors is vested with the entire management and control of the Company, including as regards any and all decisions and resolutions to be passed, for and on behalf of the Company.

71. COMMITTEES AND DELEGATION BY THE BOARD

(a) Without prejudice to the powers conferred by the other Articles and so as not to in any way to limit or restrict those powers, the Board may, subject to the provisions of Section 292 of the Act, delegate any of their powers to the Managing Director(s), the Executive Director(s) or Manager or the Chief Executive Officer of the Company. The Managing Director(s), the Executive Director(s) or the Manager or the Chief Executive Officer(s) as aforesaid shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed on them by the Board and all acts done by them in exercise of the powers so delegated and in conformity with such regulations shall have the like force and effect as if done by the Board.

(b) Subject to the provisions of the Act, any requirements of law and anything stated in these Articles the Board may delegate any of their powers to Committees of the Board consisting of such member or members of the Board as it thinks fit, and it may from time to time revoke and discharge any such committee of the Board either wholly or in part and either as to persons or purposes, but every Committee of the Board so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed on it by the Board. All acts done by any such Committee of the Board in conformity with such regulations and in fulfillment of the purposes of their appointment but not otherwise, shall have the like force and effect as if done by the Board.

(c) (............) Deleted

(d) The Meetings and proceedings of any such Committee of the Board consisting of two or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Directors, so far as the same are applicable thereto and are not superseded by any regulation made by the Directors under the last preceding Article.

72. ACTS OF BOARD OR COMMITTEE VALID NOTWITHSTANDING INFORMAL APPOINTMENT

All acts done at any Meeting of the Board or of a Committee of the Board, or by any person acting as a Director shall notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of such Director or persons acting as aforesaid, or that they or any of them were disqualified or had vacated office or that the appointment of any of them had been terminated by virtue of any provisions contained in the Act or in these Articles, be as valid as if every such person had been duly appointed, and was qualified to be a Director and had not vacated his office or his appointment had not been terminated. Provided that nothing in this Article shall be deemed to give validity to acts done by a Director after his appointment has been shown to the Company to be invalid or to have been terminated.

73. RESOLUTION BY CIRCULAR

Subject to Sections 289 and 292 of the Act and the provisions as contained in these Articles, no resolution shall be deemed to have been passed by the Board or by a Committee thereof by circulation, unless the resolution has been circulated in draft together with the necessary papers, if any, to all Directors, or to all members of the Committee, whether in India or not (not being less in number than the quorum fixed for a meeting of the Board or Committee, as the case may be), and to all other Directors or members of the Committee at their usual address in India or elsewhere, and has been approved by all such Directors or members of the Committee, or by a majority of such of them as are entitled to vote on the resolution.

85. DISTRIBUTION OF ASSETS IN SPECIE OR KIND UPON WINDING UP

(a) If the Company shall be wound up, the Liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Act, divide amongst the Members, in specie or kind the whole or any part of the assets of the Company, whether they shall consist of property of the same kind or not.

(b) For the purpose aforesaid, the Liquidator may set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members.

88. AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

(a) The Members shall vote all the Shares owned or held of record by such Members at any Annual or Extraordinary General Meeting of the Company in accordance with these Articles.

(b) The Members shall not pass any resolution or take any decision which is contrary to any of the terms of these Articles.

(c) Notwithstanding anything stated in these Articles, if the ADA Group ceases to be the largest shareholder of the Company, then neither ADA nor the ADA Group will be entitled to the rights as *stipulated in Articles 40, 44, and 46.*

OTHER INFORMATION

Material Contracts and Documents for Inspection

The following contracts (not being contracts entered into in the ordinary course of business carried on by our Company or entered into more than two years before the date of this Information Memorandum) which are or may be deemed material have been entered or to be entered into by our Company.

Copies of the following documents will be available for inspection at the Registered office of the Company on any working day (i.e. Monday to Friday and not being a bank holiday in Mumbai) between 11.00 am to 1:00 pm upto seven days from the date of filing of this Information Memorandum.

Documents for Inspection:

1. Memorandum and Articles of Association, as amended till date.

2. Certification of incorporation.

3. Reports of the Statutory Auditors of the Company dated January 27, 2006 prepared as per Indian GAAP and mentioned in this Information Memorandum

4. Copy of the Scheme of Arrangement between Reliance Industries Limited, Reliance Energy Ventures Limited, Global Fuel Management Services Limited (since renamed Reliance Natural Resources Ltd.), Reliance Capital Ventures Limited and Reliance Communication Ventures Limited and their respective Shareholders and Creditors sanctioned by the Hon'ble High Court of Judicature at Bombay vide its order dated December 9, 2005

5. Copy of the Order dated December 9, 2005 of the Hon'ble High Court of Judicature at Bombay approving the Scheme of Arrangement.

6. Letters dated September 9 2005 of BSE and NSE approving the Scheme.

7. Tripartite Agreement with NSDL dated January 19, 2006 and CDSL dated January 25, 2006

8. SEBI letter CFD/DIL/SC/58121/2006 dated January 19, 2006 granting relaxation from the strict enforcement of the requirement of Rule 19(2)(b) of the Securities Contract Regulation (Rules), 1957 (SCRR) for the purpose of listing of shares of RCVL.

9. Trade Mark Management Agreement dated January 12, 2006, entered into among Reliance Industries Limited , Reliance Natural Resources Limited, Reliance Capital Ventures Limited, Reliance Energy Ventures Limited, Reliance Communications Ventures Limited.

10. Non Competition Agreement dated January 12, 2006, entered into among Reliance Industries Limited, Reliance Natural Resources Limited, Reliance Capital Ventures Limited, Reliance Energy Ventures Limited, Reliance Communications Ventures Limited.

DECLARATION

To the best of knowledge and belief of the Board of Directors of the Company, all statements made in this Information Memorandum are true and correct.

SIGNED ON BEHALF OF THE BOARD OF DIRECTORS
FOR RELIANCE CAPITAL VENTURES LIMITED

DIRECTOR

Mumbai
February 15, 2006

1263-28 - 82

Reliance Energy Ventures Limited

Regd.Off. ... wledge City, Navi Mumbai-400 710

Route
STATION - PL
Delivery Point
3628
DUDEK, PAUL M. 04/13/06
(202) 551-3185 3RD F 17:17:54

RECEIVED
2006 APR 14 A 11:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ORIGINAL

SEC RECEIVED PROCESSING
APR 1 8 2006
WASH. D.C. 156 SECTION

April 3, 2006

Mr. Paul M. Dudek
Securities and Exchang
Division of Corporation
Office of International C
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

The following information is being furnished to the Securities and Exchange Commission (the "SEC") by Reliance Energy Ventures Limited, a company incorporated under the laws of India ("REVL"), in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Pursuant to a Scheme of Arrangement (the "Scheme") between Reliance Industries Limited ("RIL") and REVL among others, RIL disposed of its coal based power business to REVL. The Scheme was approved by the Bombay High Court. Pursuant to the Scheme, REVL issued its shares to more than two million shareholders of RIL (save and except to certain Specified Shareholders, as defined in the Scheme), in the ratio of one share of REVL for every one share held in RIL, as of January 27, 2006 (being the record date). Consequently, all shareholders of RIL became shareholders of REVL in the same proportion and manner that such shareholders held shares in RIL. REVL was listed on the Bombay Stock Exchange and National Stock Exchange of India on February 24, 2006.

Of the two million RIL shareholders, the vast majority of whom are resident in India, approximately 600 shareholders have registered addresses in the US. We believe that such shareholders have acquired RIL shares pursuant to previous share issuances by RIL and/or market purchases in accordance with applicable laws of India and are therefore entitled to receive REVL shares pursuant to the Scheme. In accordance with the Scheme, REVL will be required to issue its shares to such shareholders (in certificated form or in book entry system, as the case may be).

The list set forth in "Exhibit A" contains the material information that REVL:

(A) has made or is required to make public pursuant to the laws of the Republic of India, its jurisdiction of incorporation;

(B) has filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange; or

(C) has distributed or is required to distribute to its security holders.

We have enclosed communications and materials listed in "Exhibit A" that have been made public, filed or distributed by REVL since January 1, 2006.

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

We will furnish to the SEC on an ongoing basis the information listed in Exhibit A promptly after such information is made public, filed or distributed as described therein. If the information that we make or are required to make public, file or distribute shall change from that listed above, REVL will furnish the SEC with a revised list reflecting such changes.

In connection with this application for exemption, we furnish you the following supplemental information:

1. To the best of our knowledge, the number of potential holders of REVL equity shares, par value rupees 10.00 per share (the "Equity Shares"), currently resident in the US is 592. Pursuant to the Scheme, such US residents would be issued an aggregate of 500,471 Equity Shares, equivalent to 0.04% of the total number of Equity Shares.

2. There have been no public distributions of Equity Shares by REVL in the US.

This information is being furnished under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the 1934 Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Reliance is subject to the 1934 Act.

Please provide the undersigned with the SEC file number to be used in connection with the furnishing of information by REVL pursuant to Rule 12g3-2(b).

Please contact the undersigned at (+91-22-3038-6173) or Yusuf Safdari of Greenberg Traurig at (650-328-8500) should you have any questions regarding the information furnished with this application for exemption.

Very truly yours
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Reliance Energy Ventures Limited

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Exhibit "A"

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures	
1.	Companies Act, Section 154	Notice of closure of register of members or debenture holders.	Shareholders/ Debenture holders	Not less than seven days before closure of Registers	No Event	--
2.	Exchange Listing Rules (clause 16)	Notice of closure of Transfer books of Shareholders	Stock Exchanges	At least 30 days before the date of closure	No Event	--
3.	• Companies Act Section 171, 217, 219 • Exchange Listing Rules (clause 31, 32 and 49)	Notice of annual general meeting (Annual Report containing Notice, Directors' Report, Balance Sheet, Profit & Loss Account, cash flow statement and report on corporate governance compliance) Notice to shareholders of other general meeting or seeking their approval by Postal Ballot	Shareholders Stock Exchanges	21 days before General Meeting	No Event	
4.	Companies Act Section 302	Abstract of the terms of appointment/ Reappointment of managerial personnel and material terms of their remuneration.	Shareholders	Within 21 days of appointment / change if it is not part of Explanatory Statement to resolution of such appointment	No Event	
5.	Exchange Listing Rules (clause 19 and 41)	Notice of Board Meeting convened for quarterly financial results, Buy back of securities, dividend or other benefits to investors.	Stock Exchanges	7 days before the board meeting	No Event	

Reliance Energy Ventures Limited

6.	Exchange Listing Rules (clause 20 and 41)	Intimation after the Board Meeting for quarterly financial results, Buy back of securities, dividend and other benefits to investors.	Stock Exchanges	Within 15 minutes of the closure of Board Meeting	No Event	
7.	Exchange Listing Rules (clause 35)	Disclosure of Shareholding Pattern	Stock Exchanges	Within 15 days of end of the each Quarter	No Event	
8.	Exchange Listing Rules (clause 36)	Intimation regarding any price sensitive or material information including merger, amalgamation corporate restructuring etc.	Stock Exchange	Promptly	a. Intimation of key changes b. Intimation for completion of listing on Bombay Stock Exchange and National Stock Exchange	Annexure 1 (a) to (b)
9.	Exchange Listing Rules (clause 47 C)	Certificate of completion of transfer of shares within 30 days of lodgment from Practicing Company Secretary.	Stock Exchanges	Within 30 days of the end of each half year	No Event	

10.	Exchange Listing Rules (Clause 49)	Unaudited half yearly results (non mandatory)	Shareholders	No time limit	No Event	
		Quarterly Compliance Report on Compliance with the Corporate Governance Guidelines	Stock Exchange	Within 15 days of the close of quarter	No Event	
11.	Exchange Listing Rules (clause 30)	Notice of change in Directorship	Stock Exchange	Promptly	Notice of change in Directors	Annexure 2
12.	SEBI (Substantial Acquisition of Shares and Takeovers) Regulation, 1997 Regulation 8 (3)	Disclosure of Shareholding of person holding more than 15% voting rights and by promoters or every person having control over the company with persons acting in concert.	Stock Exchanges	Within 30 days from (i) the financial year ending 31st March, (ii) the record date for payment of Dividend.	No Event	
13.	SEBI (Insider Trading) (Amendment) Regulation, 2002 Regulation 13.6	Disclosure of the number of shares or voting rights held by any person, director, employee and any change in such holdings	stock exchanges	Within 5 days from receipt of such disclosure from the person, director, officer.	a) Disclosure under Regulation 13(6) of the SEBI (Prohibition of Insider Trading) Regulation,1992. b) Initial disclosures of Shareholding received from Directors/Officers of the Company	Annexure 3(i) and (ii) Annexure 3A
14.	SEBI (Disclosure and Investor Protection) Guidelines, 2000 Regulation 8.3.5	Information Memorandum containing prescribed details	stock exchanges	Before Listing of Shares on Stock Exchanges	Information Memorandum submitted to Stock Exchanges	Annexure 4
15.	Secretarial Audit in accordance with SEBI circular No. D&CC/FITTC/CIR -16/2002 dated Dec 31st 2002	Secretarial Audit on Capital Integrity giving reconciliation of securities allowed to be held under electronic mode vis a vis the total capital	Stock Exchange	Within 30 days of the close of quarter	No Event	

70910

RELIANCE ENERGY VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tel: (91) 022-3038 6286 Fax: (91) 022 3037 6622

10th February 2006

Shri Sanjay Golecha,
General Manager, Corporate Services
Bombay Stock Exchange
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121/ 1122
Facsimile: 2272 2037/2039/2041/2061/3719

Shri Hari K.,
Asst. Vice President
National Stock Exchange of India Ltd.,
Exchange Plaza
Bandra – Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8100/ 5641 8100
Facsimile: 2659 8237 / 8238

Dear Sir,

Sub: Intimation of key changes

In continuation of letter dated February 8, 2006, we wish to inform you as under:

1. The Registered Office of the Company has been shifted to H Block, 1st floor, Dhirubhai Ambani Knowledge City (DAKC), Navi Mumbai-400 710, Phone No. +91 22 3038 6286, Fax No. +91 22 3037 6622.

2. The address of the Corporate Office of the Company is Reliance Centre, 19, Walchand Hirachand Marg, Ballard Estate, Mumbai – 400 038, Phone No. +91 22 3032 7409, Fax No. +91 22 3032 7896.

3. The undersigned has been appointed as the Deputy Company Secretary and the Compliance Officer of the Company by the Board of Directors of the Company.

4. All the earlier powers and authorities delegated by the erstwhile management prior to February 7, 2006 stand withdrawn and revoked.

We request you kindly to address all your correspondence at the changed addresses as mentioned above.

Please acknowledge the receipt.

Thanking you.

Yours faithfully
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Reliance Energy Ventures Limited

Annx - 1(b)

Media Release

Reliance

RELIANCE – ANIL DHIRUBHAI AMBANI GROUP
TO PROVIDE REVISED INFORMATION MEMORANDA TO BSE AND NSE

ALL FOUR GROUP COMPANIES
PROPOSED TO BE LISTED BY 10TH MARCH 2006

Mumbai, 8th February 2006: The Board of Directors of the following Reliance – Anil Dhirubhai Ambani Group Companies held their meetings today:

- Reliance Capital Ventures Limited
- Reliance Energy Ventures Limited
- Reliance Natural Resources Limited
- Reliance Communication Ventures Limited

At the meetings held today, the Board of Directors of each of the above companies **reviewed the listing documents, incuding inter-alia, the draft Information Memoranda of the respective companies submitted to the Bombay Stock Exchange (BSE) and National Stock Exchange (NSE), when the Companies were under the control of Reliance Industries Limited (RIL).**

The Boards **decided to submit revised Information Memoranda with full and correct information and details to the BSE and NSE at the earliest, to facilitate the early listing of shares of the companies on the stock exchanges, for the benefit of 22 lakh shareholders.**

The Boards also decided the proposed listing schedule of the four group companies on BSE and NSE, as under:

- Reliance Capital Ventures Limited – week of 13th February 2006
- Reliance Energy Ventures Limited – week of 20th February 2006
- Reliance Natural Resources Limited – week of 27th February 2006
- Reliance Communication Ventures Limited – week of 6th March 2006

Reliance – Anil Dhirubhai Ambani Group has already communicated to SEBI, BSE and NSE in this regard, and requisite approvals are awaited.

Media Release

Reliance

RELIANCE – ANIL DHIRUBHAI AMBANI GROUP
WELCOMES DIRECTORS ON THE BOARDS
OF FOUR GROUP COMPANIES

Mumbai, 8th February 2006: The Board of Directors of the following Reliance – Anil Dhirubhai Ambani Group Companies held their respective meetings today:

- Reliance Capital Ventures Limited
- Reliance Energy Ventures Limited
- Reliance Natural Resources Limited
- Reliance Communication Ventures Limited

At the respective meetings held today, the Boards welcomed the appointment of Shri Anil D. Ambani as the Chairman of the Company.

Reliance Communication Ventures Limited:

The Board welcomed Shri S.P.Talwar and Shri J. Ramachandran as Directors of the Company.

Shri S. P. Talwar is a former Deputy Governor of Reserve Bank of India. He is also former Chairman-cum-Managing Director of Bank of Baroda. He has vast experience in financial services sector in the country.

Shri J. Ramachandran is Chair Professor of Business Policy at the Indian Institute of Management, Bangalore. He is a qualified Chartered and Cost Accountant and obtained his doctorate from the Indian Institute of Management, Ahmedabad. He has served as a consultant to various multinational and Indian companies including Hewlett Packard, Wipro, Infosys and LIC.

Reliance Natural Resources Limited:

The Board welcomed Shri S.L. Rao, Shri Bakul Dholakia and Shri J.L.Bajaj as Directors of the Company.

Shri S.L.Rao was the first Chairman of the Central Electricity Regulatory Commission (CERC) in 1998. He is currently Chairman, Board of Governors of the Institute for Social and Economic Change, Bangalore; Distinguished Visiting Fellow at The Energy and Resources Institute (TERI); a widely read newspapers columnist, writer and speaker on management, consumer markets, the economy and energy issues.

Shri Bakul Dholakia is currently Director of Indian Institute of Management, Ahmedabad. He is a consultant to several national and international organizations, Board Member of Reserve Bank of India (Western Area), Member of National Productivity Council, and external director on the Boards of ONGC and Mahanagar Gas.

Shri J.L. Bajaj is former Chairman of Uttar Pradesh Electricity Regulatory Commission (UPERC). He is a retired Secretary in the Department of Economic Affairs, Ministry of Finance, Government of India and is currently the Chairman of the Administrative Reforms and Decentralisation Commission of the Government of Uttar Pradesh. He has held various senior level positions in central and state government entities and has authored a number of books and articles.

Reliance Energy Ventures Limited:

The Board welcomed Shri S.L. Rao and Shri V.R.Galkar as Directors of the Company.

Shri S.L.Rao was the first Chairman of the Central Electricity Regulatory Commission (CERC) in 1998. He is currently Chairman, Board of Governors of the Institute for Social and Economic Change, Bangalore; Distinguished Visiting Fellow at The Energy and Resources Institute (TERI); a widely read newspapers columnist, writer and speaker on management, consumer markets, the economy and energy issues.

Shri V.R.Galkar is the former Executive Director (Investment), Life Insurance Corporation of India. He was with LIC for the about 22 years and handled various assignments such as Planning, Housing Finance, Marketing, etc. during his tenure.

Reliance Capital Ventures Limited:

The Board welcomed the appointment of Shri Rajendra P. Chitale and Shri S.P. Talwar as Directors of the Company.

Shri Rajendra P. Chitale is an eminent Chartered Accountant and Managing Partner, M/s M. P. Chitale & Co. He is a Director on the Boards of National Stock Exchange of India Ltd (NSE), Asset Reconstruction Company (India) Ltd, and Gujarat Ambuja Cements Ltd. He is also a member of the Takeover Panel, Securities and Exchange Board of India, the Company Law Advisory Committee of Government of India, and the Advisory Group on Derivatives, Securities and Exchange Board of India.

Shri S. P. Talwar is a former Deputy Governor of Reserve Bank of India. He is also former Chairman-cum-Managing Director of Bank of Baroda. He has vast experience in financial services sector in the country.

The resignation of RIL's nominees, Shri Sandeep Tandon and Shri L.V. Merchant, from the Boards of all four companies was also noted.

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block,1st Floor,Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

29th March, 2006

To
Shri S. Subramanian
DCS – CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street, Fort,
Mumbai – 400 001

Fax :- 2272 2037/39/41/61/3121/3719
BSE Script code : 532704

Listing Department
The National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051

Fax :- 2659 8237/ 38
NSE Symbol : RENVL

Dear Sir,

Sub. :- Initial Disclosure as required under SEBI (Prohibition of Insider Trading) Regulations, 1992

With reference to above captioned subject, we wish to inform you that the Company has adopted a Code on Insider Trading as required under the SEBI (Prohibition of Insider Trading) Regulations, 1992.

We are enclosing herewith a statement showing the details of the initial disclosures made by the Directors and designated employees to the Company under Regulation 13 of the SEBI (Prohibition of Insider Trading) Regulations, 1992, as required.

We hope you will find the same in order.

Kindly acknowledge the receipt.

Thanking you.

Yours faithfully,
For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Encl. :- As above.

Reliance Ventures Limited

Reliance Energy Ventures Limited

Regd.Office. : 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai-400 710

Statement showing details of the initial disclosures received from the Directors and Designated employees under Regulation 13 of the SEBI (Prohibition of Insider Trading) Regulations, 1992

Name	Designation	No. of shares held	Date of Purchase/ allotment	Folio No./ DP ID/ Client ID		No. of shares
Directors, Officers and designated employees of the Company						
Shri Anil D. Ambani	Chairman	1859271	Allotment under scheme of arrangement	IN300319	10008764	208204
				IN300319	10008684	551022
				IN300319	10000439	1100045
Shri S.L.Rao	Director	100	As above	IN301047	30039436	100

For Reliance Energy Ventures Limited

Abhijit Banerjee
Deputy Company Secretary

Date :- 29.03.2006

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel:(91) 022-30386290 Fax: (91) 022-3037 6622

Anx- 3(ii)

25th February, 2006

The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

Dear Sirs,

Re: **Disclosure in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.**

This is to inform you that the Company has received disclosure in terms of Regulation 13(3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 from Bhavan Mercantile Private Limited.

Bhavan Mercantile Private Limited vide its letter dated 20th February, 2006 has informed the Company, that they have acquired 11,45,56,704 equity shares of Rs. 10 /- each, by way of inter-se transfer amongst group. As on the date of such acquisition the shares of the Company are unlisted.

The disclosure in terms of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 is attached.

Thanking you,

Yours faithfully,

For **RELIANCE ENERGY VENTURES LIMITED**

AUTHORISED SIGNATORY

Reliance Energy Ventures Limited

Annr-3A

RELIANCE ENERGY VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel:(91) 022-30386286 Fax: (91) 022-3037 6622

15th February, 2006

The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

✓**The Stock Exchange, Mumbai**
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

Dear Sirs,

Re: Disclosure in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

This is to inform you that the Company has received disclosure in terms of Regulation 13(3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 from M/s Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited.

Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited vide its letter dated 10th February, 2006 has informed the Company, that they have acquired 31,16,91,896 equity shares of Rs. 10 /- each through off-market purchase which together with its existing holding of 126 equity shares of Rs.10/- each represent 25.48% of the paid-up equity share capital of the Company.

The disclosure in the prescribed format (Form C) as required in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 is attached.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **RELIANCE ENERGY VENTURES LIMITED**

AUTHORISED SIGNATORY

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.........
DATE.....16/2/06

Reliance Energy Ventures Limited

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
(Regulation 13 (3) and (6)

Regulation 13(3) – Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & address of shareholders	Shareholding prior to acquisition/~~sale~~ (No. of shares)	No. & % of shares/voting rights acquired/~~sold~~	Receipt of allotment advice/acquisition of shares/~~sale of shares~~ – specify	Date of intimation to company	Mode of acquisition on (market purchase/public/rights /preferential offer etc.)	No. & % of shares/voting rights post-acquisition/sale	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity (No. of shares)	Buy value	Sell quantity	Sell value
Anadha Enterprise Private Limited Reliance Energy Centre, Santacruz (east) Mumbai 400 055	63 equity shares	27,02,92,719 equity shares (22.10%)	Acquisition of shares on 06.02. 06	10.02.06	Inter-se transfer among Group	27,02,92,782 equity shares (22.10%)	Direct	Off market	27,02,92,719 equity shares (22.10%)	NA	-	-
Bhavan Merchantile Private Limited Reliance Energy Centre, Santacruz (east) Mumbai 400 055	63 equity shars	4,13,99,186 equity shars (3.38%)	Acquisition of shares on 06.02. 06	10.02.06	Inter-se transfer among Group	4,13,99,249 equity shares (3.38%)	Direct	Off market	4,13,99,186 equity shares (3.38%)	NA	-	-

Date: February 15, 2006
Place: Mumbai

For Reliance Energy Ventures Limited

Authorized Signatory

Annr - 4

RELIANCE ENERGY VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai- 400 710
Phone: 022- 3038 6010 Fax: 022 - 3037 6622, Website: www.revl.in
Contact person: Abhijit Banerjee Email: abhijit.banerjee@rel.co.in

Reliance Energy Ventures Limited was originally incorporated on July 3, 2000 under the Companies Act, 1956 as Reliance Terra Networks Private Limited. The name of the Company was thereafter changed to Reliance Entergy Private Limited on January 28, 2003. The status of the Company was changed to public limited company on July 25, 2005 and the name was thereafter changed to its present name Reliance Energy Ventures Limited on August 4, 2005.

INFORMATION MEMORANDUM FOR LISTING OF 122,31,30,422 EQUITY SHARES OF RS. 10 EACH.

NO EQUITY SHARES ARE PROPOSED TO BE SOLD OR OFFERED PURSUANT TO THIS INFORMATION MEMORANDUM

GENERAL RISKS

Investments in equity and equity-related securities involve a degree of risk and investors should not invest in the equity shares of Reliance Energy Ventures Limited unless they can afford to take the risk of losing their investment. Investors are advised to read the Risk Factors carefully before taking an investment decision in the shares of Reliance Energy Ventures Limited. For taking an investment decision, investors must rely on their own examination of the Company including the risks involved.

ABSOLUTE RESPONSIBILITY OF RELIANCE ENERGY VENTURES LIMITED

Reliance Energy Ventures Limited having made all reasonable inquiries, accepts responsibility for, and confirms that this Information Memorandum contains all information with regard to Reliance Energy Ventures Limited, which is material, that the information contained in this Information Memorandum is true and correct in all material aspects and is not misleading in any material respect, that the opinions and intentions expressed herein are honestly held and that there are no other facts, the omission of which makes this Information Memorandum as a whole or any of such information or the expression of any such opinions or intentions misleading in any material respect.

LISTING

The Equity Shares of Reliance Energy Ventures Limited are proposed to be listed on Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

REGISTRAR AND TRANSFER AGENT

Karvy Computershare Private Limited
(Unit: Reliance Energy Ventures Limited)
Plot No. 17 – 24,
Vittal Rao Nagar, Madhapur
Hyderabad - 500 081
Email : praveendmr@karvy.com
Tel No: 040-23431545
Fax No: 040-23431551
Contact Person: Praveen Chaturvedi

TABLE OF CONTENTS

DEFINITIONS, ABBREVIATIONS & INDUSTRY RELATED TERMS

Term	Description
"REVL" or "Company" or "Our Company" or Resulting Company or Reliance Energy Ventures Limited.	Reliance Energy Ventures Limited, a Public Limited Company incorporated under the provisions of the Companies Act, 1956
"We" or "us" and "our"	Refers to Reliance Energy Ventures Limited
"ADA"	Anil Dhirubhai Ambani, son of late Dhirubhai H. Ambani.
"ADA Group"	"ADA Group" means ADA and his Affiliates and the term "ADA Group Members" shall mean any one of them.
"Affiliate" of ADA or ADA Group	Includes: a. ADA, his wife, his lineal and blood descendants, spouses of such lineal and blood descendants and children and grand children including step or adoptive, family trusts and Hindu Undivided Family; and b. Any company, firm, body corporate, association of persons, associates or other entity controlled, directly or indirectly by ADA or ADA Group as the case may be.
Articles/Articles of Association	Articles of Association of Reliance Energy Ventures Limited
Auditors	The statutory auditors of Reliance Energy Ventures Limited
Board of Directors/Board/Directors	The Board of Directors of Reliance Energy Ventures Limited
BSE	Bombay Stock Exchange Limited
CDSL	Central Depository Services (India) Limited
Companies Act / Act	The Companies Act, 1956, as amended from time to time
Coal Based Energy Undertaking	Demerged Company's undertaking, business, activities and operations pertaining to coal based power comprising all the assets (moveable and immoveable)and liabilities, which relate thereto or are necessary therefor and including specifically the following: i) All investments of the Demerged Company in Reliance Energy Limited, Hirma Power Limited, Reliance Thermal Energy Limited, Jayamkondam Power Limited, Reliance Power Limited and other assets through which the Demerged Company carries on its business, activities and operations pertaining to coal based power described in Part 'A' of Schedule I of the Scheme; ii) All the debts (whether secured or unsecured), liabilities (including contingent liabilities), duties and obligations of the Demerged Company of every kind, nature and description whatsoever and howsoever accruing or arising out of, and all loans and borrowings raised or incurred and utilized for its businesses, activities and operations pertaining to coal based power described in Part 'B' of Schedule I of the Scheme; iii) All agreements, rights, contracts, entitlements, permits, licences, approvals, consents, engagements, arrangements and all other privileges and benefits of every kind, nature and description whatsoever relating to the Demerged Company's business, activities and operations pertaining to coal based power; iv) All intellectual property rights, records, files, papers, data and documents relating to the Demerged Company's business, activities and operations pertaining to coal based power; and v) All employees engaged in or relating to the Demerged Company's business, activities and operations pertaining to coal based power.
Current Financial Year	January 1, 2006 to March 31, 2007

Term	Description
Demerged Company or RIL	Reliance Industries Limited, a public limited company incorporated under the Provisions of the Companies Act, 1956
DSE	Designated Stock Exchange
EPS	Earnings per equity share
Equity Shares	Equity shares of the Company of Rs. 10 each unless otherwise specified in the context thereof
Financial year/fiscal/FY	The twelve months ended 31st March , unless otherwise stated
Group	Persons constituting group coming within the definition of 'group' as defined in the Monopolies and Restrictive Trade Practices Act, 1969 as stated in the last published Annual Report of the Company.
HPL	Hirma Power Limited
HUF	Hindu Undivided Family
Information Memorandum	This document filed with the Stock Exchanges is known as and referred to as the Information Memorandum
I.T. Act	The Income-tax Act, 1961, as amended from time to time.
JPL	Jayamkondam Power Limited
Memorandum/Memorandum of Association	The Memorandum of Association of Reliance Energy Ventures Limited
NSDL	National Securities Depository Limited
NSE	National Stock Exchange of India Limited
RBI	Reserve Bank of India
REL	Reliance Energy Limited
RIIL	Reliance Industrial Infrastructure Limited
RPL	Reliance Power Limited
RTEL	Reliance Thermal Energy Limited
Registered office of Company	H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 0710
ROC	Registrar of Companies, Maharashtra at Mumbai
Scheme	Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 between Reliance Industries Limited, Global Fuel Management Services Limited (since renamed Reliance Natural Resources Ltd.), Reliance Capital Ventures Limited, Reliance Communication Ventures Limited and Reliance Energy Ventures Limited and their respective shareholders and creditors, sanctioned by the High Court of Judicature at Bombay on December 9, 2005 and effective from December 21, 2005.
SEBI	The Securities and Exchange Board of India constituted under the Securities and Exchange Board of India Act,1992
SEBI Act	Securities and Exchange Board of India Act, 1992 as amended from time to time
SEBI Guidelines	Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 issued by Securities and Exchange Board of India effective from January 27, 2000, as amended, including instructions and clarifications issued by Securities and Exchange Board of India from time to time
Stock Exchanges	BSE and NSE

CERTAIN CONVENTIONS; USE OF MARKET DATA

Unless stated otherwise, the financial data in this Information Memorandum is derived from our unconsolidated financial statements prepared in accordance with Indian GAAP. Our last financial year commenced on April 1, 2005 and ended on December 31, 2005. In this Information Memorandum, any discrepancies in any table between the total and the sums of the amounts listed are due to rounding-off.

For definitions, please see the section titled "Definitions, Abbreviations and Industry Related Terms".

All references to "India" contained in this Information Memorandum are to the Republic of India. All references to "Rupees" or "Rs." are to Indian Rupees, the legal currency of the Republic of India.

Unless stated otherwise, industry data used throughout this Information Memorandum has been obtained from industry publications. Industry publications generally state that the information contained in those publications has been obtained from sources believed to be reliable but that their accuracy and completeness in not guaranteed and their reliability cannot be assured. Although we believe that industry data used in this Information Memorandum is reliable, it has not been independently verified. The information included in this Information Memorandum about the various other Companies is based on their respective Annual Reports and information made available by the respective companies.

FORWARD-LOOKING STATEMENTS

We have included statements in this Information Memorandum, that contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions that are "forward-looking statements".

All forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. Important factors that could cause actual results to differ materially from our expectations include, among others:

- General economic and business conditions in India and other countries;
- Our ability to successfully implement our strategy, our growth and expansion plans and technological changes;
- Changes in the value of the Rupee and other currency changes;
- Changes in Indian or international interest rates;
- Changes in laws and regulations in India;
- Changes in political conditions in India; and
- Changes in the foreign exchange control regulations in India.

For further discussion of factors that could cause our actual results to differ, see the section titled "Risk Factors". By their nature, certain risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses could materially differ from those that have been estimated.

We do not have any obligation to, and do not intend to, update or otherwise revise any statements reflecting circumstances arising after the date hereof or to reflect the occurrence of underlying events, even if the underlying assumptions do not come to fruition.

RISK FACTORS

An investment in equity shares involves a high degree of risk. You should carefully consider all of the information in this Information Memorandum, including the risks and uncertainties described below. If any of the following risks actually occur, our business, financial condition and results of operations could suffer, the trading price of our Equity Shares could decline, and you may lose all or part of your investment.

Internal Risk Factors

Reliance Energy Ventures Limited ("REVL") which has been vested with Coal Based Energy Undertaking, as defined under the Scheme, upon demerger of Reliance Industries Limited (RIL), comprising inter-alia equity shares in the operating companies viz. Reliance Energy Limited ("REL"), Reliance Power Limited ("RPL"), Hirma Power Limited ("HPL"), Jayamkondam Power Limited ("JPL") and Reliance Thermal Energy Limited ("RTEL"). Therefore, the only source of its income is from its investments in REL, RPL, HPL, JPL and RTEL. Therefore, any adverse financial impact on the operations/business of REL, RPL, HPL, JPL, and RTEL could have negative impact on the revenue of REVL. Further, REVL would hold less than 50% of share capital in REL, and hence it may not be in a position to control the management of these companies. However, for the other investments i.e. RPL, HPL, JPL and RTEL, the company holds 100% of the equity share capital of the respective companies.

Downturns or disruptions in the securities markets could reduce transaction volumes, and could cause a decline in the business and impact our profitability.

We are affected directly by national and global economic and political conditions, broad trends in business and finance, disruptions to the securities markets and changes in volume and price levels securities and future transactions.

Sudden substantial sales by shareholders could cause the price of equity shares to decline.

As there is no lock-in provision on the equity shares after listing, sale of substantial number of equity shares could lead to fall in market prices of the equity shares.

The Trade Mark Management Agreement, and Non Compete Agreement, entered into with RIL, while the company was still under RIL's control, may not be amended to protect the interests of our company, and/or the same may not be implemented, and this may adversely impact interests of our Company and its shareholders.

Our Company has entered into a Trade Mark Management Agreement, and Non Compete Agreement with RIL, while the company was still under RIL's control. The said Agreements have been signed despite the dissent of the only Director on the Board representing Shri Anil D. Ambani, under whose control the company now is, and was always intended to remain in the future. The Agreements as signed contain significant, material and fundamental deviations and do not correctly reflect the agreed position arrived at between our Company and RIL for the continued benefit of more than 20 lakhs Reliance Shareholders.

There is no certainty that the said Trade Mark Management Agreement, and Non Compete Agreements with RIL will be amended to protect the interests of our shareholders, and/or that the same will be implemented at all. Any unfair competition in violation of the agreed position may severely affect the interests of the Shareholders of the Company. Similarly violation of the understanding for creation, protection and promotion of Trade Marks and Brands may severely undermine the economic value of the Company, which will adversely impact the interests of the Company's shareholders.

Risks Associated with Reliance Energy Limited, in which we hold a significant equity stake

The following are the risks to which REL is exposed, and which may have significant adverse impact on our Company and our Shareholders, on account of the significant equity stake we hold in REL.

The Power Sector and Role of Government

The growth of the Indian power sector is vulnerable to the process of reforms and privatisation of the sector. The weak financial position of the sector especially that of the State Electricity Boards (SEB) / unbundled Distribution Companies has an impact on the industry as a whole. Power projects in which REL or any of its affiliate has invested or plans to invest would normally sell power to the State Electricity Boards / unbundled Distribution Companies of the State in which they are located and neighbouring states in the Region. However, as a result of the SEBs / unbundled Distribution Companies generally weak payment record, the project company would normally seek (and would normally require for the purpose of obtaining bank finance) additional payment assurance in the form of State Government guarantees, bank letters of credit and escrow arrangements. To the extent such assurances are not available the project company would need to look elsewhere for a suitable power purchaser such as trading companies or local industrial consumers. This would restrict REL's flexibility and competitiveness which, in turn, may adversely impact our company and shareholders.

Heavy Regulation of the Power Sector

The electricity businesses in India are heavily regulated by the provisions of the the Electricity Act, rules and the regulations thereunder. The Regulatory Commissions which determine tariffs may not agree to an adjustment of the tariffs to permit the full amount of the reasonable return permitted by statute or to recognise certain expenditures in calculating the reasonable return. REL and/or its affiliates are also required to set tariffs so that industrial and commercial consumers effectively subsidise domestic consumers. Approval of the Regulatory Commissions is further required prior to committing to any major capital expenditure or raising debt finance. In line with Electricity Act, Regulatory Commissions would gradually allow open access to large customers enabling them to source power from alternate supplier. The extent of such regulation, and/or any adverse changes therein, may affect the business of REL and/or its affiliates, their financial condition and results of operations, which, in turn, may adversely impact our company and shareholders.

Coal Supplies

REL is dependent on government undertakings, which are the sole suppliers of domestically produced coal in India, for the supply of all domestic coal to its power station at Dahanu, and on the government owned Indian Railways for transporting such coal to its power station. In the past, there have been occasions when such undertakings have not been able to supply sufficient quantities of coal to the power station. REL imports coal to supplement its supply requirements. However, the maximum heat release parameters of the boilers at REL's power station at Dahanu are configured based on the low gross calorific value of the washed coal generally available in India. Thus, it would not be technically feasible to use high gross calorific value imported coal as a sole source of fuel, in the event of inadequate supplies of domestic coal.

Uncertainty in availability of feedstock for the proposed gas based power plants of REL and/or its affiliates

REL's future growth is, inter alia, dependent on the setting up of large capacity gas based power plants by REL and/or its affiliates. The feasibility and viability of these proposed power plants largely depends on the ability of REL and/or its affiliates to source the gas feed stock economically and on a sustainable basis from RIL.

The re-organisation of the Reliance Group, as agreed between Shri Mukesh Ambani, Chairman and Managing Director, RIL, and Shri Anil Dhirubhai Ambani, envisaged the supply of gas from RIL's current and future gas fields, on terms agreed by the parties, for various future projects to be implemented by Reliance – Anil Dhirubhai Ambani Group, for the continued benefit of over 20 lakhs Reliance shareholders.

As part of the aforesaid reorganization, it had inter alia been agreed that, a Gas Supply Agreement will be entered into between RIL and one of the Resulting Companies arising from the Scheme of Arrangement of RIL i.e. Reliance Natural Resources Limited (RNRL), to implement the above agreement for supply of gas.

RNRL was a wholly owned subsidiary of RIL upto the date of allotment of shares in pursuance of the Scheme, i.e. January 27, 2006 and the Board of RNRL consisted of three directors, two of whom were nominees of RIL, and one nominee of Reliance – ADAG, upto February 7, 2006.

On 12th January 2006 (i.e. when RNRL was still under the control of RIL), a Gas Supply Agreement (GSA) was entered into between RIL and RNRL, with the approval of only RIL's nominees on the Board of RNRL, and despite the specific dissent of the representative of Anil Dhirubhai Ambani, under whose control RNRL now is, and was always intended to remain in the future.

The said GSA contains significant, fundamental and material deviations from the agreed position arrived at between Shri Mukesh Ambani and Shri Anil Dhirubhai Ambani, as part of the overall reorganization of the Reliance group. Such deviations are not only against the internationally accepted principles but also, inter alia, render the GSA un-bankable. Also See "Gas Supply Agreement between RIL and Reliance Natural Resources Limited (RNRL)".

The said deviations in the GSA, if not amended appropriately, are likely to materially impact the future growth plans of REL and/or its affiliates, to the extent that the proposed gas based power projects may not be set up and/or the same may be inordinately delayed, which will adversely affect the business, financial condition and results of operations of those companies, and which, in turn, may adversely impact our shareholders.

RNRL, REL and/or their affiliates propose to take appropriate steps to have the said GSA suitably amended, so as to bring the same in line with the agreed position to protect the interests of more than 20 lakhs shareholders, but there is no certainty that such amendments will be made, and/or that the agreement will be implemented, and this may adversely impact our company and our shareholders.

Environmental Regulations and Compliance

Power plants of REL and/or its affiliates are subject to environmental regulations of the Ministry of Environment and Forest of the Government of India and the Maharashtra Pollution Control Board. Power generation projects in which REL and/or its affiliates have interests are also subject to similar regulations in other states. REL believes that its Dahanu plant is in compliance with the material environmental regulations applicable to its operations and has systems in place to monitor and control compliance with environmental standards.

Nonetheless, REL and/or its affiliates could be subject to substantial liability and/or separate regulatory consequences in the event that an environmental hazard were to be found at the site of its power station(s), or if the operation of the power station(s) results in material contamination of the environment. It is also possible that increasingly strict environmental regulations in relation to power plants in India may be imposed in the future, compliance with which could require significant Energy expenditure.

This would affect the business of REL and/or its affiliates, their financial condition and results of operations, which, in turn, could adversely impact our company and our shareholders.

Operating Risks

REL's operations are subject to certain risks generally associated with power generation, transmission and distribution businesses, and the related receipt, distribution, storage and transportation of feedstocks, products and wastes. The occurrence of hazards like explosions, fires, earthquakes and other natural disasters, mechanical failures, accidents, acts of terrorism, operational problems, transportation interruptions, chemical or oil spills, discharges of toxic or hazardous substances or gases, and other environmental risks, may have a direct and adverse effect on the performance of the Company' business.

These hazards can cause personal injury and loss of life, environmental damage and severe damage to or destruction of property and equipment, and may result in the limitation or interruption of the Company's business operations and the imposition of civil or criminal liabilities.

Risks associated with REL's EPC business

REL's EPC and Contracts Division undertakes engineering, procurement and construction contracts on a turnkey basis, and other value added services for major public and private sector projects both in India and abroad. EPC and contracting business carry inherent risk of time over-run, which may not only make the project un-viable but may also result in losses and financial penalties. This would affect REL's business, financial condition and results of operations, which, in turn, could adversely impact our company and our shareholders.

REL's Investments in other power companies

REL has significant interests in (a) two distribution companies, being 51:49 joint ventures between REL and Delhi Power Company Limited, a Government of the National Capital Territory of Delhi entity and (b) three distribution companies, being 51:49 joint ventures between REL and State Government of Orissa. REL also has significant interests in BSES Kerala Power Limited, which has a 165 MW naptha based combined cycle power station at Kochi in Kerala. Some of these companies have incurred huge losses and/or are facing cash flow constraints. If significant losses are incurred consistently by these companies or REL is not able to inject fresh funds, the value of REL's investment in them could substantially be eroded, apart from keeping pressures on REL's cash flow position. This would affect the business of REL and/or its affiliates, their financial condition and results of operations, which, in turn, could adversely impact our company and the shareholders.

External Risk Factors

We have proposed the amalgamation of our Company with Reliance Energy Limited. If the amalgamation proposal is not implemented, the same may adversely affect operations and profitability.

We have proposed our amalgamation with Reliance Energy Limited, a Company in which we hold significant shareholding. The amalgamation is dependent on several permissions, sanctions and approvals, and if we are not able to obtain the same, the amalgamation proposal may not be implemented, which may affect operations and profitability of our company.

Terrorist attacks and other acts of violence or war involving India and other countries could adversely affect the financial markets, resulting in a loss of business confidence and adversely affect the business, results of operations and financial condition.

Terrorist attacks and other acts of violence or war, including those involving India or other countries and other such acts, could adversely affect Indian and worldwide financial markets. Such acts may also result in a loss of business confidence and have other consequences that could adversely affect our business, results of operations and financial condition. Increased volatility in the financial markets can have an adverse impact on the economy of India and other countries including economic recession.

After listing, the prices of the Company's equity shares may be volatile, or an active trading market for the Company's equity shares may not develop.

There has been no public market for the Company's equity shares till now and the prices of the Company's equity shares may fluctuate after listing. There can be no assurance that an active trading market for the equity shares will develop or be sustained after this listing. The Company's share price could be volatile.

This section should also be read in conjunction with the titled Outstanding Litigation and Material Developments.

INTRODUCTION

Summary

You should read the following summary together with the risk factors and the more detailed information about us and our financial results included elsewhere in this Information Memorandum.

Industry and Business Overview

Pursuant to the Scheme, the Company stands vested with the Coal Based Energy Undertaking, as defined under the Scheme, comprising, inter-alia equity shares in the operating companies viz. 9,09,24,724 Equity Shares constituting 45.03% of the paid up capital of Reliance Energy Limited, 50,000 Equity Shares of Rs.10 each, constituting 100% of the paid up capital, of Reliance Power Limited, 4,23,268 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Hirma Power Limited, 50,000 Equity Shares of Rs. 10 each of, constituting 100% of the paid up capital of Jayamkondam Power Limited and 50,000 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Reliance Thermal Energy Limited. Therefore, the main source of the Company's income will be from these investments. Reliance Energy Limited (REL) is a Company whose equity shares are listed on BSE and NSE. The Equity shares of Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are not listed on any Stock Exchange. Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are Subsidiaries of the Company.

The capital markets and securities transactions are regulated by the Capital Markets division of the Department of Economic Affairs of the Government of India. The Indian Financial system is regulated and supervised by two government agencies under the Ministry of Finance namely (a) SEBI and (b) RBI. All parts of the financial system are interconnected with one another and the jurisdictions of the RBI and the SEBI overlap in many fields.

Merger of REVL and REL

Reliance Energy Limited (REL) and Reliance Energy Ventures Limited (REVL) at their meetings of the Board of Directors of REL at its meeting held on January 3, 2006, and February 8, 2006, respectively have considered and approved the proposal for amalgamation of Reliance Energy Ventures Limited (REVL) with REL.

The proposed Scheme of Amalgamation, envisages the share exchange ratio of 7.5 (seven and half) equity shares of the face value of Rs 10/- each of REL, for every 100 (one hundred) equity shares of the face value of Rs 10/- each of REVL. The exchange ratio has been based on the recommendations of the internationally recognized company, KPMG India Private Ltd. The shares of REL held by REVL will be cancelled under the proposed Scheme of Amalgamation has been approved by the Board of Directors of REVL on February 8, 2006. The proposed Scheme of Amalgamation is subject to the approvals of the Board of Directors of REVL, the Shareholders of REL and REVL, the stock exchanges, the High Court and all other requisite permission, sanctions and approvals.

In case the proposal is approved, REVL will be dissolved and the shareholders of REVL will receive new shares to be allotted by REL in the ratio specified above.

GENERAL INFORMATION

Reliance Energy Ventures Limited was originally incorporated on July 3, 2000 under the Companies Act, 1956 as Reliance Terra Networks Private Limited. The name of the Company was thereafter changed to Reliance Entergy Private Limited on January 28, 2003. The status of the Company was changed to public limited company on July 25, 2005 and the name was thereafter changed to its present name Reliance Energy Ventures Limited on August 4, 2005.

Address of Registered Office of Company
Reliance Energy Ventures Limited
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 0710.
Tel: 022-3038 6010
Fax: 022- 307 622

Registration Number: 11-127523

Address of Registrar of Companies
Registrar of Companies,
100 Everest Building, Marine Drive,
Mumbai – 400 002, Maharashtra

Board of Directors as on the date of filing of the draft Information Memorandum

No.	Name
1.	Shri Anil D. Ambani – Chairman
2.	Shri Satish Seth
3.	Shri S L Rao
4.	Shri V R Galkar

For further details of the Board of Directors of the Company, please see the section titled "Management".

Deputy Company Secretary and Compliance Officer
Abhijit Banerjee
Dhirubhai Ambani Knowledge City, Navi Mumbai- 400021 400 0710.
Telephone: 022-3032 7300 / 3038 6010
Fax: 022- 307 6622,
Email: abhijit.banerjee@rel.co.in

Bankers to the Company
Syndicate Bank
26-A, Sir Phiroz Shah Mehta Road,
Ground Floor, Fort
Mumbai - 400 001
Telephone: 022-22662654
Fax: 022-22634328

Auditors

Pathak H. D. & Associates
709, Tulsiani Chambers,
212, Nariman Point,
Mumbai – 400 021
Tel: 91-22-30228508-09
Fax: 91-22-30616125
Email: cas@chaturvedi-and-shah.com

Registrar and Transfer Agent

Karvy Computershare Private Limited
Plot No. 17 – 24, Vittal Rao Nagar,
Madhapur, Hyderabad - 500 081
Tel: 91-040-23431545
Fax :91-040-23431551
Email: praveendmr@karvy.com

CAPITAL STRUCTURE

SHARE CAPITAL

Consequent to issue and allotment of shares pursuant to the Scheme, the Share Capital of the Company is as follows:

A.	Authorized Share Capital	Rs. 12,50,00,00,000/-
	1,25,00,00,000 Equity Shares of Rs. 10 each (2)	
B.	Equity Capital after the implementation of the Scheme 1,22,31,30,422 Equity Shares of Rs. 10 each	Rs. 12,23,13,04,220/-
C.	Share Premium Account Before the Scheme After the Scheme	 - -

1. The Authorized Share Capital of the Company at the time of incorporation was Rs. 1,00,000 divided into 10,000 equity shares of Rs. 10 each. Subsequently, the Authorized share capital was increased to Rs. 5,00,000 vide resolution passed at its Extra-Ordinary General Meeting held on 21st July 2005.

2. Authorized Share Capital of the Company has been increased to Rs. 1250 Crore divided into 125 Crore equity shares of Rs.10 each in terms of Clause 15.1of the Scheme and vide resolution passed at the Extra-Ordinary general meeting held on 24th December 2005

3. As per the Clause 15.2 of the Scheme the Company has issued and allotted 1,22,31,30,422 equity shares to the eligible members of Reliance Industries Limited (except the Specified Shareholders as defined in Clause 1.37 of the Scheme) on 27th January 2006.

4. Prior to the allotment of equity shares as per Scheme of Arrangement the Issued, Subscribed, and Paid up Share Capital of the Company was Rs 5,00,000 divided into 50,000 equity shares of Rs. 10 each. In terms with the Clause 16.2 of the Scheme, these shares held by RIL stand cancelled.

Notes to Capital Structure

1) Share Capital History of our Company

Sr. No	Date of Allotment	Date when Fully Paid-up	Consideration	No of Equity Shares	Face Value (Rs.)	Issue Price (Rs.)	% of post Arrangement paid-up Capital	Lock-in period
1.	July 3,2000	July 3,2000	Cash	200	10	10	NIL	NIL
2.	June 25, 2001	June 25, 2001	Cash	9800	10/-	10/-	NIL	NIL
3.	July 25, 2005	July 25, 2005	Cash	40,000	10/-	10/-	NIL	NIL
4.	January 27, 2006	January 27, 2006	Issuance of equity shares pursuant to the Scheme	1,223,130,422	10/-	N.A.	100%	NIL
5.	January 27, 2006	January 27, 2006	Cancellation pursuant to Scheme	(50,000)	10/-	10/-	NIL	N.A.

2) Save and except inter-se transfer of shares amongst Group (viz. Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited, Aavaran Textiles Private Limited, Akshar Traders Private Limited, Amur Trading Private Limited, Anumati Mercantile Private Limited, Bahar Trading Private Limited, Bhumika Trading Private Limited, Clarion Investments And Trading Company Private Limited, Dainty Investments And Leasings Private Limited, Ekansha Enterprise Private Limited, Eklavya Mercantile Private Limited, Fiery Investments & Leasing Private Limited, Florentine Trading Private Limited, Hercules Investments Private

Limited, Jagdanand Investments And Trading Company Private Limited, Jagdishvar Investments And Trading Company Private Limited, Jogiya Traders Private Limited, Kankhal Investments And Trading Company Private Limited, Kedareshwar Investments And Trading Company Private Limited, Kudrat Investment And Leasing (India) Private Limited, Lazor Syntex Private Limited, Madhuban Merchandise Private Limited, Nikhil Investments Company Private Limited, Ornate Traders Private Limited, Orson Trading Private Limited, Pams Investments And Trading Company Private Limited, Pratiksha Finance & Leasing Company Private Limited, Pururava Traders Private Limited, Radharaman Textiles Trading Private Limited, Rajniketan Traders Private Limited, Rashi Trading Company Private Limited, Reliance Enterprises Limited, Reliance Industrial Infrastructure Limited, Reliance Welfare Association, Real Fibres Private Limited, Reliance Consolidated Enterprises Private Limited, Rishiraj Merchandise Private Limited, Riyaz Trading Private Limited, Sanatan Textrade Private Limited, Sanchayita Mercantile Private Limited, Shangrila Investments And Trading Company Private Limited, Silkina Trading Private Limited, Silvassa Hydrocarbons & Investments Private Limited, Soumya Finance And Leasing Company Private Limited, Sumiran Investments Private Limited, Swarag Traders Private Limited, Tresta Trading Private Limited, Velocity Trading Private Limited, Vita Investments And Trading Company Private Limited and Yangste Trading Private Limited), the Promoters of the Company, their relatives and associates and their directors have not purchased or sold or financed, directly or indirectly, any equity shares of REVL from the date of approval of the Scheme by the High Court till the date of submission of this Information Memorandum.

Shareholding pattern of the Company before and after the Scheme (as on the date of Information Memorandum):

	CATEGORY	Pre Demerger NO. OF EQUITY SHARES	Pre Demerger %	Post Demerger** NO. OF EQUITY SHARES	Post Demerger** %
A	PROMOTERS HOLDING				
1	Promoters				
	Indian Promoters @	*50,000	100.00	49 58 94 812	40.54
	Foreign Promoters	0	0.00		
	Sub Total	50,000	100.00	**49 58 94 812**	**40.54**
B	NON-PROMOTERS HOLDING				
2	Institutional Investors				
(a)	Mutual Funds and UTI	0	0.00	1 96 71 655	1.61
(b)	Banks, Financial Institutions, Insurance Companies (Central/State Gov. Institutions/ Non-Government Institutions)	0	0.00	7 96 47 343	6.51
(c)	FIIs	0	0.00	30 82 87 922	25.20
	Sub Total	0	0.00	**40 76 06 920**	**33.32**
3	Others				
(a)	Private Corporate Bodies	0	0.00	4 32 91 281	3.54
(b)	Indian Public	0	0.00	19 98 45 038	16.34
(c)	NRIs/OCBs	0	0.00	1 28 22 630	1.05
(d)	Any other (please specify)				
i.	The Bank of New York as Depository (for GDRs)	0	0.00	6 36 69 741	5.21
	Sub Total	0	0.00	**31 96 28 690**	**26.14**
	GRAND TOTAL	**50,000**	**100.00**	**122 31 30 422**	**100.00**

* In terms of the Scheme, 50,000 equity shares of REVL held by Reliance Industries Limited have been cancelled on January 27, 2006.

** As on the Record Date.

@ Includes Persons Acting in Concert as per Clause 2.1(h) of SEBI Takeover Code.

List of the persons/entities comprising Promoter group

As on the date of this Information Memorandum, the Promoter group of the Company is as under:

Sr.	Name of the shareholder	Initial Subscription at the time of incorporation	No. of shares allotted (Under the Scheme)	Total no of shares	% Holding
A.	**Promoter**				
1.	Shri Anil D Ambani	Nil	18 59 171	18 59 171	0.15
2.	Smt. Tina A Ambani	Nil	16 50 832	16 50 832	0.13
3.	Smt. Kokila D Ambani	Nil	36 65 227	36 65 227	0.30
4.	JaiAnmol A Ambani (through Father and Natural Guardian Anil D. Ambani)	Nil	16 69 759	16 69 759	0.14
5.	JaiAnshul A. Ambani (through Father and Natural Guardian Anil D. Ambani)	Nil	100	100	0.00
6.	AAA Global Business Private Ltd.	Nil	1 15 29 001	1 15 29 001	0.94
7.	Anadha Enterprise Private Limited*	Nil	63	27 02 92 719	22.10
8.	Bhavan Mercantile Private Limited*	Nil	63	15 59 55 881	12.76
B.	**Persons Acting in Concert with the Promoter**				
1	Reliance Capital Limited	Nil	1 64 93 158	1 64 93 158	1.35
2	Other companies under Group		45 90 27 564	3 27 78 964	2.67
	Total -->		**49 58 94 812**	**49 58 94 812**	**40.54**

. * Shares acquired by way of inter-se transfer amongst Group.

The list of top 10 shareholders of the Company and the number of Equity Shares held by them

a) Top ten shareholders as on the date of the Information Memorandum

Sr. No.	Name of Shareholders	Number of Equity Shares
1.	*Anadha Enterprise Private Limited	27 02 92 719
2.	*Bhavan Mercantile Private Limited	15 59 55 881
3.	The Bank of New York as Depository (for GDRs)	6 36 69 741
4.	Life Insurance Corporation of India	6 29 97 668
5.	Reliance Enterprises Limited	3 15 20 000
6.	Europacific Growth Fund	2 02 60 718
7.	Reliance Capital Limited	1 64 93 158
8.	Merrill Lynch Capital Markets Espana S.A. S.V.	1 32 86 947
9.	Hsbc Global Investment Funds A/C Hsbc Globalinvestment Funds Mauritius Limited	1 20 17 980
10.	Aaa Global Business Enterprises Pvt. Ltd.	1'15 29 001

* These Companies have confirmed to acquire the entire shareholding of the company at Sr. No. 5, by way of inter-se transfer amongst Group.

b) Top ten shareholders 10 days prior to the date of the Information Memorandum

Sr. No.	Name of Shareholders	Number of Equity Shares
1.	Anadha Enterprise Private Limited	27 02 92 719
2.	The Bank of New York as Depository (for GDRs)	6 36 69 741
3.	Life Insurance Corporation of India	6 29 97 668
4.	Bhavan Mercantile Private Limited	4 13 99 177
5.	Bhumika Trading Private Limited	4 07 38 138
6.	Eklavya Mercantile Private Limited	3 79 96 013
7.	Ekanksha Enterprise Private Limited	3 26 09 798
8.	Reliance Enterprises Limited	3 15 20 000
9.	Europacific Growth Fund	2 02 60 718
10.	Reliance Capital Limited	1 64 93 158

c) Top ten shareholders of the Company on the date of incorporation

Sr. No.	Name of Shareholders	Number of Equity Shares
1.	Surendra Pipara	100
2.	Ashok C Jain	100
	TOTAL	**200**

Notes: The Company had only two shareholders at the time of its incorporation.

5) As on the date of this Information Memorandum, there are no outstanding warrants, options or rights to convert debentures, loans or other instruments into equity shares of the Company.

6) There will be no further issue of capital by REVL whether by way of issue of bonus shares, preferential allotment, rights issue or in any other manner during the period commencing from the date of approval of the Scheme by the High Courts till listing of the Equity Shares to be allotted as per the Scheme

7) There shall be only one denomination for the Equity Shares of the Company, subject to applicable regulations and the Company shall comply with such disclosure and accounting norms specified by SEBI, from time to time.

8) The Company has 20,27,814 members as on the date of filing this Information Memorandum..

9) None of Equity shares of the Company were under lock-in prior to the Scheme.

SCHEME OF ARRANGEMENT

Rationale for Demerger as set forth in the Scheme of Arrangement with respect to Coal Based Energy Undertaking, as defined under the Scheme

The business carried on by Reliance Industries Limited the Demerged Company by itself and through its subsidiaries and affiliate companies and through strategic investments in the Coal Based Energy Undertaking, as defined under the Scheme, has significant potential for growth. The nature of risk and competition involved in each of the other businesses undertaken by the Demerged Company, including the Coal Based Energy Undertaking, as defined under the Scheme, is distinct from others and consequently each business or undertaking is capable of attracting a different set of investors, strategic partners, lenders and other stakeholders. In order to enable distinct focus of investors to invest in some of the key businesses and to lend greater focus to the operation of each of its diverse businesses, the Demerged Company has re-organized and segregated by way of a demerger, its business and undertakings engaged in the coal based power generation, distribution and transmission which comprises the Coal Based Energy Undertaking, as defined under the Scheme.

The Coal Based Energy Undertaking, as defined under the Scheme, has tremendous growth and profitability potential and is at a stage where it requires focused leadership and management attention. Hence, simultaneously, with the re-organisation and segregation of the business, the Demerged Company also intends to re-organise the management of the business and undertaking to provide focused management attention and leadership required by the business which is to be segregated and demerged. In particular, Anil D. Ambani, the erstwhile Vice Chairman & Managing Director of the Demerged Company would take responsibility for providing such focused management attention and leadership to the Coal Based Energy Undertaking, as defined under the Scheme, whereas Mukesh D. Ambani, Chairman & Managing Director of the Demerged Company would continue to lead the businesses retained by the Demerged Company including, in particular petrochemicals, refining, oil and gas exploration and production, textiles and other businesses.

Under the Scheme of Arrangement, the Demerged Company's undertakings including, inter-alia, its Coal Based Energy Undertaking comprising, inter-alia its interests and strategic investments in the coal based power business has been segregated and demerged, pursuant to a Scheme of Arrangement under Sections 391 to 394 of the Act, and transferred to the Company for achieving independent focus in these areas. The Demerged Company will continue its interests in the businesses of petrochemicals, refining, oil and gas exploration and production and textiles and develop new areas in the economic development of the country.

Clause 19 of the Scheme reads as under:

"19. Agreements

The Resulting Companies will have the right to use the "Reliance" brand and logo and suitable agreements will be entered into in this regard. Further, suitable arrangements would also be entered into in relation to (i) non-competition in relation to the businesses of the Demerged Undertakings and the Remaining Undertaking; (ii) supply of gas for power projects of Reliance Patalganga Power Limited and REL with the Gas Based Energy Resulting Company; and (iii) Transfer of leasehold rights of RIL to the relevant Resulting Company with respect to the relevant Demerged Undertaking."

Clause 12.2 of the Scheme reads as under:

12.2 (a) Pursuant to the provisions of Clause 12.1 above, each of the Resulting Companies shall issue to the Depository representing the holders of GDRs of the Demerged Company, shares of the Resulting Companies in accordance with the relevant Share Entitlement Ratio. Subject to Clause (b) below, the Depository of the Demerged Company shall hold such shares of the Resulting Companies on behalf of the holders of GDRs of the Demerged Company;

(b) (i) Each of the Resulting Companies may, on or before expiry of 150 (One hundred and fifty) days from the Record Date, in consultation with the Depository for the GDR holders of the Demerged Company and by entering into appropriate agreements with the said Depository or any other Depository (appointed by the Resulting Companies) for the issuance of GDRs, (whether listed or otherwise), instruct such Depository to issue GDRs of the Resulting Companies, or any of them,

to the holders of GDRs of the Demerged Company and any such issue of GDRs shall be irrevocably put in motion within the said period. Subject to sub-clause (ii) below, if the Resulting Companies have not had such GDRs issued as aforesaid, the Bank of New York as the Depository for the Demerged Company shall, without reference to the Resulting Companies, sell the shares of the Resulting Companies in the open domestic market and distribute the net sale proceeds to such GDR holders on a proportionate basis.

(ii) Notwithstanding anything contained in sub-clause (i) above, any holder of GDRs of the Demerged Company may at anytime after the Record Date, but prior to the issuance of GDRs by a Resulting Company, instruct the Depository to transfer the underlying shares of such Resulting Company to such GDR holder. In such case, the relevant Resulting Company shall obtain such permissions as may be necessary.

(c) The holders of GDRs of the Demerged Company who wish to directly receive shares of the Resulting Companies may surrender the GDRs of the Demerged Company held by them before the Record Date in exchange for shares of the Demerged Company. Such GDR holders holding shares of the Demerged Company on the Record Date shall then be entitled to receive shares of Resulting Companies in accordance with the Share Entitlement Ratio under Clause 12.1 above.

Approvals with respect to the Scheme of Arrangement

The Honorable High Court of Judicature at Bombay, vide its Order dated December 9, 2005 has approved the Scheme of Arrangement amongst Reliance Industries Limited ("RIL") and Reliance Energy Ventures Limited ("REVL"), Reliance Capital Ventures Limited, Global Fuel Management Services Limited (since renamed Reliance Natural Resources Ltd.("RNRL")), and Reliance Communication Ventures Limited and their respective shareholders and creditors (the "Scheme"). Pursuant to this Scheme the investment held by RIL in Reliance Energy Limited, Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited, has been transferred to and vested in REVL w.e.f. September 1, 2005 (i.e. the Appointed Date under the Scheme) under Sections 391 to 394 of the Companies Act, 1956. In accordance with the said Scheme, the Equity shares of REVL issued pursuant to the Scheme, subject to applicable regulations shall be listed and admitted to trading on BSE and NSE. Such listing and admission for trading is not automatic and will be subject to such other terms and conditions as may be prescribed by the Stock Exchanges at the time of application by REVL seeking listing.

The aforesaid Order of the Honorable High Court of Judicature at Bombay was filed by RIL and REVL with the Registrar of Companies ("ROC"), Maharashtra on December 21, 2005, which is the Effective Date of the Scheme.

Subsequently, SEBI, vide its letter CFD/DIL/SC/58120/2006 dated January 19, 2006 has granted relaxation from the strict enforcement of the requirement of Rule 19(2)(b) of the Securities Contract Regulation (Rules), 1957 (SCRR) for the purpose of listing of shares of REVL subject to the transferee company, viz., REVL, complying with all the provisions of Clause 8.3.5 of the SEBI (DIP) Guidelines, 2000.

REVL has submitted its Information Memorandum, containing information about itself, making disclosures in line with the disclosure requirement for public issues, as applicable, to BSE and NSE for making the said Information Memorandum available to public through their websites.

This Information Memorandum is made available on the website of REVL (www.revl.in).

REVL will publish an advertisement in the newspapers containing its details in line with the details required as per Clause 8.3.5.4 of SEBI (DIP) Guidelines. The advertisement will draw a specific reference to the availability of this Information Memorandum on the website of REVL as well as the Stock Exchanges.

REVL also undertakes that all material information about itself shall be disclosed to stock exchanges on a continuous basis so as to make the same available to public, in addition to the requirements, if any, specified in Listing Agreement for disclosures about the subsidiaries.

STATEMENT OF TAX BENEFITS

The statement of tax benefits has been certified by our auditors M/s. Pathak H. D. & Associates, Chartered Accountants vide their letter dated January 25, 2006.

The following key tax benefits shall be available to the Company and the shareholders / prospective shareholders under the current direct tax laws in India.

A. To the Company under the Income Tax Act, 1961 ('the Act')

1. Under Section 32 of the Act, the Company is entitled to claim depreciation allowance at the prescribed rates on all its tangible and intangible assets acquired and put to use for its business.

2. Under Section 10(34) of the Act, dividend income (whether interim or final) received by the Company from any other domestic company (in which the company has invested) is exempt from tax in the hands of the Company.

3. The income received by the Company from distribution made by any mutual fund specified under Section 10(23D) of the Act or from the Administrator of the specified undertaking or from the specified companies referred to in Section 10(35) of the Act is exempt from tax in the hands of the Company under Section 10(35) of the Act.

4. Under Section 10(38) of the Act, the Long-term Capital Gains arising on transfer of equity shares in any other company or units of equity oriented mutual funds, which are chargeable to Securities Transaction Tax, are exempt from tax in the hands of the company.

5. As per the provisions of Section 112(1)(b) of the Act, other Long-term Capital Gains arising to the Company are subject to tax at the rate of 20% (plus applicable surcharge and education cess). However, as per the Proviso to that section, the long-term capital gains resulting from transfer of listed securities or units or zero coupon bonds [not covered by Section 10(36) and 10(38) of the Act], are subject to tax at the rate of 20% on long-term capital gains worked out after considering indexation benefit (plus applicable surcharge and education cess), which would be restricted to 10% of Long-term capital gains worked out without considering indexation benefit (plus applicable surcharge and education cess).

6. As per the provisions of Section 111A of the Act, Short-term Capital Gains arising to the Company from transfer of Equity Shares in any other company or from sale of units of any equity oriented mutual fund defined in Section 10(38) of the Act, are subject to tax @ 10% (plus applicable surcharge and education cess), if such a transaction is subjected to Securities Transaction Tax.

7. In accordance with and subject to the conditions specified in Section 54EC and Section 54ED of the Act, the Company would be entitled to exemption from tax on Long-term Capital Gain [not covered by Section 10(36) and Section 10 (38) of the Act] if such capital gain is invested in any of the long-term specified assets (hereinafter referred to as the "new asset") to the extent and in the manner prescribed in the said sections. If the new asset is transferred or converted into money at any time within a period of three years in case of new assets specified in Section 54EC and within a period of one year in case of new assets specified in Section 54ED, from the date of its acquisition, the amount of capital gains for which exemption is availed earlier would become chargeable to tax as long term capital gains in the year in which such new asset is transferred or converted into money.

8. As per the provisions of Section 88E of the Act, where the business income of the Company includes profits and gains from sale of securities liable to Securities Transaction Tax, a rebate is allowable from the amount of income tax on such business income, to the extent of Securities Transaction Tax paid on such transaction. The amount of rebate shall, however, be limited to the amount of income tax arrived at by applying the average rate of income tax on such business income.

B. To the Shareholders of the Company

I Resident Shareholders

1. Under Section 10(34) of the Act, dividend (whether interim or final) received from a domestic company is exempt from tax in the hands of the resident shareholders of the Company.

2. Under Section 10(38) of the Act, the Long-term Capital Gain arising on transfer of equity shares in any other company or units of equity oriented mutual fund, which are chargeable to Securities Transaction Tax, are exempt from tax in the hands of the resident shareholders.

3. As per the provisions of Section 112(1)(a) of the Act, other Long-term Capital Gains arising to the resident shareholders are subject to tax at the rate of 20% (plus applicable surcharge and education cess). However, as per Proviso to that section, the long-term capital gains resulting from transfer of listed securities or units or zero coupon bonds [not covered by Section 10(36) and 10(38) of the Act], are subject to tax at the rate of 20% on long term capital gains after considering the indexation benefit (plus applicable surcharge and education cess), which would be restricted to 10% of long term capital gains without considering the indexation benefit (plus applicable surcharge and education cess).

4. As per the provisions of Section 111A of the Act, Short-term Capital Gains arising to the resident shareholders from the transfer of Equity Shares in a company or units of equity oriented mutual fund defined in Section 10(38) of the act, are subject to tax @ 10% (plus applicable surcharge and education cess) if such a transaction is subjected to Securities Transaction Tax.

5. As per the provisions of Section 88E of the Act, where the business income of an assessee includes profits and gains from sale of securities liable to Securities Transaction Tax, a rebate is allowable from the amount of income tax on such business income, to the extent of Securities Transaction Tax paid on such transactions. The amount of rebate shall, however, be limited to the amount of income tax arrived at by applying the average rate of income tax on such business income.

6. In accordance with and subject to the conditions specified in Section 54EC and Section 54ED of the Act, the resident shareholders would be entitled to exemption from tax on Long-term Capital Gains [not covered by Section 10(36) and Section 10 (38) of the Act], if such capital gains are invested in any of the long-term specified assets (hereinafter referred to as the "new asset") to the extent and in the manner prescribed in the said sections. If the new asset is transferred or converted into money at any time within a period of three years in case of new assets specified in Section 54EC and within a period of one year in case of new assets specified in Section 54ED, from the date of its acquisition, the amount of capital gains for which exemption is availed earlier would become chargeable to tax as long term capital gains in the year in which such new asset is transferred or converted into money.

7. In case of a shareholder being an individual or a Hindu Undivided Family, in accordance with and subject to the conditions and to the extent provided in Section 54F of the Act, the shareholder is entitled to exemption from Long-term Capital Gains arising from the transfer of any long term capital asset, not being on residential house [not covered by Sections 10 (36) and 10 (38) of the Act], if the net consideration is invested for purchase or construction of a residential house. If part of the net consideration is invested within the prescribed period in a residential house, such gains would not be chargeable to tax on a proportionate basis. If, however, such new residential house in which the investment has been made is transferred within a period of three years from the date of its purchase or construction, the amount of capital gains for which the exemption was availed earlier would be taxed as long-term capital gains of the year in which such residential house is transferred.

II Mutual Funds

In case of a shareholder being a Mutual fund, as per the provisions of Section 10(23D) of the Act, any income of Mutual Funds registered under the Securities and Exchange Board of India Act, 1992 or Regulations made thereunder, Mutual Funds set up by public sector banks or public financial institutions and Mutual Funds authorised by the Reserve Bank of India are exempt from income-tax, subject to the conditions notified by Central Government in this regard.

III Venture Capital Companies /Funds

In case of a shareholder being a Venture Capital Company / Fund, any income of Venture Capital Companies / Funds registered with the Securities and Exchange Board of India, are exempt from income-tax, subject to the conditions specified in Section 10(23FB) of the Act.

IV Non-Resident / Non-Resident Indian Member

1. Dividend (both interim and final) income, if any, received by the non-resident/non-resident Indian shareholders from the domestic company shall be exempt under Section 10(34) read with Section 115-O of the Act.

2. Benefits outlined in Paragraph B(I) above are also available to a non-resident/non-resident Indian shareholder except that under first proviso to Section 48 of the Act, the capital gains arising on transfer of capital assets being shares of an Indian Company need to be computed by converting the cost of acquisition, expenditure in connection with such transfer and full value of the consideration received or accruing as a result of the transfer into the same foreign currency in which the shares were originally purchased. The resultant gains thereafter need to be reconverted into Indian currency. The conversion needs to be at the prescribed rates prevailing on dates stipulated. Further, the benefit of indexation is not available to non-resident shareholders.

3. Benefits outlined in Paragraph A(8) above are also applicable to the non-resident/non- resident Indian shareholder.

4. As per Section 90(2) of the Act, the provisions of the Act would prevail over the provisions of the tax treaty to the extent they are more beneficial to the non-resident/non-resident Indian shareholder. Thus, a non-resident/non-resident Indian shareholder can opt to be governed by the beneficial provisions of an applicable tax treaty.

5. Capital gains tax – Options available to a non-resident Indian under the Act: Non- resident Indian: As per Section 115-C(e) of the Act, a 'non-resident Indian' means an individual, being a citizen of India or a person of Indian origin who is not a 'resident'. As per the Explanation to the said clause, a person shall be deemed to be of Indian origin if he, or either of his parents or any of his grand-parents, was born in undivided India.

6. Where shares have been subscribed in convertible foreign exchange, the non-resident Indians [as defined in Section 115C(e) of the Act], being shareholders of an Indian company, have the option of being governed by the provisions of Chapter XII-A of the Act, which, *inter alia,* entitles them to the following benefits in respect of income from shares of an Indian company acquired, purchased or subscribed to in convertible foreign exchange:

   - As per the provisions of Section 115D read with Section 115E of the Act and subject to the conditions specified therein, long term capital gains (in cases not covered under Section 10(38) of the Act) arising on transfer of an Indian company's shares, will be subject to tax at the rate of 10 percent (plus applicable surcharge on tax and education cess on tax and surcharge), without indexation benefit.

   - As per the provisions of Section 115F of the Act and subject to the conditions specified therein, gains arising on transfer of a long term capital asset (in cases not covered under Section 10(38) of the Act) being shares in an Indian company shall not be chargeable to tax if the entire net consideration received on such transfer is invested within the prescribed period of six months in any specified asset or savings certificates referred to in Section 10(4B) of the Act. If part of such net consideration is invested within the prescribed period of six months in any specified asset or savings certificates referred to in Section 10(4B) of the Act then such gains would not be chargeable to tax on a proportionate basis. For this purpose, net consideration means full value of the consideration received or accrued as a result of the transfer of the capital asset as reduced by any expenditure incurred wholly and exclusively in connection with such transfer.

   - Further, if the specified asset or savings certificates in which the investment has been made is transferred within a period of three years from the date of investment, the amount of capital gains tax exempted

earlier would become chargeable to tax as long term capital gains in the year in which such specified asset or savings certificates are transferred.

- As per the provisions of Section 115G of the Act, non-resident Indians are not obliged to file a return of income under Section 139(1) of the Act, if their only source of income is income from investments or long term capital gains earned on transfer of such investments or both, provided tax has been deducted at source from such income as per the provisions of Chapter XVII-B of the Act.

- Under Section 115H of the Act, where the non-resident Indian becomes assessable as a resident in India, he may furnish a declaration in writing to the Assessing Officer, along with his return of income for that year under Section 139 of the Act to the effect that the provisions of the Chapter XII-A shall continue to apply to him in relation to such investment income derived from the specified assets for that year and subsequent assessment years until such assets are converted into money.

- As per the provisions of Section 115I of the Act, a non-resident Indian may elect not to be governed by the provisions of Chapter XII-A for any assessment year by furnishing his return of income for that assessment year under Section 139 of the Act, declaring therein that the provisions of Chapter XII-A shall not apply to him for that assessment year and accordingly his total income for that assessment year will be computed in accordance with the other provisions of the Act.

V Foreign Institutional Investors (FIIs)

1. Dividend (both interim and final) income, if any, received by the shareholder from the domestic company shall be exempt under Section 10(34) read with Section 115O of the Act.

2. Capital gains

Under Section 115AD, income (other than income by way of dividends referred in Section 115-O) received in respect of securities (other than units referred to in Section 115AB) shall be taxable at the rate of 20% (plus applicable surcharge on tax and education cess on tax and surcharge).

Under Section 115AD, capital gains arising from transfer of securities (other than units referred to in Section 115AB) which are not exempt under Section 10(38), shall be taxable as follows:

Securities which are held for the period of upto or less than twelve months and where such transaction is chargeable to STT levied under Chapter VII of the Finance (No. 2) Act of 2004, shall be taxable at the rate of 10% (plus applicable surcharge on tax and education cess on tax and surcharge). Securities other than those held for the period of upto or less than twelve months and where such transaction is not chargeable to STT levied under Chapter VII of the Finance (No. 2) Act of 2004, shall be taxable at the rate of 30% (plus applicable surcharge on tax and education cess on tax and surcharge);

Securities which are held for the period of twelve months or more shall be taxable at the rate of 10% (plus applicable surcharge on tax and education cess on tax and surcharge). Such capital gains would be computed without giving effect of indexation as provided in the first and second proviso to Section 48. In other words, the benefit of indexation, as mentioned under the two provisos would not be allowed while computing the capital gains.

3. Long-term capital gains arising on transfer of equity shares in the Company, which is held for the period of twelve months or more and where such transaction is chargeable to STT, shall be exempt from tax under Section 10(38) of the Act.

4. Benefit of exemption under Section 54EC and 54ED shall be available as outlined in Paragraph B(I)(6) above.

5. Benefit as outlined in Paragraph A(8) above are also available to FIIs.

6. As per Section 90(2) of the Act, the provisions of the Act would prevail over the provisions of the tax treaty to the extent they are more beneficial to the non-resident. Thus, a non-resident can opt to be governed by the beneficial provisions of an applicable tax treaty.

Note: There is a legal uncertainty over whether a FII can elect to be governed by the normal provisions of the Act, instead of the provisions of Section 115AD. Investors are advised to consult their tax advisors in this regard.

C. Benefits available under the Wealth Tax Act, 1957

'Asset' as defined under Section 2(ea) of the Wealth Tax Act, 1957, does not include share in companies. Hence, the shares in companies are not liable to Wealth Tax.

D. Benefits available under the Gift Tax Act, 1958

Gift tax is not leviable in respect of any gifts made on or after October 1, 1998. Therefore, any gift of shares will not attract gift tax.

Notes:

1. All the above benefits are as per the current tax law and will be available only to the first named holder in case the shares are held by joint holders. Shareholder is advised to consider in his/her/its own case, the tax implications of any new enactments which may change / modify the law.

2. In view of the nature of tax consequences, being based on all the facts, in totality, of the investors, each investor is advised to consult his/her own tax advisor with respect to specific tax consequences.

ABOUT RELIANCE ENERGY VENTURES LIMITED

Industry Overview

The Indian Power Sector is regulated by the provisions of the Electricity Act, 2003 and the rules and regulations thereunder. Under the Electricity Act, the Electricity Regulatory Commissions regulate the tariff structure.

Business

Pursuant to the Scheme, the Company stands vested with the Coal Based Energy Undertaking, as defined under the Scheme, comprising, inter-alia equity shares in the operating companies viz.9,09,24,724 Equity Shares constituting 45.03% of the paid up capital of Reliance Energy Limited, 50,000 Equity Shares of Rs.10 each, constituting 100% of the paid up capital, of Reliance Power Limited, 4,23,268 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Hirma Power Limited, 50,000 Equity Shares of Rs. 10 each of, constituting 100% of the paid up capital of Jayamkondam Power Limited and 50,000 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Reliance Thermal Energy Limited. Therefore, the main source of the Company's income will be from these investments. Reliance Energy Limited (REL) is a Company whose equity shares are listed on BSE and NSE. The Equity shares of Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are not listed on any Stock Exchange. Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are Subsidiaries of the Company.

Reliance Energy Limited (REL) and Reliance Energy Ventures Limited (REVL) at their meetings of the Board of Directors held on January 3, 2006, and February 8, 2006, respectively, have considered and approved the proposal for amalgamation of Reliance Energy Ventures Limited (REVL) with REL. Please see – the Section titled "Introduction".

For details of REL, RPL, HPL, JPL and RTEL please see – the Section titled "Key Investments".

History

Reliance Energy Ventures Limited was originally incorporated on July 3, 2000 under the Companies Act, 1956 as Reliance Terra Networks Private Limited. The name of the Company was thereafter changed to Reliance Entergy Private Limited on January 28, 2003. The status of the Company was changed to public limited company on July 25, 2005 and the name was thereafter changed to its present name Reliance Energy Ventures Limited on August 4, 2005.

The objects for which REVL has been established are set out in its Memorandum of Association. The main objects are set out hereunder

1. To carry on and undertake the business of finance, investment, loan and guarantee company and to invest in acquire, subscribe, purchase, hold, sell, divest or otherwise deal in securities, shares, stocks, equity linked securities, debentures, debenture stock, bonds, commercial papers, acknowledgements, deposits, notes, obligations, futures, calls, derivatives, currencies and securities of any kind whatsoever, whether issued or guaranteed by any person, company, firm, body, trust, entity, government, state, dominion sovereign, ruler, commissioner, public body or authority, supreme, municipal, local or otherwise, whether in India or abroad. The Company will not carry any NBFC activity as per Section 45-1A of the RBI Act, 1934.

2. To carry on and undertake the business of financial services like financial restructuring / reorganization, investment counseling, portfolio management and all activities and facilities of every description including all those capable of being provided by bankers, stockbrokers, merchant bankers, investment bankers, portfolio managers, trustees, agents, advisors, consultants, providing other financial or related services and to carry on the activities of hire purchase, leasing and to finance lease operations of all kinds, purchasing, selling, hiring or letting on hire all kinds of plant and machinery and equipment and to assist in financing of all and every kind and description of hire purchase or deferred payment or similar transactions and to subsidize, finance or assist in subsidizing or financing the sale and maintenance of any goods, articles or commodities of all and every kind and description upon any terms whatsoever and to purchase or otherwise deal in all forms of movable property including plant and machinery, equipments, ships, aircrafts, automobiles, computers, and all consumer, commercial, medical and industrial items with or without security and to lease or otherwise deal with them including resale thereof, regardless of whether the property purchased and leased is new and/or used and from India or abroad.

3. To carry on and undertake the business of acting as agent of any person, public or private sector enterprises, financial institutions, banks, central government and state governments and to do financial research, design and preparation of feasibility study reports, project reports and appraisal report in India and abroad.

4. To carry on, manage, supervise and control the business of transmitting, manufacturing, supplying, generating, distributing and dealing in electricity and all forms of energy and power generated by any source whether nuclear, steam, hydro or tidal, water, wind, solar, hydrocarbon fuel or any other form, kind or description.

Change in Memorandum of Association since the Company's inception

Date	Particulars
December 19, 2002	Alteration of Main Object Clause.
January 28, 2003	Change of name of the Company from Reliance Terra Networks Private Limited to Reliance Entergy Private Limited
July 25, 2005	The status of the company was changed from Private Limited to Public Limited Company.
July 21, 2005	Increase in the Authorised Capital of the Company from Rs. 100,000 to Rs. 500,000
July 26, 2005	Alteration of main Object Clause.
August 4, 2005	Change of name of the Company from Reliance Entergy Private Limited to Reliance Energy Ventures Limited
August 11, 2005	Alteration of main Object Clause.
December 24, 2005	Increase of Authorized Capital of the Company from Rs. 5,00,000 to Rs 1250 crores

Subsidiaries

Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are Subsidiaries of the Company.

Agreements with Reliance Industries Limited

Mukesh D Ambani, Chairman and Managing Director of Reliance Industries Ltd. (RIL), and Anil Dhirubhai Ambani, Chairman, Reliance - Anil Dhirubhai Ambani Group (Reliance – ADAG), had reached an Agreement, on the overall business reorganization of the Reliance Group, which envisaged, inter alia, the use of Brands and Trademarks and non compete arrangement between the Company, being one of the Resulting Companies, and RIL, the Demerged Company. Accordingly, Clause 19 (relevant extracts) of the Scheme provided as under

"19. Agreements

The Resulting Companies will have the right to use the "Reliance" brand and logo and suitable agreements will be entered into in this regard. Further, suitable arrangements would also be entered into in relation to (i) non-competition in relation to the businesses of the Demerged Undertakings and the Remaining Undertaking ; (ii) supply of gas for power projects of Reliance Patalganga Power Limited and REL with the Gas Based Energy Resulting Company...;"

Consequent to the above, RIL was to inter alia enter into the following Agreements with the Company

- Trade Mark Management Agreement
- Non Competition Agreement

The Company was a wholly owned subsidiary of RIL upto the date of allotment of Shares in pursuance of the Scheme i.e. January 27, 2006. RIL had 2 of its representatives on the Board of the Company comprising 3 Directors, and thus had majority control

In terms of the Scheme, RIL was required to reconstitute the Board and hand over the control and management of the Company to Anil D. Ambani, after the Record Date i.e. 25th January 2006. However, the Board of the Company was reconstituted only on February 7, 2006, on which date the control and management of the Company was handed over to Anil D. Ambani.

RIL executed the above Agreements with the Company on 12th January 2006, (while the Company was still under RIL's control), with the approval of only RIL's nominees on the Board of the Company and despite specific dissent of the representative of Shri Anil D. Ambani at the Board meeting.

The above Agreements contain significant, fundamental and material deviations from the agreed position, which may adversely impact the interests of the Company and its shareholders. Any unfair competition in violation of the agreed position may severely affect the interests of the Shareholders of the Company. Similarly violation of the understanding for creation, protection and promotion of Trade Marks and Brands may severely undermine the economic value of the Company, which will adversely impact the interests of the Company's shareholders. The reconstituted Board of the Company has decided to take appropriate steps to amend the above Agreements suitably, so as to bring them in line with the agreed position, and to protect the interests of the Company and its Shareholders.

A summary of the material terms of these Agreements, which were executed while the Company was still under the control of RIL, and which as stated herein are subject to amendment, is given below:

Trademark Management Agreement

The Trademarks which are subject of the Trademark Management Agreement (TMA) dated January 12, 2006 between the RIL and the Company among others are RELIANCE WORD & RELIANCE logo being the visual or graphic presentation of the letter "R" with flame in the background (Trademarks).

The TMA acknowledges that all rights title and interest in and to the Trademarks shall vest in the Demerged Group (referred herein as "RIL") and the Resulting Group (referred herein as the "Resulting Companies") in relation to their respective businesses and they are entitled to enjoy such ownership rights.

With respect to any new business commenced by either of the RIL or Resulting Companies (subject to non-compete), the group which commences the business first in point of time shall be entitled to use the Trademark in relation to such business, subject to certain conditions.

The TMA allows each of the Parties to co-brand the said Trademarks, to which it is entitled to, with a third party, subject to certain conditions.

Non Competition Agreement

Under the Non Competition Agreement ("NCA") dated January 12, 2006 executed between RIL and the Company among others, RIL and the Resulting Companies have agreed not to set up businesses, which would compete with the specified Existing Businesses and reserved business of the other group for a period of 10 years. NCA also incorporates a Right of First Refusal in case any group decides to sell any of its business(s).

The non-compete provision terminates if any business is sold by either RIL or the Resulting Companies to a third party.

Existing business(s) of the Resulting Companies pertaining to the Company comprise "Power".

Power includes generation, transmission and distribution and trading from any fuel or processes.

RIL may produce power for the captive generation in relation to other RIL Group entities or as an activity which is incidental, necessary or required for any RIL Group business, businesses in areas of free competition or businesses not subject to any non-compete obligation. In such case of captive process, in case of there being any surplus power, the RIL Group shall be entitled to sell the same to a third party into the grid or to long term suppliers but only after first offering it to the Resulting Companies, in the manner and as per the conditions as set out in the agreement, for distribution and trading such surplus power. The Resulting Companies shall be entitled to verify that this exceptional condition of sale is only in relation to surplus power, as a result of the process of generation for captive purposes within the RIL Group, and a materiality test shall be applied to ensure that the RIL Group has not effectively entered into the business of power generation / distribution.

In existing / new locations of the RIL Group where power is generated out of surplus feed stock, or surplus gas arising out of non-exercise by Resulting Companies of the 40% option for purchase of gas, if such power is in

excess of the requirements of the RIL Group, it shall be first be offered to the Resulting Companies to the extent of such excess, in such manner and as per the conditions as set out in the Section 6 of the agreement.

For removal of doubt the non-compete from RIL Group in favor of Resulting Companies shall include in its subject matter Engineering, Procurement, and/or Construction Contracts for the power sector.

The businesses reserved for RIL are (i) Petroleum & petroleum retail (ii) Petrochemical business.

As stated above, the said Agreements do not correctly reflect the agreed position between our Company and RIL. The Company intends to take appropriate steps to amend the above Agreements suitably, so as to bring them in line with the agreed position, and to protect the interests of the Company and its Shareholders.

Gas Supply Agreement between RIL and Reliance Natural Resources Limited (RNRL)

The re-organisation of the Reliance Group, as agreed between Shri Mukesh Ambani, Chairman and Managing Director, RIL, and Shri Anil Dhirubhai Ambani, envisaged the supply of gas from RIL's current and future gas fields, on terms agreed by the parties, for various future projects to be implemented by Reliance – Anil Dhirubhai Ambani Group, for the continued benefit of over 2.2 million Reliance shareholders.

As part of the aforesaid reorganization, it had inter alia been agreed that, a Gas Supply Agreement will be entered into between RIL and one of the Resulting Companies arising from the Scheme of Arrangement of RIL i.e. Reliance Natural Resources Limited (RNRL), to implement the above agreement for supply of gas.

The main commercial points agreed upon for the supply of gas, included inter-alia, the following:

- After the NTPC entitlement (for 12 MMSCMD), Reliance - ADAG will get a firm supply of 28 MMSCMD of gas from RIL, which is the Base Volume.
- If, for any reason, the NTPC contract does not materialize, or is cancelled, its entitlement of the aforesaid 12 MMSCMD will also go to Reliance – ADAG, in addition to the 28 MMSCMD, thereby making an aggregate Base Volume quantity of 40 MMSCMD.
- The price and commercial terms for the aforesaid gas supply will be no worse than those applicable to NTPC.
- 50% of the Base Volume gas (28 MMSCMD, or 40 MMSCMD, as the case may be) is committed to be supplied by RIL to Reliance – ADAG in 2008-09, and the balance in 2009-10.
- Thereafter, from the entire future reserves of RIL (including new discoveries of gas from new explorations, and/or bids as may be submitted from time to time), Reliance - ADAG will have the first option to get 40% quantity of gas (Option Volume Gas). This is to ensure that 2.2 million RNRL shareholders continue to benefit from RIL's Gas finds.
- Supply of Option Volume gas will be at market rates.
- Gas can be used for all projects of Reliance - ADAG.
- The gas supplied will not be used for trading, other than trading within Reliance - ADAG.
- Swapping of gas will be permitted.
- For Base Volume of gas, Reliance - ADAG will have the option to set up its own pipeline, but will have to pay the transportation costs, even if does not use RIL's East-West pipeline. However, in that situation, Reliance - ADAG will have the right to deal with the unutilized pipeline capacity, as it deems fit.
- Gas Supply Agreements to be entered into for both, Base Volume and Option Volume, will be in accordance with best international practices, and will be such as are bankable in international markets.

RNRL was a wholly owned subsidiary of RIL upto the date of allotment of shares in pursuance of the Scheme, i.e. January 27, 2006 and the Board of RNRL consisted of three directors, two of whom were nominees of RIL, and one nominee of Reliance – ADAG, upto February 7, 2006.

On 12th January 2006 (i.e. when RNRL was still under the control of RIL), a Gas Supply Agreement (GSA) was entered into between RIL and RNRL, with the approval of only RIL's nominees on the Board of RNRL, and despite the specific dissent of the representative of Anil Dhirubhai Ambani, under whose control RNRL now is, and was always intended to remain in the future.

The said GSA contains significant and material deviations from the agreed position arrived at between Shri Mukesh Ambani and Shri Anil Dhirubhai Ambani, as part of the overall reorganization of the Reliance group. Such deviations are not only against the internationally accepted principles but will also, inter alia, render the GSA un-bankable.

The said deviations in the GSA, if not amended appropriately, are likely to materially impact the future growth plans of REL and/or its affiliates, to the extent that the gas based power projects proposed to be set up by REL and/or its affiliates may not be set up and/or the same may be inordinately delayed, which will adversely affect the business, financial condition and results of operations of those companies, and which, in turn, may adversely impact our shareholders.

RNRL, REL and/or their affiliates propose to take appropriate steps to have the said GSA suitably amended, so as to bring the same in line with the agreed position to protect the interests of more than 20 lakhs shareholders, but there is no certainty that such amendments will be made, and/or that the agreement will be implemented, and this may adversely impact our company and our shareholders.

MANAGEMENT

As per the Articles of Association of the Company, the Company shall not have less than 3 directors and not more than such number of directors as may be stipulated by the Companies Act for the time being in force.

As per the Article of the Articles of Association of the Company, so long as ADA Group is the largest shareholder of the Company, Anil D Ambani shall be the non-retiring Chairman of the Board so long as he is willing to be a Director and Chairman of the Company. The Chairman shall preside at all meetings of the Board and the General Meetings of the Company and would have a vote in event of a tie.

Anil D. Ambani is the Chairman of the Board and of the Company. ADA Group presently is the largest shareholder of the Company.

Board of Directors as on the date of Information Memorandum

Sr. No.	Name, Age, Designation, Fathers Name, Address, Occupation	Other Directorships
1	Shri Anil D. Ambani Age: 46 years Designation: Chairman S/o Dhirubhai Ambani Address: 39, Sea Wind, Cuffe Parade, Mumbai 400 005. Occupation : Industrialist	Reliance Energy Limited Reliance Capital Limited Anil Dhirubhai Ambani Enterprises Limited Anil Dhirubhai Ambani Foundation Reliance Blue Magic Private Limited Anil Dhirubhai Ambani Ventures Private Limited Ambani Industries Private Limited Ambani Enterprises Private Limited Ambani International Private Limited AAA Enterprises Private Limited AAA International Capital Private Limited AAA Industries Private Limited AAA Consultancy Services Company Private Limited AAA Project Ventures Private Limited AAA Global Ventures Private Limited AAA Global Business Enterprises Private Limited AAA Business Machines Private Limited Reliance Business Management Private Limited Dhirubhai Ambani Enterprises Private Limited AAA Communication Private Limited ADAE Ventures Private Limited Reliance Enterprises and Ventures Private Limited ADA Enterprises and Ventures Private Limited Anadha Enterprise Private Limited Bhavan Mercantile Private Limited Panther Consultants Private Limited Reliance Infocomm Limited Reliance Communications Infrastructure Limited Reliance Telecom Limited Flag Telecom Group Limited - Foreign Co Indian School of Business Reliance Europe Limited Reliance Communication Ventures Limited Reliance Capital Ventures Limited Reliance Natural Resources Limited

Sr. No.	Name, Age, Designation, Fathers Name, Address, Occupation	Other Directorships
2	Shri Satish Seth 50 years Director S/o Late Parshuram C Seth 4th Floor, Summer Villa,7th Road Santacruz (East) Mumbai - 400 055. Occupation: Executive Vice-chairman Reliance Energy Limited	Reliance Energy Limited (Executive Vice-chairman) Reliance Telecom Limited Reliance Entertainment Private Limited Rollwell Holdings and Trading Private Limited Innovative Management Services Priavte Limited Abhrak Investments & Trading Private Limited Reliance Energy Trading Private Limited BSES Yamuna Power Limited BSES Rajdhani Power Limited Anil Dhirubhai Ambani Foundation Anil Dhirubhai Ambani Enterprises Reliance Gateway Net Limited Reliable Internet Services Limited WorlTel Limited World Tel Holdings Limited Committee Member of The Federation of Electricity Undertakings of India
3	Shri S. L. Rao Age : 69 years Designation Director S/o V L Rao D1, Chartered Cottage 8, Lanford Road Bangalore 560 025 Occupation : Company Director	Global Trustcapital Finance Pvt. Limited Honeywell Automation India Limited (Formally Tata Honeywell Limited) Kanoria Chemicals & Industries Limited Rain Calcining Limited National Institute of Health and Family Welfare (A Section 25 Company The Institute of Social & Economic Change, Bangalore Member, Executive Committees Madras Craft Foundation. Member, National Committee,Aga Khan Foundation of India Member, Board of Governors,RIS Board of Governors of Indian Institute of Management, Lucknow
4	Shri V. R. Galkar Age : 61 years Designation Director S/o Shri Rajaram N Galkar "OM"Plot No9, Near Uma Hotel Dhavali, Post Kavale Ponda, 403 401 Goa Occupation: Company Director	IDBI Trusteeship Services Limited Excel Industries Limited Oriental Bank of Commerce

Clause 17 of the Scheme provides that at any time after the Record Date, RIL shall cause the Board of Directors of the Company to be reconstituted in such manner as is agreed between the Company and Anil D. Ambani and thereupon the Company shall be controlled and managed by Anil D. Ambani.

The Board of the Company was reconstituted on February 7, 2006 whereby Anil D. Ambani, SL Rao and VR Galkar have been appointed as Directors on the Board of the Company. The control and management of the Company accordingly stands vested with Anil D. Ambani.

As per the Articles of Association, so long as ADA Group is the largest shareholder of the Company, ADA Group shall be the Promoter of the Company as defined under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and shall exercise control over the Company.

Brief Biography of the Directors.

Shri Anil D. Ambani

Shri Anil D. Ambani, the Chairman of the Company, is also the Chairman of Reliance Communication Ventures Limited, Reliance Capital Limited, Reliance Infocomm Limited, Reliance Natural Resources Limited, Reliance Capital Ventures Limited and Chairman & Managing Director, Reliance Energy Limited. Till recently, he also held the position of Vice Chairman and Managing Director, Reliance Industries Limited. The above Companies are part of the Reliance Anil Dhirubhai Ambani Group.

Shri Anil D. Ambani is a Bachelor of Science, University of Bombay and MBA from The Wharton School, University of Pennsylvania, USA. He joined Reliance in 1983 as Co-Chief Executive Officer. He is credited with having pioneered many financial innovations in the Indian capital markets. He pioneered India's first forays into overseas capital markets with international public offerings of global depositary receipts, convertibles and bonds. He directed Reliance in its efforts to raise, since 1991, over US$2 billion from overseas financial markets.

He is a member of:

- Wharton Board of Overseers, The Wharton School, USA.
- Central Advisory Committee, Central Electricity Regulatory Commission.
- Board of Governors, Indian Institute of Management, Ahmedabad.
- Board of Governors of Indian Institute of Technology, Kanpur.

In June 2004, Shri Anil D. Ambani was elected as an Independent member of the Rajya Sabha – Upper House, Parliament of India. His term as Member of Parliament, India is a six year term and expires in 2010.

Satish Seth

Satish Seth, is a Chartered Accountant and a law graduate. He has vast experience in the areas of finance, banking, accounts, audit, taxation, legal, project and general management and commercial matters.

S. L. Rao

S.L.Rao is a visiting fellow of The Energy Resources Institute (TERI), New Delhi and Ford Public Affairs (visiting) Fellow, Public Affairs Centre, Bangalore .He was the first Chairman of Central Electricity Regulatory Commission. He had earlier held membership of various institutional Boards of repute, including as Chairman of Board of Studies, Centre for Management Education, All India Management Association, Delhi.

V. R. Galkar

V R Galkar is a Chartered Accountant, a law and commerce graduate. He has vast experience in the field of accounts and finance.

Compensation of Managing Directors / Whole time Directors

REVL does not have any Managing Director or Whole Time Director.

Corporate Governance

The provisions of the listing agreement to be entered into with the Stock Exchanges with respect to corporate governance will be applicable to REVL immediately upon the listing of its Equity Shares on the Stock Exchanges. The Company is fully compliant with the provisions of Clause 49 of the Listing Agreement.

Shri Anil D. Ambani is the non-executive Chairman of the Board. The Board of the Company comprising four Directors has 2 Independent Directors. The Board has also constituted the Audit Committee, Shareholders/Investors' Grievance Committee and Remuneration Committee as required under Clause 49 of the Listing Agreement as under:

Director	Category	Member of Audit Committee	Member of Shareholders/Investors' Grievance Committee	Member of Remuneration Committee
Anil D. Ambani	Non-executive & Non-independent	Yes	Yes	Yes
S. L. Rao	Non-executive & Independent	Yes	Yes	Yes
V. R. Galkar	Non-executive & Independent	Yes	Yes	Yes
Satish Seth	Non-executive & Non-Independent	No	No	No

The role, powers, scope of functions and duties of the Audit Committee, Shareholders/Investors' Grievance Committee and Remuneration Committee of the Board are as per the applicable provisions of the Companies Act, 1956, Clause 49 of the Listing Agreement and the Reliance Anil Dhirubhai Ambani Group – Corporate Governance Policies and Code of Conduct.

The Status of the Company's compliance with the provisions of Clause 49 of the Listing Agreement is given below:

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)
I. Board of Directors	491	YES
(A) Composition of Board	49 (IA)	YES
(B) Non-executive Directors' compensation & disclosures	49 (IB)	NA
(C) Other provisions as to Board and Committees	49 (IC)	YES
(D) Code of Conduct	49 (ID)	YES
II. Audit Committee	49 (II)	YES
(A) Qualified & Independent Audit Committee	49 (IIA)	YES
(B) Meeting of Audit Committee	49 (IIB)	YES
(C) Powers of Audit Committee	49 (IIC)	YES
(D) Role of Audit Committee	49 II(D)	YES
(E) Review of Information by Audit Committee	49 (IIE)	YES
III. Subsidiary Companies	49 (III)	YES
IV. Disclosures	49 (IV)	YES
(A) Basis of related party transactions	49 (IV A)	YES
(B) Disclosure of Accounting Treatment	49 (IV B)	YES
(C) Board Disclosures	49 (IV C)	YES
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES
(E) Remuneration of Directors	49 (IV E)	NA
(F) Management	49 (IV F)	YES
(G) Shareholders	49 (IV G)	YES
V. CEO/CFO Certification	49 (V)	YES
VI. Report on Corporate Governance	49 (VI)	YES
VII. Compliance	49 (VII)	YES

The Directors have no interest in the transactions of the Company, otherwise than as directors of the Company.

Change in Board of Directors since the Company's inception

Name of the Director	Date of Appointment	Date of Resignation	Reasons
Ashok C Jain	July 3, 2000	June 24, 2005	Resigned
Surendra Pipara	July 3, 2000	August 10, 2005	Resigned
Ramesh Shenoy	June 24, 2005	August 10, 2005	Resigned
Hasit Shukla	June 24, 2005	August 10, 2005	Resigned
Sandeep Tandon	August 9, 2005	February 7, 2006	Resigned
L V Merchant	August 9, 2005	February 7, 2006	Resigned
Satish Seth	August 9, 2005	-	Appointed as Director
Anil D. Ambani	February 7, 2006	-	Appointed as Additional Director
S. L. Rao	February 7, 2006	-	Appointed as Additional Director
V. R. Galkar	February 7, 2006	-	Appointed as Additional Director

Date of expiration of current term of Office of directors

Satish Seth was appointed as Director of the Company at its Annual General meeting held on January 14, 2006 and his office is subject to retirement by rotation. Anil Ambani, S. L. Rao, and V. R. Galkar were appointed as Additional Directors on the Board of the Company and hold office upto the ensuing Annual General Meeting.

Shareholding of Directors

Name of Director	No of Shares of the RIL held
Anil D. Ambani	18 59 271
Satish Seth	NIL
S. L. Rao	100
V. R. Galkar	NIL

Key Management Personnel

The Company is managed, controlled, and directed by the Board of Directors. The Board has appointed Abhijit Banerjee as the Manager, of the Company with effect from February 7, 2006. Abhijit Banerjee is also the Dy. Company Secretary and Compliance Officer of the Company. Abhijit Banerjee is commerce and law graduate, and Associate Member of the Institute of Company Secretaries of India. Prior to his appointment as Manager of the Company, Abhijit Banerjee was Company Secretary of Esab India Limited. Harish Kuber, who was Dy. Company Secretary and Compliance Officer of the Company resigned on February 7, 2006. Apart from the above, there are no changes in the Key Management Personnel of the Company.

Employees

As on date, Company has no significant employee strength.

PROMOTERS

Before the Scheme becoming effective, the Company was a wholly owned subsidiary of RIL. Pursuant to the Scheme becoming effective, the Company has allotted equity shares to the shareholders of RIL, except Specified Shareholders, as defined in the Scheme. Further, in terms of Clause 16.2 of the Scheme of Arrangement, consequent to the allotment made on January 27, 2006, the shareholding of RIL in the Company has been cancelled. Currently, Anil D. Ambani, Tina A. Ambani, Kokila D. Ambani, Jai Anmol A. Ambani, Jai Anshul A. Ambani, AAA Global Business Enterprises Private Limited, Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited are presently the Promoters of the Company and Reliance Capital Limited and certain other companies forming part of the 'Group' who have / are in the process of transferring their shares to Anadha Enterprise Private Limited and/or Bhavan Mercantile Private Limited, are the Persons Acting in Concert with the Promoters.

Details of Promoters

Shri Anil D. Ambani, age 46 years, is the Chairman, Reliance Communication Ventures Limited, Reliance Capital Limited, Reliance Infocomm Limited, Reliance Natural Resources Limited, Reliance Energy ventures Limited and Chairman & Managing Director, Reliance Energy Limited. Till recently, he also held the position of Vice Chairman and Managing Director, Reliance Industries Limited. The above Companies are part of the Reliance Anil Dhirubhai Ambani Group.

Shri Anil D. Ambani is a Bachelor of Science, University of Bombay and MBA from The Wharton School, University of Pennsylvania, USA. He joined Reliance in 1983 as Co-Chief Executive Officer. He is credited with having pioneered many financial innovations in the Indian capital markets. He pioneered India's first forays into overseas capital markets with international public offerings of global depositary receipts, convertibles and bonds. He directed Reliance in its efforts to raise, since 1991, over US$2 billion from overseas financial markets.

He is a member of:

- Wharton Board of Overseers, The Wharton School, USA.
- Central Advisory Committee, Central Electricity Regulatory Commission.
- Board of Governors, Indian Institute of Management, Ahmedabad.
- Board of Governors of Indian Institute of Technology, Kanpur.

In June 2004, Shri Anil D. Ambani was elected as an Independent member of the Rajya Sabha – Upper House, Parliament of India. His term as Member of Parliament, India is a six year term and expires in 2010.

The Voter id number of Anil D. Ambani is MT/04/019102277311 and driving license number is 85/C/26507

Smt. Tina A Ambani, age 46 years is wife of Anil D. Ambani. She pioneered the Harmony Show, which over last several years provided a strong platform for promoting Art. She is also actively involved in philanthropic and social service activities and has been instrumental in the launch of the Harmony an initiative for senior citizens. Her voter id number is MT/04/019/033774.

Smt. Kokila D. Ambani, age 71 years is wife of the Founder Chairman of the Reliance group Late Dhirubhai H. Ambani. She is a matriculate. Her voter id number is MT/04/019/033763. She does not have a driving license.

Jai Anmol A Ambani, age 14 years, and **Jai Anshul A Ambani**, age 10 years are students and act through their father and natural guardian Anil D. Ambani.

AAA Global Business Enterprises Private Limited (AGBPL)

Date of Incorporation:

AAA Global Business Enterprises Private Limited was incorporated on January 25, 2005.

Principal Business:

Except for acquiring 1,15,29,001 shares in RIL, AGBPL has not commenced any business activities. The Company has not completed its first year of operations, hence has not prepared Profit and Loss Account.

Shareholding Pattern of AGBPL as on December 31, 2005:

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	10,000	100.00
B.	Non Promoters holding	-	-
	Total	10,000	100.00

Board of Directors of AGBPL

Anil D. Ambani
Tina A. Ambani
Hasit Shukla

Financial Performance of AGBPL

Rs. in Crores

Particulars	January 12, 2005 to March 31, 2005
Sales & Other Income	-
PAT	-
Equity Capital	0.01
Reserves	-
EPS(Rs.)	-
Book Value(Rs.)	-

Details of listing and Highest & Lowest market price during the preceding six months:

AAA Global Business Enterprises Private Limited is not listed

Anadha Enterprise Private Limited (AEPL)

AEPL was incorporated on June 23, 2005 and its principal business is Trading.

Shareholding Pattern of AEPL as on December 31, 2005:

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	10,000	100.00
B.	Non Promoter holding	-	-
	Total	**10,000**	**100.00**

Board of Directors of AEPL

Anil D. Ambani
Kokila D Ambani
Hasit Shukla

Financial Performance of AEPL

Rs. in Crores

Particulars	June 23, 2005 to December 31, 2005
Sales & Other Income	0.00
PAT	0.00
Equity Capital	0.01
Reserves	0.00
EPS(Rs.)	0.00
Book Value(Rs.)	9.73

Details of listing and Highest & Lowest market price during the preceding six months:

AEPL is not listed.

Bhavan Mercantile Private Limited (BMPL)

BMPL was incorporated on June 27, 2005 and its principal business is Trading

Shareholding Pattern of BMPL as on December 31, 2005:

	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	10,000	100.00
B.	Non Promoter holding	-	-
	Total	**10,000**	**100.00**

Board of Directors of BMPL

Anil D. Ambani
Kokila D. Ambani

Financial Performance of BMPL

Rs. in Crores

Particulars	June 27, 2005 to December 31, 2005
Sales & Other Income	0.00
PAT	0.00
Equity Capital	0.01
Reserves	0.00
EPS(Rs.)	0.00
Book Value(Rs.)	10.83

Details of listing and Highest & Lowest market price during the preceding six months:

BMPL is not listed.

We confirm that the Permanent Account Number, Bank Account Number, the Company Registration Numbers and the address of the Registrar of Companies where our Promoters are registered have been submitted to the Stock Exchange at the time of filing of the Information Memorandum.

Change of Control of the Company in terms of the Scheme of Arrangement

Clause 17 of the Scheme provides that at any time after the Record Date, RIL shall cause the Board of Directors of the Company to be reconstituted in such manner as is agreed between the Company and Anil D. Ambani and thereupon the Company shall be controlled and managed by Anil D. Ambani. Hence, Board of Directors of the Company and its committees would be reconstituted at a later date.

Further, as per the Articles of Association, so long as ADA Group is the largest shareholder of the Company, ADA Group shall be the Promoter of the Company as defined under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and shall exercise control over the Company.

The Board of the Company was reconstituted on February 7, 2006 and the control and management of the Company now stands vested with Anil D. Ambani. ADA Group is presently the largest Shareholder of the Company.

CURRENCY OF PRESENTATION

In this Information Memorandum all references to "Rupees" or "Rs." are to Indian Rupees, the legal currency of the Republic of India.

DIVIDEND POLICY

There is no set dividend payment policy. Dividend is intended to be declared based on the quantum and availability of future profits and will be disbursed based on shareholder approval based on the recommendation of the Board of Directors.

We have not paid any dividend in the past.

FINANCIAL INFORMATION

Auditors' Report

The Board of Directors
Reliance Energy Ventures Limited
3rd Floor, Maker Chamber IV
222, Nariman Point
Mumbai – 400 021

Re: Public listing of Reliance Energy Ventures Limited (Formerly Known as Reliance Entergy Private Limited)

Dear Sirs,

1. We have examined the financial information of Reliance Energy Ventures Limited (formerly known as Reliance Entergy Private Limited) ('the Company'), as attached to this report stamped and initialed by us for identification and as approved by the Board of Directors of the Company, which has been prepared in accordance with Part II of Schedule II of the Companies Act, 1956 ('the Act') and the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 as amended from time to time ('the SEBI Guidelines') issued by the Securities and Exchange Board of India ('SEBI') on January 19, 2000 in pursuance to Section 11 of the Securities and Exchange Board of India Act, 1992 and related clarifications, and in accordance with your instructions dated January 23, 2006 requesting us to carry out work in connection with listing of its fully paid up Equity shares.

2. We have examined the accounts of the Company for the financial year ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and period ended December 31, 2005 being the last date to which the accounts of the Company have been made up and audited for presentation to the members of the Company.

3. In accordance with the requirements of Paragraph B (1) of Part II of Schedule II to the Act, the SEBI Guidelines and our terms of reference with the Company dated January 23, 2006, requesting us to make this report for the purpose of the Information Memorandum as aforesaid, we report that:

   a. The restated assets and liabilities of the Company as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 1 to this report to be read together with notes appearing in Annexure 4 to this report.

   b. The restated profit and loss of the Company for the year / period ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 2 to this report to be read together with notes appearing in Annexure 4 to this report.

   c. The restated cash flows of the Company for the financial year ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 3 to this report to be read together with notes appearing in Annexure 4 to this report.

   d. We have examined the following financial information relating to the Company and as approved by the Board of Directors for the purpose of inclusion in the Information Memorandum:

      i. The Company has not declared dividends during any financial year covered in this report hence the information regarding rates of dividend in respect of each class of shares in accordance with the paragraph 6.10.2.1(b) of the SEBI Guidelines have not been disclosed.

      ii. Accounting ratios as appearing in Annexure 5 to this report.

      iii. Capitalization statement as at December 31, 2005 as appearing in Annexure 6 to this report.

      iv. Statement of Tax Shelter as appearing in the Annexure 7 to this report.

v. The Company does not have any outstanding balance of secured and unsecured loan; hence the information regarding analysis of outstanding secured and unsecured loans in accordance with paragraph 6.10.2.6 and 6.10.2.7(h) respectively of the SEBI Guidelines have not been disclosed.

vi. Investments as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 as appearing in Annexure 8 to this report.

vii. Statement of details of loans and advances as appearing in Annexure 9 to this report.

viii. The Company has not earned other income during the period ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005; hence the information regarding details of other income in accordance with the paragraph 6.10.2.7(d) of the SEBI Guidelines have not been disclosed.

4. In our opinion the above financial information of the Company and notes attached to this report, after making adjustments and re-grouping as considered appropriate has been prepared in accordance with Part II of Schedule II of the Act and the SEBI Guidelines.

5. This report is intended solely for your information and for inclusion in the Information Memorandum in connection with the listing of the equity shares of the Company and is not to be used, referred to or distributed for any other purpose without our prior written consent.

For Pathak H.D. & Associates
Chartered Accountants

Parag D. Mehta
Partner
Membership No.: 113904

Mumbai: January 27, 2006

RELIANCE ENERGY VENTURES LIMITED
(Formerly known as Reliance Entergy Private Limited)

Annexure – 1

STATEMENT OF ASSETS AND LIABILITIES, AS RESTATED

Amount in Rupees

	Particulars	As at December 31, 2005	As at March 31, 2005	2004	2003	2002	2001
A	**Fixed Assets**						
	Gross Block	13,474,930					
	Less : Depreciation	4,461,378					
	Net Block	**9,013,552**					
B	**Investments**	**29,128,292,408**	**104,000**	**104,000**	**83,000**	**83,000**	
C	**Deferred tax asset**	**109,137**					
D	**Current Assets, Loans and Advances**						
	Current Assets						
	Cash and Bank balances	373,362	18,351	5,895	13,237	8,035	4,033
	Loans and advances	72,942,769					
	Total	**73,316,131**	**18,351**	**5,895**	**13,237**	**8,035**	**4,033**
E	**Liabilities and Provisions**						
	Unsecured loan	-	61,000	41,000	-	-	-
	Current Liabilities and Provisions	165,300	6,612	6,480	26,480	12,600	13,190
	Total	**165,300**	**67,612**	**47,480**	**26,480**	**12,600**	**13,190**
F	**Net Worth (A+B+C+D-E)**	**29,210,565,928**	**54,739**	**62,415**	**69,757**	**78,435**	**(9,157)**
G	**Represented by:**						
	Paid-up share capital						
	- Equity share capital	500,000	100,000	100,000	100,000	100,000	2,000
	Reserves and Surplus	16,978,761,708	(44,902)	(35,818)	(27,068)	(16,982)	(5,166)
	Share capital - Pending allotment	12,231,304,220					
	Total	**29,210,565,928**	**55,098**	**64,182**	**72,932**	**83,018**	**(3,166)**
	Less:						
H	Miscellaneous Expenditure to the extent not written off or adjusted		359	1,767	3,175	4,583	5,991
I	**Net Worth (G-H)**	**29,210,565,928**	**54,739**	**62,415**	**69,757**	**78,435**	**(9,157)**

Annexure – 2

STATEMENT OF PROFIT AND LOSS, AS RESTATED

Amount in Rupees

	Particulars	For the Period ended on December 31, 2005	For the Year / Period ended on				
			March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	**Income**						
B	**Expenditure**						
	Depreciation	153,198					
	Audit fees (including service tax)	165,300	6,612	6,480	6,480	9,450	3,150
	General expenses	5,377	1,064	862	2,198	958	967
	Misc. expenditure written off	359	1,408	1,408	1,408	1,408	1,049
	Total	**324,234**	**9,084**	**8,750**	**10,086**	**11,816**	**5,166**
C	**Loss before tax (A-B)**	**(324,234)**	**(9,084)**	**(8,750)**	**(10,086)**	**(11,816)**	**(5,166)**
	Less:						
D	Provision for tax – deferred	(109,137)					
E	**Loss after Tax (C-D)**	**(215,097)**	**(9,084)**	**(8,750)**	**(10,086)**	**(11,816)**	**(5,166)**
F	Balance brought forward from last year	(44,902)	(35,818)	(27,068)	(16,982)	(5,166)	
G	**Balance carried to Balance sheet (E+G)**	**(259,999)**	**(44,902)**	**(35,818)**	**(27,068)**	**(16,982)**	**(5,166)**

RELIANCE ENERGY VENTURES LIMITED
(Formerly known as Reliance Entergy Private Limited)

Annexure – 3

CASH FLOW STATEMENT, AS RESTATED

Amount in Rupees

	Particulars	Period ended on December 31, 2005 *	Year / Period ended on				
			March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	**Cash Flow from Operating Activities**						
	Net Profit /(loss) before tax as per Profit and Loss Account	(324,234)	(9,084)	(8,750)	(10,086)	(11,816)	(5,166)
	Adjusted for :						
	Depreciation	153,198					
	Preliminary expenses written off	359	1,408	1,408	1,408	1,408	1,049
	Operating Profit/(Loss) before working capital changes	(170,677)	(7,676)	(7,342)	(8,678)	(10,408)	(4,117)
	Adjusted for :						
	Trade payables	158,688	132	(20,000)	13,880	(590)	13,190
	Net Cash used in operating activities	**(11,989)**	**(7,544)**	**(27,342)**	**5,202**	**(10,998)**	**9,073**
B	**Cash flow from Investing Activities**						
	Preliminary expenditure						(7,040)
	Purchase of investment			(21,000)		(83,000)	
	Sale of investments	28,000					
	Net cash used in investment activities	**28,000**		**(21,000)**		**(83,000)**	**(7,040)**
C	**Cash flow from financing Activities**						
	Proceeds from Share Capital	400,000		-		98,000	2,000
	Long term borrowings		20,000	41,000			
	Repayment of long term borrowings	(61,000)					
	Net cash generated from financing activities	**339,000**	**20,000**	**41,000**		**98,000**	**2,000**
	Net Increase in Cash and Cash equivalents (A + B + C)	**355,011**	**12,456**	**(7,342)**	**5,202**	**4,002**	**4,033**
	Opening Balance of Cash and Cash equivalents	18,351	5,895	13,237	8,035	4,033	0
	Closing Balance of Cash and Cash equivalents	373,362	18,351	5,895	13,237	8,035	4,033

* Transaction arising out of scheme of demerger, as stated to Note 3 of Annexure 4 is a non cash transaction and not considered in the above cash flow workings.

Annexure – 4

NOTES TO RESTATED ASSETS AND LIABILITIES, PROFIT AND LOSS ACCOUNT AND RESTATED CASH FLOW STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2005

1. **Significant accounting policies**

a. Basis of preparation of financial statements

The financial statements are prepared under the historical cost convention, on accrual basis of accounting and in conformity with the accounting principles generally accepted in India. The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

b. Owned fixed assets

Fixed assets are stated at Cost net of MODVAT / CENVAT less accumulated depreciation and impairment loss, if any.

c. Depreciation:

Depreciation on fixed assets has been provided on the basis of written down value at the rate and manner as prescribed in schedule XIV to the Companies Act, 1956.

d. Impairment of Assets:

An asset is treated as impaired when the carrying cost of the assets exceeds its recoverable value. An impairment loss is charged to the profit and loss account in the year in which an asset is identified as impaired. The impairment loss recognized in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

e. Investments

Current investments are carried at lower of cost or net realizable value. Long term investments are stated at cost. Provision in diminution in value of investment is made only if such a decline is other than temporary in the opinion of the management.

f. Taxation

Provision for current income tax is measured based on the amount expected to be paid to the taxation authorities using the applicable tax rates and tax laws.

Deferred tax on timing differences between taxable income and accounting income is accounted for, using the tax rates and the tax laws enacted or substantially enacted as on the balance sheet date. Deferred tax assets other than on unabsorbed tax depreciation and unabsorbed tax losses are recognized only to the extent that there is a reasonable certainty of their realization. Deferred tax assets on unabsorbed tax depreciation and unabsorbed tax losses are recognized only to the extent that there is virtual certainty of their realization supported by convincing evidence.

g. Pre-operative Expenditure

All expenditure incurred prior to commencement of business is carried forward as pre-operative expenditure, which would be capitalised/written off on commencement of business.

2. The equity shares of the Company were acquired by Reliance Industries Limited ("RIL") and its nominees on 9th August, 2005, pursuant to which the Company has become wholly owned subsidiary of RIL.

3. In terms of the scheme of arrangement under section 391 to 394 of the Companies Act, 1956 ("the Scheme") between RIL, the Company and other three transferee Companies, RIL has re-organized and segregated by way of a demerger, its business and undertaking engaged in Coal based Energy undertaking, Gas based Energy Undertaking, Financial service Undertaking and Telecommunication Undertaking to four separate transferee Companies. All the assets and liabilities are transferred pursuant to approval order of the Honourable High Court of Mumbai dated 9th December, 2005 and same has been filed with Registrar of Companies on 21st December, 2005 and the appointed date as per the Scheme is September 1, 2005.

As per the said Scheme:

a. All the properties, investments, assets and liabilities relatable to 'Coal based Energy Undertaking' of RIL are transferred and vested in the Company on a going concern basis.

b. The said transfer has been affected at the values appearing in the books of RIL as at 31st August, 2005 and recorded as such in book of accounts of the Company. The book value of assets over liabilities as on that date aggregates to Rs. 29,210,325,927.

c. In consideration of the demerger, the Company will issue and allot its shares to the shareholders of RIL (except the specified shareholders) in the ratio of one equity share of face value of Rs. 10 each fully paid up in the Company for every one equity share of Rs. 10 each fully paid up held by the shareholders of RIL. Pending allotment of these shares, the amount of Rs. 12,231,304,220 is disclosed as 'Share Capital – pending allotment'. Consequent to the allotment of the new shares as per the scheme, current share capital of the Company of Rs.500,000 shall stand cancelled and the Company shall cease to be the subsidiary of RIL

d. Excess of net assets so recorded, over the amount of share capital to be issued amounting to Rs.16,979,021,707 is recognized in these financial statements, and as stipulated in the Scheme, is disclosed as a reserve with the nomenclature 'General Reserve'.

4. Consequent to fresh Certificates of Incorporation received from the Registrar of Companies Maharashtra, Mumbai, name of the Company has been changed as under :

Certificate Dated	Change of name particulars
25-07-2005	From "Reliance Entergy Private Limited" to " Reliance Entergy Limited"
04-08-2005	From "Reliance Entergy Limited" to "Reliance Energy Ventures Limited".

5. Related Party Disclosures.

a) Following are the names of related parties and description of relationship

Name of the party	With Effect From	Relationship
Mr. Anil D. Ambani	w.e.f. 25.07.2005 upto 09.08.2005	Person having control at anytime during the year
Reliance Industries Limited	w.e.f. 09.08.2005	Holding company
Reliance Thermal Energy Limited *	w.e.f. 21.12.2005	Subsidiary companies
Jayamkondam Power Limited *	w.e.f. 21.12.2005	
Reliance Power Limited *	w.e.f. 21.12.2005	
Hirma Power Private Limited *	w.e.f. 21.12.2005	
Reliance Industrial Investments and Holdings Limited	w.e.f. 09.08.2005	Fellow Subsidiary companies
Reliance Power Ventures Limited	w.e.f. 09.08.2005	
Reliance Ventures Limited	w.e.f. 09.08.2005	
Reliance Strategic Investments Limited	w.e.f. 09.08.2005	
Reliance Technologies LLC	w.e.f. 09.08.2005	
Reliance LNG Limited	w.e.f. 09.08.2005	
Gas Transport & Infrastructure Limited	w.e.f. 09.08.2005	
Reliance Brazil LLC	w.e.f. 09.08.2005	
Reliance Capital Ventures Limited	w.e.f. 11.08.2005	
Reliance Communication Ventures Limited	w.e.f. 11.08.2005	
Reliance Natural Resources Limited (formerly Global Fuel Management Services Limited)	w.e.f. 09.08.2005	
Reliance Patalganga Power Limited	w.e.f. 09.08.2005	
Reliance Industries (Middle East) DMCC	w.e.f. 09.08.2005	
Relene Petrochemicals Limited	w.e.f. 06.09.2005	
Reliance Petroleum Limited	w.e.f. 24.10.2005	
Reliance Infrastructure Limited	w.e.f. 01.10.2005	
Reliance Energy Limited	w.e.f. 01.09.2005	Associate Company

* These Companies were fellow subsidiaries during the period 09.08.2005 to 21.12.2005

b) Following are the volume of transactions with related parties during the period and outstanding balances as at the end of the period

Nature of transaction	Name of the Party	Opening Balance as on 01.04.2005 Rs	Acquired on Demerger Rs	Transaction During the period Rs	Balance outstanding as on 31.12.2005 Rs
Contribution to Equity Share capital	Mr. Anil D. Ambani			400,000	
Equity Share Capital (As Holding Company)	Reliance Industries Limited				500,000
Equity Share	Reliance Energy Limited		29,126,674,082		29,126,674,082
	Reliance Power Limited		500,000		500,000
	Reliance Thermal Energy Limited		500,000		500,000
	Hirma Power Limited		42,326		42,326
	Jayamkondam Power Limited		500,000		500,000
Interest free Loans / Advances	Reliance Ventures Limited		1,777,800,000	(1,777,800,000)	
	Reliance Thermal Energy Limited		72,942,769		72,942,769

6. There are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.

7. In terms of Accounting Standards (AS) 22, "Taxes on Income" the Company has provided deferred tax asset of Rs.109,137. Details are as under:

Particulars	**Timing differences arising during the period Rupees**	**As at 31-12-2005 Rupees**
Deferred Tax (Liability) / Asset		
On account of Depreciation	(21,564)	(21,564)
Unabsorbed tax losses	130,701	130,701
Net Deferred Tax Asset	109,137	109,137

Deferred tax asset is recognized as the management believes that there is a virtual certainty as to its realisation against future taxable profit.

8. Based on the available information with the management, the Company does not owe any sum to a small scale industrial undertaking as defined in clause (j) to section 3 of the Industries (Development and Regulation) Act, 1951.

9. In the opinion of the management, the Current Assets, Loans and Advances and Current Liabilities are approximately of the value stated, if realised/paid in the ordinary course of business. The provision for all known liabilities is adequate and is not in excess of amounts considered reasonably necessary.

Annexure – 5

STATEMENT OF ACCOUNTING RATIOS

	Particulars	For the period ended December 31, 2005	For the period / year ended on March 31,				
			2005	2004	2003	2002	2001
1	**Earnings per share**						
	Loss after Tax (Rs)	(215,097)	(9,084)	(8,750)	(10,086)	(11,816)	(5,166)
	Weighted average number of equity shares	33,273	10,000	10,000	10,000	10,000	200
	Earnings per share (Rs) – Basic and diluted	**(6.46)** (refer note below)	**(0.91)**	**(0.88)**	**(1.01)**	**(1.18)**	**(25.83)**
2	**Return on Net Worth**						
	Loss after Tax (Rs)	(215,097)	(9,084)	(8,750)	(10,086)	(11,816)	(5,166)
	Net Worth (Rs)	29,210,565,928	54,739	62,415	69,757	78,435	(9,157)
	Return on Net Worth (%)	**(0.0007)**	**(16.60)**	**(14.02)**	**(14.46)**	**(15.06)**	**(56.42)**
3	**Net Asset Value**						
	Net Assets (Rs)	29,210,565,928	54,739	62,415	69,757	78,435	(9,157)
	No. of Shares	50,000	10,000	10,000	10,000	10,000	200
	Net Asset Value per share (Rs)	**584,211.32**	**5.47**	**6.24**	**6.98**	**7.84**	**(45.79)**

Note:
The effect of weighted average number of equity shares to be issued pursuant to the scheme of arrangement excluding shares to be cancelled on allotment is anti dilutive in nature and hence basic and diluted earnings per share remains the same.

Annexure – 6

CAPITALISATION STATEMENT AS AT DECEMBER 31, 2005

Amount in Rupees

	Particulars	Pre Issue	Post Issue (Refer note below)
A	**Borrowing:**		
	Short Term debt		
	Long Term debt		
	Total Debt		
B	**Shareholders Funds:**		
	Equity share capital	500,000	12,231,304,220
	Share capital – pending allotment	12,231,304,220	-
	Reserves and Surplus	16,978,761,708	16,979,261,708
	Total	**29,210,565,928**	**29,210,565,928**
	Debt – Equity Ratio (A/B)	-	-

Note:
As per the scheme of arrangement, in consideration of demerger of Coal based energy undertaking, the Company would issue and allot the shares to the shareholders of Reliance Industries Limited (except the specified shareholders) in the ratio of one equity shares of face value of Rs.10 each fully paid up in the Company for every one equity shares of Rs.10 each fully paid up held by the shareholders of Reliance Industries Limited. Such share capital which is pending allotment as at December 31, 2005 is considered as share capital pending allotment and included in pre issue shareholders funds. The post issue debt equity ratio is as adjusted at December 31, 2005 for allotment of these shares amounting to Rs.12,231,304,220 and cancellation of current share capital of the Company of Rs.500,000 which shall stand cancelled on allotment of the new shares. The amount of share capital to be cancelled is treated as capital reserve and included in post issue reserves and surplus.

Annexure – 7

STATEMENT OF TAX SHELTERS

Amount in Rupees

Particulars	For the period ended December 31, 2005	For the year / period ended				
		March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
Profit/(loss) before current and deferred taxes, as restated	(324,234)	(9,084)	(8,750)	(10,086)	(11,816)	(51,669)
Tax rate, %						
-- Normal	33.66	36.59	35.88	36.75	35.70	39.55
-- MAT	8.42	7.84	7.69	7.88	7.65	8.48
Tax impact at applicable tax rate on restated profits (A)	(109,137)					
Adjustments						
Temporary differences						
Difference between book base and tax base of fixed assets	(64,065)					
Tax losses	388,299					
Adjustment (B)	324,234					
Tax saving thereon (C)	109,137					
Net tax payable (A+C)	-					

Annexure – 8

INVESTMENTS, AS RESTATED

Amount in Rupees

Investments [Long Term, Non-Trade, at Cost]	For the period ended December 31, 2005		For the period / year ended March, 31, 2005		March, 31, 2004		March, 31, 2003		March, 31, 2002		March, 31, 2001	
Quoted												
In Equity Shares, fully paid up												
Reliance Energy Limited of Rs. 10 each		29,126,674,082				-		-		-		-
Unquoted												
In Equity Shares of Subsidiary companies, fully paid up												
Reliance Power Limited of Rs.10 each	500,000		-		-		-		-		-	
Hirma Power Limited of Rs.10 each	42,326		-		-		-		-		-	
Jayamkondam Power Limited of Rs.10 each	500,000		-		-		-		-		-	
Reliance Thermal Energy Limited of Rs.10 each	500,000		-		-		-		-		-	
	1,542,326		-		-		-		-		-	
In Equity Shares, fully paid up												
Reliance Broadband Network Private Limited of Rs.10 each	19,000		19,000		19,000		14,000		14,000		-	
Reliance Coverage Communications Private Limited of Rs.10 each	19,000		19,000		19,000		14,000		14,000		-	
Reliance Energia Private Limited of Rs.10 each	19,000		19,000		19,000		14,000		14,000		-	
Reliance Energy Services Private Limited of Rs.10 each	19,000		19,000		19,000		14,000		14,000		-	
Reliance Petroleum Private Limited of Rs.10 each	-		14,000		14,000		13,000		13,000		-	
Reliance Natural Resources Limited of Rs.10 each	-		14,000		14,000		14,000		14,000		-	
	76,000		104000		104000		83000		83000		-	
		1,618,326										
		29,128,292,408	**104,000**		**104,000**		**83,000**		**83,000**		-	

Aggregate value of	As at 31-12-2005		As at 31-03-2005		As at 31-03-2004		As at 31-03-2003		As at 31-03-2002		As at 31-03-2001	
	Book value	Market Value	Book value	Market Value	Book value	Market Value	Book value	Market Value	Book value	Market Value	Book value	Market Value
Quoted investments	29,126,674,082	54,963,995,658	-	-	-	-	-	-	-	-	-	-
Unquoted investments	1,618,326		104,000		104,000		83,000		83,000		-	
	29,128,292,408	**54,963,995,658**	**104,000**	-	**104,000**	-	**83,000**	-	**83,000**	-	-	-

Annexure – 9

LOANS AND ADVANCES, AS RESTATED

Amount in Rupees

Particulars	For the period ended December 31, 2005	For the year / period ended March 31,				
		2005	2004	2003	2002	2001
Advances recoverable in cash or in kind or for value to be received	72,942,769					
Total	**72,942,769**					
Above amount includes balances with following related party						
Reliance Thermal Energy Limited	72,942,769					
Total	**72,942,769**					

Auditors' Report

The Board of Directors
Hirma Power Limited
3rd Floor, Maker Chamber IV
222, Nariman Point
Mumbai – 400 021

Dear Sirs,

1. We have examined the financial information of Hirma Power Limited ('the Company'), as attached to this report stamped and initialed by us for identification and as approved by the Board of Directors of the Company, which has been prepared in accordance with Part II of Schedule II of the Companies Act, 1956 ('the Act') and the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 as amended from time to time ('the SEBI Guidelines') issued by the Securities and Exchange Board of India ('SEBI') on January 19, 2000 in pursuance to Section 11 of the Securities and Exchange Board of India Act, 1992 and related clarifications, and in accordance with your instructions dated January 11, 2006 requesting us to carry out work in connection with listing of Equity shares of Reliance Energy Ventures Limited.

2. We have examined the accounts of the Company for the financial year / period ended December 31, 2000, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 being the last date to which the accounts of the Company have been made up and audited for presentation to the members of the Company.

3. In accordance with the requirements of Paragraph B (1) of Part II of Schedule II to the Act, the SEBI Guidelines and our terms of reference with the Company dated January 11, 2006, requesting us to make this report for the purpose of the Information Memorandum as aforesaid, we report that:

   a. The restated assets and liabilities of the Company as at December 31, 2000, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 1 to this report to be read together with notes appearing in Annexure 4 to this report.

   b. The Statement of Pre-operative Expenditure of the Company as at December 31, 2000, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 2 to this report to be read together with notes appearing in Annexure 4 to this report.

   c. The restated cash flows of the Company for the financial year / period ended December 31, 2000, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 3 to this report to be read together with notes appearing in Annexure 4 to this report.

   d. We have examined the following financial information relating to the Company and as approved by the Board of Directors for the purpose of inclusion in the Information Memorandum:

      i. The Company has not declared dividends during any financial year covered in this report hence the information regarding rates of dividend in respect of each class of shares in accordance with the paragraph 6.10.2.1(b) of the SEBI Guidelines have not been disclosed.

      ii. Accounting ratios as appearing in Annexure 5 to this report.

      iii. Capitalization statement as at December 31, 2005 as appearing in Annexure 6 to this report.

      iv. As per the information provided to us, there are no items falling under Tax Shelter, hence Tax shelter statement as required by paragraph 6.10.2.7(i) of the SEBI Guideline have not been disclosed.

      v. Statement of details of secured and unsecured loans as appearing in Annexure 7 to this report.

      vi. The Company has no Investments in shares hence statement to the said effect is not provided in this report.

vii. Statement of details of loans and advances as appearing in Annexure 8 to this report.

viii. The Company has not earned other income during the period ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005; hence the information regarding details of other income in accordance with the paragraph 6.10.2.7(d) of the SEBI Guidelines have not been disclosed.

4. In our opinion the above financial information of the Company and notes attached to this report, after making adjustments and re-grouping as considered appropriate has been prepared in accordance with Part II of Schedule II of the Act and the SEBI Guidelines.

5. This report is intended solely for your information and for inclusion in the Information Memorandum in connection with the listing of the aforesaid equity shares and is not to be used, referred to or distributed for any other purpose without our prior written consent.

For Chaturvedi & Shah
Chartered Accountants

Rajesh D. Chaturvedi
Partner
Membership No.: 45882

Mumbai: January 27, 2006

HIRMA POWER LIMITED

ANNEXURE – I

STATEMENT OF ASSETS AND LIABILITIES, AS RESTATED

Amount in Rupees

	Particulars	As at	As at				
		December 31, 2005	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	December 31, 2000
A	**Fixed Assets**						
	Gross Block	656,700	656,700	656,700	656,700	4,545,576	
	Less : Depreciation	578,240	551,886	495,150	501,451	1,011,639	
	Net Block	78,460	104,814	161,550	155,249	3,533,937	
	Capital work-in-progress	10,538,128	10,487,324	10,409,500	10,433,228	9,471,340	500,000
		10,616,588	**10,592,138**	**10,571,050**	**10,588,477**	**13,005,277**	**500,000**
B	**Current Assets, Loans and Advances**						
	Current Assets						
	Cash and Bank balances	7,116	25,066	11,049	87,103	54,603	20
	Loans and Advances	42,250	42,250	42,250	3,360,715	65,257	
	Total	**49,366**	**67,316**	**53,299**	**3,447,818**	**119,860**	**20**
C	**Current liabilities and Provisions**						
	Unsecured loan	5,098,000	5,098,000	5,063,000			
	Current liabilities and Provisions	1,335,274	1,328,774	1,328,669	9,803,615	8,892,457	500,000
	Total	**6,433,274**	**6,426,774**	**6,391,669**	**9,803,615**	**8,892,457**	**500,000**
D	**Net worth (A+B-C)**	**4,232,680**	**4,232,680**	**4,232,680**	**4,232,680**	**4,232,680**	**20**
E	**Represented by:**						
	Paid-up share capital						
	- Equity share capital	4,232,680	4,232,680	4,232,680	4,232,680	4,232,680	20
	Reserves and surplus						
	Total	**4,232,680**	**4,232,680**	**4,232,680**	**4,232,680**	**4,232,680**	**20**
F	**Less: Miscellaneous expenditure to the extent not written off or adjusted**						
G	**Net Worth (E-F)**	**4,232,680**	**4,232,680**	**4,232,680**	**4,232,680**	**4,232,680**	**20**

ANNEXURE – 2

STATEMENT OF PRE-OPERATIVE EXPENDITURE, AS RESTATED

Amount in Rupees

	Particulars	For the period ended on December 31, 2005	For the year ended on March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	December 31, 2000
A	**Opening Balance**	**10,487,324**	**10,409,500**	**10,433,228**	**9,471,340**	**500,000**	**400,000**
B	**Add:**						
	Expenditure incurred during the year						
	Audit fees	6,612	6,744	6,480	105,180	6,300	
	Bank charges	4,408	9,689	5,050	958	4,885	
	Bonus				323	180,513	
	Business promotion expenses					51,327	
	Computer Software expenses					195,600	100,000
	Conveyance	125	100	100	3,624	26,620	
	Courier charges				1,075	14,618	
	Depreciation	26,354	56,736	92,440	381,778	1,011,639	
	Electricity expenses					31,748	
	Filing fees	10,500	1,500	18,000	1,000	500	
	General expenses	305	300	1,093	1,679	131,635	
	Insurance premium				5,953	2,699	
	Lease rent					236,250	
	LTA					180,376	
	Office expenses				2,758	162,813	
	Office maintenance			562	35,066	160,807	
	Printing and Stationery				6,175	144,935	
	Professional fees	2,500	2,755	5,325	653,309	652,507	
	Salary					4,129,115	
	Security service Charges					264,027	
	Service charges					88,446	
	Staff medical reimbursement					30,841	
	Telephone expenses				53,772	512,004	
	Traveling expenses			2,919	3,166	449,010	
	Vehicle expenses			2,262	27,123	302,125	
	Total	**50,804**	**77,824**	**134,231**	**1,282,939**	**8,971,340**	**100,000**
C	**(A+B)**	**10,538,128**	**10,487,324**	**10,567,459**	**10,754,279**	**9,471,340**	**500,000**
D	**Less :**						
	Profit on Sale of Fixed Assets				321,051		
	Excess Provision Write Back						
	Expenses			59,218			
	Depreciation			98,741			
E	**Closing balance (C-D)**	**10,538,128**	**10,487,324**	**10,409,500**	**10,433,228**	**9,471,340**	**500,000**

ANNEXURE – 3

CASH FOW STATEMENT, AS RESTATED

Amount in Rupees

	Particulars	Period ended on December 31, 2005	Year ended on March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	December 31, 2000
A	**Cash Flow from Operating Activities**						
	Trade receivables			3,318,465	-3,295,458	-65,257	
	Trade payables	6,500	105	-3,411,946	-157,842	4,398,457	100,000
	Net Cash used in operating activities	6,500	105	-93,481	-3,453,300	4,333,200	100,000
B	**Cash from Investing Activities**						
	Addition in Capital work-in-progress	-50,804	-77,824	23,728	-961,888	-8,971,340	-100,000
	Adjusted for :						
	Depreciation	26,354	56,736	-6,301	381,778	1,011,639	
	Profit on sale of fixed assets				-321,051		
		-24,450	-21,088	17,427	-901,161	-7,959,701	-100,000
	Purchase of fixed asset					-4,545,576	
	Sale of fixed assets				3,317,961		
	Net Cash generated from investing activities	-24,450	-21,088	17,427	2,416,800	-12,505,277	-100,000
C	**Cash flow from Financing Activities**						
	Proceeds from share capital					4,232,660	
	Advance against share application money						
	Received				1,069,000	3,994,000	
	Refunded			-5,063,000			
	Long term borrowings		35,000	5,063,000			
	Net Cash generated from financing activities		35,000		1,069,000	8,226,660	
	Net Increase/(Decrease) in Cash and Cash equivalents	-17,950	14,017	-76,054	32,500	54,583	
	Opening Balance of Cash and Cash equivalents	25,066	11,049	87,103	54,603	20	20
	Closing Balance of Cash and Cash equivalents	7,116	25,066	11,049	87,103	54,603	20

ANNEXURE – 4

NOTES TO RESTATED STATEMENT OF PRE-OPERATIVE EXPENDITURE, RESTATED ASSET AND LIABILITIES AND RESTATED CASH FLOW STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2005

Significant Accounting Policies

a. General

(i) The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles and the provisions of the Companies Act, 1956 as adopted consistently by the Company.

(ii) The Company follows mercantile system of accounting and recognizes income and expenditure on accrual basis.

b. Fixed Assets

Fixed Assets are stated at cost, less accumulated depreciation. All costs, including financing cost till commencement of commercial production, and adjustments arising from exchange rate variations relating to borrowings attributable to the fixed assets are capitalized.

c. Depreciation

Depreciation on fixed assets is provided on Written Down Value method at the rates and in the manner prescribed in Schedule XIV of the Companies Act, 1956. Premium on Lease hold improvement amortized over the lease period.

d. Provision for Current and Deferred Tax

Provision for Current Income Tax is made on the taxable income under the Income Tax Act, 1961. Deferred tax arising on account of "timing difference" and which are capable of reversal in one or more subsequent periods, is recognized using the tax rates and tax laws that are enacted or substantively enacted. Deferred tax assets is recognized only to the extent there is sufficient certainty with respect to reversal of the same in future years as a matter of prudence.

e. Foreign Currency Transaction

(i) Transactions denominated in foreign currencies are recorded at the exchange rate prevailing at the time of the transaction.

(ii) Monetary items denominated in foreign currencies at the year end and not covered by forward exchange contracts are recorded at year end rates and those covered by forward exchange contracts are recorded at the rate ruling at the date of transaction as increased or decreased by the proportionate difference between the forward rate and exchange rate on the date of transaction, such difference having been recognized over the life of the contract.

(iii) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the profit and loss account except in cases where they relate to the acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

f. Pre-operative expenses

All Expenditure including finance cost during construction / implementation of project are included under Capital work in progress and to be allocated to the fixed assets on commencement of commercial operations.

2. All the equity shares of the Company were acquired by Reliance Industries Limited (RIL) on 9th August, 2005, pursuant to which the Company has become wholly owned subsidiary of RIL and further the Company has become wholly owned subsidiary of Reliance Energy Ventures Limited w.e.f. 21st December, 2005.

3. As the Company has not carried out any manufacturing activity during the year, information required under para 3 and 4 of schedule VI of the Companies Act, 1956 is given to the extent applicable.

4. There are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.

5. In accordance with Accounting Standard 22 " Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India, the company has deferred tax assets. However, as a matter of prudence, deferred tax assets has not been recognised.

6. Related Party disclosures

a) Following are the names of related parties and description of relationship

Name of the party	With Effect from	Relationship
Mr. Anil D. Ambani	w.e.f. 25.07.2005 upto 09.08.2005	Person having control at anytime during the year
Reliance Industries Limited	w.e.f. 09.08.2005 upto 21.12.2005	Holding company
Reliance Energy Ventures Limited	w.e.f. 21.12.2005	
Reliance Industrial Investments and Holdings Limited	w.e.f. 09.08.2005	Fellow Subsidiary companies
Reliance Power Ventures Limited	w.e.f. 09.08.2005	
Reliance Ventures Limited	w.e.f. 09.08.2005	
Reliance Strategic Investments Limited	w.e.f. 09.08.2005	
Reliance Technologies LLC	w.e.f. 09.08.2005	
Reliance LNG Limited	w.e.f. 09.08.2005	
Gas Transport & Infrastructure Limited	w.e.f. 09.08.2005	
Reliance Brazil LLC	w.e.f. 09.08.2005	
Reliance Capital Ventures Limited	w.e.f. 11.08.2005	
Reliance Communication Ventures Limited	w.e.f. 11.08.2005	
Reliance Energy Ventures Limited	w.e.f. 09.08.2005 to 21.12.2005	
Reliance Natural Resources Limited (formerly Global Fuel Management Services Limited)	w.e.f. 09.08.2005	
Reliance Patalganga Power Limited	w.e.f. 09.08.2005	
Reliance Thermal Energy Limited	w.e.f. 09.08.2005	
Jayamkondam Power Limited	w.e.f. 09.08.2005	
Reliance Power Limited	w.e.f. 09.08.2005	
Reliance Industries (Middle East) DMCC	w.e.f. 09.08.2005	
Relene Petrochemicals Limited	w.e.f. 06.09.2005	
Reliance Infrastructure Limited	w.e.f. 01.10.2005	
Reliance Petroleum Limited	w.e.f. 24.10.2005	
Reliance Energy Limited	w.e.f. 01.09.2005	Associate Company

b) Following are the volume of transactions with related parties during the period and outstanding balances as at the end of the period.

Nature of transaction	Name of the Party	Opening balance as on 01.04.2005 Rs	Transaction during the period Rs	Balance outstanding as on 31.12.2005 Rs
Equity Share Capital (As Holding Company)	Reliance Energy Ventures Limited			4,232,680
Unsecured loan	Reliance Thermal Energy Limited	5,098,000		5,098,000
Current liabilities	Reliance Thermal Energy Limited	1,322,162	2,000	1,324,162

HIRMA POWER LIMITED

ANNEXURE – 5

STATEMENT OF ACCOUNTING RATIOS

Amount in Rupees

	Particulars	For the period ended December 31, 2005	For the year ended on				
			March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	December 31, 2000
1	**Earnings per Share**	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
	Profit after tax						
	No. of shares						
	Earnings per Share						
2	**Return on Net Worth**	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
	Profit after tax						
	Net worth						
	Return on Net Worth (%)						
3	**Net Asset Value**						
	Net Assets	4,232,680	4,232,680	4,232,680	4,232,680	4,232,680	20
	No. of shares	423,268	423,268	423,268	423,268	423,268	2
	Net Asset Value per share	10.00	10.00	10.00	10.00	10.00	10.00

Notes : Since the business of the Company is still in the pre-operative stage, no profit and loss account was prepared. Accordingly, no earnings per share and return on net worth data is provided.

ANNEXURE – 6

CAPITALISATION STATEMENT AS AT DECEMBER 31, 2005

Amount in Rupees

	Particulars	Pre Issue	Post Issue
A	**Borrowing**		
	Short Term Debt		
	Long Term Debt	5,098,000	5,098,000
	Total Debt	**5,098,000**	**5,098,000**
B	**Shareholders Fund:**		
	Equity share capital	4,332,680	4,332,680
	Reserves and surplus		
	Total	**4,332,680**	**4,332,680**
	Debt - Equity ratio (A/B)	**1.18**	**1.18**

ANNEXURE – 7

SECURED AND UNSECURED LOANS, AS RESTATED

Amount in Rupees

	Particulars	As at	As at				
		December 31, 2005	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	December 31, 2000
A	**SECURED LOAN**						
B	**UNSECURED LOAN**						
	From a body corporate	5,098,000	5,098,000	5,063,000			
	Total	**5,098,000**	**5,098,000**	**5,063,000**			

Above referred unsecured loan is received from a fellow subsidiary Company viz. Reliance Thermal Energy Limited

HIRMA POWER LIMITED

ANNEXURE – 8

LOANS AND ADVANCES, AS RESTATED

Amount in Rupees

Particulars	As at	As at				
	December 31, 2005	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	December 31, 2000
Advances recoerable in cash or				3,318,465	23,007	
in kind or for value to be received						
Deposit	42,250	42,250	42,250	42,250	42,250	
Total	**42,250**	**42,250**	**42,250**	**3,360,715**	**65,257**	

Auditors' Report

The Board of Directors
Jayamkondam Power Limited
3rd Floor, Maker Chamber IV
222, Nariman Point
Mumbai – 400 021

Dear Sirs,

1. We have examined the financial information of Jayamkondam Power Limited ('the Company'), as attached to this report stamped and initialed by us for identification and as approved by the Board of Directors of the Company, which has been prepared in accordance with Part II of Schedule II of the Companies Act, 1956 ('the Act') and the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 as amended from time to time ('the SEBI Guidelines') issued by the Securities and Exchange Board of India ('SEBI') on January 19, 2000 in pursuance to Section 11 of the Securities and Exchange Board of India Act, 1992 and related clarifications, and in accordance with your instructions dated January 11, 2006 requesting us to carry out work in connection with listing of Equity shares of Reliance Energy Ventures Limited.

2. We have examined the accounts of the Company for the financial year ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and period ended December 31, 2005 being the last date to which the accounts of the Company have been made up and audited for presentation to the members of the Company.

3. In accordance with the requirements of Paragraph B (1) of Part II of Schedule II to the Act, the SEBI Guidelines and our terms of reference with the Company dated January 11, 2006, requesting us to make this report for the purpose of the Information Memorandum as aforesaid, we report that:

   a) The restated assets and liabilities of the Company as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 1 to this report to be read together with notes appearing in Annexure 4 to this report.

   b) The Statement of Profit and Loss account for the period ended March 31, 2005 and December 31, 2005 and Pre-operative Expenditure of the Company as at March 31, 2001, March 31, 2002, March 31, 2003, and March 31, 2004are as set out in Annexure 2 to this report to be read together with notes appearing in Annexure 4 to this report.

   c) The restated cash flows of the Company for the financial year ended March 31, 2005 and for the period ended December 31, 2005 are as set out in Annexure 3 to this report to be read together with notes appearing in Annexure 4 to this report.

   d) We have examined the following financial information relating to the Company and as approved by the Board of Directors for the purpose of inclusion in the Information Memorandum:

      i. The Company has not declared dividends during any financial year covered in this report hence the information regarding rates of dividend in respect of each class of shares in accordance with the paragraph 6.10.2.1(b) of the SEBI Guidelines have not been disclosed.

      ii. Accounting ratios as appearing in Annexure 5 to this report.

      iii. Capitalization statement as at December 31, 2005 as appearing in Annexure 6 to this report.

      iv. As per the information provided to us, there are no items falling under Tax Shelter, hence Tax shelter statement as required by paragraph 6.10.2.7(i) of the SEBI Guideline have not been disclosed.

      v. Statement of details of secured and unsecured loans as appearing in Annexure 7 to this report.

      vi. Investments as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 as appearing in Annexure 8 to this report.

vii. Statement of details of loans and advances as appearing in Annexure 9 to this report.

viii. The Company has not earned other income during the period ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005; hence the information regarding details of other income in accordance with the paragraph 6.10.2.7(d) of the SEBI Guidelines have not been disclosed.

4. In our opinion the above financial information of the Company and notes attached to this report, after making adjustments and re-grouping as considered appropriate has been prepared in accordance with Part II of Schedule II of the Act and the SEBI Guidelines.

5. This report is intended solely for your information and for inclusion in the Information Memorandum in connection with the aforesaid listing of the equity shares and is not to be used, referred to or distributed for any other purpose without our prior written consent.

For Jayeshkumar Shah & Co.
Chartered Accountants

Jayesh Shah
Proprietor
Membership No.: 34581

Mumbai: January 27, 2006

ANNEXURE – 1

STATEMENT OF ASSETS AND LIABILITIES, AS RESTATED

Amount in Rupees

	Particulars	As at	As at				
		December 31, 2005	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	**Fixed Assets**						
	Gros Block			88,600	88,600	88,600	88,600
	Less : Depreciation			88,600	29,197	17,460	5,722
	Net Block				59,403	71,140	82,878
	Capital work-in-progress				27,071,883	25,032,644	19,772,615
					27,131,286	**25,103,784**	**19,855,493**
B	**Investments**	**32,000**	**130,000**	**130,000**	**146,000**		
C	**Current Assets, Loans and Advances**						
	Current Assets						
	Cash and Bank balances	13,606	19,535	169,648	14,731	208,706	930,911
	Loans and Advances	450,000		6,908,948			
	Total	**463,606**	**19,535**	**7,078,596**	**14,731**	**208,706**	**930,911**
D	**Current liabilities and Provisions**						
	Unsecured loan				13,755,090	13,105,090	13,045,090
	Current liabilities and Provisions	1,102	2,202	7,108,596	13,470,469	12,240,742	7,774,656
	Total	**1,102**	**2,202**	**7,108,596**	**27,225,559**	**25,345,832**	**20,819,746**
E	**Net worth (A+B+C-D)**	**494,504**	**147,333**	**100,000**	**66,458**	**-33,342**	**-33,342**
F	**Represented by:**						
	Paid-up share capital						
	- Equity share capital	500,000	150,000	100,000	100,000	200	200
	Less Accumulated losses	-5,496	-2,667				
	Total	**494,504**	**147,333**	**100,000**	**100,000**	**200**	**200**
G	**Less: Miscellaneous expenditure to the extent not written off or adjusted**				33,542	33,542	33,542
H	**Net Worth (F-G)**	**494,504**	**147,333**	**100,000**	**66,458**	**-33,342**	**-33,342**

JAYAMKONDAM POWER LIMITED

ANNEXURE – 2

STATEMENT OF PROFIT AND LOSS ACCOUNT, AS RESTATED

Amount in Rupees

	Particulars	For the period ended on December 31, 2005	For the year ended on				
			March 31, 2005	March 31, 2004 *	March 31, 2003 *	March 31, 2002 *	March 31, 2001 *
A	Income	-	-				
B	Expenditure						
	Audit fees	1,102	1,102				
	Filing fees	1,200	900				
	General expenses	527	665				
	Total	**2,829**	**2,667**				
C	Loss for the year	**-2,829**	**-2,667**				
D	Add : Balance brought forward from last year	-2,667					
E	Balance carried to Balance sheet	**-5,496**	-2,667				

STATEMENT OF PRE-OPERATIVE EXPENDITURE, AS RESTATED

Amount in Rupees

	Particulars	For the period ended on December 31, 2005	For the year ended on				
			March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
		*	*				
A	**Opening Balance**			27,071,883	25,032,646	19,772,616	9,376,436
	Add:						
B	**Expenditure incurred during the year**						
	Audit Expenses			1,000	500	500	500
	Audit Fees			1,000	1,000	1,000	1,000
	Bank Charges			560	1,100	560	2,169
	Bid Processing Charges						20,000
	Books & Periodicals				2,321	2,284	11,900
	Business Promotion Expenses						152,822
	Car Hire Charges						59,206
	Consultancy Charges						3,000,000
	Couier Charges			928	2,017	3,645	4,315
	Depreciation			59,403	11,737	11,738	36,991
	Electricity Charges				40,464	21,497	41,086
	Entertainment Expenses						56,165
	Insurance Charges						18,446
	Interest				1,626,989	1,957,232	1,615,254
	Other Expenses			105	43,200	40,355	81,440
	Postage & Telegrams						2,441
	Printing & Stationery				2,335	2,534	11,321
	Professional Charges						2,000
	Rates & Taxes			1,960	1,300	950	13,285
	Rent			39,514	233,520	226,689	235,170
	Repairs & Maintenance			1,900	25,780	18,538	43,788
	Security Charges				19,404	19,404	36,383
	Staff Cost					2,880,023	3,886,574
	Staff welfare				5,237	4,172	12,142
	Subscription Fees						8,050
	Telephone & Telex Charges			18,147	20,260	34,783	196,058
	TNPCB Expenses						140,000
	Travelling & Conveyance			3,390	2,073	33,549	540,347
	Vehicle Maintenance						34,607
	Xerox Charges					577	1,965
	Loss on sale of Assets						130,755
	Preliminary Expenses written off			33,542			
	Total			**161,449**	**2,039,237**	**5,260,030**	**10,396,180**
C	**Sub Total (A+B)**			**27,233,332**	**27,071,883**	**25,032,646**	**19,772,616**
D	**Less : Reimbursed**			**-27,233,332**			
E	**(C-D)**			**-**	**27,071,883**	**25,032,646**	**19,772,616**

* Since the business of the Company was in the pre-operative stage upto March 31, 2004, no profit and loss account was prepared.

JAYAMKONDAM POWER LIMITED

ANNEXURE – 3

CASH FOW STATEMENT, AS RESTATED

Amount in Rupees

	Particulars	Period ended on December 31, 2005	Year ended on March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	**Cash Flow from Operating Activities**						
	Profit / (Loss) before tax	-2,829	-2,667				
	Adjustments :	-	-				
	Operating results before working capital changes	-2,829	-2,667				
	Adjustments for :						
	Trade receivables		6,908,948	-6,908,948			10,000
	Trade payables	-1,100	-7,106,394	-6,361,873	2,012	2,873,901	3,079,392
	Cash generated from operations	-3,929	-200,113	-13,270,821	2,012	2,873,901	3,089,392
	Taxes paid						
	Net Cash used in operating activities	**-3,929**	**-200,113**	**-13,270,821**	**2,012**	**2,873,901**	**3,089,392**
B	**Cash from Investing Activities**						
	Addition in Capital work-in-progress			-161,449	-2,039,239	-5,260,029	-10,396,180
	Less: Reimbursed			27,233,332			
				27,071,883	-2,039,239	-5,260,029	-10,396,180
	Adjusted for :						
	Depreciation			59,403	11,738	11,738	36,991
	Interest paid				1,626,989	1,957,232	1,615,254
	Loss on sale of asset						130,755
	Miscellaneous expenses w/off			33,542			
				27,164,828	-400,512	-3,291,059	-8,613,180
	Purchase of fixed asset						-870,516
	Sale of fixed asset						853,817
	Purchase of Investments				-146,000		
	Sale of Investments	98,000		16,000			
	Net Cash generated from investing activities	**98,000**		**27,180,828**	**-546,512**	**-3,291,059**	**-8,629,879**
C	**Cash flow from Financing Activities**						
	Proceeds from share capital	350,000	50,000		99,800		
	Loans given	-450,000					
	Long term borrowings				650,000	60,000	6,820,090
	Long term borrowings repaid			-13,755,090			
	Interest paid				-399,275	-365,047	-401,433
	Net Cash generated from financing activities	**-100,000**	**50,000**	**-13,755,090**	**350,525**	**-305,047**	**6,418,657**
	Net Increase/(Decrease) in Cash and Cash equivalents	-5,929	-150,113	154,917	-193,975	-722,205	878,170
	Opening Balance of Cash and Cash equivalents	19,535	169,648	14,731	208,706	930,911	52,741
	Closing Balance of Cash and Cash equivalents	13,606	19,535	169,648	14,731	208,706	930,911

ANNEXURE – 4

NOTES TO RESTATED STATEMENT OF PRE-OPERATIVE EXPENDITURE, RESTATED ASSET AND LIABILITIES AND RESTATED CASH FLOW STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2005

1. Significant Accounting Policies

a. General

(i) The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles and the provisions of the Companies Act, 1956 as adopted consistently by the Company.

(ii) The Company follows mercantile system of accounting and recognizes income and expenditure on accrual basis.

b. Revenue recognition

The Company follows mercantile system of accounting and recognizes significant items of income and expenditure on accrual basis.

c. *Investments*

Long term investments are carried at cost. Provision for diminution in the value of long-term investments is made only if such a decline is other than temporary in the opinion of the management.

d. Provision for Current and Deferred Tax

Provision for current Income Tax is made on the taxable income under the Income Tax Act, 1961. Deferred tax arising on account of "timing difference" and which are capable of reversal in one or more subsequent periods, is recognized using the tax rates and tax laws that are enacted or substantively enacted. Deferred tax assets is recognized only to the extent there is reasonable certainty with respect to reversal of the same in future years as a matter of prudence.

e. Provision, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognized when there is a present obligation as a result of past events and its is probable that there will be an outflow of resources. Contingent Liabilities are not recognized but are disclosed in the notes. Contingent Assets are neither recognized nor disclosed in the financial statements.

2. All the equity shares of the Company were acquired by Reliance Industries Limited (RIL) on 9th August, 2005, pursuant to which the Company has become wholly owned subsidriay of RIL and further the Company has become wholly owned subsidiary of Reliance Energy Ventures Limited w.e.f. 21st December, 2005.

3. As the Company has not carried out any manufacturing activity during the year, information required under para 3 and 4 of schedule VI of the Companies Act, 1956 is given to the extent applicable.

4. There are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.

5. In accordance with Accounting Standard 22 " Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India, the company has no deferred tax assets or liabilities in accordance with Note. 1 (d) above.

6. Related Party disclosures

a) Following are the names of related parties and description of relationship

Name of the party	With Effect From	Relationship
Mr. Anil D. Ambani	w.e.f. 25.07.2005 upto 09.08.2005	Person having control at anytime during the year
Reliance Industries Limited	w.e.f. 09.08.2005 upto 21.12.2005	Holding company
Reliance Energy Ventures Limited	w.e.f. 21.12.2005	
Reliance Industrial Investments and Holdings Limited	w.e.f. 09.08.2005	Fellow Subsidiary companies
Reliance Power Ventures Limited	w.e.f. 09.08.2005	
Reliance Ventures Limited	w.e.f. 09.08.2005	
Reliance Strategic Investments Limited	w.e.f. 09.08.2005	
Reliance Technologies LLC	w.e.f. 09.08.2005	
Reliance LNG Limited	w.e.f. 09.08.2005	
Gas Transport & Infrastructure Limited	w.e.f. 09.08.2005	
Reliance Brazil LLC	w.e.f. 09.08.2005	
Reliance Capital Ventures Limited	w.e.f. 11.08.2005	
Reliance Communication Ventures Limited	w.e.f. 11.08.2005	
Reliance Energy Ventures Limited	w.e.f. 09.08.2005 upto 21.12.2005	
Reliance Natural Resources Limited (formerly Global Fuel Management Services Limited)	w.e.f. 09.08.2005	
Reliance Patalganga Power Limited	w.e.f. 09.08.2005	
Hirma Power Limited	w.e.f. 09.08.2005	
Reliance Thermal Energy Limited	w.e.f. 09.08.2005	
Reliance Power Limited	w.e.f. 09.08.2005	
Reliance Industries (Middle East) DMCC	w.e.f. 09.08.2005	
Relene Petrochemicals Limited	w.e.f. 06.09.2005	
Reliance Infrastructure Limited	w.e.f. 01.10.2005	
Reliance Petroleum Limited	w.e.f. 24.10.2005	
Reliance Energy Limited	w.e.f. 01.09.2005	Associate Company

b) Following are the volume of transactions with related parties during the period and outstanding balances as at the end of the period.

Nature of transaction	Name of the Party	Opening balance as on 01.04.2005 Rs	Transaction during the period Rs	Balance outstanding as on 31.12.2005 Rs
Contribution to Equity share capital	Reliance Industries Limited	-	3,50,000	-
Equity Share Capital (As Holding Company)	Reliance Energy Ventures Limited	-	-	5,00,000
Loans and Advances	Reliance Thermal Energy Private Limited	-	4,50,000	4,50,000
Investments	Reliance Patalganga Power Ltd.	82,000	(82,000)	-
	Reliance Thermal Energy Private Limited	16,000	(16,000)	-
Sale of Investments	Reliance Industries Limited	-	98,000	-

JAYAMKONDAM POWER LIMITED

ANNEXURE – 5

STATEMENT OF ACCOUNTING RATIOS

Amount in Rupees

	Particulars	For the period ended December 31, 2005	For the year ended on March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
1	**Earnings per Share**			**N.A.**	**N.A.**	**N.A.**	**N.A.**
	Profit / (Loss) after tax	(2,829)	(2,667)				
	Weighted number of shares	33,455	10,220				
	Earnings per Share - Basic	**(0.08)**	**(0.26)**				
	Profit / (Loss) after tax	(2,829)	(2,667)				
	Weighted number of shares	33,455	10,220				
	Earnings per Share - Diluted	**(0.08)**	**(0.26)**				
2	**Return on Net Worth**			**N.A.**	**N.A.**	**N.A.**	**N.A.**
	Profit after tax	(2,829)	(2,667)				
	Net worth	494,504	147,333				
	Return on Net Worth (%)	**(0.57)**	**(1.81)**				
3	**Net Asset Value**						
	Net Assets	494,504	147,333	100,000	66,458	(33,342)	(33,342)
	No. of shares	50,000	15,000	10,000	10,000	20	20
	Net Asset Value per share	**9.89**	**9.82**	**10.00**	**6.65**	**(1,667.10)**	**(1,667.10)**

Note : Since the business of the Company was in the pre-operative stage upto March 31, 2004, no profit and loss account was prepared. Accordingly, no earnings per share and return on net worth data is provided.

ANNEXURE – 6

CAPITALISATION STATEMENT AS AT DECEMBER 31, 2005

Amount in Rupees

	Particulars	Pre Issue	Post Issue
A	**Borrowing**		
	Short Term Debt	-	-
	Long Term Debt	-	-
	Total Debt	-	-
B	**Shareholders Fund:**		
	Equity share capital	500,000	500,000
	Less : accumulated losses	(5,496)	(5,496)
	Total	**494,504**	**494,504**
	Debt - Equity ratio (A/B)	-	-

ANNEXURE – 7

SECURED AND UNSECURED LOANS, AS RESTATED

Amount in Rupees

	Particulars	As at	As at				
		December 31, 2005	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	**SECURED LOAN**	-	-	-	-	-	-
B	**UNSECURED LOAN**						
	From a body corporate				13,755,090	13,105,090	13,045,090
	Total	-	-	-	**13,755,090**	**13,105,090**	**13,045,090**

Above referred unsecured loan is received from Reliance Industries Limited.

ANNEXURE – 8

INVESTMENTS, AS RESTATED

Amount in Rupees

Investments [Long Term, Non-Trade, at Cost]	As at December 31,2005	As at March 31,2005	As at March 31,2004	As at March 31,2003	As at March 31,2002	As at March 31,2001
In Equity Shares - Unquoted, Fully Paid Up						
Reliance Bhavnagar Power Private Limited	16,000	16,000	16,000	16,000	-	-
Reliance Delhi Power Private Limited	-	-	-	16,000	-	-
Reliance Jamnagar Private Limited	16,000	16,000	16,000	16,000	-	-
Reliance Patalganga Power Limited	-	82,000	82,000	82,000	-	-
Reliance Thermal Energy Limited	-	16,000	16,000	16,000	-	-
Total	**32,000**	**1,30,000**	**1,30,000**	**1,46,000**	-	-

ANNEXURE – 9

LOANS AND ADVANCES, AS RESTATED

Amount in Rupees

Particulars	As at	As at				
	December 31, 2005	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
Advances recoverable in cash or	450,000	-	6,908,948	-	-	-
in kind or for value to be received						
Total	**450,000**	**-**	**6,908,948**	**-**	**-**	**-**
Above referred loans and advances is given / recoverable to following related party						
Reliance Industries Limited			6,908,948			
Reliance Thermal Energy Limited	450,000					

Auditor's Report

The Board of Directors
Reliance Power Limited
3rd Floor, Maker Chamber IV
222, Nariman Point
Mumbai – 400 021

Dear Sirs,

1. We have examined the financial information of Reliance Power Limited ('the Company'), as attached to this report stamped and initialed by us for identification and as approved by the Board of Directors of the Company, which has been prepared in accordance with Part II of Schedule II of the Companies Act, 1956 ('the Act') and the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 as amended from time to time ('the SEBI Guidelines') issued by the Securities and Exchange Board of India ('SEBI') on January 19, 2000 in pursuance to Section 11 of the Securities and Exchange Board of India Act, 1992 and related clarifications, and in accordance with your instructions dated January 11, 2006 requesting us to carry out work in connection with listing of its Equity shares of Reliance Energy Ventures Limited.

2. We have examined the accounts of the Company for the financial year ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and period ended December 31, 2005 being the last date to which the accounts of the Company have been made up and audited for presentation to the members of the Company.

3. In accordance with the requirements of Paragraph B (1) of Part II of Schedule II to the Act, the SEBI Guidelines and our terms of reference with the Company dated January 11, 2006, requesting us to make this report for the purpose of the Information Memorandum as aforesaid, we report that:

   a) The restated assets and liabilities of the Company as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 1 to this report to be read together with notes appearing in Annexure 4 to this report.

   b) The Statement of Pre-operative Expenditure of the Company as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 2 to this report to be read together with notes appearing in Annexure 4 to this report.

   c) The restated cash flows of the Company for the financial year ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 3 to this report to be read together with notes appearing in Annexure 4 to this report.

   d) We have examined the following financial information relating to the Company and as approved by the Board of Directors for the purpose of inclusion in the Information Memorandum:

      i. The Company has not declared dividends during any financial year covered in this report hence the information regarding rates of dividend in respect of each class of shares in accordance with the paragraph 6.10.2.1(b) of the SEBI Guidelines have not been disclosed.

      ii. Accounting ratios as appearing in Annexure 5 to this report.

      iii. Capitalization statement as at December 31, 2005 as appearing in Annexure 6 to this report.

      iv. As per the information provided to us, there are no items falling under Tax Shelter, hence Tax shelter statement as required by paragraph 6.10.2.7(i) of the SEBI Guideline have not been disclosed.

      v. Statement of details of secured and unsecured loans as appearing in Annexure 7 to this report.

      vi. Investments as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 as appearing in Annexure 8 to this report.

vii. Statement of details of loans and advances as appearing in Annexure 9 to this report.

viii. The Company has not earned other income during the period ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005; hence the information regarding details of other income in accordance with the paragraph 6.10.2.7(d) of the SEBI Guidelines have not been disclosed.

4. In our opinion the above financial information of the Company and notes attached to this report, after making adjustments and re-grouping as considered appropriate has been prepared in accordance with Part II of Schedule II of the Act and the SEBI Guidelines.

5. This report is intended solely for your information and for inclusion in the Information Memorandum in connection with the aforesaid listing of the equity shares and is not to be used, referred to or distributed for any other purpose without our prior written consent.

For Pathak H.D. & Associates
Chartered Accountants

Parag D. Mehta
Partner
Membership No.: 113904

Mumbai: January 27, 2006

RELIANCE POWER LIMITED

ANNEXURE – 1

STATEMENT OF ASSETS AND LIABILITIES, AS RESTATED

Amount In Rupees

	Particulars	As at December 31, 2005	As at March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	**Fixed Assets**						
	Gross Block	14,683,002	15,311,224	16,388,659	20,233,020	22,624,879	24,624,258
	Less : Depreciation	10,146,128	9,787,362	9,236,782	9,797,440	8,862,073	7,704,882
	Net Block	4,536,874	5,523,862	7,151,877	10,435,580	13,762,806	16,919,376
	Capital work-in-progress	1,457,811,493	1,456,752,353	1,455,639,538	1,452,565,006	1,452,207,331	483,747,091
		1,462,348,367	**1,462,276,215**	**1,462,791,415**	**1,463,000,586**	**1,465,970,137**	**500,666,467**
B	**Investments**	**16,834,000**	**14,483,163**	**173,163**	**190,163**		
C	**Current Assets, Loans and Advances**						
	Current Assets						
	Cash and Bank balances	110,734	343,936	5,856,163	2,204,103	727,156	905,332
	Loans and Advances	16,885,074	19,038,307	27,572,176	31,136,782	40,536,349	10,054,029,329
	Total	**16,995,808**	**19,382,243**	**33,428,339**	**33,340,885**	**41,263,505**	**10,054,934,661**
D	**Current liabilities and Provisions**						
	Secured loan	1,495,600,000	1,495,600,000	1,495,600,000	1,495,600,000		10,037,083,800
	Unsecured loan					1,500,000,000	480,846,643
	Current liabilities and Provisions	75,124	38,570	289,866	430,698	7,227,822	37,666,981
	Total	**1,495,675,124**	**1,495,638,570**	**1,495,889,866**	**1,496,030,698**	**1,507,227,822**	**10,555,597,424**
E	**Net worth (A+B+C-D)**	**503,051**	**503,051**	**503,051**	**500,936**	**5,820**	**3,704**
F	**Represented by:**						
	Paid-up share capital						
	- Equity share capital	500,000	500,000	500,000	500,000	7,000	7,000
	Reserves and surplus	3,051	3,051	3,051	3,051	3,051	3,051
	Total	**503,051**	**503,051**	**503,051**	**503,051**	**10,051**	**10,051**
G	**Less: Miscellaneous expenditure to the extent not written off or adjusted**				2,115	4,231	6,347
H	**Net Worth (F-G)**	**503,051**	**503,051**	**503,051**	**500,936**	**5,820**	**3,704**

ANNEXURE – 2

STATEMENT OF PRE-OPERATIVE EXPENDITURE, AS RESTATED

Amount In Rupees

	Particulars	For the period ended on December 31, 2005	For the year ended on March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	Opening Balance	1,456,752,353	1,455,639,538	1,452,565,006	1,452,207,331	483,747,092	245,059,696
	Add:						
B	Expenditure incurred during the year						
	Traveling expenses		-30,821			1,517,436	7,264,836
	Salaries & welfare expenses		375,000	895,024	1,010,083	11,109,487	26,367,630
	Employees welfare				-3,525,478	3,041,317	5,041,796
	Co.'s cont. to PF and other funds		-36,962	126,637	127,384	1,740,640	3,439,818
	Depreciation	693,486	1,104,208	1,522,508	1,977,817	2,509,226	2,406,686
	Payment to auditors	38,570	44,688	40,250	44,850	41,890	46,450
	Professional fees			6,001	3,000	253,900	1,030,250
	Rent			-2,182	0	1,430,054	2,762,096
	Printing and stationery		-30,009		4,280	237,887	412,419
	Bank charges	305	424	1,422	5,629	26,928	51,049
	Communication expenses					873,187	849,467
	Repairs and maintenance				3,622	1,339,527	1,123,464
	Interest - others				3,287	759,517,930	183,099,193
	Income tax		-48	2,000	-137,206	10,000	149,500
	Seminar expenses				6,500	74,000	241,393
	Membership and subscription					137,700	159,669
	Insurance charges	334			54,490	238,747	243,124
	Rates and Taxes		6,465	548,111	8,500	18,830	135,707
	Miscellaneous expenses	39,229	-111,610	7,759	63,421	3,440,754	4,156,160
	Power, Fuel & water charges					67,004	65,725
	Feasibility study report charges					179,687,000	
	Loss on sale of fixed assets	287,217	216,306	940,439	741,413	1,285,802	239,132
	Total	**1,059,141**	**1,537,641**	**4,087,969**	**391,592**	**968,599,246**	**239,285,564**
C	**(A+B)**	**1,457,811,494**	**1,457,177,179**	**1,456,652,975**	**1,452,598,923**	**1,452,346,338**	**484,345,260**
	Less : Reimbursement		420,000	1,008,000			
D	Less : Interest and other income		4,826	5,437	33,917	139,007	598,168
			424,826	**1,013,437**	**33,917**	**139,007**	**598,168**
E	**Closing balance (C-D)**	**1,457,811,494**	**1,456,752,353**	**1,455,639,538**	**1,452,565,006**	**1,452,207,331**	**483,747,092**

RELIANCE POWER LIMITED

ANNEXURE – 3

CASH FOW STATEMENT, AS RESTATED

Amount In Rupees

Particulars	Period ended on December 31, 2005	Year ended on March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A Cash Flow from Operating Activities						
Trade receivables	2,300,000	8,532,763	3,542,094	9,126,498	10,013,506,713	-10,033,401,011
Trade payables	36,554	-7,346	-130,333	-6,537,123	-21,932,991	23,019,227
Cash generated from operations	2,336,554	8,525,417	3,411,761	2,589,375	9,991,573,722	-10,010,381,784
Taxes paid	-1,767	0	10,012	150,275	13,733	-91,000
Net Cash used in operating activities	2,334,787	8,525,417	3,421,773	2,739,650	9,991,587,455	-10,010,472,784
B Cash from investing activities						
Addition in Capital work-in-progress	-1,059,142	-1,112,815	-3,074,532	-357,676	-968,460,240	-238,687,395
Adjusted for :						
Depreciation	693,486	1,104,208	1,522,508	1,977,817	2,509,226	2,406,686
Loss on sale of fixed asset	287,217	216,306	940,439	741,413	1,285,802	239,132
Interest paid					759,517,930	183,099,193
Income tax			2,000	-137,206	10,000	149,500
Sundry balances written off		-242,843				
Miscellaneous expense w/off			2,115	2,116	2,116	2,116
	-78,439	-35,144	-607,470	2,226,464	-205,135,166	-52,790,768
Purchase of fixed assets					-1,814,796	-2,187,291
Sale of fixed assets	6,287	307,500	820,757	607,996	1,176,338	672,159
Purchase of Investments	-2,500,000	-14,310,000		-190,163		
Sale of Investments	149,163		17,000			
Net Cash generated from investing activities	-2,422,989	-14,037,644	230,287	2,644,297	-205,773,624	-54,305,900
C Cash flow from financing Activities						
Proceeds from share capital				493,000		
Loans given	-145,000					
Long term borrowings						10,037,083,800
Long term borrowings repaid					-10,037,083,800	-109,140,000
Debenture application money				-4,400,000	1,500,000,000	
Promoters contribution						293,750,000
Promoters contribution repaid					-451,550,000	
Interest paid					-797,358,207	-156,314,509
Net Cash generated from financing activities	-145,000	0	0	-3,907,000	-9,785,992,007	10,065,379,291
Net Increase/(Decrease) in Cash and Cash equivalents	-233,202	-5,512,227	3,652,060	1,476,947	-178,176	600,607
Opening Balance of Cash and Cash equivalents	343,936	5,856,163	2,204,103	727,156	905,332	304,725
Closing Balance of Cash and Cash equivalents	110,734	343,936	5,856,163	2,204,103	727,156	905,332

NOTES TO RESTATED STATEMENT OF PRE-OPERATIVE EXPENDITURE, RESTATED ASSET AND LIABILITIES AND RESTATED CASH FLOW STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2005

1. Significant Accounting Policies

a) General

(i) The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles and the provisions of the Companies Act, 1956 as adopted consistently by the Company.

(ii) The Company follows mercantile system of accounting and recognizes income and expenditure on accrual basis.

b) Use of Estimates

The presentation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates are recognized in the period in which the results are known / materialized.

c) Fixed Assets

Fixed Assets are stated at cost, less accumulated depreciation and impairment loss.

d) Depreciation

Depreciation on fixed assets is provided on straight line method at the rates and in the manner prescribed in Schedule XIV of the Companies Act, 1956.

e) Borrowing Costs

Borrowing costs that re attributable to the acquisition or construction of qualifying assets are capitalized as part of the cost of such assets. A qualifying assets is one that necessarily takes substantial period of time to get ready for intended use.

f) Investments

Current investments are carried at the lower of cost and quoted / fair value, computed category wise. Long term investments are stated at cost. Provisions for diminution in the value of long-term investments is made only if such a decline is other than temporary in the opinion of the management.

g) Provision, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognized when there is present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent liabilities are not recognized but are disclosed in the notes. Contingent assets are neither recognized nor disclosed in the financial statements.

h) Impairments of Assets

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is charged to Profit and Loss account in the year in which an asset is identified as impaired. The impairment loss recognized in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

i) Provision for Current and Deferred Tax

Provision for current Income Tax is made on the taxable income under the Income Tax Act, 1961. Deferred tax arising on account of "timing difference" and which are capable of reversal in one or more subsequent periods, is recognized using the tax rates and tax laws that are enacted or substantively enacted. Deferred tax assets is recognized only to the extent there is sufficient certainty with respect to reversal of the same in future years as a matter of prudence.

j) Pre-operative expenses

All Expenditure including finance cost during construction / implementation of project are included under Capital work in progress and to be allocated to the fixed assets on commencement of commercial operations.

7. All the equity shares of the Company were acquired by Reliance Industries Limited (RIL) on 9th August, 2005, pursuant to which the Company has become wholly owned subsidiary of RIL and further the Company has become wholly owned subsidiary of Reliance Energy Ventures Limited w.e.f. 21st December, 2005.

8. As the Company has not carried out any manufacturing activity during the year, information required under para 3 and 4 of schedule VI of the Companies Act, 1956 is given to the extent applicable.

9. There are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.

10. In accordance with Accounting Standard 22 " Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India, the company has deferred tax assets. However, as a matter of prudence, deferred tax assets has not been recognized.

11. Related Party disclosures

a) Following are the names of related parties and description of relationship

Name of the party	With Effect From	Relationship
Mr. Anil D. Ambani	w.e.f. 25.07.2005 upto 09.08.2005	Person having control at anytime during the year
Reliance Industries Limited	w.e.f. 09.08.2005 upto 21.12.2005	Holding company
Reliance Energy Ventures Limited	w.e.f. 21.12.2005	
Reliance Industrial Investments and Holdings Limited	w.e.f. 09.08.2005	Fellow Subsidiary companies
Reliance Power Ventures Limited	w.e.f. 09.08.2005	
Reliance Ventures Limited	w.e.f. 09.08.2005	
Reliance Strategic Investments Limited	w.e.f. 09.08.2005	
Reliance Technologies LLC	w.e.f. 09.08.2005	
Reliance LNG Limited	w.e.f. 09.08.2005	
Gas Transport & Infrastructure Limited	w.e.f. 09.08.2005	
Reliance Brazil LLC	w.e.f. 09.08.2005	
Reliance Capital Ventures Limited	w.e.f. 11.08.2005	
Reliance Communication Ventures Limited	w.e.f. 11.08.2005	
Reliance Natural Resources Limited (formerly Global Fuel Management Services Limited)	w.e.f. 09.08.2005 to 21.12.2005	
Reliance Energy Ventures Limited	w.e.f. 09.08.2005	
Hirma Power Limited	w.e.f. 09.08.2005	
Reliance Patalganga Power Limited	w.e.f. 09.08.2005	
Reliance Thermal Energy Limited	w.e.f. 09.08.2005	
Jayamkondam Power Limited	w.e.f. 09.08.2005	
Reliance Industries (Middle East) DMCC	w.e.f. 09.08.2005	
Relene Petrochemicals Limited	w.e.f. 06.09.2005	
Reliance Infrastructure Limited	w.e.f. 01.10.2005	
Reliance Petroleum Limited	w.e.f. 24.10.2005	

b) Following are the volume of transactions with related parties during the period and outstanding balances as at the end of the period.

Nature of transaction	Name of the Party	Opening balance as on 01.04.2005 Rs	Transaction during the period Rs	Balance outstanding as on 31.12.2005 Rs
Equity Share Capital (As Holding Company)	Reliance Energy Ventures Limited			500,000
Investments	Hirma Power Limited	21,163	-21,163	
	Reliance Thermal Energy Limited	17,000	-17,000	
	Reliance Patalganga Power Limited	84,000	-84,000	
	Jayamkondam Power Limited	27,000	-27,000	
Loan given	Reliance Patalganga Power Limited	17,015,082	-2,300,000	14,715,082
	Reliance Thermal Energy Limited		145,000	145,000
Sale of Investments	Reliance Industries Limited		149,163	

ANNEXURE – 5

STATEMENT OF ACCOUNTING RATIOS

Amount In Rupees

	Particulars	For the period ended December 31, 2005	For the year ended on March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
1	**Earnings per Share**	**N.A.**	**N.A.**	**N.A.**	**N.A.**	**N.A.**	**N.A.**
	Profit after tax						
	No. of shares						
	Earnings per Share						
2	**Return on Net Worth**	**N.A.**	**N.A.**	**N.A.**	**N.A.**	**N.A.**	**N.A.**
	Profit after tax						
	Net worth						
	Return on Net Worth (%)						
3	**Net Asset Value**						
	Net Assets	503,051	503,051	503,051	500,936	5,820	3,704
	No. of shares	50,000	50,000	50,000	50,000	700	700
	Net Asset Value per share	**10.06**	**10.06**	**10.06**	**10.02**	**8.31**	**5.29**

Notes : Since the business of the Company is still in the pre-operative stage, no profit and loss account was prepared. Accordingly, no earnings per share and return on net worth data is provided.

ANNEXURE – 6

CAPITALISATION STATEMENT AS AT DECEMBER 31, 2005

Amount In Rupees

	Particulars	Pre Issue	Post Issue
A	**Borrowing**		
	Short Term Debt		
	Long Term Debt	1,495,600,000	1,495,600,000
	Total Debt	**1,495,600,000**	**1,495,600,000**
B	**Shareholders Fund:**		
	Equity share capital	500,000	500,000
	Reserves and surplus	3,051	3,051
	Total	**503,051**	**503,051**
	Debt - Equity ratio (A/B)	**2,973**	**2,973**

ANNEXURE – 7

SECURED AND UNSECURED LOANS, AS RESTATED

Amount In Rupees

	Particulars	As at	As at				
		December 31, 2005	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	**SECURED LOAN**						
	Secured redeemable discount bonds						10,037,083,800
	Zero coupon secured non convertible Debentures of Rs.1000 each	1,495,600,000	1,495,600,000	1,495,600,000	1,495,600,000		
	Total	**1,495,600,000**	**1,495,600,000**	**1,495,600,000**	**1,495,600,000**		**10,037,083,800**
B	**UNSECURED LOAN**						
	Advance promoters contribution						451,550,000
	Interest accrued and due						29,296,643
	Debenture application money					1,500,000,000	
	Total					**1,500,000,000**	**480,846,643**

ANNEXURE – 8

INVESTMENTS, AS RESTATED

Amount In Rupees

Investments [Long Term, Non-Trade, at Cost]	As at December 31,2005	As at March 31,2005	As at March 31,2004	As at March 31,2003	As at March 31,2002	As at March 31,2001
In Equity Shares - Unquoted, Fully Paid Up						
Hirma Power Limited of Rs.10 each		21,163	21,163	21,163		
Reliance Delhi Power Private Limited				17,000		
Reliance Jamnagar Private Limited of Rs.10 each	17,000	17,000	17,000	17,000		
Reliance Thermal Energy Limited of Rs.10 each		17,000	17,000	17,000		
Jayamkondam Power Limited of Rs.10 each		27,000	17,000	17,000		
Reliance Patalganga Power Limited of Rs.10 each		84,000	84,000	84,000		
Reliance Bhavnagar Power Private Limited	17,000	17,000	17,000	17,000		
Sub Total	**34,000**	**183,163**	**173,163**	**190,163**		
In Units - Unquoted, fully paid up						
Reliance short Term Fund - Growth plan	16,800,000	14,300,000				
Total	**16,834,000**	**14,483,163**	**173,163**	**190,163**		

ANNEXURE – 9

LOANS AND ADVANCES, AS RESTATED

Amount In Rupees

Particulars	As at	As at				
	December 31, 2005	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
Advances recoverable in cash or in kind or for value to be received	16,858,307	19,013,307	27,547,176	31,024,271	36,863,049	10,050,501,029
Deposit	25,000	25,000	25,000	90,000	3,673,300	3,528,300
Advance tax payment	1,767			22,512		
Total	**16,885,074**	**19,038,307**	**27,572,176**	**31,136,783**	**40,536,349**	**10,054,029,329**

Auditor's Report

The Board of Directors
Reliance Thermal Energy Limited
3rd Floor, Maker Chamber IV
222, Nariman Point
Mumbai – 400 021

Dear Sirs,

1. We have examined the financial information of Reliance Thermal Energy Limited ('the Company'), as attached to this report stamped and initialed by us for identification and as approved by the Board of Directors of the Company, which has been prepared in accordance with Part II of Schedule II of the Companies Act, 1956 ('the Act') and the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 as amended from time to time ('the SEBI Guidelines') issued by the Securities and Exchange Board of India ('SEBI') on January 19, 2000 in pursuance to Section 11 of the Securities and Exchange Board of India Act, 1992 and related clarifications, and in accordance with your instructions dated January 11, 2006 requesting us to carry out work in connection with listing of Equity shares of Reliance Energy Ventures Limited..

2. We have examined the accounts of the Company for the financial year ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and period ended December 31, 2005 being the last date to which the accounts of the Company have been made up and audited for presentation to the members of the Company.

3. In accordance with the requirements of Paragraph B (1) of Part II of Schedule II to the Act, the SEBI Guidelines and our terms of reference with the Company dated January 11, 2006, requesting us to make this report for the purpose of the Information Memorandum as aforesaid, we report that:

   a) The restated assets and liabilities of the Company as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 1 to this report to be read together with notes appearing in Annexure 4 to this report.

   b) The Statement of Pre-operative Expenditure of the Company as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 2 to this report to be read together with notes appearing in Annexure 4 to this report.

   c) The restated cash flows of the Company for the financial year ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 are as set out in Annexure 3 to this report to be read together with notes appearing in Annexure 4 to this report.

   d) We have examined the following financial information relating to the Company and as approved by the Board of Directors for the purpose of inclusion in the Information Memorandum:

      i. The Company has not declared dividends during any financial year covered in this report hence the information regarding rates of dividend in respect of each class of shares in accordance with the paragraph 6.10.2.1(b) of the SEBI Guidelines have not been disclosed.

      ii. Accounting ratios as appearing in Annexure 5 to this report.

      iii. Capitalization statement as at December 31, 2005 as appearing in Annexure 6 to this report.

      iv. As per the information provided to us, there are no items falling under Tax Shelter, hence Tax Shelter statement as required by paragraph 6.10.2.7(i) of the SEBI Guideline have not been disclosed.

      v. Statement of details of secured and unsecured loans as appearing in Annexure 7 to this report.

      vi. Investments as at March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005 as appearing in Annexure 8 to this report.

vii. Statement of details of loans and advances as appearing in Annexure 9 to this report.

viii. The Company has not earned other income during the period ended March 31, 2001, March 31, 2002, March 31, 2003, March 31, 2004, March 31, 2005 and December 31, 2005; hence the information regarding details of other income in accordance with the paragraph 6.10.2.7(d) of the SEBI Guidelines have not been disclosed.

4. In our opinion the above financial information of the Company and notes attached to this report, after making adjustments and re-grouping as considered appropriate has been prepared in accordance with Part II of Schedule II of the Act and the SEBI Guidelines.

5. This report is intended solely for your information and for inclusion in the Information Memorandum in connection with the aforesaid listing of the equity shares and is not to be used, referred to or distributed for any other purpose without our prior written consent.

For Pramod Dhamankar & Co.
Chartered Accountants

Pramod Dhamankar
Proprietor
Membership No.: 34892

Mumbai: January 27, 2006

RELIANCE THERMAL ENERGY LIMITED

ANNEXURE – 1

STATEMENT OF ASSETS AND LIABILITIES, AS RESTATED

Amount In Rupees

	Particulars	As at	As at				
		December 31, 2005	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	**Fixed Assets**						
	Capital work-in-progress	**67,836,791**	**67,734,016**	**62,920,756**	**57,281,861**	**50,505,215**	**37,094,946**
B	**Investments**	**32,000**	**180,163**	**170,163**	**186,163**		
C	**Current Assets, Loans and Advances**						
	Current Assets						
	Cash and Bank balances	7,408	41,233	41,464	44,979	29,449	47,427
	Loans and Advances	6,422,162	6,420,162	6,385,162	10,184,342	9,661,706	5,398,028
	Total	**6,429,570**	**6,461,395**	**6,426,626**	**10,229,321**	**9,691,155**	**5,445,455**
D	**Current liabilities and Provisions**						
	Unsecured loan	73,779,307	73,290,618	68,265,892	66,226,508	59,125,188	33,601,465
	Current liabilities and Provisions	23,315	989,508	1,156,593	1,376,165	1,074,898	8,943,040
	Total	**73,802,622**	**74,280,126**	**69,422,485**	**67,602,673**	**60,200,086**	**42,544,505**
E	**Net worth (A+B+C-D)**	495,739	95,448	95,060	94,672	-3,716	-4,104
F	**Represented by:**						
	Paid-up share capital						
	- Equity share capital	500,000	100,000	100,000	100,000	2,000	2,000
	Less : Accumulated losses	-3,582	-3,582	-3,582	-3,582	-3,582	-3,582
	Total	**496,418**	**96,418**	**96,418**	**96,418**	**-1,582**	**-1,582**
G	**Less:**						
	Miscellaneous expenditure to the extent not written off or adjusted	679	970	1,358	1,746	2,134	2,522
H	**Net Worth (F-G)**	**495,739**	**95,448**	**95,060**	**94,672**	**-3,716**	**-4,104**

ANNEXURE – 2

STATEMENT OF PRE-OPERATIVE EXPENDITURE, AS RESTATED

Amount In Rupees

	Particulars	For the period ended on December 31, 2005	For the year ended on				
			March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	**Opening Balance**	67,734,016	62,920,756	57,281,861	50,505,215	37,094,946	9,472,160
	Add:						
B	**Expenditure incurred during the year**						
	Project Development expenses					4,846,059	13,224,556
	Professional fees					1,716,984	10,309,389
	Difference in exchange				-275	83,073	72,324
	Interest	79,343	4,806,368	5,615,577	6,526,987	5,243,371	2,821,660
	Office maintenance				31,975	191,856	154,472
	Electricity expenses				22,689	123,464	
	Rent			16,000	179,060	1,122,360	872,502
	Insurance premium				4,943	29,100	
	Business Promotion expenses					5,867	78,562
	Travelling expenses					24,127	9,731
	General expenses	2,231	394	530	4,679	17,820	72,552
	Audit fees	5,510	5,510	5,400	5,400	5,400	5,250
	Filing fees	15,400	600	1,000	800	400	1,400
	Miscellaneous expenditure written off	291	388	388	388	388	388
	Total	102,775	4,813,260	5,638,895	6,776,646	13,410,269	27,622,786
C	**Closing balance (A+B)**	67,836,791	67,734,016	62,920,756	57,281,861	50,505,215	37,094,946

ANNEXURE – 3

CASH FOW STATEMENT, AS RESTATED

Amount in Rupees

Particulars	Period ended on December 31, 2005	Year ended on March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A Cash Flow from Operating Activities						
Trade receivables	-2,000	-35,000	-1,263,820	546,364	-769,678	-4,898,029
Trade payables		110	-98	248	-8,300,095	4,541,694
Net Cash used in operating activities	**-2,000**	**-34,890**	**-1,263,918**	**546,612**	**-9,069,773**	**-356,335**
B Cash from Investing Activities						
Addition in Capital work-in-progress	-102,775	-4,813,260	-5,638,895	-6,776,646	-13,410,269	-27,622,786
Adjusted for :						
Interest paid	79,343	4,806,368	5,615,577	6,526,987	5,243,371	2,821,660
Miscellaneous expenses w/off	291	388	388	388	388	388
	-23,141	-6,504	-22,930	-249,271	-8,166,510	-24,800,738
Purchase of asset						
Purchase of Investments		-10,000		-195,663		
Sale of Investments	148,163		16,000	9,500		
Advance against share application money						
Paid				-1,069,000	-3,494,000	-500,000
Refunded			5,063,000			
Net Cash generated from investing activities	**125,022**	**-16,504**	**5,056,070**	**-1,504,434**	**-11,660,510**	**-25,300,738**
C Cash flow from Financing Activities						
Proceeds from share capital	400,000			98,000		
Long term borrowings	1,730,000		1,425,000	2,245,000	21,750,000	25,867,500
Long term borrowings repaid			-3,850,000	-300,000	-400,000	
Short term borrowings	1,000,000	1,300,000				
Short term borrowings repaid	-2,300,000					
Interest paid	-986,847	-1,248,837	-1,370,667	-1,069,648	-637,695	-171,518
Net Cash generated from financing activities	**-156,847**	**51,163**	**-3,795,667**	**973,352**	**20,712,305**	**25,695,982**
Net Increase/(Decrease) in Cash and Cash equivalents	-33,825	-231	-3,515	15,530	-17,978	38,909
Opening Balance of Cash and Cash equivalents	41,233	41,464	44,979	29,449	47,427	8,518
Closing Balance of Cash and Cash equivalents	7,408	41,233	41,464	44,979	29,449	47,427

ANNEXURE – 4

NOTES TO RESTATED STATEMENT OF PRE-OPERATIVE EXPENDITURE, RESTATED ASSET AND LIABILITIES AND RESTATED CASH FLOW STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2005

1. Significant Accounting Policies

   a. General

      (i) The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles and the provisions of the Companies Act, 1956 as adopted consistently by the Company.

      (ii) The Company follows mercantile system of accounting and recognizes income and expenditure on accrual basis.

   b. Fixed Assets

      Fixed Assets are stated at cost, less accumulated depreciation. All costs, including financing cost till commencement of commercial production, and adjustments arising from exchange rate variations relating to borrowings attributable to the fixed assets are capitalized.

   c. Depreciation

      Depreciation on fixed assets is provided on straight line method at the rates and in the manner prescribed in Schedule XIV of the Companies Act, 1956.

   d. Investments

      Long term investments are carried at cost and provision for diminution in value is made only if such decline is other than temporary in the opinion of the management.

   e. Foreign Currency Transaction

      (i) Transactions denominated in foreign currencies are recorded at the exchange rate prevailing at the time of the transaction.

      (ii) Monetary items denominated in foreign currencies at the year end and not covered by forward exchange contracts are recorded at year end rates and those covered by forward exchange contracts are recorded at the rate ruling at the date of transaction as increased or decreased by the proportionate difference between the forward rate and exchange rate on the date of transaction, such difference having been recognized over the life of the contract.

      (iii) Any income or expense on account of exchange difference either on settlement or on translation is recognized in the profit and loss account except in cases where they relate to the acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

   f. Pre-operative expenses

      All Expenditure including finance cost during construction / implementation of project are included under Capital work in progress and to be allocated to the fixed assets on commencement of commercial operations.

   g. Provision for Current and Deferred Tax

      Provision for current Income Tax is made on the taxable income under the Income Tax Act, 1961. Deferred tax arising on account of "timing difference" and which are capable of reversal in one or more subsequent periods, is recognized using the tax rates and tax laws that are enacted or substantively enacted. Deferred tax assets is recognized only to the extent there is reasonable certainty with respect to reversal of the same in future years as a matter of prudence.

   h. Provision, Contingent Liabilities and Contingent Assets

      Provisions involving substantial degree of estimation in measurement are recognized when there is a present obligation as a result of past events and its is probable that there will be an outflow of resources. Contingent Liabilities are not recognized but are disclosed in the notes. Contingent Assets are neither recognized nor disclosed in the financial statements.

2. All the equity shares of the Company were acquired by Reliance Industries Limited (RIL) on 9th August, 2005, pursuant to which the Company has become wholly owned subsidriay of RIL and further the Company has become wholly owned subsidiary of Reliance Energy Ventures Limited w.e.f. 21st December, 2005.

3. As the Company has not carried out any manufacturing activity during the year, information required under para 3 and 4 of schedule VI of the Companies Act, 1956 is given to the extent applicable.

4. There are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.

5. In accordance with Accounting Standard 22 " Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India, the company has no deferred tax assets or liabilities in accordance with Note.1 (g) above.

6. Related Party disclosures

a) Following are the names of related parties and description of relationship

Name of the party	With Effect From	Relationship
Mr. Anil D. Ambani	w.e.f. 25.07.2005 upto 09.08.2005	Person having control at anytime during the year
Reliance Industries Limited	w.e.f. 09.08.2005 upto 21.12.2005	Holding company
Reliance Energy Ventures Limited	w.e.f. 21.12.2005	
Reliance Industrial Investments and Holdings Limited	w.e.f. 09.08.2005	Fellow Subsidiary companies
Reliance Power Ventures Limited	w.e.f. 09.08.2005	
Reliance Ventures Limited	w.e.f. 09.08.2005	
Reliance Strategic Investments Limited	w.e.f. 09.08.2005	
Reliance Technologies LLC	w.e.f. 09.08.2005	
Reliance LNG Limited	w.e.f. 09.08.2005	
Gas Transport & Infrastructure Limited	w.e.f. 09.08.2005	
Reliance Brazil LLC	w.e.f. 09.08.2005	
Reliance Capital Ventures Limited	w.e.f. 11.08.2005	
Reliance Communication Ventures Limited	w.e.f. 11.08.2005	
Reliance Energy Ventures Limited	w.e.f. 09.08.2005 upto 21.12.2005	
Reliance Natural Resources Limited (formerly Global Fuel Management Services Limited)	w.e.f. 09.08.2005	
Reliance Patalganga Power Limited	w.e.f. 09.08.2005	
Hirma Power Limited	w.e.f. 09.08.2005	
Jayamkondam Power Limited	w.e.f. 09.08.2005	
Reliance Power Limited	w.e.f. 09.08.2005	
Reliance Industries (Middle East) DMCC	w.e.f. 09.08.2005	
Relene Petrochemicals Limited	w.e.f. 06.09.2005	
Reliance Infrastructure Limited	w.e.f. 01.10.2005	
Reliance Petroleum Limited	w.e.f. 24.10.2005	
Reliance Energy Limited	w.e.f. 01.09.2005	Associate Company

b) Following are the volume of transactions with related parties during the period and outstanding balances as at the end of the period.

Nature of transaction	Name of the Party	Opening balance as on 01.04.2005 Rs	Transaction during the period Rs	Balance outstanding as on 31.12.2005 Rs
Contribution to Equity share capital	Reliance Industries Limited		400,000	
Equity Share Capital (As Holding Company)	Reliance Energy Ventures Limited			500,000
Unsecured loan	Reliance Industries Limited	52,287,500	955,000	53,242,500
	Jayamkondam Power Limited		450,000	450,000
	Reliance Power Limited		145,000	145,000
	Reliance Patalganga Power Ltd.		180,000	180,000
Interest accrued and due	Reliance Industries Limited	19,700,269		19,700,269
Loans and Advances	Hirma Power Limited	6,420,162	2,000	6,422,162
Investments	Hirma Power Limited	21,163	-21,163	
	Jayamkondam Power Limited	26,000	-26,000	
	Reliance Patalganga Power Ltd.	82,000	-82,000	
Sale of Investments	Reliance Industries Limited		129,163	

ANNEXURE – 5

STATEMENT OF ACCOUNTING RATIOS

Amount in Rupees

	Particulars	For the period ended December 31, 2005	For the year ended on March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
1	**Earnings per Share**	**N.A.**	**N.A.**	**N.A.**	**N.A.**	**N.A.**	**N.A.**
	Profit after tax						
	No. of shares						
	Earnings per Share						
2	**Return on Net Worth**	**N.A.**	**N.A.**	**N.A.**	**N.A.**	**N.A.**	**N.A.**
	Profit after tax						
	Net worth						
	Return on Net Worth (%)						
3	**Net Asset Value**						
	Net Assets	495,739	95,448	95,060	94,672	-3,716	-4,104
	No. of shares	50,000	10,000	10,000	10,000	200	200
	Net Asset Value per share	**9.91**	**9.54**	**9.51**	**9.47**	**-18.58**	**-20.52**

Notes : Since the business of the Company is still in the pre-operative stage, no profit and loss account was prepared. Accordingly, no earnings per share and return on net worth data is provided.

RELIANCE THERMAL ENERGY LIMITED

ANNEXURE – 6

CAPITALISATION STATEMENT AS AT DECEMBER 31, 2005

Amount in Rupees

	Particulars	Pre Issue	Post Issue
A	**Borrowing**		
	Short Term Debt		
	Long Term Debt	73,779,307	73,779,307
	Total Debt	**73,779,307**	**73,779,307**
B	**Shareholders Fund:**		
	Equity share capital	500,000	500,000
	Less: Accumulated losses	-3,582	-3,582
	Total	**496,418**	**496,418**
	Debt - Equity ratio (A/B)	**148.62**	**148.62**

ANNEXURE – 7

SECURED AND UNSECURED LOANS, AS RESTATED

Amount in Rupees

	Particulars	As at	As at				
		December 31, 2005	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
A	**SECURED LOAN**	0	0	0	0	0	0
B	**UNSECURED LOAN**						
	From body corporates	73,717,769	53,587,500	52,287,500	54,712,500	52,767,500	31,417,500
	Interest accrued and due	61,538	19,703,118	15,978,392	11,514,008	6,357,688	2,183,965
	Total	**73,779,307**	**73,290,618**	**68,265,892**	**66,226,508**	**59,125,188**	**33,601,465**
	Above referred unsecured loan is received from following related parties						
	Reliance Industries Limited	72,942,769	71,987,769	68,265,892	66,226,508	59,125,188	33,601,465
	Reliance Power Limited	145,000					
	Jayamkondam Power Limited	450,000					
	Reliance Patalganga Power Limited	180,000					

ANNEXURE – 8

INVESTMENTS, AS RESTATED

Amount in Rupees

Investments [Long Term, Non-Trade, at Cost]	As at December 31,2005	As at March 31,2005	As at March 31,2004	As at March 31,2003	As at March 31,2002	As at March 31,2001
In Equity Shares - Unquoted, Fully Paid Up						
Hirma Power Limited		21,163	21,163	21,163		
Jayamkondam Power Limited		26,000	16,000	16,000		
Reliance Bhavnagar Power Private Limited	16,000	16,000	16,000	16,000		
Reliance Petroleum Retails Private Limited		9,500	9,500	9,500		
Reliance Delhi Power Private Limited				16,000		
Reliance Jamnagar Power Private Limited	16,000	16,000	16,000	16,000		
Reliance Patalganga Power Limited		82,000	82,000	82,000		
Wind River Farms Private Limited		9,500	9,500	9,500		
Total	32,000	180,163	170,163	186,163		

ANNEXURE – 9

LOANS AND ADVANCES, AS RESTATED

Amount in Rupees

Particulars	As at	As at				
	December 31, 2005	**March 31, 2005**	**March 31, 2004**	**March 31, 2003**	**March 31, 2002**	**March 31, 2001**
Advances recoverable in cash or in kind or for value to be received	6,422,162	6,420,162	6,385,162	4,572,162	5,118,526	4,348,848
Deposits				549,180	549,180	549,180
Advance against share application money				5,063,000	3,994,000	500,000
Total	**6,422,162**	**6,420,162**	**6,385,162**	**10,184,342**	**9,661,706**	**5,398,028**
Above referred loans and advances give to following related parties						
Advances recoverable in cash or in kind or for value to be received						
Hirma Power Limited	6,422,162	6,420,162	6,385,162	4,572,162	4,572,162	4,070,562
Advance against share application money						
Hirma Power Limited				5,063,000	3,994,000	500,000

GROUP COMPANIES FINANCIAL AND OTHER INFORMATION

The details of the listed companies and other Resulting Companies in the group are as under:

1. Reliance Energy Limited (REL)

Date of Incorporation:

REL was incorporated on October 1, 1929.

Principal Business:

REL is India's leading integrated power utility company in the private sector. It has a significant presence in generation, transmission and distribution of power in Maharashtra, Goa and Andhra Pradesh

Shareholding Pattern of REL as on December 31, 2005:

	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	102,919,963	50.97
B	Non Promoters holding	98,984,288	49.03
	Total	201,904,251	100.00

Board of Directors of REL:

Anil D. Ambani	Chairman & Managing Director
Satish Seth	Executive Vice Chairman
J. P. Chalasani	Director (Business Development)
S. C. Gupta	Director (Operations)
V. R. Galkar	Director
Gen V.P. Malik	Director
S. L. Rao	Director
Dr. Leena Srivastava	Director

Financial Performance of REL

Rs in Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005*
Sales & Other Income	2,759.29	3,582.70	4,592.55	3,383.43
PAT	162.33	367.08	520.14	480.47
Equity Capital	137.83	175.26	185.61	201.94
Reserves	2,425.67	4,935.71	5,586.27	NA
EPS(Rs.)	8.85	25.86	28.06	24.30
Book Value(Rs.)	186.13	291.79	310.32	NA

*As per the un-audited financial results published by REL for the nine months' period ended December 31, 2005

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of REL are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited GDR's of the company are listed at London Stock Exchange.

Monthly High & Low price of the Equity Shares of REL at BSE

Month	High (Rs)	Low (Rs)
August 2005	659.50	563.25
September 2005	614.00	533.00
October 2005	593.50	496.00
November 2005	611.25	515.00
December 2005	664.40	573.00
January 2006	700.60	585.20

Promise v/s Performance

In December 1993 REL made a public issue of 25,269,000 - 15% Secured Fully Convertible Debentures of Rs. 70 each, each of which was converted into one equity share of Rs. 10 each, at a premium of Rs. 60 each, for cash at par, aggregating to Rs. 1176.9 crores. REL simultaneously also made a rights issue of 28,851,760 fully convertible debentures of Rs. 60 each, each of which was converted into one equity share of Rs. 10 each at a premium of Rs. 50 each.

The following table compares the performance vis a vis the projections given in the Offer Document for the aforesaid issues.

Rs. in Crores

Year ended March 31,	1993-94		1994-95		1995-96	
	Projection	Performance	Projection	Performance	Projection	Performance
Total Income	920.61	1008.78	1046.49	1214.39	1138.07	1584.85
Profit After Tax	81.87	70.84	127.93	146.66	137.06	173.47
Earning per Share (Rs.)	14.19	12.28	11.44	13.13	12.26	15.00

1993-94: The variation between the projected and actual figures is attributable to the Provision for Taxation, which in Projected financials was Nil while Actual was Rs.49.60 crores.

The performance in 1994-95 and 1995-96, were higher than those projected, due to the benefits accrued as a result of the commissioning of the Company's Power Station at Dahanu.

Recent equity issue:

REL on July 21, 2005 had allotted 4,184,000 equity shares at the rate of Rs. 573 per equity shares (including a premium of Rs. 563) to a corporate body and five foreign institutional investors. REL on August 2, 2005 had also allotted 2,58,16,000 warrants at Rs. 573 per warrant (including a premium of Rs. 563) to AAA Project Ventures Private Limited. Each warrant when fully paid is entitled to one equity shares of REL.

2. **Reliance Capital Limited (RCL)**

Date of Incorporation:

RCL was incorporated on March 5, 1986

Principal Business:

RCL is a Non-Banking Financial Company (NBFC) registered with the Reserve Bank of India under Section 45-IA of the Reserve Bank of India Act, 1934.

Shareholding Pattern of RCL as on December 31, 2005:

Sr.	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	12,51,04,225	60.33
B	Non Promoters holding	8,22,62,020	39.67
	Total	207,366,245	100.00

Board of Directors of RCL

Anil D. Ambani	Chairman
Amitabh Jhunjhunwala	Director
Rajendra Chitale	Director
Udayan Bose	Director

Financial Performance of RCL

Rs. in Crores

Particulars	**2002-03**	**2003-04**	**2004-05**	**April 1, 2005 to December 31, 2005***
Sales & Other Income	458.78	356.79	295.69	329.69
PAT	102.63	105.79	105.81	252.02
Equity Capital	127.83	127.84	127.84	207.90
Reserves	1208.50	1271.84	1310.08	N.A
EPS (Rs.)	8.06	8.31	8.31	14.66
Book Value (Rs.)	104.97	109.96	112.95	N.A

*As per the un-audited financial results published by RCL for the nine months' period ended December 31, 2005

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of RCL are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

Monthly High & Low price of the Equity Shares of RCL at BSE

Month	**High (Rs)**	**Low (Rs)**
August 2005	496.50	421.00
September 2005	484.95	363.00
October 2005	409.70	327.10
November 2005	452.35	349.55
December 2005	473.00	415.00
January 2006	482.90	420.60

Promise v/s Performance:

In January 1995, RCL made a public issue of 42,857,200 equity shares of Rs. 10 each for cash at premium of Rs. 130 per share aggregating Rs. 600 crores.

In January 1995, RCL made a rights issue of 14,229,500 equity shares of Rs. 10 each for cash at premium of Rs. 40 per share aggregating Rs. 71.1 crores.

The following table compares the performance vis a vis the projections given in the Offer Document for the aforesaid issues.

(Rs. in Crores)

Year ended March 31,	**1995**		**1996**		**1997**	
	Projection	**Performance**	**Projection**	**Performance**	**Projection**	**Performance**
Total Income	107.00	106.57	398.00	217.55	537.00	222.86
Profit After Tax	46.00	46.37	119.00	110.92	138.00	101.51
Earning per Share (Rs.)	7.80	7.42	9.40	9.28	10.90	8.19
Dividend (%)	22	24	25	27	25	28

a) 1994-1995: There was no material variation between the projected and actual figures in this period.

b) 1995-1996: The variation between the projected and actual figures is attributable to tight money conditions impacting resource mobilization and depressed capital markets.

c) 1996-1997: The variation between the projected and actual figures is attributable to the continuing depressed conditions in the capital markets which affected resource mobilization and the overall volume of business; higher provisioning and write offs; and incidence of corporate tax consequent upon legislative amendments.

3. **Adlabs Films Limited (Adlabs)**

Date of Incorporation:

Adlabs was incorporated on November 30, 1987.

Principal Business:

Adlabs is engaged in the business of production, processing, exhibition, and overseas distribution of films.

Adlabs has processing facilities in Mumbai for, amongst other things, the processing of raw exposed films, color correction, editing and coping. Adlabs has invested in front-end processing laboratories in Chennai and Kolkata to cater to regional films. Adlabs' multiplex cinema division now operates 24 cinema screens in 6 multiplex complexes : one multiplex is wholly-owned, three are 50 : 50 joint ventures, and balance two are leased properties. Adlabs' through its wholly-owned subsidiary Entertainment One (India) Limited produces / co-produces, invests in and markets Indian-made feature films internationally.

On 24 May 2005 Adlabs made a preferential issue of 35 lakh equity shares of Rs. 5 each at a price of Rs. 150 per share to foreign institutional investors. On 8 August 2005, Adlabs issued on preferential basis 1,10,00,000 equity shares and 38,00,000 warrants to Reliance Land Private Limited.

Shareholding Pattern of Adlabs as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	1,80,55,000	50.15
B.	Non Promoters holding	1,79,45,750	49.85
	Total	3,60,00,750	100.00

Board of Directors of Adlabs

Manmohan Shetty	Chairman and Managing Director
Pooja Shetty	Executive Director
Berjis Desai	Non-executive Director
Karan Johar	Non-executive Director
Gautam Doshi	Non-executive Director
Shripal Morakhia	Non-executive Director

Financial Performance of Adlabs

Rs. in Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005*
Sales & Other Income	78.05	78.91	87.56	69.79
PAT	16.65	17.64	20.67	18.92
Equity Capital	10.75	10.75	10.75	18.00
Reserves	82.52	94.09	106.55	N.A.
EPS(Rs.)	7.75	8.21	9.61	6.28
Book Value(Rs.)	43.38	48.76	54.56	N.A.

*As per the un-audited financial results published by Adlabs for the nine months' period ended December 31, 2005

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of Adlabs are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

Monthly High & Low price of the Equity Shares of Adlabs at NSE

Month	High (Rs)	Low (Rs)
August 2005	379.0	293.0
September 2005	364.7	276.2
October 2005	323.4	250.0
November 2005	337.5	270.2
December 2005	392.0	316.2
January 2006	374.9	324.5

Promise v/s Performance

In December 2000, Adlabs made an initial public offering of 44 lakh equity shares of Rs. 5 each at a premium of Rs. 115/- per share amounting to Rs. 52.8 crores. The proceeds of the issue were used to establish the IMAX dome theatre and a 4-screen, 1,314 seat multiplex cinema in Mumbai and to upgrade its film processing facilities. IMAX dome theatre scheduled to be established in December 2000 was established in March 2001.

Reliance Capital Ventures Limited (RCAPVL)

Date of Incorporation:
RCAPVL was incorporated on January 17, 2005..

Principal Business:

Pursuant to the Scheme, the RCAPVL stands vested with the Financial Services Undertaking, as defined under the Scheme comprising, inter-alia equity shares in the operating companies viz. 6,00,89,966 Equity Shares of Rs. 10 each of Reliance Capital Limited; 2,55,00,175 Equity shares of Rs. 10 each of Reliance General Insurance Company Limited; and 5,00,175 Equity Shares of Rs. 10 each of RLIC Limited. Therefore, the main source of the Company's income will be from its investments in RCL, RGIL and RLIL. RCL is a Company whose equity shares are listed on BSE and NSE. The Equity shares of RGIL and RLIL are not listed on any Stock Exchange. None of these companies is a Subsidiary of RCAPVL.

Shareholding Pattern of RCAPVL as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	49 58 94 812	40.54
B.	Non Promoters holding	72 72 35 610	59.46
	Total	122 31 30 422	100.00

Board of Directors of RCAPVL

Anil D. Ambani – Chairman	Chairman
Amitabh Jhunjhunwala	Non-executive Director
S. P. Talwar	Non-executive Director
Rajendra P. Chitale	Non-executive Director

Financial Performance of RCAPVL

Rupees

Particulars	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	-	-
PAT	-	(254,088)
Equity Capital	1,00,000	5,00,000
Share Capital – pending allotment	-	12,23,13,04,220
Reserves	-	(2,54,088)
EPS(Rs.)	N.A.	(7.64)
Book Value(Rs.)	N.A.	N.A.

Details of listing and Highest & Lowest market price during the preceding six months:

In terms of the Scheme, the Equity Shares of RCAPVL shall be listed and/or admitted to trading on BSE and NSE. RCAPVL has completed all formalities for listing its Equity Shares on the above Stock Exchanges. It is expected that the Equity Shares of RCAPVL will be commence trading from February 21, 2006.

Promise v/s Performance

RCAPVL has not made any public issue.

Reliance Natural Resources Limited (RNRL)

Date of Incorporation:

RNRL was incorporated on March 24, 2000.

Principal Business:

Pursuant to the Scheme, Gas Based Energy Undertaking of RIL comprising inter-alia. 50,000 Equity Shares of Rs. 10 each of, constituting 100% of the paid up capital of Reliance Patalganga Power Limited, has been vested with the RNRL. Reliance Patalganga Power Limited is a subsidiary of the RNRL.

Shareholding Pattern of RNRL as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	49 58 94 812	40.54
B.	Non Promoters holding	72 72 35 610	59.46
	Total	122 31 30 422	100.00

Board of Directors of RNRL

Anil D. Ambani – Chairman	Chairman
Shri S L Rao	Non-executive Director
Shri Bakul Dolakia	Non-executive Director
Shri J L Bajaj	Non-executive Director

Financial Performance of RNRL

Rupees

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	-	-	-	8,688
PAT	(10,027	(8,259)	(8,858)	(29,095,084)
Equity Capital	100,000	100,000	100,000	500,000
Share Capital – pending allotment				6,115,652,110
Reserves	(26,263)	(34,522)	(43,380)	(29,138,464)
EPS(Rs.)	(0.50)	(0.41)	(0.44)	(437.22)
Book Value(Rs.)	7.21	6.55	5.66	N.A.

Details of listing and Highest & Lowest market price during the preceding six months:

In terms of the Scheme, the Equity Shares of RNRL shall be listed and/or admitted to trading on BSE and NSE. RNRL is in the process of listing its Equity Shares on the above Stock Exchanges.

Promise v/s Performance

RNRL has not made any public issue.

Reliance Communication Ventures Limited (RCoVL)

Date of Incorporation:

RCoVL was incorporated on July 15, 2004.

Principal Business:

Pursuant to the scheme, RCoVL has been vested with the Telecommunication Undertaking, comprising inter-alia equity shares in the operating companies viz. 900,000,000 equity shares of Re. 1 each, constituting 45.00% of the paid up capital, of Reliance Communications Infrastructure Limited, 3,192,585,350 equity shares of Re. 1 each, constituting 45.34% of the paid up capital,of Reliance Infocomm Limited, 7,095,130 equity shares of Rs. 10 each , constituting 35.60% of the paid up capital, and 45,000,000 preference shares of Re. 1 each of Reliance Telecom Limited and 69,524 equity sharesof US $ 0.05 each, constituting 3.98% of the paid up capital of World Tel Holding Limited (Bermuda). Therefore the RCoVL's main source of income will be the return from its investments in these companies. None of these companies is a subsidiary of the RCoVL.

Shareholding Pattern of RCoVL as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	49 58 94 812	40.54
B.	Non Promoters holding	72 72 35 610	59.46
	Total	122 31 30 422	100.00

Board of Directors of RCoVL

Anil D. Ambani – Chairman	Chairman
Prof. J Ramachandran	Non-executive Director
Shri S P Talwar	Non-executive Director

Financial Performance of RCoVL

Rupees

Particulars	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	-	-
PAT	-	-
Equity Capital	100,000	500,000
Share Capital – pending allotment	-	6,115,652,110
Reserves	-	147,83,42,66,930
EPS(Rs.)	-	849.62
Book Value(Rs.)	-	N.A.

Details of listing and Highest & Lowest market price during the preceding six months:

In terms of the Scheme, the Equity Shares of RCoVL shall be listed and/or admitted to trading on BSE and NSE. RCoVL is in the process of listing its Equity Shares on the above Stock Exchanges.

Promise v/s Performance

RCoVL has not made any public issue.

Other group companies

Apart from the above companies, the other material companies in the group are as under:

- Reliance Infocomm Limited
- Reliance Communication Infrastructure Limited
- Reliance Telecom Limited

The details of the above Companies, including their financials and material litigation and defaults, as may be applicable, will be disclosed in the Information Memorandum to be filed with the Stock Exchanges by Reliance Communication Ventures Limited, a Resulting Company which has been vested with the shareholding in the said companies, as part of demerger of Telecommunication Undertaking in terms of the Scheme and which is in the process of listing its shares.

MANAGEMENT DISCUSSION & ANALYSIS

Reliance Energy Ventures Limited was originally incorporated on July 3, 2000 under the Companies Act, 1956 as Reliance Terra Networks Private Limited. The name of the Company was thereafter changed to Reliance Entergy Private Limited on January 28, 2003. The status of the Company was changed to public limited company on July 25, 2005 and the name was thereafter changed to its present name Reliance Energy Ventures Limited on August 4, 2005.

Pursuant to the Scheme, the Company stands vested with the Coal Based Energy Undertaking, as defined under the Scheme, comprising, inter-alia equity shares in the operating companies viz.9,09,24,724 Equity Shares constituting 45.03% of the paid up capital of Reliance Energy Limited, 50,000 Equity Shares of Rs.10 each, constituting 100% of the paid up capital, of Reliance Power Limited, 4,23,268 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Hirma Power Limited, 50,000 Equity Shares of Rs. 10 each of, constituting 100% of the paid up capital of Jayamkondam Power Limited and 50,000 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Reliance Thermal Energy Limited. Therefore, the main source of the Company's income will be from these investments. Reliance Energy Limited (REL) is a Company whose equity shares are listed on BSE and NSE. The Equity shares of Reliance Power Limited; Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are not listed on any Stock Exchange. Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are Subsidiaries of the Company.

For details REL, RPL, HPL, JPL and RTEL please see – the Section titled "Key Investments".

Pursuant to the Scheme, the Company stands vested with the Coal Based Energy Undertaking, as defined under the Scheme, comprising, inter-alia equity shares in the operating companies viz.9,09,24,724 Equity Shares constituting 45.03% of the paid up capital of Reliance Energy Limited, 50,000 Equity Shares of Rs.10 each, constituting 100% of the paid up capital, of Reliance Power Limited, 4,23,268 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Hirma Power Limited, 50,000 Equity Shares of Rs. 10 each of, constituting 100% of the paid up capital of Jayamkondam Power Limited and 50,000 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Reliance Thermal Energy Limited. Therefore, the main source of the Company's income will be from these investments. Reliance Energy Limited (REL) is a Company whose equity shares are listed on BSE and NSE. The Equity shares of Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are not listed on any Stock Exchange. Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are Subsidiaries of the Company.

Details of the above referred Companies

Industry

The above investee companies primarily focus on Electricity business. Electricity is a significant driver of economic growth. Creation of world-class power infrastructure is a prerequisite for sustained development of the economy. The availability of reliable and quality power at competitive costs acts as a catalyst for rapid economic growth, spurring the creation of millions of jobs in agriculture, industry, trade and services. The domestic power sector is adversely affected by huge capacity shortages, high level of transmission, distribution and commercial losses, lack of grid discipline, excessive workforce, ageing networks, and lack of commercial orientation. It is against this backdrop that the Electricity Act, 2003, the single most important piece of legislation for the domestic power sector, came in to force in June 2003. The Act aims at liberalizing the power sector, by creating a vibrant and progressive legislative framework to facilitate India's economic growth. The Act provides a comprehensive and flexible legislative framework for the development of the sector, and envisages a gradual shift towards a competitive market in the power sector. The Central Government has followed the enactment of the Electricity Act with other major reform initiatives during the period under review, which include:

- Thrust on capacity creation in generation (100,000 MW thermal and 50,000 MW hydro initiatives)
- Notification of National Electricity Policy and National Tariff Policy
- Issue of Guidelines for Determination of Tariff by Bidding Process for Procurement of Power by distribution licensees
- Notification of Constitution and Functions of National Load Dispatch Centre
- Notification of rules regarding credit worthiness, capital adequacy and code of conduct for distribution licensees
- Launch of nation-wide Rural Electricity Infrastructure and Household Electrification Programme- Rajiv Gandhi Gramin Vidyutikaran Yojana

The Government has also formulated a roadmap for increased participation by the private sector in the power industry leading to the development of the national power sector. The objective of Government of India's Vision 2012 is 'Quality and affordable power for all by 2012'.

Reliance Energy Limited (REL)

Reliance Energy Limited, formerly known as BSES Limited, was incorporated on October 1, 1929. The Equity shares of REL are listed on BSE and NSE.

REL is India's leading integrated power utility Company in the private sector. It has a significant presence in generation, transmission and distribution of power in Maharashtra, Goa and Andhra Pradesh. REL also provide a portfolio of value-added services in electrical contracting, engineering, procurement and construction contracts.

REL and its affiliate companies generate about 941 MW electricity from following power plants (i) 2x250 MW multi fuel based thermal power station at Dahanu near Mumbai (ii) 7.59 MW Wind Farm at Jogimatti in the district of Chitradurga in Karnataka (iii) 220 MW combined cycle power plant at Samalkot in Andhra Pradesh (iv) 165 MW combined cycle power station at Kochi, Kerala, and (v) 48 MW naptha based combined cycle power plant at Goa.

REL, holds a licence from the State government of Maharashtra to distribute electricity in the suburbs and surrounding areas of Mumbai. The Licence is valid until 2011. REL has applied for an extension to its licence until 2021. REL is the major supplier to consumers of electricity up to 1,000 KVA within its licensed area. The Mumbai area which covers 384 sq km with a population of approximately 9 million, accounts for approximately 2.4 million customers as at 31 March 2005.

REL's EPC and Contracts Division undertakes engineering, procurement and construction contracts on a turnkey basis, and other value added services for major public and private sector projects both in India and abroad

REL has significant interests in two distribution companies, being 51:49 joint ventures between REL and Delhi Power Company Limited, a Government of the National Capital Territory of Delhi entity, which collectively account for 1.7 million customers in a geographic area of 900 square kilometres with an estimated population of about 7 million. REL also has interests in three distribution companies, being 51:49 joint ventures between REL and State Government of Orissa, which collectively account for approximately 0.8 million customers in a geographic area of 123,000 sq km. REL also has significant interests in BSES Kerala Power Limited, which has a 165 MW naptha based combined cycle power station at Kochi in Kerala. Some of these companies have incurred huge losses and/or are facing cash flow constraints. If significant losses are incurred consistently by these companies or the companies are not able to resolve cash flow issues affecting them, the value of REL's investment in them could substantially be eroded. Reliance Energy Generation Limited (REGL), a 50:50 joint venture between REL and other Reliance Anil Dhirubhai Ambani Group companies, as approved by the Board of Directors of REL in 2005, has announced setting up in phases of a gas based 5600 MW power generation project in Dhirubhai Ambani Energy City, near Dadri, Ghaziabad district, Uttar Pradesh. The project is in the planning stage. REGL's 100% subsidiary viz. Maharashtra Energy Generation Limited has announced setting up of a 4000 MW (with initial phase of 1400 MW) gas based power generation project in Shahapur, Raigad district, Maharashtra. The project is in the planning stage.

Shareholding Pattern of REL as on December 31, 2005 is set forth below:

	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	102,919,963	50.97
B	Non Promoters holding	98,984,288	49.03
C	Grand Total	201,904,251	100

Board of Directors

The Board of Directors of REL is set forth below:

Anil D. Ambani	Chairman & Managing Director
Satish Seth	Executive Vice Chairman
J. P. Chalasani	Director (Business Development)
S. C. Gupta	Director (Operations)
V. R. Galkar	Director
Gen V.P. Malik	Director
S. L. Rao	Director
Dr. Leena Srivastava	Director

Financial Performance of REL:

Rs Crore

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	2759	3583	4593	3,383.43
PAT	162	367	520	480.47
Equity Capital	138	175	186	201.94
Reserves	2426	4936	5586	-
EPS(Rs.)	9	26	28	24.30
Book Value(Rs.)	186.13	291.79	310.32	-

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of REL are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited

Monthly High & Low price of the Equity Shares of REL at BSE

Month	High (Rs)	Low (Rs)
August 2005	659.50	563.25
September 2005	614.00	533.00
October 2005	593.50	496.00
November 2005	611.25	515.00
December 2005	664.14	573.00
January 2006	700.60	585.20

Reliance Power Limited (RPL)

Date of Incorporation : May 6, 1994

Principal Business : RPL was incorporated with main objects relating to Generation and Distribution of Power, however the company has not yet commenced revenue operations.

Shareholding Pattern of RPL as on December 31, 2005 is set forth below:

	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	50,000	100
B	Non Promoters holding	-	-
C	**Grand Total**	50,000	100

Board of Directors

The Board of Directors of RPL is set forth below:

- Virendra K. Gandhi
- K. G. Ramanathan
- Dr. D.V. Kapur
- Yogesh J. Desai
- Balasubramanian

Financial Performance of RPL:

(Amount in Rs)

Particulars	2002-03	2003-04	2004-05
Sales & Other Income	-	-	-
PAT	-	-	-
Equity Capital	5,00,000	5,00,000	5,00,000
Reserves	3,051	3,051	3,051
EPS(Rs.)	-	-	-
Book Value(Rs.)	10.06	10.06	10.06

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of RPL are not listed at any Stock Exchange.

Hirma Power Limited (HPL)

Date of Incorporation : December 27, 1995

Principal Business : HPL was incorporated with main objects relating to Generation and Distribution of Power, however the company has not yet commenced revenue operations.

Shareholding Pattern of HPL as on December 31, 2005 is set forth below:

	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	4,23,268	100
B	Non Promoters holding	-	-
C	Total	4,23,268	100

Board of Directors

The Board of Directors of HPL is set forth below:

- K. S. Sundara Raman
- Subramaniam
- Sanjay Punkhia
- J. P. Chalasani

Financial Performance of HPL:

The company has not yet commenced revenue operations

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of HPL are not listed at any Stock Exchange.

Jayamkondam Power Limited (JPL)

Date of Incorporation : August 19, 1998

Principal Business : JPL was incorporated with main objects relating to Generation and Distribution of Power, however the company has not yet commenced any major revenue operations.

Shareholding Pattern of as on as on December 31, 2005 is set forth below:

	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	50,000	100
B	Non Promoters holding	-	-
C	Grand Total	50,000	100

Board of Directors

The Board of Directors of JPL is set forth below:

- S.Appaswami
- N.Rangarajarathinam
- V.Subramaniam
- Atul Kumar Tandon
- J. P. Chalasani

Financial Performance of JPL:

The company has not yet commenced revenue operations

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of JPL are not listed at any Stock Exchange.

Reliance Thermal Energy Limited (RTEL)

Date of Incorporation	:	October 1, 1997
Principal Business	:	RTEL was incorporated with main objects relating to Generation and Distribution of Power, However the company has not yet commenced any major revenue operations.

Shareholding Pattern of RTEL as on December 31, 2005 is set forth below:

	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	50,000	100
B	Non Promoters holding	-	-
C	Grand Total	50,000	100

Board of Directors

The Board of Directors of RTEL is set forth below:

- Subramaniam
- K .S. Sundara Raman
- Surendra Pipara
- Samir Raval

Financial Performance of RTEL:

The company has not yet commenced revenue operations

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of RTEL are not listed at any Stock Exchange.

OUTSTANDING LITIGATION AND MATERIAL DEVELOPMENTS

Except as described below, in relation to the persons named as Promoters, to the best of knowledge of the Company, there are no outstanding material litigations against or any disputes, tax liabilities, non payment of statutory dues, overdues to banks / financial institutions, defaults against banks / financial institutions, defaults in dues towards instrument holders like debenture holders, fixed deposits and arrears on cumulative preference shares issued by the Company, defaults in creation of full security as per terms of issue/ other liabilities, proceedings initiated for economic/ civil/ any other offences (including past cases where penalties may or may not have been awarded and irrespective of whether they are specified under paragraph (i) of part 1 of Schedule XIII of the Companies Act, 1956), no disciplinary action has been taken by SEBI / Stock Exchanges against the Company, its Directors, its promoters, and the companies/firms promoted by the Promoters.

1. Pending litigation in which Promoters were associated:

For Non Conversion of the Optionally Fully Convertible Debentures (OFCDs) issued by the erstwhile Reliance Polypropylene Limited, Santosh Tyagi, a holder of OFCDs filed a Criminal Case No. 14 of 1995 before the Special Court for Economic Offences, Jaipur, under Section 63 of the Companies Act alleging false statements alleged to have been made in the prospectus pertaining to issue of the OFCDs. The Special Court has taken cognizance of the offence alleged and issued summons interalia to Anil Ambani. Against the Order taking cognizance, the Accused have filed a Revision before the Sessions Court which is pending disposal.

For Non Conversion of the Optionally Fully Convertible Debentures of the erstwhile Reliance Polyethylene Limited, Jairam Jangid has filed a Criminal Case No. 60 of 1998 before the Special Court for Economic Offences, Jaipur, under Section 63 of the Companies Act alleging false statements alleged to have been made in the prospectus pertaining to issue of the OFCDs. The Special Court has taken cognizance and issued summons interalia to Anil Ambani. The High Court of Rajasthan at Jaipur, pending the disposal of the Petition filed by Anil Ambani for quashing the prosecution, has stayed the proceedings before the Special Court.

For the alleged non transfer of 200 shares of erstwhile Reliance Petroleum Limited, on a Complaint filed by one Shri Bharat Bhushan Singh, the Chief Judicial Magistrate, Patna, has taken cognizance of the offences alleged and issued summons, interalia, Anil Ambani under Section 403 and 420 read with section 120-B of Indian Penal Code. Pending the disposal of a Petition filed by the Accused for quashing the prosecution, the Hon'ble Patna High Court, has stayed the Criminal proceedings before the Chief Judicial Magistrate, Patna.

2. Reliance Capital Limited:

Dhyan Investments and Trading Company Limited ("Dhyan" for short) incorporated on 17th May 1991, was a wholly owned subsidiary of Reliance Capital Limited (then known as Reliance Capital and Finance Trust Limited) between January 1992 and January 1993. Since January 1993 Reliance Capital Limited ceased to hold any shares in Dhyan. By an Order dated 17.01.2001 the Special Court in a Misc. Petition No. 74 of 1995 filed by Canfina against Citibank, Hiten Dalal, Dhyan and two officers of Canfina ("Defendants" for short) interalia held the Defendants jointly and severally were liable to pay to Canfina a sum of Rs.22.12 Crores alongwith interest thereon in connection with certain transactions pertaining to Canpremium and Candouble securities which had been transacted in May 1992. The Appeals preferred by Citibank, Hiten Dalal, Dhyan and one Officer of Canfina in the Supreme Court have been admitted and are pending disposal. Citibank has deposited the entire decretal amount with Canara Bank to secure the decree. CBI has alleged criminal conspiracy among Hiten Dalal, Dhyan, two officers of Canfina and two officers of Citibank arising out of the facts alleged in the above Petition and filed a case in the Special Court. No charges have been framed. By a Notification dated 20.11.2001, Dhyan was notified under Section 3(2) of the Special Court Act, 1992. Dhyan has filed before the Special Court a Misc. Petition No. 25 of 2001 challenging the said notification and applied for being denotified. The said Petition is pending disposal.

3. Reliance Energy Limited:

From time to time, REL experiences routine litigation and disputes with counter parties in its normal course of business, which are typical that are experienced by power utilities. However, REL believes that none of such pending routine litigation or disputes either individually or in the aggregate will have a material adverse effect on the business or financial condition or results of operation of the company. However the Major pending litigation, which will also not have any material adverse effect on the business or financial condition of the Company, are summarized below:

Standby Charges.

From the year 1998, a dispute over sharing of standby charges payable to MSEB is pending between REL and The Tata Power Company Limited (TPC). On remand by the Hon'ble Supreme Court, The Maharashtra Electricity Regulatory Commission (MERC) by its Order dated 31st May 2004 decided the issue and directed REL and TPC to share the same in the ratio of 23:77 and further directed TPC to refund Rs. 322 crore to REL i.e the excess amount paid/deposited by REL. REL and TPC has challenge the said order of MERC by filing first Appeal before the Appellate Tribunal for Electricity. Appeals are pending.

TPC License interpretation.

It is the contentions of REL that TPC has no license to supply electricity to retail consumers. MERC by its Order dated 3rd July 2003 has held that TPC has a license to supply to all consumers but has restrained TPC from supplying electricity to new consumers whose maximum demand is less than 1000 KVA till level playing field is created. The said Order has been challenged by REL and also by TPC by filing Appeal before the Appellate Tribunal for Electricity. Appeals are pending.

Take or pay and additional energy charges.

TPC in March 2002 has filed a petition before MERC claiming Rs. 125 crore from REL towards "Take or Pay and Additional Energy Charges" pursuant to Principle of Agreement dated 31st January 1998. REL is of the view that this amount is not payable to TPC. The Petition is pending before MERC.

Rebate Issues.

To retain high value consumers and prevent their migration to TPC ,REL offered to its consumers certain rebate with effect from 1998. TPC challenged the decision of REL and filed a petition before MERC. MERC by its Order dated 20th February 2004 disallowed such rebate and treated this rebate of Rs. 350 crore as a notional income while computing the Aggregate Revenue Requirement for the period FY 1998 to FY 2004. REL has challenged the said Order by filing Appeal before the Appellate Tribunal for Electricity. The said Appeal is admitted and pending for hearing.

Flue Gas Desulphurization (FGD) at DTPS.

As directed by the Dahanu Taluka Environment Protection Authority (DTEPA) REL is in process of putting FGD plant at its Dahanu Thermal Power Station. For due compliance of the said Order of DTEPA, the Company was directed by the Bombay High Court to give a Bank Guarantee of Rs. 100 crore to Bombay High Court. REL has given the said Bank Guarantee.

Following is the summary position of pending litigation matters in respect of Income tax:

(a) Appeals pending at Income Tax Appellate Tribunal (ITAT):

Assessment Year 1988-89: Appeal involving aggregate amount of Rs.2.53 crores and tax impact of Rs.0.19 crores; Assessment Year 1991-92: Total four Appeals involving aggregate amount of Rs.21.86 crores & tax impact of Rs.11.31 crores; Assessment Year 1993-94: Total seven Appeals involving aggregate amount of Rs.52.76 crores & tax impact of Rs.27.31 crores; Assessment Year 1994-95: Total eight Appeals involving aggregate amount of Rs.101.22 crores & tax impact of Rs.52.38 crores; Assessment Year 1995-96: Total eight Appeals involving aggregate amount of Rs.153.25 crores & tax impact of Rs.70.50 crores; Assessment Year 1996-97: Total five Appeals involving aggregate amount of Rs.14.28 crores & tax impact of Rs.6.58 crores; Assessment Year 1997-98: Total four Appeals involving aggregate amount of Rs.33.66 crores & tax impact of Rs.14.47 crores; Assessment Year 1998-99: Total nine Appeals involving aggregate amount of Rs.52.18 crores & tax impact of Rs.0.08 crores; Assessment Year 1999-00: Total twelve Appeals involving aggregate amount of Rs.52.83 crores & tax impact of Rs.25.46 crores; Assessment Year 2000-01: Total ten Appeals involving aggregate amount of Rs.177.51 crores & tax impact of Rs.67.98 crores; Assessment Year 2001-02: Total thirteen Appeals involving aggregate amount of Rs.102.69 crores & tax impact of Rs.39.80 crores; and Assessment Year 2002-03: Total two Appeals involving tax impact of Rs.0.10 crores.

(b) Appeals pending at CIT (A) :

Assessment Year 2002-03: Total fourteen Appeals involving aggregate amount(addition/disallowance) of Rs.604.15 crores & tax impact of Rs.39.87 crores; and Assessment Year 2003-04: Total fifteen Appeals involving aggregate amount of Rs.360.33 crores & tax impact of Rs.19.92 crores.

(c) Appeals pending at High Court :

Assessment Year 1978-79: Total two Appeals involving aggregate amount of Rs.1.06 crores; Assessment Year 1979-80: Appeal involving aggregate amount of Rs.5.36 crores; Assessment Year 1980-81: Total two Appeals involving aggregate amount of Rs.4.08crores; and Assessment Year 1983-84: Total two Appeals involving aggregate amount of Rs 0.52 crores.

4. Other group companies

Apart from the above companies, the other material companies in the group are as under:

- Reliance Infocomm Limited
- Reliance Communication Infrastructure Limited
- Reliance Telecom Limited

Details of material litigation and defaults of the above Companies, as may be applicable, will be disclosed in the Information Memorandum to be filed with the Stock Exchanges by Reliance Communication Ventures Limited, a Resulting Company which has been vested with the shareholding in the said companies, as part of demerger of Telecommunication Undertaking in terms of the Scheme and which is in the process of listing its shares.

GOVERNMENT APPROVALS

No government license / approval is required by the Company to carry on its activity.

Authority for the Scheme

The Honorable High Court of Judicature at Bombay, by its Order dated December 9, 2005 has approved the Scheme of Arrangement between Reliance Industries Limited ("RIL") and Reliance Capital Ventures Limited, Reliance Energy Ventures Limited (REVL), Global Fuel Management Services Limited (since renamed as Reliance Natural Resources Limited), and Reliance Communication Ventures Limited and their respective shareholders and creditors (the "Scheme").

Prohibition by SEBI

The Company, its directors, its promoters, other companies promoted by the promoters and companies with which the Company's directors are associated as directors have not been prohibited from accessing the capital markets under any order or direction passed by SEBI.

Caution

The Company accepts no responsibility for statements made otherwise than in the Information Memorandum or in the advertisements to be published in terms of Clause 8.3.5.4 of SEBI (DIP) Guidelines, 2000 or any other material issued by or at the instance of the Company and anyone placing reliance on any other source of information would be doing so at his or her own risk. All information shall be made available by the Company to the public and investors at large and no selective or additional information would be available for a section of the investors in any manner.

Disclaimer Clause of the BSE

As required, a copy of this Information Memorandum has been submitted to BSE. The BSE has vide its letter dated September 9, 2005, has approved the said Scheme under Clause 24(f) of the Listing Agreement and by virtue of that approval the BSE's name in this Information Memorandum has been incorporated as one of the Stock Exchanges on which the Company's securities are proposed to be listed.

The BSE does not in any manner:

- warrant, certify or endorse the correctness or completeness of any of the contents of this Information Memorandum; or
- warrant that this Company's securities will be listed or will continue to be listed on the BSE; or
- take any responsibility for the financial or other soundness of this Company, its promoters, its management or any scheme or project of this Company;

and it should not for any reason be deemed or construed to mean that this Information Memorandum has been cleared or approved by the BSE. Every person who desires to apply for or otherwise acquire any securities of this Company may do so pursuant to independent inquiry, investigation and analysis and shall not have any claim against the BSE whatsoever by reason of any loss which may be suffered by such person consequent to or in connection with such subscription/ acquisition whether by reason of anything stated or omitted to be stated herein or for any other reason whatsoever.

Disclaimer Clause of the NSE

As required, a copy of this Information Memorandum has been submitted to NSE. The NSE has vide its letter dated September 9, 2005, has approved the said Scheme under Clause 24(f) of the Listing Agreement and by virtue of that approval the NSE's name in this Information Memorandum has been incorporated as one of the Stock Exchanges on which the Company's securities are proposed to be listed.

As required, a copy of the Information Memorandum has been submitted to NSE. It is to be distinctly understood that it should not in any way be deemed or construed that this Information Memorandum has been cleared or approved by NSE; nor does it in any manner warrant, certify or endorse the correctness or completeness of any of the contents of the Information Memorandum; nor does it warrant that our securities will be listed or will continue to be listed on the NSE; nor does it take any responsibility for the financial or other soundness of this Company, its promoters, its management or any scheme or project of this Company.

Every Person who desires to acquires any of our securities may do so pursuant to independent inquiry, investigation and analysis and shall not have any claim against NSE whatsoever by reason of any loss which may be suffered by such Person consequent to or in connection with such subscription/acquisition whether by reason of anything stated or omitted to be stated herein or any other reason whatsoever.

Filing

Copies of this Information Memorandum have been filed with BSE and NSE on February 13, 2006.

Listing

Application will be made to BSE and NSE for permission to deal in and for an official quotation of the Equity Shares of the Company. The Company has nominated BSE as the Designated Stock Exchange for the aforesaid listing of the shares.

The Company shall ensure that all steps for the completion of necessary formalities for listing and commencement of trading at all the Stock Exchanges mentioned above.

Demat Credit

The Company has executed Agreements with NSDL and CDSL for admitting its securities in demat form. On January 27, 2006 the Company made allotment of the equity shares and such shares were allotted in demat form to those shareholders who have provided necessary details to the Company and/or who were holding their shares in RIL in demat form, as on the Record Date.

Dispatch of Share Certificates

Upon allotment of Shares to eligible shareholders pursuant to the Scheme on January 27, 2006, the Company dispatched share certificates to those shareholders who were holding shares in RIL in physical form, as on the Record Date.

Expert Opinions

Save as stated elsewhere in this Information Memorandum, we have not obtained any expert opinions.

Previous rights and public issues

The Company has not made any public or rights issue since incorporation.

Commission and brokerage on previous issues

Since the Company has not issued shares to the public in the past, no sum has been paid or has been payable as commission or brokerage for subscribing to or procuring or agreeing to procure subscription for any of the Equity Shares since its inception.

Companies under the Same Management

There is no company under the same management within the meaning of erstwhile Section 370 (1B) of the Companies Act.

Promise vis-à-vis performance

This is for the first time the Company is getting listed on the Stock Exchange

Outstanding debentures or bonds and redeemable preference shares and other instruments issued by the issuer Company

There are no outstanding debentures or bonds and redeemable preference shares and other instruments issued by the Company.

Stock Market Data for Equity shares of the Company

Equity shares of the Company are not listed on any stock exchanges. The Company is seeking approval for listing of its shares through this Information Memorandum

Disposal of Investor Grievances

Karvy Computershare Private Limited (Karvy) are the Registrars and Transfer Agents of the Company. Karvy has set up 18 Investor Relation Centres (IRCs) across the country to accept the documents/requests/complaints from the investors/shareholders of the Company.

The letters that are accepted at the IRCs are forwarded to the Central Processing Unit of Karvy's Hyderabad office. Documents/Letters are also received from the Investors directly at Hyderabad by courier/post.

All documents are received at the inward department, where the same are classified based on the nature of the queries/actions to be taken and coded accordingly. The documents are then electrnonically captured before forwarding to the respective processing units.

The documents are processed by professionally trained personnel. Subsequent to the completion of the process the documents are scrutinized thoroughly by independent firm(s) of Chartered Accountants appointed by the company.

The company has set up service standards for each of the various processors involved such as effecting the transfer/dematerialisation of securities/change of address ranging from 3-7 days. Karvy maintains an agewise analysis of the process to ensure that the standards are duly adhered to.

The Company has appointed Abhijit Banerjee, Deputy Company Secretary as the Compliance Officer and he may be contacted in case of any problems. He can be contacted at the following address:

Abhijit Banerjee
Reliance Energy Ventures Limited,
H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 0710.
Telephone: 022-3038 6010
Fax: 022- 3037 6622
Email : abhijit.banerjee@rel.co.in

"ADA" means Anil Dhirubhai Ambani, son of late Dhirubhai H. Ambani.

"ADA Group" means ADA and his Affiliates and the term "ADA Group Members" shall mean any one of them.

"Affiliate" of ADA or ADA Group means and includes:

a. ADA, his wife, his lineal and blood descendants, spouses of such lineal and blood descendants and children and grand children including step or adoptive, family trusts and Hindu Undivided Family; and

b. Any company, firm, body corporate, association of persons, associates or other entity controlled, directly or indirectly by ADA or ADA Group as the case may be.

21. TRANSFER AND TRANSMISSION OF SHARES

(a) The Company shall keep a "Register of Transfers" and shall have recorded therein fairly and distinctly particulars of every transfer or transmission of any Share, Debenture or other Security held in a material form.

(b) Every instrument of transfer of Shares shall be in writing in the usual common form or in such form as may be prescribed under Section 108 of the Act and shall be delivered to the Company within such time as may be prescribed under the Act.

(c) (i) An application for the registration of a transfer of the Shares in the Company may be made either by the transferor or the transferee.

(ii) Where the application is made by the transferor and relates to partly paid Shares, the transfer shall not be registered unless the Company gives notice of the application to the transferee and the transferee makes no objection to the transfer within two weeks from the receipt of the notice.

(d) Every such instrument of transfer shall be executed both by the transferor and the transferee and attested and the transferor shall be deemed to remain the holder of such Share until the name of the transferee shall have been entered in the Register of Members in respect thereof.

(e) The Board shall have power on giving not less than seven days previous notice by advertisement in a newspaper circulating in the city, town or village in which the Office of the Company is situated to close the transfer books, the Register of Members and/or Register of Debenture-holders at such time or times and for such period or periods, not exceeding thirty days at a time and not exceeding in the aggregate forty-five days (45) in each year, as it may deem expedient.

(f) Subject to the provisions of Sections 111 and 111A of the Act, or any statutory modification of the said provisions for the time being in force and any other Requirements of Law, the Board may, at its own absolute and uncontrolled discretion and without assigning any reason, decline to register or acknowledge any transfer of Shares and in particular may so decline in any case in which (i) the proposed transferee is a Person who is not permitted by any applicable law, regulation or guideline or any Requirements of Law, to acquire securities of the Company or (ii) if the Company has a lien upon the Shares or any of them or (iii) whilst any moneys in respect of the Shares desired to be transferred or any of them has remained unpaid or not or unless the transferee is approved by the Board and such refusal shall not be affected by the fact that the proposed transferee is already a Member. But in such cases it shall, within one (1) month from the date on which the instrument of transfer was lodged with the Company send to the transferee and the transferor notice of refusal to register such transfer. The registration of a transfer shall be conclusive evidence of the approval of the Board of the transferee.

Provided that registration of a transfer shall not be refused on the ground of the transferor being either alone or jointly with any other Person or Persons indebted to the Company on any account whatsoever except where the Company has a lien on Shares.

(g) Subject to the provisions of the Act and these Articles, the Directors shall have the absolute and uncontrolled discretion to refuse to register a Person entitled by transmission to any Shares or his

nominee as if he were the transferee named in any ordinary transfer presented for registration, and shall not be bound to give any reason for such refusal and in particular may also decline in respect of Shares upon which the Company has a lien.

(h) Transfer of Shares in whatever lot should not be refused, though there would be no objection to the Company refusing to split a share certificate into several scrips of any small denominations or to consider a proposal for transfer of Shares comprised in a share certificate to several Members, involving such splitting, if on the face of it such splitting/transfer appears to be unreasonable or without a genuine need. The Company should not, therefore, refuse transfer of Shares in violation of the stock exchange listing requirements on the ground that the number of Shares to be transferred is less than any specified number.

(i) In the case of the death of any one or more of the Members named in the Register of Members as the joint-holders of any Share, the survivors shall be the only Member or Members recognized by the Company as having any title to or interest in such Share, but nothing herein contained shall be taken to release the estate of a deceased joint-holder from any liability on Shares held by him jointly with any other Person.

(j) The Executors or Administrators or holder of the Succession Certificate or the Legal Representatives of a deceased Member, (not being one of two or more joint-holders), shall be the only Members recognized by the Company as having any title to the Shares registered in the name of such Member, and the Company shall not be bound to recognize such Executors or Administrators or holders of Succession Certificate or the Legal Representatives unless such Executors or Administrators or Legal Representatives shall have first obtained Probate or Letters of Administration or Succession Certificate, as the case may be, from a duly constituted court in the Union of India, provided that the Board may in its absolute discretion dispense with production of Probate or Letters of Administration or Succession Certificate, upon such terms as to indemnity or otherwise as the Board may in its absolute discretion deem fit and may under these Articles register the name of any Person who claims to be absolutely entitled to the Shares standing in the name of a deceased Member, as a Member.

(k) The Board shall not knowingly issue or register a transfer of any share to a minor or insolvent or Person of unsound mind.

(l) Subject to the provisions of Articles, any Person becoming entitled to Shares in consequence of the death, lunacy, bankruptcy of any Member or Member, or by any lawful means other than by a transfer in accordance with these Articles, may with the consent of the Board, (which it shall not be under any obligation to give), upon producing such evidence that he sustains the character in respect of which he proposes to act under this Article, or of his title, as the Board thinks sufficient, either be registered himself as the holder of the Shares or elect to have some Person nominated by him and approved by the Board, registered as such holder; provided nevertheless, that if such Person shall elect to have his nominee registered, he shall testify the election by executing in favour of his nominee an instrument of transfer in accordance with the provisions herein contained and until he does so, he shall not be freed from any liability in respect of the Shares.

(m) A Person becoming entitled to a Share by reason of the death or insolvency of a Member shall be entitled to the same Dividends and other advantages to which he would be entitled if he were the registered holder of the Shares, except that he shall not, before being registered as a Member in respect of the Shares, be entitled to exercise any right conferred by membership in relation to meetings of the Company; PROVIDED THAT the Directors shall, at any time, give notice requiring any such Person to elect either to be registered himself or to transfer the Shares, and if the notice is not complied with within ninety days, the Directors may thereafter withhold payment of all Dividends, bonuses or other moneys payable in respect of the Shares until the requirements of the notice have been complied with.

(n) Every instrument of transfer shall be presented to the Company duly stamped for registration accompanied by such evidence as the Board may require to prove the title of the transferor, his right to transfer the Shares and every registered instrument of transfer shall remain in the custody of the Company until destroyed by order of the Board.

(o) In case of transfer and transmission of Shares or other marketable securities where the Company has not issued any certificates and where such Shares or Securities are being held in any electronic and fungible form in a Depository, the provisions of the Depositories Act, 1996 shall apply.

(p) Before the registration of a transfer, the certificate or certificates of the Share or Shares to be transferred must be delivered to the Company along with (save as provided in Section 108 of the Act) a properly stamped and executed instrument of transfer.

(q) No fee shall be payable to the Company, in respect of the transfer or transmission of Shares, or for registration of any power of attorney, probate, letters of administration and succession certificate, certificate of death or marriage or other similar documents.

(r) The Company shall incur no liability or responsibility whatsoever in consequence of its registering or giving effect to any transfer of Shares made or purporting to be made by any apparent legal owner thereof, (as shown or appearing in the Register of Members), to the prejudice of a Person or Persons having or claiming any equitable right, title or interest to or in the said Shares, notwithstanding that the Company may have had any notice of such equitable right, title or interest or notice prohibiting registration of such transfer, and may have entered such notice or referred thereto, in any book of the Company and the Company shall not be bound or required to regard or attend or give effect to any notice which may be given to it of any equitable right, title or interest or be under any liability whatsoever for refusing or neglecting so to do, though it may have been entered or referred to in some book of the Company but the Company shall nevertheless be at liberty to regard and attend to any such notice, and give effect thereto if the Board shall so think fit.

(s) The provision of these Articles shall subject to the provisions of the Act and any requirements of law *mutatis mutandis* apply to the transfer or transmission by operation of law to other Securities of the Company.

40. **CHAIRMAN OF THE GENERAL MEETING**

ADA, the Chairman of the Board shall preside as Chairman at every general meeting of the Company. In absence of ADA, or if he is not present within fifteen minutes after the time appointed for holding the meeting, or is unwilling to act as Chairman of the meeting, the Vice-Chairman of the Board shall preside as Chairman of the meeting. If there is no Chairman or Vice Chairman, or none of them are present within fifteen minutes after the time appointed for holding the meeting, or are unwilling to act as Chairman of the meeting, the directors present shall elect one of their number to be the Chairman of the meeting. If at any meeting no Director is willing to act as Chairman or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present shall choose one of their number to be the Chairman of the meeting. No business shall be discussed at any General Meeting except the election of a Chairman while the chair is vacant.

44. **PROMOTERS OF THE COMPANY**

ADA Group shall be the promoter of the Company as defined under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 or any other statute, rules, regulations, guidelines or provisions of law (including any amendments, modifications or re-enactment thereof, for the time being in force) and shall exercise control over the Company, as defined under any such law.

45. **DIRECTORS**

(a) Unless otherwise determined by the Company in the General Meeting, the number of Directors shall not be less than 3 (three) and not more than such number as may be stipulated by the Act for the time being in force.

(b) (.......) *Deleted*

46. CHAIRMAN OF THE BOARD OF DIRECTORS

(a) ADA shall be and shall continue as the non-retiring Chairman of the Board so long as he is willing to be a Director and Chairman of the Company and shall not be liable to retire by rotation. The Chairman shall preside at all meetings of the Board and the General Meetings of the Company. The Chairman shall have a casting vote in the event of a tie.

(b) In the event of Article (a) becomes inoperative as envisaged in Article 88(c) the Board of Directors of the Company shall be entitled to appoint one among themselves as Chairman of the Board and determine the period for which each of them to hold such office.

(c) In absence of ADA or any appointed or nominated Chairman, or in the event of their being unwilling to act as the Chairman at any meeting of the Board, the members present at the Board meeting shall designate one among themselves to preside at such meeting as Chairman.

(d) All the Directors shall exercise their voting rights to ensure that these Articles are implemented and acted upon by them to prevent the taking of any action by the Company or by any Member, which is contrary to or with a view or intention to evade or defeat the terms as contained in these Articles.

47. APPOINTMENT OF ALTERNATE DIRECTORS

Subject to Section 313 of the Act, any Director shall be entitled to nominate an alternate director to act for him during his absence for a period of not less than 3 months (subject to such person being acceptable to the Chairman). The Board may appoint such a person as an Alternate Director to act for a Director (hereinafter called "the Original Director") (subject to such person being acceptable to the Chairman) during the Original Director's absence for a period of not less than three months from the State in which the meetings of the Board are ordinarily held. An Alternate Director appointed under this Article shall not hold office for a period longer than that permissible to the Original Director in whose place he has been appointed and shall vacate office if and when the Original Director returns to the State. If the term of the office of the Original Director is determined before he so returns to the State, any provisions in the Act or in these Articles for automatic re-appointment shall apply to the Original Director and not to the Alternate Director.

48. CASUAL VACANCY AND ADDITIONAL DIRECTORS

Subject to the provisions of the Act and these Articles, the Board shall have the power at any time and from time to time to appoint any qualified Person to be a Director either as an addition to the Board or to fill a casual vacancy but so that the total number of Directors shall not at any time exceed the maximum number fixed under these Articles. Any Person so appointed as an addition shall hold office only up to the date of the next Annual General Meeting. Any person appointed to fill a casual vacancy shall hold office only up to the date to which the Original Director in whose place he is appointed would have held office if it had not been vacated but shall be eligible for election.

49. DEBENTURE OR LENDER DIRECTORS

If it is provided by a Trust Deed, securing or otherwise, in connection with any issue of Debentures of the Company, that any Person/ Lender or Persons/ Lenders shall have power to nominate a Director of the Company, then in the case of any and every such issue of Debentures, the Person/ Lender or Persons/ Lenders having such power may exercise such power from time to time and appoint a Director accordingly. Any Director so appointed is herein referred to a Debenture Director. A Debenture Director may be removed from office at any time by the Person/ Lender or Persons/ Lenders in whom for the time being is vested the power under which he was appointed and another Director may be appointed in his place. A Debenture Director shall not be bound to hold any qualification shares.

50. NO QUALIFICATION SHARES FOR DIRECTORS

A Director shall not be required to hold any qualification Shares of the Company.

51. REMUNERATION OF DIRECTORS

(a) Subject to the provisions of the Act, a Managing Director or Managing Directors, and any other Director/s who is/are in the whole time employment of the Company may be paid remuneration either by a way of monthly payment or at a specified percentage of the net profits of the Company or partly by one way and partly by the other, subject to the limits prescribed under the Act.

(b) Subject to the provisions of the Act, a Director (other than a Managing Director or an Executing Director) may be paid remuneration either:

(i) by way of monthly, quarterly or annual payment, or

(ii) by way of commission.

(c) The remuneration payable to each Director for every Meeting of the Board or Committee of the Board attended by them shall be such sum as may be determined by the Board from time to time within the maximum limits prescribed from time to time by the Central Government pursuant to the first proviso to Section 310 of the Act.

52. SPECIAL REMUNERATION FOR EXTRA SERVICES RENDERED BY A DIRECTOR

If any Director be called upon to perform extra services or special exertions or efforts (which expression shall include work done by a Director as a member of any Committee formed by the Directors), the Board may arrange with such Director for such special remuneration for such extra services or special exertions or efforts either by a fixed sum or otherwise as may be determined by the Board and such remuneration may be either in addition to or in substitution for his remuneration otherwise provided.

53. TRAVEL EXPENSES OF DIRECTORS

The Board may allow and pay to any Director who is not a bonafide resident of the place where the meetings of the Board/committee meetings are ordinarily held and who shall come to such place for the purpose of attending any meeting, such sum as the Board may consider fair compensation for raveling, , lodging and/ or other expenses, in addition to his fee for attending such Board Meetings/ committee meetings as above specified; and if any Director be called upon to go or reside out of his ordinary place of his residence on the Company's business, he shall be entitled to be repaid and reimbursed raveling and other expenses incurred in connection with the business of the Company.

54. CONTINUING DIRECTORS

The continuing Directors may act notwithstanding any vacancy in their body; but, if and so long as their number is reduced below the minimum number fixed by Article 45 hereof, the continuing Directors not being less than two may act for the purpose of increasing the number of Directors to that number, or of summoning a General Meeting, but for no other purpose.

55. REMOVAL OF DIRECTORS

The Members may by passing a special resolution remove a director, before the expiry of his period of office.

56. DIRECTORS MAY CONTRACT WITH COMPANY

(a) A Director or his relative, a firm in which such Director or relative is a partner, any other Person in such firm, or a private company of which the Director is a member or director may enter into any contract with the Company for the sale, purchase or supply of any goods, materials or services or for underwriting the subscription of any shares in, or Debentures, of the Company, provided that the prior sanction of the Board and the Central Government is obtained in accordance with Section 297 of the Act.

(b) No sanction however shall be necessary to: -

(i) any sale, purchase or lease of immovable property; or

(ii) any purchase of goods and materials from the Company, or the sale of goods or materials to the Company, by any such Director, relative, firm, partner or private Company as aforesaid for cash at prevailing market prices; or

(iii) any contract or contracts between the Company on one side and any such Director, relative, firm, partner or private company on the other, for sale, purchase or supply of any goods, materials and services, in which either the Company or the Director, relative, firm, partner or private company, as the case may be, regularly trades or does business, where the value of the goods and materials or the cost of such services do not exceed Rs.5,000 in the aggregate in any year comprised in the period of the contract or contracts.

Provided that in circumstances of urgent necessity, the Company may without obtaining the consent of the Board enter into any such contract or contracts with the Director, relative, firm, partner or private company, even if the value of such goods or materials or the cost of such services exceeds Rs.5,000 in the aggregate in any year comprised in the period of the agreement, if the consent of the Board shall be obtained to such contract or contracts at a Meeting within three months of the date on which the contract was entered into.

(c) The Director, so contracting or being so interested shall not be liable to the Company for any profit realized by any such contract or the fiduciary relation thereby established.

57. DISCLOSURE OF INTEREST

(a) A Director of the Company who is in any way, whether directly or indirectly concerned or interested in a contract or arrangement, or proposed contract or arrangement entered into or to be entered into by or on behalf of the Company, shall disclose the nature of his concern or interest at a Meeting of the Board in the manner provided in Section 299(2) of the Act; Provided that it shall not be necessary for a Director to disclose his concern or interest in any such contract or arrangement entered into or to be entered into with any other company where any of the Directors of the company or two or more of them together holds or hold not more than 2 per cent of the Paid-up Share Capital in the other company or the Company as the case may be. A general notice given to the Board by the Director, to the effect that he is a director or member of a specified body corporate or is a member of a specified firm and is to be regarded as concerned or interested in any contract or arrangement which may, after the date of the notice, be entered into with that body corporate or firm, shall be deemed to be a sufficient disclosure of concern or interest in relation to any contract or arrangement so made. Any such general notice shall expire at the end of the Financial Year in which it is given but may be renewed for a further period of one Financial Year at a time by a fresh notice given in the last month of the Financial Year in which it would have otherwise expired. No such general notice, and no renewal thereof shall be of effect unless, either it is given at a Meeting of the Board or the Director concerned takes reasonable steps to secure that it is brought up and read at the first Meeting of the Board after it is given.

(b) No Director shall as a Director, take any part in the discussion of, vote on any contract or arrangement entered into or to be entered into by or on behalf of the Company, if he is in any way, whether directly or indirectly, concerned or interested in such contract or arrangements; nor shall his presence count for the purpose of forming a quorum at the time of any such discussion or vote; and if he does vote, his vote shall be void; provided however that nothing herein contained shall apply to:-

(i) any contract or indemnity against any loss which the Directors, or any one or more of them, may suffer by reason of becoming or being sureties or a surety for the Company;

(ii) any contract or arrangement entered into or to be entered into with a public company or a private company which is subsidiary of a public company in which the interest of the Director consists solely,

(I) in his being –

(x) a director of such company, and

(y) the holder of not more than shares of such number or value therein as is requisite to qualify him for appointment as a Director thereof, he having been nominated as such Director by this Company, or

(II) in his being a member holding not more than 2 per cent of its Paid-up Share Capital.

(c) Subject to the provisions of Section 314 and other applicable provisions, if any, of the Act, any Director of the Company, any partner or relative of such Director, any firm in which such Director or a relative of such Director is a partner, any private company of which such Director is a director or member, and any director or manager of such private company, may hold any office or place of profit in the Company.

(d) The Company shall keep a Register in accordance with Section 301(1) of the Act and shall within the time specified in Section 301(2) of the Act enter therein such of the particulars as may be relevant having regard to the application thereto of Section 297 or Section 299 of the Act, as the case may be. The Register aforesaid shall also specify, in relation to each Director of the Company, the names of the bodies corporate and firms of which notice has been given by him under Article (c)(a). The Register shall be kept at the Registered Office of the Company and shall be open to inspection at such Office, and extracts may be taken therefrom and copies thereof may be required by any Member of the Company to the same extent, in the same manner, and on payment of the same fee as in the case of the Register of Members of the Company and the provisions of Section 163 of the Act shall apply accordingly.

(e) A Director may be or become a Director of any Company promoted by the Company, or on which it may be interested as a vendor, shareholder, or otherwise, and no such Director shall be accountable for any benefits received as director or shareholder of such Company except in so far as Section 309(6) or Section 314 of the Act may be applicable.

58. PROCEDURE, IF PLACE OF RETIRING DIRECTORS IS NOT FILLED UP

(a) If the place of the retiring Director is not so filled up and the meeting has not expressly resolved not to fill the vacancy, the meeting shall stand adjourned till the same day in the next week, at the same time and place, or if that day is a public holiday, till the next succeeding day which is not a public holiday, at the same time and place.

(b) If at the adjourned meeting also, the place of the retiring Director is not filled up and that meeting also has not expressly resolved not to fill the vacancy, the retiring Director shall be deemed to have been reappointed at the adjourned meeting, unless:-

(i) at that meeting or at the previous meeting a resolution for the reappointment of such Director has been put to the meeting and lost;

(ii) retiring Director has, by a notice in writing addressed to the Company or its Board of Directors, expressed his unwillingness to be so reappointed;

(iii) he is not qualified or is disqualified for appointment;

(iv) a resolution whether special or ordinary is required for the appointment or reappointment by virtue of any provisions of the Act.

(v) the proviso to subsection (2) of Section 263 of the Act is applicable to this case.

59. COMPANY MAY INCREASE OR REDUCE THE NUMBER OF DIRECTORS.

Subject to Article 45(a) and Section 252, 255, 258 and 259 of the Act and these Articles, the Company may, by Ordinary Resolution, from time to time, increase or reduce the number of Directors, and may alter their qualifications and the Company may, (subject to the provisions of Article 55), remove any Director before the expiration of his period of office and appoint another qualified in his stead. The person so appointed

shall hold office during such time as the Director in whose place he is appointed would have held the same if he had not been removed.

60. REGISTER OF DIRECTORS ETC.

(a) The Company shall keep at its Office, a Register containing the particulars of its Directors, Managing Directors, Manager, Secretaries and other Persons mentioned in Section 303 of the Act, and shall otherwise comply with the provisions of the said Section in all respects.

(b) The Company shall in respect of each of its Directors also keep at its Office a Register, as required by Section 307 of the Act, and shall otherwise duly comply with the provisions of the said section in all respects.

61. DISCLOSURE BY DIRECTOR OF APPOINTMENT TO ANY OTHER BODY CORPORATE.

(a) Every Director, (including a person deemed to be a Director by virtue of the Explanation to Sub-Section (1) of Section 303 of the Act), a Managing Director, Manager, or Secretary of the Company shall, within thirty days of his appointment to any of the above offices or as the case may be, relinquishment of, such offices, in any other body corporate disclose to the Company, the particulars relating to his office in the other body corporate which are required to be specified under Sub-Section (1) of Section 303 of the Act.

(b) Every Director and every person deemed to be a Director of the Company by virtue of sub-section (10) of Section 307 of the Act, shall give notice to the Company of such matters relating to himself as may be necessary for the purposes of enabling the Company to comply with the provisions of that Section.

62. MANAGING DIRECTOR(S)/ EXECUTIVE DIRECTOR(S)/ MANAGER

Subject to the provisions of the Act and of these Articles, the Board shall have power to appoint from time to time any of its members as Managing Director/s or Manager or Executive Director(s), of the Company for a fixed term not exceeding five years at a time and upon such terms and conditions as the Board thinks fit, and the Board may by resolution vest in such Managing Director/s or Manager or Executive Director(s), such of the powers hereby vested in the Board generally as it thinks fit, and such powers may be made exercisable for such period or periods and upon such conditions and subject to such restrictions as it may determine. The terms of appointment of Managing Director/s or Manager or Executive Director(s), shall be the terms on which such persons shall be appointed by the Board. The Managing Director/s or Manager or Executive Director(s), as the case may be, so appointed, shall be responsible for and in charge of the day to day management and affairs of the Company and subject to the provisions of the Act and these Articles, the Board shall vest in such Managing Director/s or Manager or Executive Director(s), as the case may be, all the powers vested in the Board generally.

63. PROVISIONS TO WHICH MANAGING DIRECTOR(S)/ EXECUTIVE DIRECTOR(S)/ MANAGER ARE SUBJECT

Notwithstanding anything contained herein, a Managing Director(s)/ Executive Director(s)/ Manager shall subject to the provisions of any contract between him and the Company be subject to the same provisions as to resignation and removal as the other Directors of the Company, and if he ceases to hold the office of a Director he shall ipso facto and immediately cease to be a Managing Director(s)/ Executive Director(s) / Manager, and if he ceases to hold the office of a Managing Director(s)/ Executive Director(s) / Manager he shall ipso facto and immediately cease to be a Director.

64. REMUNERATION OF MANAGING DIRECTOR(S) OR EXECUTIVE DIRECTOR(S) OR MANAGER

The remuneration of the Managing Director(s) or Executive Director(s) or Manager shall (subject to Sections 198, 269, 309, 310, 311 and other applicable provisions of the Act and of these Articles and of any contract between him and the Company) be fixed by the Directors, from time to time and may be by way of fixed salary and/or perquisites or commission or profits of the Company or by participation in such profits, or by any or all these modes or any other mode not expressly prohibited by the Act.

65. POWER AND DUTIES OF MANAGING DIRECTOR(S) OR EXECUTIVE DIRECTOR(S) OR MANAGER

Subject to the superintendence, control and direction of the Board, the day-to-day management of the Company shall be in the hands of the Managing Director(s) or Executive Director(s) or Manager in the manner as deemed fit by the Board and subject to the provisions of the Act, and these Articles, the Board may by resolution vest any such Managing Director(s) or Executive Director(s) or Manager with such of the powers hereby vested in the Board generally as it thinks fit and such powers may be made exercisable for such period or periods and upon such conditions and subject to the provisions of the Act, and these Articles confer such power either collaterally with or to the exclusion of or in substitution for all or any of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers.

66. PROCEEDINGS OF THE BOARD OF DIRECTORS

(a) The Board may meet for the dispatch of the business, adjourn and otherwise regulate its meetings on a date, time and venue as indicated by the Chairman, provided however, the Board shall meet once in every three calendar months and at least four times in a year in accordance with Section 285 of the Act or any statutory modifications thereof.

(b) The Company Secretary shall as and when, directed by the Chairman convene a meeting of the Board by giving a notice in writing to every Director.

(c) The Board of Directors may meet either at the Office of the Company, or at any other location in India or outside India as the Chairman may determine.

(d) Prior notice of every meeting of the Board shall be given in writing to every Director for the time being at his usual address in India and in the case of a Director resident outside India, at his address outside India and to his alternate, if any in India at his usual address in India.

(e) If permissible under applicable Requirements of Law, a Director may attend Board Meetings by any video or audio conferencing facility that permits simultaneous communication between participants.

67. QUORUM FOR BOARD MEETING

Subject to Section 287 of the Act, the quorum for a Meeting of the Board shall be presence of at least one-third of its total strength or two directors, whichever is higher.

Provided that where at any time the number of interested directors exceeds or is equal to two thirds of the total strength, the number of the remaining directors, that is to say, the number of directors who are not interested, present at the meeting being not less than two shall be the quorum.

68. ADJOURNED BOARD MEETING FOR WANT OF QUORUM

(a) If any duly convened Board Meeting cannot be held for want of a quorum, in terms of Article 0 above then such a meeting shall automatically stand adjourned till the same day in the next week, after the original Meeting at the same time and place, or if that day is a public holiday, on the next succeeding day which is not a public holiday to the same time and place Provided however, the adjourned meeting may be held on such other date and such other place as may be unanimously agreed by all the Directors.

(b) If in the event of a quorum once again not being available at such an adjourned meeting, the Directors present shall constitute the quorum and may transact business for which the meeting has been called.

69. QUESTIONS AT BOARD MEETINGS HOW DECIDED

(a) Questions arising at any meeting of the Board, other than as specified in these Articles, if any, shall be decided by a majority vote. In the case of an equality of votes, the Chairman shall have a second or casting vote.

(b) No regulation made by the Company in General Meeting, shall invalidate any prior act of the Board, which would have been valid if that regulation had not been made.

70. POWERS OF THE BOARD

Subject to the provisions of the Act and these Articles: -

(a) The Board of Directors shall be entitled to exercise all such power and to do all such acts and things as the Company is authorised to exercise and do.

(b) The Board of Directors is vested with the entire management and control of the Company, including as regards any and all decisions and resolutions to be passed, for and on behalf of the Company.

71. COMMITTEES AND DELEGATION BY THE BOARD

(a) Without prejudice to the powers conferred by the other Articles and so as not to in any way to limit or restrict those powers, the Board may, subject to the provisions of Section 292 of the Act, delegate any of their powers to the Managing Director(s), the Executive Director(s) or Manager or the Chief Executive Officer of the Company. The Managing Director(s), the Executive Director(s) or the Manager or the Chief Executive Officer(s) as aforesaid shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed on them by the Board and all acts done by them in exercise of the powers so delegated and in conformity with such regulations shall have the like force and effect as if done by the Board.

(b) Subject to the provisions of the Act, any requirements of law and anything stated in these Articles the Board may delegate any of their powers to Committees of the Board consisting of such member or members of the Board as it thinks fit, and it may from time to time revoke and discharge any such committee of the Board either wholly or in part and either as to persons or purposes, but every Committee of the Board so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed on it by the Board. All acts done by any such Committee of the Board in conformity with such regulations and in fulfillment of the purposes of their appointment but not otherwise, shall have the like force and effect as if done by the Board.

(c) (............) *Deleted*

(d) The Meetings and proceedings of any such Committee of the Board consisting of two or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Directors, so far as the same are applicable thereto and are not superseded by any regulation made by the Directors under the last preceding Article.

72. ACTS OF BOARD OR COMMITTEE VALID NOTWITHSTANDING INFORMAL APPOINTMENT

All acts done at any Meeting of the Board or of a Committee of the Board, or by any person acting as a Director shall notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of such Director or persons acting as aforesaid, or that they or any of them were disqualified or had vacated office or that the appointment of any of them had been terminated by virtue of any provisions contained in the Act or in these Articles, be as valid as if every such person had been duly appointed, and was qualified to be a Director and had not vacated his office or his appointment had not been terminated. Provided that nothing in this Article shall be deemed to give validity to acts done by a Director after his appointment has been shown to the Company to be invalid or to have been terminated.

73. RESOLUTION BY CIRCULAR

Subject to Sections 289 and 292 of the Act and the provisions as contained in these Articles, no resolution shall be deemed to have been passed by the Board or by a Committee thereof by circulation, unless the resolution has been circulated in draft together with the necessary papers, if any, to all Directors, or to all members of the Committee, whether in India or not (not being less in number than the quorum fixed for a meeting of the Board or Committee, as the case may be), and to all other Directors or members of the

Committee at their usual address in India or elsewhere, and has been approved by all such Directors or members of the Committee, or by a majority of such of them as are entitled to vote on the resolution.

85. DISTRIUTION OF ASSETS IN SPECIE OR KIND UPON WINDING UP

(a) If the Company shall be wound up, the Liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Act, divide amongst the Members, in specie or kind the whole or any part of the assets of the Company, whether they shall consist of property of the same kind or not.

(b) For the purpose aforesaid, the Liquidator may set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members.

88. AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

(a) The Members shall vote all the Shares owned or held of record by such Members at any Annual or Extraordinary General Meeting of the Company in accordance with these Articles.

(b) The Members shall not pass any resolution or take any decision which is contrary to any of the terms of these Articles.

(c) Notwithstanding anything stated in these Articles, if the ADA Group ceases to be the largest shareholder of the Company, then neither ADA nor the ADA Group will be entitled to the rights as stipulated in Articles 40, 44, and 46.

OTHER INFORMATION

Material Contracts and Documents for Inspection

The following contracts (not being contracts entered into in the ordinary course of business carried on by our Company or entered into more than two years before the date of this Information Memorandum) which are or may be deemed material have been entered or to be entered into by our Company.

Copies of the following documents will be available for inspection at the Registered office of the Company on any working day (i.e. Monday to Friday and not being a bank holiday in Mumbai) between 11.00 am to 1:00 pm upto seven days from the date of filing of this Information Memorandum.

Documents for Inspection:

1. Memorandum and Articles of Association, as amended till date.

2. Certification of incorporation dated July 3, 2000 and Fresh Certificate of Incorporation consequent to change in name dated 4th August 2005

3. Reports of the Statutory Auditors of the Company dated January 27, 2006 prepared as per Indian GAAP and mentioned in this Information Memorandum

4. Reports of the Statutory Auditors of RPL, JPL, HPL and RTEL dated January 25, 2006, prepared as per Indian GAAP and mentioned in this Information Memorandum

5. Scheme of Arrangement sanctioned by the Hon'ble High Court of Judicature of Bombay vide its order dated December 9, 2005 Reliance Industries Limited, Reliance Energy Ventures Limited, Global Fuel Management Services Limited (since renamed Reliance Natural Resources Ltd.), Reliance Capital Ventures Limited and Reliance Communication Ventures Limited .

6. Order dated December 9, 2005 of the Honorable High Court of Judicature at Bombay approving the Scheme of Arrangement

7. Letters dated September 9 2005 of BSE and NSE approving the Scheme.

8. Tripartite Agreement with NSDL dated January 19, 2006 and CDSL dated January 25, 2006

9. SEBI letter CFD/DIL/SC/58120/2006 dated January 19, 2006 granting relaxation from the strict enforcement of the requirement of Rule 19(2)(b) of the Securities Contract Regulation (Rules), 1957 (SCRR) for the purpose of listing of shares of REVL

10. Trade Mark Management Agreement dated January 12, 2006, entered into among Reliance Industries Limited , Reliance Natural Resources Limited, Reliance Capital Ventures Limited, Reliance Energy Ventures Limited, Reliance Communications Ventures Limited

11. Non Competition Agreement dated January 12, 2006, entered into among Reliance Industries Limited, Reliance Natural Resources Limited, Reliance Capital Ventures Limited, Reliance Energy Ventures Limited, Reliance Communications Ventures Limited.

DECLARATION

To the best of knowledge and belief of the Board of Directors of the Company, all statements made in this Information Memorandum are true and correct

SIGNED ON BEHALF OF THE BOARD OF DIRECTORS

FOR RELIANCE ENERGY VENTURES LIMITED

DIRECTOR

Mumbai
February 20, 2006

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

July 17, 2006

Mr. Paul M Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated April 3, 2006 submitted with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted letters dated July 15, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules (Clause 36 & 16), being the intimation regarding the effective date of the amalgamation of the Company with Reliance Capital Ltd. and the Notice of closure of Share Transfer books , copies whereof are enclosed for information and records.

Very truly yours
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

(Exh. 13b)

Contents were verified.

July 17, 2006

Shri S.Subramaniam
DCS - CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No : 2272 3121

BSE Scrip Code: 532703

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C-1,Block G,
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No : 2659 8237 / 38

NSE Symbol: RCAPVL

17/07/06 (1.13 PM)

Dear Sir,

Sub: **Amalgamation of Reliance Capital Ventures Limited with Reliance Capital Limited**

With reference to the letter No. DCS/SMG/HKK/2006/532703 DATED March 14, 2006 issued by BSE and letter no. NSE/LIST/21038-R dated March 20, 2006 issued by NSE granting your approval under Clause 24 (f) of the Listing Agreement (copies enclosed for your ready reference – Annexure A), we wish to inform you that:

1. The High Court of Gujarat at Ahmedabad vide its order dated June 22, 2006 and the High Court of Judicature at Bombay vide its order dated June 23, 2006 sanctioned the Scheme of Amalgamation and Arrangement between Reliance Capital Ventures Limited (the "Transferor Company"), Reliance Capital Limited (the "Transferee Company") and their respective Shareholders and Creditors ("Scheme").

2. Upon filing of the said orders with the Registrar of Companies, Gujarat and the Registrar of Companies, Maharashtra respectively, the Scheme has become effective on July 17, 2006.

3. Authenticated copies of the Orders of the High Courts along with the forms filed with the office of ROC are enclosed for your kind perusal and records (Annexures B and **C**).

4. In accordance with the Scheme, Reliance Capital Limited (RCL) is required to issue and allot its fully paid up Equity Shares of Rs.10 (Rupees ten) each, in the ratio of 5 (five) Equity Share of RCL for every 100 (One Hundred) equity shares of the face value of Rs.10 (Rupees ten) each held by the shareholders in Reliance Capital Ventures Limited (RCAPVL).

5. In terms Clause 16 of the Listing Agreement, **the Register of Members (equity shareholders) and transfer book of RCAPVL will be closed from August 1, 2006 to August 5, 2006 (both days inclusive)** for the purpose of determining the persons who will be entitled to the Equity Shares to be issued and allotted by RCL in the aforesaid ratio, in terms of the Scheme.

6. The Equity Shares so allotted, shall be entitled for full dividend, if any, declared by RCL for the financial year 2006-2007.

7. The equity share certificate of RCAPVL will not be called back for exchange with RCL's shares and the equity share certificates issued by RCAPVL will cease to be tradeable or negotiable on and from the commencement of the said book closure or such other earlier date as may be fixed by the Stock Exchange in this regard.

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Phone: 022-3032 7941 Fax: 022- 3037 6622. Website: www.rcapvl.in

8. On and from the close of the above period of Book Closure, shares of RCAPVL shall cease to be listed and shall automatically stand cancelled pursuant to the dissolution without winding up of RCAPVL in accordance with the Scheme.

Kindly inform your members accordingly.

Thanking you,

Yours faithfully,
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

c.c. : National Securities Depository Ltd.,
Central Depository Services (India) Ltd.,

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622, Website: www.rcapvl.in

July 17, 2006

Shri S.Subramaniam
DCS - CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No : 2272 3121

BSE Scrip Code: 532703

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C-1,Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No : 2659 8237 / 38

NSE Symbol: RCAPVL

Dear Sir,

Sub: **Amalgamation of Reliance Capital Ventures Limited with Reliance Capital Limited**

With reference to the letter No. DCS/SMG/HKK/2006/532703 DATED March 14, 2006 issued by BSE and letter no. NSE/LIST/21038-R dated March 20, 2006 issued by NSE granting your approval under Clause 24 (f) of the Listing Agreement (copies enclosed for your ready reference – Annexure A), we wish to inform you that:

1. The High Court of Gujarat at Ahmedabad vide its order dated June 22, 2006 and the High Court of Judicature at Bombay vide its order dated June 23, 2006 sanctioned the Scheme of Amalgamation and Arrangement between Reliance Capital Ventures Limited (the "Transferor Company"), Reliance Capital Limited (the "Transferee Company") and their respective Shareholders and Creditors ("Scheme").

2. Upon filing of the said orders with the Registrar of Companies, Gujarat and the Registrar of Companies, Maharashtra respectively, the Scheme has become effective on July 17, 2006.

3. Authenticated copies of the Orders of the High Courts along with the forms filed with the office of ROC are enclosed for your kind perusal and records (Annexures B and C).

4. In accordance with the Scheme, Reliance Capital Limited (RCL) is required to issue and allot its fully paid up Equity Shares of Rs.10 (Rupees ten) each, in the ratio of 5 (five) Equity Share of RCL for every 100 (One Hundred) equity shares of the face value of Rs.10 (Rupees ten) each held by the shareholders in Reliance Capital Ventures Limited (RCAPVL).

5. In terms Clause 16 of the Listing Agreement, **the Register of Members (equity shareholders) and transfer book of RCAPVL will be closed from August 1, 2006 to August 5, 2006 (both days inclusive)** for the purpose of determining the persons who will be entitled to the Equity Shares to be issued and allotted by RCL in the aforesaid ratio, in terms of the Scheme.

6. The Equity Shares so allotted, shall be entitled for full dividend, if any, declared by RCL for the financial year 2006-2007.

7. The equity share certificate of RCAPVL will not be called back for exchange with RCL's shares and the equity share certificates issued by RCAPVL will cease to be tradeable or negotiable on and from the commencement of the said book closure or such other earlier date as may be fixed by the Stock Exchange in this regard.

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN....
DATE....17/7/06....

RELIANCE CAPITAL VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710
Phone: 022-3032 7941 Fax: 022- 3037 6622. Website: www.rcapvl.in

8. On and from the close of the above period of Book Closure, shares of RCAPVL shall cease to be listed and shall automatically stand cancelled pursuant to the dissolution without winding up of RCAPVL in accordance with the Scheme.

Kindly inform your members accordingly.

Thanking you,

Yours faithfully,
For Reliance Capital Ventures Limited

Himanshu Agarwal
Dy. Company Secretary

c.c. : National Securities Depository Ltd.,
Central Depository Services (India) Ltd.,

Bombay Stock Exchange Limited
The edge is efficiency
Corporate Services

DCS/SMG/HKK/2006/ 532703

March 14, 2006

The Company Secretary,
Reliance Capital Ventures Limited,
'H' Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai - 400 710

Dear Sir,

Sub: Application under Clause 24(f) of the Listing Agreement to the proposed scheme of amalgamation of your company with Reliance Capital Limited.

We acknowledge receipt of your letter dated February 23, 2006, forwarding the proposed scheme of amalgamation of your company with Reliance Capital Limited and confirmation given by the Company stating that the scheme does not in any way violate or override or circumscribe the provisions of the SEBI Act, 1992, the Securities Contracts (Regulation) Act, 1956, the Depositories Act, 1996, the Companies Act, 1956, the rules, regulations and guidelines made under these Acts, and the provisions of the Listing agreement or the requirements of Bombay Stock Exchange Limited (BSE).

Accordingly, we hereby convey to you the Exchange's 'No-objection' with limited reference to those matters having bearing on listing/ delisting/ continuous listing requirements within the provisions of the Listing Agreement, so as to enable you to file the scheme with the Hon'ble High Court.

However, the Exchange reserves its right to withdraw its No-objection approval at any later stage if the information submitted to the Exchange is found to be incomplete / incorrect / misleading / false or for any contravention of Rules, Bye-laws and Regulations of the Exchange, Listing Agreement, Guidelines/Regulations issued by statutory authorities etc.

Yours faithfully,

Smiranda

(S. Miranda)
Asst. General Manager
Dept. of Corporate Services

NATIONAL STOCK EXCHANGE OF INDIA LIMITED
Regd. Office : "EXCHANGE PLAZA", BANDRA - KURLA COMPLEX, BANDRA (E), MUMBAI - 400 051, INDIA

Ref: NSE/LIST/21038-R

March 20, 2006

The Company Secretary
Reliance Capital Ventures Limited
'H' Block, 1st floor
Dhirubhai Ambani Knowledge City
Navi Mumbai-400710

Dear Sir,

Sub.: Application under clause 24(f) of the Listing Agreement

We are in receipt of your letter enclosing the draft Scheme of Amalgamation and Arrangement of Reliance Capital Ventures Limited with Reliance Capital Limited.

We have perused the draft Scheme of Amalgamation and Arrangement the related documents/details submitted by you including the confirmation of the Company Secretary that the scheme so submitted does not in any way violate, over-ride or circumscribe the provisions of Securities Laws or the Stock Exchange requirements.

Accordingly, we do hereby convey to you our 'no-objection' with limited reference to those matters having a bearing on listing / delisting / continuous listing requirements within the provisions of the Listing Agreement, so as to enable you to file the scheme with the Hon'ble High Court.

Yours faithfully,
For National Stock Exchange of India Limited

Hari K
Asst Vice President

FORM 21

Notice of the court or the company law board order

[Pursuant to section 17(1), 17(5), 79, 81(2), 81(4), 94A(2), 102(1), 107(3), 111(5), 141, 155, 167, 186, 391(2), 394(1), 397, 398, 445 and 481 of the Companies Act, 1956]

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) or foreign company registration number of the company: U74210MH2004PLC148390 [Pre - Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: RELIANCE CAPITAL VENTURES LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
'H' Block, 2st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai- 400 710
Maharashtra
INDIA
400055

3.(a) * Name of the court or company law board: High Court of Judicature at Bombay

(b) * Location: Mumbai, Maharashtra

4. *Date of passing the order: 23/06/2006 (DD/MM/YYYY)

5. *Date of issue of certified copy of order: 17/07/2006 (DD/MM/YYYY)

6.(a) *Section(s) of the Companies Act under which order passed: Others

(b) If others, mention

Section(s) 391-394 of the Companies Act, 1956

Attachments

1.* Copy of court order or company law board order [Attach]

2. Optional attachment(s) - if any [Attach]

List of attachments

1. Certified Copy of the High Court Order

[Remove attachment]

Declaration

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete.

I have been authorised by the board of directors' resolution dated * 03/07/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or company secretary (in case of an Indian company) or authorised representative (in case of a foreign company)

For Reliance Capital Ventures Limited

Authorised Signatory

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [Submit to BO]

MINISTRY OF COMPANY AFFAIRS
CHALLAN
G.A.R.7

Civil

Challan No. : A02161362
Challan Date : 17-07-2006 Expiry Date : 24-07-2006

Challan of money paid into

ICICI Bank (BANK) Nariman Point. (BRANCH)

By Whom tendered

Name : RELIANCE CAPITAL VENTURES LIMITED
Address : 'H' Block, 2st Floor,, Dhirubhai Ambani Knowledge
MUMBAI,Maharashtra
INDIA - 400055

Name & Address of the entity on whose behalf money is paid

Name : RELIANCE CAPITAL VENTURES LIMITED
Address :
'H' Block, 2st Floor,,
Dhirubhai Ambani Knowledge City,,
Navi Mumbai- 400 710,,Maharashtra.
INDIA. - 400055.

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form21	Normal	500.00
Total		500.00

Head of Account : 1475001050000: Other general economic services, Regulation of Joint Stock Companies

Accounts Officer by whom adjustable : Pay & Accounts Officer
Ministry of Company Affairs, New Delhi

(In words)Rupees: Five Hundred only
Mode of Payment: ☑ Cash ☐ Cheque/Demand Draft
Cheque/Demand Draft details: Instrument No. : .... Dated : ....
Drawn on (Name of the Bank & Branch):............

Date: 17/07/2006 Signature of the Remitter: M Rkane

(For Bank use only)

Received Payments (in words) Rs :............

Date:............ Bank Officer:............

(For Office use only)

Received Payments (in words) Rs :............

Date:............ RoC Cashier:............

IN THE HIGH COURT OF JUDICATURE AT BOMBAY

ORDINARY ORIGINAL CIVIL JURISDICTION

COMPANY PETITION NO.324 OF 2006

In the matter of the Companies Act, 1956;
and
In the matter of Sections 391 to 394 of the Companies Act, 1956;
and
In the matter of Scheme of Amalgamation and arrangement of Reliance Capital Ventures Limited with Reliance Capital Limited and their respective shareholders and Creditors.

Reliance Capital Ventures Ltd. ... Petitioner

Mr.Iqbal Chagla, Senior Advocate, with V.V.Tulzapurkar, Senior Advocate i/b. Rajesh Shah for petitioner
Mr.C.J.Joy for ROC
Mr.S.C.Gupta, O.L. present.

CORAM : S.C.DHARMADHIKARI, J.

DATE : 23rd June 2006

P.C.

This is a petition under section 391 and

394 of the Companies Act, 1956 seeking sanction to the scheme of amalgamation and arrangement of petitioners with Reliance Capital Ltd. and respective share holders and creditors. Mr.Chagla, learned Senior Counsel appearing for petitioner states that the petition for sanction presented by the Transferee Company before Gujarat High Court has been disposed of and the Gujarat High Court has sanctioned the scheme.

2. As far as transferor company is concerned, it is seeking sanction of this Court to the scheme. A copy of the scheme has been annexed to this petition. Material provisions are set out in para 16. The latest financial position as far as the transferor company and transferee company is set out in the petition. The material particulars of the scheme are that the entire business and undertaking of transferor company including assets and properties of whatsoever nature shall be transferred to the transferee company so as to become business

assets and properties of the transferee company as part of amalgamation. Clauses 7.1.1., 7.1.2 as also 7.1.3 of the scheme which are reproduced at pages 8 and 9 of the petition set out this transfer of undertaking in details.

3. The urgency, according to Mr.Chagla, learned Senior Counsel is that clause 13 of the scheme provides for issue of G.D.Rs. The depository is Bank of New York which holds equity shares of the transferor company on behalf of GDRs holders of Reliance Industries Ltd. That is pursuant to the scheme of arrangement sanctioned by this Court on 9th December 2005. According to Mr.Chagla, in view of clause 13.1(iii) if before a period of 150 days from the record date the scheme is not sanctioned, then, after the expiry of the said period, transferee company, may in consultation with the Bank, by entering into some agreements, instruct the depository to issue G.D.Rs. of transferee company to the holders of Reliance Industries Ltd. The period expires

tomorrow and, therefore, this petition be taken up.

4. Mr.Chagla has invited my attention to the salient features of the scheme so also to the orders passed by this Court on 24th March 2006 directing convening of meeting of shareholders. The meeting was presided over by Mr.Justice M.H.Kania, Retd. Chief Justice of India and he has forwarded his report pointing out therein that after the meeting was duly convened, as per the directions of this Court, it was attended by 1071 members representing 52,24,20,293 equity shares of the face value of Rs.10 each. They were present either in person/through proxy or authorised representatives and each one validly voted for the scheme as against only six voted against the scheme.

5. It is in these circumstances, he seeks reliefs in terms of prayers of the petition.

6. The O.L. as also Regional Director have filed their affidavits and reports. The R.D. has in his affidavit stated that the scheme was examined by the concerned Registrar of Companies. The petition was forwarded to him along with enclosures and from a perusal of the said report and considering the provisions of the Companies Act, so also satisfying himself, his opinion is that the scheme is not prejudicial to the interest of creditors and shareholders.

7. The O.L. has also filed his affidavit. In the affidavit he refers to the report of C.As. appointed by this Court. The C.As. have scrutinised the books of accounts and other relevant records and papers of the transferor company and upon investigation of the affairs as also scrutiny of the amounts and relevant records, they have opined in the report that affairs of the transferor company are not being conducted in a manner prejudicial to the interest of shareholders or public interest. Summary of

findings are, therefore, referred by the O.L. and he also points out that the affairs of the company are not being conducted in the manner prejudicial to the public interest.

8. In the result petition deserves to succeed. Accordingly it is made absolute in terms of prayer clauses (a) to (n).

9. All parties including concerned ROC to act on an ordinary copy of this order and scheme annexed to the petition, authenticated by the Company Registrar of High Court.

10. Filing of drawn up order is dispensed with.

11. Charges of ROC and O.L. quantified at Rs.2500/- to be paid accordingly.

(S.C.Dharmadhikari, J)

TRUE-COPY
17/07/06
M. D. HARVEKAR
COMPANY REGISTRAR
HIGH COURT (O.S.)
BOMBAY

TRUE COPY
29/6/06
Section Officer
High Court, Appellate Side
Bombay.

SCHEME OF AMALGAMATION AND ARRANGEMENT

OF

RELIANCE CAPITAL VENTURES LIMITED .... THE TRANSFEROR COMPANY

with

RELIANCE CAPITAL LIMITED ..... THE TRANSFEREE COMPANY

and

Their Respective Shareholders and Creditors

The Scheme of Amalgamation and Arrangement provides for the amalgamation of Reliance Capital Ventures Limited with Reliance Capital Limited, pursuant to Sections 391 to 394 read with Sections 100 to 103 and other relevant provisions of the Companies Act, 1956.

1. The Scheme is divided into following parts:

(a) Part 1 deals with the Definitions and Share Capital

(b) Part 2 deals with the Amalgamation of Reliance Capital Ventures Limited with Reliance Capital Limited.

(c) Part 3 deals with the Reorganisation of Capital and Accounting Treatment

(d) Part 4 deals with the General Terms and Conditions that will be applicable to Part 2 and Part 3 of the Scheme.

2. This Scheme also provides for various other matters consequential or otherwise integrally connected herewith.

PART 1

DEFINITIONS

3. **Definitions**

In this Scheme, unless inconsistent with the subject or context, the following expressions shall have the following meaning:

3.1 "The Effective Date" or 'Coming into effect of this Scheme" means the last of the dates on which the certified copies of the Orders of the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad sanctioning Scheme are filed with the Registrar of Companies, Maharashtra, Mumbai and Registrar of Companies, Gujarat respectively; being a date not later than 30 days from the date on which the last of the Certified Copies of the High Court Order is received.

3.2 **"GDRs"** means global depository receipts issued by a bank or a depository outside India representing underlying equity shares of an Indian company, pursuant to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 and other applicable laws;

3.3 **"RCL" or "the Transferee Company"** means Reliance Capital Limited, a company incorporated under the Companies Act, 1956, and having its registered office at Village Meghpar / Padana, Taluka Lalpur, Dist. Jamnagar-361 280, Gujarat;

3.4 **"RCVL" or "the Transferor Company"** means Reliance Capital Ventures Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 0710;

3.5 **"Record Date"** means the date to be fixed by the Board of Directors of RCVL and RCL for the purpose of issue of shares of RCL to the shareholders of RCVL;

3.6 **"The Act"** means the Companies Act, 1956, or any statutory modification or re-enactment thereof for the time being in force;

3.7 **"High Courts"** means the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad;

3.8 **"Appointed Date"** means the Effective Date;

3.9 **"The Scheme" or "this Scheme"** means this Scheme of Amalgamation and Arrangement in its present form with or without any modifications or amendments thereto.

All terms and words not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the

Securities Contract Regulation Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations, bye-laws, as the case may be or any statutory modification or re-enactment thereof from time to time.

4. **Share Capital**

4.1 **Transferor Company**

The Share Capital of the Transferor Company as on December 31, 2005 was as under:

	Amount Rs. in Crores
Authorised	
25,00,00,000 Equity Shares of Rs 10 each	1250.00
TOTAL	1250.00
Issued, Subscribed & Paid-up	
50,000 Equity Shares of Rs 10 each fully paid up	0.05
TOTAL	0.05
Shares Pending Allotment	
122,31,30,422 Equity Shares of Rs 10 each	1223.13
TOTAL	1223.13

Subsequently, the Transferor Company has allotted 122,31,30,422 Equity Shares of Rs 10 each fully paid up to the shareholders of Reliance Industries Limited and existing 50,000 Equity Shares of Rs. 10 each fully paid have been cancelled.

The equity shares of the Transferor Company are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited.

4.2 **Transferee Company**

The Share Capital of the Transferee Company as on March 31, 2005 was as under:

Authorised	Amount Rs. in Crores
20,00,00,000 Equity Shares of Rs 10 each	200.00
1,00,00,000 Preference Shares of Rs 100 each	100.00
10,00,00,000 Unclassified shares of Rs 10 each	100.00
TOTAL	400.00
Issued & Subscribed	
12,86,50,450 Equity Shares of Rs 10 each	128.65
TOTAL	128.65
Paid Up	
12,73,06,244 Equity Shares of Rs 10 each	127.31
Add: amount paid up on 13,44,206 Forfeited Shares	0.53
TOTAL	127.84

Subsequently, the Transferee Company has issued 8,00,60,001 Equity Shares of Rs 10/- each fully paid-up. Consequently, the revised Share Capital of RCL is as under:

Authorised	Amount Rs. in Crores
30,00,00,000 Equity Shares of Rs 10 each	300.00
10,00,00,000 Preference Shares of Rs 10 each	100.00
TOTAL	400.00
Issued & Subscribed	
20,87,10,451 Equity Shares of Rs 10 each	208.71
TOTAL	208.71

Paid -Up

20,73,66,245 Equity Shares of Rs 10 each	207.37
Add: amount paid up on 13,44,266 Forfeited Shares	0.53
TOTAL	207.90

The Transferee Company has issued 3,72,00,000 warrants, entitling the holders thereof to subscribe for equal number of Equity Shares of Rs. 10 each at an issue price of Rs. 228 per Share, at any time on or before February 1, 2007.

The equity shares of the Transferee Company are listed on Bombay Stock Exchange Limited and the National Stock Exchange of India Limited.

PART 2

AMALGAMATION OF RELIANCE CAPITAL VENTURES LIMITED WITH RELIANCE CAPITAL LIMITED

5. **DATE WHEN THE SCHEME COMES INTO OPERATION**

This Scheme shall become effective from the Effective Date.

6. **AMALGAMATION**

Upon the Scheme becoming effective and upon the High Court of Judicature at Bombay giving U/s.394 of the Act an Order for dissolution without winding up of the Transferor Company, the Transferor Company shall be amalgamated into and form part of the Transferee Company.

7. **TRANSFER OF UNDERTAKING**

7.1 The entire business and undertakings of Transferor Company including all its assets and properties of whatsoever nature shall be transferred to the Transferee Company so as to become the business, assets and properties of the Transferee Company as a part of the amalgamation as under:

7.1.1. The immovable properties shall be transferred to the Transferee Company by a duly stamped deed of conveyance executed after the Scheme is sanctioned by

the High Courts but before the Effective Date however not later than 7 days from the date on which the Scheme is sanctioned by the High Courts.

7.1.2. The movable assets of the Transferor Company and the assets (other than the shares of the Transferee Company for which separate provision is made in Clause 7.2 below,) which are otherwise capable of transfer by physical delivery or endorsement and delivery, including cash on hand, shall be so transferred to the Transferee Company and be physically handed over or be deemed to have been physically handed over by physical delivery or by endorsement and delivery, as the case may be, to the Transferee Company to the end and intent that the property and benefit therein passes to the Transferee Company. Such delivery and transfer shall be made on a date mutually agreed upon between the respective Boards of Directors of the Transferor Company and the Transferee Company being a Date after the sanction of the Scheme by the High Courts but before the Effective Date however not later than 7 days from the date on which the Scheme is sanctioned by the High Courts. Particularly, the Investments if any, held by the Transferor Company in physical certificate form will be transferred by duly executed transfer deeds. The Investments held in dematerialised form will be transferred to the Transferee Company by issuing appropriate delivery instructions to the depository participant with which the Transferor Company has an account.

7.1.3. With respect to any intangible moveable assets of the Transferor Companies other than those mentioned above, including actionable claims, sundry debtors, outstanding loans, advances recoverable in cash or kind or for value to be received and deposits with the Government, semi-Government, local and other authorities and bodies and customers, the transfer shall be carried out after the date of sanction of the Scheme by the High Courts but before the Effective Date however not later than 7 days from the date on which the Scheme is sanctioned by the High Courts, by the Transferor Company issuing if so required by the Transferee Company, and / or the Transferee Company issuing joint and / or several notices in such form as the Transferee Company may deem fit and proper stating that pursuant to the High Courts having sanctioned this Scheme

between the Transferor Company and the Transferee Company and having made an Order under Section 394 of the Act, the relevant debt, loan, advance or other asset, be paid or made good or held on account of the Transferee Company, as the person entitled thereto, to the end and intent that the right of the Transferor Company to recover or realise the same stands transferred to the Transferee Company and that appropriate entries should be passed in the books of the Notices to record the aforesaid changes.

7.2 On the Scheme becoming effective, the investments in the equity share capital of the Transferee Company as appearing in the books of accounts of the Transferor Company shall stand cancelled. The cancellation which amounts to reduction of share capital of the Transferee Company, shall be effected as an integral part of the Scheme itself as the same does not involve either diminution of liability in respect of unpaid share capital or payment to any shareholder of any paid up share capital and the order of the High Court sanctioning the Scheme shall be deemed to be an order under Section 102 of the Act confirming the reduction.

7.3 All debts, liabilities, duties and obligations of whatsoever nature of the Transferor Company shall under the provisions of Sections 391 and 394 and all other applicable provisions, if any, of the Act, and without any further act or deed be also transferred or be deemed to be transferred to and vest in and be assumed by the Transferee Company so as to become as from the Effective Date the debts, liabilities, duties and obligations of the Transferee Company on the same terms and conditions as were applicable to the Transferor Company.

8. CONDUCT OF BUSINESS

8.1 With effect from the date of filing of this Scheme with the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad (whichever is earlier) and upto and including the Effective Date:

(a) The Transferor Company shall carry on its business and activities with reasonable diligence and business prudence and shall not, undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of

comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party, or sell, transfer, alienate, charge, mortgage or encumber or deal with the undertaking save and except in each case in the following circumstances:

i. if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Courts; or

ii. if the same is expressly permitted by this Scheme; or

iii. if written consent of the Transferee Company has been obtained.

(b) The Transferee Company shall carry on its business and activities with reasonable diligence and business prudence and shall not, undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party, or sell, transfer, alienate, charge, mortgage or encumber or deal with the undertaking save and except in each case in the following circumstances:

i. if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Courts; or

ii. if the same is expressly permitted by this Scheme; or

iii. if written consent of the Transferor Company has been obtained.

(c) The Transferor Company and the Transferee Company shall not make any change in their respective capital structure either by any increase, (by issue of equity or shares on a rights basis, bonus shares, convertible debentures or otherwise) decrease, reduction, reclassification, sub-division or consolidation, re-organization, or in any other manner which may, in any way, affect the Share Exchange Ratio (as defined in Clause 12.1 below), except by mutual consent of the respective Boards of Directors of the Transferor Company and the Transferee Company or except as may be expressly permitted under this Scheme.

9. LEGAL PROCEEDINGS

9.1. Upon the coming into effect of this Scheme, all suits, actions and proceedings by or against the Transferor Company pending and/or arising on or before the Effective Date shall be continued and be enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been pending and/or arising by or against the Transferee Company.

9.2. The Transferee Company undertakes to have all legal or other proceedings initiated by or against the Transferor Company referred to in sub-clause (9.1) above transferred to its name and to have the same continued, prosecuted and enforced by or against the Transferee Company.

10. CONTRACTS, DEEDS AND OTHER INSTRUMENTS

10.1. Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of the Transferor Company or powers or authorities granted by or to it) of whatsoever nature to which the Transferor Company is a party or to the benefit of which the Transferor Company may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, be in full force and effect against or in favour of the Transferee Company, as the case may be, and may be enforced as fully and effectually as if, instead of the Transferor Company, the Transferee Company had been a party or beneficiary or obligee thereto. The Transferee Company shall, at any time prior to the Effective Date, wherever necessary, enter into, and/or issue and/or execute deeds, writings, confirmations, any tripartite arrangements or novations to which the Transferor Company will, if necessary, also be a party in order to give formal effect to the provisions of this Clause.

10.2. The Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which the Transferor Company is a party or any writings as may be necessary to be executed in

order to give formal effect to the above provisions. The Transferee Company shall, be deemed to be authorised to execute any such writings on behalf of the Transferor Company to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Company.

11. STAFF, WORKMEN & EMPLOYEES

Upon the coming into effect of this Scheme:

11.1. All the employees of the Transferor Company in service on the Effective Date shall become the employees of the Transferee Company on such date without any break or interruption in service and on terms and conditions as to remuneration not less favourable than those subsisting with reference to the Transferor Company as on the said date. It is clarified that the employees of the Transferor Company who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies, and shall not be entitled to avail of any schemes and benefits that are applicable and available to any of the employees of the Transferee Company unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/settlement, if any, entered into by the Transferor Company with any union/employee of the Transferor Company.

11.2. The existing provident fund, gratuity fund, and pension and/or superannuation fund or trusts created by the Transferor Company or any other special funds created or existing for the benefit of the employees of the Transferor Company shall at an appropriate stage be transferred to the relevant funds of the Transferee Company and till such time shall be maintained separately. In the event that the Transferee Company does not have its own fund with respect to any such matters, the Transferee Company shall create its own funds to which the contributions pertaining to the employees of Transferor Company shall be transferred.

PART 3

REORGANISATION OF CAPITAL AND ACCOUNTING TREATMENT

12. ISSUE OF SHARES

12.1. Upon the coming into effect of this Scheme and in consideration of the shareholders of the Transferor Company agreeing to the extinguishment of the shares of the Transferor Company, consequently the amalgamation of the Transferor Company in the Transferee Company and the dissolution without winding up of the Transferor Company in terms of the Scheme, the Transferee Company shall without any further application, act, instrument or deed, issue and allot to the equity shareholders of the Transferor Company, whose names are recorded in the Register of Members (the "Members"), on the Record Date, equity shares of Rs. 10/- (Rupees ten only) each, credited as fully paid up, in the ratio of 5 (Five) equity share of the face value of Rs. 10/- (Rupees ten only) each in the Transferee Company for every 100 (One Hundred) equity shares of the face value of Rs. 10/- (Rupees ten only) each held in Transferor Company .

(the above ratio in which the shares of the Transferee Company are to be allotted to the shareholders of the Transferor Company by the Transferee Company is hereinafter referred to as the "Share Exchange Ratio").

12.2. The shares or the share certificates of the Transferor Company in relation to the shares held by its Members shall, without any further application, act, instrument or deed, be deemed to have been automatically cancelled and be of no effect on and from the Record Date. The equity shares to be issued by the Transferee Company pursuant to Clause 12.1 above shall be issued in dematerialized form by the Transferee Company, unless otherwise notified in writing by the shareholders of the Transferor Company to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferor Company or a committee thereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Company, the equity shares shall be issued to such

members in dematerialised form provided that the members of the Transferee Company shall be required to have an account with a depository participant and shall be required to provide details thereof and such other confirmations as may be required. In the event that the Transferee Company has received notice from any member that equity shares are to be issued in physical form or if any member has not provided the requisite details relating to his/her /its account with a depository participant or other confirmations as may be required or if the details furnished by any member do not permit electronic credit of the shares of the Transferee Company, then the Transferee Company shall issue equity shares in physical form to such member or members.

12.3. In the event of there being any pending share transfers with respect to any application lodged for transfer by any shareholder of the Transferor Company, the Board of Directors or any committee thereof of the Transferor Company if in existence, or failing which the Board of Directors or any committee thereof of the Transferee Company shall be empowered in appropriate cases, even subsequent to the Record Date to effectuate such a transfer in the Transferor Company as if such changes in registered holder were operative as on the Record Date, in order to remove any difficulties arising to the transferor or the transferee of the share(s) in the Transferee Company and in relation to the new shares after the Scheme becomes effective.

12.4. No certificate(s) shall be issued in respect of fractional entitlements, if any, by the Transferee Company, to which the Members may be entitled on issue and allotment of shares of the Transferee Company as aforesaid in Clause 12.1 The Board of Directors of the Transferee Company shall, instead consolidate all such fractional entitlements and thereupon issue and allot equity shares in lieu thereof to a director or an officer of the Transferee Company or such other person as the Board of Directors of the Transferee Company shall appoint in this behalf who shall hold the shares in trust on behalf of the Members entitled to fractional entitlements with the express understanding that such director(s) or officer(s) or person(s) shall sell the same in the market at such time or times and at such price or prices in the market and to such person or persons, as it/he/they deem fit, and pay to the Transferee Company, the net sale proceeds thereof, whereupon the Transferee Company shall distribute such net sale proceeds to the Members in proportion to their respective fractional entitlements.

12.5. Equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividends, if any, that may be declared by the Transferee Company, on or after the Effective Date.

12.6. Equity shares of the Transferee Company issued in terms of this Scheme shall be listed on the stock exchange/s in India, where the existing equity shares of the Transferee Company are presently listed.

12.7. The Transferee Company shall, if and to the extent required, apply for and obtain any approvals from concerned regulatory authorities for the issue and allotment of Equity Shares to the members of the Transferor Company under the Scheme.

12.8. The Equity Shares to be issued by the Transferee Company in respect of any Equity Shares of the Transferor Company which are held in abeyance under the provisions of Section 206A of the Act or otherwise shall, pending allotment or settlement of dispute by order of Court or otherwise, be held in abeyance by the Transferee Company.

13. ISSUE OF GDRS

13.1 (a) The Bank of New York acting as the Depository representing the holders of GDRs of Reliance Industries Limited ("RIL GDR") holds Equity Shares of the Transferor Company on behalf of the said RIL GDR holders, in terms of the Scheme of Arrangement sanctioned by the Hon'ble High Court of Judicature at Bombay vide order dated 9th December, 2005.

(b) Pursuant to the provisions of Clause 12.1 above, the Transferee Company shall issue to the Bank of New York, Equity Shares of the Transferee Company against the extinguishment of the Equity Shareholding in the Transferor Company, if any, in accordance with the relevant Share Exchange Ratio. Subject to Clause (c) below, the Bank of New York shall hold such shares of the Transferee Company on behalf of the said holders of RIL GDRs.

(c) The Transferee Company may, on or before expiry of 150 (One hundred and fifty) days from the Record Date, in consultation with the Bank of New York as

Depository for the holders of RIL GDRs and by entering into appropriate agreements with the said Depository or any other Depository (appointed by the Transferee Company) for the issuance of GDRs, (whether listed or otherwise), instruct such Depository to issue GDRs of the Transferee Company, to the holders of RIL GDRs. Subject to sub-clause (d) below, if the Transferee Company has not had such GDRs issued as aforesaid, the Bank of New York as the Depository for RIL GDRs shall, in consultation with the Transferee Company, sell the shares of the Transferee Company in the open domestic market and distribute the net sale proceeds to such RIL GDR holders on a proportionate basis.

(d) Notwithstanding anything contained in sub-clause (c) of Clause 13.1 above, any holder of RIL GDRs may at anytime after the Record Date, but prior to the issuance of GDRs by the Transferee Company, instructs the Depository to transfer the underlying shares of the Transferee Company to such RIL GDR holder. In such case, the Transferee Company shall obtain such permissions as may be necessary.

(e) The holders of GDRs of RIL who wish to directly receive shares of the Transferee Company may surrender the GDRs of RIL held by them before the Record Date in exchange for shares of the Transferor Company. Such GDR holders holding shares of the Transferor Company on the Record Date shall then be entitled to receive shares of the Transferee Company in accordance with the Share Exchange Ratio under Clause 12.1 above.

13.2 The Transferee Company may take all such steps and do all such acts, deeds and things as may be necessary for the issue of GDRs pursuant to sub-clause (c) of Clause 13.1 for listing the GDRs on one or more overseas Stock Exchange(s) and if deemed necessary for the registration of the GDRs under the appropriate provisions of the Securities Act of 1933, as amended, of the United States of America ("the Securities Act").

13.3 The equity shares underlying the GDRs issued, if any, will not be registered under the Securities Act in reliance upon the exemption from registration contained in

Section 3(a)(10) of the Securities Act. To obtain this exemption, the Transferee Company will rely on the approval of the Scheme by the High Courts following the hearing by each court. However the GDRs to be issued will be, if deemed necessary, registered in terms of the appropriate provisions of the Securities Act.

13.4 If, on account of the Share Exchange Ratio, fractional GDRs of the Transferee Company have to be issued, then, in accordance with the terms and conditions of the Deposit Agreement, in lieu of delivering receipts for fractional GDRs the Depository may, in its discretion, sell the shares represented by the aggregate of such fractions, at public or private sale, at such place or places and at such price or prices as it may deem proper, and distribute the net proceeds of any such sale in accordance with the terms of the Deposit Agreement.

14. ACCOUNTING TREATMENT

14.1 On the Scheme becoming effective, the Transferee Company shall provide for the following accounting treatment in its books of accounts as under:

(a) All the assets (other than shares of Transferee Company which would be cancelled pursuant to sub-clause 7.2 hereof) recorded in the books of Transferor Company shall be recorded by the Transferee Company at their respective book value as appearing in the books of the Transferor Company. All the liabilities recorded in the books of Transferor Company shall upon becoming the liabilities of the Transferee Company be recorded by the Transferee Company at their respective book values as appearing in the books of the Transferor Company.

(b) Inter-company balances if any, will stand cancelled.

(c) The excess or shortfall of the Net Assets Value transferred to the Transferee Company, would be credited to the 'General Reserve Account' or Goodwill or as the case may be.

Explanation:

"Net Assets Value" shall be computed as the value of the Assets of the Transferor Company transferred to the Transferee Company less the value of the liabilities

becoming liability of the Transferee Company and the difference if positive shall be considered to be an "excess" and if negative shall be considered to be a "shortfall".

(d) If considered appropriate for the purpose of application of uniform accounting methods and policies between the Transferor Company and the Transferee Company, the Transferee Company may make suitable adjustments and reflect the effect thereof in the General Reserve of the Transferee Company.

PART 4

GENERAL TERMS AND CONDITIONS

15. DIVIDENDS, PROFITS, BONUS/RIGHTS SHARES

15.1 With effect from the date of filing of this Scheme with the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad (whichever is earlier) and upto and including the Effective Date, the Transferor Company and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders in respect of the accounting period prior to the Effective Date, provided that the Transferor Company shall not make any such declaration, except with the prior approval of the Board of Directors of the Transferee Company.

15.2 Until the coming into effect of this Scheme, the holder of equity shares of the Transferor Company and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including the right to receive dividends.

15.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of the Transferor Company and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Company and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Company and the Transferee Company, respectively.

16. WINDING UP OF THE TRANSFEROR COMPANY

16.1 On the Scheme becoming effective the Transferor Company shall be dissolved without being wound up.

16.2 The Board of Directors (or any committee thereof) of the Transferor Company shall without any further, act, instrument or deed be and stand dissolved.

17. APPLICATION TO THE HIGH COURT

17.1 The Transferor Company shall with all reasonable dispatch, make all applications/petitions under Sections 391 and 394 and other applicable provisions of the Act to the High Court of Judicature at Bombay for sanctioning of this Scheme and for its dissolution without winding up under the provisions of law, and obtain all approvals as may be required under law.

17.2 The Transferee Company shall also with all reasonable dispatch, make all applications/petitions under Sections 391 and 394 read with Sections 100-103 and other applicable provisions of the Act to the High Court of Gujarat at Ahmedabad for sanctioning of this Scheme under the provisions of law, and obtain all approvals as may be required under law.

18. MODIFICATION / AMENDMENT TO THE SCHEME

18.1 The Transferor Company and the Transferee Company may assent from time to time on behalf of all persons concerned to any modifications or amendments or additions to this Scheme or to any conditions or limitations which either the Boards of Directors or a committee or committees of the concerned Board or any Director authorised in that behalf by the concerned Board of Directors (hereinafter referred to as the "Delegates") of the Transferor Company and the Transferee Company deem fit, or which the High Courts or any other authorities under law may deem fit to approve of or impose and which the Transferor Company and the Transferee Company may in their discretion deem fit and to resolve all doubts or difficulties that may arise for carrying out this Scheme and to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or to review the position relating to the satisfaction of the conditions to this Scheme and if necessary, to waive any of those (to the extent

permissible under law) for bringing this Scheme into effect. (In the event that any of the conditions may be imposed by the Courts or other authorities which the Transferor Company or the Transferee Company may find unacceptable for any reason, then the Transferor Company and the Transferee Company are at liberty to withdraw the Scheme). The aforesaid powers of the Transferor Company and the Transferee Company may be exercised by the Delegates of the respective Companies. In particular and without prejudice to the generality of the foregoing the modifications and amendments referred to in this sub-clause may include modifications and amendments relating to the mode by which the business undertaking assets and properties of the Transferor Company are transferred to the Transferee Company.

18.2 For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegate of the Transferor Company and Transferee Company may give and are authorised to determine and give all such directions as are necessary including directions for settling or removing any question of doubt or difficulty that may arise and such determination or directions, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

19. CONDITIONS

19.1 The Scheme is conditional upon and subject to the following:

(a) The Scheme being agreed to by the requisite majority of the members of the Transferor Company and the Transferee Company as required under the Act and the requisite orders of the High Courts being obtained;

(b) Such other sanctions and approvals including sanctions of any governmental or regulatory authority, creditor, lessor, or contracting party as may be required by law or contract in respect of the Scheme being obtained; and

(c) The certified copies of the orders of the High Courts being filed with the Registrar of Companies, Maharashtra, Mumbai and the Registrar of Companies, Gujarat.

(d) The provisions contained in this Scheme are inextricably inter-linked with the other provisions and the Scheme constitutes an integral whole. The Scheme would be

given effect to only if is approved in its entirety unless specifically agreed otherwise by the Transferor Company and the Transferee Company by their respective Board of Directors or any Committee constituted by them.

20. EFFECT OF NON-RECEIPT OF APPROVALS

In the event of this Scheme failing to take effect within 12 months of the first filing with the High Court of Judicature at Bombay or the High Court of Gujarat at Ahmedabad, whichever is later, or by such later date as may be agreed by the respective Boards of Directors of the Transferor Company and the Transferee Company, this Scheme shall become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case each Company shall bear its own costs or as may be mutually agreed.

21. Costs

The Order of the High Courts u/s 391-394 of the Act not being a conveyance as understood under the Bombay Stamp Act, 1958, stamp duty would only be payable on the conveyance referred to in Clause 7.1.1 of this Scheme, which stamp duty shall be payable by the Transferor Company. All other costs, charges and expenses, including any taxes and duties of the Transferor Company and Transferee Company respectively in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Company in pursuance of this Scheme shall be borne and paid by the Transferee Company.

Certified to be TRUE COPY
For RAJESH SHAH & CO.
Advocates for the Petitioner / Applicant

TRUE-COPY
17/10/06
M. D. NARVEKAR
COMPANY REGISTRAR
HIGH COURT (O.S.)
BOMBAY

IN THE HIGH COURT OF JUDICATURE AT

BOMBAY

ORDINARY ORIGINAL CIVIL JURISDICTION

COMPANY PETITION NO.324 OF 2006

CONNECTED WITH

COMPANY APPLICATION NO. 430 OF 2006

AND

In the matter of Sections 391 to 394 of the Companies Act, 1956;

AND

In the matter of Scheme of Amalgamation and Arrangement of Reliance Capital Ventures Limited with Reliance Capital Limited and their respective shareholders and creditors.

RELIANCE CAPITAL VENTURES LIMITED

.... Petitioner Company

Authenticated copy of the Minutes of the Order dated 23rd June, 2006 along with Scheme.

Dated this day of June, 2006.

M/S RAJESH SHAH & CO

Advocates for the Petitioner Company

16, Oriental Building,

30, Nagindas Master Road,

Flora Fountain, Mumbai -400 001